Form 20-F
period 2010-12-31
HiSoft Technology International Ltd
filed 2011-05-04
CIK 1493639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-34790

HiSoft Technology International Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

33 Lixian Street Qixianling Industrial Base Hi-Tech Zone, Dalian 116023 People’s Republic of China
(Address of principal executive offices)

Christine Lu-Wong 33 Lixian Street Qixianling Industrial Base Hi-Tech Zone, Dalian 116023 People’s Republic of China Tel: (86) 411-84556655 Fax: (86) 411-84791350 E-mail: investor_relations@hisoft.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Securities	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 19 common shares	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Common shares, par value $0.0001 per share*	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

* Not for trading, but only in connection with the registration of American Depositary Shares representing such common shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

579,358,183 common shares, par value $0.0001 per share, were outstanding as of December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐   No ☐

i

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•                  “$” and “U.S. dollars” refer to the legal currency of the United States;

•                  “ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•                  “ADSs” refer to our American depositary shares, each of which represents 19 common shares;

•                  “China” and the “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “common shares” refer to our common shares, par value $0.0001 per share;

•                  “RMB” and “Renminbi” refer to the legal currency of China; and

•                  “we,” “us,” “our company” and “our” refer to HiSoft Technology International Limited, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010.

PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.  KEY INFORMATION

A.                                   Selected Financial Data

The selected consolidated statements of operations data (other than ADS data) for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of operations data (other than ADS data) for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this report on Form 20-F.

You should read the selected consolidated financial data in conjunction with those financial statements and related notes and information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(dollars in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Net revenues	$33,669	$63,051	$100,720	$91,456	$146,579
Cost of revenues (1)(2)	25,334	47,435	70,295	58,759	92,718
Gross profit	8,335	15,616	30,425	32,697	53,861
Operating expenses:
General and administrative (2)	12,454	12,617	19,010	18,981	30,509
Selling and marketing (1)(2)	4,176	5,599	8,345	5,968	9,310
Offering expenses	—	—	3,782	—	—
Impairment of intangible assets	2,480	—	5,760	—	—
Impairment of goodwill	—	—	4,784	—	—
Change in fair value of contingent consideration	—	—	—	—	1,194
Total operating expenses	19,110	18,216	41,681	24,949	41,013
(Loss) income from operations	(10,775)	(2,600)	(11,256)	7,748	12,848
Other (expenses) income (3)	(592)	2,488	411	676	1,143
Income tax (expense) benefit	760	(770)	703	(1,061)	(1,934)
Net (loss) income on discontinued operation	31	(38)	(569)	—	—
Net (loss) income	(10,576)	(920)	(10,711)	7,363	12,057
Noncontrolling interest	654	—	—	—	—
Net (loss) income attributable to HiSoft Technology International Limited	$(9,922)	$(920)	$(10,711)	$7,363	$12,057
Deemed dividend on Series A, A-1, B and C convertible redeemable preferred shares	(1,120)	(5,762)	—	—	—
Net income attributable to Series A, A-1, B and C convertible redeemable preferred shares	—	—	—	(5,690)	(3,942)
Net (loss) income attributable to holders of common shares	$(11,042)	(6,682)	$(10,711)	$1,673	$8,115
Net (loss) income per common share:
Basic	$(0.13)	$(0.07)	$(0.13)	$0.02	$0.03
Diluted	$(0.13)	$(0.07)	$(0.13)	$0.02	$0.02
Net (loss) income per ADS:
Basic	$(2.47)	$(1.35)	$(2.47)	$0.37	$0.49
Diluted	$(2.47)	$(1.35)	$(2.47)	$0.36	$0.45
Weighted average common shares used in calculating (loss) income per common share:
Basic	82,176,358	94,237,854	82,279,610	86,148,324	315,964,432
Diluted	82,176,358	94,237,854	82,279,610	388,372,705	507,037,891
Weighted average ADSs used in calculating net (loss) income per ADS:
Basic	4,325,071	4,959,887	4,330,506	4,534,122	16,629,707
Diluted	4,325,071	4,959,887	4,330,506	20,440,699	26,686,205

(1)                                  Includes acquisition-related amortization of intangible assets totaling $1.7 million, $1.9 million, $1.6 million, $0.1 million and $0.9 million in 2006, 2007, 2008, 2009 and 2010, respectively, allocated as follows:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$222	$152	$50	$16	$188
Operating expenses:
Selling and marketing	1,507	1,716	1,565	60	687

(2)                                  Includes share-based compensation charges totaling $1.4 million, $1.5 million, $1.8 million, $1.1 million and $4.0 million in 2006, 2007, 2008, 2009 and 2010, respectively, allocated as follows:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$74	$268	$362	$321	$606
Operating expenses:
General and administrative	1,339	1,214	1,405	720	3,136
Selling and marketing	5	8	35	56	259

(3)                                  Includes change in fair value of warrants of $2.4 million in the year ended 2007 resulting from our issuance in 2004 of warrants allowing the holders to acquire 2,000,000 shares of our series A convertible redeemable preferred shares and 36,000,000 shares of our series A-1 convertible redeemable preferred shares. The warrants were exercised in full in 2007 and no future charge will apply.

	Year Ended December 31,
	2006	2007	2008	2009	2010
Other Consolidated Financial Data

Gross margin (1)	24.8%	24.8%	30.2%	35.8%	36.7%
Operating margin (2)	(32.0)%	(4.1)%	(11.2)%	8.5%	8.8%
Net margin (3)	(31.4)%	(1.5)%	(10.6)%	8.1%	8.2%

(1)                                  Gross margin represents gross profit as a percentage of net revenues.

(2)                                  Operating margin represents income (loss) from operations as a percentage of net revenues.

(3)                                  Net margin represents net income (loss) before noncontrolling interest as a percentage of net revenues.

	As of December 31,
	2006	2007	2008	2009	2010
	(dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$10,889	$39,229	$46,881	$54,842	$169,893
Total assets	40,774	96,668	86,100	104,242	255,092
Total liabilities	20,217	22,246	16,699	26,151	80,140
Noncontrolling interest	181	—	—	—	—
Series A convertible redeemable preferred shares	12,100	12,581	12,581	12,581	—
Series A-1 convertible redeemable preferred shares	—	9,900	9,900	9,900	—
Series B convertible redeemable preferred shares	12,320	30,800	30,800	30,800	—
Series C convertible redeemable preferred shares	—	35,750	35,750	35,750	—
Total equity (deficit)	$(4,044)	$(14,609)	$(19,630)	$(10,940)	$174,952

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on Thursday, December 30, 2010 (the last day of 2010 for which exchange rate data was available), which was RMB6.600 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information. —D. Risk Factors—Risks Related to Our Business— Fluctuations in exchange rates could impact our competitiveness and results of operations.” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 29, 2011, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.4900 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York.  For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	RMB per U.S. Dollar Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
2010
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5483	6.5743
April (through April 29)	6.4900	6.5267	6.5477	6.4900

(1) Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our operations and those of our customers are vulnerable to natural disasters and other events beyond our control, the occurrence of which may have an adverse effect on our facilities, personnel and results of operations.

Our operations and those of our customers are vulnerable to fires, earthquakes, typhoons, droughts, floods, power losses, and similar events. We cannot guarantee that such future events will not cause material damage to our and our customers’ facilities or property or cause significant business interruptions.

In March 2011, Japan was struck by a 9.0-magnitude earthquake. The earthquake resulted in a tsunami and radiation leak at the Fukushima nuclear facility. In response to unfolding safety concerns at the damaged nuclear facility at Fukushima, we incurred relocation expenses associated with relocating our nearly 200 Japan-based employees and their families. Those employees and their families were given the option of being relocated to Osaka, Japan or to China to work out of these alternative locations, after consultation with the Company’s clients. As a result, in the first quarter of 2011, we experienced additional operating expenses of approximately $0.7 million. We cannot assure you that these events will not have any further subsequent adverse effect on our facilities and operations or those of our customers. In particular, the extent of existing and potential future radiation release from the Fukushima nuclear facility is still in flux and coupled with potential aftershocks from the earthquake, may result in future additional adverse effects on our facilities and operations and those of our customers and suppliers.

Furthermore, in 2009 and 2010, 25.3% and 23.0% of our net revenues were derived from clients headquartered in Japan, respectively. Our customers with facilities and operations in Japan or who have business dealings with Japan that have been affected by these events may suffer from a slowdown resulting in reduced demand for our services and we can make no assurances that our results of operation will not be adversely affected. In the first quarter of 2011, we experienced loss of revenue from work interruptions of approximately $0.6 million.

We cannot assure you that there will be no further adverse impact on our future revenue as a result of potential interruption or slowdown of operations of our customers.

Our net revenues declined from 2008 to 2009 due in part to the recent global economic crisis. Although our net revenues increased in 2010, continuing economic difficulties due to the global economic downturn or any future economic downturn, particularly in our key client geographies of the United States or Japan, could adversely affect our business.

As a result of the recent global economic crisis and downturn in business activities in Japan, the United States and other countries where our clients are located, we experienced a decrease in demand for outsourced technology services that led to a decrease in our net revenues from 2008 to 2009. In 2009 and 2010, respectively, 59.6% and 54.1% of our net revenues were derived from clients headquartered in the U.S. and 25.3% and 23.0% of our net revenues were derived from clients headquartered in Japan; we expect that a significant majority of our net revenues will continue to be derived from clients in these two geographic areas in the future. If the economies of the United States or Japan or other countries where our clients are located experience continuing difficulties in recovering from the global economic downturn, or if there is another general economic downturn or a recession in these countries, our clients and potential clients in these countries may substantially reduce their budgets for outsourced technology services and modify, delay or cancel plans to purchase our services. Additionally, if our clients’ operating and financial performance deteriorates, they may not be able to pay, or may delay payment of, amounts owed to us. Any or all of these events could cause a decline in our net revenues and materially and adversely affect our business and results of operations.

If we do not succeed in attracting new clients for our technology services and/or growing revenues from existing clients, we may not achieve our revenue growth goals.

We plan to significantly expand the number of clients we serve to diversify our client base and grow our revenues. Revenues from a new client often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that client. Therefore, obtaining new clients is important for us to achieve rapid revenue growth. Our ability to attract new clients, as well as our ability to grow revenues from our existing clients, depends on a number of factors, including our ability to offer high quality technology services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new clients and to sell additional services to existing clients. If we fail to attract new clients or to grow our revenues from existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

If we are not successful in expanding our service offerings and managing increasingly large and complex projects, we may not achieve our financial goals and our results of operations may be adversely affected.

We have been expanding, and plan to continue to expand, the nature and scope of our service offerings. As part of this expansion, we plan to add new capabilities within our existing service lines, such as embedded systems testing. The success of our expanded service offerings is dependent, in part, upon demand for such services by new and existing clients and our ability to meet this demand in a cost-competitive and effective manner. To successfully market our expanded service offerings and obtain larger and more complex projects, we need to establish closer relationships with our clients and develop a thorough understanding of their operations. In addition, we may face a number of challenges managing larger and more complex projects, including:

•                  maintaining high quality control and process execution standards;

•                  maintaining high resource utilization rates on a consistent basis;

•                  maintaining productivity levels and implementing necessary process improvements;

•                  controlling costs; and

•                  maintaining close client contact and high levels of client satisfaction, while at the same time preserving continuity in personnel engaged in a particular project while also rotating personnel to ensure that periodic wage adjustments do not adversely impact our margins on a particular project.

Our ability to successfully manage large and complex projects depends significantly on the skills of our management personnel and professionals, some of whom do not have experience managing large-scale or complex projects. In addition, large and complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays may make it difficult to plan our project resource requirements.

If we fail to successfully market our expanded service offerings or obtain engagements for large and complex projects, we may not achieve our revenue growth and other financial goals. Even if we are successful in obtaining such engagements, a failure by us to effectively manage these large and complex projects could damage our reputation, cause us to lose business, impact our net margins and adversely affect our results of operations.

If we are not successful in integrating and managing our past and future strategic acquisitions, our business and results of operations may suffer and we may incur exceptional expenses or write-offs.

We have completed several acquisitions in recent years, including our recent acquisitions of substantially all the business and assets of Besure Technology Co., Ltd., or Besure, a IT services company specializing in SAP consulting and implementation services based in China; substantially all of the business and assets of Beans Group PTE LTD, a Singapore-based research and development service provider; a business team from certain China-based IT services firms providing IT services to banking and financial clients; substantially all of the business and assets of iConnect, Inc., a US-based development and testing services provider; and substantially all of the business and assets of Shanghai Yuetong Software Technology Co., a China-based development and testing services provider. We may in the future continue to pursue strategic acquisitions. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions.” While we identified and may identify expected synergies and growth opportunities in connection with these acquisitions prior to their completion, we may not achieve, and have not always achieved, the expected benefits. For example, in 2008, we recorded an impairment of intangible assets of $5.8 million and impairment of goodwill of $4.8 million due to lower than expected sales and profits in 2008 from several businesses we had acquired.

For companies we have acquired or may acquire in the future, we could have difficulty assimilating the target company’s personnel, operations, products, services and technology into our operations. The primary value of many potential targets in the outsourcing industry lies in their skilled professionals and established client relationships. Transitioning these types of assets to our business can be particularly difficult due to different corporate cultures and values, geographic distance and other intangible factors. Some newly acquired employees may decide not to work with us or to leave shortly after their move to our company and some acquired clients may decide to discontinue their commercial relationships with us. Also, although we believe such risks are remote based on our due diligence performed prior to completing our acquisitions, we may be unsuccessful in obtaining qualifications or consents necessary for the operation of all or part of the acquired businesses. For example, in connection with our acquisition of substantially all of the businesses of Besure Technology Co., Ltd., or Besure, a China based IT services firm specializing in SAP consulting and implementation services, we may have to reapply for certain SAP certifications in order to provide certain services. These difficulties could disrupt our ongoing business, distract our management and current employees and increase our expenses, including causing us to incur significant one-time expenses, impairment charges and write-offs. Furthermore, any acquisition or investment that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may adversely affect the value of our ADSs.

We may not succeed in identifying suitable acquisition targets, which could adversely affect our ability to expand our operations and service offerings and enhance our competitiveness.

We have pursued and may continue to pursue strategic acquisition opportunities to increase our scale and geographic presence, expand our service offerings and capabilities and enhance our industry and technical expertise. However, it is possible that we may not identify suitable acquisition or investment candidates, or, if we do identify suitable candidates, we may not complete those transactions on terms commercially favorable to us or at all. Any inability by us to identify suitable acquisition targets or investments or to complete such transactions could adversely affect our competitiveness and our growth prospects.

We face challenges hiring and retaining highly skilled professionals, especially senior engineers, project managers and mid-level technology professionals. Our results of operations and ability to effectively serve our clients may be negatively affected if we cannot attract and retain highly skilled professionals.

The success of our business is dependent to a significant degree on our ability to attract and retain highly skilled professionals. In China there is currently a shortage of, and significant competition for, professionals who possess the technical skills and experience necessary to act as senior engineers, project managers and middle managers for IT and research and development outsourcing projects, and we believe that such professionals are likely to remain a limited resource for the foreseeable future. Moreover, similar to India, the outsourced technology industry in China has experienced significant levels of employee attrition. The attrition rate among our employees who have worked for us for at least six months were 18.8%, 13.8% and 14.6% for 2008, 2009 and 2010, respectively. Due to the cost of hiring and training new professionals, high attrition rates can negatively affect our cost of revenues and net income. In addition, we may face increasing difficulties recruiting the talent we need to staff our outsourcing facilities in less developed cities in China with lower average wages and living standards. If we are unable to hire and retain highly skilled professionals, our ability to bid on, obtain and effectively execute new projects may be impaired, which would adversely affect our results of operations.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

We have experienced significant growth in recent years. Our net revenues have grown from $63.1 million in 2007 to $100.7 million in 2008, decreased slightly to $91.5 million in 2009 and grown to $146.6 million in 2010. The total number of our employees grew from 2,781 as of December 31, 2008, 3,819 as of December 31, 2009 to 5,521 as of December 31, 2010. Our operations have also expanded in recent years through increases in our service delivery capabilities and acquisitions of complementary businesses. We expect our operations to continue to grow in terms of both headcount and geographic locations. Our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

•                  recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel;

•                  creating and capitalizing upon economies of scale;

•                  managing a larger number of clients in a greater number of industry sectors;

•                  managing our days of sales outstanding;

•                  maintaining effective oversight over personnel and offices;

•                  coordinating work among onshore and offshore sites and project teams and maintaining high resource utilization rates;

•                  integrating new management personnel and expanded operations while preserving our culture, values and entrepreneurial environment; and

•                  developing and improving our internal systems and infrastructure, particularly our financial, operational and communications systems.

We operate in an intensely competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations.

The markets in which we compete are changing rapidly and we face intense competition from both global providers of outsourced technology services as well as those based in China. There are relatively low barriers to entry into our markets and we have faced, and expect to continue to face, additional competition from new market entrants. We believe that the principal competitive factors in our markets are breadth and depth of service offerings, reputation and track record, ability to tailor service offerings to client needs, industry expertise, ability to leverage offshore delivery platforms, service quality, price, scalability of infrastructure, financial stability, and sales and marketing skills. We face competition or competitive pressure primarily from:

•                  global offshore outsourced technology services companies such as Cognizant Technology Solutions, HCL Technologies, Infosys Technologies, Patni Computer Systems, Tata Consultancy Services and Wipro Technologies;

•                  China-based technology outsourcing service providers such as Beyondsoft, Chinasoft, Dalian Hi-think Computer (DHC), iSoftStone, Neusoft, SinoCom and VanceInfo;

•                  certain divisions of large multinational technology firms; and

•                  in-house IT departments of our clients and potential clients.

China-based outsourced technology services companies compete with us primarily in the Japan and China markets, while global offshore outsourced technology services companies compete with us primarily in the U.S. market. Many of our international competitors have significantly greater financial, human and marketing resources, a broader range of service offerings, greater technological expertise, more experienced personnel, longer track records, more recognizable brand names and more established relationships in industries that we serve or may serve in the future. Moreover, a number of our international competitors have established operations in China.

To compete successfully in our markets, we will need to develop new service offerings and enhance our existing service offerings while maintaining price competitiveness. If and to the extent we fail to develop value-adding service offerings that differentiate us from our competitors, we may need to compete largely on price, which may cause our operating margins to decline. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to attract, train, motivate and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to client needs. In particular, outsourcing of technology services by domestic Chinese companies is a relatively recent development and it is not yet clear how this industry may develop. Our inability to compete successfully against competitors and pricing pressures could result in lost clients, loss of market share and reduced operating margins, which would adversely impact our results of operations.

Our competitiveness depends significantly on our ability to keep pace with the rapid changes in information technology. Failure by us to anticipate and meet our clients’ technological needs could adversely affect our competitiveness and growth prospects.

The technology services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely or cost-effective manner or, if we do respond, the services or technologies we develop may fail in the marketplace. Furthermore, services or technologies that are developed by our competitors may render our services less competitive or obsolete. In addition, new technologies may be developed that allow our clients to more cost-effectively perform the services that we provide, thereby reducing demand for our outsourced technology services. Our failure to address these developments could have a material adverse effect on our competitiveness and our ability to meet our growth targets.

Our revenues are highly dependent on a limited number of clients, and the loss of, or any significant decrease in business from, any one or more of our major clients could adversely affect our financial condition and results of operations.

We have in the past derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients. Microsoft and UBS accounted for 10.3% and 13.5%, respectively, of our net revenues in 2008. In 2009, Microsoft accounted for 13.7% of our net revenues and our ten largest clients accounted for a combined 61.4% of our net revenues. In 2010, a U.S.-based multinational IT company and Microsoft each accounted for 10% or more of our net revenues and in aggregate accounted for 23.1% of our net revenues. Our ten largest clients accounted for a combined 56.8% of our net revenues.

The volume of work performed for specific clients is likely to vary from year to year, especially since we are generally not our client’s exclusive technology outsourcing service provider. A significant client in one year may not provide the same level of revenues for us in any subsequent year. The technology outsourcing services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of technology outsourcing and other services we provide change over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of services with us.

There are a number of factors that could cause us to lose major clients. Because many of our engagements involve functions that are critical to the operations of our clients’ businesses, any failure by us to meet a client’s expectations could result in cancellation or non-renewal of the engagement. In addition, our clients may decide to reduce spending on technology services from us due to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more work in-house or to other providers. Furthermore, our clients, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may demand price reductions, automate some or all of their processes or reduce the services to be provided by us, any of which could reduce our profitability.

The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, could adversely affect our financial condition and results of operations.

The non-competition clauses contained in some of our business contracts with our existing clients may affect our ability to explore new business relationships and to procure new clients.

Some of our business contracts contain non-competition clauses which restrict our ability to provide services to competitors of our existing clients. Such clauses provide that, during the term of the contract or for a certain period of time after the completion of the service (typically 12 months), we or our employees who worked for a client may not provide similar services to such client’s competitors. In addition, some contracts restrict us from competing with the client in quoting, tendering or offering services or solutions, whether by ourselves or with others, directly or indirectly, to such client’s customers.

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT or research and development spending by companies within these industries may adversely affect our business.

We derive a large proportion of our revenues from clients which operate in a limited number of industries, including technology and banking, financial services and insurance, or BFSI. In 2010, we derived 63.0% and 24.1% of our revenues, respectively, from clients operating in these two industries. Our business and growth largely depend on continued demand for our services from clients and potential clients in these industries and those industries where we are focusing expansion efforts, such as manufacturing, telecommunications, Internet and life sciences. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource technological applications, or consolidation in the industry. In addition, serving a major client within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that client if there is a perceived conflict of interest. Any significant decrease in demand for our services by clients in these industries, or other industries from which we derive significant revenues in the future, may reduce the demand for our services.

The inability of our clients to pay the receivable balance on their accounts with us may expose us to the credit risks of such clients and may adversely affect our results of operations and liquidity.

We maintain allowances for doubtful accounts based upon information available to us to make estimates, considering historical experience and other factors surrounding the credit risk of specific clients. However, if we additionally identify that collection from certain other significant accounts is in doubt, we may be exposed to the credit risk of such clients and may have to provide for the provision of those doubtful accounts. For example, in the financial year ended December 31, 2010, we recorded a bad debt provision of US$3.5 million in the fourth quarter resulting from our identification of the credit risk and liquidity issue associated with a client. The inability of our clients to pay the receivable balance on their accounts may require us to make bad debt provisions and may adversely affect our results of operations and liquidity.

We enter into fixed-price contracts with some of our clients, and our failure to accurately estimate the resources and time required for these contracts could negatively affect our results of operations.

Some of our outsourced technology services are provided on a fixed-price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Net revenues from fixed-price contracts accounted for 13.6% and 17.4% of our total net revenues in 2009 and 2010, respectively. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed-price contracts, we bear the risk of cost overruns and completion delays in connection with these projects. Any failure to accurately estimate the resources and time required for a project, wage inflation or any other factors that may impact our costs to complete the project, could adversely affect our profitability and results of operations.

Many of our client contracts typically can be terminated by our clients without cause and with little or no notice or penalty. Any termination of our significant contracts could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts can be terminated by our clients with or without cause, with less than three months’ notice and without penalty. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including:

•                  client financial difficulties;

•                  a change in strategic priorities resulting in elimination of the impetus for the project or a reduced level of technology spending;

•                  a change in outsourcing strategy resulting in moving more work to the client’s in-house technology departments or to our competitors;

•                  the replacement by our clients of existing software with other software packages supported by licensors; and

•                  mergers and acquisitions or significant corporate restructurings.

Any termination of significant contracts, especially if unanticipated, could have a negative impact on our future revenues and profitability.

Most of our engagements with clients are for a specific project only and do not necessarily provide for subsequent engagements. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations will be adversely affected.

Our clients generally retain us on an engagement-by-engagement basis in connection with specific projects rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenues from a client who also contributed to our revenues during the prior fiscal year, our engagements with our clients are typically for projects that are singular and often short-term in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or are terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. If we are unable to generate a substantial number of new engagements on a continual basis, our business and results of operations will be adversely affected.

Some of our client contracts contain provisions which, if triggered, could adversely affect our future profitability.

Our contracts with certain of our clients contain provisions that provide for downward revision of our prices under certain circumstances. For example, certain client contracts provide that if during the term of the contract we were to offer similar services to any other client on terms and conditions more favorable than those provided in the contract, we would be obliged to offer equally favorable terms and conditions to the client prospectively for future work performed. This may result in lower revenue and profits in future periods. Certain other contracts allow a client to request a benchmark study comparing our pricing and performance with that of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide for the remaining term of the contract. While this has not happened in the past, the triggering of any of the provisions described above could adversely affect our future profitability.

Our success depends to a substantial degree upon our senior management and key personnel, and our business operations may be negatively affected if we fail to attract and retain highly competent senior management.

We depend to a significant degree on our senior management and key personnel such as project managers and other middle management. However, competition for senior management and key personnel in our industry is intense, and we may be unable to retain our senior management or key personnel or attract and retain new senior management or other key personnel in the future. If one or more members of our senior management team or key personnel resigns, it could disrupt our business operations and create uncertainty as we search for and integrate a replacement. If any member of our senior management leaves us to join a competitor or to form a competing company, any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. We have entered into employment agreements with our senior management and key personnel which contain non-competition, non-solicitation and nondisclosure covenants that survive for up to one year following termination of employment. We may not, however, be able to enforce the non-competition, non-solicitation and nondisclosure provisions of these agreements, and such agreements do not ensure the continued service of these senior management and key personnel. In addition, we do not maintain key man life insurance for any of the senior members of our management team or our key personnel.

We may be liable to our clients for damages caused by system failures or breaches of security obligations.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and back-up data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with the clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. In some of our client contracts we limit our liability for damages arising from negligent acts in rendering our technology services. However, these contractual limitations of liability may be unenforceable or may fail to protect us from liability for damages in the event of a claim for breach of our obligations. In addition, our liability insurance is limited and may be insufficient to cover liabilities that we incur.

Assertions of system failures or breaches of security obligations against us, if successful, could have a material adverse effect on our business, reputation, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

If our clients’ proprietary intellectual property or confidential information is misappropriated by us or our employees in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly legal proceedings and lose clients.

We and our employees are frequently provided with access to our clients’ proprietary intellectual property and confidential information, including source codes, software products, business policies and plans, trade secrets and personal data. We use network security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use, of such intellectual property and confidential information. We also require our employees to enter into non-disclosure arrangements to limit access to and distribution of our clients’ intellectual property and other confidential information as well as our own. However, the steps taken by us in this regard may not be adequate to safeguard our clients’ intellectual property and confidential information. Moreover, most of our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our clients. As a result, if our clients’ proprietary rights are misappropriated by us or our employees, our clients may consider us liable for that act and seek damages and compensation from us. Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Any such acts could also cause us to lose existing and future business and damage our reputation in the market. Even if such assertions against us are unsuccessful, they may cause us to incur reputational harm and substantial legal fees.

We face risks associated with having a long selling and implementation cycle for our services that requires us to make significant resource commitments prior to realizing revenues for those services.

We have a long selling cycle for our outsourced technology services, which requires significant investment of capital, human resources and time by both our clients and us. Before committing to use our services, potential clients often require us to expend substantial time and resources educating them as to the value of our services and our ability to meet their requirements. Therefore, our selling cycle, which frequently exceeds six months for new clients and three months for existing clients, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. For certain engagements we may begin work and incur substantial costs prior to concluding the contract.

Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to obtain contracts with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our profitability will suffer if we are not able to maintain our resource utilization levels and continue to improve our productivity levels.

Our gross margin and profitability are significantly impacted by our utilization levels of fixed-cost resources, including human resources as well as other resources such as computers and office space, and our ability to increase our productivity levels. We have expanded our operations significantly in recent years through organic growth and external acquisitions, which has resulted in a significant increase in our headcount and fixed overhead costs. We may face difficulties in maintaining high levels of utilization for our newly established or newly acquired businesses and resources. In addition, some of our professionals are specially trained to work for specific clients or on specific projects and some of our delivery center facilities are dedicated to specific clients or specific projects. Our ability to manage our utilization levels depends significantly on our ability to hire and train high-performing professionals and to staff projects appropriately, and on the mix of our onshore versus offshore services provided on a given project.

If we experience a slowdown or stoppage of work for any client or on any project for which we have dedicated professionals or facilities, we may not be able to efficiently reallocate these professionals and facilities to other clients and projects to keep their utilization and productivity levels high. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

Wage increases in China may prevent us from sustaining our competitive advantage and may reduce our profitability.

Compensation expenses for our professionals and other employees form a significant part of our costs. Wage costs in China have historically been significantly lower than wage costs in Japan, the United States and other developed countries for comparably skilled professionals. However, because of rapid economic growth and increased competition for skilled employees in China, wages for highly skilled employees in China, in particular middle- and senior-level managers, are increasing at a higher rate than in Japan, the United States, Singapore and Europe. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Increases in the wages and other compensation we pay our employees in China could reduce the competitive advantage we have enjoyed against onshore service providers in Japan, the United States and other countries.

If we fail to comply with the regulations of the various industries and the different jurisdictions in which our clients conduct their business or fail to adhere to the regulations that govern our business, our ability to perform services may be affected and may result in breach of obligation with our clients.

We serve clients across the United States, Japan, China, Singapore and other countries and our clients are subject to various regulations that apply to specific industries. Therefore, we need to perform our services to satisfy the requirements for our clients to comply with applicable regulations. We are also required under PRC laws and regulations to obtain and maintain licenses and permits to conduct our business. If we fail to perform our services in such a manner that enables any client to comply with applicable regulations, we may be in breach of our obligations with such client and as a result, we may be required to pay the client penalties under the terms of the relevant contract with such client. In addition, if we cannot maintain the licenses or approval necessary for our business, there may be a material adverse effect on our business and results of operations.

Fluctuations in exchange rates could impact our competitiveness and results of operations.

The majority of our revenues are generated in Renminbi, Japanese yen and U.S. dollars, while the majority of our costs are denominated in Renminbi. Accordingly, changes in exchange rates, especially relative changes in exchange rates among the Renminbi, Japanese yen and U.S. dollar, may have a material adverse effect on our revenues, costs and expenses, gross and operating margins and net income. For example, because substantially all of our employees are based in China and paid in Renminbi, our employee costs as a percentage of revenues may increase or decrease significantly along with fluctuations in the exchange rates between the Renminbi, Japanese yen and U.S. dollar.

The Japanese yen and U.S. dollar are freely floating currencies. However, the conversion of the Renminbi into foreign currencies, including the Japanese yen and the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the People’s Bank of China announced that it will allow a more flexible exchange rate for Renminbi without mentioning specific policy changes, although it ruled out any large-scale appreciation. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

If the Renminbi appreciates significantly against the U.S. dollar or the Japanese yen and we are unable to correspondingly increase the proportion of our Renminbi-denominated revenues, our margins and profitability could decrease substantially. We have entered into a limited number of Renminbi-Japanese yen forward contracts to partially hedge our exposure to risks relating to fluctuations in the Renminbi-Japanese yen exchange rate, and we periodically review the need to enter into hedging transactions to protect against fluctuations in the Renminbi-Japanese yen and Renminbi-U.S. dollar exchange rates. However, only limited hedging transactions were available as of the date of this annual report on Form 20-F for Renminbi exchange rates, and the effectiveness of these hedging transactions in reducing the adverse effects on us of exchange rate fluctuations may be limited.

We have limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.

Our success depends in part upon our proprietary intellectual property rights, including certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our services. We rely on a combination of copyright, trademark and patent laws, trade secret protections and confidentiality agreements with our employees, clients and others to protect our intellectual property, including our brand identity. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by PRC regulatory agencies is inconsistent. As a result, litigation may be necessary to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, there is no guarantee that we would be able to halt any unauthorized use of our intellectual property in China through litigation.

We may be subject to third-party claims of intellectual property infringement.

Although there were no material pending or threatened intellectual property claims against us as of the date of this annual report on Form 20-F, and we believe that our intellectual property rights do not infringe on the intellectual property rights of others, infringement claims may be asserted against us in the future. For example, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property. In addition, our contracts contain broad indemnity clauses in favor of our clients, and under most of our contracts, we are required to provide specific indemnities relating to third-party intellectual property rights infringement. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award. Although we carry limited professional liability insurance, such insurance may not cover some claims and may not be sufficient to cover all damages that we may be required to pay. Furthermore, we may be forced to develop non-infringing technologies or obtain a license to provide the services that are deemed infringing. We may be unable to develop non-infringing processes, methods or technologies or to obtain a license on commercially reasonable terms or at all. We may also be required to alter our processes or methodologies so as not to infringe others’ intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly and could damage our reputation.

Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the United States, Japan or other countries in which our clients are based.

Concerns that offshore outsourcing has resulted in a loss of jobs and sensitive technologies and information to foreign countries have led to negative publicity concerning outsourcing in some countries, including the United States. Current or prospective clients may elect to perform services that we offer themselves or may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider.

These trends could harm our ability to compete effectively with competitors that operate primarily out of facilities located in these countries.

Offshore outsourcing has also become a politically sensitive topic in many countries, including the United States. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore service providers. Other federal and state legislation has been proposed that, if enacted, would provide tax disincentives for offshore outsourcing or require disclosure of jobs outsourced abroad. Similar legislation could be enacted in Japan and other countries in which we have clients. Any expansion of existing laws or the enactment of new legislation restricting or discouraging offshore outsourcing by companies in the United States, Japan or other countries in which we have clients could adversely impact our business operations and financial results.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

Capital requirements are difficult to plan in our rapidly changing industry. As of the date of this annual report on Form 20-F, we expect that we will need capital to fund:

•                  acquisitions of assets, technologies or businesses;

•                  the development and expansion of our technology service offerings;

•                  the expansion of our operations and geographic presence; and

•                  our marketing and business development costs.

We may require additional capital resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•                  investors’ perception of, and demand for, securities of outsourced technology services companies;

•                  conditions in the U.S. and other capital markets in which we may seek to raise funds;

•                  our future results of operations and financial condition;

•                  PRC government regulation of foreign investment in China;

•                  economic, political and other conditions in China; and

•                  PRC government policies relating to the borrowing and remittance outside China of foreign currency.

Financing may not be available in amounts or on terms acceptable to us or at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demand or competitive challenges.

Because there is limited business and litigation insurance coverage available in China, any business disruption or litigation we experience might result in our incurring substantial costs and diverting significant resources to handle such disruption or litigation.

While business disruption insurance may be available to a limited extent in China, we have determined that the risks of disruption and the difficulties and costs associated with acquiring such insurance render it commercially impractical for us to have such insurance. As a result, we do not have any business liability or business disruption coverage for our operations in China. Although we carry limited professional liability insurance, such insurance may not cover some claims and may not be sufficient to cover all damages that we may be required to pay due to such claims. As a result, any business disruption or litigation might result in our incurring substantial costs and the diversion of resources.

Natural disasters may lead to damages to our equipment and facilities and may affect our ability to perform services for our clients.

Natural disasters such as earthquakes, floods, fires, heavy rains, sand storms, tsunamis and cyclones could damage certain of our infrastructure or facilities and may disrupt our information systems or telephone service. Such damages and disruptions could affect our ability to perform services for our clients in accordance with the contractual provisions and may cause us to incur additional expenses to repair or to reinvest in equipment or facilities. In addition, the damages and additional expenses caused by natural disasters may not be fully covered by our insurance and our failure to perform services for our clients due to such natural disasters may affect our reputation and may damage our relationships with our clients.

Our net revenues, expenses and profits are subject to fluctuation, which make them difficult to predict and may negatively affect the market price of our ADSs.

Our operating results and growth rate may vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the market value of our ADSs. As a large part of any quarter’s revenues are derived from existing clients, revenue growth can vary due to project starts and stops and client-specific situations.

Additional factors which affect the fluctuation of our net revenues, expenses and profits include:

•                  variations in the duration, size, timing and scope of our engagements, particularly with our major clients;

•                  impact of new or terminated client engagements;

•                  timing and impact of acquisitions, including how quickly and effectively we are able to integrate the acquired business, its service offerings and employees, and retain acquired clients;

•                  changes in our pricing policies or those of our clients or competitors;

•                  start-up expenses for new engagements;

•                  progress on fixed-price engagements, and the accuracy of estimates of resources and time frames required to complete pending assignments;

•                  the proportion of services that we perform onshore versus offshore;

•                  the proportion of fixed-price contracts versus time-and-materials contracts;

•                  unanticipated employee turnover and attrition;

•                  the size and timing of expansion of our facilities;

•                  unanticipated cancellations, non-renewal of our contracts by our clients, contract terminations or deferrals of projects;

•                  changes in our employee utilization rates;

•                  changes in relevant exchange rates; and

•                  our ability to implement productivity and process improvements, and maintain appropriate staffing to ensure cost-effectiveness on individual engagements.

A significant portion of our expenses, particularly those related to personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in our operating results in any particular quarter. Fluctuations in our operating results may result in sharp unpredictable fluctuations in the market price of our ADSs. Such sharp fluctuations may be viewed negatively by the market and result in a lower market price than our ADSs would have in the absence of such fluctuations.

Our net revenues and results of operations are affected by seasonal trends.

Our net revenues and results of operations are affected by seasonal trends. In particular, as most of our net revenues are derived from contracts priced on a time-and-materials basis, we typically experience lower total net revenues during holiday periods, particularly during the Chinese New Year holidays in the first quarter of every year and during the week-long National Day holiday in October of every year, when our delivery centers in the PRC operate with reduced staffing. However, during periods of high growth in our net revenues as well as during periods of quarterly fluctuations in net revenues due to other factors, such as the recent economic crisis, any seasonal impact on our quarterly results may not be apparent. We believe that our net revenues and results of operations will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our net revenues and results of operations as an indication of our future performance.

The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

We have operations in China, Japan, the United States and Singapore and we serve clients across North America, Europe and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the Cayman Islands and intermediate and operating subsidiaries incorporated in the British Virgin Islands, China, Hong Kong, Japan, Singapore and the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•                  significant currency fluctuations among the Renminbi, Japanese yen, U.S. dollar and other currencies in which we transact business;

•                  legal uncertainty owing to the overlap of different legal regimes, problems in asserting contractual or other rights across international borders, and the burden and expense of complying with the laws and regulations of various jurisdictions;

•                  potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•                  current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

•                  obtaining visas and other travel documents, especially for our employees who are PRC citizens;

•                  unexpected changes in regulatory requirements; and

•                  terrorist attacks and other acts of violence, regional conflicts or war, including any escalation of recent events involving South Korea and North Korea; and

•                  natural and man-made disasters, including the recent 9.0 magnitude eartherquake in Japan and resulting tsunami and radiation leaks at the Fukushima nuclear power plant.

The occurrence of any of these events could have a material adverse effect on our financial condition and results of operations.

We may cease to enjoy financial incentives and subsidies from certain PRC government agencies.

Certain of our PRC subsidiaries have in the past been granted financial incentives and subsidies from certain local government agencies in support of the continued expansion of our business locally and globally. These government agencies may decide to reduce or eliminate such financial incentives and subsidies at any time. Therefore, we cannot assure you of the continued availability of such financial incentives and subsidies. The discontinuation of these financial incentives and subsidies could potentially increase our operating and other expenses and adversely affect our financial condition and results of operation.

We rely on technological infrastructure and telecommunications systems in providing our services to our clients, and any failures by, or disruptions to, the infrastructure and systems we use could adversely affect our business and results of operations.

To provide effective offshore outsourced technology services for our clients, we must maintain active voice and data communications among our main operations centers in China, our onshore centers in Japan, the United States and Singapore, and our clients’ offices. Disruptions to our communications systems could result from, among other things, technical breakdowns, computer glitches and viruses, and natural or man-made disasters. For example, while the March 11 Japan earthquake, resulting tsunami and radiation leak at the Fukushima nuclear power plant did not damage our facilities in Japan, we did sustain some disruption in our business in and around the Tokyo region owing to temporary loss of electrical power, temporary staff evacuation and lost productivity. Also, the May 2008 earthquake centered in China’s Sichuan province caused disruptions in the operations of our Chengdu delivery center, including interruptions in communications, temporary closure and lost staff productivity. We also depend on certain significant vendors for facility storage and related maintenance of our main technology equipment and data at our technology hubs. Any failure by these vendors to perform those services, any temporary or permanent loss of our equipment or systems, or any disruptions to basic infrastructure like power and telecommunications could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients and otherwise adversely affect our business and results of operations.

Restrictions on visa issuances by Japan, the United States or other countries may affect our ability to compete for and provide services to clients in those countries, which could adversely affect our business and results of operations.

Our business depends to a limited extent on the ability of our PRC employees to obtain the necessary visas and entry permits to do business in the countries where our clients and our onshore delivery centers are located. Historically, the process for obtaining visas for PRC nationals to certain countries, including Japan and the United States, has been lengthy and cumbersome. We have in the past experienced delays and rejections when applying for business visas to the United States for some of our personnel. Moreover, in response to terrorist attacks and global unrest, immigration authorities generally, and those in the United States in particular, have increased the level of scrutiny in granting visas. If further terrorist attacks occur, obtaining visas for our personnel may become even more difficult. Local immigration laws may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. If we are unable to obtain the necessary visas for our personnel who need to travel internationally, if the issuance of such visas is significantly delayed, or if the length of stay permitted under such visas is shortened, we may not be able to provide services to our clients on a timely and cost-effective basis or manage our onshore delivery centers as efficiently as we otherwise could, any of which could adversely affect our business and results of operations.

We may be unable to establish and maintain an effective system of internal control over financial reporting and, as a result, we may be unable to accurately report our financial results or prevent fraud.

As a public company in the United States, we are subject to the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of our ADSs.

Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may identify control deficiencies as a result of the assessment process we will undertake in compliance with Section 404, including but not limited to, internal audit resources and formalized and documented closing and reporting processes. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404 but we may be unable to do so. Our failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, which may negatively affect our results of operations.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risk Factors Relating to China

Our operations may be adversely affected by changes in China’s political, economic and social conditions or a deterioration in China’s relations with Japan or the United States.

As a substantial portion of our business operations are conducted in China, changes to the economic, political and social conditions in China could have an adverse effect on our business. Although substantially all of our revenues are derived from services provided to clients located outside of China, a significant downturn in the PRC economy could indirectly harm our business by deterring non-PRC companies from engaging in business in China. In addition, any significant increase in China’s inflation rate could increase our costs and have a negative impact on our operating margins. Although inflation in China has not materially impacted our results of operations in recent years, China has experienced significant increases in inflation levels.

According to the National Bureau of Statistics of China, the rate of increase in the consumer price index in China was 5.9%, negative 0.7%, 3.3%  and 5.5% in 2008, 2009, 2010 and the first three months ended March 31, 2011, respectively.

Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, that had the effect of slowing the growth of credit availability. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in response to the global downturn. However, since January 2010, the People’s Bank of China has begun to increase the statutory reserve ratio in response to rapid domestic growth, which may have a negative impact on the Chinese economy. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. Changes in any of these policies could adversely affect the overall economy in China or the prospects of the outsourced technology services industry.

Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, any significant deterioration in China’s relations with Japan or the United States could discourage some of our clients in those countries from engaging in business with us or could lead to legislation in China, Japan or the United States that could have an adverse impact on our business interests.

The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.

Under PRC tax laws and regulations, certain of our operating subsidiaries in China enjoyed, or are qualified to enjoy, certain preferential income tax benefits.

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules, were promulgated by the PRC State Council on December 6, 2007 and the Notice on Implementation of Transitional Arrangements for Preferential Policies of Enterprise Income Tax, or the Transitional Arrangements Notice, was promulgated by the PRC State Council on December 26, 2007. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises. The New EIT Law, however (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, subject to transitional rules as stipulated in the Transitional Arrangements Notice, and (iii) introduces new tax incentives, subject to various qualification criteria. For example, the New EIT Law permits certain “high and new technology enterprises strongly supported by the state” to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as “high and new technology enterprises strongly supported by the state,” our PRC subsidiaries must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “high and new technology enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification.

On November 5, 2010, the Ministry of Finance, the Ministry of Commerce and the State Administration of Taxation jointly issued the Notice on the Relevant Enterprise Income Tax Polices on Advanced Technology Service Enterprises, or Notice 65, with retroactive effect from July 1, 2010. Under Notice 65, enterprises which qualify as “advanced technology service enterprises” are entitled to enjoy the tax rate of 15% from July 1, 2010 to December 31, 2013.

In the event the preferential tax treatment for any of our PRC subsidiaries is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential income tax treatment, it will become subject to the standard PRC enterprise income tax rate of 25%.

We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. On April 21, 2010, the State Administration of Taxation issued Circular 157—Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise, or HNTE, entity was in a tax holiday period, where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% HNTE preferential tax rate, it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the standard PRC tax rate (i.e., currently 25%). However, based on the interpretation of Circular 157 from the relevant local tax authorities, we believe that entities that qualify as HNTEs and which are registered in the Zhongguancun High and New Technology Industrial Zones of Beijing, will continue to pay taxes at the rate of 7.5%. Since HiSoft Beijing is an HNTE registered in the Zhongguancun High and New Technology Industrial Zones of Beijing, we do not believe that Circular 157 has any effect on its tax position. Nonetheless, the discontinuation of our preferential tax treatments or the change of the applicable preferential tax rate could materially increase our tax obligations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Income Taxes.”

In addition, our PRC subsidiaries are exempt from business tax with respect to the software development business and related technology consulting services in which they engage, both-of which fall within the definition of technology development business. Our PRC subsidiaries are required to sign and submit business contracts under specific requirements under current PRC tax laws to obtain the exemption and we cannot assure you that each of our clients will cooperate with us to comply with the specific requirements for the purpose of the exemption. Furthermore, we cannot assure you that the PRC regulators will not change the tax laws to cancel the tax exemption. Expiration of or changes to the tax exemption may have a material adverse effect on our tax obligations and operating results.

Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the New EIT Law and the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. While we do not believe we should be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our financial condition and results of operations.

Pursuant to the New EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends from our PRC subsidiaries. To the extent these dividends are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

In addition, because there remains uncertainty regarding the interpretation and implementation of the New EIT Law and the Implementation Rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax.

If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders, your investment in our ADSs or common shares may be materially and adversely affected.

Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the New EIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On July 26, 2010, the State Administration of Taxation issued the Administration Measures on the Enterprise Income Tax Treatment of Enterprise Reorganizations, or Bulletin No. 4 to provide clarification in a number of areas for Circular 59 and also provide guidance on filing and documentation requirements. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. On March 28, 2011, the State Administration of Taxation issued the Notice on Issues abut the Administration of Enterprise Income Tax for Non-PRC Enterprises, or Bulletin No. 24, which provides clarification for Circular 698 in a number of areas, including, for example, installment payment treatment, effective tax burden, and filing requirement for foreign investors who have indirectly transferred a Chinese resident enterprise. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Bulletin No. 4 took effect from January 1, 2010.  Bulletin No. 24 took effect from April 1, 2011.  However, they also apply to transactions that have occurred prior to its issuance for which the relevant PRC tax matters have not been dealt with. Under the two circulars, HiSoft Holdings Limited, or HiSoft Holdings BVI, HiSoft International, and HiSoft Systems Holdings Limited, or HiSoft Systems BVI, may be subject to income tax on capital gains generated from their respective transfers to us and other subsidiaries of our company of equity interests in HiSoft Services (Beijing) Limited, or HiSoft Beijing, and HiSoft Technology (Chengdu) Co., Ltd., or HiSoft Chengdu, in 2008 and equity interests in HiSoft Systems (Shenzhen) Limited, or HiSoft Shenzhen, in 2009; although our management believes the risk is remote. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If the PRC tax authorities make such adjustment, our income tax costs will be increased.

In addition, by promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. Since we consistently pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust the capital gains or request us to submit additional documentation for their review in connection with any of our acquisitions, thus causing us to incur additional acquisition costs.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008.

The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers are entitled to compensation equal to three times their regular daily salary for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

As our main operating entities and a substantial majority of our assets are located in China, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although China’s legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to the United States. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involves uncertainties. For example, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, some of which are not published on a timely basis or at all. In addition, the relative inexperience of China’s judiciary in some cases may create uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations. Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have a retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval was required in connection with our initial public offering or follow-on public offering, we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and were amended on June 22, 2009. Under these regulations, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, Fangda Partners, at the time of our initial public offering in June 2010 and follow-on public offering in December 2010 that we were not required to obtain CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market (which was subsequently elevated to the Nasdaq Global Select Market on January 3, 2011) because we completed our restructuring and established our current offshore holding structure before September 8, 2006, the effective date of these regulations. However, there remains some uncertainty as to how these regulations will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial pulic offering or follow-on public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering and follow-on public offering into China, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors could make it more difficult for us to make future acquisitions or dispose of our business operations or assets in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including a requirement that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if either threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 is triggered. Since 2005 we have expanded our operations through a series of acquisitions and investments. Complying with the requirements of the new regulation in order to complete any future transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete any future transactions, which could affect our ability to expand our business or maintain our market share. In addition, such additional procedures and requirements could make it more difficult or time-consuming for us to dispose of any of our business operations or assets in China.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, China’s State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Furthermore, PRC citizens or residents are also required to remit profits, dividends and other capital variation incomes in foreign exchange paid by the special purpose company to China within 180 days following their receipt of the same. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The guidance imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the non-compliance to the local branch of SAFE.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply, with SAFE Circular 75 requirements. We understand that our PRC citizen or resident beneficial owners have completed initial registration with the local counterpart of SAFE in Dalian and are in the process of completing amendment registration under SAFE Circular 75. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Item 3. Key Information. —D. Risk Factors—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and a relevant guidance issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. Currently, the foreign exchange proceeds from the sales of stock or dividends distributed by the overseas-listed company can be converted into Renminbi or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account opened at a PRC domestic bank. If stock options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees who have been granted share options, or PRC option holders, have been subject to these rules since the listing and trading of our ADSs on the Nasdaq Global Market in June 2010 (which was subsequently elevated to the Nasdaq Global Select Market on January 3, 2011). If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See “Item 4. Information of the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

PRC government restrictions on the convertibility of Renminbi may limit our ability to effectively utilize our revenues and funds.

A majority of our net revenues are generated in Japanese yen or U.S. dollars, while most of our costs are denominated in Renminbi. In order for us to effectively utilize our revenues and the funds raised in our initial public offering and the follow-on public offering, we need to conduct currency exchanges between Renminbi and other currencies. Under PRC regulations as of the date of this annual report on Form 20-F, Renminbi is convertible for “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts for use in payment of international current account transactions. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated registered capital of a foreign-invested company may only be used for purposes within the company’s business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated registered capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering and the follow-on public offering to our PRC subsidiaries in the PRC, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC, and we may not be able to convert the net proceeds from our initial public offering and the follow-on public offering into Renminbi to invest in or acquire any other PRC companies.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our initial public offering and follow-on public offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we received our initial public offering and follow-on public offering, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by China’s Ministry of Commerce or its local counterparts. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. If we fail to receive such registrations or approvals, our ability to use the proceeds we received from our initial public offering and follow-on public offering and to capitalize our PRC operations may be negatively affected, which could materially adversely affect our liquidity and our ability to fund and expand our business.

Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

A majority of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory general reserve fund until the cumulative amount in such fund reaches 50% of the company’s registered capital. Each of our PRC subsidiaries is also required to set aside a certain amount of its after-tax profits each year, if any, to fund a public welfare fund. Also, each of our PRC subsidiaries that is a Chinese-foreign equity joint venture is required to set aside a certain amount of its after-tax profits each year, if any, to fund an enterprise expansion fund. However, the specific amounts of the public welfare fund or enterprise expansion fund are subject to the discretion of the board of directors of the relevant subsidiary. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. As of December 31, 2010, our PRC subsidiaries had allocated $2.4 million to these statutory reserve funds. The total amount of our restricted net assets was $94.9 million as of December 31, 2010. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Any future outbreak of a severe form of H1N1 influenza, severe acute respiratory syndrome or avian flu in China, or any similar adverse public health developments, may disrupt our business and operations.

Adverse public health epidemics or pandemics could disrupt businesses operations and economic activities in China. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were temporarily closed by the PRC government to prevent transmission of SARS. The World Health Organization has announced that there is a high likelihood of an outbreak of avian flu in Asia, with the potential to be as disruptive as if not more disruptive than SARS. In 2009, occurrences of H1N1 influenza were reported throughout the world, including in China. Any recurrence of the SARS outbreak, an avian flu outbreak, a severe H1N1 influenza outbreak, or the development of a similar health hazard in China, may disrupt our business and operations and prevent us from providing our services in a timely manner.

Risks Related to Our Common Shares and ADSs

If a research report distributed by Deutsche Bank Securities Inc., one of our underwriters, prior to the filing of our registration statement were held to violate the Securities Act, purchasers of ADSs in our follow-on public offering in December 2010 may have the right to seek refunds or damages.

On November 18, 2010, prior to the filing of the registration statement of which this prospectus forms a part, a research report regarding our recent acquisition of Besure Technology was distributed by Deutsche Bank Securities Inc., one of our underwriters. The research report was not intended to constitute offering materials in connection with our follow-on public offering in December 2010, however, there may nevertheless be a risk that the report could be deemed a prospectus not meeting the requirements of the Securities Act and the distribution of the report could be found a violation of Section 5 of the Securities Act.

If the distribution of this research report were to be held by a court to be a violation by us of Section 5 of the Securities Act, purchasers in our follow-on public offering in December 2010 that received the research report, if any, and potentially all purchasers of ADSs in our follow-on public offering in December 2010 would, under the Securities Act, have the right for a period of one year from the date of their purchase, to seek recovery of the consideration paid in connection with their purchase or, if they had already sold the ADSs, sue us for damages resulting from their purchase. The total amount of these damages could potentially equal the gross proceeds of our follow-on public offering in December 2010, plus interest and the purchasers’ attorneys’ fees, if these investors seek recovery or damages after an entire loss of their investment. We also could be subject to potential enforcement actions by the Securities and Exchange Commission, which could result in injunctive relief or the imposition of fines. Although we would vigorously contest any claims brought on the basis of this research report, there can be no guarantee that we would be successful in refuting any and all such claims. If any such claims were to succeed, we might not have sufficient funds to pay the resulting damages or to finance a repurchase of our ADSs and our reputation and our business could be materially and adversely affected.

An active trading market for our common shares or our ADSs may not be sustained and the trading price for our ADSs may fluctuate significantly.

If an active public market for our ADSs is not sustained, the market price and liquidity of our ADSs may be adversely affected. Furthermore, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations.

Future sales or perceived sales of our ADSs or common shares by existing shareholders could cause our ADSs price to decline.

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our common shares in the public market after any contractual lock-up period and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common shares could decline. As of March 31, 2011, we had 580,225,948 outstanding common shares (including 15,266,215 nonvested common shares awarded under our share incentive plan and excluding common shares issuable upon the exercise of outstanding options with respect to our common shares under our share incentive plan). Of these shares, only ADSs sold in our initial public offering or in our follow-on public offering will be freely tradable, without restriction, in the public market. The representatives of the underwriters may, in their sole discretion, permit our officers, directors, employees and current option holders and shareholders to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements pertaining to our initial public offering and our follow-on public offering expire, all of our outstanding shares will be eligible for sale in the public market, although a portion will be subject to volume limitations under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. In addition, common shares subject to outstanding options under our share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2010, and we do not expect to become one in the future, although there can be no assurance in this regard. If we become a PFIC, United States Holders, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations”, of our common shares or ADSs may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Moreover, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company”.

You may not be able to participate in rights offerings and may experience dilution of your holdings in relation to any such offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs may be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in late 2008 and early 2009, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may also have a material adverse effect on the market price of our common shares.

In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, many PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs.

These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

Our sixth amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our common shares may fall and the voting and other rights of the holders of our common shares may be adversely affected. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and reissued) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

The Cayman Islands courts are unlikely:

•                  to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•                  to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. A substantial majority of our assets are located outside the United States and most of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying common shares in accordance with these instructions. Under our sixth amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your common shares are not voted as you requested.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the common shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our common shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•                  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our common shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for holders of ADSs to influence the management of our company. Holders of our common shares are not subject to this discretionary proxy.

You may not receive distributions on our common shares or any value for them if it is unlawful or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our common shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our common shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we think or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement regarding the implementation of a nominating committee. This may afford less protection to holders of our common shares and ADSs.

The Nasdaq Marketplace Rules in general require listed companies to have, among other things, a nominating committee consisting solely of independent directors and establishment of a formal director nomination process. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules. The corporate governance practice in our home country, the Cayman Islands, does not require the implementation of a nominating committee or establishment of a formal director nominations process. We currently rely upon the relevant home country exemption in lieu of the nominating committee or nominations process. As a result, the level of independent oversight over management of our company may afford less protection to holders of our common shares and ADSs.

Item 4.  INFORMATION OF THE COMPANY

A.                                   History and Development of the Company

Our legal and commercial name is HiSoft Technology International Limited. Our principal executive offices are located at 33 Lixian Street, Qixianling Industrial Base, Hi-Tech Zone, Dalian 116023, People’s Republic of China, and our telephone number is 86-411-8455-6655. Our Internet website address is www.hisoft.com. The information contained on our website is not part of this annual report on Form 20-F. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at located at 400 Madison Avenue, 4th Floor, New York, New York 10017, United States.

We commenced operations in November 1996 as Haihui Dalian. In August 2002, Haihui Dalian established Haihui Sci-Tech Japan Co., Ltd., which we have recently renamed hiSoft Japan Co., Ltd., or HiSoft Japan, in Tokyo, Japan as a wholly owned subsidiary. In September 2003, Haihui Dalian established DMK International, Inc., or DMK International, in Delaware as a wholly owned subsidiary.

To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, HiSoft Technology International Limited, or HiSoft International, in May 2004. In connection with this restructuring, HiSoft International established a wholly owned subsidiary, HiSoft Dalian, in Dalian, China and HiSoft Dalian entered into a series of contractual arrangements with Haihui Dalian and its shareholders to acquire effective control over Haihui Dalian.

Since 2005, we have expanded our operations through a series of acquisitions and investments described below.

•                  In December 2005, we acquired 51% of the business of Beijing Tianhai Hongye International Software Co. Ltd., or Tianhai International, a Beijing-based software outsourcing provider, and in December 2006, we acquired the remaining 49%. To effect the Tianhai International business acquisition, HiSoft Holdings BVI, a BVI holding company, and its wholly owned PRC subsidiary, HiSoft Beijing, were formed to hold and operate the underlying business. We acquired our interest in the business by acquiring shares of the offshore holding company, HiSoft Holdings BVI.

•                  In December 2005, we acquired 55% of the business of Teksen Systems, a Hong Kong and Guangzhou-based IT services provider, and in January 2007 we acquired the remaining 45% of the business. To effect the Teksen Systems business acquisition, HiSoft Systems BVI, a BVI holding company, and its wholly owned subsidiaries, HiSoft Systems Hong Kong Limited, or HiSoft Hong Kong, and HiSoft Shenzhen were formed to hold and operate the underlying business.

•                  In December 2006, we established HiSoft Envisage Inc., or HiSoft Envisage, in Delaware to acquire Envisage Solutions, a U.S.-based provider of packaged software services. This acquisition was completed in December 2006.

•                  In April 2007, we established HiSoft Chengdu and, in June 2007, we established HiSoft Technology (Singapore) Pte. Ltd., which was subsequently dissolved in June 2009.

•                  In November 2007, we completed our acquisition of Shanghai Shinko Computer Technology Co., Ltd., an outsourcing technology center for a new key client, Kobe Steel Ltd., and renamed it as HiSoft Technology (Shanghai) Co., Ltd., or HiSoft Shanghai.

•                  In December 2007, we acquired T-est Pte Ltd, or T-est, a Singapore-based research and development services provider, which we renamed HiSoft Singapore Pte. Ltd., or HiSoft Singapore.

•                  In December 2007, we acquired 100% of Daemoyrod, an Oracle application software implementation and support specialist with operations in the United States and Mexico, by merging it into HiSoft Wave, Inc., our wholly owned subsidiary, or HiSoft Wave.

•                  In January 2009, we established Wuxi HiSoft Services Limited, or Wuxi HiSoft, and, in December 2009, we established Wuxi Training Centre through Wuxi HiSoft.

•                  In August 2009, we acquired a business process support team from AIA Information Technology (Guangzhou) Co. Ltd.

•                  In October 2009, we acquired the testing business of MG Digital Pte Ltd., a Singapore-based research and development services provider.

•                  In December 2009, we acquired 100% of AllianceSPEC, an IT transaction system testing company based in Singapore.

•                  In February 2010, we acquired 100% of Beijing Horizon Information & Technology Co., Ltd., or Horizon Information, an IT testing company based in China.

•                  In April 2010, we acquired 100% of Echo Lane, Inc., or Echo Lane, a consulting services firm in the U.S. with expertise in cloud computing.

•                  In July 2010, we acquired 100% of Insurance Systems Laboratory CO., LTD, or ISL, a Japan-based IT consulting firm specializing in IT systems for insurance companies.

•                  In October 2010, we acquired substantially all of the businesses and assets of Besure Technology Co., Ltd., or Besure, a China-based IT services firm specializing in SAP consulting and implementation services.

•                  In January 2011, we acquired substantially all of the business and assets of Beans Group PTE LTD, a Singapore-based research and development service provider.

•                  In February 2011, we acquired a business team from a China-based IT services firm that provides banking and financial IT services.

•                  In February 2011, we established HiSoft Jinxin Technology (Beijing) Co. Ltd., or HiSoft Jinxin, in Beijing, in which we own a 60% interest.

•                  In April 2011, we acquired substantially all of the businesses and assets of iConnect, Inc., a US-based development and testing services provider.

•                  In April 2011, we acquired substantially all of the businesses and assets of Shanghai Yuetong Software Technology Co., a China-based development and testing services provider.

Our Initial Public Offering

In July 2010, we completed our initial public offering, in which we offered and sold an aggregate of 121,600,000 common shares in the form of ADSs, raising US$58.6 million in net proceeds, before expenses and several of our shareholders sold an aggregate of 19,000,000 common shares in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, we sold an aggregate of 16,371,673 additional common shares in the form of ADSs, raising an additional US$7.9 million in net proceeds, before expenses, and certain of our shareholders sold an aggregate of 4,718,327 additional common shares in the form of ADSs.

Follow-on Public Offering

In December 2010, we completed a follow-on public offering, in which we offered and sold an aggregate of 9,500,000 common shares in the form of ADSs, raising US$12.3 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 85,500,000 common shares in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, certain of our shareholders sold an aggregate of 14,250,000 additional common shares in the form of ADSs.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment, leasehold improvements and investment in equipment, technology and operating systems. Our capital expenditures were $2.0 million, $3.9 million and $5.8 million in 2008, 2009 and 2010, respectively. Our capital expenditures for 2008 were primarily related to purchasing equipment for new employees and upgrading our existing equipment. Our capital expenditures for 2009 were primarily related to the opening of our new delivery center in Wuxi. Our capital expenditures for 2010 were primarily related to purchasing new equipment for new employees and to replace existing equipment.

We are evaluating various options to expand our capacity, including the establishment of a new campus.The construction of such a campus could cost between $25 million and $50 million over several years, which we would intend to fund with cash on hand and cash from operations. The timing and feasibility of such a project has not been determined as of the date of this annual report on Form 20-F.

B.                                     Business Overview

Overview

We are a leading China-based provider of outsourced IT and research and development services, primarily for companies in the U.S. and Japan, including subsidiaries of 36 Fortune Global 500 companies. IDC ranked us as the third largest China-based provider of offshore, outsourced software development services by revenues in 2010. In addition to our strong market presence in the U.S. and Japan, we are leveraging our global capabilities to rapidly grow our business in China, which is benefiting from increased demand for China-based outsourced IT services from multinational and domestic corporations in China.

Our two service lines consist of IT services and research and development services. Our IT services include application development, testing and maintenance services for custom applications as well as implementation and support services for packaged software. Our research and development services include software and hardware testing as well as software globalization services. In 2009 and 2010, IT services contributed 51.5% and 52.4% of our net revenues, respectively, while research and development services contributed 48.5% and 47.6% of our net revenues, respectively.

We focus primarily on clients in the technology and BFSI industries. These industries have historically represented a significant proportion of outsourcing spending and, we believe, will continue to represent the greatest market opportunity for us. In 2009 and 2010, technology clients accounted for 61.5% and 63.0% of our net revenues, respectively. In 2009 and 2010, BFSI clients accounted for 23.7% and 24.1% of our net revenues, respectively.

We primarily target global companies that already use outsourced technology service providers from other geographies. In 2009 and 2010 approximately 155 and 235, respectively, of our clients were headquartered outside of China. We also actively seek to expand our service offerings to existing clients. From 2006 to 2010, we were successful in increasing the number of clients from whom we received between $1.0 million and $5.0 million in annual net revenues from five to 19, the number of clients from whom we received between $5.0 million and $10.0 million in annual net revenues from one to five and the number of clients from whom we received more than $10.0 million in annual net revenues from nil to three. In 2009 and 2010, 93.2% and 95.9%, respectively, of our net revenues were derived from clients that used our services in the prior year.

We provide our services through a combination of onshore and offshore delivery capabilities depending on the nature of the work and the client’s needs. As of the date of this annual report on Form 20-F, we had eight delivery centers of which seven were in China, located in Beijing, Chengdu, Dalian, Guangzhou, Shanghai, Shenzhen and Wuxi, and one was in Singapore. For our onshore delivery, we employ account managers and technology specialists with substantial experience in our focus industries of technology and BFSI. These employees are typically based in our offices in the U.S., Japan and Singapore to work directly with existing and target clients. We believe that having industry-focused account managers and key project delivery personnel onshore helps us better understand our clients’ needs and results in higher quality service delivery.

For clients that require dedicated resources, we also establish and manage client-centric offshore delivery centers within our facilities to provide our clients with greater control over staffing and process delivery. As of the date of this annual report on Form 20-F, we maintained dedicated offshore delivery centers for 18 of our clients. In March 2003, we became one of the first China-based companies to receive the Capability Maturity Model, or CMM, Level 5 certification, the highest level of the Software Engineering Institute’s CMM categorization for measuring the maturity of software processes. In addition, we were the first China-based outsourced technology service provider to operate a General Electric certified global development center.

Our net revenues have grown from $33.7 million in 2006 to $146.6 million in 2010, representing a compound annual growth rate, or CAGR, of 44.4%. Our gross profit has increased at a CAGR of 59.4% from $8.3 million in 2006 to $53.9 million in 2010. We had a net loss of $10.6 million in 2006, compared to net profit of $12.1 million in 2010. For 2009 and 2010, respectively, 59.6% and 54.1% of our net revenues were derived from clients headquartered in the U.S., 25.3% and 23.0% from Japan, 10.1% and 9.3% from Europe and 3.1% and 8.6% from China and 5.0% from Others.

Our Services

IT Services

Our IT services, which principally target the outsourced technology services needs of large corporations, assist our clients in maintaining and enhancing legacy IT applications and systems, as well as developing and implementing new IT applications and systems. Our application development solutions are adaptable around a client’s existing or chosen technology architecture. We cover every stage of application development, from requirements gathering and analysis to implementation and application management. Our processes can be either standardized or tailored, which gives our clients the flexibility to engage us at any stage of the process.

Application development, testing and maintenance services.  Our application development includes services such as evaluating client needs, configuring applications into customized systems, and managing migration of data from previous systems. We provide client application development services using industry standard development platforms such as Java, J2EE, C++, Microsoft .NET, VisualForce, Delphi and Powerbuilder.

Application testing is the process of verifying that the functions of a software product meet applicable requirements before general adoption. This process can be resource-consuming and can be executed by manual testing or script-based automated testing. We provide a scalable pool of qualified testing personnel to help clients develop and deploy applications in a timely and cost-effective manner.

Application maintenance services involve a variety of application system maintenance and user support functions. By outsourcing legacy maintenance, our clients can focus on core development and new technologies, while their mission- critical business systems continue to operate without interruption. Our application maintenance services include:

•                  legacy mainframe application maintenance;

•                  database management including data cleansing, data migration and various other data warehouse-related tasks;

•                  technical support and enhancements; and

•                  helpdesk and functional support.

Consulting and packaged software services.  We  offer a growing suite of consulting and packaged software services. For package software services, we work with our clients to design, implement, integrate and customize packaged software to help our clients run key business and operational functions more effectively and efficiently. Our team of technical consultants has extensive experience with leading packaged software services, ranging from front-office solutions for client management and performance management to back-office solutions for human resources and other operational functions. Our technical consultants have strong expertise in a range of packaged software solutions, including:

•                  enterprise resource planning solutions such as those from SAP and Oracle’s platform;

•                  customer relationship management solutions such as those from Salesforce.com and Oracle Siebel;

•                  business intelligence and analytics solutions such as those from Business Objects, Cognos, Informatica and SAS; and

•                  enterprise applications integration and web services solutions such as those from SeeBeyond, TIBCO and WebMethods.

Our expanding line of consulting services helps clients identify, evaluate and address their business needs with a keen focus on enhancements to their technology platform. Our engagement may be overall in nature or highly targeted to meet specific business functionalities. We market these services to senior level executives, including the chief executive and chief information officers, which provides us enhanced opportunities to cross-sell our services, deepening our penetration and expanding our wallet-share of clients.

IT Services Case Studies

The following case studies have been included to illustrate the type of IT services we have provided to our clients as well as how we have been able to develop some of our client relationships.

IT Services Case Study 1.  Our client, a financial services provider, had been working with a local service provider in Hong Kong. Due to increasing business volume and expected future growth for their Asia division, they identified the need for a more experienced service provider that could offer an expanded range of services, improved systems processes and minimal disruption to their business during the transition. In the three years since they hired us, we have built two dedicated services centers to serve the client, both compliant with the client’s strict security and compliance parameters. In the process, we were able to transition the work to our delivery centers, including moving a majority of the work from Hong Kong to Shenzhen, China. Furthermore, we have expanded the scope of services we provide to the client to include application maintenance and application testing in addition to application development. Subsequently, the client’s Asia division recommended us to their European division where we have since been awarded several initial projects.

IT Services Case Study 2.  Our client is a Japan-based manufacturer and seller of precision machinery and instruments. Faced with increasing labor costs and a need for certain advanced IT skills, the client’s IT department decided to work with an offshore outsourcing partner. After a review of offshore vendors in China, including site visits, the client awarded us an initial project to develop a logistics system for the entire supply chain of one of their product lines. We assembled a development team with the requisite programming skills that was able to implement the client’s business requirements into this software. The client then referred us to one of their subsidiaries which specializes in the manufacture and sale of advanced healthcare equipment.

Our initial project with this subsidiary was for five full-time employees to develop a software application for a key product. The client gradually broadened the engagement with us to include our team working with the client team in other software applications as well as maintaining and upgrading their enterprise IT applications. Currently, we have over 100 professionals dedicated to this client.

IT Services Case Study 3.  Our client is a company with businesses in the industrial and financial sectors. Prior to working with us, the client had an established program for outsourcing and off-shoring primarily using India- based IT service providers. To better serve its expanding operations in Asia as well as diversify the number and location of its IT service providers, the client began a search and selection process to identify suitable China-based vendors. We believe we were among over 100 companies considered and the first of four to be selected as a qualified vendor in China eligible to serve many of the client’s businesses around the world.

Starting with the client’s financial service business unit in Japan, we provided application development and maintenance services. We were then invited to participate in bids for their business units in the U.S. We have since provided services to many of the client’s business units in the U.S., Europe, Japan and China and expanded our service offerings to them to include package solution testing and maintenance.

Research and Development Services

Our research and development services, which principally target the outsourcing needs of software companies, allow our clients to outsource substantial parts of the software development process, including testing and globalization services. We believe our technical capabilities, process methodologies and quality control systems, along with our ability to offer a wide range of integrated research and development services, enable us to better serve our clients and compete against other providers of research and development services.

Outsourced testing.  Our testing services cover functionality testing, globalization testing, localization testing, performance testing, security testing and test automation. Our testing services team works closely with each client to become an integrated part of the client’s software development process and to provide testing services and systematic feedback during the software development process. This allows rapid resolution of problems discovered by our testing services team and helps our clients achieve greater efficiency in their overall software development process, a faster time to market for their software products, and lower overall development costs.

Software localization/globalization.  Our software globalization services include adapting software for use in another country or location, multi-lingual translation, multimedia localization involving translation and engineering multiple components into transcripts, video, sound, graphics and animation, and desktop publishing. Our in-house linguists and our network of translators worldwide support over 25 languages.

Research and Development Services Case Studies

The following case studies have been included to illustrate the type of research and development services we have provided to our clients as well as how we have been able to develop some of our client relationships.

Research and Development Services Case Study 1.  Our client is a computer technology corporation offering a wide range of software products and services for many different types of computing devices. Our engagement began with a team of six engineers based in their headquarters to conduct automated testing for a key software product. The software required significant fine tuning to improve specific functionality and address potential vulnerabilities. We selected a team of professionals that were highly experienced in software development and familiar with both manual and automated software testing methodologies.

Our team worked onsite with the client’s own development and testing team to create the tools to run various kinds of tests on the initial product and also run tests on subsequent software fixes commonly known as “patches.”

Since our initial engagement, we have successfully developed more than 1,000 different automated testing programs for nine upgrades and numerous intermediate patches for the client’s software product. In addition, the client has expanded our scope of work to include the testing of the patch download process, the testing of the server maintaining the patches as well as the web interface. Our team has grown to 28 professionals who work closely with the client teams. The client has also used us to outsource work to one of our delivery centers in China. Our relationship with the client now spans several key product groups.

Research and Development Services Case Study 2.  Our client is a software company specializing in network products, cloud computing and the virtualization of desktops, servers and applications. These products are complex and multi- lingual. Each new version and additional language capability only increases the product’s complexity, which in turn further challenges the efficiency and effectiveness of the globalization and testing of the new software. After conducting a formal selection process, the client selected us from a group of other China-based outsourcing vendors to help improve its globalization and testing efficiencies and to decrease its overall cost.

We started our engagement with a team of five professionals dedicated to developing and implementing the software to test a legacy application. Subsequently, the client contracted us to develop additional software to test products, which allowed us to increase the scope of our engagement. We also established a dedicated offshore development center with over 50 professionals.

During the global economic downturn, the client expressed a desire to further reduce costs in developing and testing its products. To address this request, we moved our delivery center from Beijing to the city of Wuxi. In the process, we were able to double the size of our engagement from 50 professionals to 100 professionals as the client expanded the scope of work under our engagement. We now have over 180 professionals dedicated to this client and have moved into providing them other research and development services, including product development for plug-ins (small software computer programs that extend the capabilities of a larger program) and new product features.

Our Delivery Model

We provide our services through a blend of onshore and offshore delivery, based on each client’s need for customization and flexibility in a given engagement. Our onshore delivery capability allows us to use onsite professionals to engage closely with our clients.

Our offshore capabilities comprise dedicated teams of professionals in China that form extensions of our clients’ development teams and IT departments. We tailor the composition of our teams to the specific needs of each client. Once the initial phases of an engagement have been completed, we generally utilize a greater portion of offshore resources over the remainder of the engagement, which allows us to better leverage our substantial base of offshore resources to maximize the cost-effectiveness of our services. In 2010, 82.3% of our services, as measured by net revenues, were delivered using offshore resources. We believe our demonstrated ability to establish a new offshore delivery center in as little as three to four months is an important part of our delivery model and a competitive advantage in serving our clients.

Quality assurance.  Our quality assurance compliance programs are critical to the success of our operations. Our quality assurance team monitors and analyzes our service delivery processes and provides feedback and reports on performance and compliance in relation to those processes. We have adopted the ISO 9001 quality management system standards as our fundamental quality management system framework. Within this framework we implement process improvement methodologies and CMM Level 5 software process maturity methodologies to standardize, manage and optimize our software processes. We adhere to the principles of Six Sigma, which is a disciplined, data-driven methodology for eliminating defects in any process, both for purposes of meeting specific client requirements as well as for maintaining high levels of quality across all of our client engagements.

Security.  We have adopted a comprehensive and systematic security framework to maximize the protection of our and our clients’ proprietary information. Our security system framework is based on ISO 27001, a widely accepted standard for information security management. Our network security, which includes company-wide network management, real-time network monitoring and firewall controls, is complemented by physical security systems such as full-time security guards and video monitoring, data and information management processes, and other methods for monitoring and protecting the flow of information within and between our offices and delivery centers. We have also adopted systematic business continuity planning and disaster recovery planning to respond to severe disruptions to our technology systems or business operations. Our clients routinely audit our security systems, and we also undertake SAS70 type 2 audits and have established an internal security team.

Our Clients

Our clients are located primarily in the U.S., Japan, Europe and China.

Our top ten clients represented 56.8% of our net revenues in 2010. In 2008, 13.5% and 10.3%, respectively, of our net revenues were derived from our contracts with UBS and Microsoft. In 2009, 13.7% of our net revenues were derived from our contracts with Microsoft. In 2010, a U.S.-based multinational IT company and Microsoft each accounted for 10% or more of our net revenues, and in aggregate accounted for 23.1% of our net revenues.

The following table sets forth percentage of our net revenues for the years ended December 31, 2008, 2009 and 2010 by location of clients’ headquarters:

	% of Net Revenues for
Client Location	2008	2009	2010
United States	58.3%	59.6%	54.1%
Japan	23.0%	25.3%	23.0%
Europe	15.6%	10.1%	9.3%
China (including Hong Kong)	2.3%	3.1%	8.6%
Others	0.8%	1.9%	5.0%

The following table sets forth the percentage of our net revenues by client industry for the years ended December 31, 2008, 2009 and 2010:

	% of Net Revenues for
Client Industry	2008	2009	2010
Technology	54.3%	61.5%	63.0%
BFSI	29.0%	23.7%	24.1%
Others (1)	16.7%	14.8%	12.9%

(1)                                  Includes manufacturing, telecommunications and life sciences.

The following table shows the distribution of our clients by net revenues for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
> $1 million, < $5 million	15	16	19
> $5 million, < $10 million	3	4	5
> $10 million	2	1	3

Sales and Marketing

Our sales and marketing strategy is targeted at increasing market awareness of our brand and service offerings, gaining new business from target clients, cross-selling our services to existing clients, and promoting repeat business from existing clients.

Our executive management team is actively involved in business development and managing our key client relationships.

As of December 31, 2010, we had 80 sales professionals, with 50 based in China, 14 based in the United States, 10 based in Japan and 6 based in Singapore. We have also been rapidly building our sales force in China. We believe that we have a strong sales team located in our key target markets, and this gives us a competitive advantage over many other China-based offshore outsourced technology services providers that do not have as extensive onshore sales and marketing capabilities.

Our sales teams are responsible for identifying and initiating discussions with prospective clients and cross-selling products to existing clients. Each of our clients is assigned a dedicated account manager who is responsible for daily interaction with the client in conjunction with our onshore and offshore service delivery teams. We believe that our close interaction with clients enables us to actively identify and target new areas of business. Our marketing team augments our sales efforts through brand building and other corporate-level marketing efforts, including participation in industry trade shows, conferences and seminars, sponsorship of industry studies, site visits to existing and prospective clients, and targeted presentations to decision makers within existing and prospective clients.

Competition

The markets in which we compete are changing rapidly and we face intense competition from both global providers of outsourced technology services as well as those based in China. There are relatively low barriers of entry in our markets and we have faced, and expect to continue to face, additional competition from new market entrants. While one of the important advantages of offshore outsourced technology services from China is the lower cost of labor, we believe that cost alone is not a sustainable competitive advantage. We believe that the principal competitive factors in our markets are breadth and depth of service offerings, reputation and track record for high quality and on-time delivery of work, ability to tailor service offerings to client needs, industry expertise, ability to leverage offshore delivery platforms, service quality, price, scalability of infrastructure, financial stability, and sales and marketing skills. We face competition primarily from:

•                  global offshore outsourced technology services companies such as Cognizant Technology Solutions, HCL Technologies, Infosys Technologies, Patni Computer Systems, Tata Consultancy Services and Wipro Technologies;

•                  China-based technology outsourcing service providers such as Beyondsoft, Chinasoft, Dalian Hi-think Computer (DHC), iSoftStone, Neusoft, SinoCom and VanceInfo;

•                  certain divisions of large multinational technology firms; and

•                  in-house IT departments of our clients and potential clients.

China-based outsourced technology services companies compete with us primarily in the Japan and China markets, while global offshore outsourced technology services companies compete with us primarily in the U.S. market. We believe we are the first China-based ITO company to receive CMM Level 5 certification as well as certifications in CMMI-SVC Maturity Level 3, Six Sigma, ISO 27001, ISO 9001:2008, SAS70 and PIPA.

HiSoft was among the first group of China-based companies to be ranked in the annual Global Outsourcing 100® ranking published by the International Association of Outsourcing Professionals®, or IAOP®, in 2006, and we were continuously ranked in the top 100 in the world in 2007, 2008, 2009 and 2010 by the IAOP®. We were also the first China-based company to be ranked in the top 20 by the IAOP® in 2008. In addition, IDC ranked us as the second largest China-based offshore software development provider in terms of revenues in both 2008 and 2009. However, many of our China-based and international competitors may have greater financial, human and marketing resources, a broader range of service offerings, greater technological expertise, more experienced personnel, longer track records, more recognizable brand names and more established relationships in industries that we currently serve or may serve in the future. Moreover, a number of the global offshore outsourced technology services companies with which we compete have established operations in China.

We cannot assure you that we will be able to compete successfully against our current or future competitors. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to Our Business—We operate in an intensely competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations.”

Insurance

We maintain property insurance policies covering physical damage to our buildings and personal properties for certain of our subsidiaries. Certain of our subsidiaries have employer’s liability insurance generally covering death or work injury of employees and public liability insurance covering certain incidents to third parties that occur on or in our premises. We also maintain professional liability insurance covering our offices worldwide. While we believe that our insurance coverage is comparable to similarly situated companies in China, it may not be sufficient to cover all losses and liabilities we may incur. We do not maintain key man life insurance for any of our senior management or key personnel.

We do not maintain business disruption insurance, which is available only to a limited extent in China. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we face risks associated with not having business disruption insurance coverage. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to Our Business—Because there is limited business insurance coverage in China, any business disruption or litigation we experience might result in our incurring substantial costs and diverting significant resources to handle such disruption or litigation.”

Regulations

Regulations Relating to Technology Outsourcing

China’s State Council and a number of government ministries and agencies have issued a series of rules and regulations aimed at stimulating the growth of the technology outsourcing industry in China. The principal regulations governing the software outsourcing industry include:

•                  Certification Standards and Administrative Measures of Software Enterprises (Tentative) (2000);

•                  Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry (2000);

•                  Software Products Administrative Measures (2009);

•                  Circular Concerning Relevant Questions Regarding Software Exports (2001);

•                  Circular on Printing and Distributing the Measures on Management and Statistics of Software Export (2001);

•                  Administrative Measures on Verification of Key Software Enterprises within the State Plan (2005); and

•                  Certain Provisions on Protection of Information of Service Outsourcing Business Undertaken by Domestic Enterprises (2010).

Under these regulations, except for software developed for self-use, software products developed in China which have been registered with the Ministry of Industry and Information Technology, or MIIT, or its local branches or agencies are entitled to the incentives provided under Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry, such as preferential income tax treatments applicable to qualified software enterprises and preferential value added tax treatments applicable to software products. The registration certificates for software products will be subject to a review every five years by the relevant government authorities.

Furthermore, enterprises engaged in the information technology outsourcing and technology business process outsourcing businesses are required to establish an information protection system and take various measures to keep clients’ confidential information secret, including causing their employees and third parties who have access to clients’ confidential information to sign confidentiality agreements and non-competition agreements.

Software enterprises engaged in software export (including research and development services) must conduct online registration of software export contracts with the administration center jointly established by the Ministry of Commerce, the Ministry of Science and Technology, MIIT, the State Statistics Bureau, SAFE, and the Export-Import Bank of China and apply for Software Export Contract Registration Certificates in order to be entitled to tax refunds. We conduct such registrations on an ongoing basis.

Regulations on Foreign Exchange

Foreign Currency Exchange

The principal regulation governing foreign exchange in China is the PRC Foreign Exchange Administration Regulations (1996), as amended. Under these regulations, the Renminbi is freely convertible for “current account transactions,” which include, among other things, dividend payments, interest and royalties payments, trade and service-related foreign exchange transactions. For “capital account transactions” which principally include direct investments, loans, securities investments and repatriation of investments, prior approval of and registration with SAFE or its local branches is generally required.

Pursuant to the Administrative Rules on the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account transactions, obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by SAFE and other PRC governmental agencies.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi that restricts how the converted Renminbi may be used. Pursuant to SAFE Circular 142, the RMB funds obtained from the settlement of foreign currency-denominated registered capital of a foreign- invested enterprise may only be used for purposes within the business scope as approved by the applicable governmental authority, and cannot be used for equity investments within the PRC unless such investments are otherwise provided for in the enterprise’s business scope. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company. The use of such RMB capital may not be altered from the original purposes for the conversion as reported to SAFE without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation.

Regulations on Dividend Distribution

The PRC Wholly Foreign-owned Enterprise Law (1986), as amended, the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended, the PRC Chinese-Foreign Equity Joint Venture Law (1979), as amended, and the Implementing Rules of the PRC Chinese-Foreign Equity Joint Venture Law (1983), as amended, are the principal regulations governing distribution of dividends of wholly foreign-owned enterprises and Chinese-foreign equity joint ventures in China. Under these regulations, wholly foreign-owned enterprises and Chinese- foreign equity joint ventures in China may, subject to the ongoing compliance with applicable foreign exchange regulations, distribute dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each wholly foreign-owned enterprise or Chinese-foreign equity joint venture in China is required to contribute at least 10% of its annual after-tax profits each year, if any, determined in accordance with PRC accounting standards to its general reserves fund until the cumulative amount in the reserve fund reaches 50% of the enterprise’s registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to fund its staff welfare fund.

Also, each Chinese-foreign equity joint venture in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund its enterprise expansion fund. The specific size of the staff welfare fund or enterprise expansion fund is subject to the discretion of the board of directors of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. Furthermore, if PRC entities incur debt on their own behalf in the future, the instrument governing the debt may restrict their ability to pay dividends or make other payments to their shareholders.

SAFE Circular 75

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Furthermore, PRC citizens or residents are also required to remit profits, dividends and other capital variation incomes in foreign exchange paid by the special purpose company to China within 180 days following their receipt of the same. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The guidance imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the noncompliance to the local branch of SAFE.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply, with SAFE Circular 75 requirements. We understand that our PRC citizen or resident beneficial owners have completed initial registration with the local counterpart of SAFE in Dalian, and are in the process of completing amendment registration under SAFE Circular 75. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 75 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

Employee Stock Option Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the Individual Foreign Exchange Regulations which, among other things, specified the approval and registration requirement for certain capital account transactions such as a PRC citizen’s participation in employee share ownership and share option plans of overseas listed companies.

On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange for PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules.

Under the Share Option Rules, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas- listed company or its PRC subsidiary or any other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Currency Administration Rules, as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. Currently, the foreign exchange proceeds from the sales of shares or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees who have been granted share options will be subject to these rules upon the listing and trading of our ADSs on the Nasdaq Global Select Market.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006 and were amended on June 22, 2009. Under the M&A Regulations, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange.

Although the application of the M&A Regulations remains unclear to a certain extent, we believe that we were not required to obtain CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market (which were subsequently elevated to the Nasdaq Global Select Market on January 3, 2011) because we completed our restructuring and established our current offshore holding structure before September 8, 2006, the effective date of the M&A Regulations. See “Item 3. Key Information. D. Risk Factors—Risk Factors Relating to China— If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval was required in connection with our initial public offering or follow-on public offering, we may become subject to penalties.”

C.                                     Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report on Form 20-F.

(1)           Includes a series of contractual arrangements among HiSoft Technology (Dalian) Co., Ltd., or HiSoft Dalian, Haihui Dalian and certain shareholders of Haihui Dalian, including a strategic cooperation agreement, a voting rights agreement and an equity acquisition option agreement. See “Related Party Transactions—Agreements among HiSoft Dalian, Haihui Dalian, and the Shareholders of Haihui Dalian.”

Our Subsidiaries

As of the date of this annual report on Form 20-F, we had the following significant subsidiaries:

Non-PRC Subsidiaries

•                  AllianceSPEC, our wholly owned subsidiary incorporated in Singapore that primarily provides application testing services to BFSI clients;

•                  DMK International, our wholly owned subsidiary incorporated in Delaware that primarily provides IT outsourcing services, including application development and maintenance services;

•                  Echo Lane, our wholly owned subsidiary incorporated in California that primarily provides consulting services for cloud computing solutions and related applications;

•                  HiSoft Envisage, our wholly owned subsidiary incorporated in Delaware that primarily provides consulting services, including enterprise resource planning, customer relationship management and business intelligence consulting, and serves as our front office for the U.S. market;

•                  HiSoft Hong Kong, our wholly owned subsidiary incorporated in Hong Kong that primarily provides IT outsourcing services, including application development and maintenance services, to BFSI clients;

•                  HiSoft Japan, our wholly owned subsidiary incorporated in Japan that primarily provides IT outsourcing services, including application development and maintenance services, to clients in the BFSI and technology industries and serves as our front office for the Japan market;

•                  HiSoft Singapore, our wholly owned subsidiary incorporated in Singapore that primarily provides IT outsourcing services, including hardware and software testing services, to clients in the technology industry and serves as our front office for the Singapore market;

•                  ISL, our wholly owned subsidiary incorporated in Japan that primarily provides IT consulting services to clients in the insurance industry.

PRC Subsidiaries

•                  HiSoft Beijing, our wholly owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including testing and localization services;

•                  HiSoft Chengdu, our wholly owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services;

•                  Haihui Dalian, our variable interest entity that had no material operations as of the date of this annual report on Form 20-F;

•                  HiSoft Dalian, our wholly owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services;

•                  HiSoft Shanghai, our wholly owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services;

•                  HiSoft Shenzhen, our wholly owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services, for clients in the BFSI industry;

•                  Horizon Information, our wholly owned subsidiary incorporated in the PRC that primarily provides application testing services, including application development and maintenance services, for clients in the telecom industry;

•                  Wuxi HiSoft, our wholly owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance, testing and localization testing services;

•                  Wuxi Training Centre, our wholly owned subsidiary incorporated in the PRC that had no material operations as of the date of this annual report on Form 20-F but is expected to provide IT training programs for university graduates as part of our resource planning strategy; and

•                  HiSoft Jinxin, a 60% owned subsidiary incorporated in Beijing that primarily provides IT consulting service for clients in the BSFI industry.

D.                                    Property, Plant and Equipment

Our principal offices, together with our Dalian delivery center, occupy a total of 12,996 square meters, for which we have a lease that expires in September 2014. Our other offices and delivery centers in China are located in leased offices in Beijing, Chengdu, Shanghai, Shenzhen, Wuxi and Guangzhou, occupying a total of 32,122 square meters. We also have leased offices in Hong Kong, Japan, Singapore and the United States that occupy a total of 8,376 square meters. We believe that we can obtain additional space for offices and delivery centers on reasonable terms to meet our future requirements.

The following table describes each of the leases for our headquarters, delivery centers, sales and service office and onshore offices as of the date of this annual report on Form 20-F:

Location	Space	Usage of Property
	(in square meters)
China:
Dalian	12,996	Headquarters and Delivery Center
Beijing	5,631	General Administration/Delivery Center
Chengdu	1,586	Delivery Center
Guangzhou	788	Delivery Center
Shanghai	1,768	Delivery Center
Shenzhen	5,249	Delivery Center
Wuxi	17,000	Delivery Center
Nanjing	100	Sales and Service Office
Total	45,118
Hong Kong	134	Onshore Office
Japan:
Tokyo	409	Onshore Office
United States:
Atlanta	9	Onshore Office
Irvine	14	Onshore Office
San Francisco	325	Onshore Office
San Jose	291	Onshore Office
Total	639
Singapore	6,987	Delivery Center
Singapore	207	Onshore Office

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                   Operating Results

Overview

We are a leading China-based provider of IT and research and development services, primarily for companies in the U.S. and Japan, including 36 Fortune Global 500 companies. IDC ranked us as the third largest China-based provider of offshore, outsourced software development services by revenues in 2010. In addition to our strong market presence in the U.S. and Japan, we are leveraging our global capabilities to rapidly grow our business in China, which is benefiting from increased demand for China-based outsourced IT services from multinational and domestic corporations in China.

Our two service lines consist of IT services and research and development services. Our range of IT services include application development, testing and maintenance services for custom applications as well as implementation and support services for packaged software.

Our research and development services include software and hardware testing as well as software globalization services.

We focus primarily on clients in the technology and BFSI industries. These industries have historically represented a significant proportion of outsourcing spending and, we believe, will continue to represent the greatest market opportunity for us. In 2009 and 2010, technology clients accounted for 61.5% and 63.0% of our net revenues, respectively. For the year ended December 31, 2009 and December 30, 2010, BFSI clients accounted for 23.7% and 24.1% of our net revenues, respectively.

We began our operations in 1996 and have expanded rapidly in recent years, driven by increases in our service delivery capabilities and acquisitions of complementary businesses. Our net revenues were $100.7 million in 2008, $91.5 million in 2009 and $146.6 million in 2010. We had net losses of $10.7 million in 2008, and we had net income of $7.4 million and $12.1 million in 2009 and 2010, respectively.

Our business is managed as a single operating segment. For the purpose of the following discussion regarding our financial performance from 2008 to 2010, we have also presented net revenues generated by our service offerings.

Factors Affecting Our Results of Operations

We have benefited significantly from growth in the global outsourced technology services industry and, more specifically, the emergence of China as a major participant in this industry. Growth in the industry is driven by the needs of major corporations to maintain and upgrade the technology and services that enable their operations in a cost-effective manner. Software companies are also increasingly outsourcing work to service providers in order to streamline and reduce the cost of the software development process. China’s outsourced technology services market is growing rapidly due to its large pool of skilled professionals, highly developed infrastructure, strong government support and incentives, the geographic and cultural proximity between China and other Asian countries, the desire of outsourcing clients to diversify their use of offshore IT outsourcing services to multiple delivery locations and the size and growth of China’s domestic economy.

Key macro-level factors affecting our results of operations include:

•                  Market demand.  Our net revenues are significantly affected by changes in demand for outsourced technology services by multinational corporations and software companies, especially demand for China-based outsourced technology service providers. For example, a decline in a client’s technology budget may have an adverse effect on the amount and types of services they seek from us. As a result of the recent global economic crisis and a slowdown in business activities, we experienced a decrease in demand for outsourced technology services in general that has led to a decrease in our net revenues from 2008 to 2009. However, in the second half of 2009 and continuing into 2010, we experienced increasing work order demand due in part to the recovery in the global economy.

•                  Economic growth rates in our key client industries and locations.  Our net revenues are significantly affected by economic growth rates in the industries and countries in which our main clients operate, including the technology and the BFSI industries in Japan, the United States and other parts of the world where our clients are based.

•                  Competition.  Competition from China-based and non-China-based outsourced technology service providers may affect our ability to gain new clients and maintain and increase business from existing clients and, as a result, can have an adverse effect on our results of operations and financial condition.

•                  Wage rates.  Our cost of revenues and operating expenses, and therefore gross margins and operating margins, may be affected by changes in wage rates in countries where we operate, particularly in China where most of our employees are based. As a result of the rapid economic growth in China and the increased competition for skilled employees in China, we have experienced a general increase in wages in China, both in more developed cities such as Beijing, Dalian, Shanghai and Shenzhen and, to a lesser extent, in other cities such as Wuxi and Chengdu.

We believe wages in China will continue to increase in the future while wage inflation in other countries in which we operate will remain relatively stable.

•                  Government policies.  Our results of operations may be affected by government policies and regulations, such as the Chinese government’s policies on preferential tax treatment as well as any policies or regulations affecting demand for offshore outsourced technology services in our key client locations.

•                  Relevant exchange rates.  Changes in exchange rates, especially relative changes in exchange rates against the Renminbi, in which most of our costs are denominated, and the Japanese yen and U.S. dollar, in which a large percentage of our revenues is denominated, may have a significant effect on our gross margins and operating margins.

Our results of operations in any given period are also directly affected by company-specific factors, including:

•                  Our ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client and as clients increase the complexity and scope of the work outsourced to us. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, will have a significant effect on our results of operations and financial condition.

•                  Our ability to expand our portfolio of service offerings.  Our ability to grow revenue from new and existing clients is impacted by the breadth of our service offerings. Services we recently began to offer, including following recent acquisitions, include business process outsourcing services, consulting service in cloud computing solutions and testing.

•                  Impact of business acquisitions.  We have entered into several business acquisitions in recent years and plan to pursue selective business acquisitions in the future as a means of growing our business. Our ability to identify, acquire, effectively manage and integrate new businesses into our existing operations can have a significant effect on our results of operations.

•                  Billing rates.  Our billing rates are a key factor impacting our revenues and gross margins. Billing rates vary by service offering and location of service delivery, and aggregate billings per engagement are driven by a number of factors, including the mix of onshore versus offshore delivered services and the mix of experience levels of personnel on a particular project.

•                  Proportion of services performed onshore versus offshore.  Services performed at a client site or onshore typically generate higher revenues but lower gross margins than services performed at our offshore delivery centers in China due to a higher cost base for onshore services. As a result, our gross margin fluctuates based on the relative proportion of work performed inside and outside China. The proportion of work performed at client sites, onshore in the client’s home country or offshore in China varies depending on client needs and the maturity or stage of engagement with a client. The proportion of work performed at our service delivery centers in China is typically greater for research and development services than for IT services. IT services generally have a higher proportion of onshore-delivered work early in an engagement, with the proportion of offshore-delivered work increasing over the term of the engagement.

•                  Employee utilization.  We make hiring decisions and manage employee utilization based on our assessment of our project pipeline and staffing requirements. Employee utilization is typically higher for longer-term engagements due to increasing predictability of client needs over the course of the engagement. Our ability to effectively manage employee utilization will have an effect on our gross margin and our results of operations.

Net Revenues

Our net revenues represent our total revenues from operations, less business taxes. The following table sets forth our net revenues by type of service offering for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
IT services	$62,009	61.6%	$47,139	51.5%	$76,824	52.4%
Research and development services	38,711	38.4%	44,317	48.5%	69,755	47.6%
Total net revenues	$100,720	100.0%	$91,456	100.0%	$146,579	100.0%

Historically, IT services have contributed the substantial majority of our net revenues. Starting from the third quarter of 2008, we started to experience a decrease in demand for outsourced technology services in general as a result of the global economic crisis, which also adversely affected demand for outsourced technology services during 2009. However, in the second half of 2009 and continuing into 2010, we experienced increasing work order demand due in part to the recovery in the global economy.

Our net revenues from research and development services represented 38.4%, 48.5% and 47.6% of our total net revenues in 2008, 2009 and 2010, respectively. This was primarily driven by the rise in the number of multi-national corporations outsourcing research and development work to technology services providers based in China. Demand for research and development services is also in general less adversely affected by economic downturns as such services are typically tied to clients’ multi-year product development cycles, which are usually not subject to short-term adjustments. Furthermore, in order to achieve greater cost-efficiency in adverse economic conditions, clients typically outsource additional research and development services to technology services providers and consolidate the number of outsourced service providers used, which contributed favorably to the growth of our net revenues from research and development services in 2009 and 2010.

Prior to 2006, we generated most of our revenues from clients located in Japan. From 2006 to 2010, we successfully expanded our target geographies to service clients in the U.S., Europe, China and other parts of the world. The following table sets forth our net revenues based on our clients’ headquarters for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
U.S.	$58,738	58.3%	$54,541	59.6%	$79,328	54.1%
Japan	23,156	23.0%	23,160	25.3%	33,779	23.0%
Europe	15,759	15.6%	9,280	10.1%	13,540	9.3%
China (including Hong Kong)	2,269	2.3%	2,865	3.1%	12,662	8.6%
Others	798	0.8%	1,610	1.9%	7,270	5.0%
Total net revenues	$100,720	100.0%	$91,456	100.0%	$146,579	100.0%

We expect our net revenues from China domestic clients to continue to grow as a percentage of our total net revenues as we expand our client base in China.

Many of our clients are multinational corporations with local subsidiaries in jurisdictions outside of the jurisdiction of their headquarters, such as Japan and the U.S. The following table sets forth our net revenues based on the location of our clients’ contracting entities for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
U.S.	$16,714	16.6%	$22,960	25.1%	$33,992	23.2%
Japan	26,052	25.9%	24,694	27.0%	39,033	26.6%
Europe	1,040	1.0%	2,410	2.6%	3,773	2.6%
China (including Hong Kong)	48,914	48.6%	32,999	36.1%	48,801	33.3%
Singapore	8,000	7.9%	8,393	9.2%	20,980	14.3%
Total net revenues	$100,720	100.0%	$91,456	100.0%	$146,579	100.0%

The following table sets forth our net revenues by client industry for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Technology	$54,646	54.3%	$56,222	61.5%	$92,403	63.0%
BFSI	29,210	29.0%	21,697	23.7%	35,388	24.1%
Others (1)	16,864	16.7%	13,537	14.8%	18,788	12.9%
Total net revenues	$100,720	100.0%	$91,456	100.0%	$146,579	100.0%

(1)                                  Includes manufacturing, telecommunications and life sciences.

We are primarily focused on clients in the technology and BFSI industries. Our growth in net revenues from these two industries in 2008 was driven by the increase in demand for outsourced technology services. Beginning in the second half of 2008 and continuing into 2009, we experienced a significant decrease in work order demand from clients in the BFSI industry, mostly as a result of the global economic crisis and its pronounced effect on financial institutions. As a result, net revenues from clients in the BFSI industry decreased by 25.7% from 2008 to 2009. On the other hand, net revenues generated from clients in the technology industry continued to increase in 2009 despite the global economic crisis. This increase was mainly due to the fact that research and development services are typically provided to clients in the technology industry and such services are less adversely affected by economic downturns. Our growth in net revenue from both technology and BFSI industries was driven by the increase in demand for outsourced technology services.

We aim to continue to strengthen our expertise in the technology and BFSI industries to leverage our existing industry knowledge to serve more clients within these industries and to penetrate additional sub-segments within these industries.

We typically enter into a master services agreement with our clients which provides a framework for services that is then supplemented by statements of work, which specify the particulars of individual engagements, including the services to be performed, pricing terms and performance criteria. Our selling cycle for concluding master services agreements with new clients frequently exceeds six months. We usually then start providing a limited set of services to the client to demonstrate our capabilities, including, if required, gaining certification by that client as an approved outsourced services provider. We then gradually expand the scope and range of services provided to the client over a period of months or years. Based on our experience, it often takes two to three years working with a client before we develop a significant revenue stream, which we define as more than $1.0 million per year in net revenues, from that client. Increased revenue from existing clients has been and is expected to continue to be an important driver of our revenue growth.

The following table shows the distribution of our clients by net revenues for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
> $1 million, < $5 million	15	16	19
> $5 million, < $10 million	3	4	5
> $10 million	2	1	3

Most of our contracts are priced on a time-and-materials basis, with the remainder priced on a fixed-price basis. Net revenues from time-and-materials contracts accounted for 84.5%, 86.3% and 82.6% of our total net revenues in 2008, 2009 and 2010, respectively.

We derive our net revenues from a combination of onshore and offshore delivery. We categorize revenues from onshore work in the U.S. and Japan as onshore revenues. For the year ended December 31, 2008, 2009 and 2010, our onshore revenues accounted for 29.8%, 22.3% and 17.7% of our net revenues, respectively.

Cost of Revenues, Gross Profit and Gross Margin

The following table sets forth our total net revenues, cost of revenues, gross profit and gross margin for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Total	% of Total Net Revenues	Total	% of Total Net Revenues	Total	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Total net revenues	$100,720	100.0%	$91,456	100.0%	$146,579	100.0%
Cost of revenues	70,295	69.8%	58,759	64.2%	92,718	63.3%
Gross profit and gross margin	30,425	30.2%	32,697	35.8%	53,861	36.7%

Cost of Revenues

The principal components of our cost of revenues are salaries and other compensation expenses, including share-based compensation expenses, for employees directly responsible for the performance of client services. Salary and compensation expenses for senior management employees who are not directly responsible for the performance of client services, business development personnel and other personnel involved in support functions are included in operating expenses. Salaries and other compensation expenses of our professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period.

Wage levels for our professionals in China are generally lower than those in client locations such as the U.S. and Japan. Moreover, wage levels vary across different regions of China, with wage levels generally being higher in more developed cities such as Beijing, Shanghai and Shenzhen. As a result, our cost of revenues is significantly affected by the location from which we deliver services. We have begun to develop, and plan to continue developing, offshore delivery centers in cities with relatively lower wage levels, such as in Wuxi and Dalian, and have increased the proportion of our professionals in offshore delivery centers in cities with lower wage levels.

Other expenses included in cost of revenues include travel expenses, facilities and depreciation and overhead cost related to the delivery of services, as well as costs of technical subcontractors, computer and data communications equipment maintenance costs and amortization of intangible assets acquired in business acquisitions.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit as a percentage of net revenues. Our gross profit and gross margin are affected by factors which affect our net revenues, such as overall demand for outsourced technology services, and cost of revenues, such as wage levels. Changes in our gross profit and gross margin are also driven by factors such as, but are not limited to, our ability to efficiently implement the delivery process improvements to optimize the mix of services delivered onshore versus offshore and maintain the appropriate staffing levels, changes in pricing terms and variation in the duration, type, size, timing and scope of our engagements.

Our gross margin for both IT services and research and development services generally improved from 2008 to 2010. This is primarily due to our continued efforts to improve our service delivery processes. Our total net revenues from services provided offshore, which generate higher gross margin due to the lower cost base, increased from 70.2% in 2008, to 77.7% in 2009 and to 82.3% in 2010. Our efforts to develop offshore delivery centers in China, especially in cities with relatively lower wage levels, have allowed us to decrease the overall compensation expenses related to our professionals. We have also implemented more stringent cost control measures to control the number of employees that are not assigned on client projects, thereby improving the efficiency of our operations.

We experienced a slight decrease in billing rates in 2009 as a result of the global economic crisis. Although we have not experienced significant improvement in billing rates, in 2010, we were able to adjust the scope of our engagement with clients to support their operations during the global economic crisis that partially offset the effect of such decrease in billing rates, such as in the mix of our onshore and offshore delivered services and the mix of experience levels of employees on the engagement. Our overall gross margin was also favorably affected by an increase in the portion of our net revenues derived from research and development services, which generally generate higher gross margin than our IT services.

Operating Expenses

Our operating expenses principally consist of selling and marketing expenses and general and administrative expenses. The following sets forth our general and administrative expenses and selling and marketing expenses for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Total	% of Total Net Revenues	Total	% of Total Net Revenues	Total	% of Total Net Revenues
	(dollars in thousands, except for percentages)
General and administrative expenses	$19,010	18.9%	$18,981	20.8%	$30,509	20.8%
Selling and marketing expenses	8,345	8.3%	5,968	6.5%	9,310	6.4%
Change in fair value of contingent consideration	—	—	—	—	1,194	0.8%

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other compensation expenses of management, bad debt provision expense, utilities, legal and audit fees, ongoing information technology, telecommunications and other systems costs, and other administrative costs not related to the delivery of services. General and administrative expenses also include an allocation of our share-based compensation charges based on the nature of work that certain employees were assigned to perform.

Our general and administrative expenses have increased primarily as a result of our expanding operations and the hiring of a number of senior executive and management staff to support our growth. We expect our general and administrative expenses to continue to increase in absolute terms as our business expands but will generally remain steady or slightly decrease as a percentage of our net revenues.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, commissions and other compensation expenses relating to our sales and marketing personnel, travel, brand building, and other expenses relating to our marketing activities. Our selling and marketing expenses have risen significantly in the past due to our increased business development and marketing activities, as well as our expansion into research and development services.

Our selling and marketing expenses in 2008, 2009 and 2010 included amortization of intangible assets acquired in our recent acquisitions of $1.6 million, $60,000 and $0.7  million, respectively. The intangible assets primarily consist of the value of the acquired client base and contract backlog.

As a result of intangible asset and goodwill impairment charges that were recognized in 2008, non-cash amortization of intangible assets included in selling and marketing expenses decreased significantly in 2009 as compared to 2008. Our selling and marketing expenses excluding amortization of intangible assets were $6.8 million, $5.9 million and $8.6 million in 2008, 2009 and 2010, respectively.

We anticipate our sales and marketing expenses will continue to increase as we continue to build sales and marketing teams in our target markets, primarily in China.

Change in fair value of contingent consideration

In connection with the acquisitions of AllianceSPEC Pte Ltd., Horizon, Echo Lane and Besure, we agreed to pay additional performance-based cash consideration, which was recorded at estimated fair value at the acquisition date and subsequently remeasured to fair value in each reporting period until settlement. As of December 31, 2010, the change in fair value of the contingent consideration was approximately $1.2 million, with a corresponding charge in earnings.

Other Income and Expenses

Other income and expenses consists primarily of interest income and expenses and changes in the fair values of warrants and foreign currency forward contracts.

Acquisitions

Historically, business acquisitions allow us to acquire additional expertise and capabilities and expand our client base and presence in key client locations, such as the United States. The financial results for our acquired businesses are consolidated in our operating results for periods after the acquisition. Therefore, our financial results in corresponding prior periods may not be directly comparable. Our acquisitions in 2010 contributed $7.1 million to our net revenues in that period.

Our acquisitions in 2010 include:

•                  Horizon Information, a professional IT testing company based in China;

•                  Echo Lane, a professional consulting services firm in the U.S. with expertise in cloud computing;

•                  ISL, a Japan-based IT consulting firm specializing in IT systems for insurance companies; and

•                  substantially all of the businesses and assets of Besure, a China-based IT services firm specializing in SAP consulting and implementation services.

For additional information on these and other acquisitions, see “Item 4. Information of the Company—A. History and Development of the Company.”

We anticipate that selective acquisitions will increase our scale, geographic presence and service offerings, expand our capabilities, and continue to be a significant source of revenue growth. Acquisition-related challenges include quickly and effectively integrating the acquired business and services into our existing business and service offerings and retaining acquired clients and employees. As a result, we may not realize the benefits of our acquisitions as soon as anticipated or at all. Also, these challenges become more difficult as we expand our business from primarily operating in China to operating on a global basis.

We had goodwill of $5.9 million, $10.2 million and $18.6 million as of December 31, 2008, 2009 and 2010, respectively. We had acquisition-related intangible assets of nil, $1.9 million and $2.5 million as of December 31, 2008, 2009 and 2010, respectively. We have and will continue to incur amortization expenses as we amortize acquired intangible assets over their estimated useful life. For additional information, see notes 8 and 9 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

We do not amortize our goodwill but test it periodically for impairment. Impairment to our intangible assets and goodwill may adversely affect our results of operations. For example, in 2008, we recorded an impairment charge of $5.8 million in 2008 on acquired intangible assets and $4.8 million on goodwill. For additional information, see “Item 5. Operating and Financial review and Prsopects—A. Operating Results—Operating Expenses—Impairment of Intangible Assets and Goodwill” and “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to Our Business— If we are not successful in integrating and managing our past and future strategic acquisitions, our business and results of operations may suffer and we may incur exceptional expenses or write-offs.”

Income Taxes

The current and deferred components of income tax expense (benefit) were as follows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Current
- PRC and Hong Kong income tax expense	$464	$1,692	$1,725
- Japan income tax expense	128	50	136
- U.S. income tax expense	—	—	102
- Singapore income tax expense	8	107	374
Deferred
- PRC and Hong Kong income tax expense (benefit)	(287)	(100)	34
- Japan income tax expense (benefit)	15	(222)	266
- U.S. income tax benefit	(872)	(420)	(646)
- Singapore income tax expense (benefit)	(159)	(46)	(57)
Income tax expense (benefit)	$(703)	$1,061	$1,934

Under the current laws of the Cayman Islands, our listed company, which was incorporated in the Cayman Islands, is not subject to taxation on its income or capital gains. However, there is a risk that we may be treated as resident in the PRC for tax purposes. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

DMK International, HiSoft Envisage, HiSoft Wave and Echo Lane are established in the U.S. and are subject to U.S. federal income taxes at graduated rates ranging from 15% to 39% and state income taxes of 6%, 8.84%, 1%, and 8.84%, respectively.

Our PRC subsidiaries were subject to standard income tax rates of 25% for 2008, 2009 and 2010. However, a number of our PRC subsidiaries enjoy various preferential treatments that have resulted in lower tax rates. See note 14 to our audited consolidated financial statements for additional information. Also see “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to China—The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.”

On November 5, 2010, the Ministry of Finance, the Ministry of Commerce and the State Administration of Taxation jointly issued the Notice on the Relevant Enterprise Income Tax Polices on Advanced Technology Service Enterprises, or Notice 65, with retroactive effect from July 1, 2010. Under Notice 65, enterprises which qualify as “advanced technology service enterprises” are entitled to enjoy the tax rate of 15% from July 1, 2010 to December 31, 2013.  HiSoft Shenzhen has obtained approval from the local tax authorities to enjoy the 15% preferential tax treatment as an “advanced technology service enterprise”.

On April 21, 2010, the State Administration of Taxation issued Circular 157—Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law.

Prior to Circular 157, we understood that if a high and new technology enterprise, or HNTE, entity was in a tax holiday period, where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% HNTE preferential tax rate, it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay tax at either the lower of 15% or 50% of the standard PRC tax rate (i.e., currently 25%). However, based on the interpretation of Circular 157 from the relevant local tax authorities, we believe that entities that qualify as HNTEs and which are registered in the Zhongguancun High and New Technology Industrial Zones of Beijing, will continue to pay tax at the rate of 7.5%. Since HiSoft Beijing is an HNTE registered in the Zhongguancun High and New Technology Industrial Zones of Beijing, we do not believe that Circular 157 has any effect on its tax position. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to China—The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.”

Our effective tax rate increased from 6.5% in 2008 (when we recorded a net loss and had a significant charge in respect of the impairment of goodwill that was non-tax deductible) to 12.6% in 2009. Our effective tax rate for 2010 was 13.8%.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2008, 2009 and 2010. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2008		2009		2010
	(dollars in thousands, except for percentages)
Summary Consolidated Statements of Operating Data

Net revenues	$100,720	100.0%	$91,456	100.0%	$146,579	100.0%
Cost of revenues (1)(2)	70,295	69.8%	58,759	64.2%	92,718	63.3%
Gross profit	30,425	30.2%	32,697	35.8%	53,861	36.7%
Operating expenses:
General and administrative (2)	19,010	18.9%	18,981	20.8%	30,509	20.8%
Selling and marketing (1)(2)	8,345	8.3%	5,968	6.5%	9,310	6.4%
Offering expenses	3,782	3.8%	—	—	—	—
Impairment of intangible assets	5,760	5.7%	—	—	—	—
Impairment of goodwill	4,784	4.7%	—	—	—	—
Change in fair value of contingent consideration	—	—	—	—	1,194	0.8%
Total operating expenses	41,681	41.4%	24,949	27.3%	41,013	28.0%
(Loss)/income from operations	(11,256)	(11.2)%	7,748	8.5%	12,848	8.8%
Other income (expenses):
Interest expense	(58)	(0.1)%	(57)	(0.1)%	(44)	0.03%
Interest income	722	0.7%	567	0.6%	1,202	0.8%
Change in fair value of warrant	—	—	—	—	—	—
Change in fair value of foreign-currency forward contract	(253)	(0.2)%	166	0.2%	(15)	0.01%
Total other income	411	0.4%	676	0.7%	1,143	0.8%
Net (loss)/income from continuing operations before income tax (expense) benefit	(10,845)	(10.8)%	8,424	9.2%	13,991	9.5%
Income tax (expense) benefit	703	0.7%	(1,061)	(1.2)%	(1,934)	(1.3)%
Net (loss)/income from continuing operations	(10,142)	(10.1)%	7,363	8.1%	12,057	8.2%
Net loss on discontinued operation	(569)	(0.6)%	—	—	—	—
Net (loss)/income	$(10,711)	(10.6)%	$7,363	8.1%	$12,057	8.2%

(1)                                  Includes acquisition-related amortization of intangible assets totaling $1.6 million, $0.1 million and $0.9 million in 2008, 2009 and 2010, respectively, allocated as follows:

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$50	$16	$188
Operating expenses:
Selling and marketing	1,565	60	687

(2)                                  Includes share-based compensation charges totaling $1.8 million, $1.1 million and $4.0 million in 2008, 2009 and 2010, respectively, allocated as follows:

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Cost of revenues	$362	$321	$606
Operating expenses:
General and administrative	1,405	720	3,136
Selling and marketing	35	56	259

Comparison of 2009 and 2010

Net Revenues

Total net revenues increased by $55.1 million, or 60.3%, from $91.5 million in 2009 to $146.6 million in 2010, primarily due to increased business activity among our existing clients as a result of improved macroeconomic conditions since the global economic crisis. The economic crisis that began in late 2008 had resulted in a slowdown of business activity and lower demand for technology outsourcing services, especially for IT services from our clients in the BFSI industry, in the first half of 2009. The increase in net revenues was also partially due to total net revenues of $7.1 million contributed by businesses we acquired in 2010.

Cost of Revenues

Total cost of revenues increased by $34.0 million, or 57.8%, from $58.8 million in 2009 to $92.7 million in 2010. The increase was in line with the growth in our net revenues for the same period and was primarily due to an increase in compensation expenses for our professionals and other employees as a result of increased headcount at our delivery centers. Cost of revenues as a percentage of our total net revenues decreased from 64.2% in 2009 to 63.3% for 2010.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit increased by $21.2 million, or 64.7%, from $32.7 million in 2009 to $53.9 million in 2010. Our continued efforts to improve our service delivery processes resulted in an improvement in our gross margin from 35.8% in 2009 to 36.7% in 2010.

Operating Expenses

Our total operating expenses increased by $16.1 million, or 64.4%, from $24.9 million in 2009 to $41.0 million in 2010.

General and administrative expenses.  Our general and administrative expenses increased by $11.5 million, or 60.7%, from $19.0 million in 2009 to $30.5 million in 2010, mainly due to $3.5 million special doubtful accounts allowance we provided in the fourth quarter of 2010, $3.1 million in share-based compensation expense and increased numbers of recruiting and training personnel.

General and administrative expenses as a percentage of our total net revenues maintained relatively stable from 20.8% in 2009 to 20.8% in 2010.

Selling and marketing expenses.  Our selling and marketing expenses increased by $3.3 million, or 56.0%, from $6.0 million in 2009 to $9.3 million in 2010. This increase was primarily due to an enlarged sales force, particularly in China, as macro-economic conditions improved and demand for our services recovered. Selling and marketing expenses as a percentage of our total net revenues was 6.5% in 2009 and 6.4% in 2010.

Change in Fair Value of Contingent Consideration.  The change in fair value of contingent consideration increased to $1.2 million in the 2010 from nil in 2009. This increase was primarily due to the acquisitions in December 2009 and 2010.

Other Income

Other income was $1.1 million in 2010 compared to $0.7 million 2009. The increase was primarily due to an increase of interest income in 2010 as a result of an increase in cash and cash equivalents from the net proceeds of our initial public offering.

Income Tax (Expense) Benefit

We incurred an income tax expense of $1.9 million in 2010 compared to an income tax expense of $1.1 million in 2009.

Net Income

As a result of the foregoing, our net income increased to $12.1 million in 2010 from net income of $7.4 million in 2009.

Comparison of 2008 and 2009

Net Revenues

Total net revenues decreased by $9.2 million, or 9.2%, from $100.7 million in 2008 to $91.5 million in 2009, primarily due to the global economic crisis that began in late 2008, which resulted in a slowdown of business activity and lower demand for technology outsourcing services, especially for IT services from our clients in the BFSI industry. This decrease was partially offset by a continued increase in demand for research and development services, which is tied to clients’ product development cycles and was less affected by the economic downturn in 2009.

Cost of Revenues

Total cost of revenues decreased by $11.5 million, or 16.4%, from $70.3 million in 2008 to $58.8 million in 2009. Cost of revenues as a percentage of our total net revenues decreased from 69.8% in 2008 to 64.2% in 2009. The decrease in our cost of revenues and in our cost of revenues as a percentage of our total net revenues during this period was primarily due to continued improvement in our service delivery processes, as a result of (i) a higher portion of services performed offshore in China in 2009 as compared to 2008, (ii) a decrease in our overall compensation expenses consistent with the decrease in our net revenues, and (iii) a larger portion of professionals employed in delivery centers located in cities in China with relatively lower wages and reduced headcount at delivery centers located in cities with relatively higher wages.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit increased by $2.3 million, or 7.5% from $30.4 million in 2008 to $32.7 million in 2009.

Operating Expenses

Our total operating expenses decreased by $16.8 million, or 40.1%, from $41.7 million in 2008 to $24.9 million in 2009. This decrease was primarily due to impairment of intangible assets in 2008 of $5.8 million and impairment of goodwill expense in 2008 of $4.8 million related to the global economic downturn that began in 2008, which negatively affected the carrying value of acquired intangible assets and goodwill that we did not experience in 2009. The decrease in operating expenses was also due to $3.8 million in offering expenses in 2008 that we did not incur in 2009 and a decrease of $2.3 million in selling and marketing expenses in 2009 as compared to 2008.

General and administrative expenses.  Our general and administrative expenses remained relatively stable at $19.0 million in 2008 and 2009. The number of general and administrative personnel increased in 2009 but was offset by cost controls implemented in response to the global economic downturn. General and administrative expenses as a percentage of our total net revenues increased from 18.9% in 2008 to 20.8% in 2009.

Selling and marketing expenses.  Our selling and marketing expenses decreased by $2.3 million, or 28.5%, from $8.3 million in 2008 to $6.0 million in 2009. This decrease was primarily due to a decrease in amortization of intangible assets from $1.6 million in 2008 to $60,000 in 2009 and, to a lesser extent, a decrease in business activity. Selling and marketing expenses as a percentage of our total net revenues decreased from 8.3% in 2008 to 6.5% in 2009. Excluding amortization of intangible assets, selling and marketing expenses as a percentage of our total net revenues decreased from 6.7% in 2008 to 6.5% in 2009.

Offering expenses.  We recorded offering expenses of $3.8 million in 2008. The preparation of our initial public offering, which began in 2007, was postponed in 2008 due to the change in market conditions. Costs incurred to that time which had been deferred were then recorded as an expense in 2008. We did not incur any offering expenses in 2009.

Impairment of intangible assets.  We recorded an impairment of intangible assets in 2008 of $5.8 million but did not record such impairment in 2009. The impairment was recorded due to lower than expected sales and profits in 2008 from our acquisition of HiSoft Beijing, Envisage Solutions, Wave and T-est, as a result of the global economic downturn that began in 2008.

Impairment of goodwill.  We recorded an impairment of goodwill in 2008 of $4.8 million but did not record such impairment in 2009. The impairment was recorded due to the economic downturn that began in 2008 and decreased the fair value of certain acquired entities.

Other Income

Other income increased by $0.3 million, or 64.5%, from $0.4 million in 2008 to $0.7 million in 2009. This increase was primarily attributable to a loss of $0.3 million resulting from foreign-currency forward contracts in 2008 as compared to a gain of $0.2 million in 2009.

Income Tax (Expense) Benefit

We incurred an income tax expense of $1.1 million in 2009 compared to our income tax benefit of $0.7 million in 2008. We recognized tax benefits in 2008 primarily as a result of impairment charges on intangible assets and goodwill incurred in 2008.

Net (Loss) Income from Continuing Operations

As a result of the foregoing, we generated a net income of $7.4 million from continuing operations in 2009 while we incurred a net loss of $10.1 million in 2008.

Net Loss on Discontinued Operations

In 2008, we sold our entire equity interest in Dalian Haihui Software Training Center, or the Training Center, to an entity designated by Mr. Yuanming Li, our former chairman. We recorded a net loss of $0.6 million on the disposal of the Training Center in 2008.

Net (Loss) Income

As a result of the foregoing, we generated a net income of $7.4 million in 2009 while we incurred a net loss of $10.7 million in 2008.

Critical Accounting Policies

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report on Form 20-F.

Revenue Recognition

We make certain judgments regarding the method of recognizing revenue, costs and time required to complete projects for our clients.

Arrangements for technology outsourcing services are either performed on a time-and-materials or fixed-price basis.

Revenues from time-and-materials contracts are recognized as billable services as rendered. The client is billed for related services based on pre-agreed charge rates. There are no significant assumptions related to time-and-material arrangements.

Revenues from fixed-price contracts are recognized using the proportional performance method as determined by the proportion of the contract costs incurred to date relative to the estimated total contract costs at completion. Estimated contract costs are determined based on budgets that are reviewed monthly and revised as necessary. We review the estimated revenues and estimated costs on each project at the end of each reporting period. Any revisions to existing estimates are made when required by members of management having the relevant authority. As part of the review process, our management regularly compares and analyzes the actual costs and the estimate of costs to complete the projects to the original estimated costs and the total contract price with revisions to estimates reflected in the period in which changes become known. To date, we have not incurred a material loss on any contracts executed on a fixed-price basis. However, our policy is to make provisions for estimated losses on such engagements during the period in which a loss becomes probable and can be reasonably estimated.

Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. During the years ended December 31, 2008, 2009 and 2010, there was no change in our unrecognized tax benefits.

Uncertainties exist with respect to how the New EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are within the PRC. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside the PRC should be treated as residents under the New EIT Law. If one or more of our legal entities organized outside the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Accounts Receivable

We maintain an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. We consider the following factors when determining the collectability of specific accounts: credibility of the client, age of the receivables and other specific circumstances related to the accounts. We conduct credit evaluations of clients and generally do not require collateral or other security from our clients. If the frequency and amount of client defaults change due to our clients’ financial condition or general economic conditions, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowance for accounts where collection may be in doubt.

Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of an independent valuation firm in determining the fair value of the identifiable tangible and intangible net assets of the acquired business.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows, and the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors, including operating results, business plans as well as future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

For the year 2008, we recognized an impairment loss of goodwill of $4.8 million. The goodwill allocated to the HiSoft Envisage, T-est and HiSoft Wave reporting units was determined to be impaired. We applied the income approach and used the following critical assumptions in determining the fair value of the reporting unit:

•                  The total revenue growth was projected at a CAGR of 18.3% for 2010 to 2013, which is within the range of comparable companies at the time of valuation.

•                  In the projection period, the cost of revenues as a percentage of net revenues would be stabilized at 61.5%.

•                  Operating expenses, including selling and marketing expenses and general and administrative expenses as a percentage of net revenues were expected to decrease in the projection period.

•                  The fixed asset and capital expenditures as a percentage of net revenues in the projection period were within the range of comparable companies.

•                  The working capital requirement to net revenues ratio was assumed to be 6.6% in 2014.

•                  A perpetual growth rate after 2014 was assumed at 3% per year.

•                  The weighted average cost of capital, or WACC, used in the calculation was 20%.

•                  There will be no major changes in the existing political, legal, fiscal and economic conditions in countries in which the reporting unit will carry on its business or to which it exports or from which it imports or sources supplies.

•                  There will be no major changes in the current taxation law in countries in which the reporting unit operates, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with.

Having determined that the carrying value of the reporting unit was in excess of its fair value, we undertook a theoretical purchase price allocation to determine the amount of goodwill and compared it to the theoretical amount and wrote the goodwill down accordingly.

For the year 2010, we performed the impairment assessment for goodwill for all reporting units which have goodwill. The fair value of the reporting units is substantially higher than their carrying value. Therefore, we recognized no impairment loss of goodwill in 2010.

Intangible assets with determinable useful lives are amortized either on a straight-line basis or using an accelerated method in the case of customer relationships.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured as part of a cash generating unit by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

For the year 2008, we performed the impairment assessment for long-lived assets prior to performing the goodwill impairment test because some of our acquired businesses had not generated the results we expected at the time of acquisition. We recognized an impairment loss of intangible assets of $5.8 million.

For the year 2010, we performed the impairment assessment for long-lived assets for all reporting units which have long-lived assets. The fair value of the reporting units is substantially higher than their carrying value. Therefore, we recognized no impairment loss of long-lived assets in 2010.

Fair value of our common shares

Prior to our initial public offering, we were a private company with no quoted market prices for our common shares. We therefore needed to make estimates of the fair value of our common share at various dates for the purpose of:

•                  determining the fair value of our common shares at the date of acquisition when we acquired another entity and the consideration given includes our common shares; and

•                  determining the fair value of our common shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

The fair value of the common shares was determined with the assistance of American Appraisal China Limited, or American Appraisal, an independent third party valuation firm. The valuation reports from American Appraisal have been used as part of our analysis in reaching our conclusion on share values. We reviewed the valuation methodologies used by American Appraisal and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our common shares.

Following our initial public offering, the fair value of our common shares is determined by reference to the trading prices of our ADSs on the Nasdaq Global Select Market.

The following table sets forth the fair value of our common shares estimated using contemporaneous valuations with the assistance of American Appraisal at the times indicated below.

Date	Fair Value	Purpose of Valuation
May 31, 2007	$0.13	Envisage Solutions earn-out payment
December 1, 2007	$0.27	Acquisition of T-est
December 31, 2007	$0.28	Acquisition of HiSoft Wave
April 1, 2008	$0.24	Employee share option grant
July 1, 2008	$0.28	Employee share option grant
October 1, 2008	$0.28	Employee share option grant
January 1, 2009	$0.25	Employee share option and nonvested share grants
April 1, 2009	$0.27	Employee share option and nonvested share grants
July 1, 2009	$0.28	Employee share option grant
August 1, 2009	$0.29	Employee nonvested share grant
December 1, 2009	$0.31	Acquisition of AllianceSPEC
January 1, 2010	$0.39	Employee share option and nonvested share grants
February 1, 2010	$0.47	Employee nonvested share grant
April 1, 2010	$0.62	Employee share option grant
May 1, 2010, June 1, 2010 and June 8, 2010*	$0.63	Employee share option and nonvested share grants

* We determined the fair value of our common shares as of May 1, 2010, June 1, 2010 and June 8, 2010 using the mid-point of the estimated price range of our initial public offering, as set forth on the cover page of our preliminary prospectus dated June 17, 2010.

To determine the fair value of our common shares at various other dates for the purpose of acquisitions or awards of share-based compensation, we estimated the fair value of our common shares by reference to a recent valuation performed by American Appraisal.

American Appraisal used a combination of (i) the discounted cash flow, or DCF, approach and (ii) the market approach to assess the fair value of common shares from 2007 to April 2010. The determination of the fair value of our common shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

The major assumptions used in calculating the fair value of common shares include:

•                  The relative importance of the DCF and market multiple approaches. In determining the fair values of our common shares between January 2005 and October 2008, we assigned 70% weight to the DCF approach and 30% weight to market multiples. Under the market multiple approach, public companies similar to ours have to be identified for comparison. There was no single public company similar to us in all aspects and the trading multiples of the selected companies varied. Therefore, in deriving appropriate multiples to be used for valuation under the market approach, we had to make certain subjective adjustments to the financial metrics of the selected companies. This rendered the results obtained by the market multiple approach, less conclusive than the DCF approach. Due to the global financial crisis, which worsened in the fourth quarter of 2008, the market capitalizations of public traded comparable companies fluctuated significantly in 2009 while our operations and long-term cash flow forecast had not changed by the same degree over the same period. In view of the above, we considered the DCF approach to be more reliable than the market multiple approach in determining our fair value. We assigned 100% weighting to the DCF approach and market multiple approach as a cross-check to derive the fair value of our common shares in 2009 and 2010.

•                  WACC. WACCs of between 15.5% and 23.5% were used. The WACC used decreased from 23.5% in January 2007 to 15.5% in April 2010.

The WACCs were determined based on a consideration of factors including the risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. This decrease in WACCs was due to the combination of (i) the continuous growth of our business and company size and (ii) additional financing obtained through the issuance of preferred shares. The decrease in WACC used for the valuation resulted in an increase in the determined fair value of the common shares.

•                  Comparable companies. In deriving the WACC, which is used as the discount rate under the DCF approach, and market multiples, certain publicly traded companies in the software outsourcing industry were selected for reference as our guideline companies.

•                  Capital market valuation multiples. American Appraisal obtained and assessed updated capital markets data of the selected comparable companies and used multiples of enterprise value to revenue, or EV/Revenue, and enterprise value to EBITDA, or EV/EBITDA, for its valuations.

•                  Discount for lack of marketability, or DLOM. American Appraisal quantified DLOM using the Black-Scholes option-pricing model. Under this option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of liquidity events, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. DLOMs of between 14.0% (as at January 1, 2007) and 7.0% (as at April 1, 2010) were used in our valuations. The lower DLOM that is used for the valuation, the higher is the determined fair value of the common shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our common shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 15.5% to 23.5%.

Under the market approach, EV/Revenue and EV/EBITDA multiples of comparable companies were calculated and analyzed. The trading multiples of the comparable companies vary, but in general companies with higher projected growth, higher profit margin and lower business risk (manifested as lower required cost of capital and larger market capitalization) would have a higher multiple. American Appraisal compared each individual company to us and derived the adjusted multiples applicable to us based on the above factors. American Appraisal multiplied the average of the adjusted multiples by our forecast revenues and our EBITDA to arrive at an enterprise value on a minority and freely tradable basis. To reflect the fact that we were a private company, a DLOM was also considered.

American Appraisal used the option-pricing method to allocate enterprise value to preferred and common shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats common shares and preferred shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares. Under this method, the common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities.

The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 33% to 61% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

The fair value of our common shares increased from $0.13 per share as of May 31, 2007 to $0.27 per share as of December 1, 2007 and $0.28 per share as of December 31, 2007. We believe the increase in the fair value of the common shares from May 31, 2007 to December 31, 2007 was primarily attributable to the following factors:

•                  We experienced continual improvement in our operating and financial results during this period. The quarter to quarter growth rate of our net revenues in the third quarter and fourth quarter of 2007 were 30.3% and 21.8%, respectively. We also recorded operating income for first time in our history in the third quarter of 2007.

•                  In November and December 2007, we completed three acquisitions, including: (i) Shanghai Shinko Computer Technology Co., Ltd., an outsourcing technology center for an existing client, Kobe Steel Ltd.; (ii) T-est, a Singapore-based research and development services provider, which we renamed HiSoft Singapore; and (iii) Daemoyrod, an Oracle application software implementation and support specialist with operations in the United States and Mexico by merging it into HiSoft Wave, our wholly owned subsidiary. These acquisitions expanded our service offerings and our business to different geographical locations. We believed that the acquisitions would not only increase our forecasted free cash flow, but also reduce market concentration risks of our business. In view of the above, the discount rate was lowered from 22.0% as of May 2007 to 18.5% as of December 2007.

The fair value of our common shares decreased from $0.28 per share as of December 31, 2007 to $0.24 per share as of April 1, 2008. We believe the decrease in the fair value of the common shares from December 31, 2007 to April 1, 2008 was primarily attributable to the following factor:

•                  For the first quarter of 2008, we experienced a decline in operating profit margin. Our operating profit margin decreased from 3.6% in the fourth quarter of 2007 to 0.8% in the first quarter of 2008.

The fair value of our common shares increased from $0.24 per share as of April 1, 2008 to $0.28 per share as of July 1, 2008. We believe the increase in the fair value of the common shares from April 1, 2008 to July 1, 2008 was primarily attributable to the following factor:

•                  There was improvement in our operations and financial results during this period. Our operating income margin increased from 0.8% in first quarter of 2008 to 5.6% in the second quarter of 2008.

The fair value of our common shares decreased from $0.28 per share as of July 1, 2008 to $0.25 per share as of January 1, 2009. We believe the decrease in the fair value of the common shares from July 1, 2008 to January 1, 2009 was primarily attributable to the following factors:

•                  As the global financial crisis worsened and business activities slowed down in developed countries in the fourth quarter of 2008, we anticipated that there would be a decrease in demand for outsourced technology services in 2009. In view of the above, we lowered the forecasted revenue and profit margin when preparing the financial projections as of January 1, 2009.

•                  As a result of the increase in systematic risk, the discount rate used for the valuation also increased from 18.0% as of July 1, 2008 to 19.0% January 1, 2009.

The fair value of our common shares increased from $0.25 per share as of January 1, 2009 to $0.29 per share as of August 1, 2009. We believe the increase in the fair value of the common shares from January 1, 2009 to August 1, 2009 was primarily attributable to the following factor:

•                  We completed the acquisition of a business process support team from AIA Information Technology (Guangzhou) Co. Ltd. in August 2009 and the testing business of MG Digital Pte Ltd., a Singapore-based research and development services provider, in October 2009. We expected that these acquisitions would strengthen our IT services team and contribute to our revenue growth rate.

The fair value of our common shares increased from $0.29 per share as of August 1, 2009 to $0.31 per share as of December 1, 2009. We believe the increase in the fair value of the common shares from August 1, 2009 to December 1, 2009 was primarily attributable to the following factors:

•                  Our total net revenues experienced an increase in the last quarter of 2009 as demand for our technology outsourcing services began to increase in connection with the recovery in global economic conditions.

•                  We completed the acquisition of 100% of AllianceSPEC, a professional IT transaction system testing company based in Singapore. We anticipated that the acquisition would strengthen our service capability and market position in Singapore.

The fair value of our common shares increased from $0.31 per share as of December 1, 2009 to $0.62 as of April 1, 2010, We believe the increase in the fair value of the common shares from December 1, 2009 to April 1, 2010 was primarily attributable to the following factors:

•                  In the three months ended March 31, 2010, we achieved net revenue growth of over 17% compared to the previous quarter and over 41% net revenue growth compared to first quarter of 2009. Our gross margin and net income also showed improvement. Based on these factors, as well as current market and operating conditions, we determined that our operations had recovered from the impact of recent global financial crisis and that recent levels of business activity would be sustainable in the foreseeable future.

•                  In February 2010, we completed the acquisition of 100% of Horizon Information, a professional IT testing company based in China, and in April 2010, we completed the acquisition of 100% of Echo Lane, a professional consulting services firm in the U.S. with expertise in cloud computing. We anticipate that these acquisitions will increase our scale, geographic presence and service offerings, expand our capabilities, and be a significant source of revenue growth. In view of the above, as of April 2010, we adjusted upward our estimated net income and cash flow for future periods.

•                  During this period, we recommenced the preparation of our initial public offering and in February 2010 submitted for review by the staff of the SEC draft registration statements and correspondence relating to the offering. The estimated proximity of our initial public offering increased the liquidity of our common shares and hence we lowered the DLOM from 10% as of December 1, 2009 to 7% as of April 1, 2010.

•                  The discount rate used for valuation of our common shares decreased from 19% as of December 2009 to 15.5% as of April 2010 due to the combined effect of (i) the continued growth of our business and company size as well as the diversification of market concentration risks through the acquisitions of Horizon Information and Echo Lane; (ii) the proximity of this offering; and (iii) the continued improvement in overall market conditions and capital market sentiments towards comparable companies in the China IT outsourcing industry. We believed that these factors lowered the perceived risk of and market participant’s required rate of return for investing in our common shares, decreased our cost of capital, and hence, the discounted rate applied for valuing our common shares.

We believe that the implied increase in fair value of our common shares from $0.62 per common share on April 1, 2010 to $0.63 per common share, the mid-point of the estimated price range of our initial public offering as set forth on the cover page of our preliminary prospectus dated June 17, 2010, was primarily attributable to the following factors as mitigated by the volatility of stock prices in the capital markets since April 1, 2010:

•                  We experienced stronger than expected demand from our customers and potential customers during the period from April 1, 2010 to the present as evidenced by (i) the entry into new contracts with existing customers of our recent acquisitions, (ii) the increase in the number of new customers, and (iii) the increase in backlog of work orders, each of which exceeded prior estimates.

•                  The proximity of the then impending launch of our initial public offering, which would provide us with additional capital, enhance our ability to access capital markets to grow our business and raise our profile.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as a compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

The fair values of our option awards were estimated on the date of grant using the Black-Scholes and binomial option pricing model using the following assumptions:

	Options Granted 2007	Options Granted 2008	Options Granted 2009	Options Granted 2010
Risk-free interest rate range	4.30% - 5.35%	3.90% - 4.55%	3.04% - 3.89%	1.90% - 3.04%
Expected dividend yield	0%	0%	0%	0%
Expected life	6.1 years	5.7 - 6.1 years	6.0 - 6.9 years	5.5 – 6.1 years
Expected volatility	47.4% - 57.2%	43.0% - 44.0%	48.0% - 49.0%	47.0% - 55.0%
Exercise price	$0.25 - 0.50	$0.50	$0.30 - 0.50	$0.30 - 1.38
Fair value of the underlying common shares	$0.09 - 0.28	$0.24 - 0.28	$0.25 - $0.31	$0.19 - 0.73

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in U.S. dollars as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. As we did not grant options before 2005, no sufficient historical exercising pattern that could be used to assist us in estimating the expected life. Therefore, the expected life was estimated based on the contractual term, the vesting period and an empirical study on exercise behavior of employee share options. Our employees who received our share options are assumed to exhibit similar behavior. As we expected to grow the business with internally generated cash, we did not expect to pay dividends in the foreseeable future. Because we do not maintain an internal market for our common shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses.

The following table set forth the options granted and nonvested share awards in 2009 and 2010:

Grant Date	Options / Nonvested Shares Granted	Exercise / Purchase Price ($ / Share)	Fair Value of Common Shares ($ / Share)	Intrinsic Value Per Option
Options:
January 1, 2009	90,000	0.50	0.25	0.00
April 1, 2009	384,500	0.30	0.27	0.00
July 1, 2009	1,025,000	0.30	0.28	0.00
August 1, 2009	2,000,000	0.30	0.29	0.00
September 1, 2009	500,000	0.30	0.29	0.00
October 1, 2009	190,000	0.30	0.29	0.00
December 1, 2009	1,945,000	0.30	0.31	0.01
January 1, 2010	3,620,000	0.30	0.39	0.01
April 1, 2010	10,960,000	0.40	0.62	0.22
May 1, 2010	200,000	0.40	0.63	0.23
June 1, 2010	650,000	0.80	0.63	0.00

July 1, 2010	323,000	0.56	0.56	0.00
August 1, 2010	58,000	0.61	0.61	0.00
October 1, 2010	30,000	1.38	1.38	0.00
Nonvested Shares:
January 1, 2009	500,000	0.0001	0.25	N/A
April 1, 2009	530,000	0.0001	0.27	N/A
August 1, 2009	3,000,000	0.0001	0.29	N/A
October 1, 2009	10,000	0.0001	0.29	N/A
January 1, 2010	3,000,000	0.0001	0.39	N/A
February 1, 2010	2,000,000	0.0001	0.47	N/A
May 1, 2010	379,500	0.0001	0.63	N/A
June 8, 2010	10,725	0.0001	0.63	N/A
September 1, 2010	114,000	0.0001	1.10	N/A
October 1, 2010	95,000	0.0001	1.38	N/A
October 12, 2010	634,916	0.0001	1.39	N/A

The fair value of our common shares on January 1, 2009, April 1, 2009, July 1, 2009, August 1, 2009, December 1, 2009 and April 1, 2010 was determined by American Appraisal through a contemporaneous valuation. The fair value of our common shares on September 1, 2009, October 1, 2009, January 1, 2010 and February 1, 2010 was estimated by us by reference to a recent valuation performed by American Appraisal.

The fair value of our common shares on May 1, 2010, June 1, 2010 and June 8, 2010 was based on mid-point of the estimated price range of our initial public offering, as set forth on the cover page of our preliminary prospectus dated June 17, 2010.

The fair value of our common shares on July 1, 2010, August 1, 2010, September 1, 2010, October 1, 2010 and October 12, 2010 was based on the last trading price of our ADSs on the Nasdaq Global Select Market.

The fair value of our unvested common share grants was estimated on the date of grant using the fair value of our common shares on the date of grant. We recorded share-based compensation of $1.8 million, $1.1 million and $4.0 million for options and nonvested common shares granted to employees for the years ended December 31, 2008, 2009 and 2010, respectively, according to a graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period.

B.                                     Liquidity and Capital Resources

Liquidity and Capital Resources

In 2008, 2009 and 2010, we generated positive cash flow from operating activities. As of December 31, 2009 and December 31, 2010, we had approximately $54.8 million and $169.9 million in cash and cash equivalents, respectively. The increase in cash and cash equivalents was primarily due to the net proceeds from our initial public offering and the follow-on public offering. Our cash and cash equivalents consist primarily of cash on hand and highly liquid investments. We believe that our cash and cash equivalents, anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(dollars in thousands)
Net cash provided by operating activities	$10,283	$13,048	$11,522
Net cash used in investing activities	(4,084)	(4,526)	(14,331)
Net cash provided by (used in) financing activities	(767)	63	116,003
Effect of foreign exchange rate changes on cash	2,220	(624)	1,857
Net increase in cash and cash equivalents	7,652	7,961	115,051
Cash at beginning of period	39,229	46,881	54,842
Cash at end of period	46,881	54,842	169,893

Operating Activities

Net cash provided by operating activities increased from $10.3 million in 2008 to $13.0 million in 2009, primarily due to higher net income received and an increase in accrued expenses and other payables, which was partially offset by an increase in accounts receivable. Although our total net revenues decreased in 2009, accounts receivable increased $3.4 million, or 15.9%, from $21.1 million as of December 31, 2008 to $24.5 million as of December 31, 2009 in part due to the extension of payment periods for several major clients resulting from the negotiation of new payment terms for future work orders from these clients. However, allowance for doubtful accounts decreased $0.1 million, or 35.1%, from $0.3 million as of December 31, 2008 to $0.2 million as of December 31, 2009 and write-offs of doubtful accounts decreased by $1.3 million, or 91.5%, from $1.4 million in 2008 to $0.1 million in 2009. The increase in accounts receivable and the decrease in our total net revenues in 2009 contributed to an increase in our days sales outstanding from 78 days in 2008 to 91 days in 2009.

Net cash provided by operating activities decreased from $13.0 million for 2009 to $11.5 million for 2010, which was primarily due to $1.3 million in payments for an acquired company’s outstanding payables in 2010. Allowance for doubtful accounts increased substantially from $0.2 million as of December 31, 2009 to $3.7 million as of December 31, 2010 as a result of bad debt provision of US$3.5 million in the fourth quarter of 2010 resulting from our identification of the credit risk and liquidity issue associated with a client. Write-offs of doubtful accounts remained relatively stable at $0.1 million for 2009 and 2010. Our days sales outstanding was 91 days in 2009 and 85 days in 2010.

Investing Activities

Net cash used in investing activities largely reflects (i) capital expenditures, which principally consists of purchases of property, plant and equipment made in connection with the expansion and upgrade of our service delivery centers and (ii) our business acquisitions. Cash used in investing activities increased from $4.1 million in 2008 to $4.5 million in 2009. This was primarily due to an increase in the purchase of property, plant and equipment from $2.0 million in 2008 to $3.9 million in 2009 due to the expenditures associated with setting up the new delivery center in Wuxi in 2009, which was partially offset by a decrease in payment for business acquisitions from $1.4 million in 2008 to $0.6 million in 2009. Cash used in investing activities increased from $4.5 million for 2009 to $14.3 million for 2010. This was primarily due to $6.6 million in payments relating to our acquisitions of AllianceSpec, Horizon, Echo Lane and ISL made in 2010. We expect our cash used in investing activities over the next several years to continue to be primarily driven by business acquisitions and purchases of property, plant and equipment.

Financing Activities

Net cash provided by financing activities in 2009 was $0.1 million, primarily consisting of proceeds from the issuance of shares under our employee option plan, which was offset by payment of capital lease obligations. Net cash used in financing activities in 2008 was $0.8 million, almost all of which was attributable to prepayment of certain expenses related to our follow-on public offering. Net cash provided by financing activities for 2010 was $116.0 million, primarily consisting of the net proceeds from our initial public offering and follow-on public offering.

Statutory Reserves

Our statutory reserves were $2.4 million and $3.8 million as of both December 31, 2009 and December 31, 2010, respectively. These reserves represent the amount of retained earnings in our PRC subsidiaries that cannot be distributed to their immediate holding companies. However, they can be used for general business purposes without any restrictions in the country where located.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment, leasehold improvements and investment in equipment, technology and operating systems. Our capital expenditures were $2.0 million, $3.9 million and $5.8 million in 2008, 2009 and 2010, respectively. Our capital expenditures for 2008 were primarily related to purchasing equipment for new employees and upgrading our existing equipment. Our capital expenditures for 2009 were primarily related to the opening of our new delivery center in Wuxi.

Our capital expenditures for 2010 were primarily related to purchasing new equipment for new employees and to replace existing equipment. We are evaluating various options to expand our capacity, including the establishment of a new campus containing administrative, sales, delivery center and other functions. We estimate that the construction of such a campus would cost between $25 million and $50 million over several years, which we would intend to fund with cash on hand and cash from operations. The timing and feasibility of such a project has not been determined as of the date of this annual report on Form 20-F.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We adopted this guidance on January 1, 2010, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, and the adoption of this pronouncement did not have a significant effect on our consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services,and (3) payroll currency of the employee.  The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, and therefore should be considered an equity award assuming all other criteria for equity classification are met.  The pronouncement is for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively.  Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

On July 21, 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010.  Early adoption will not be permitted.  We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations.  The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.  The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable the business combination included in the reported pro forma revenue and earnings.  The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption.  Early adoption is permitted.  We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

C.                                     Research and Development, Patents and Licenses, etc.

Intellectual Property

We regard our trademarks, domain names, software copyrights, patents and other intellectual property as important to our success. We use a combination of our clients’ systems, third-party software platforms and systems and, in some cases, our own proprietary software and platforms to provide our services.

We rely on the law to protect our proprietary intellectual property rights, and we have taken steps to enhance our rights by registering our intellectual property with government authorities where appropriate. We have registered our key brand “hiSoft” as a trademark in China. As of the date of this annual report on Form 20-F, we had 32 registered domain names relating to our web sites, including www.hisoft.com, the primary URL for our web site. We have registered 42 software copyrights relevant to our service offerings with the Copyright Protection Center of China.

We require our employees, independent contractors and, wherever possible, vendors to enter into confidentiality agreements upon commencement of their relationships with us. These agreements also provide that any confidential or proprietary information disclosed to these parties in the course of our business be kept confidential. In addition, expertise, coding precedents and generic application components generated or developed in our past operations enjoy protection in China as trade secrets under China’s Anti-Unfair Competition Law. We customarily enter into licensing and non-disclosure agreements with our clients with respect to the use of their software systems and platforms. Our clients usually own the intellectual property in the software or systems we develop for them.

In spite of our efforts to protect our and our clients’ intellectual property rights, we may not be able to prevent unauthorized parties from infringing upon or misappropriating our or our clients’ intellectual property and other proprietary information. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to Our Business—If our clients’ proprietary intellectual property or confidential information is misappropriated by our employees in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly litigation and lose clients.” In addition, the laws of China may not protect intellectual property rights to the same extent as laws of the United States. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and expensive. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to Our Business—We have a limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.”

We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to Our Business—We may be subject to third-party claims of intellectual property infringement.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                      Off-Balance Sheet Arrangements

Other than the transactions set forth under “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” below, we do not have any outstanding off-balance sheet commitments or arrangements, including off-balance sheet guarantees or interest rate swap transactions. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest portion, as of December 31, 2010:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(dollars in thousands)
Capital lease obligations	$141	$141	$—	$—	$—	$—
Operating lease obligations	12,070	3,710	4,603	2,207	1,550	—
Total	$12,211	$3,851	$4,603	$2,207	$1,550	$—

G.                                     Safe Harbor

This annual report contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such  as  “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will”  or  other  similar  expressions.. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•         our expectations regarding the worldwide demand for electricity and the market for wind power energy;

•        our  expectations  regarding  policies  and  regulations  supporting  the  alternative  energy  industry  and  the wind power industry in China and elsewhere;

•         our future business development, financial condition and results of operations;

•        our  goals  and  growth  strategies,  including  our  ability  to  expand  our  manufacturing  and  research  and development facilities and capabilities;

•         our ability to attract additional orders from existing and potential customers;

•        our expectations regarding revenue growth, our ability to achieve or maintain or increase profitability and our production volumes;

•         our ability to establish strategic relationships with industry-leading research and development institutes;

•        our  ability  to  secure  sufficient  funds  to  meet  our  cash  needs  for  our  future  operation  and  capacity expansion;

•         fluctuations in general economic and business conditions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

You should read this annual report on Form 20-F and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report on Form 20-F. The business address of each of our directors and executive officers is 33 Lixian Street, Qixianling Industrial Base, Hi-Tech Zone, Dalian 116023, People’s Republic of China.

Name	Age	Position / Title
Cheng Yaw Sun	54	Executive chairman and director
Tiak Koon Loh	52	Chief executive officer and director
Jenny Lee	39	Director
Terry McCarthy	68	Independent director
Venkatachalam Krishnakumar	61	Independent director
Christine Lu-Wong	42	Executive vice president and chief financial officer
Jin Song Li	42	Executive vice president of Japan business unit
Jun Su	40	Executive vice president of U.S. business unit
David Liu	38	Senior vice president of China business unit
Wu Tai Shi	38	Senior vice president of U.S. business unit

Cheng Yaw Sun has served as our executive chairman since August 1, 2009, as the chairman of our board of directors since March 2008. Prior to joining us as an independent director in November 2007, he was managing director of Hewlett-Packard China and vice president of Hewlett-Packard from 2002 to 2007. Prior to the merger of Hewlett-Packard and Compaq, Mr. Sun served as managing director of Hewlett-Packard China from 2000 to 2001. From 1991 to 1999, he worked as a general manager of the Computer Systems Group in Hewlett-Packard China. Mr. Sun joined Hewlett-Packard Taiwan in 1982 as a system engineer where he held various sales management positions from 1983 to 1990. Mr. Sun is also a non-executive chairman of ALi Corporation, an integrated circuit company listed on the Taiwan Stock Exchange, a position he has held since March 2008. Mr. Sun has a bachelor’s degree in computer science from Chung Yuan Christian University of Taiwan.

Tiak Koon Loh is our chief executive officer and director. Prior to joining us in June 2006, Mr. Loh served as corporate vice president at Hewlett-Packard China from 2004 to 2006. Prior to that, Mr. Loh was the chief executive officer at Vanda Systems & Communications Holdings Limited from 2002 to 2004. Mr. Loh also served, from 1998 to 2000, as the managing director and chief executive officer of Cap Gemini Asia-Pacific. He was the Managing Director of Lotus Developments Singapore from 1995 to 1998. Mr. Loh started his career at IBM where he held various management positions from 1983 to 1994. Mr. Loh graduated from National University of Singapore with a bachelor’s degree in electrical engineering.

Jenny Lee has served as our director since March 2005. Ms. Lee is currently a managing director of Granite Global Ventures II L.L.C., the general partner of Granite Global Ventures II L.P. and of GGV II Entrepreneurs Fund L.P. From 2002 to 2005, she served as a vice president of JAFCO Asia. From 2001 to 2002, she worked as an investment banker with Morgan Stanley. Prior to that, Ms. Lee worked as an assistant principal engineer with Singapore Technologies Aerospace Group from 1995 to 2000. Ms. Lee received her bachelor’s degree in electrical engineering and master of science degree in engineering from Cornell University. She also has a master of business administration degree from Kellogg School of Management at Northwestern University.

Terry McCarthy has served as our independent director since November 2007. He is currently a managing member and investor of TriUnited Investors, LLC, Kansas. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was associate managing partner of the Deloitte U.S. Chinese Services Group.

In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Sunnyvale, California, where he was an audit partner and president from 1976 to 1985. From 1972 to 1976, he held several positions at Hurdman & Cranstoun, CPAs, including senior audit manager. He received a bachelor’s degree from Pennsylvania State University, a master of business administration degree from the University of Southern California and a master’s degree in taxation from Golden Gate University in the U.S.

Venkatachalam (Venky) Krishnakumar has served as our independent director since May 2010. He is currently serving on the board of Singapore Technologies Engineering Ltd. MediaCorp Pte Ltd (Singapore). He is also the current chairman of the board of Oracle Financial Software Services Singapore Pte. Ltd. Mr. Krishnakumar has also previously served on the boards of various software services companies including Singapore Computer Systems Limited, Polaris Software Labs Ltd. and E-Serve International Ltd. Previously, Mr. Krishnakumar had a 31 year career with Citibank, N.A., with assignments in India, New York and Singapore in various capacities (including chief financial officer functions and oversight of Citibank’s Operations and Technology activities in the Asia Pacific region). His last position with Citibank was as Chief Operating Officer and Chief Financial Officer of the Global Consumer Bank for the Asia Pacific region. Since his retirement from Citibank in 2005, Mr. Krishnakumar has held senior advisory roles with McKinsey & Co., Barclays Global Retail and Commercial Banking and DBS Bank Limited. He holds a bachelor’s degree in engineering from Maharaja Sayajirao University of Baroda in India and a master of business administration degree from the Indian Institute of Management Calcutta in India.

Christine Lu-Wong is our executive vice president and chief financial officer. Ms. Lu-Wong has 16 years of finance and management experience with multinational corporations, public accounting firms and U.S.-listed Chinese enterprises. Prior to joining us in January 2010, she held various positions in major global companies such as Hewlett-Packard, Sun Microsystems and PricewaterhouseCoopers. From 2007 to 2009, she served as vice president of finance at Wuxi PharmaTech, a New York Stock Exchange-listed company in the research outsourcing industry, where she was responsible for the company’s financial management and external reporting. She also founded her own consulting company in 2006 to serve companies in the San Francisco Bay Area in the U.S. Ms. Lu-Wong received a bachelor’s degree in foreign economics from Guangdong University of Foreign Studies in 1990 and a master of business administration degree with a major in accounting from Golden Gate University in the U.S. in 1994. She is a California-licensed certified public accountant.

Jin Song Li is our executive vice president in charge of our Japan business unit. Prior to joining us in 1998, he set up JBDK Corporation in 1998, a joint venture between us and the Japan Business Computer Corporation in Japan. In 2002, he established our Tokyo subsidiary, hiSoft Japan Co., Ltd. Prior to that, he worked as a systems engineer at Kawasaki Heavy Industries from 1992 to 1997. Mr. Li graduated from Dalian Maritime University with a bachelor’s degree in computer science.

Jun Su is our executive vice president in charge of our U.S. business unit. Prior to joining us in 2009, Mr. Su served in a variety of roles for over 13 years at Hewlett-Packard. From 2007 to 2009, he was the senior director of sales at Hewlett-Packard with responsibility for software service sales management in the Asia-Pacific region. Mr. Su received a bachelor’s degree in physics from the University of Science and Technology of China and a master’s degree in computer science from Brigham Young University in the U.S.

David Liu is our senior vice president in charge of our China business unit. Mr. Liu joined us in 2000 and developed our process improvement strategy. As a result, we became the first Chinese company to pass the CMM Level-5 assessment. Mr. Liu also led us to become GE’s first certified Global Development Center in China. In 2003,  Mr. Liu established our US and European Business Group. Mr. Liu is a certified Six Sigma Black Belt. Prior to joining HiSoft, Mr. Liu was the founder and Chief Executive Officer of Pacific International Development Inc. in Seattle. Mr. Liu received his Bachelor’s degree in Computer Science from Dalian University of Technology in China and his MBA from Seattle University in the U.S.

Wu Tai Shi is senior vice president of U.S. business unit. Prior joining us in 2006,  Mr. Shi was the founder and served as vice president of Beijing Ensemble International Ltd. He has more than 15 years of experience in IT industry and specializes in software product development, quality assurance and business management. Mr. Shi also served as Chief Technology Officer and software engineer in various companies prior to joining HiSoft.

Mr. Shi received his Bachelor’s degree in Computer Science from Nanjing Aerospace and Aeronautics University in China and attended an MBA program at the University of International Business and Economics in China.

B.                                     Compensation

Compensation of Directors and Executive Officers

In 2010, we and our subsidiaries paid approximately $1.3 million to our directors and executive officers as a group, including cash compensation, pensions, retirement or other benefits for our officers and directors.

Share Options and Other Share Awards Granted to Directors, Executive Officers and Employees

We adopted our HiSoft Technology International Limited Share Incentive Plan, or the Plan, in January 2005, which was subsequently amended in 2006, 2007 and 2009 to increase the number of shares authorized for grants. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. As of the date of this annual report on Form 20-F, an aggregate of 82,197,949 common shares were reserved for issuance under the Plan.

In addition, on March 23, 2010, our board of directors approved a special share option grant under the Plan pursuant to which 10 million options to purchase common shares were granted to our management and employees on April 1, 2010. The option grant is subject to our company attaining a value of $400 million by August 31, 2010, as appraised by an independent appraisal firm. Our company’s value would be determined by the number of then outstanding shares multiplied by the fair value of the common shares on August 31, 2010. If this condition is not met, the options granted will be automatically cancelled and forfeited. If this condition is met, the options, each with an exercise price of $0.40 per share, will vest over three years from the grant date, with 34% vesting after the first 12 months, and thereafter vesting in equal proportions for the remaining eight quarters.

As of the date of this annual report on Form 20-F, we have granted options under the Plan for the purchase of a total of 88,157,809 common shares to selected directors, officers and employees, of which options to purchase 56,939,538 common shares are outstanding. In 2008, we granted options for the purchase of 5,748,000 common shares at a weighted average exercise price of $0.50 per share. In 2009, we granted options for the purchase of 90,000 common shares at an exercise price of $0.50 per share and 6,044,500 common shares at a weighted average exercise price of $0.30 per share. In 2010, we granted options for the purchase of 3,620,000 common shares at an exercise price of $0.30 per share, 1,160,000 common shares at an exercise price of $0.40 per share, 650,000 common shares at an exercise price of $0.80 per share, 323,000 common shares at an exercise price of $0.56 per share, 58,000 common shares at an exercise price of $0.61 per share and 30,000 common shares at an exercise price of $1.38 per share.

Our options issued under the Plan may vest over a period of two, three or four years, as follows:

Total Vesting Period	Vesting on the First Anniversary of the Award Date	Vesting at the End of Each Quarter after the First Anniversary of the Award Date
4 years	25.0%	6.25%
3 years	34.0%	8.25%
2 years	50.0%	12.50%

A total number of 42,055,785 options issued under the Plan were vested and exercisable for common shares as of the date of this annual report on Form 20-F.

Options granted under the Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. Generally, if the grantee’s employment or service with us is terminated for cause, all such grantee’s options under the Plan, vested and nonvested, terminate and become unexercisable 30 days following the grantee’s last day of employment or service with us.

On the other hand, if the grantee’s employment or service with us is terminated for any reason other than for cause, all such grantee’s vested options terminate and become unexercisable 60 days following the grantee’s last day of employment or service with us and any unvested options terminate immediately. In circumstances where there is a death or disability of the grantee, generally all nonvested options immediately terminate and become unexercisable while vested options terminate and become unexercisable six months after the last date of employment or service with us. Generally, all nonvested options granted under the Plan become fully vested and exercisable immediately upon a change in the control of our company and must be exercised within 15 days of such event.

As of the date of this annual report on Form 20-F, we have granted an aggregate of 24,497,087 nonvested common shares to selected directors, officers and employees at a purchase price of $0.0001 per share. These nonvested share awards vest over a period of one year, two years, 33 months, three years, or four years. In certain exceptional situations, we have also granted nonvested common shares that vest immediately at the time of grant.

Upon termination of employment, the nonvested share awards will not vest and will be reacquired by us with repayment of the lower of the fair market value of the shares at the time of the termination or the original purchase price of the shares without interest. Upon a change in the control of our company, nonvested share awards (i) will immediately vest and (ii) will also be free of forfeitures and/or restrictions giving us the right to repurchase such shares at their original purchase price.

The table below sets forth the share option and nonvested common share grants made to our directors and executive officers as of the date of this annual report on Form 20-F:

Name	Number of Common Shares		Exercise / Purchase Price	Grant Date	Expiration Date
			($/ Common Share)
Cheng Yaw Sun	200,000		0.50	November 13, 2007	November 12, 2017
Cheng Yaw Sun	600,000		0.50	March 1, 2008	February 28, 2018
Cheng Yaw Sun	2,000,000		0.30	August 1, 2009	July 31, 2019
Cheng Yaw Sun	3,000,000	(1)	0.0001	January 11, 2010	N/A
Cheng Yaw Sun	2,500,000		0.40	April 1, 2010	March 31, 2020
Tiak Koon Loh	8,550,000		0.25	June 1, 2006	May 31, 2016
Tiak Koon Loh	6,700,000	(1)	0.0001	June 1, 2006	N/A
Tiak Koon Loh	1,190,750	(1)	0.0001	October 1, 2007	N/A
Tiak Koon Loh	1,000,000		0.40	April 1, 2010	March 31, 2020
Terry McCarthy	200,000		0.50	November 13, 2007	November 12, 2017
Venkatachalam Krishnakumar	200,000		0.40	May 1, 2010	April 30, 2020
Christine Lu-Wong	1,500,000		0.30	January 1, 2010	December 31, 2019
Christine Lu-Wong	150,000		0.40	April 1, 2010	March 31, 2020
Christine Lu-Wong	500,000		0.80	June 1, 2010	May 31, 2020
Jin Song Li	150,000		0.10	January 1, 2005	December 31, 2014
Jin Song Li	1,250,000		0.25	July 1, 2006	June 30, 2016
Jin Song Li	300,000		0.25	January 1, 2006	December 31, 2015
Jin Song Li	400,000		0.50	November 13, 2007	November 12, 2017
Jin Song Li	188,941	(1)	0.0001	October 1, 2007	N/A
Jin Song Li	125,000	(1)	0.0001	January 1, 2009	N/A
Jin Song Li	200,000		0.40	April 1, 2010	March 31, 2020
Jun Su	1,250,000		0.30	January 1, 2010	December 31, 2019
Jun Su	300,000		0.40	April 1, 2010	March 31, 2020
David Liu	40,000		0.10	January 1, 2005	December 31, 2014
David Liu	31,000		0.25	January 1, 2006	December 31, 2015
David Liu	1,000,000		0.25	Augest 1, 2006	July 31, 2016
David Liu	290,400	(1)	0.0001	October 1, 2007	N/A
David Liu	40,000		0.40	April 1, 2010	March 31, 2020
Wu Tai Shi	50,000		0.25	July 1, 2006	June 30, 2016
Wu Tai Shi	113,588	(1)	0.0001	October 1, 2007	N/A
Wu Tai Shi	100,000		0.30	December 1, 2009	November 30, 2019
Wu Tai Shi	50,000		0.40	April 1, 2010	March 31, 2020

(1)                                  Nonvested common shares.

C.                                     Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  issuing authorized but unissued shares;

•                  declaring dividends and distributions;

•                  exercising the borrowing powers of our company and mortgaging the property of our company;

•                  approving the transfer of shares of our company, including the registering of such shares; and

•                  exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

In compliance with Nasdaq corporate governance rules, a majority of our board of directors will be independent directors within one year of the listing of our ADSs on the Nasdaq Global Select Market. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. All of our directors hold office until the next annual general meeting of shareholders or until their successors have been duly elected and qualified. Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the next following annual shareholders meeting.

All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee and a compensation committee. We currently do not plan to establish a nominating committee. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Marketplace Rules. This home country practice of ours differs from Rule 5605(e) of the Nasdaq Marketplace Rules regarding implementation of a nominating committee and the director nomination process, because there are no specific requirements under Cayman Islands law on the establishment of a nominating committee and the director nomination process.

Audit Committee

Our audit committee consists of Terry McCarthy, Venkatachalam Krishnakumar and Jenny Lee. Terry McCarthy is the chairman of our audit committee. Terry McCarthy and Venkatachalam Krishnakumar satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Terry McCarthy and Venkatachalam Krishnakumar satisfy the requirements for an “independent director” within the meaning of Nasdaq Marketplace Rule 4350 and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors within one year of our initial public offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•                  selecting the independent auditor;

•                  pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•                  annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•                  setting clear hiring policies for employees and former employees of the independent auditors;

•                  reviewing with the independent auditor any audit problems or difficulties and management’s response;

•                  reviewing and approving all related party transactions on an ongoing basis;

•                  reviewing and discussing the annual audited financial statements with management and the independent auditor;

•                  reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•                  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•                  discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•                  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•                  discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•                  timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•                  establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•                  meeting separately, periodically, with management, internal auditors and the independent auditor; and

•                  reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Jenny Lee, Venkatachalam Krishnakumar and Terry McCarthy. Jenny Lee is the chairman of our compensation committee. Terry McCarthy and Venkatachalam Krishnakumar satisfy the requirements for an “independent director” within the meaning of Nasdaq Marketplace Rule 4350.

Our compensation committee is responsible for, among other things:

•                  reviewing, evaluating and, if necessary, revising our overall compensation policies;

•                  reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•                  reviewing and approving our senior officers’ employment agreements with us;

•                  setting performance targets for our senior officers with respect to our incentive-compensation plan and equity-based compensation plans;

•                  administering our equity-based compensation plans in accordance with the terms thereof; and

•                  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of the directors, officers, employees and advisors of the Company. Our code of business conduct and ethics is publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no requirement for our directors to own any shares in our company in order for them to qualify as a director.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause.

In the event of termination for cause, we have no further obligations or liabilities to such executive officer other than to pay any accrued but unpaid salary through the date of termination and any required distribution under any social security plans and we are not required to provide any prior notice of such termination. For purposes of these agreements, the term cause means: (i) any conviction of an executive officer for any felony under the laws of any applicable jurisdiction; (ii) any conviction of an executive officer for any misdemeanor under the laws of any applicable jurisdiction which results in the incarceration of the executive officer for a period of more than 14 consecutive days; (iii) any material breach by an executive officer of his or her employment agreement or the material and willful failure of an executive officer to comply with any lawful directive, or (iv) dishonesty, gross negligence or malfeasance by an executive officer in the performance of the duties under his or her employment agreement. We may terminate their employment at any time, without cause, upon three months written notice to the executive officer. Executive officers may terminate their employment with us at any time, without cause, upon three months written notice to us. If any severance pay is mandated by law, executive officers will be entitled to such severance pay in the amount mandated by law when his or her employment is terminated. However, an executive officer will not be entitled to any severance pay if his/her employment is terminated (i) by us for cause or without cause, or (ii) by him/her for any reason. In addition, notwithstanding any provision to the contrary in our employment agreements, we may still be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the PRC Labor Contract Law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of “de facto employment relationships” by PRC entities without statutory cause regardless of whether there exists a written employment agreement with such entities.

D.                                    Employees

Our ability to maintain a base of trained professionals and other employees is critical to the success of our business. We had a total of 2,951, 2,781 and 3,819 employees as of December 31, 2007, 2008 and 2009, respectively. As of December 31, 2010, we had 5,521 employees, including 4,812 professionals, 80 sales and marketing personnel and 629 administrative personnel. Of these employees, 4,935 were located in our China and Hong Kong offices, 389 in our Singapore offices, 121 in our Japan offices, and 76 in our North America offices. We believe our company culture and reputation as a leading outsourced IT and research and development services provider based in China enhances our ability to recruit and retain high quality employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

Recruitment

To ensure we have a large talent pool on hand to quickly respond to high resource demand, we have a centralized and dedicated recruiting team that interviews several hundred people per month based on core talent specifications that we have identified. Part of our recruitment model is a series of standardized recruitment interviews and technology skill assessment tools that are administered to all candidates. We have also developed a customized online recruiting management system to streamline our recruiting process, including monitoring of the candidate pool and the tracking of interview feedback and the status of outstanding employment offers.

We maintain relationships with over 50 colleges and universities within China from which we recruit on an ongoing basis. We have an outsourcing technology academy featuring training and internship programs that provide us with a cost-effective method of attracting and developing entry-level employees. We believe this academy also helps to ensure scalability for future organizational and business expansion. We conduct lateral hiring primarily in China through a dedicated professional talent acquisition team that also engages recruiting firms to locate and attract qualified and experienced personnel.

In 2010, we received and considered employment applications for technology professional positions from over 390,000 applicants, of which we interviewed nearly 20,000 and gave employment offers to about 3,000. As of December 31, 2010, approximately 75% of our employees held bachelor’s degrees and approximately 7% employees held graduate degrees.

We continually assess and refine our candidate selection process based on performance tracking of past recruits.

Training and Development

Our training and development focuses on developing middle managers as there is a limited pool of such managers in China with the requisite skills and experience. We established our in-house Project Management Academy in 2008 to train and develop our pool of project managers. The academy provides training for project specialists, program leaders, program managers and senior project managers. Since the launch of the program, approximately 600 project professionals have participated. We also hold a “HiSoft Mini-MBA program” for middle and senior managers that is focused on providing them with additional skills to help them manage their teams and businesses as well as an opportunity for peer-learning. Over 300 selected employees have completed this program since its launch. In addition, we operate an in-house sales school, which lasts for one to two weeks, that trains our outsourcing sales team to deliver business value to our clients. Approximately 150 sales, business development and customer interface professionals of our company have attended this school since its launch. In recognition of our leadership in employee development, we were awarded the “Best Training Program of 2009” by 51job.com, a leading online recruiting website in China.

As required by PRC laws and regulations, our PRC operating subsidiaries participate in various employee benefit plans that are organized by PRC municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We make monthly payments to these plans in respect of each employee of our PRC operating subsidiaries based on the employee’s compensation.

Our attrition rates were 18.8%, 13.8% and 14.6% for the years 2008, 2009 and 2010, respectively, for employees that have worked with us for at least six months.

E.                                     Share Ownership

The following table sets forth information as of March 31, 2011 with respect to the beneficial ownership of our common shares by:

•                  each person known to us to own beneficially more than 5.0% of our common shares; and

•                  each of our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of common shares beneficially owned by such person, including common shares such person has the right to acquire within 60 days after the date of this annual report on Form 20-F, by (ii) the total number of common shares outstanding plus the number of common shares such person has the right to acquire within 60 days after the date of this annual report on Form 20-F. The total number of common shares outstanding as of March 31, 2011 is 580,225,948, including 15,266,215 nonvested common shares awarded under our share incentive plan and excluding common shares issuable upon the exercise of outstanding options with respect to our common shares under our share incentive plan.

Common Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Tiak Koon Loh (1)	18,824,868	3.2%
Cheng Yaw Sun	*	*
Jenny Lee	*	*
Terry McCarthy	*	*
Venkatachalam Krishnakumar	*	*
Christine Lu-Wong	*	*
Jin Song Li	*	*

Jun Su	*	*
David Liu	*	*
Wu Tai Shi	*	*
Directors and Executive Officers as a Group	30,470,964	5.3%
Principal and Selling Shareholders:
Granite Global Ventures (2)	64,438,363	11.1%
FMR LLC (3)	57,326,800	9.9%
GE Capital Equity Investments Ltd. (4)	29,411,764	5.1%

*                                         Beneficially owns less than 1% of our common shares.

(1)                                  Includes 7,890,750 nonvested common shares subject to a repurchase right by the company that have vested, 8,550,000 common shares issuable upon exercise of options held by Tiak Koon Loh, and 2,044,118 common shares issued upon conversion of our convertible redeemable preferred shares at the completion of our initial public offering held by Tiak Koon Loh.

(2)                                  Includes 572,713 common shares issued upon conversion of our convertible redeemable preferred shares at the completion of our initial public offering held by Granite Global Ventures L.P., 29,724,934 common shares issued upon conversion of our convertible redeemable preferred shares at the completion of our initial public offering held by Granite Global Ventures II L.P., 33,518,608 common shares issued upon conversion of our convertible redeemable preferred shares at the completion of our initial public offering held by Granite Global Ventures (Q.P.) L.P., and 622,108 common shares issued upon conversion of our convertible redeemable preferred shares at the completion of our initial public offering held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures L.P., Granite Global Ventures II L.P., Granite Global Ventures (Q.P.) L.P., and GGV II Entrepreneurs Fund L.P. are all Delaware limited partnerships and are affiliated entities. Granite Global Ventures L.L.C., which has four managing directors: Scott Bonham, Joel Kellman, Hany Nada and Thomas Ng, is the general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. The managing directors of Granite Global Ventures L.L.C. share voting and investment power with respect to the shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Piper Jaffray & Co., a limited partner of Granite Global Ventures II L.P., and a member of Granite Global Ventures L.L.C. is a U.S. registered broker-dealer. Granite Global Ventures II L.L.C., which has seven managing directors: Scott Bonham, Joel Kellman, Hany Nada, Thomas Ng, Jixun Foo, Jenny Lee and Glenn Solomon, is the general partner of Granite Global Ventures II L.P. and of GGV II Entrepreneurs Fund L.P. The managing directors of Granite Global Ventures II L.L.C. share voting and investment power with respect to the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. The registered address of each of Granite Global Ventures L.P., Granite Global Ventures II L.P., Granite Global Ventures (Q.P.) L.P. and GGV II Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(3)                                  Based on the Schedule 13G filing with the Securities and Exchange Commission on April 8, 2011. The address of the principal business offices of FMR LLC is 82 Devonshire Street, Boston, Massachusetts  02109.

(4)                                  Based on the Schedule 13G filing with the Securities and Exchange Commission on February 11, 2011. The registered address for GE Capital Equity Investments Ltd. is Cricket Square, Hutchison Drive, PO Box 2681, Grand Cayman, KYI-1111, Cayman Islands.

As of May 3, 2011, approximately 96.4% of our outstanding common shares, including approximately 462,533,245 common shares in the form of ADSs, are beneficially owned by shareholders that are resident in the United States and 51 of the record holders of our common shares are resident in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

Except as stated in the footnotes to the table above, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders as of the date of this annual report on Form 20-F. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.  MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.                                   Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                     Related Party Transactions

Set forth below is a description of all of our related party transactions since the beginning of 2008.

Investors’ Rights Agreement

In connection with our sale of series A convertible redeemable preferred shares in July 2004, we and our then existing shareholders entered into an investors’ rights agreement. In June 2006 and August 2007, this investors’ rights agreement was amended and restated in connection with our sales of series B and series C convertible redeemable preferred shares. In March 2010, this investors’ rights agreement was further amended and restated to reflect changes to our fifth amended and restated memorandum and articles of association, which was approved by a general shareholders’ meeting held in December 2009. Under this current investors’ rights agreement, these shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights and Form F-3 registration rights.

The current investors’ rights agreement provides that for three years following our initial public offering, we are required to deliver to each investor holding at least 10,000,000 of our common shares:

•                  copies of any quarterly, interim, annual, extraordinary or other reports, if any, filed by us promptly after we file any such documents with the SEC or any other relevant securities exchange, regulatory authority or government agency and when such documents are also generally available to our other shareholders; and

•                  copies of any annual reports to shareholders or other materials delivered to all other shareholders.

Transactions with Tian Hai BVI and Tianhai International

In July 2005, we entered into an agreement with Tianhai International to acquire the business of Tianhai International. In connection with this acquisition, we and Tian Hai International Limited, or Tian Hai BVI, a British Virgin Islands holding company established by a shareholder of Tianhai International, established HiSoft Holdings BVI in the British Virgin Islands. We and Tian Hai BVI initially held 51% and 49%, respectively, of the equity interest in HiSoft Holdings BVI, and we acquired the balance of the interest in HiSoft Holdings BVI in December 2006. See “Item 4. Information of the Company—A. History and Development of the Company”

We issued and allotted 12,360,000, 15,552,600 and 3,995,727 common shares to Tian Hai BVI in April 2006, June 2007 and February 2008, respectively, as consideration for the acquisition in addition to cash consideration of $7.7 million. We also made transitional arrangements in connection with this acquisition, including subcontracting of technical services to us, provision of services by Tianhai International to us, lease and purchase by us of equipment of Tianhai International, temporary advances made by us to Tian Hai BVI, and payments made by Tianhai International on behalf of us. As of December 31, 2009, we had no remaining balance in connection with the above transactions. See note 19 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

Agreements among HiSoft Dalian, Haihui Dalian, and the Shareholders of Haihui Dalian

We began operations in November 1996 as Dalian Haihui Sci-Tech Co., Ltd., or Haihui Dalian, which is a domestic Chinese company. In May 2004, in connection with our financing from investors outside of China, we established a wholly owned subsidiary, HiSoft Technology (Dalian) Co., Ltd., or HiSoft Dalian, which entered into a series of contractual arrangements with Haihui Dalian and all of its then shareholders that gave us effective control over Haihui Dalian.

Our original contractual arrangements with Haihui Dalian include a strategic cooperation agreement pursuant to which HiSoft Dalian is entitled to receive management and service fees from Haihui Dalian. In addition, we have entered into a voting rights agreement with Haihui Dalian and its controlling shareholders, including our former chairman, pursuant to which we are irrevocably entrusted with the voting rights regarding Haihui Dalian as representative of its shareholders.

Pursuant to an equity acquisition option agreement with Haihui Dalian and all of its then current shareholders, HiSoft Dalian or its nominees obtained the right to acquire, in whole or in part, the equity interests of Haihui Dalian at a nominal price or the minimum price permitted under applicable laws. These contractual agreements also include an agreement that requires the then current shareholders of Haihui Dalian to vote in accordance with the instructions of us regarding the amendment of the above agreements. In April 2007, we have exercised our options under the equity acquisition option agreement to require the transfer of 79.59% of the shares of Haihui Dalian to our five nominees. Pursuant to an agreement we entered into with Haihui Dalian in January 2008, HiSoft Dalian and our former chairman, all of the then existing shareholders of Haihui Dalian have transferred their equity interests in Haihui Dalian to our nominees. See “Item 7. Major Shareholders and related Party Transactions. —B. Related Party Transactions—Transactions with Our Former Chairman.”

We previously operated hiSoft Japan Co., Ltd., or HiSoft Japan, and DMK International, Inc., or DMK International, through Haihui Dalian. In May 2007, we entered into a master agreement with Haihui Dalian regarding the transfer of the shares in HiSoft Japan and DMK International held by Haihui Dalian to us. We subsequently entered into definitive agreements regarding such transfers in July 2007 and completed share transfer procedures in Japan and the United States respectively.

Transactions with Our Former Chairman

Our former chairman, Mr. Yuanming Li, resigned from office in November 2007. We entered into a binding memorandum of understanding with Haihui Dalian, HiSoft Dalian and Mr. Li in September 2007, and a series of agreements with Mr. Li in January 2008 pursuant to the memorandum of understanding. As of the date of this annual report on Form 20-F, the relevant parties have conducted the following transactions pursuant to these agreements:

•                  Mr. Li worked as an advisor to us through 2008 for which he received $0.4 million and options for the purchase of 1,000,000 of our common shares under our share incentive plan;

•                  Dalian Borui Information Technology Co., Ltd., or Dalian Borui, a company wholly owned by Mr. Li, provided consulting service to Haihui Dalian until December 31, 2008;

•                  Mr. Li and all other then current shareholders of Haihui Dalian transferred all of their equity interest in Haihui Dalian to our nominees;

•                  Dalian Borui had intended to purchase 40% equity interest in JBDK Company Limited from Haihui Dalian for cash consideration of $1.00 but the parties later cancelled the transaction; the investment had been fully written off as of December 31, 2005 as Haihui Dalian’s share of JBDK Company Limited’s losses had exceeded the investment cost, and JBDK Company Limited was liquidated;

•                  A third party designated by Mr. Li purchased all the ownership interest in the Training Center, a wholly owned subsidiary of Haihui Dalian, from Haihui Dalian for cash consideration of RMB0.8 million ($0.1 million);

•                  Dalian Borui purchased certain properties from Haihui Dalian, including a building, land use rights and a car, for cash consideration of RMB10.9 million ($1.6 million);

•                  Haihui Dalian has licensed its trademark “Haihui” (in Chinese character) to the Training Center for five years;

•                  HiSoft Dalian extended a loan of RMB16.6 million ($2.4 million) to Mr. Li free of interest for purchasing of a building, land use rights, a car and the Training Center, the establishment of Dalian Borui and the operation of the Training Center after the transfer described above, which loan is repayable on the earlier of (i) six months after the closing of our initial public offering, provided that Kaiki Inc. can freely transfer the shares it holds in our company, or (ii) three years after the date of the loan agreement. As of the date of this annual report, approximately RMB5.4 million ($0.8 million) of the outstanding balance has been repaid. We expect to receive payment for the remaining balance by the end of July 2011;

•                  HiSoft Dalian extended a loan of RMB0.1 million ($12,200) to Mr. Li free of interest for the establishment and operation of Dalian Borui, which has been repaid in full; and

•                  Mr. Li pledged 3,072,085 of our common shares held by him through Kaiki Inc. to HiSoft Dalian to secure the RMB16.6 million loan described above.

In January 2008, Haihui Dalian, HiSoft Dalian and Dalian Borui entered into a cooperation framework agreement in respect of the proposed formation of a new company by Haihui Dalian and Dalian Borui. The new company will be the operating entity of a new software park in Dalian and Haihui Dalian and Dalian Borui hold 0.1% and 99.9% equity interest, respectively, in the new company. Under the agreement, the new company will transfer a piece of land with a space of 50,000 square meters within the software park to HiSoft Dalian at the transfer price of RMB20.0 million ($2.9 million). HiSoft Dalian and Haihui Dalian issued a notice to Dalian Borui in October 2008 to terminate the cooperation framework agreement due to the new company’s failure to obtain the land use right according to the agreed timeline.

In late March 2008, we entered into a supplementary agreement with Mr. Li, Haihui Dalian and HiSoft Dalian to extend the timeline to complete all of the transactions contemplated under the original master agreement and definitive transaction documents.

Employment Agreements

See “Item 6 Directors, Senior Management and Employees —C. Board Practices —Employment Agreements”.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers— Share Options and Other Share Awards Granted to Directors, Executive Officers and Employees.”

C.                                     Interests of Experts and Counsel

Not applicable.

Item 8.  FINANCIAL INFORMATION

A.                                   Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Legal and Administrative Proceedings

As of the date of this annual report on Form 20-F, we are not involved in any litigation or other legal or administrative proceedings that would have a material adverse effect on our business operations.

Dividend Policy

Since our inception, we have not declared or paid any dividends on our common shares. We have no present plan to pay any dividends on our common shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Each of our PRC subsidiaries is also required to set aside a certain amount of its after-tax profits each year, if any, to fund a public welfare fund. Also, each of our PRC subsidiaries which is a Chinese-foreign equity joint venture is required to set aside a certain amount of its after-tax profits each year, if any, to fund an enterprise expansion fund. The specific size of the public welfare fund or enterprise expansion fund is at the discretion of the board of directors of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information. D. Risk Factors—Risks Relating to China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

B.                                     Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

Item 9.  THE OFFER AND LISTING

A.                                   Offering and Listing Details

Market Price Information for our American Depositary Shares

Our ADS, each representing 19 common shares, have been listed on the Nasdaq Global Select Market (for periods from January 3, 2011) or the Nasdaq Global Market (for periods prior to January 3, 2011), since June 30, 2010 under the symbol “HSFT”. For the period from June 30, 2010 to May 3, 2011, the trading price of our ADSs ranged from $9.98 to $34.00. The table below shows, for the periods indicated, the high and low trading prices on the Nasdaq Global Select Market (for periods from January 3, 2011) or the Nasdaq Global Market (for periods prior to January 3, 2011).

	Trading Price
	High	Low
Annual Highs and Lows
2010 (from June 30)	$33.47	$9.98
2011 (through May 3)	$34.00	$17.26

Quarterly Highs and Lows
Third Quarter 2010	$27.15	$9.98
Fourth Quarter 2010	$33.47	$22.84
First Quarter 2011	$34.00	$17.26
Second Quarter 2011 (through May 3)	$21.03	$17.47

Monthly Highs and Lows
November 2010	$30.30	$24.66
December 2010	$33.47	$23.75
January 2011	$31.49	$29.01
February 2011	$34.00	$23.01

	Trading Price
	High	Low
March 2011	$24.50	$17.26
April 2011	$21.03	$17.47
May 2011 (through May 3)	$19.25	$18.46

B.                                     Plan of Distribution

Not applicable.

C.                                     Markets

Our ADS, each representing 19 common shares, have been listed on the Nasdaq Global Select Market (for periods from January 3, 2011) or the Nasdaq Global Market (for periods prior to January 3, 2011), since June 30, 2010 under the symbol “HSFT”.

D.                                    Selling Shareholders

Not applicable.

E.                                      Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

Item 10.  ADDITIONAL INFORMATION

A.                                   Share Capital

Not applicable.

B.                                     Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our sixth amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-170752), as amended, filed with the Commission on November 22, 2010. Our shareholders adopted our sixth amended and restated memorandum and articles of association by unanimous resolution on May 11, 2010.

C.                                     Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information of the Company” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•                  Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•                  Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;

Under the Exchange Rules, the Renminbi is convertible for current account items, including interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises in China, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the SAFE and other relevant government authorities.

E.                                      Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties and that there are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1)                                  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)                                  that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from June 8, 2004.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The New EIT Law and its Implementation Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. That if we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The Implementation Rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income.

It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10.0%.

See “See “Item 3. Key Information. —D. Risk Factors—Risk Factors Relating to China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Material United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences of the ownership of our common shares and ADSs as of the date hereof. Except where noted, this discussion deals only with common shares and ADSs held as capital assets. As used herein, the term “United States Holder” means a beneficial owner of a common share or ADS that is for United States federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•                  a dealer in securities or currencies;

•                  a financial institution;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  a tax-exempt organization;

•                  a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or straddle;

•                  a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                  a person liable for alternative minimum tax;

•                  a person who owns or is deemed to own 10% or more of our voting stock;

•                  a partnership or other pass-through entity for United States federal income tax purposes; or

•                  a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provision of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our common shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or common shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Since our ADSs are listed on the Nasdaq Global Select Market, United States Treasury Department guidance indicates that our ADSs are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. However, since our common shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”.

Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or common shares. See “Item 10. Additional Information—E. Taxation —People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2010, and we do not expect to become one in the future, although there can be no assurance in this regard. Moreover, because the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn.

In general, we will be a PFIC for any taxable year in which:

•                  at least 75% of our gross income is passive income, or

•                  at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as excess distributions. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or common shares,

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•                  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or common shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or common shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on the Nasdaq Global Select Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the common shares are listed on the Nasdaq Global Select Market. Consequently, if you are a holder of common shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A U.S. investor in a PFIC generally can mitigate the consequences of the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or common shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or common shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisor regarding the tax consequences if PRC tax is imposed on gain on a disposition of our common shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                     Statement by Experts

Not applicable.

H.                                    Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC.

This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.                                         Subsidiary Information

Not applicable.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of each of our subsidiaries are maintained in the subsidiary’s respective local currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income under shareholders’ equity. Transaction gains and losses are recognized in our statements of operations under other income (expenses).

The majority of our revenues are generated in Renminbi, Japanese yen and U.S. dollars, while the majority of our costs are denominated in Renminbi. Accordingly, changes in exchange rates, especially relative changes in exchange rates among the Renminbi, Japanese yen and U.S. dollar, may have a material effect on our revenues, costs and expenses, gross margin and net income. Moreover, the relative value of assets and liabilities denominated in different currencies fluctuates along with changes in the exchange rates between those currencies. Considering the amount of our cash and cash equivalents as of December 31, 2010, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $0.8 million to our total cash and cash equivalents and a 1.0% change in exchange rates between the Japanese yen and the U.S. dollars would result in an increase or decrease of $0.03 million to our total cash and cash equivalents.

The Japanese yen and U.S. dollar are freely convertible currencies with floating exchange rates. Historically, the Japanese government has on occasion intervened in the foreign exchange market to affect the Japanese yen exchange rate.

Although the Renminbi is no longer pegged to the U.S. dollar, movements in the Renminbi exchange rate remain tightly controlled by the People’s Bank of China. However, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the medium to long term, and the PRC authorities may allow the Renminbi to fluctuate more freely in the future.

We have in the past entered into a limited number of currency forward contracts, mainly as to Renminbi and Japanese yen to partially hedge our exposure to risks relating to fluctuations in the Renminbi-yen exchange rate, and we periodically review the need to enter into hedging transactions to protect against fluctuations in the Renminbi-yen and Renminbi-U.S. dollar exchange rates. These foreign currency forward contracts typically mature over a period of two to three months. We recorded a loss of $0.3 million, a gain of $0.2 million and a loss of nil on account of currency forward contracts in 2008, 2009 and 2010, respectively. We mark to market these contracts at the end of each reporting period and recognize the change in fair value in earnings immediately. As of December 31, 2010, we held foreign exchange forward contracts with an aggregate notional amount of nil, or approximately nil. As of December 31, 2010, the forward contracts had a fair value of nil.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the rate of increase in the consumer price index in China was 5.9% in 2008. While the consumer price index in China decreased by 0.7% in 2009, the consumer price index in China increased by 3.3% in 2010.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                     Debt Securities

Not Applicable.

B.                                     Warrants and Rights

Not Applicable.

C.                                    Other Securities

Not Applicable.

D.                                    American Depositary Shares

Fee and charges our ADS holders may have to pay

Our depositary is Deutsche Bank Trust Company Americas. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons Depositing or Withdrawing Shares Must Pay:	For:
$0.05 (or less) per ADS	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw common shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes

As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fee and other payments made by the depositary to us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modification to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

In July 2010, we completed our initial public offering, in which we offered and sold an aggregate of 121,600,000 common shares in the form of ADSs, raising US$58.6 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 19,000,000 common shares in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, we sold an aggregate of 16,371,673 common shares in the form of ADSs, raising an additional US$7.9 million in net proceeds, before expenses and  certain of our shareholders sold an aggregate of 4,718,327 common shares in the form of ADSs.

The effective date of our registration statement on Form F-1 (File number: 333-167596) was June 29, 2010. Deutsche Bank Securities Inc., UBS AG, Citigroup Global Markets Inc., Cowen and Company, LLC and Thomas Weisel Partners LLC were the underwriters for the initial public offering of our ADSs.

In December 2010, we completed our follow-on public offering, in which we offered and sold an aggregate of 9,500,000 common shares in the form of ADSs, raising US$12.4 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 99,750,000 common shares in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, certain of our shareholders sold an aggregate of 14,250,000 common shares in the form of ADSs. The effective date of our registration statement on Form F-1 (File number: 333-170752) was December 16, 2010. Deutsche Bank Securities Inc., UBS AG, Citigroup Global Markets Inc., BMO Capital Markets Corp and Oppenheimer & Co. Inc were the underwriters for the follow-on public offering of our ADSs.

As of December 31, 2010, we have not used any of the net proceeds received from our initial public offering and follow-on public offering. We intend to use the net proceeds we received from our initial public offering and follow-on public offering as disclosed in our registration statements on Form F-1 (File numbers 333-167596 and 333-170752).

Item 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Terry McCarthy and Venkatachalam Krishnakumar, who are both independent directors, both qualify as audit committee financial experts as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of the directors, officers, employees and advisors of the Company. Our code of business conduct and ethics is publicly available on our website at http://www.corpasia.net/canpanel/us/listco/HSFT/images/hisoft_Code%20of%20 Business%20Conduct%20and%20Ethics_NADQ_FINAL.pdf. We hereby undertake to provide to any person without charge, a copy of our code of ethics and code of conduct within ten working days after we receive such person’s written request.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2009	2010

Audit fees(1)	196	1,039
Tax fees	29	35
Total	225	1,074

(1)             “Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing 19 common shares, are listed on the Nasdaq Global SelectMarket, or Nasdaq. Under Section 5615 of the Nasdaq Listing Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq.

•                  No formal written charter has been established or board resolutions passed in respect of the nominations process for appointees to our board of directors as required by Rule 5605(e)(2) of the Nasdaq Listing Rules;

•                  Our directors will neither be nominated by a majority of the independent directors in a vote in which only independent directors participate nor by a nominations committee comprised solely of independent directors as required by Rule 5605(e)(1) of the Nasdaq Listing Rules and, instead, will be selected or recommended by the board of directors.

PART III

Item 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the reports of the independent auditors:

Item 19.  EXHIBITS

Exhibit Number	Description of Document
1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-170752), as amended, initially filed with the Securities and Exchange Commission on November 22, 2010).

2.1

Form of Common Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

2.2

Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

2.3

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

2.4

Second Amended and Restated Investor’s Rights Agreement, dated August 17, 2007, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

2.5

Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated August 17, 2007, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

2.6

Third Amended and Restated Investor’s Rights Agreement, dated March 15, 2010, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.1

HiSoft Technology International Limited Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.2

Form of Option Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.5

Third Amended Strategic Cooperation Agreement, dated January 23, 2008, among HiSoft Technology (Dalian) Co., Ltd., Dalian Haihui Sci-Tech Co., Ltd., and the current equity interest holders of Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.6

Third Amended Equity Acquisition Option Agreement, dated January 23, 2008, among HiSoft Technology (Dalian) Co., Ltd., Dalian Haihui Sci-Tech Co., Ltd., and the current equity interest holders of Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.7

Third Amended and Restated Voting Rights Agreement, dated January 23, 2008, among HiSoft Technology (Dalian) Co., Ltd., Dalian Haihui Sci-Tech Co., Ltd., and the current equity interest holders of Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.8

Binding Memorandum of Understanding, dated September 30, 2007, among the Registrant, Yuanming Li, Dalian Haihui Sci-Tech Co., Ltd. and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.9

Advisor Engagement Agreement, dated January 23, 2008, between Yuanming Li and the Registrant (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.10

Share Transfer Agreement, dated January 23, 2008, among Yuanming Li, all other former shareholders of Dalian Haihui Sci-Tech Co., Ltd., and the current shareholders of Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.11

Stock Transfer Agreement, dated January 23, 2008, among Yuanming Li, Dalian Borui Information Technology Co., Ltd., Dalian Haihui Sci-Tech Co., Ltd., HiSoft Technology (Dalian) Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.12

Agreement concerning Change of the Promoter of Dalian Haihui Software Training Center, dated January 23, 2008, among Yuanming Li, Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.13

Land Use Rights Transfer Agreement, dated January 23, 2008, between Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.14

Building Purchase Agreement, dated January 23, 2008, between Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.15

Vehicle Purchase Agreement, dated January 23, 2008, between Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.16

Trademark License Agreement, dated January 23, 2008, between Dalian Haihui Sci-Tech Co., Ltd. and Dalian Haihui Software Training Center (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.17

Two Loan Agreements, dated January 23, 2008, between Yuanming Li and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.18

Deed of Share Charge, dated January 23, 2008, among Yuanming Li, Kaiki Inc. and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.19

Supplementary Agreement, dated March 28, 2008, among Yuanming Li, Dalian Haihui Sci-Tech Co., Ltd., HiSoft Technology (Dalian) Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.20

Dalian Property Lease Contract, dated April 30, 2010, between Finance Bureau of Dalian High-Tech Industrial Zone and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.21

Supplementary Agreement of Dalian Property Lease Contract, dated July 25, 2010, between Finance Bureau of Dalian High-Tech Industrial Zone and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (File No. 333-170752), as amended, initially filed with the Securities and Exchange Commission on November 22, 2010).

8.1*	List of Subsidiaries of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent registered Public Accounting Firm

*                                         Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HiSoft Technology International Limited

	By:	/s/ Tiak Koon Loh
Name: Tiak Koon Loh
Title: Chief Executive Officer

Date: May 4, 2011

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

We have audited the accompanying consolidated balance sheets of HiSoft Technology International Limited and its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity (deficit) and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

May 3, 2011

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

(in U.S. dollars in thousands, except share and per share data, or otherwise noted)

	December 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$54,842	$169,893
Restricted cash	335	359
Accounts receivable, net of allowance for doubtful accounts of $220 and $3,698 as of December 31, 2009, and 2010, respectively	24,473	43,761
Prepaid expenses and other current assets	2,149	4,084
Deferred tax assets - current	66	286
Loan receivable-current	—	2,515

Total current assets	81,865	220,898

Property, plant and equipment, net	7,203	9,772
Intangible assets, net	1,934	4,461
Deferred tax assets - non-current	423	488
Loan receivable	2,243	—
Other assets	382	842
Goodwill	10,192	18,631

TOTAL ASSETS	$104,242	255,092

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND (DEFICIT)/EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to HiSoft Technology International Limited, nil and nil as of December 31, 2009 and 2010, respectively)	$1,211	$2,270
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated variable interest entity without recourse to HiSoft Technology International Limited, $12 and $4 as of December 31, 2009 and 2010, respectively)	20,536	28,116
Government grant (including government grant of the consolidated variable interest entity without recourse to HiSoft Technology International Limited, nil and nil as of December 31, 2009 and 2010, respectively)	316	2,882
Short-term bank borrowings (including short-term bank borrowings of the consolidated variable interest entity without recourse to HiSoft Technology International Limited, nil and nil as of December 31, 2009 and 2010, respectively)	—	40,000
Current portion of long-term bank borrowings (including current portion of long-term Bank borrowings of the consolidated variable interest entity without recourse to HiSoft Technology International Limited, nil and nil as of December 31, 2009 and 2010, respectively)	20	—
Income taxes payable(including income tax payable of the consolidated variable interest entity without recourse to HiSoft Technology Limited, $217 and $225 as of December 31, 2009 and 2010, respectively)	1,712	3,699
Other taxes payable (including other tax payable of the consolidated variable interest entity without recourse to HiSoft Technology International Limited, $1 and $nil as of December 31, 2009 and 2010, respectively)	955	1,552
Deferred tax liability - current	—	13

Total current liabilities	24,750	78,532

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(in U.S. dollars in thousands, except share and per share data, or otherwise noted)

	December 31,
	2009	2010

Deferred tax liability - non-current	256	639
Unrecognized tax benefits - non-current (including non-current unrecognized tax benefits of the consolidated variable interest entity without recourse to HiSoft Technology International Limited, nil and nil as of December 31, 2009 and 2010, respectively)	969	969
Capital lease obligation - long-term portion(including long term capital lease obligation of the consolidated variable interest entity without recourse to HiSoft Technology International Limited, nil and nil as of December 31, 2009 and 2010, respectively)	176	—

TOTAL LIABILITIES	26,151	80,140

Commitments

Series A convertible redeemable preferred shares ($0.0001 par value; 57,000,000 shares authorized; 57,000,000 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively, liquidation value $11,400)	12,581	—
Series A-1 convertible redeemable preferred shares ($0.0001 par value; 36,000,000 shares authorized; 36,000,000 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively, liquidation value $9,000)	9,900	—
Series B convertible redeemable preferred shares ($0.0001 par value; 112,000,000 shares authorized; 112,000,000 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively, liquidation value $42,000)	30,800	—
Series C convertible redeemable preferred shares ($0.0001 par value; 60,000,000 shares authorized; 59,090,910 shares issued and nil outstanding as of December 31, 2009 and 2010, respectively, liquidation value $32,500)	35,750	—
(Deficit)/Equity:
HiSoft Technology International Limited shareholder’s equity:	9	58
Common shares ($0.0001 par value; 607,000,000 shares authorized; 87,672,120 and 579,358,183 shares issued and outstanding as of December 31, 2009 and 2010, respectively)
Subscription receivable	(1)	—
Additional paid-in capital	6,711	176,517
Shares to be issued in connection with business acquisition	471	—
Statutory reserve	2,447	3,778
Accumulated deficit	(26,716)	(15,990)
Accumulated other comprehensive income	6,139	10,589

Total HiSoft Technology International Limited shareholder’s (deficit)/equity	(10,940)	174,952

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND (DEFICIT)/EQUITY	$104,242	$255,092

The accompanying notes are an integral part of these consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Years ended December 31,
	2008	2009	2010

Revenues	$102,372	$93,337	$148,884
Business tax	(1,652)	(1,881)	(2,305)

Net revenues	100,720	91,456	146,579
Cost of revenues (including share-based compensation of $362, $321 and $606 for the years ended December 31, 2008, 2009 and 2010, respectively)	70,295	58,759	92,718

Gross profit	30,425	32,697	53,861

Operating expenses
General and administrative (including share-based compensation of $1,405, $720 and $3,136 for the years ended December 31, 2008, 2009 and 2010)	19,010	18,981	30,509
Selling and marketing (including share-based compensation of $35, $56 and $259 for the years ended December 31, 2008, 2009 and 2010, respectively)	8,345	5,968	9,310
Postponed initial public offering costs	3,782	—	—
Impairment of intangible assets	5,760	—	—
Impairment of Goodwill	4,784	—	—
Change in fair value of contingent consideration	—	—	1,194

Total operating expenses	41,681	24,949	41,013

(Loss)/income from operations	(11,256)	7,748	12,848

Other income (expenses)
Interest expense	(58)	(57)	(44)
Interest income	722	567	1,202
Change in fair value of foreign-currency forward contract	(253)	166	(15)

Total other income	411	676	1,143

Net (loss)/income from continuing operations before income tax (expenses) benefit	(10,845)	8,424	13,991
Income tax (expense) benefit	703	(1,061)	(1,934)

Net (loss)/income from continuing operations	(10,142)	7,363	12,057

Discontinued operations:
Loss in disposal of discontinued operation, net of tax	(569)	—	—

Net loss on discontinued operation	(569)	—	—

Net (loss)/income	(10,711)	7,363	12,057

Net (loss)/income attributable to Hisoft Technology International Limited	(10,711)	7,363	12,057

Net income attributable to Series A,A-1,B and C convertible redeemable preferred shares	—	(5,690)	(3,942)

Net (Loss)/income attributable to holders of common shares of Hisoft Technology International Limited	$(10,711)	$1,673	$8,115

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(in U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Years ended December 31,
	2008	2009	2010

Net (loss)/income per share attributable to Hisoft Technology International Limited shareholders-basic:
Income from continuing operations	$(0.12)	$0.02	$0.03
Loss on discontinued operations	(0.01)	—	—

Net income per common share-basic:	(0.13)	0.02	0.03

Net (loss)/income per share attributable to Hisoft Technology International Limited shareholders-diluted:
Income from continuing operations	$(0.12)	$0.02	$0.02
Loss on discontinued operations	(0.01)	—	—

Net income per common share-diluted:	(0.13)	0.02	0.02

Weighted average shares used in calculating net (loss)/income per ordinary share
Basic	82,279,610	86,148,324	315,964,432

Diluted	82,279,610	388,372,705	507,037,891

The accompanying notes are an integral part of these consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(in U.S. dollars in thousands, except share and per share data, or otherwise noted)

					Shares to be issued			Accumulated
				Additional	in connection			other	Total	Total
	Common shares		Subscription	paid-in	with business	Statutory	Accumulated	comprehensive	shareholders’	comprehensive
	Shares	Amount	receivable	capital	acquisition	reserves	deficit	income	deficit	income (loss)

Balance at January 1, 2008	74,236,567	$7	$(1)	$1,397	$2,240	$569	$(21,490)	$2,669	$(14,609)	$1,282

Issuance of common shares	7,972,091	1	—	2,239	(2,240)	—	—	—	—
Share option exercise	530,625	—	—	129	—	—	—	—	129
Share based compensation	—	—	—	1,802	—	—	—	—	1,802
Vesting of nonvested shares award	2,449,928	1	—	(1)	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	1,195	(1,195)	—	—
Net loss	—	—	—	—	—	—	(10,711)	—	(10,711)	$(10,711)
Foreign currency translation adjustments	—	—	—	—	—	—	—	3,759	3,759	3,759

Balance at December 31, 2008	85,189,211	9	(1)	5,566	—	1,764	(33,396)	6,428	(19,630)	$(6,952)

Shares to be issued in connection with business acquisition	—	—	—	—	471	—	—	—	471
Share option exercise	178,061	—	—	48	—	—	—	—	48
Share based compensation	—	—	—	1,097	—	—	—	—	1,097
Vesting of nonvested shares award	2,304,848	—	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	683	(683)	—	—
Net (loss)/income	—	—	—	—	—	—	7,363	—	7,363	$7,363
Foreign currency translation adjustments	—	—	—	—	—	—	—	(289)	(289)	(289)

Balance at December 31, 2009	87,672,120	9	(1)	6,711	471	2,447	(26,716)	6,139	(10,940)	$7,074

Issuance of common shares in connection of business acquisitions	3,500,000	—	—	1,071	(471)	—	—	—	600
Issuance of common shares upon IPO (net of issuance costs of $10,284)	137,971,673	14	—	62,318	—	—	—	—	62,332
Issuance of common shares upon follow on offering (net of issuance costs of $702)	9,500,000	1	—	12,297	—	—	—	—	12,298
Issuance of common share for share based compensation	28,879,288	3	—	—	—	—	—	—	3
Conversion of preferred shares upon IPO	308,679,232	31	—	89,000	—	—	—	—	89,031
Cash received from share subscription receivables	—	—	1	—	—	—	—	—	1
Shares to be issued in connection with business acquisition	—	—	—	—	—	—	—	—	—
Share option exercise	212,196	—	—	1,119	—	—	—	—	1,119
Share based compensation	—	—	—	4,001	—	—	—	—	4,001
Vesting of nonvested shares award	2,943,674	—	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	1,331	(1,331)	—	—
Net income	—	—	—	—	—	—	12,057	—	12,057	$12,057
Foreign currency translation adjustments	—	—	—	—	—	—	—	4,450	4,450	4,450

Balance at December 31, 2010	579,358,183	$58	—	$176,517	—	$3,778	$(15,990)	$10,589	$174,952	$16,507

The accompanying notes are an integral part of these consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Years ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Net (loss)/income	$(10,711)	$7,363	$12,057
Adjustments to reconcile net (loss)/income to net cash (used in) provided by operating activities:	578	—	3,597
Provision for doubtful accounts
Loss on disposals of property, plant and equipment	1,067	1,422	454
Depreciation	3,598	2,466	2,918
Change in fair value of foreign-currency forward contract	253	(166)	15
Amortization of intangible assets	1,615	76	875
Impairment of intangible assets	5,760	—	—
Impairment of goodwill	4,784	—	—
Write-off of initial public offering expenses	3,782	—	—
Loss on discontinued operations	569	—	—
Interest income	(135)	(119)	(187)
Share-based compensation expenses	1,802	1,097	4,001
Change in fair value of contingent consideration	—	39	1,194
Changes in operating assets and liabilities:
Accounts receivable	300	(2,197)	(18,871)
Accounts due from related parties	109	—	—
Prepaid expenses and other current assets	1,463	(258)	184
Income tax receivables	—	(438)	438
Other assets	(95)	31	(481)
Accounts payable	(734)	728	230
Amounts due to related parties	(599)	(243)	—
Accrued expenses and other payables	(1,041)	2,770	819
Deferred revenue	(1,136)	(3)	(1)
Government grant liabilities	(89)	(239)	2,566
Income taxes payable	—	1,087	1,592
Other taxes payable	67	(59)	569
Deferred income taxes	(867)	(307)	(447)
Other long term liabilities	(57)	(2)	—

Net cash provided by operating activities	10,283	13,048	11,522

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,973)	(3,897)	(5,782)
Disposal of discontinued operation	(963)	—	—
Restricted cash	87	—	(8)
Payment for business acquisition (net of cash acquired of nil,$844 and $533 in 2008, 2009 and 2010 respectively)	(1,443)	(629)	(8,541)
Proceeds from sales of short-term investment	208	—	—

Net cash used in investing activities	(4,084)	(4,526)	(14,331)

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(in U.S. dollars in thousands, except share and per share data, or otherwise noted)

	Years ended December 31,
	2008	2009	2010

Cash flows from financing activities:
Proceeds from short-term borrowing	—	—	40,000
Repayment of long-term borrowings	(46)	—	—
Payment of expenses for aborted initial public offering	(804)	(40)
Payment of expenses for initial public offering			(3,816)
Cash received from share subscription receivables	—	—	1
Proceeds from issuance of common share under employee option plan	129	168	538
Proceeds from issuance of common stock upon IPO (net of issuance costs of $8,633)	—	—	66,376
Proceeds from follow on offering (net of issuance costs of $9)			13,078
Payment on capital lease obligations	(46)	(65)	(174)

Net cash (used in) provided by financing activities	(767)	63	116,003

Effect of exchange rate changes	2,220	(624)	1,857

Net increase in cash and cash equivalents	7,652	7,961	115,051
Cash and cash equivalents at beginning of year	39,229	46,881	54,842

Cash and cash equivalents at end of year	$46,881	$54,842	$169,893

Supplemental information of non cash investing and financial activities:
Issuance of common shares for acquisitions	$2,240	$—	$471
Payable for business acquisition	$—	$5,319	$8,444

Supplemental cash flow information:
Interest paid	$15	$15	$11

Income taxes paid	$400	$1,128	$730

The accompanying notes are an integral part of these consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

HiSoft Technology International Limited (“HiSoft International” or the “Company”) was incorporated in the Cayman Islands on May 27, 2004 as the holding company for a group of companies.

Prior to August 2004, the Group operated its business through Dalian Haihui Sci-Tech Co. Ltd. (“Haihui Dalian”), a domestic limited liability company established in November 1996 in the PRC.  On May 27, 2004, the shareholders of HaiHui Dalian (the “Founders”) incorporated HiSoft International in the Cayman Islands with the same identical shareholders.

Through the contractual arrangements below, HiSoft International and its wholly owned subsidiary, Hisoft Dalian, obtained control of HaiHui Dalian and has the right to receive all of the economic benefits of HaiHui Dalian.

Agreement that provide hiSoft Dalian effective control over Haihui Dalian:

•                                          profit distribution and voting rights agreement: under the agreement, shareholders of HaiHui Dalian assigned all of their voting rights and all right to receive any cash distribution of profit or dividend to Hisoft Dalian;

Agreements that transfer economic benefits to Hisoft Dalian

•                                          equity acquisition option agreement: the agreement grants Hisoft Technology (Dalian) Co.Ltd. (“Hisoft Dalian”) the exclusive right to acquire, in whole or in part, the equity interest of HaiHui Dalian at a nominal price or the minimum price permitted under applicable laws;

•                                          strategic cooperation agreement: under the agreement, HaiHui Dalian shall transfer all existing business contracts to Hisoft Dalian; to the extent possible and shall not accept any new contracts without the consent of Hisoft Dalian.  HaiHui appoints Hisoft Dalian as its exclusive provider of technical and business management services and shall pay a service fee to Hisoft Dalian for such services equaling revenues less costs generated by HaiHui Dalian.  Also, Hisoft Dalian is the sole and exclusive owner of all rights, titles and interests to any and all intellectual property rights developed by HaiHui Dalian.

Consequently the Company enjoys substantially all of the rewards of ownership of Haihui Dalian and exercises controls over Haihui Dalian. As a result, hiSoft Dalian is the primary beneficiary of the Haihui Dalian and has consolidated it from inception.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIE. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The Group adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in this financial statements.

As discussed above, the Company had consolidated Haihui Dalian, the VIE, under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities.

Because the Company, through its wholly owned subsidiary, Hisoft Dalian, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE, it continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, will have no accounting impact.

Risks in relation to the VIE structure

The Company believes that HiSoft Dalian’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depends on the profit distribution and voting rights agreement to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this the profit distribution and voting rights agreement is legally enforceable but may not be as effective as direct equity ownership.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•                                          revoke the Group’s business and operating licenses;

•                                          require the Group to discontinue or restrict operations;

•                                          restrict the Group’s right to collect revenues;

•                                          block the Group’s websites;

•                                          require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•                                          impose additional conditions or requirements with which the Group may not be able to comply; or

•                                          take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Hisfot Dalian, or the VIE.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

The following financial statement amounts and balances of the variable interest entity (“VIE”) were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	Year ended December 31,
	2009	2010

Total current assets	$1,467	$2,832
Total non-current assets	2,243	—

Total assets	$3,710	$2,832

Total current liabilities	$(3,589)	$(3,119)
Total non-current liabilities	—	—

Total liabilities	$(3,589)	$(3,119)

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	For the Years Ended December 31,
	2008	2009	2010

Net revenues	$37	$2	$—
Net (loss) income	309	833	(400)
Net cash provided by (used in) operating activities	1,117	(473)	428
Net cash used in investing activities	(963)	—	—
Net cash used in financing activities	—	—	—

There are no consolidated VIE assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Since 2008, the Company has expanded its operations through a series of acquisitions and investments described below.

•                                          In August 2009, the Company acquired a business process support team from AIA Information Technology (Guangzhou) Co. Ltd., a team specialized in providing business support services for the insurance industry.

•                                          In October 2009, the Company acquired the testing business of MG Digital Pte Ltd., a Singapore-based research and development services provider.

•                                          In December 2009, the Company acquired 100% of AllianceSPEC Pte Ltd, a professional IT transaction system testing company based in Singapore.

•                                          In February 2010, the Company acquired a 100% equity interest in Beijing Horizon Information & Technology Co., Ltd, a professional IT testing company based in China.

•                                          In April 2010, the Company acquired a 100% equity interest in Echo Lane Incorporated, a professional consulting service firm based in the U.S., with expertise in cloud computing.

•                                          In July 2010, the Company acquired a 100% equity interest in Insurance systems Laboratory Co., Ltd, a professional IT company based in Japan.

•                                          In October 2010, the Company acquired substantially all of the businesses and assets of Besure Technology Co., Ltd., or Besure, a China based IT services firm specializing in SAP consulting and implementation services.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

HiSoft International, its subsidiaries and its variable interest entity (“VIE”) (collectively the “Group”) provide outsourced technology services primarily in the People’s Republic of China (the “PRC”), Hong Kong, United States of America (“USA”), Singapore, and Japan.  As of December 31, 2010, the Group’s subsidiaries and variable interest entities are as follows:

	Later of date of
	incorporation	Place of	Percentage of
Subsidiaries	/acquisition	incorporation	legal ownership

Haihui SCI-TECH Japan Co. Limited. (“HaiHui Japan”)	August 1, 2002	Japan	100%

DMK International Inc. (“DMK”)	September 4, 2003	USA	100%

Hisoft Dalian	July 27, 2004	PRC	100%

Hisoft Systems Holdings Ltd.	September 26, 2005	British Virgin Islands	100%

Hisoft Holdings Ltd.	September 28, 2005	British Virgin Islands	100%

Hisoft Services (Beijing) Limited (“Hisoft Beijing”)	November 10, 2005	PRC	100%

Hisoft Systems (Shenzhen) Limited. (“Hisoft Shenzhen”)	November 9, 2005	PRC	100%

Hisoft Systems (Hong Kong) Limited. (“Hisoft Hong Kong”)	October 12, 2005	Hong Kong	100%

Envisage	December 31, 2006	USA	100%

Hisoft Technology (Chengdu) Co. Limited. (“Hisoft Chengdu”)	April 4, 2007	PRC	100%

Hisoft Shanghai	December 1, 2007	PRC	100%

Hisoft Singapore Pte Ltd. (“T-est”)	December 1, 2007	Singapore	100%

Wave	December 31, 2007	USA	100%

Wuxi Hisoft Services Ltd.	January 8, 2009	PRC	100%

AllianceSPEC Pte Ltd.	December 1, 2009	Singapore	100%

Wuxi Training Centre	December 25, 2009	PRC	100%

Beijing Horizon Information & Technology Co. Ltd. (“Horizon”)	February 1, 2010	PRC	100%

Echo Lane Incorporated. (“Echo Lane”)	April 1, 2010	USA	100%

Insurance Systems Laboratory Co. Ltd	July 1, 2010	Janpan	100%

Variable interest entity

HaiHui Dalian	November 11, 1996	PRC	Nil

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In June 2010, the Company completed an initial public offering (“IPO”) of 6,400,000 American depositary shares (“ADSs”) representing 121,600,000 of the Company’s common shares.  Immediately prior to the completion of the IPO, all of the Company’s then outstanding preferred shares automatically converted into common shares.

In December 2010, the Company completed an additional public offering and the Company issued 500,000 ADSs, representing 9,500,000 common shares as part of the offering.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group, have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of HiSoft International, all its wholly-owned subsidiaries and the VIE in which the Group is deemed to be the primary beneficiary.  All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, the useful lives and impairment of long-lived assets; valuation allowance for deferred taxes; allowance for doubtful accounts; purchase price allocation relating to business combination; shares-based compensation; as well as goodwill impairment assessment.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use, and have maturities of three months or less when purchased.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for doubtful accounts

Accounts receivables represent those receivables derived in the ordinary course of business.  The Group maintains allowances for doubtful accounts for estimated losses uncollected accounts receivables.  Management considers the following factors when determining the collectability of specific accounts: credibility of the customers, aging of the receivables and other specific circumstances related to the accounts.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.  The Group places its cash and cash equivalents, and restricted cash with financial institutions at high-credit ratings and quality.  The Group conducts credit evaluations of its clients and generally does not require collateral or other security from them.

Details of clients accounting for 10% or more of net revenue were as follows:

	Years ended December 31,
	2009	%	2010	%

Client A	8,793	10	17,258	12
Client B	12,525	14	16,534	11

Details of clients accounting for 10% or more of accounts receivable were as follows:

	Years ended December 31,
	2009	%	2010	%
Client A	3,162	13	4,368	9

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment, net

Property, plant and equipment, net, are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Furniture, fixtures and electronic equipment	3 - 5 years
Transportation equipment	5 years
Leasehold improvement	Shorter of useful life of the asset or the lease term

Acquired intangible assets with finite lives

Acquired intangible assets, other than goodwill, are initially measured and recorded at their fair values.  Customer base, trade name and contract backlog are amortized using the estimated attrition pattern of the acquired intangible and non-compete agreement is amortized using the straight line method over the following estimated economic lives:

Customer base	3 - 6.8 years
Contract backlog	1.3 year
Trade name	5 years

Impairment of long-lived assets with definite lives

Long-lived assets, such as property and equipment and definite-lived intangible assets are stated at cost less accumulated depreciation or amortization.  Depreciation and amortization is computed principally by the straight-line method.

The Group evaluates the recoverability of long-lived assets, including intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable.  The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.  The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.  The Group tests goodwill annually following a two-step process.  The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Revenue recognition

The Group enters into sales contractual arrangements related to its technology outsourcing services.  For each contract, revenues are recognized in accordance with an authoritative pronouncement regarding revenue recognition issued by FASB and when all of the following criteria are met: persuasive evidence of sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

Arrangements for technology outsourcing services are either on a time-and-material or fixed-price basis.

Revenues from time-and-material contracts are recognized as billable services are rendered, assuming all other basic revenue recognition criteria are met.

Revenues from fixed-price contracts are recognized using the proportional performance method as determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion.  Estimated contract costs are obtained from budgets that are reviewed monthly and revised as necessary.  The Group reviews the estimated revenues and estimated costs on each project at the end of each reporting period.  Any revisions to existing estimates are made when required by members of management having the relevant authority.  As part of the review process, management regularly compares and analyzes the actual costs and the estimate of costs to complete the projects to the original estimated costs and the total contract price with revisions to estimates reflected in the period in which changes become known.  To date, the Group has not incurred a material loss on any contracts executed on a fixed-price basis.  However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

For the years ended December 31, 2008, 2009 and 2010, the detail of net revenue breakdown by contract type is as follows:

	Years ended December 31,
	2008	2009	2010

Time-and-material	$85,160	$78,986	$121,110
Fixed-price	15,560	12,470	25,469
Total	$100,720	$91,456	$146,579

Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed in accordance with authoritative pronouncement regarding revenue recognition issued by FASB.

Business tax

The Group’s ‘subsidiaries in the PRC are subject to a 5% business tax and related surcharges on the revenues earned from providing services.  Certain contracts under specific formalities are exempted from business taxes in accordance with the PRC tax laws.  Business tax is recorded as a reduction in revenues when incurred, and the outstanding balance has been recorded in other tax payable.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry.  The Group may receive government subsidies, which relate to government sponsored projects, and are recorded as a liability when received and deducted in reporting the related expenses when performance of the obligations is completed.  The Group reports government subsidies as deduction of the related expenses when received if there is no further performance obligation.  Subsidy income totaled at $287, $611 and $1,553 for the years ended December 31, 2008, 2009 and 2010, respectively, and they are included in general and administrative expenses.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Capital leases

The capital leases are recorded as an asset and an obligation at an amount equal to the present value, at the beginning of lease term, of minimum lease payments during the lease term, or if lower, the fair value of the leased assets.  The assets are amortized over the useful life of the assets.  Lease payments are allocated between a reduction of the obligation and interest expense so as to produce a consistent periodic rate of interest on the remaining balance of the obligation.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.  Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.  Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.  The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Foreign currency translation

The functional and reporting currency of the Group is the United States dollar (“U.S. dollar”).

The financial records of the Group’s subsidiaries located in the PRC, Japan, USA, Hong Kong and Singapore are maintained in their local currencies, the Renminbi (“RMB”), Japanese Yen (“Yen”), U.S. dollars, Hong Kong Dollors (“HK$”) and Singapore Dollars (“SN$”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date.  Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transaction occurred.  Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB, Yen, HK$, and SN$ translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income (loss)

Comprehensive income (loss) includes net loss and foreign currency translation adjustments.  Comprehensive income (loss) is reported in the consolidated statements of changes in equity (deficit) and comprehensive income (loss).

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and bank borrowings.  The carrying values of cash and cash equivalents, restricted cash, accounts receivable, term deposits and accounts payable approximate their fair values due to short-term maturities.

The carrying amounts of bank borrowings approximate their fair values as the bank borrowings bear variable interest rates, which approximate the market interest rate.

Net income per share

Basic net income per common share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

The Group’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis.  Accordingly, the Group applies the two-class method of computing net income per share, for common and preferred shares according to participation rights in undistributed earnings.  Under this method, undistributed net income should be allocated on a pro rata basis to the common and preferred shares to the extent that each class may share income for the period; whereas the undistributed net loss is allocated to common shares because preferred shares are not contractually obligated to share the loss.

The Group had convertible redeemable preferred shares, stock options and potentially issuable common shares whose issuance is contingent upon the satisfaction of certain conditions in connection with business acquisitions, which could potentially dilute basic earnings per share.  To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of stock options is computed using the treasury stock method.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument.  The Group recognizes the compensation costs net of a forfeiture rate using an accelerated attribution method, over the requisite service period of the award, which is generally the vesting period of the award.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A asset or liablity categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

Business combinations are recorded using the purchase method of accounting.  On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoratative literature on business combinations.

From January 1, 2009 the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date.  Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.  Previously, any non-controlling interest was reflected at historical cost.

Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.  For periods prior to January 1, 2009 contingent consideration was not recorded until the contingency was resolved.

Recently issued accounting pronouncements

In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group adopted this guidance on January 1, 2010, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, and the adoption of this pronouncement did not have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services,and (3) payroll currency of the employee.  The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, and therefore should be considered an equity award assuming all other criteria for equity classification are met.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

The pronouncement is for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively.  Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

On July 21, 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010.  Early adoption will not be permitted.  The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations.  The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.  The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable the business combination included in the reported pro forma revenue and earnings.  The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis.  The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption.  Early adoption is permitted.  The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS

(a)                                  AllianceSPEC Pte Ltd

On December 1, 2009, the Group acquired a 100% equity interest in AllianceSPEC Pte Ltd, a professional IT transaction system testing company in Singapore

The purchase price was $5,751, consisting of:

•                                          Deferred cash consideration of $2,700, which was subsequently paid in 2010;

•                                          Share consideration of $471 (1,500,000 Company’s common shares valued at $0.314 per share, at the acquisition date); and

•                                          Contingent consideration valued at $2,580: the Group agreed to pay the shareholders of AllianceSPEC Pte Ltd up to $5,023 based on the actual 2011 performance achieved by AllianceSPEC Pte Ltd.

The value of the common share and the purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm, which was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$4,594
Current liabilities	(3,588)
Non-current assets	123
Total	1,129
Intangible assets acquired:
Contract backlog	248	1 years
Customer base	1,110	5 years
Goodwill	3,502
Deferred tax liability	(238)
Total	4,622
Total consideration	$5,751

The results of operations for the 100% interest of AllianceSPEC were included in the Group’s consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

HISOFT TECHNOLOGY INTEavRNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(a)                                  AllianceSPEC Pte Ltd - continued

The following unaudited pro forma information summarizes the results of operations for the Group, including the acquired business of AllianceSPEC, assuming that the acquisitions occurred as of January 1, 2009.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completion at the beginning of the periods indicated, nor is it indicative of future operating results:

Years ended
December 31, 2009
(Unaudited)

Total revenue	$97,678
Net loss from continuing operations	8,779
Net loss on discontinuing operation	—
Net loss from continuing operations per share
- Basis	$0.02

- Diluted	$0.02

Net loss on discontinued operation per share
- Basis	$—

- Diluted	$—

Net loss per share
- Basis	$0.02

- Diluted	$0.02

The pro forma results of operation give effect to certain adjustments, including amortization of acquired intangible assets with definite live associated with the acquisition.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(b)                                  Horizon

On February 1, 2010, the Group acquired a 100% equity interest in Horizon, a professional IT company based in China.

The purchase price was $1,389, consisting of:

•                                          Cash consideration of $545 paid upon closing;

•                                          Contingent consideration valued at $844: the Group agreed to pay the shareholders of Horizon up to $700 based on the actual 2010 audited gross profit of Horizon and an additional $700 based on the actual 2011 audited gross profit of Horizon.

The purchase price allocation of the transaction was determined by the Group with the assistance of American Appraisal China Limited, an independent valuer, which was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$920
Current liabilities	(1,338)

Total	$(418)

Intangible assets acquired:
Customer base	860	5.9 years
Goodwill	1,076
Deferred tax liability	(129)

Total	$1,807

Total consideration	$1,389

The Group believes that the acquisition will increase the Group’s scale, geographic presence and service offerings as well as expanding its capacities and ultimately become a significant source of the Group’s revenue growth.

The result of operations for the 100% interest of Horizon was included in the Group’s consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(b)                                  Horizon - continued

The following unaudited pro forma information summarizes the results of operations for the Group, including the acquisition of a 100% interest of Horizon assuming that the acquisition occurred as of January 1, 2009 and 2010, respectively.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)

Net revenues	$94,212	$146,579
Net income	6,288	11,604
Net income per share
- Basis	$0.07	$0.04

- Diluted	$0.02	$0.02

The pro forma results of operation give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.

(c)                                  Echo Lane Incorporated (“Echo Lane”)

On April 1, 2010, the Group acquired a 100% equity interest in Echo Lane Incorporated (“Echo Lane”), a professional consulting service firm based in the U.S., with expertise in cloud computing.

The purchase price was $2,711, consisting of:

•                                          Cash consideration of $1,155 paid upon closing;

•                                          Contingent consideration with fair value of $1,556 : the Group agreed to pay the shareholders of Echo lane up to $1,931 based on the actual 2011 audited gross profit of Echo lane

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(c)                                  Echo Lane Incorporated (“Echo Lane”) - continued

The purchase price allocation of the transaction was determined by the Group with the assistance of American Appraisal China Limited, an independent valuer, which was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$829
Current liabilities	(414)

Total	$415

Intangible assets acquired:
Customer base	670	6.8 years
Goodwill	1,854
Deferred tax liability	(228)

Total	$2,296

Total consideration	$2,711

The Group believes that the acquisition will expand the Group’s business in cloud computing and increase the Group’s geographic presence and service offerings in North America.

The result of operations for the 100% interest of Echo Lane was included in the Group’s consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(c)                                  Echo Lane Incorporated (“Echo Lane”) - continued

The following unaudited pro forma information summarizes the results of operations for the Group, including the acquisition of a 100% interest of Echolane assuming that the acquisition occurred as of January 1, 2009 and 2010, respectively.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)

Net revenues	$93,797	$147,152
Net income	7,567	11,878
Net income per share
- Basis	$0.09	$0.04

- Diluted	$0.02	$0.02

The pro forma results of operation give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.

(d)                                  Insurance Systems Laboratory CO. LTD (“ISL”)

On July 1, 2010, the Group acquired a 100% equity interest in Insurance Systems Laboratory Co. Ltd (“ISL”), a professional IT company based in Japan, for a total cash consideration of $2,174, which was paid in full upon closing.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(d)                                  Insurance Systems Laboratory CO. LTD (“ISL”) - continued

The purchase price allocation of the transaction was determined by the Group with the assistance of American Appraisal China Limited, an independent valuer, which was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life
Net tangible assets:
Current assets	$1,068
Current liabilities	(331)

Total	$737

Intangible assets acquired:
Customer base	380	5.5 years
Goodwill	1,217
Deferred tax liability	(160)

Total	$1,437

Total consideration	$2,174

The Group believes that the acquisition will expand the Group’s service offerings in the insurance industry and in Japan.

The result of operations for the 100% interest of ISL was included in the Group’s consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(d)                                  Insurance Systems Laboratory CO. LTD (“ISL”) - continued

The following unaudited pro forma information summarizes the results of operations for the Group, including the acquisition of a 100% interest of ISL assuming that the acquisition occurred as of January 1, 2009 and 2010, respectively.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)

Net revenues	$96,413	$149,292
Net income	7,046	11,623
Net income per share
- Basic	$0.08	$0.04

- Diluted	$0.02	$0.02

The pro forma results of operation give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.

(e)                                  Besure Technology Co., Ltd

On October 1, 2010, the Group acquired 100% business of Besure, a professional IT company based in China.  Total consideration for the acquisition consists of cash in the following three tranches:

The first tranche of $2,500 in cash was paid in November, 2010.

The second tranche of $1,500 in cash, subject to an adjustment based on Besure’s actual performance results in the fourth quarter of year 2010, was paid in March, 2011.

The third tranche is cash consideration of $1,000, subject to an adjustment based on Besure’s actual performance results in fiscal year 2011, and will be paid no later than March 31, 2012.

The purchase price allocation of the transaction was determined by the Group with the assistance of American Appraisal China Limited, an independent valuer, which was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(e)                                  Besure Technology Co., Ltd - continued

		Estimated
		useful life

Net tangible assets	$—
Intangible assets acquired:
Customer base	460	3.25 years
Trade Name	810	5.0 years
Goodwill	3,463
Deferred tax liability	—

Total	$4,733

Total consideration	$4,733

The Group believes that the acquisition will increase the Group’s scale and service offerings as well as expanding its capacities and ultimately become a significant source of the Group’s revenue growth.

The result of operations for the 100% interest of Besure was included in the Group’s consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations for the Group, including the acquisition of a 100% interest of these businesses assuming that the acquisition occurred as of January 1, 2009 and 2010, respectively.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)

Net revenues	$97,748	$151,619
Net income	7,068	13,533
Net income per share
- Basis	$0.08	$0.04

- Diluted	$0.02	$0.03

The pro forma results of operation give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

4.                            RESTRICTED CASH

The balance of restricted cash of $335 and  $359 as of December 31, 2009 and 2010, respectively, consisted of the following: 1) $117 and $141  as of December 31, 2009 and 2010, respectively, relating to margin deposit of forward foreign currency exchange transactions are considered restricted; 2) nil and $18 as of December 31, 2009 and 2010, respectively, were deposit of Letter of Guarantee for a project, and 3)  $218 and $200 as of December 31, 2009 and 2010, respectively, were used to secure bank letter of guarantee for facility rentals in Singapore.

5.                                      ACCOUNTS RECEIVABLE

Accounts receivable, net consists of:

	December 31,
	2009	2010

Billed receivable	$17,438	$35,845
Unbilled receivable	7,255	11,614
	24,693	47,459
Less: Allowance for doubtful accounts	(220)	(3,698)
	$24,473	$43,761

Revenue in excess of billings is recorded as unbilled receivables and included in accounts receivable.  These amounts become billable according to the contract terms.  The Group anticipates that substantially all of such unbilled amounts will be generally billed within three months of the balance sheet date.

Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2008	2009	2010

Beginning balance	$1,132	$339	$220
Provision for doubtful accounts charged to general and administrative expenses	578	—	3,597
Written-off	(1,406)	(119)	(126)
Foreign currency translation adjustments	35	—	7

Balances at the end of the year	$339	$220	$3,698

In last quarter of 2010, the Group provided a bad debt provision of $3,500 for year 2010 for a specific Japan-based client due to credit risk and liquidity issue associated with this client.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2009	2010

Deposits	$624	$276
Advances to employees	288	579
Advances to suppliers	156	966
Prepaid rent and other prepaid expenses	862	675
Receivable from employees for exercise of options	—	1,053
Other current assets	219	535

Total	$2,149	$4,084

7.                                      PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2009	2010

Furniture, fixtures and electronic equipment	$8,549	$11,809
Transportation equipment	362	24
Leasehold improvements	3,198	4,918
	12,109	16,751
Less: Accumulated depreciation and amortization	4,906	6,979
	$7,203	$9,772

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were $3,598, $2,466 and $2,918, respectively.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

8.                                      GOODWILL

Changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2009 and 2010, consisted of the following:

	December 31,
Goodwill	2009	2010

Balance, beginning of the year	$5,946	$10,192
Goodwill acquired in acquisition of businesses	4,320	7,610
Foreign exchange difference due to translation	(74)	829

Balance, end of the year	$10,192	18,631

Gross amount of goodwill	14,976	23,415
Accumulated goodwill impairment loss	(4,784)	(4,784)
	$10,192	18,631

After conducting the two-step approach of goodwill impairment test, goodwill arising from acquisition of T-est, Wave, and Envisage totaling $4,784 was written off in 2008 following a fall in long-term cash flow forecasts resulting from economic downturn.  No goodwill impairment loss was recognized in 2009 and 2010.

9.                                      INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2009 and December 31, 2010 were as follows:

	Contract	Customer	Trade
	backlog	base	name	Total

Balance as of January 1, 2009	$—	$—	$—	$—
Acquisition	$248	$1,780	—	$2,028
Amortization	(16)	(60)	—	(76)
Foreign exchange difference due to translation	(3)	(15)	—	(18)

Net intangible assets as of December 31, 2009	$229	$1,705	$—	$1,934

Acquisition	—	2,370	810	3,180
Amortization	(188)	(646)	(41)	(875)
Foreign exchange difference due to translation	8	201	13	222

Net intangible assets as of December 31, 2010	$49	$3,630	$782	$4,461

The Group expects to record an amortization expense of $1,030, $970, $947, $777 and $538 for the year 2011, 2012, 2013, 2014 and 2015 and thereafter, respectively.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

10.                               ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2009	2010

Employee payroll and welfare payables	6,590	9,962
Contingent acquisition consideration	2,619	8,444
Accrued professional fee	541	2,541
Subcontract fee	669	1,795
Advance from customers	3,073	1,742
Accrued rental expenses	2,581	85
Deferred acquisition consideration	2,700	—
Other payable	1,763	3,547

Total	$20,536	$28,116

The deferred acquisition consideration and contingent consideration as of December 31, 2009 represented payable for the acquisition of AllianceSPEC Pte Ltd.

The estimated fair value of contingent acquisition consideration as of December 31, 2010 represnts payable in relation to the acquisition of AllianceSPEC Pte Ltd of $3,223, Horizon of $1,244, Echo Lane of $1,685 and Besure of $2,292.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

11.                               BANK BORROWINGS

	December 31,
	2009	2010

Short - term loan	—	$40,000

In December 2010, the Group entered into a loan agreement with Deutsche Bank AG.  The bank loan bears a fixed interest rate of 2% per annum.  The loan was repaid in January 2011.

Long - term loan:
Secured loan from the Development Bank of Singapore Limited	$20	—
Less: current portion	(20)	—

	$—	$—

For the acquisition of T-est, the Group assumed the bank loan of $139 (SGD200,000) from Development Bank of Singapore Limited in June 2007, which bears a variable interest of  2% per annum above the prevailing bank’s prime rate or such rate(s) as may be determined by the bank from time to time.  The balance was repaid in May 2010.

12.                               ABORTED IPO EXPENSES

The Group began its preparation of its initial public offering in 2007.  It was postponed in 2008 due to changes in market conditions.  As a result, the related initial public offering costs of $3,782, prior to the recommencement of IPO process in late 2009, were written off as expenses in 2008.

13.                               FAIR VALUE

The following section describes the valuation methodologies the Group uses to measure financial assets and liabilities at fair value.

(a)                                 Assets and liabilities measured at fair value on a recurring basis

The Group purchased foreign-currency forward contracts to protect against the adverse effect that exchange rate fluctuation may have on foreign currency denominated sales activities, mainly in Japanese Yen.

Foreign currency forward contracts are marked to market based on the prevailing forward exchange rate quoted by the contracted bank (Level 1 inputs).  Assets and liabilities resulted from foreign currency forward contracts are recorded at its fair value.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.                               FAIR VALUE - continued

(a)                                 Assets and liabilities measured at fair value on a recurring basis - continued

As of December 31, 2009 and 2010, the fair value of foreign-currency forward exchange contracts, which amounted to $16 and nil, respectively is recorded in other current liabilities.  During years of 2008, 2009 and 2010, gains and losses on the foreign currency forward exchange contracts are recognized in the consolidated statement of operations.

Details of the outstanding foreign currency forward contract as of December 31, 2009 and 2010 was as follows:

	Years ended December 31
	2009	2010

Settlement currency
Notional amount (Japanese Yen)	40,000,000	—
U.S. dollar equivalent	444	—

(b)                                 Assets and liabilities measured at fair value on a nonrecurring basis

The Group re-measured certain intangible assets at their value on a nonrecurring basis as results of the impairment loss recognized in 2008. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the discounted future cash flow.

(c)                                  Contingent consideration for business acquisition measured at fair value on a recurring basis

The contingent consideration in connection with the acquisition of AllianceSPEC Pte Ltd., Horizon, Echo Lane and Besure are determined at fair value based on, among other factors, forecasted financial performance of the acquired business, and discount rate (level 3 inputs).

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

The following table summarizes the Group’s contingent consideration measured at fair value on recurring basis during the year ended December 31, 2010:

	Fair value measurement at reporting date using
		Quoted prices in	Significant	Significant
		active market for	other	unobservable
		identical liabilities	observable	inputs
	Total	(Level 1)	(Level 2)	(Level 3)

contingent consideration as of January 1, 2010	$2,619	—	—	$2,619
Contingent consideration to new acquisitions	4,631	—	—	4,631
Change in Fair Value	1,194	—	—	1,194

Contingent consideration as of December 31,, 2010	$8,444	—	—	$8,444

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                               INCOME TAXES

The current and deferred components of income tax expense (benefit) are as follows:

	December 31,
	2008	2009	2010

Current
- PRC & Hong Kong income tax expense	464	$1,692	$1,725
- Japan income tax expense	128	50	136
- U.S. income tax expenses	—	—	102
- Singapore income tax expenses	8	107	374

Deferred
- PRC & Hong Kong income tax expense	(287)	(100)	34
- Japan income tax expense	15	(222)	266
- U.S. income tax expenses	(872)	(420)	(646)
- Singapore income tax expenses	(159)	(46)	(57)

Income tax expense (benefit)	$(703)	$1,061	$1,934

Cayman Islands

Hisoft International was incorporated in the Cayman Islands and is not subject to taxation in its country of incorporation.

British Virgin Islands

Hisoft Holdings Ltd. and Hisoft Systems Holdings Ltd. were incorporated in the BVI and are not subject to taxation in their country of incorporation.

Hong Kong

Hisoft Hong Kong was established in Hong Kong in October 2005.  In 2007, it was subject to Hong Kong profit tax at 17.5%.  Beginning 2008, the Hong Kong profit tax rate has been changed to 16.5%.

Japan

Haihui Japan and ISL were established in Japan and are subject to Japanese income taxes at 42%.

Singapore

T-est and AllianceSPEC Pte Ltd. are subject to Singapore income taxes at 18%.  In 2009, the applicable income tax rate has been changed to17%.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

United States

DMK, Envisage Wave and Echo Lane were established in the United States and are subject to the US federal income taxes at gradual rates from 15% to 39% and state income taxes of 6%, 8.84%, 1% and 8.84%, respectively.

PRC

The Group’s PRC entities are subject to PRC Enterprise Income Tax (EIT) on the taxable income in accordance with the relevant PRC income tax laws.

Prior to January 1, 2008, Hisoft Beijing, which qualified as a “high and new technology enterprise” (“HNTE”) under EIT, was entitled to a preferential tax rate of 15% with three-year exemption followed by a reduced rate of 7.5% for the subsequent three years.

Prior to January 1, 2008, Hisoft Dalian, which also qualified as a HNTE under EIT, was entitled to a preferential tax rate of 15% with two-year exemption followed by a reduced rate of 7.5% for the subsequent three years.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (“the New EIT Law”) which became effective on January 1, 2008.  The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises except for certain entities that enjoy preferential tax rates, which are lower than the statutory rates, as described below.

Under the New EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“the new HNTE”) is entitled to a tax rate of 15%.  Hisoft Chengdu, Hisoft Dalian and Hisoft Beijing obtained the new HNTE status in 2008.

Based on the transition rules of the New EIT Law, Hisoft Shenzhen continues to enjoy preferential tax rates from 2008 through 2011 due to the preferential tax qualification obtained prior to January 1, 2008.

On November 5, 2010, the Ministry of Finance, the Ministry of Commerce and the State Administration of Taxation jointly issued the Notice on the Relevant EIT Polices on Advanced Technology Service Enterprises, or Notice 65, with retroactive effect from July 1, 2010. Under Notice 65, an enterprise which qualifies as a “advanced technology service enterprise” is entitled to a tax rate of 15% from July 1, 2010 to December 31, 2013.  Hisoft Shenzhen obtained the Advanced Technology Service Enterprise status in 2010.

The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries	0%	7.5%	12.5%	15%	18%	20%	22%	24%

Hisoft (Dalian) (1)	—	—	2008-2009	2010-2013	—	—	—	—
Hisoft Shenzhen(3).	—	—	—	2010-2013	2008	2009	—	—
Hisoft Chengdu (1)	—	—	—	2008-2013	—	—	—	—
Hisoft Beijing(1)	2008	2009-2010	—	2011-2013	—	—	—	—
Beijing Horizon (1)	—	—	—	2010-2013	—	—	—	—
Hisoft Wuxi (2)	2010-2011	—	2012-2014	—	—	—	—	—

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

(1)                                  The new HNTE status obtained by Hisoft Dalian, Hisoft Chengdu, Hisoft Beijing and Beijing Horizon in 2008 under the New EIT Law is valid for three years and qualifying entities can then apply to renew for an additional three years provided their business operations continue to qualify for the new HNTE status.  The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

Accordingly, in calculating deferred tax assets and liabilities, the Group assumed its qualifying entities will continue to renew the new HNTE status at the conclusion of the initial three-year period.  If the Group’s qualifying entities failed to obtain such renewals, then the income tax expenses would increase by $1,888 in 2010, which would be an decrease to the net income.

(2)                                  Hisoft Wuxi was certified as software enterprise in 2010.  Starting from 2010, Hisoft Wuxi is entitled to a two-year tax exemption followed by a three-year of 50% deduction in the statutory rate of 25%.

(3)                                  Hisoft Shenzhen obtained “Advance Technology Service Enterprise” in 2010 under Circular 65 to enjoy the 15% preferential tax treatment. This status is valid from 2010 to 2013 to Hisoft Shenzhen.

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2008	2009	2010
Deferred tax assets - current:
Provision for doubtful accounts	$450	$421	$1,667
Accrued expenses	77	54	273
Less: Valuation allowance	(412)	(409)	(1,667)
Net deferred tax assets, net	115	66	273
Deferred tax assets - non current:
Net operating losses	996	1,830	2,913
Depreciation	61	53	80
Total deferred taxes assets - non current	1,057	1,883	2,993
Less: Valuation allowance	(993)	(1,460)	(2,505)
Net deferred tax assets, net	64	423	488
Current deferred tax liabilities:
Non-current deferred tax liabilities:
Intangible assets	—	(225)	(614)
Depreciation	(40)	(31)	(25)
Net non-current deferred tax assets, net	$(40)	$(256)	$(639)

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

The Group operates through multiple subsidiaries and VIE and the valuation allowance is considered on each individual subsidiary and VIE basis. The subsidiaries and VIE registered in the PRC have total net operating loss carry forwards of $2,575 as of December 31, 2010 which will expire on various dates between December 31, 2011 and December 31, 2015. Valuation allowances have been established because the Group believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant.

Reconciliation between the provision for income taxes expense (benefit) computed by applying the PRC tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2008	2009	2010
Tax expenses at statutory tax rate in PRC	$(2,711)	$2,107	$3,498
Permanent differences	2,608	379	346
Different tax jurisdictions	1,022	(155)	(270)
Tax holiday in PRC	(1,753)	(1,421)	(4,853)
Increase (decrease) in valuation allowance	(148)	462	2,303
Other	279	(311)	910
Effective income tax expense (benefit)	$(703)	$1,061	$1,934

If the tax holidays granted to Hisoft Beijing, Hisoft Chengdu, Hisoft Dalian, Hisoft Shenzhen, Hisoft Wuxi and Horizon were not available, provisions for income taxes and net income per share would have been as follows:

	Years ended December 31,
	2008	2009	2010
Provision for income taxes	1,050	2,482	6,787
Net income per share - basic Ordinary Share	(0.14)	0.07	0.02
Net income per share - diluted Ordinary share	(0.14)	0.02	0.01
Weighted average shares used in calculating net income per Ordinary share	82,279,610	86,148,324	315,964,432
Diluted - ordinary shares	82,279,610	388,372,705	507,037,891

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

The components of consolidated income (loss) before income tax expense (benefit) as either domestic or foreign are as follows:

	Years ended December 31,
	2008	2009	2010

Income (loss) from continuing operations before income tax expense (benefit)
Domestic (Cayman Islands)	$(5,497)	$(1,202)	$5,273
Foreign (Others)	(5,348)	9,626	8,718
Total	$(10,845)	$8,424	$13,991

As of January 1, 2007, the Group recognized a $969 liability for unrecognized tax benefits which was accounted for as a reduction to the balance of retained earnings.  It recognized $84 interest and penalties as part of its income taxes for the year ended December 31, 2007.  During the years ended December 31, 2008, 2009 and 2010, the Group had no change in its unrecognized tax benefits.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status.  The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC.  The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC.  Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes.  If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax.  In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which the Company’s Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                               INCOME TAXES - continued

PRC - continued

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $13,794, $21,296 and $44,241 at December 31, 2008, 2009 and 2010 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Group is subject to taxation in the U.S. at federal and various states level and also foreign jurisdictions.  There are no ongoing examinations by taxing authorities at this time.  The Group’s various tax years from 2005 to 2010 remain open in various taxing jurisdictions.

15.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A, A-1 preferred shares

On August 19, 2004, the Group issued 40,000,000 shares of Series A convertible redeemable preferred shares (“Series A shares”) and 34,000,000 warrants which are exercisable into Series A or Series A-1 convertible redeemable preferred shares (“Series A-1 shares”) to a group of third party investors for cash proceeds of $8,000, at an issuance price of $0.20 per Series A share.  At the time of issuance, the Group first determined the fair value of warrants as they are financial liabilities and used the residual method to allocate the remaining proceeds to the Series A shares.  Accordingly, the warrants were recorded at $1,109, and preferred shares were recorded at $6,891.

On October 18, 2004, the Group issued 15,000,000 shares of Series A shares and 4,000,000 warrants exercisable into Series A-1 shares to another third party investor for cash proceeds of $3,000, at an issuance price of $0.20 per Series A share.  At the time of issuance, the Group first determined the fair value of warrants as they are financial liabilities and used the residual method to allocate the remaining proceeds to the Series A shares.  Accordingly, the warrants were recorded at $111 and preferred shares were recorded at $2,889.

On August 2, 2007, 2,000,000 warrants were exercised, and the Group issued 2,000,000 shares of Series A shares, and received cash proceeds of $100.  On August 2 and August 17, 36,000,000 warrants were exercised, and the Group issued 36,000,000 Series A-1 preferred shares and received cash proceeds of $9,000.

The holders of preferred shares may redeem up to all of their shares at any time commencing after December 31, 2010 at a redemption price equal to 110% of the applicable original issuance price per share plus all declared but unpaid dividends.  Deemed dividend of $385 was recorded for the additional Series A-1 preferred shares issued in connection with the warrants exercised in 2007.

In June 2010, all series A, A-1 shares were automatically converted into 101,091,000 ordinary shares upon the IPO of the Company.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Series B preferred shares

On June 30, 2006, the Group issued 44,800,000 shares of Series B convertible redeemable preferred shares (“Series B shares”) to a group of third party investors for cash proceeds of $11,200, at an issuance price of $0.25 per Series B share.  The same group of investors also committed to subscribe 67,200,000 shares of series B shares on December 30, 2006, of which the capital related cash proceeds were received and shares issued in April 2007.

The holders of preferred shares may redeem up to all of their shares at any time commencing after December 31, 2010 at a redemption price equal to 110% of the applicable original issuance price per share plus all declared but unpaid dividends.  Deemed dividend of $1,865 was recorded for the 67,200,000 shares of Series B preferred shares issued in 2007 in connection with the redemption premium of the preferred shares.

In June 2010, all series B shares were automatically converted into 112,000,000 ordinary shares upon the IPO of the Company.

Series C preferred shares

On August 17, 2007, the Group issued 59,090,910 shares of Series C convertible redeemable preferred shares (“Series C preferred shares”) to a group of third party investors for net cash proceeds of $32,500, at an issuance price of $0.55 per Series C preferred share.

The holders of preferred shares may redeem up to all of their shares at any time commencing after December 31, 2010 at a redemption price equal to 110% of the applicable original issuance price per share plus all declared but unpaid dividends.  Deemed dividend of $3,512 was recorded for the 59,090,910 shares of Series C preferred shares issued in 2007 in connection with the redemption premium of the preferred shares.

In June 2010, all Series C shares were automatically converted into 95,588,232 common shares upon the IPO of the Company.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.                               SHARES TO BE ISSUED

Shares to be issued in connection with acquisitions were summarized in the table below:

	Acquisition	Subsequent date	Unissued
Shares to be issued	date	of issuance	shares balance
Acquisition of 49% equity interest in Beijing Tianhia Hongye International Software Limited (“Tianhai”)	12/31/2006	6/7/2007	$1,279
Acquisition of 100% equity interest in Envisage Solutions Inc. (“Envisage”)	12/31/2006	1/18/2007	$463
Total shares to be issued as of December 31, 2006			$1,742
Acquisition of 100% equity interest in Wave The second	12/31/2007	1/14/2008	$1,117
payment for the purchase of 49% equity interest in Tianhai	12/31/2007	2/22/2008	$1,123
Total shares to be issued as of December 31, 2007			$2,240
Acquisition of AllianceSPEC Pte Ltd.	12/1/ 2009	2/26/2010	$471
Total shares to be issued as of December 31, 2009			$471

17.                               COMMON SHARES

In 2004, the Group issued 64,750,000 common shares at par value of $0.0001 per share to the Founders of the Group in connection with the establishment of HiSoft International, and the proceed of subscription receivable at $1 was received in 2010.

In connection with the acquisition of the remaining equity interest in Hisoft Holding BVI, the Group issued 15,552,000 common shares with a fair value of $0.13 per share to Tian Hai BVI in June 2007.  A further 3,995,727 common shares with a fair value of $0.281 was issued to Tian Hai BVI in February 2008 as part of the earn-out payment for the acquisition.

In June 2010, the Company completed its IPO of American Depositary Shares (“ADS”) and listed the ADS on the Nasdaq Global Market.  Each ADS represents 19 ordinary share of the Company.  The Company offered 6,400,000 ADSs, representing 121,600,000 common shares.  Total net proceeds received was $62,332, net of offering costs of $10,284.  In addition, all Series A, A-1, B, and C convertible redeemable preferred shares were automatically converted into 308,679,232 common shares upon the IPO.

In December 2010, the Company completed an follow on  public offering and the Company issued 500,000 ADSs, representing 9,500,000 common shares. Total net proceeds received was $12,298, net of offering costs of $702.

During the year of 2008, 2009 and 2010, 2,980,553, 2,482,909 and 3,155,870 common shares were issued respectively in connection with the exercise of options and vesting of unvested shares previously granted under the Share Incentive Plan.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN

On January 1, 2005, the Group’s board of directors approved the HiSoft Technology International Limited Share Incentive Plan (“Share Incentive Plan”).  The maximum number of common shares that may be delivered granted under this plan will not exceed 10,250,000 shares and 6,443,000 common shares have been granted to employees under the Share Incentive Plan in 2005.  In 2006, the Group’s board of directors approved an additional 42,400,000 shares for grants under the Share Incentive Plan.  In 2007, the Group’s board of directors approved an additional 15,500,000 shares for grant.  In 2008, the Group’s board of directors approved an additional 4,047,949 shares for grant.  In 2009, the Group’s board of directors approved an additional 10,000,000 shares for grant.  In March 2010, the Group’s board of directors approved 10,000,000 shares pursuit to a special option plan.

No options shall be exercisable after ten years from the date of grant.  The options will vest first 1/2, 1/3 or 1/4 on a date specified in the option award agreement, which is usually a date approximately one year from the date of grant, and thereafter, 1/24, 1/36 or 1/48 respectively on each of the monthly anniversaries or 1/8, 1/12 or 1/16 respectively on each of the quarterly anniversaries from the first vesting date.

Termination of option

If the grantee ceases to be employed by or ceases to provide services to the Group, (a) the grantee will have until the date that is 30 days for termination with cause, 60 days for termination without cause, 6 months for death or disability after his or her severance date to exercise the options (or portion thereof) to the extent they were vested on the severance date; (b) the options, to the extent not vested on the severance date, shall terminate on the severance date; (c) the options, to the extent exercisable for the 30 days for termination with cause, 60 days for termination without cause, 6 months for death or disability period following the severance date and not exercised during such period, shall terminate at the close of the business on the last day of the 30-day period.

Option exercise

The option shall be exercisable by the delivery of a written notice to the secretary of the Group, in the form approved by the Group, stating the number of common shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Group.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.          SHARE-BASED COMPENSATION PLAN - continued

Option exercise - continued

Changes in share options outstanding were as follows:

			Weighted	Weighted average
		Weighted	average	intrinsic value
	Number of	average	grant-date	per option at
	share options	exercise price	fair value	the grant dates
Share options outstanding as at January 1, 2008	53,676,960	$0.30
Granted	5,748,000	$0.50	$0.08	—
Exercised	(530,625)	$0.24
Cancelled	(7,002,270)	$0.39
Share options outstanding as at December 31, 2008	51,892,065	$0.31
Granted	6,134,500	$0.30	$0.14	—
Exercised	(178,061)	$0.27
Cancelled	(3,718,312)	$0.40
Share options outstanding as at December 31, 2009	54,130,192	$0.30
Granted	15,841,000	$0.40	$0.22	—
Exercised	(4,210,936)	$0.27
Cancelled	(2,870,835)	$0.40
Share options outstanding as at December 31, 2010	62,889,421	$0.32

The options vest ratably over one to four year period, which is generally the service period and exercisable over a period of ten years from the date of grant.

Information with respect to options outstanding under the Share Incentive Plan at December 31, 2010 is as follows:

	Options outstanding				Options exercisable
		Weighted
		average	Weighted			Weighted
		remaining	average	Aggregate		average	Aggregate
	Number	contractual life	exercise	intrinsic	Number	exercise	intrinsic
Exercise price	outstanding	in years	price	value	exercisable	price	value

$0.10	3,083,147	4.33	0.10	4,592,266	3,083,147	0.10	4,592,266
$0.25	29,774,848	5.26	0.25	39,882,625	29,769,847	0.25	39,875,927
$0.30	8,636,872	8.81	0.30	11,137,019	3,030,997	0.30	3,908,391
$0.40	10,365,000	9.25	0.40	12,328,895	—	0.40	—
$0.50	10,018,554	6.98	0.50	10,914,951	8,015,198	0.50	8,732,348
$0.56	273,000	9.50	0.56	281,046	—	0.56	—
$0.61	58,000	9.58	0.61	56,809	—	0.61	—
$0.80	650,000	9.42	0.80	513,158	—	0.80	—
$1.38	30,000	9.75	1.38	6,284	—	1.38	—
	62,889,421		0.32	79,713,053	43,899,189	0.29	57,108,932

In 2008, 2009 and 2010, 530,625, 178,061 and 4,210,936 options were exercised.  Total intrinsic value of options exercised in each of those years was $16,922, $5,752 and $5,367,619 in 2008, 2009 and 2010, respectively.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

Option exercise - continued

A summary of the status of the Group’s nonvested share options as of December 31, 2008, 2009 and 2010 and changes during the years ended December 31, 2008, 2009 and 2010, is presented as below:

		Weighted-average	Weighted-average
		grant-date	exercise-price
Nonvested Shares Options	Share options	fair value	per share

Nonvested at January 1, 2008	36,412,833	$0.06	$0.33
Granted	5,748,000	0.08	0.50
Vested	(14,842,036)	0.06	0.29
Forfeited	(7,002,270)	0.07	0.39

Nonvested at December 31, 2008	20,316,527	0.07	0.39
Granted	6,134,500	0.14	0.30
Vested	(9,407,963)	0.07	0.36
Forfeited	(3,718,312)	0.07	0.40

Nonvested at December 31, 2009	13,324,752	0.10	0.36
Granted	15,841,000	0.22	0.40
Vested	(7,304,687)	0.11	0.34
Forfeited	(2,870,835)	0.19	0.40

Nonvested at December 31, 2010	18,990,230	$0.18	$0.40

Vested and expect to vest at December 31, 2010	67,076,914		$0.32

The Group recognizes compensation cost on the options using an accelerated attrition method.  Total compensation cost for share-based compensation plan recognized including cost for nonvested shares was $1,802, $1,097 and $4,001 in 2008, 2009 and 2010, respectively.  No tax benefit related thereto has been recognized by the Group.

The fair value of each option granted was estimated on the date of grant by the Group with the assistance of an American Appraisal China Limited, an independent valuer, and was determined using the Black-Scholes options-pricing model with the following weighted average assumptions for the years ended December 31, 2008, 2009 and 2010 respectively:

	2008	2009	2010
Risk free interest	3.90%-4.55%	3.04%-3.89%	1.90%-3.04%
Expected dividend yield	—	—	—
Expected life	5.7-6.1 years	6.0-6.9 years	5.5-6.1 years
Expected volatility	43.0%-44.0%	48%-49%	47%-55%
Exercise price	$0.50	$0.30-0.50	$0.30-1.38
Fair value of the underlying common shares (up until the IPO)	$0.24-0.28	$0.25-0.31	$0.19-0.73

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

Option exercise - continued

(1)                               Volatility

The volatility of the underlying common shares during the life of the options was estimated based on average historical volatility of comparable companies for the period before the valuation date with lengths equal to the expected terms of the options.  The companies selected for reference were Lionbridge Technologies Inc., Cognizant Technology Solutions Corporation, Infosys Technologies Limited., Wipro Limited., Satyam Computer Services Limited., Tata Consultancy Services., and SinoCom Software Group Limited.

(2)                               Risk-free interest rate

Risk free interest rate is estimated based on the yield to maturity of China international government bonds with maturity term close to expected term of the Options.

(3)                               Expected term

As the Group did not have historical share option exercise experience, it estimated the expected term base on a consideration of factors including contractual term, vesting period and empirical study on exercise behavior of employs share option.

(4)                               Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)                               Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(6)                               Fair value of underlying ordinary shares

Up until the IPO, the estimated fair value of the common shares underlying the options as of the respective grant dates was determined based on a retrospective valuation.  When estimating the fair value of the common shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Group, while taking into account standard valuation methods and the achievement of certain events.  The fair value of the common shares in connection with the option grants on each grant date was determined with the assistance of American Appraisal China Limited, an independent valuer.

There was $1,739 of total unrecognized compensation expense related to non-vested share options granted as of December 31, 2010.  The expense is expected to be recognized over a weighted-average period of 1.077 years according to the graded vesting schedule.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

Nonvested shares

The Group granted nonvested shares to its executives and senior management.  The fair value of the nonvested shares was calculated by the Group with the assistance of American Appraisal China Limited, an independent valuer.

Similar to the options, the nonvested shares will vest first 1/2, 1/3 or 1/4 on a date specified in the share award agreement, which is usually a date approximately one year from the date of grant, and thereafter, 1/24, 1/36 or 1/48 respectively on each of the monthly anniversaries or 1/8, 1/12 or 1/16 respectively on each of the quarterly anniversaries from the first vesting date.

		Weighted
	Number of	average
	restricted	grant date	Intrinsic
	share units	fair value	value

Nonvested share unvested on January 1, 2008	5,521,038	$0.270	$1,490,128
Granted	—	—	—
Vested	(2,449,928)	0.270	(661,236)
Forfeited	—	—	—

Nonvested share unvested on December 31, 2008	3,071,110	$0.270	$828,892
Granted	4,040,000	0.279	1,129,010
Vested	(2,304,848)	0.270	(622,078)
Forfeited	(300,000)	0.257	(77,100)

Nonvested share unvested on December 31, 2009	4,506,262	$0.279	$1,258,724
Granted	6,234,141	0.563	3,509,610
Vested	(2,943,674)	0.360	(1,058,818)
Forfeited	(3,090,000)	0.292	(902,750)

Nonvested share unvested on December 31, 2010	4,706,729	$0.596	$2,806,766

Nonvested share vested and expect to vest as of December 31, 2010	19,105,179	.

Compensation cost recognized in relation to nonvested shares was $890, $659, and $1,919 in 2008, 2009, and 2010 respectively.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.                               CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  The accrued employee benefits were $854, $1,215 and $1,887as of December 31, 2008, 2009 and 2010, respectively.

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and the VIE in the PRC are required to maintain non-distributable statutory surplus reserve or reserve fund for foreign owned enterprises.  Appropriations to the a statutory surplus reserve or reserve fund are required to be made at least 10% of annual profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP.  Once appropriated, these amounts are not available for future distribution to owners or shareholders.  Once the general reserve or the reserve fund is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves.  The statutory reserve or reserve fund may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries.  For the years ended December 31, 2009 and 2010, the Group made appropriations of $656 and $1,304 to the statutory surplus reserve fund, respectively, $24 and $13 to the statutory public welfare fund, respectively, and $3 and $14 to the enterprise expansion fund, respectively.  As a result of these PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group.   As of December 31, 2009 and 2010, such restricted net assets were $35,764 and $ 94,867, respectively. As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I, which begins on page F-65.

20.                               NET (LOSS)/INCOME PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted net loss per share computations:

	For the year ended December 31,
	2008	2009	2010

Net (loss) income attributable to Hisoft Technology International Limited shareholders
Net (loss) income on continuing operations	$(10,142)	$7,363	$12,057
Net (loss) income on discontinued operations, net of tax	(569)	—	—

Net income attributable to Hisoft Technology International Limited shareholders	(10,711)	7,363	12,057

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per ordinary share - basic (i):
Net (loss) income from continuing operations	(10,142)	1,673	8,115
Net (loss) income on discontinued operations, net of tax	(569)	—	—

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per ordinary share - basic (i):	(10,711)	1,673	8,115

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per Series A preferred share - basic (i):
Income from continuing operations	—	1,203	791

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per Series A preferred share - basic (i)	—	1,203	791

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.                               NET (LOSS)/INCOME PER SHARE - continued

	For the year ended December 31,
	2008	2009	2010
Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per Series A-1 preferred share - basic (i):
Income from continuing operations	—	760	500

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per Series A-1 preferred share - basic (i)	—	760	500

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per Series B preferred share - basic (i):
Income from continuing operations	—	2,174	1,430

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per Series B preferred share - basic (i)	—	2,174	1,430

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per Series C preferred share - basic (i):
Income from continuing operations	—	1,553	1,221

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per Series C preferred share - basic (i)	—	1,553	1,221

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per ordinary share - diluted (Loss) income from continuing operations	(10,142)	7,363	12,057
(Loss) on discontinued operations, net of tax	(569)	—	—

Net income attributable to Hisoft Technology International Limited shareholders allocated for computing net income per ordinary share - diluted	$(10,711)	$7,363	$12,057

Weighted average ordinary shares outstanding used in computing net income per ordinary share - basic (ii)	82,279,610	86,148,324	315,964,432

Weighted average ordinary shares outstanding used in computing net income per ordinary share - diluted (iii)	82,279,610	388,372,705	507,037,891

Weighted average shares outstanding used in computing net income per Series A preferred share - basic (iii)		61,959,000	30,809,283

Weighted average shares outstanding used in computing net income per Series A-1 preferred share - basic (iii)		39,132,000	19,458,495

Weighted average shares outstanding used in computing net income per Series B preferred share - basic (iii)		112,000,000	55,692,308

Weighted average shares outstanding used in computing net income per Series C preferred share - basic (iii)		80,046,793	47,531,512

Net income per ordinary share attributable to Hisoft Technology International Limited shareholders - basic:
Income from continuing operations	(0.12)	0.02	0.03
Loss on discontinued operations	(0.01)	—	—

Net income per ordinary share attributable to Hisoft Technology International Limited shareholders - basic:	(0.13)	0.02	0.03

Net income per ordinary share attributable to Hisoft Technology International Limited shareholders - diluted:
Income from continuing operations	(0.12)	0.02	0.02
Loss on discontinued operations	(0.01)	—	—

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.                               NET (LOSS)/INCOME PER SHARE - continued

	For the year ended December 31,
	2008	2009	2010

Net income per ordinary share attributable to Hisoft Technology International Limited shareholders - diluted	(0.13)	0.02	0.02

Net income per Series A preferred share - basic:
Income from continuing operations	—	0.02	0.03
Loss on discontinued operations	—	—	—

Net income per Series A preferred share - basic	—	0.02	0.03

Net income per Series A-1 preferred share - basic:
Income from continuing operations	—	0.02	0.03

Net income per Series A-1 preferred share - basic	—	0.02	0.03

Net income per Series B preferred share - basic:
Income from continuing operations	—	0.02	0.03

Net income per Series B preferred share - basic	—	0.02	0.03

Net income per Series C preferred share - basic:
Income from continuing operations	—	0.02	0.03

Net income per Series C preferred share - basic	—	0.02	0.03

(i)                                     The net income attributable to holders of common shares as of December 31, 2010 was allocated between common shares and preferred shares on pro rata basis based on the dividend participant right.  Each Series A, Series A-1, Series B, and Series C convertible redeemable preferred shares has the same participating right on the undistributed net income as each ordinary share, the allocation was based on the number of ordinary shares and Series A, Series A-1, Series B, and Series C convertible redeemable preferred shares issued.  The undistributed net loss as of December 31, 2008 was allocated to common shares only as preferred shares were not contractually obligated to share the loss.

(ii)                                  As of December 31, 2009, the Company had 1,500,000 common shares related to 2009 acquisition of AllianceSPEC Pte Ltd., which were yet to be issued, and were included in the calculation of weighted average ordinary shares used in calculating basic net income per share from the date of acquisition.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.                               NET (LOSS)/INCOME PER SHARE - continued

(iii)                               The calculation of the weighted average number of common shares for the purpose of diluted net income per share has included the effect of certain securities.  For year 2010, such outstanding securities included an incremental 30,809,283,  19,458,495,  55,692,308, and  47,531,512,common shares resulting from the conversion of the  Series A,  Series A-1, Series B, and Series C convertible redeemable preferred shares, respectively.  For year 2009, such outstanding securities included an incremental 61,959,000, 39,132,000, 112,000,000, and 80,046,793 common shares resulting from the assumed conversion of the Series A, Series A-1, Series B, and Series C convertible redeemable preferred shares, respectively.

As of December 31, 2008, the Group had 57,000,000, 36,000,000, 112,000,000, and 59,090,910 respectively, Series A,  Series A-1, Series B, and Series C convertible redeemable preferred shares outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share for the year ended December 31, 2008 as their effects would have been anti-dilutive.

The Group had 40,805,440 and 43,899,189 vested common share options as of December 31, 2009 and 2010, respectively, and have been included in the calculation of weighted average common shares used in calculating diluted net income per share.

As of December 31, 2008, the Group had 31,575,538 vested common share options, respectively, outstanding, which could have potentially diluted basic earnings per share in the future, but were excluded in the computation of diluted loss per share in those periods, as their effects would have been anti-dilutive.

The Company had 18,990,230 nonvested common share options as of December 31, 2010 and such shares have been included in the calculation of weighted average common shares used in calculating diluted net income per share using the treasury stock method.

As of December 31, 2008,2009 and 2010, the Group had 20,316,527, 13,324,752 and 18,990,230 nonvested common share options, respectively, outstanding, which could have potentially diluted basic earnings per share in the future by application of the treasury stock method, but were excluded in the computation of diluted loss per share in those periods, as their effects would have been anti-dilutive.

As of December 31, 2008, 2009 and 2010, the Group had 2,449,928, 2,304,848 and 2,943,674 non-vested shares, respectively, included in the calculation of weighted average common shares for calculating diluted net income per share using the treasury stock method.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.                               LEASES AND COMMITMENTS

The Group follows the authoritative pronouncement issued by FASB regarding accounting for leases, in determining the criteria for capital leases.  Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses in the year incurred.

The Group leases its facilities, office and residential building under non-cancelable operating lease agreements.  Rental expenses under operating leases for the years ended December 31, 2008, 2009 and 2010 were $4,937, $4,287 and $4,913, respectively.

The Group leases electronic equipment and transportation equipment under capital leases as follows:

	As of December 31,
	2009	2010

Electronic equipment	$632	$424
Transportation equipment	72	—
	704	424
Less: Accumulated amortization	(185)	(122)
Less: Write off	(97)	—
Less: Disposal	(35)	—
	$387	$302

Capital leases are classified as “property, plant and equipment” on the balance sheet.  Capital lease amortization expense was $67, $54 and $63 for the years ended December 31, 2008, 2009 and 2010, respectively.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.                               LEASES AND COMMITMENTS - continued

The following is a summary by years of future minimum lease payments under capital leases and for operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2010:

Years ended December 31,	Total	Operating	Capital

2011	3,851	3,710	141
2012	2,859	2,859	—
2013	1,744	1,744	—
2014	1,275	1,275	—
2015	932	932	—
Thereafter	1,550	1,550	—

Total minimum lease payments	$12,211	$12,070	$141

Less, Executory costs			$—

Net minimum capital lease payments			141
Less, Estimated amount representing interest			(5)

Present value of net minimum capital lease payments			136
Less: Current portion			(136)

Long-term obligations under capital lease at December 31, 2010			$—

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22.                               DISCONTINUED OPERATIONS

In 2008, the Group disposed of 100% ownership interest in Training Center, a wholly owned subsidiary of Haihui Dalian, and certain other assets of Haihui Dalian, including a building, land use rights and car, to a third party designed by Mr. Yuanming Li, the Group’s former Chairman.

The assets and liabilities disposed of were as follows:

Building, net	$980
Land use right, net	228
Leasehold improvement, net	181
Transportation equipment, net	21
Assets of Training Center
Cash and cash equivalents	113
Prepaid expenses and other current assets	116
Property, plant and equipment, net	86
Liabilities of Training Center
Accounts payable	(107)
Accrued expenses and other payables	(88)
Income taxes payable	(9)

Net assets sold	$1,521

In connection with the disposal, Haihui Dalian received an interest free loan note for $2,277 (RMB16.6 million) from Mr Li which was secured by a pledge of 3,072,085 common shares of the Company owned by Mr. Li.  The loan note is repayable on the earlier of (a) 6 months after the Company’s IPO and the pledged shares can be freely transferred by Mr. Li or (b) 3 years after the date of the loan agreement.  The fair value of the loan note was $1,802 and imputed interest of $475 is being accrued over a 3 year period.  As part of the arrangement, Haihui Dalian made additional payments to Mr. Li of $673 (RMB 4.9 million).  As of December 31, 2010, the loan was due and its balance of $2,515 was recorded as current loan receivable. The Company is in the process of collecting it and believes it can be collected within one year.

The loss on the disposal of $569 comprised:

Fair value of loan note	$1,802
Cash	(673)
Transaction cost	(177)
Net assets	(1,521)
$(569)

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22.                               DISCONTINUED OPERATIONS - continued

The accompanying condensed consolidated statements of operations reflect the business component of the Training Center as a discontinued operation operations for all periods presented.  The results of the discontinued operation are summarized as follows:

Years ended
December 31, 2008

Revenue of discontinued component	$—
Pre-tax loss on discontinued operations	—
Income tax expense	—
Loss on disposal of discontinued operations	(569)

Net (loss)	$(569)

23.                               SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group’s chief operating decision makers (“CODM”) are the Executive Chairman and the Chief Executive Officer.  In 2009, the Group reorganized the basis on which the business is managed and hence the information that is provided to the CODM.  The business is now organized and monitored on the basis of strategic customers and geographic locations for other customers.  The CODM now reviews results analyzed by service line, by geographic location and/or by customer type.  This analysis is only presented at the revenue level with no allocation of direct or indirect costs.  Consequently, as of December 31, 2010 the Group has only one operating segment and all segment data for prior years has been presented in that basis.

The Group has internal reporting that does not distinguish between markets or segments.  The Group operates in Asia, North America, Europe, and all of the Group’s long-lived assets are located as follows:

	Years ended December 31,
	2008		2009		2010
	Net	Long-lived	Net	Long-lived	Net	Long-lived
	Revenues (1)	assets (2)	Revenues (1)	assets (2)	Revenues (1)	assets (2)

PRC and Hong Kong	$48,914	$14,399	$32,999	$20,226	$48,801	$21,991
Japan	26,052	418	24,694	612	39,033	2,076
United States	16,714	40	22,960	82	33,992	2,987
Europe	1,040	—	2,410	—	3,773	—
Other Asia	8,000	401	8,393	1,457	20,980	7,140

Total	$100,720	$15,258	$91,456	$22,377	$146,579	$34,194

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

23.                               SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

Note:

(1)           Net revenues are presented by operating location of the Group’s customer entities.

(2)                                  Long-lived assets are presented by the operating location of the subsidiaries of the Company.

The outsourced technology services provided by the Group include Infrastructure Technology Services (“ITS”), and Research and Development Services (“RDS”).  The net revenues consist of the following service lines:

	For the years ended December 31,
	2008	2009	2010

ITS	$62,009	$47,139	$76,824
RDS	38,711	44,317	69,755
Total	$100,720	$91,456	$146,579

24.                               SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of December 31, 2010 through May 3, 2011, which is the date the audited consolidated financial statements were available to be issued.

Acquisition of Beans Group PTE Ltd.

In January 2011, the Company acquired substantially all of the business and assets of Beans Group PTE Ltd., a Singapore based research and development service provider, comprised of around 30 employees. The consideration for the acquisition consisted of the following two tranches:

The first tranche of cash consideration is SGD 737,106 (equivalent of $576) and second tranche is cash consideration of SGD 2,293,219 (equivalent of $1,792), which subject to an adjustment based on Beans’ actual performance results in fiscal year 2012.

Acquisition of MG.

In February 2011, the Company acquired a business team from certain China-based IT service firms that provide IT consulting services for clients in BFSI industry, comprised of around 50 employees, for a total cash consideration of $2,500. The consideration is proposed to be settled before July 2011.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

24.                               SUBSEQUENT EVENTS - continued

Acquisition of iConnect

In April 2011, the Company acquired substantially all of the business and assets of iConnect Inc, a US-based development and testing services provider. The consideration for the acquisition consisted of the following two tranches:

The first tranche of cash consideration is $400 and second tranche is cash consideration of $300 which will be subject to an adjustment based on iConnect’s actual performance results in fiscal year 2011.

Acquisition of Yuetong

In April 2011, the Company acquired substantially all of the business and assets of Shanghai Yuetong Software Technology Co., a China-based development and testing services provider. The consideration for the acquisition consisted of the following two tranches:

The first tranche of cash consideration is $600, and second tranche is cash consideration of $450, which will be subject to an adjustment based on Yuetongt’s actual performance results in fiscal year 2011.

The Group is in the process of estimating the purchase price allocation of the above acquisitions.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Shareholders’ Equity and Comprehensive Income

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	December 31,
	2009	2010

ASSETS

Current Assets:
Cash and cash equivalents	$11,605	$75,921
Other current assets	85	1,557

Total current assets	11,690	77,478

Property, plant and equipment, net	—	—
Investment in subsidiaries and VIEs	72,067	143,954
Other long-term assets	—	10

Total Assets	$83,757	$221,442

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses and other current liabilities	5,666	6,490
Bank loan due within one year	—	40,000

Total current liabilities	5,666	46,490

Total liabilities	5,666	46,490

Commitments
Series A convertible redeemable preferred shares ($0.0001 par value; 57,000,000 shares authorized; 57,000,000 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	12,581	—
Series A-1 convertible redeemable preferred shares ($0.0001 par value; 36,000,000 shares authorized; 36,000,000 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	9,900	—
Series B convertible redeemable preferred shares ($0.0001 par value; 112,000,000 shares authorized; 112,000,000 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	30,800	—
Series C convertible redeemable preferred shares ($0.0001 par value; 60,000,000 shares authorized; 59,090,910 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	35,750	—

Shareholders’ Equity:
Common shares ($0.0001 par value; 607,000,000 shares authorized; 87,672,120 and 579,358,183 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	9	58

Subscription receivable	(1)	—
Additional paid-in capital	6,711	176,517
Shares to be issued in connection with business acquisition	471	—
Accumulated deficit	(24,269)	(12,212)
Accumulated other comprehensive income	6,139	10,589

Total shareholders’ equity	(10,940)	174,952

Total Liabilities, Convertible Redeemable Preferred Shares and Shareholders’ Equity	$83,757	$221,442

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands of U.S. dollars, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2008	2009	2010

Operating expenses
General and administrative	$(5,694)	$(1,169)	(5,383)
Sales and marketing	(124)	(31)	(276)

Total operating expenses	(5,818)	(1,200)	(5,659)

Interest expense	—	(39)	(22)
Interest income	321	37	407
Change in fair value of warrants	—	—

Net income (loss) before earnings from subsidiaries and VIEs	(5,497)	(1,202)	(5,274)
(Loss) income from subsidiaries and VIEs	(5,214)	8,565	17,331

Net (loss) income	$(10,711)	$7,363	12,057

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Shareholders Equity (Deficit) and Comprehensive Income (Loss)

(In thousands of U.S. dollars, except share data and per share data, or otherwise noted)

					Shares to be issued		Accumulated	Total
					in connection		other	stockholders’	Total
	Common stock		Subscription	Additional	with business	Accumulated	comprehensive	equity	comprehensive
	Shares	Amount	receivable	paid-in capital	acquisition	deficit	income	(deficit)	income (loss)

Balance at January 1, 2008	74,236,567	$7	$(1)	$1,397	$2,240	$(20,921)	$2,669	$(14,609)	$1,282

Issuance of common shares	7,972,091	1	—	2,239	(2,240)	—	—	—
Share based compensation	—	—	—	1,802	—	—	—	1,802
Vesting of nonvest shares award	2,449,928	1	—	(1)	—	—	—	—
Stock option exercise	530,625	—	—	129	—	—	—	129
Provision for statuary reserve	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(10,711)	—	(10,711)	$(10,711)
Foreign currency translation adjustments	—	—	—	—	—	—	3,759	3,759	3,759

Balance at December 31, 2008	85,189,211	9	(1)	5,566	—	(31,632)	6,428	(19,630)	$(6,952)

Shares to be issued in connection with business acquisition	—	—	—	—	471	—	—	471
Share based compensation	—	—	—	1,097	—	—	—	1,097
Vesting of nonvest shares award	2,304,848	—	—	—	—	—	—	—
Stock option exercise	178,061	—	—	48	—	—	—	48
Net loss	—	—	—	—	—	7,363	—	7,363	$7,363
Foreign currency translation adjustments	—	—	—	—	—	—	(289)	(289)	(289)

Balance at December 31, 2009	87,672,120	9	(1)	6,711	471	(24,269)	6,139	(10,940)	$7,074

Issuance of common shares in connection of business acquisitions	3,500,000	—	—	1,071	(471)	—	—	600	—
Issuance of common shares upon IPO (net of issuance costs of $10,284)	137,971,673	14	—	62,318	—	—	—	62,332	—
Issuance of common shares upon follow on offering (net of issuance costs of $702)	9,500,000	1	—	12,297	—	—	—	12,298	—
Issuance of common share for share based compensation	28,879,288	3	—	—	—	—	—	3	—
Conversion of preferred shares upon IPO	308,679,232	31	—	89,000	—	—	—	89,031	—
Cash received from share subscription receivables	—	—	1	—	—	—	—	1	—
Share based compensation	—	—	—	4,001	—	—	—	4,001	—
Vesting of nonvest shares award	2,943,674	—	—	—	—	—	—	—	—
Stock option exercise	212,196	—	—	1,119	—	—	—	1,119	—
Net loss	—	—	—	—	—	12,057		12,057	$12,057
Foreign currency translation adjustments	—	—	—	—	—	—	4,450	4,450	4,450

Balance at December 31, 2010	579,358,183	$58	$—	$176,517	$—	$(12,212)	$10,589	$174,952	$16,507

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Additional Information-Financial Statement Schedule I

Parent Company Cash Flows

(In thousands of U.S. dollars, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2008	2009	2010
Cash flow from operating activities:
Net (loss)/income	(10,711)	7,363	12,057
Changes in operating assets and liabilities, net of effects from acquisition of businesses:
(Earnings) loss from subsidiaries and VIEs	5,214	(8,565)	(17,331)
Loss on disposal of property, plant and equipment	—	10	—
Depreciation expenses	5	5	—
IPO expenses	3,782	—	—
Follow-on expense	—	—	469
Share based compensation expenses	1,802	1,097	4,001
Changes in fair value of contingent consideration	—	—	773
Other long-term assets	—	—	(10)
Intercompany receivables	1,770	4,089	(7,105)
Decrease in other current assets	(787)	(6)	16,634
Amount due to related party	—	—	—
Increase (decrease) in other current liabilities	(508)	(575)	(1,373)

Net cash (used in) provided by operating activities	567	3,418	8,115

Cash flow from investing activities:
Injection of capital in subsidiaries	(3,280)	(6,105)	(56,211)
Payment for business acquisition	(1,443)	—	(3,765)

Net cash used in investing activities	(4,723)	(6,105)	(59,976)

Cash flow from financing activities:
Bank loan	—	—	40,000
Cash received from share subscription receivable	—	—	1
Payment of initial public offering expenses	(804)	(40)	(3,816)
Proceeds from issuance of common stock upon IPO	—	—	79,454
Proceeds from issuance of common share under employee option plan	129	168	538

Net cash provided by (used in) financing activities	(675)	128	116,177

(Decrease) increase in cash and cash equivalents	(4,831)	(2,559)	64,316

Cash and cash equivalents, beginning of year	18,995	14,164	11,605

Cash and cash equivalents, end of year	14,164	11,605	75,921