Form 20-F
period 2011-12-31
HiSoft Technology International Ltd
filed 2012-04-20
CIK 1493639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, par value $0.0001 per share*	The Nasdaq Stock Market LLC* (The Nasdaq Global Select Market)*

* Not for trading, but only in connection with the listing of American depositary shares, or ADSs, on The Nasdaq Stock Market LLC. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder. Each ADS represents the right to receive 19 common shares of the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

595,868,033 common shares, par value $0.0001 per share, were outstanding as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

CONVENTIONS

Unless otherwise indicated, references in this annual report to:

•                  “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States;

•                  “ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•                  “ADSs” refer to our American depositary shares, each of which represents 19 common shares;

•                  “China” and the “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “common shares” refer to our common shares, par value $0.0001 per share;

•                  “RMB” and “Renminbi” refer to the legal currency of China; and

•                  “we,” “us,” “Company,” “our company” and “our” refer to HiSoft Technology International Limited, its predecessor entities, its consolidated subsidiaries and affiliates.

PART I

Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.           KEY INFORMATION

A.                                     Selected Financial Data

The selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data (other than ADS data) for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of 2007 and 2008 have been derived from our audited consolidated financial statements not included in this report on Form 20-F.

You should read the selected consolidated financial data in conjunction with those financial statements and related notes and information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(dollars in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Net revenues	$63,051	$100,720	$91,456	$146,579	$218,989
Cost of revenues (1)(2)	47,435	70,295	58,759	92,718	142,427
Gross profit	15,616	30,425	32,697	53,861	76,562
Operating expenses:
General and administrative (2)	12,617	19,010	18,981	30,509	40,603
Selling and marketing (1)(2)	5,599	8,345	5,968	9,310	16,924
Offering expenses	—	3,782	—	—	—
Impairment of intangible assets	—	5,760	—	—	—
Impairment of goodwill	—	4,784	—	—	—
Change in fair value of contingent consideration	—	—	—	1,194	1,824
Total operating expenses	18,216	41,681	24,949	41,013	59,351
(Loss) income from operations	(2,600)	(11,256)	7,748	12,848	17,211
Other income (expenses) (3)	2,488	411	676	1,143	2,905
Income tax (expense) benefit	(770)	703	(1,061)	(1,934)	(1,718)
Net income (loss) from continuing operations	(882)	(10,142)	7,363	12,057	18,398
Net loss on discontinued operations	(38)	(569)	—	—	—
Net (loss) income	(920)	(10,711)	7,363	12,057	18,398
Noncontrolling interest	—	—	—	—	(497)
Net (loss) income attributable to HiSoft Technology International Limited	$(920)	$(10,711)	$7,363	$12,057	$17,901
Deemed dividend on Series A, A-1, B and C convertible redeemable preferred shares	(5,762)	—	—	—	—
Net income attributable to Series A, A-1, B and C convertible redeemable preferred shares	—	—	(5,690)	(3,942)	—
Net (loss) income attributable to holders of common shares	$(6,682)	$(10,711)	$1,673	$8,115	$17,901
Net (loss) income per common share:
Basic
- Income from continuing operations	$(0.07)	$(0.12)	$0.02	$0.03	$0.03
- Loss on discontinued operations	—	$(0.01)	—	—	—
	$(0.07)	$(0.13)	$0.02	$0.03	$0.03
Diluted
- Income from continuing operations	$(0.07)	$(0.12)	$0.02	$0.02	$0.03
- Loss on discontinued operations	—	$(0.01)	—	—	—
	$(0.07)	$(0.13)	$0.02	$0.02	$0.03
Net (loss) income per ADS:
Basic	$(1.35)	$(2.47)	$0.37	$0.49	$0.60
Diluted	$(1.35)	$(2.47)	$0.36	$0.45	$0.57
Weighted average common shares used in calculating (loss) income per common share:
Basic	94,237,854	82,279,610	86,148,324	315,964,432	566,247,106
Diluted	94,237,854	82,279,610	388,372,705	507,037,891	599,162,936
Weighted average ADSs used in calculating net (loss) income per ADS:
Basic	4,959,887	4,330,506	4,534,122	16,629,707	29,802,479
Diluted	4,959,887	4,330,506	20,440,699	26,686,205	31,534,891

(1)                                  Includes acquisition-related amortization of intangible assets totaling $1.9 million, $1.6 million, $0.1 million, $0.9 million and $2.7 million in 2007, 2008, 2009, 2010 and 2011, respectively, allocated as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$152	$50	$16	$188	$696
Operating expenses:
Selling and marketing	1,716	1,565	60	687	1,981

(2)                                  Includes share-based compensation charges totaling $1.5 million, $1.8 million, $1.1 million, $4.0 million and $5.7 million in 2007, 2008, 2009, 2010 and 2011, respectively, allocated as follows

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$268	$362	$321	$606	$234
Operating expenses:
General and administrative	1,214	1,405	720	3,136	4,906
Selling and marketing	8	35	56	259	516

(3)                                  Includes change in fair value of warrants of $2.4 million in the period ended 2007 resulting from our issuance in 2004 of warrants allowing the holders to acquire 2,000,000 shares of our series A convertible redeemable preferred shares and 36,000,000 shares of our series A-1 convertible redeemable preferred shares. The warrants were exercised in full in 2007 and no future charge will apply after 2007.

	Year Ended December 31,
	2007	2008	2009	2010	2011
Other Consolidated Financial Data

Gross margin (1)	24.8%	30.2%	35.8%	36.7%	35.0%
Operating margin (2)	(4.1)%	(11.2)%	8.5%	8.8%	7.9%
Net margin (3)	(1.5)%	(10.6)%	8.1%	8.2%	8.4%

(1)                                  Gross margin represents gross profit as a percentage of net revenues.

(2)                                 Operating margin represents income (loss) from operations as a percentage of net revenues.

(3)                                  Net margin represents net income (loss) before noncontrolling interest as a percentage of net revenues.

	As of December 31,
	2007	2008	2009	2010	2011
	(dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$39,229	$46,881	$54,842	$169,893	$113,856
Total assets	96,668	86,100	104,242	255,092	273,179
Total liabilities	22,246	16,699	26,151	80,140	63,289
Noncontrolling interest	—	—	—	—	1,406
Series A convertible redeemable preferred shares	12,581	12,581	12,581	—	—
Series A-1 convertible redeemable preferred shares	9,900	9,900	9,900	—	—
Series B convertible redeemable preferred shares	30,800	30,800	30,800	—	—
Series C convertible redeemable preferred shares	35,750	35,750	35,750	—	—
Total (deficit) equity	$(14,609)	$(19,630)	$(10,940)	$174,952	$208,484

Exchange Rate Information

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 30, 2011 (the last day of 2011 for which exchange rate data was available), which was RMB6.2939 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information. —D. Risk Factors—Risks Related to Our Business— Fluctuations in exchange rates could impact our competitiveness and results of operations.” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 13, 2012, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.3022 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York.  For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	RMB per U.S. Dollar Exchange Rate
	Period End	Average(1)	High	Low
	(RMB per $1.00 )
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.847
2010	6.6000	6.7603	6.6000	6.8305
2011
October	6.3547	6.3710	6.3534	6.3825
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012
January	6.3080	6.3119	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April (through April 13)	6.3022	6.3048	6.2975	6.3123

(1)                               Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                                     Capitalization and Indebtedness

Not Applicable.

C.                                     Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business

Global economic downturn or any future economic downturn, particularly in our key client geographies of the United States, Europe or Japan, could adversely affect our business.

As a result of the global economic crisis and downturn in business activities in 2008 and 2009 in Japan, the United States and other countries where our clients are located, we experienced a decrease in demand for outsourced technology services that led to a decrease in our net revenues from 2008 to 2009. In 2009, 2010 and 2011, respectively, 59.6%, 54.1% and 49.3% of our net revenues were derived from clients headquartered in the U.S., 10.1%, 9.3% and 8.6% of our net revenues were derived from clients headquartered in Europe and 25.3%, 23.0% and 18.6% of our net revenues were derived from clients headquartered in Japan; we expect that a significant majority of our net revenues will continue to be derived from clients in these three geographic areas in the future. If the economies of the United States, Europe, Japan or other countries where our clients are located experience continuing difficulties in recovering from the global economic downturn, or if there is another general economic downturn or a recession in these countries, our clients and potential clients in these countries may substantially reduce their budgets for outsourced technology services and modify, delay or cancel plans to purchase our services. Additionally, if our clients’ operating and financial performance deteriorates, they may not be able to pay, or may delay payment of, amounts owed to us. Any or all of these events could cause a decline in our net revenues and materially and adversely affect our business and results of operations

If we do not succeed in attracting new clients for our technology services and/or growing revenues from existing clients, we may not achieve our revenue growth goals.

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

We have been expanding, and plan to continue to expand, the nature and scope of our service offerings. As part of this expansion, we plan to add new capabilities within our existing service lines, such as cloud and mobile device testing and related development services. The success of our expanded service offerings is dependent, in part, upon demand for such services by new and existing clients and our ability to meet this demand in a cost-competitive and effective manner. To successfully market our expanded service offerings and obtain larger and more complex projects, we need to establish closer relationships with our clients and develop a thorough understanding of their operations. In addition, we may face a number of challenges managing larger and more complex projects, including:

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

We have completed numerous acquisitions in recent years and intend to continue to pursue strategic acquisitions in line with our business strategy. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions.” While we identified and may identify expected synergies and growth opportunities in connection with these acquisitions prior to their completion, we may not achieve, and have not always achieved, the expected benefits. For example, in 2008, we recorded an impairment of intangible assets of $5.8 million and impairment of goodwill of $4.8 million due to lower than expected sales and profits in 2008 from several businesses we had acquired.

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

The success of our business is dependent to a significant degree on our ability to attract and retain highly skilled professionals. In China there is currently a shortage of, and significant competition for, professionals who possess the technical skills and experience necessary to act as senior engineers, project managers and middle managers for IT and research and development outsourcing projects, and we believe that such professionals are likely to remain a limited resource for the foreseeable future. Moreover, similar to India, the outsourced technology industry in China has experienced significant levels of employee attrition. The attrition rate among our employees who have worked for us for at least six months were 13.8%, 14.6% and 16.4% for 2009, 2010 and 2011, respectively. Due to the cost of hiring and training new professionals, high attrition rates can negatively affect our cost of revenues and net income. In addition, we may face increasing difficulties recruiting the talent we need to staff our outsourcing facilities in less developed cities in China with lower average wages and living standards. If we are unable to hire and retain highly skilled professionals, our ability to bid on, obtain and effectively execute new projects may be impaired, which would adversely affect our results of operations.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

We have experienced significant growth in recent years. Our net revenues grew from $63.1 million in 2007 to $100.7 million in 2008, decreased to $91.5 million in 2009, grew to $146.6 million in 2010 and grew to $219.0 million in 2011. The total number of our employees grew from 3,819 as of December 31, 2009, to 5,521 as of December 31, 2010 and 7,321 as of December 31, 2011. Our

operations have also expanded in recent years through increases in our service delivery capabilities and acquisitions of complementary businesses. We expect our operations to continue to grow in terms of both headcount and geographic locations. Our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

We have in the past derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients. In 2009, Microsoft accounted for 13.7% of our net revenues and our ten largest clients accounted for a combined 61.4% of our net revenues. In 2010, a US-based multinational IT company and Microsoft each accounted for 10% or more of our net revenues and in aggregate accounted for 23.1% of our net revenues. Our ten largest clients accounted for a combined 56.8% of our net revenues in 2010. In 2011, a US-based multinational IT company accounted for 10.9% of our net revenues and our ten largest clients accounted for a combined 50.1 % of our net revenues.

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

We derive a large proportion of our revenues from clients which operate in a limited number of industries, including technology and banking, financial services and insurance, or BFSI. In 2011, for example, we derived 54.8 % and 27.8 % of our revenues, respectively, from clients operating in these two industries. Our business and growth largely depend on continued demand for our services from clients and potential clients in these industries and those industries where we are focusing expansion efforts, such as manufacturing, telecommunications, Internet and life sciences. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource technological applications, or consolidation in the industry. In addition, serving a major client within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that client if there is a perceived conflict of interest. Any significant decrease in demand for our services by clients in these industries, or other industries from which we derive significant revenues in the future, may reduce the demand for our services.

The inability of our clients to pay the receivable balance on their accounts with us may expose us to the credit risks of such clients and may adversely affect our results of operations and liquidity.

We maintain allowances for doubtful accounts based upon information available to us to make estimates, considering historical experience and other factors surrounding the credit risk of specific clients. However, if we additionally identify that collection from certain other significant accounts is in doubt, we may be exposed to the credit risk of such clients and may have to provide for the provision of those doubtful accounts. For example, in the financial year ended December 31, 2010, we recorded a bad debt provision of $3.5 million in the fourth quarter resulting from our identification of the credit risk and liquidity issue associated with a client. The inability of our clients to pay the receivable balance on their accounts may require us to make bad debt provisions and may adversely affect our results of operations and liquidity.

We enter into fixed-price contracts with some of our clients, and our failure to accurately estimate the resources and time required for these contracts could negatively affect our results of operations.

Some of our outsourced technology services are provided on a fixed-price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Net revenues from fixed-price contracts accounted for 17.4% and 20.0% of our total net revenues in 2010 and 2011, respectively. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed-price contracts, we bear the risk of cost overruns and completion delays in connection with these projects. Any failure to accurately estimate the resources and time required for a project, wage inflation or any other factors that may impact our costs to complete the project, could adversely affect our profitability and results of operations.

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

We depend to a significant degree on our senior management and key personnel such as project managers and other middle management. However, competition for senior management and key personnel in our industry is intense, and we may be unable to retain our senior management or key personnel or attract and retain new senior management or other key personnel in the future. If one or more members of our senior management team or key personnel resigns, it could disrupt our business operations and create uncertainty as we search for and integrate a replacement. If any member of our senior management leaves us to join a competitor or to form a competing company, any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. We have entered into employment agreements with our senior management and key personnel which contain non-competition, non-solicitation and non-disclosure covenants that survive for up to one year following termination of employment. We may not, however, be able to enforce the non-competition, non-solicitation and non-disclosure provisions of these agreements, and such agreements do not ensure the continued service of these senior management and key personnel. In addition, we do not maintain key man life insurance for any of the senior members of our management team or our key personnel.

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

Compensation expenses for our professionals and other employees form a significant part of our costs. Wage costs in China have historically been significantly lower than wage costs in Japan, the United States and other developed countries for comparably skilled professionals. However, because of rapid economic growth and increased competition for skilled employees in China, wages for highly skilled employees in China, in particular middle- and senior-level managers are increasing at a higher rate than in Japan, the United States, Singapore and Europe. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Increases in the wages and other compensation we pay our employees in China could reduce the competitive advantage we have enjoyed against onshore service providers in Japan, the United States and other countries.

If we fail to comply with the regulations of the various industries and the different jurisdictions in which our clients conduct their business or fail to adhere to the regulations that govern our business, our ability to perform services may be affected and may result in breach of obligation with our clients.

We serve clients across the United States, Japan, China, Europe, Singapore and other countries and our clients are subject to various regulations that apply to specific industries. Therefore, we need to perform our services to satisfy the requirements for our clients to comply with applicable regulations. We are also required under PRC laws and regulations to obtain and maintain licenses and permits to conduct our business. If we fail to perform our services in such a manner that enables any client to comply with applicable regulations, we may be in breach of our obligations with such client and as a result, we may be required to pay the client penalties under the terms of the relevant contract with such client. In addition, if we cannot maintain the licenses or approval necessary for our business, there may be a material adverse effect on our business and results of operations.

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

The Japanese yen and U.S. dollar are freely floating currencies. However, the conversion of the Renminbi into foreign currencies, including the Japanese yen and the U.S. dollar, has been based on exchange rates set by the People’s Bank of China or PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. On June 19, 2010, the People’s Bank of China announced that it will allow a more flexible exchange rate for Renminbi without mentioning specific policy changes, although it ruled out any large-scale appreciation. There remains significant international pressure on the PRC government to adopt a more lenient Renminbi policy, which could result in further appreciation of Renminbi against other major currencies. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

If the Renminbi appreciates significantly against the U.S. dollar or the Japanese yen and we are unable to correspondingly increase the proportion of our Renminbi-denominated revenues, our margins and profitability could decrease substantially. We have entered into a limited number of Renminbi-Japanese yen forward contracts to partially hedge our exposure to risks relating to fluctuations in the Renminbi-Japanese yen exchange rate, and we periodically review the need to enter into hedging transactions to protect against fluctuations in the Renminbi-Japanese yen and Renminbi-U.S. dollar exchange rates. However, only limited hedging transactions were available as of the date of this annual report for Renminbi exchange rates, and the effectiveness of these hedging transactions in reducing the adverse effects on us of exchange rate fluctuations may be limited.

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

Although there were no material pending or threatened intellectual property claims against us as of the date of this annual report, and we believe that our intellectual property rights do not infringe on the intellectual property rights of others, infringement claims may be asserted against us in the future. For example, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property. In addition, our contracts contain broad indemnity clauses in favor of our clients, and under most of our contracts, we are required to provide specific indemnities relating to third-party intellectual property rights infringement. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award. Although we carry limited professional liability insurance, such insurance may not cover some claims and may not be sufficient to cover all damages that we may be required to pay. Furthermore, we may be forced to develop non-infringing technologies or obtain a license to provide the services that are deemed infringing. We may be unable to develop non-infringing processes, methods or technologies or to obtain a license on commercially reasonable terms or at all. We may also be required to alter our processes or methodologies so as not to infringe others’ intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly and could damage our reputation.

Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the United States, Europe, Japan or other countries in which our clients are based.

Concerns that offshore outsourcing has resulted in a loss of jobs and sensitive technologies and information to foreign countries have led to negative publicity concerning outsourcing in some countries, including the United States. Current or prospective clients may elect to perform services that we offer them or may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider.

These trends could harm our ability to compete effectively with competitors that operate primarily out of facilities located in these countries.

Offshore outsourcing has also become a politically sensitive topic in many countries, including the United States. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore service providers. Other federal and state legislation has been proposed that, if enacted, would provide tax disincentives for offshore outsourcing or require disclosure of jobs outsourced abroad. Similar legislation could be enacted in Europe, Japan and other countries in which we have clients. Any expansion of existing laws or the enactment of new legislation restricting or discouraging offshore outsourcing by companies in the United States, Europe, Japan or other countries in which we have clients could adversely impact our business operations and financial results.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

Capital requirements are difficult to plan in our rapidly changing industry. As of the date of this annual report, we expect that we will need capital to fund:

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

In March 2011, Japan was struck by a 9.0-magnitude earthquake. The earthquake resulted in a tsunami and radiation leaks at the Fukushima nuclear facility. In response to unfolding safety concerns at the damaged nuclear facility at Fukushima, we incurred relocation expenses associated with relocating our nearly 200 Japan-based employees and their families. Those employees and their families were given the option of being relocated to Osaka, Japan or to China to work out of these alternative locations, after consultation with the Company’s clients. As a result, in the first quarter of 2011, we experienced additional operating expenses of approximately $0.7 million. We cannot assure you that these events will not have any further subsequent adverse effect on our facilities and operations or those of our customers. In particular, the extent of existing and potential future radiation release from the Fukushima nuclear facility is still in flux and coupled with potential aftershocks from the earthquake, may result in future additional adverse effects on our facilities and operations and those of our customers and suppliers.

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

Our net revenues and results of operations are affected by seasonal trends. In particular, as most of our net revenues are derived from contracts priced on a time-and-materials basis, we typically experience lower total net revenues during holiday periods, particularly during the Chinese New Year holiday in the first quarter of every year and various holidays throughout the year, when our delivery centers in the PRC operate with reduced staffing. However, during periods of high growth in our net revenues as well as during periods of quarterly fluctuations in net revenues due to other factors, such as the recent global economic crisis, any seasonal impact on our quarterly results may not be apparent. We believe that our net revenues and results of operations will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our net revenues and results of operations as an indication of our future performance.

The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

We have operations in China, Japan, the United States and Singapore and we serve clients across North America, Europe and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the Cayman Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, Japan, Singapore and the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

•                  unexpected changes in regulatory requirements; and

•                  terrorist attacks and other acts of violence, regional conflicts or war, including any escalation of hostilities between South Korea and North Korea; and

•                  natural and man-made disasters, including the 9.0-magnitude earthquake in Japan and resulting tsunami and radiation leaks at the Fukushima nuclear power plant in early 2011.

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

To provide effective offshore outsourced technology services for our clients, we must maintain active voice and data communications among our main operations centers in China, our onshore centers in Japan, the United States and Singapore, and our clients’ offices. Disruptions to our communications systems could result from, among other things, technical breakdowns, computer glitches and viruses, and natural or man-made disasters. For example, while the March 11, 2011 Japan earthquake, resulting tsunami and radiation leaks at the Fukushima nuclear power plant did not damage our facilities in Japan, we did sustain some disruption in our business in and around the Tokyo region owing to temporary loss of electrical power, temporary staff evacuation and lost staff productivity. Also, the May 2008 earthquake centered in China’s Sichuan province caused disruptions in the operations of our Chengdu delivery center, including interruptions in communications, temporary closure and lost staff productivity. We also depend on certain significant vendors for facility storage and related maintenance of our main technology equipment and data at our technology hubs. Any failure by these vendors to perform those services, any temporary or permanent loss of our equipment or systems, or any disruptions to basic infrastructure like power and telecommunications could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients and otherwise adversely affect our business and results of operations.

We may be vulnerable to cyber attacks, which could disrupt our operations and have a material adverse effect on our business, financial performance and operating results.

As a provider of outsourced IT and research and development services, cyber attacks and hacking activities may cause material adverse effect on our business, financial performance and operating results. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks, and other material adverse effects on our operations. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

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

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements, which could adversely affect the market price of our ADSs.

As a public company in the United States, we are subject to reporting obligations under the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report for the fiscal year ended December 31, 2011. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011, and our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective in all material aspects for the year ended December 31, 2011, except for NouvEON Technology Partners, Inc., acquired in July 2011, Shanghai HURO Digital Technology Co., Ltd., acquired in October 2011, Logoscript International S.L., or Logoscript and its three subsidiaries based in Spain, Brazil and Portugal respectively, all acquired in February 2012, and Shenzhen Longhaul Information Technology Ltd., acquired in March 2012.  The evaluation of these entities has not been completed. For the full text of those reports, see “Item 15. Control and Procedures.”

Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may identify control deficiencies as a result of the assessment process we will undertake in compliance with Section 404. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404 but we may be unable to do so. Nonetheless, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, which may negatively affect our results of operations.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities Exchange Commission, or the SEC, and Nasdaq, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risk Factors Relating to China

Our operations may be adversely affected by changes in China’s political, economic and social conditions or a deterioration in China’s relations with Japan or the United States.

As a substantial portion of our business operations are conducted in China, changes to the economic, political and social conditions in China could have an adverse effect on our business. Although substantially all of our revenues are derived from services provided to clients located outside of China, a significant downturn in the PRC economy could indirectly harm our business by deterring non-PRC companies from engaging in business in China. In addition, any significant increase in China’s inflation rate could increase our costs and have a negative impact on our operating margins. Although inflation in China has not materially impacted our results of operations in recent years, China has experienced significant increases in inflation levels. According to the National Bureau of Statistics of China, the consumer price index in China decreased by 0.7% in 2009 and increased by 3.3% and 5.4% in 2010 and 2011, respectively.

Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, that had the effect of slowing the growth of credit availability. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in response to the global downturn. Since January 2010, the People’s Bank of China has begun to increase the statutory reserve ratio in response to rapid domestic growth, which may have a negative impact on the Chinese economy. However, since December 2011, the People’s Bank of China has begun to decrease the statutory deposit reserve ratio in an effort to control the pace of economic growth. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. Changes in any of these policies could adversely affect the overall economy in China or the prospects of the outsourced technology services industry.

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

In addition, our PRC subsidiaries are exempt from business tax with respect to the software development business and related technology consulting services in which they engage, both of which fall within the definition of technology development business. Our PRC subsidiaries are required to sign and submit business contracts under specific requirements under current PRC tax laws to obtain the exemption and we cannot assure you that each of our clients will cooperate with us to comply with the specific requirements for the purpose of the exemption. Furthermore, we cannot assure you that the PRC regulators will not change the tax laws to cancel the tax exemption. Expiration of or changes to the tax exemption may have a material adverse effect on our tax obligations and operating results.

Our Shanghai subsidiaries are required to pay value added tax as a result of recent tax reform in Shanghai and the impact on our operating result is unclear.

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Implementation Rules of the Pilot Program of Value Added Tax Reform, or Circular 110, and the Notice on the Pilot Program of Value Added Tax Reform in Transportation and Certain Modern Service Industries in Shanghai, or Circular 111, or the New VAT Rules. The New VAT Rules became effective on January 1, 2012. Under the tax reform pilot program launched in Shanghai under the New VAT Rules, transportation and certain modern service companies in Shanghai will be subject to value added tax, or VAT, in lieu of the otherwise applicable Business Tax, or BT, of 5%. Specifically, our Shanghai subsidiaries will be subject to VAT at a rate of 3% if they qualify as small-scale VAT payers or 6% if they qualify as general VAT payers for the technology and IT services they provide. The tax burden associated with different VAT payer status are unclear because while general VAT payers are subject to a higher VAT rate, they enjoy the benefit of being able to reduce the total VAT payable by the VAT it has paid in connection with daily purchasing activities, which is not available to small-scale VAT payers. In addition, different formulas for calculating taxable VAT will be applied to the VAT payers depending on their status. As newly introduced rules, there is significant uncertainty relating to the interpretation and enforcement of the New VAT Rules by the national and Shanghai local tax authorities and other relevant authorities. In addition, the PRC government may adopt similar tax reforms in other cities in China, and our business, financial condition and results of operations could be materially and adversely affected if those tax reforms become unfavorable to us.

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

In connection with the New EIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On July 26, 2010, the State Administration of Taxation issued the Administration Measures on the Enterprise Income Tax Treatment of Enterprise Reorganizations, or Bulletin No. 4 to provide clarification in a number of areas for Circular 59 and also provide guidance on filing and documentation requirements. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. On March 28, 2011, the State Administration of Taxation issued the Notice on Issues about the Administration of Enterprise Income Tax for Non-PRC Enterprises, or Bulletin No. 24, which provides clarification for Circular 698 in a number of areas, including, for example, installment payment treatment, effective tax burden, and filing requirement for foreign investors who have indirectly transferred a Chinese resident enterprise. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Bulletin No. 4 took effect from January 1, 2010. Bulletin No. 24 took effect from April 1, 2011. However, they also apply to transactions that have occurred prior to its issuance for which the relevant PRC tax matters have not been dealt with. Under the two circulars, HiSoft Holdings Limited, or HiSoft Holdings BVI, HiSoft International, and HiSoft Systems Holdings Limited, or HiSoft Systems BVI, may be subject to income tax on capital gains generated from their respective transfers to us and other subsidiaries of our company of equity interests in HiSoft Services (Beijing) Ltd., or HiSoft Beijing, and HiSoft Technology (Chengdu) Co., Ltd., or HiSoft Chengdu, in 2008 and equity interests in HiSoft Systems (Shenzhen) Ltd., or HiSoft Shenzhen, in 2009; although our management believes the risk is remote. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If the PRC tax authorities make such adjustment, our income tax costs will be increased.

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

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and were amended on June 22, 2009. Under these regulations, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, Fangda Partners, at the time of our initial public offering in June 2010 and follow-on public offering in December 2010 that we were not required to obtain CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market (which was subsequently elevated to the Nasdaq Global Select Market on January 3, 2011) because we completed our restructuring and established our current offshore holding structure before September 8, 2006, the effective date of these regulations. However, there remains some uncertainty as to how these regulations will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering or follow-on public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering and follow-on public offering into China, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors could make it more difficult for us to make future acquisitions or dispose of our business operations or assets in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including a requirement that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if either threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 is triggered. Furthermore, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisition of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, which became effective on September 1, 2011, for the implementation of the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions by foreign investors (i) involving PRC domestic enterprises with “national defense and security” concerns and (ii) where the foreign investors may acquire “de facto control” of the PRC domestic enterprises with national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major”, nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of “substance over form” should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through nominee holding structure, trusts, indirect investments, leases, loans, control through contractual arrangements, offshore transactions, or other means. We believe that our current business is not in an industry with national security concerns. However, we cannot exclude the possibility that MOFCOM or other government agencies may release interpretations or new rules contrary to our understanding or broaden the scope of such security review in the future. Since 2005 we have expanded our operations through a series of acquisitions and investments. Complying with the requirements of these new regulations in order to complete any future transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete any future transactions, which could affect our ability to expand our business or maintain our market share. In addition, such additional procedures and requirements could make it more difficult or time-consuming for us to dispose of any of our business operations or assets in China.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, China’s State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Furthermore, PRC citizens or residents are also required to remit profits, dividends and other capital variation incomes in foreign exchange paid by the special purpose company to China within 180 days following their receipt of the same. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which became effective in July 2011. The guidance imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the non-compliance to the local branch of SAFE.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply, with SAFE Circular 75 requirements. We understand that our PRC citizen or resident beneficial owners have completed initial registration with the local counterpart of SAFE in Dalian and are in the process of completing amendment registration under SAFE Circular 75. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75, could subject us to fines or legal sanctions, lead to potential liability for our onshore subsidiaries, and in some instances, for their legal representatives and other liable individuals, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Item 3. Key Information. —D. Risk Factors—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies, or the Stock Option Rules, promulgated on February 20, 2012, which supersedes the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-listed Company issued by SAFE on March 28, 2007, PRC citizens or residents habitually residing in the PRC continuously for over one year, who have been granted shares or share options by an overseas-listed company according to its employee share holding plan, share option plan or other similar share incentive plans are required to, through the PRC subsidiary of such overseas-listed company to appoint qualified PRC agents, register with SAFE and complete certain other procedures related to the share option or share incentive plan. Concurrent with the registration with SAFE, the qualified PRC agent shall obtain an approval from SAFE for an annual allowance in connection with the foreign exchange in connection with share holding or share option exercises as well as an approval for opening a special foreign exchange account at a PRC domestic bank to hold the funds in connection with the share purchase or share option exercise, returned principal or profits upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, foreign exchange income of the participating PRC residents received from the sale of share and dividends distributed by the overseas listed company are required to be fully remitted into such special domestic foreign currency account before the distribution to such participants. In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Stock Option Rules. We and our PRC resident employees who have been granted share options, or PRC option holders, have been subject to these rules since the listing and trading of our ADSs on the Nasdaq Global Market in June 2010 (which was subsequently elevated to the Nasdaq Global Select Market on January 3, 2011). If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See “Item 4. Information of the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

PRC government restrictions on the convertibility of Renminbi may limit our ability to effectively utilize our revenues and funds.

A majority of our net revenues are generated in Japanese yen or U.S. dollars, while most of our costs are denominated in Renminbi. In order for us to effectively utilize our revenues and the funds raised in our initial public offering and the follow-on public offering, we need to conduct currency exchanges between Renminbi and other currencies. Under PRC regulations as of the date of this annual report, Renminbi is convertible for “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts for use in payment of international current account transactions. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities.

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

In utilizing the proceeds we received from our initial public offering and follow-on public offering, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us in foreign currencies to our wholly-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts.

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

A majority of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory general reserve fund until the cumulative amount in such fund reaches 50% of the company’s registered capital. Each of our PRC subsidiaries is also required to set aside a certain amount of its after-tax profits each year, if any, to fund a public welfare fund. Also, each of our PRC subsidiaries that is a Chinese-foreign equity joint venture is required to set aside a certain amount of its after-tax profits each year, if any, to fund an enterprise expansion fund. However, the specific amounts of the public welfare fund or enterprise expansion fund are subject to the discretion of the board of directors of the relevant subsidiary. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. As of December 31, 2011, our PRC subsidiaries had allocated $6.6 million to these statutory reserve funds. The total amount of our restricted net assets was $117.6 million as of December 31, 2011. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our common shares in the public market after the termination of any contractual lock-up period and other legal restrictions on resale discussed in this annual report, the trading price of our common shares could decline. As of March 31, 2012, we had 595,868,022 outstanding common shares (including 18,218,164 nonvested common shares awarded under our share incentive plan and excluding common shares issuable upon the exercise of outstanding options with respect to our common shares under our share incentive plan). All of our outstanding shares are eligible for sale in the public market, although a portion is subject to volume limitations under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. In addition, common shares subject to outstanding options under our share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2011, and we do not expect to become one in the future, although there can be no assurance in this regard. If we become a PFIC, United States Holders, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations”, of our common shares or ADSs may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.” Moreover, as the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, as discussed under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company”.

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

The trading price of our ADSs may be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in late 2008 and early 2009, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or in certain circumstances, an in personam judgment for non-monetary relief and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Item 4.           INFORMATION OF THE COMPANY

A.                                     History and Development of the Company

Our legal and commercial name is HiSoft Technology International Limited. Our principal executive offices are located at

33 Lixian Street, Qixianling Industrial Base, Hi-Tech Zone, Dalian 116023, People’s Republic of China, and our telephone number is 86-411-8455-6655. Our Internet website address is www.hisoft.com. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017, United States.

We commenced operations in November 1996 as Haihui Dalian. In August 2002, Haihui Dalian established Haihui Sci-Tech Japan Co., Ltd., which we have renamed as hiSoft Japan Co., Ltd., or HiSoft Japan, in Tokyo, Japan as a wholly-owned subsidiary. In September 2003, Haihui Dalian established DMK International, Inc., or DMK International, in Delaware as a wholly-owned subsidiary.

To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, HiSoft Technology International Limited, or HiSoft International, in May 2004. In connection with this restructuring, HiSoft International established a wholly-owned subsidiary, HiSoft Dalian, in Dalian, China and HiSoft Dalian entered into a series of contractual arrangements with Haihui Dalian and its shareholders to acquire effective control over Haihui Dalian.

Since 2005, we have expanded our operations through a series of acquisitions and investments described below.

•                  In December 2005, we acquired 51% of the business of Beijing Tianhai Hongye International Software Co., Ltd., or Tianhai International, a Beijing-based software outsourcing provider, and in December 2006, we acquired the remaining 49%. To effect the Tianhai International business acquisition, HiSoft Holdings BVI, a BVI holding company, and its wholly owned PRC subsidiary, HiSoft Beijing, were formed to hold and operate the underlying business. We acquired our interest in the business by acquiring shares of the offshore holding company, HiSoft Holdings BVI.

•                  In December 2005, we acquired 55% of the business of Teksen Systems, a Hong Kong and Guangzhou-based IT services provider, and in January 2007 we acquired the remaining 45% of the business. To effect the Teksen Systems business acquisition, HiSoft Systems BVI, a BVI holding company, and its wholly-owned subsidiaries, HiSoft Systems Hong Kong Ltd., or HiSoft Hong Kong, and HiSoft Shenzhen were formed to hold and operate the underlying business.

•                  In December 2006, we established HiSoft Envisage, Inc., or HiSoft Envisage, in Delaware to acquire Envisage Solutions, a US-based provider of packaged software services. This acquisition was completed in December 2006.

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

•                  In December 2007, we acquired T-est Pte. Ltd, or T-est, a Singapore-based research and development services provider, which we renamed HiSoft Singapore Pte. Ltd., or HiSoft Singapore.

•                  In December 2007, we acquired Daemoyrod Corporation, an Oracle application software implementation and support specialist with operations in the United States and Mexico, by merging it into HiSoft Wave, Inc., our wholly-owned subsidiary, or HiSoft Wave.

•                  In January 2009, we established Wuxi HiSoft Services Ltd., or Wuxi HiSoft, and, in December 2009, we established Wuxi HiSoft Technology Training Co., Ltd., or Wuxi Training Centre, through Wuxi HiSoft.

•                  In August 2009, we acquired a business process support team from AIA Information Technology (Guangzhou) Co., Ltd.

•                  In October 2009, we acquired the testing business of MG Digital Pte. Ltd., a Singapore-based research and development services provider.

•                  In December 2009, we acquired AllianceSPEC Pte. Ltd., an IT transaction system testing company based in Singapore.

•                  In February 2010, we acquired Beijing Horizon Information & Technology Co., Ltd., or Horizon Information, an IT testing company based in China.

•                  In April 2010, we acquired Echo Lane, Inc., or Echo Lane, a consulting services firm in the U.S. with expertise in cloud computing.

•                  In July 2010, we acquired Insurance Systems Laboratory Co., Ltd., or ISL, a Japan-based IT consulting firm specializing in IT systems for insurance companies.

•                  In October 2010, we acquired substantially all of the businesses and assets of Besure Technology Co., Ltd., or Besure, a China-based IT services firm specializing in SAP consulting and implementation services.

•                  In January 2011, we acquired substantially all of the business and assets of Beans Group Pte. Ltd., or Beans, a Singapore-based research and development service provider.

•                  In January 2011, we established HiSoft Jinxin Technology (Beijing) Co., Ltd., or HiSoft Jinxin, in Beijing, in which we own 60% interest.

•                  In February 2011, we acquired a business team from a China-based IT services firm that provides banking and financial IT services.

•                  In April 2011, we acquired substantially all of the businesses and assets of iConnect, Inc., or iConnect, a US-based development and testing services provider.

•                  In April 2011, we acquired substantially all of the businesses and assets of Shanghai Yuetong Software Technology Co., Ltd., or Yuetong, a China-based development and testing services provider.

•                  In June 2011, we acquired substantially all of the businesses and assets of Beijing Ascent Business Technology Co. Ltd, or Ascent, a China-based professional technical training services provider.

•                  In July 2011, we acquired NouvEON Technology Partners, Inc., or NouvEON, a US-based IT consulting services firm.

•                  In October 2011, we acquired Shanghai HURO Digital Technology Co. Ltd, or HURO, a China-based IT service firm that provides IT consulting services for clients in BFSI industry.

•                  In February 2012, we acquired Logoscript International S.L., or Logoscript, a Spain-based software localization and technical translation services provider and its three subsidiaries based in Spain, Brazil and Portugal respectively, and we are still in the process of completing local share transfer registration.

•                  In March 2012, we acquired substantially all of the businesses and assets of Shenzhen Longhaul Information Technology Ltd., or Longhaul, a China-based SAP consulting company, which mainly provides SAP implementation and maintenance services in southern China.

Our Initial Public Offering

In July 2010, we completed our initial public offering, in which we offered and sold an aggregate of 121,600,000 common shares in the form of ADSs, raising $58.6 million in net proceeds, before expenses and several of our shareholders sold an aggregate of 19,000,000 common shares in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, we sold an aggregate of 16,371,673 additional common shares in the form of ADSs, raising an additional $7.9 million in net proceeds, before expenses, and certain of our shareholders sold an aggregate of 4,718,327 additional common shares in the form of ADSs.

Follow-on Public Offering

In December 2010, we completed a follow-on public offering, in which we offered and sold an aggregate of 9,500,000 common shares in the form of ADSs, raising $12.3 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 85,500,000 common shares in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, certain of our shareholders sold an aggregate of 14,250,000 additional common shares in the form of ADSs.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment, leasehold improvements and investment in equipment, technology and operating systems. Our capital expenditures were $3.9 million, $5.8 million and $7.7 million in 2009, 2010 and 2011, respectively. Our capital expenditures were primarily related to purchasing new equipment for new employees and to replace existing equipment.

We are evaluating various options to expand our capacity, including the establishment of a new campus. The construction of such a campus could cost between $25 million and $50 million over several years, which we would intend to fund with cash on hand and cash from operations. The timing and feasibility of such a project has not been determined as of the date of this annual report.

B.                                    Business Overview

Overview

We are a leading China-based provider of outsourced IT and research and development services, primarily for companies in the U.S. and Japan, including subsidiaries of 39 Fortune Global 500 companies. We were ranked third by International Data Corporation, or IDC, among the Top Ten China-based Offshore Software Development Service Providers in China by revenues in 2011. In addition to our strong market presence in the U.S. and Japan, we are leveraging our global capabilities to rapidly grow our business in China, which is benefiting from increased demand for China-based outsourced IT services from multinational and domestic corporations in China.

Our two service lines consist of IT services and research and development services. Our IT services include application development, testing and maintenance services for custom applications, or ADM, and as well as implementation and support services for packaged software, or CPS. Our research and development services include software and hardware testing as well as software globalization services. In 2010 and 2011, IT services contributed 52.4% and 57.6% of our net revenues, respectively, while research and development services contributed 47.6% and 42.4% of our net revenues, respectively. Our CPS services, comprising a portfolio of high value-added solutions, recorded revenue growth of 303.5% supported by strong demand from customers in Greater China and the United States in 2011 compared to 2010.

We focus primarily on clients in the technology and banking, financial services and insurance industries, or BFSI. These industries have historically represented a significant proportion of outsourcing spending and, we believe, will continue to represent the greatest market opportunity for us. In 2010 and 2011, technology clients accounted for 63.0% and 54.8% of our net revenues, respectively. In 2010 and 2011, BFSI clients accounted for 24.1% and 27.8% of our net revenues, respectively.

We primarily target global companies that already use outsourced technology service providers from other geographies. In 2010 and 2011 approximately 235 and 294, respectively, of our clients were headquartered outside of China. We also actively seek to expand our service offerings to existing clients. From 2007 to 2011, we were successful in increasing the number of clients from whom we received between $1.0 million and $5.0 million in annual net revenues from 10 to 26, the number of clients from whom we received between $5.0 million and $10.0 million in annual net revenues from 4 to 7 and the number of clients from whom we received more than $10.0 million in annual net revenues from nil to 3. In 2010 and 2011, 95.9% and 89.5%, respectively, of our net revenues were derived from clients that used our services in the prior year.

We provide our services through a combination of onshore and offshore delivery capabilities depending on the nature of the work and the client’s needs. As of the date of this annual report, we had nine delivery centers of which eight were in China, located in Beijing, Chengdu, Dalian, Guangzhou, Shanghai, Shenzhen, Wuxi and Xi’an, and one was in Singapore. For our onshore delivery, we employ account managers and technology specialists with substantial experience in our focus industries of technology and BFSI. These employees are typically based in our offices in the U.S., Japan and Singapore to work directly with existing and target clients. We believe that having industry-focused account managers and key project delivery personnel onshore helps us better understand our clients’ needs and results in higher quality service delivery.

For clients that require dedicated resources, we also establish and manage client-centric offshore delivery centers within our facilities to provide our clients with greater control over staffing and process delivery. As of the date of this annual report, we maintained dedicated offshore delivery centers for 19 of our clients. In March 2003, we became one of the first China-based companies to receive the Capability Maturity Model, or CMM, Level 5 certification, the highest level of the Software Engineering Institute’s CMM categorization for measuring the maturity of software processes. In addition, we were the first China-based outsourced technology service provider to operate a General Electric certified global development center.

Our net revenues have grown from $63.1 million in 2007 to $219.0 million in 2011, representing a compound annual growth rate, or CAGR, of 36.5%. Our gross profit has increased at a CAGR of 48.8% from $15.6 million in 2007 to $76.6 million in 2011. We had a net loss of $0.9 million in 2007, compared to net profit of $18.4 million in 2011. For 2010 and 2011, respectively, 54.1%

and 49.3% of our net revenues were derived from clients headquartered in the U.S., 23.0% and 18.6% from Japan, 9.3% and 8.6% from Europe and 8.6% and 18.0% from China and 5.0% and 5.5% from Asia South. Asia South consists of countries in the Asia Pacific region excluding Japan and Greater China, formerly referred to as “Others”.

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

Application maintenance services involve a variety of application system maintenance and user support functions. By outsourcing legacy maintenance, our clients can focus on core development and new technologies, while their mission critical business systems continue to operate without interruption. Our application maintenance services include:

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

Our expanding line of consulting services helps clients identify, evaluate and address their business needs with a keen focus on enhancements to their technology platform. Our engagement may be overall in nature or highly targeted to meet specific business functionalities. We market these services to senior level executives, including the chief executive and chief information officers, who provide us enhanced opportunities to cross-sell our services, deepening our penetration and expanding our wallet-share of clients.

IT Services Case Studies

The following case studies have been included to illustrate the type of IT services we have provided to our clients as well as how we have been able to develop some of our client relationships.

IT Services Case Study 1.  Our client, a financial services provider, had been working with a local service provider in Hong Kong. Due to increasing business volume and expected future growth for their Asia division, they identified the need for a more experienced service provider that could offer an expanded range of services, improved systems processes and minimal disruption to their business during the transition. In the three years since they hired us, we have built two dedicated service centers to serve the client, both compliant with the client’s strict security and compliance parameters. In the process, we were able to transition the work to our delivery centers, including moving a majority of the work from Hong Kong to Shenzhen, China. Furthermore, we have expanded the scope of services we provide to the client to include application maintenance and application testing in addition to application development. Subsequently, the client’s Asia division recommended us to their European division where we have since been awarded several initial projects.

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

IT Services Case Study 3.  Our client is a company with businesses in the industrial and financial sectors. Prior to working with us, the client had an established program for outsourcing and off-shoring primarily using India-based IT service providers. To better serve its expanding operations in Asia as well as diversify the number and location of its IT service providers, the client began a search and selection process to identify suitable China-based vendors. We believe we were among over 100 companies considered and the first of four to be selected as a qualified vendor in China eligible to serve many of the client’s businesses around the world.

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

Research and Development Services Case Study 2.  Our client is a software company specializing in network products, cloud computing and the virtualization of desktops, servers and applications. These products are complex and multi-lingual. Each new version and additional language capability only increases the product’s complexity, which in turn further challenges the efficiency and effectiveness of the globalization and testing of the new software. After conducting a formal selection process, the client selected us from a group of China-based outsourcing vendors to help improve its globalization and testing efficiencies and to decrease its overall cost.

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

Our offshore capabilities comprise dedicated teams of professionals in China that form extensions of our clients’ development teams and IT departments. We tailor the composition of our teams to the specific needs of each client. Once the initial phases of an engagement have been completed, we generally utilize a greater portion of offshore resources over the remainder of the engagement, which allows us to better leverage our substantial base of offshore resources to maximize the cost-effectiveness of our services. In 2011, for example, 81.3% of our services, as measured by net revenues, were delivered using offshore resources. We believe our demonstrated ability to establish a new offshore delivery center in as little as three to four months is an important part of our delivery model and a competitive advantage in serving our clients.

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

In 2009, 13.7% of our net revenues were derived from our contracts with Microsoft. In 2010, a US-based multinational IT company and Microsoft each accounted for 10% or more of our net revenues, and in aggregate accounted for 23.1% of our net revenues. In 2011, a US-based multinational IT company accounted for 10.9% of our net revenues.

The following table sets forth percentage of our net revenues for the years ended December 31, 2009, 2010 and 2011 by location of clients’ headquarters:

	% of Net Revenues for
Client Location	2009	2010	2011
United States	59.6%	54.1%	49.3%
Japan	25.3%	23.0%	18.6%
Greater China (including Hong Kong)	3.1%	8.6%	18.0%
Europe	10.1%	9.3%	8.6%
Asia South	1.9%	5.0%	5.5%

The following table sets forth the percentage of our net revenues by client industry for the years ended December 31, 2009, 2010 and 2011:

	% of Net Revenues for
Client Industry	2009	2010	2011
Technology	61.5%	63.0%	54.8%
BFSI	23.7%	24.1%	27.8%
Others (1)	14.8%	12.9%	17.4%

(1)                                  Includes manufacturing, telecommunications and life sciences.

The following table shows the distribution of our clients by net revenues for the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
> $1 million, < $5 million	16	19	26
> $5 million, < $10 million	4	5	7
> $10 million	1	3	3

Sales and Marketing

Our sales and marketing strategy is targeted at increasing market awareness of our brand and service offerings, gaining new business from target clients, cross-selling our services to existing clients, and promoting repeat business from existing clients.

Our executive management team is actively involved in business development and managing our key client relationships.

As of December 31, 2011, we had 74 sales professionals, with 48 based in China, 10 based in the United States, 10 based in Japan and 6 based in Singapore. We have also been rapidly building our sales force in China. We believe that we have a strong sales team located in our key target markets, and this gives us a competitive advantage over many other China-based offshore outsourced technology services providers that do not have as extensive onshore sales and marketing capabilities.

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

In 2006, HiSoft was among the first China-based companies to be ranked in the annual Global Outsourcing 100® published by the International Association of Outsourcing Professionals®, or IAOP®. Since 2006, HiSoft has been continuously ranked by IAOP® among the top 100 companies. Since 2007, HiSoft has been continuously ranked by International Data Corporation, or IDC, among the top three China-based offshore software development providers. In 2011, Hisoft was ranked by Common Sense Advisory as the top China-based firm among the top 50 global language services providers and is the only China-based company to be continuously listed on this list since 2008. In 2011, HiSoft was one of the Top Ten Leading Service Providers in China’s Outsourcing Industry jointly selected by Gartner, Inc., an information technology research and advisory company, and IDC. In March 2012, HiSoft ranked as the No.1 out of the “2011 Top 50 China Outsourcing Service Providers in China” by ChinaSourcing, a government-established public brand supervised by the Ministry of Commerce of China for the promotion and development of China’s outsourcing industry in the world. However, many of our China-based and international competitors may have greater financial, human and marketing resources, a broader range of service offerings, greater technological expertise, more experienced personnel, longer track records, more recognizable brand names and more established relationships in industries that we currently serve or may serve in the future. Moreover, a number of the global offshore outsourced technology services companies with which we compete have established operations in China.

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

Pursuant to the Administrative Rules on the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account transactions, obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by SAFE, the PBOC and other PRC governmental agencies.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi that restricts how the converted Renminbi may be used. Pursuant to SAFE Circular 142, the Renminbi funds obtained from the settlement of foreign currency-denominated registered capital of a foreign-invested enterprise may only be used for purposes within the business scope as approved by the applicable governmental authority, and cannot be used for equity investments within the PRC unless such investments are otherwise provided for in the enterprise’s business scope. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company. The use of such RMB capital may not be altered from the original purposes for the conversion as reported to SAFE without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation.

Regulations on Dividend Distribution

The PRC Wholly Foreign-owned Enterprise Law (1986), as amended, the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended, the PRC Chinese-Foreign Equity Joint Venture Law (1979), as amended, and the Implementing Rules of the PRC Chinese-Foreign Equity Joint Venture Law (1983), as amended, are the principal regulations governing distribution of dividends of wholly foreign-owned enterprises and Chinese-foreign equity joint ventures in China. Under these regulations, wholly foreign-owned enterprises and Chinese-foreign equity joint ventures in China may, subject to the ongoing compliance with applicable foreign exchange regulations, distribute dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each wholly foreign-owned enterprise or Chinese-foreign equity joint venture in China is required to contribute at least 10% of its annual after-tax profits each year, if any, determined in accordance with PRC accounting standards to its general reserves fund until the cumulative amount in the reserve fund reaches 50% of the enterprise’s registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to fund its staff welfare fund.

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

SAFE Circular 75

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Furthermore, PRC citizens or residents are also required to remit profits, dividends and other capital variation incomes in foreign exchange paid by the special purpose company to China within 180 days following their receipt of the same. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which became effective in July 2011. The guidance imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the noncompliance to the local branch of SAFE.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply, with SAFE Circular 75 requirements. We understand that our PRC citizen or resident beneficial owners have completed initial registration with the local counterpart of SAFE in Dalian, and are in the process of completing amendment registration under SAFE Circular 75. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 75 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, lead to potential liability for our onshore subsidiaries, and in some instances, for their legal representatives and other liable individuals, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies, or the Share Option Rules, which supersedes the Operating Procedures on Administration of Foreign Exchange for Domestic Individuals Participating in Employee Share Ownership Plans and Share Option Plans of Overseas Listed Company issued by SAFE in March 2007.

Under the Share Option Rules, PRC citizens or residents habitually residing in the PRC continuously for over one year, who have been granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required to, through the PRC subsidiary of such overseas listed company to appoint a qualified PRC agent, register with SAFE and complete certain other procedures related to the share holding plan, share option plan or other similar share incentive plans. Concurrent with the registration with SAFE, the qualified PRC agent is required to obtain an approval from SAFE for an annual allowance for the foreign exchanges in connection with the share holding or exercise of share option, and an approval for opening a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with share purchases or share option exercises, returned principals or profits upon sale of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, foreign exchange income of the participating PRC residents received from the sale of share and dividends distributed by the overseas listed company are required to be fully remitted into such special domestic foreign currency account before distribution to such participants. In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Stock Option Rules. We and our PRC resident employees who have been granted share options have been subject to these rules since the listing and trading of our ADSs on the Nasdaq Global Market.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including each of our significant subsidiaries, as of the date of this annual report.

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

(2)                                  Pending completion of local share transfer registration.

Our Subsidiaries

As of the date of this annual report, we had the following significant subsidiaries:

Non-PRC Subsidiaries

•                  AllianceSPEC, our wholly-owned subsidiary incorporated in Singapore that primarily provides application testing services to BFSI clients;

•                  DMK International, our wholly-owned subsidiary incorporated in Delaware that primarily provides IT outsourcing services, including application development and maintenance services;

•                  Echo Lane, our wholly-owned subsidiary incorporated in California that primarily provides consulting services for cloud computing solutions and related applications;

•                  HiSoft Envisage, our wholly-owned subsidiary incorporated in Delaware that primarily provides consulting services, including enterprise resource planning, customer relationship management and business intelligence consulting, and serves as our front office for the U.S. market;

•                  HiSoft Hong Kong, our wholly-owned subsidiary incorporated in Hong Kong that primarily provides IT outsourcing services, including application development and maintenance services, to BFSI clients;

•                  HiSoft Japan, our wholly-owned subsidiary incorporated in Japan that primarily provides IT outsourcing services, including application development and maintenance services, to clients in the BFSI and technology industries and serves as our front office for the Japan market;

•                  HiSoft Singapore, our wholly-owned subsidiary incorporated in Singapore that primarily provides IT outsourcing services, including hardware and software testing services, to clients in the technology industry and serves as our front office for the Singapore market;

•                  ISL, our wholly-owned subsidiary incorporated in Japan that primarily provides IT consulting services to clients in the insurance industry;

•                  NouvEON, our wholly-owned subsidiary incorporated in the United States that primarily provides IT and process consulting services;

•                  Logoscript, our wholly-owned subsidiary incorporated in Spain that primarily provides software localization and technical translation services.

PRC Subsidiaries

•                  HiSoft Beijing, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including testing and localization services;

•                  HiSoft Chengdu, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services;

•                  Haihui Dalian, our variable interest entity that had no material operations as of the date of this annual report;

•                  HiSoft Dalian, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services;

•                  HiSoft Shanghai, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services;

•                  HiSoft Shenzhen, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services, for clients in the BFSI industry;

•                  Horizon Information, our wholly-owned subsidiary incorporated in the PRC that primarily provides application testing services, including application development and maintenance services, for clients in the telecom industry;

•                  Wuxi HiSoft, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance, testing and localization testing services;

•                  Wuxi Training Centre, our wholly-owned subsidiary incorporated in the PRC that had no material operations as of the date of this annual report but is expected to provide IT training programs for university graduates as part of our resource planning strategy;

•                  HURO, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting services for clients in the BFSI industry; and

•                  HiSoft Jinxin, a 60% owned subsidiary incorporated in the PRC that primarily provides IT consulting service for clients in the BSFI industry.

D.                                    Property, Plant and Equipment

Our principal offices, together with our Dalian delivery center, occupy a total of 12,996 square meters, for which we have a lease that expires in September 2014. Our other offices and delivery centers in China are located in leased offices in Beijing, Chengdu, Shanghai, Shenzhen, Wuxi, Guangzhou, Xi’an and Nanjing occupying a total of 56,716 square meters. We also have leased offices in Hong Kong, Japan, Singapore and the United States that occupy a total of 8,267 square meters. We believe that we can obtain additional space for offices and delivery centers on reasonable terms to meet our future requirements.

The following table describes each of the leases for our headquarters, delivery centers, sales and service office and onshore offices as of the date of this annual report:

Location	Space	Usage of Property
	(in square meters)
China:
Dalian	12,996	Headquarter and Delivery Center
Beijing	9,501	General Administration/Delivery Center
Chengdu	1,321	Delivery Center
Guangzhou	799	Delivery Center
Shanghai	4,083	Delivery Center
Shenzhen	5,249	Delivery Center
Wuxi	32,250	Delivery Center
Xi’an	3,413	Delivery Center
Nanjing	100	Sales and Service Office
Total	69,712
Hong Kong	134	Onshore Office
Japan:
Tokyo	385	Onshore Office
United States:
Atlanta	9	Onshore Office
Morrisville	209	Onshore Office
Charlotte	604	Onshore Office
San Francisco	325	Onshore Office
San Jose	291	Onshore Office
Total	1,438
Singapore	6,103	Delivery Center
Singapore	207	Onshore Office
Total	6,310

Item 4A.              UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

A.                                     Operating Results

Overview

We are a leading China-based provider of IT and research and development services, primarily for companies in the U.S. and Japan, including 39 Fortune Global 500 companies. We were ranked third by IDC among the Top Ten China-based Offshore Software Development Service Providers in China by revenues in 2011. In addition to our strong market presence in the U.S. and Japan, we are leveraging our global capabilities to rapidly grow our business in China, which is benefiting from increased demand for China-based outsourced IT services from multinational and domestic corporations in China.

Our two service lines consist of IT services and research and development services. Our range of IT services include application development, testing and maintenance services for custom applications, or ADM, as well as implementation and support services for packaged software, or CPS. CPS services comprise a portfolio of high value-added solutions.

Our research and development services include software and hardware testing as well as software globalization services.

We focus primarily on clients in the technology and BFSI industries. These industries have historically represented a significant proportion of outsourcing spending and, we believe, will continue to represent the greatest market opportunity for us. In 2009, 2010 and 2011, technology clients accounted for 61.5%, 63.0% and 54.8% of our net revenues, respectively. For the year ended December 31, 2009, December 31, 2010 and December 31, 2011, BFSI clients accounted for 23.7%, 24.1% and 27.8% of our net revenues, respectively.

We began our operations in 1996 and have expanded rapidly in recent years, driven by increases in our service delivery capabilities and acquisitions of complementary businesses. Our net revenues were $91.5 million in 2009, $146.6 million in 2010 and $219.0 million in 2011. We had net income of $7.4 million, $12.1 million and $18.4 million in 2009, 2010 and 2011, respectively.

Our business is managed as a single operating segment. For the purpose of the following discussion regarding our financial performance from 2009 to 2011, we have also presented net revenues generated by our service offerings.

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

Key macro-level factors affecting our results of operations include:

•                  Market demand.  Our net revenues are significantly affected by changes in demand for outsourced technology services by multinational corporations and software companies, especially demand for China-based outsourced technology service providers. For example, a decline in a client’s technology budget may have an adverse effect on the amount and types of services they seek from us. As a result of the last global economic crisis and a slowdown in business activities, we experienced a decrease in demand for outsourced technology services in general that has led to a decrease in our net revenues from 2008 to 2009. However, in the second half of 2009 and continuing into 2010 and 2011, we have recovered and experienced increasing work order demand.

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

•                  Wage rates.  Our cost of revenues and operating expenses, and therefore gross margins and operating margins, may be affected by changes in wage rates in countries where we operate, particularly in China where most of our employees are based. As a result of the rapid economic growth in China and the increased competition for skilled employees in China, we have experienced a general increase in wages in China, both in more developed cities such as Beijing, Dalian, Shanghai and Shenzhen and, to a lesser extent, in other cities such as Wuxi, Xi’an and Chengdu.

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

•                  Employee utilization.  We make hiring decisions and manage employee utilization based on our assessment of our project pipeline and staffing requirements. Employee utilization is typically higher for longer-term engagements due to increasing predictability of client needs over the course of the engagement. Our ability to effectively manage employee utilization will affect our efficiency on individual projects and resource allocation, and will ultimately impact our gross margin and our results of operations.

Net Revenues

Our net revenues represent our total revenues from operations, less business taxes. The following table sets forth our net revenues by type of service offering for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
IT services	$47,139	51.5%	$76,824	52.4%	$126,105	57.6%
CPS	4,790	5.2%	9,310	6.4%	37,567	17.2%
ADM	42,349	46.3%	67,514	46.0%	88,538	40.4%
Research and development services	44,317	48.5%	69,755	47.6%	92,884	42.4%
Total net revenues	$91,456	100.0%	$146,579	100.0%	$218,989	100.0%

Historically, IT services have contributed the substantial majority of our net revenues. In the past three years, our net revenues from IT services increased significantly in absolute terms as a result of the growth of our CPS services. The growth was largely due to a strong demand for our portfolio of high value-added services, including banking, finance and SAP solution from customers in both China and the United States. The global economic crisis adversely affected the demand for our outsourced technology services during 2009. However, in the second half of 2009 and continuing into 2010, we experienced increasing work order demand due in part to the recovery in the global economy.

Our net revenues from research and development services represented 48.5%, 47.6% and 42.4% of our total net revenues in 2009, 2010 and 2011, respectively. This was primarily driven by the rise in the number of multi-national corporations outsourcing research and development work to technology services providers based in China. Demand for research and development services is also in general less adversely affected by economic downturns as such services are typically tied to clients’ multi-year product development cycles, which are usually not subject to short-term adjustments. Furthermore, in order to achieve greater cost-efficiency in adverse economic conditions, clients typically outsource additional research and development services to technology services providers and consolidate the number of outsourced service providers used, which contributed favorably to the growth of our net revenues from research and development services in 2010 and 2011.

Prior to 2006, we generated most of our revenues from clients located in Japan. From 2007 to 2011, we successfully expanded our target geographies to service clients in the U.S., Europe, China and Asia South. The following table sets forth our net revenues based on our clients’ headquarters for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
U.S.	$54,541	59.6%	$79,328	54.1%	$107,925	49.3%
Japan	23,160	25.3%	33,779	23.0%	40,724	18.6%
Greater China (including Hong Kong)	2,865	3.1%	12,662	8.6%	39,410	18.0%
Europe	9,280	10.1%	13,540	9.3%	18,793	8.6%
Asia South	1,610	1.9%	7,270	5.0%	12,137	5.5%
Total net revenues	$91,456	100.0%	$146,579	100.0%	$218,989	100.0%

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

Many of our clients are multinational corporations with local subsidiaries in jurisdictions outside of the jurisdiction of their headquarters, such as Japan and the U.S. The following table sets forth our net revenues based on the location of our clients’ contracting entities for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Greater China (including Hong Kong)	$32,999	36.1%	$48,801	33.3%	$87,264	39.8%
U.S.	22,960	25.1%	33,992	23.2%	49,271	22.5%
Japan	24,694	27.0%	39,033	26.6%	47,671	21.8%
Asia South	8,393	9.2%	20,980	14.3%	29,673	13.6%
Europe	2,410	2.6%	3,773	2.6%	5,110	2.3%
Total net revenues	$91,456	100.0%	$146,579	100.0%	$218,989	100.0%

The following table sets forth our net revenues by client industry for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Technology	$56,222	61.5%	$92,403	63.0%	$120,101	54.8%
BFSI	21,697	23.7%	35,388	24.1%	60,893	27.8%
Others (1)	13,537	14.8%	18,788	12.9%	37,995	17.4%
Total net revenues	$91,456	100.0%	$146,579	100.0%	$218,989	100.0%

(1)                                  Includes manufacturing, telecommunications and life sciences.

We are primarily focused on clients in the technology and BFSI industries. During 2009, we experienced a significant decrease in work order demand from clients in the BFSI industry, mostly as a result of the global economic crisis and its pronounced effect on financial institutions. On the other hand, net revenues generated from clients in the technology industry continued to increase in 2009 despite the global economic crisis, mainly due to the fact that research and development services are typically provided to clients in the technology industry and such services are less adversely affected by economic downturns. In 2010 and 2011, our growth in net revenue from both technology and BFSI industries was primarily driven by the increase in demand for outsourced technology services.

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

The following table shows the distribution of our clients by net revenues for the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
> $1 million, < $5 million	16	19	26
> $5 million, < $10 million	4	5	7
> $10 million	1	3	3

Most of our contracts are priced on a time-and-materials basis, with the remainder priced on a fixed-price basis. Net revenues from time-and-materials contracts accounted for 86.3%, 82.6% and 80.0% of our total net revenues in 2009, 2010 and 2011, respectively.

We derive our net revenues from a combination of onshore and offshore delivery. We categorize revenues from onshore work in the U.S. and Japan as onshore revenues. For the year ended December 31, 2009, 2010 and 2011, our onshore revenues accounted for 22.3%, 17.7% and 18.7% of our net revenues, respectively.

Cost of Revenues, Gross Profit and Gross Margin

The following table sets forth our total net revenues, cost of revenues, gross profit and gross margin for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Total	% of Total Net Revenues	Total	% of Total Net Revenues	Total	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Total net revenues	$91,456	100.0%	$146,579	100.0%	$218,989	100.0%
Cost of revenues	58,759	64.2%	92,718	63.3%	142,427	65.0%
Gross profit and gross margin	32,697	35.8%	53,861	36.7%	76,562	35.0%

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

Wage levels for our professionals in China are generally lower than those in client locations such as the U.S. and Japan. Moreover, wage levels vary across different regions of China, with wage levels generally being higher in more developed cities such as Beijing, Shanghai and Shenzhen. As a result, our cost of revenues is significantly affected by the location from which we deliver services. We have begun to develop, and plan to continue developing, offshore delivery centers in cities with relatively lower wage levels, such as in Wuxi, Dalian and Xi’an, and have increased the proportion of our professionals in offshore delivery centers in cities with lower wage levels.

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

Our gross margin for both IT services and research and development services generally improved from 2009 to 2010. This is primarily due to our continued efforts to improve our service delivery processes. Our total net revenues from services provided offshore, which generate higher gross margin due to the lower cost base are 77.7% in 2009, 82.3% in 2010 and 81.3% in 2011. Our efforts to develop offshore delivery centers in China, especially in cities with relatively lower wage levels, have allowed us to decrease the overall compensation expenses related to our professionals.  In addition, we have stringent cost control measures designed to align our staffing levels with the expected needs of our client projects, thereby improving the efficiency of our operations.

Our gross margin decreased slightly in 2011 compared to 2010, in part due to an increase in labor costs as well as reduced productivity and lost billings associated with the impact of the earthquake that struck Japan on March 11, 2011 and the subsequent tsunami. The decrease was partially offset by the growth in high value-added service solutions of CPS services in the same year.

Operating Expenses

Our operating expenses principally consist of selling and marketing expenses and general and administrative expenses. The following sets forth our general and administrative expenses and selling and marketing expenses for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Total	% of Total Net Revenues	Total	% of Total Net Revenues	Total	% of Total Net Revenues
	(dollars in thousands, except for percentages)
General and administrative expenses	$18,981	20.8%	$30,509	20.8	$40,603	18.5%
Selling and marketing expenses	5,968	6.5%	9,310	6.4%	16,924	7.7%
Change in fair value of contingent consideration	—	—	1,194	0.8%	1,824	0.8%

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

Our selling and marketing expenses in 2009, 2010 and 2011 included amortization of intangible assets acquired in our recent acquisitions were $60,000, $0.7 million and $2.0 million, respectively. The intangible assets primarily consist of the value of the acquired client base and contract backlog. Our selling and marketing expenses excluding amortization of intangible assets were $5.9 million, $8.6 million and $14.9 million in 2009, 2010 and 2011, respectively.

We anticipate our sales and marketing expenses will continue to increase as we continue to build sales and marketing teams in our target markets, primarily in China and Asia South.

Change in fair value of contingent consideration

In connection with the acquisitions including AllianceSPEC Pte. Ltd., Horizon, Echo Lane, Besure, Beans, NouvEON, and HURO, we agreed to pay certain performance-based cash consideration, which was measured and recorded at estimated fair value at the acquisition date and subsequently remeasured to fair value in each reporting period until settlement. As of December 31, 2011, the change in fair value of the contingent consideration was approximately $1.8 million, with a corresponding charge in earnings.

Other Income and Expenses

Other income and expenses consists primarily of interest income and expenses and changes in the fair values of warrants and foreign currency forward contracts.

Acquisitions

Historically, business acquisitions allow us to acquire additional expertise and capabilities and expand our client base and presence in key client locations, such as the United States. The financial results for our acquired businesses are consolidated in our operating results for periods after the acquisition. Therefore, our financial results in corresponding prior periods may not be directly comparable. Our acquisitions in 2011 contributed $18.9 million to our net revenues.

Our acquisitions in 2011 include:

• Beans, a research and development service provider based in Singapore;

• iConnect, Inc., a development and testing services provider based in United States;

• Yuetong, a development and testing services provider based in China;

• Ascent, a professional technical training services provider based in China;

• NouvEON, an IT consulting service firm based in United States:

• HURO, a IT service firm that provides IT consulting services for clients in BFSI industry based in China.

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

We had goodwill of $10.2 million, $18.6 million and $37.3 million as of December 31, 2009, 2010 and 2011, respectively. We had acquisition-related intangible assets of $2.0 million, $3.2 million and $13.3 million as of December 31, 2009, 2010 and 2011, respectively. We have and will continue to incur amortization expenses as we amortize acquired intangible assets with definite lives over their estimated useful lives. For additional information, see notes 8 and 9 to our audited consolidated financial statements included elsewhere in this annual report.

We do not amortize our goodwill but test it periodically for impairment. Impairment to our intangible assets and goodwill may adversely affect our results of operations. For additional information, see “Item 5. Operating and Financial review and Prospects—A. Operating Results—Operating Expenses—Impairment of Intangible Assets and Goodwill” and “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to Our Business— If we are not successful in integrating and managing our past and future strategic acquisitions, our business and results of operations may suffer and we may incur exceptional expenses or write-offs.”

Income Taxes

The current and deferred components of income tax expense were as follows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(dollars in thousands)
Current
- PRC and Hong Kong income tax expense	$1,692	$1,725	$968
- Japan income tax expense	50	136	78
- U.S. income tax expense	—	102	330
- Singapore income tax expense	107	374	1,006
Deferred
- PRC and Hong Kong income tax expense (benefit)	(100)	34	(881)
- Japan income tax expense (benefit)	(222)	266	(42)
- U.S. income tax (benefit) expense	(420)	(646)	241
- Singapore income tax expense (benefit)	(46)	(57)	18
Income tax expense	$1,061	$1,934	$1,718

Under the current laws of the Cayman Islands, our listed company, which was incorporated in the Cayman Islands, is not subject to taxation on its income or capital gains. However, there is a risk that we may be treated as resident in the PRC for tax purposes. See “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”  DMK International, HiSoft Envisage, HiSoft Wave, Echo Lane and NouvEON were established in the U.S. and are subject to U.S. federal income taxes at graduated rates ranging from 15% to 39% and state income taxes of 6%, 8.84%, 1%, 8.84% and 6.9%, respectively.

Our PRC subsidiaries were subject to standard income tax rates of 25% for 2009, 2010 and 2011. However, a number of our PRC subsidiaries enjoy various preferential treatments that have resulted in lower tax rates. See note 14 to our audited consolidated financial statements for additional information. Also see “Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to China—The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.”

On November 5, 2010, the Ministry of Finance, the Ministry of Commerce and the State Administration of Taxation jointly issued the Notice on the Relevant Enterprise Income Tax Polices on Advanced Technology Service Enterprises, or Notice 65, with retroactive effect from July 1, 2010. Under Notice 65, enterprises which qualify as “advanced technology service enterprises” are entitled to enjoy the tax rate of 15% from July 1, 2010 to December 31, 2013. HiSoft Shenzhen has obtained approval from the local tax authorities to enjoy the 15% preferential tax treatment as an “advanced technology service enterprise” in fiscal years from 2010 through 2013.

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

Our effective tax rate increased from 12.6% in 2009 to 13.8% for 2010 but decreased to 8.5% in 2011.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2009, 2010 and 2011. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2009		2010		2011
	(dollars in thousands, except for percentages)
Summary Consolidated Statements of Operating Data

Net revenues	$91,456	100.0%	$146,579	100.0%	$218,989	100.0%
Cost of revenues (1)(2)	58,759	64.2%	92,718	63.3%	142,427	65.0%
Gross profit	32,697	35.8%	53,861	36.7%	76,562	35.0%
Operating expenses:
General and administrative (2)	18,981	20.8%	30,509	20.8%	40,603	18.5%
Selling and marketing (1)(2)	5,968	6.5%	9,310	6.4%	16,924	7.8%
Change in fair value of contingent consideration	—	—	1,194	0.8%	1,824	0.8%
Total operating expenses	24,949	27.3%	41,013	28.0%	59,351	27.1%
Income from operations	7,748	8.5%	12,848	8.7%	17,211	7.9%
Other income (expenses):
Interest expense	(57)	(0.1)%	(44)	(* )%	(102)	(* )%
Interest income	567	0.6%	1,202	0.8%	2,979	1.4%
Change in fair value of foreign-currency forward contract	166	0.2%	(15)	(* )%	28	* %
Total other income	676	0.7%	1,143	0.8%	2,905	1.3%
Net income before income tax expense	8,424	9.2%	13,991	9.5%	20,116	9.2%
Income tax expense	(1,061)	(1.2)%	(1,934)	(1.3)%	(1,718)	(0.8)%
Net income	7,363	8.0%	12,057	8.2%	18,398	8.4%
Net income attributable to noncontrolling interest	—	—	—	—	(497)	(0.2)%
Net income attributable to Hisoft Technology International Limited	$7,363	8.0%	$12,057	8.2%	$17,901	8.2%

(1)                                  Includes acquisition-related amortization of intangible assets totaling $0.1 million, $0.9 million and $2.7 million in 2009, 2010 and 2011, respectively, allocated as follows:

	Year Ended December 31,
	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$16	$188	$696
Operating expenses:
Selling and marketing	60	687	1,981

(2)                                  Includes share-based compensation charges totaling $1.1 million, $4.0 million and $5.7 million in 2009, 2010 and 2011, respectively, allocated as follows:

	Year Ended December 31,
	2009	2010	2011
	(dollars in thousands)
Cost of revenues	$321	$606	$234
Operating expenses:
General and administrative	720	3,136	4,906
Selling and marketing	56	259	516

*              Less than 0.1%

Comparison of 2010 and 2011

Net Revenues

Total net revenues increased by $72.4 million, or 49.4%, from $146.6 million in 2010 to $219.0 million in 2011. Our two lines of services, IT services and research and development services, recorded year-on-year increases in net revenues of $49.3 million, or 64.1%, and $23.1 million, or 49.4%, respectively.  Included in our IT services are our CPS services, which comprise a portfolio of high value-added solutions. CPS services recorded revenue growth of 303.5% in 2011 compared to 2010 as a result of strong demand from customers in Greater China and the United States. Another component of our IT services, ADM, also recorded revenue growth of 31.3% in 2011 compared to 2010.

Cost of Revenues

Total cost of revenues increased by $49.7 million, or 53.6%, from $92.7 million in 2010 to $142.4 million in 2011. The increase was primarily due to an increase in headcount, consistent with the growth of our business operations. The increase in headcount contributed an increase of $38.1 million in salary and compensation costs.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit increased by $22.7 million, or 42.1%, from $53.9 million in 2010 to $76.6 million in 2011. Gross margin decreased from 36.7% in 2010 to 35.0% in 2011. The decline in our gross margin was partly due to (i) increased labor costs, (ii) our continued investment in high value-added solutions to develop more advanced solutions and expand our significant client base, and (iii) reduced productivity and lost billings associated with the impact of the earthquake that struck Japan on March 11, 2011, and subsequent tsunami. The decline in gross margin was partially offset by the growth in our high value-added service solutions of CPS services during the year.

Operating Expenses

Our total operating expenses increased by $18.3 million, or 44.7%, from $41.0 million in 2010 to $59.4 million in 2011.

General and administrative expenses.  Our general and administrative expenses increased by $10.1 million, or 33.1%, from $30.5 million in 2010 to $40.6 million in 2011. An increase in salary and compensation expenses of $3.9 million from 2010 to 2011 was the largest contributor to the increase in the general and administrative expenses. In addition, the increase was partially due to an increase in share-based compensation expenses and exchange loss expenses of $1.8 million and $2.3 million, respectively, in 2011. The exchange loss expenses mainly arose from U.S. dollars transferred into China which had not been converted to Renminbi yet. These losses were not generated by daily operating transactions. General and administrative expenses as a percentage of our total net revenues decreased from 20.8% in 2010 to 18.5% in 2011. Excluding the $3.5 million special doubtful accounts allowance we provided for in the fourth quarter of 2010, general and administrative expenses as a percentage of our total net revenues would have been 18.4% in 2010, which is relatively stable compared to 2011.

Selling and marketing expenses.  Our selling and marketing expenses increased by $7.6 million, or 81.8%, from $9.3 million in 2010 to $16.9 million in 2011. This increase was primarily due to increased salary and compensation expenses of $3.0 million for our sales and marketing team, in particular from our investment in high value-added service sales efforts and the expansion of our operations in Greater China. Selling and marketing expenses as a percentage of our total net revenues was 6.4% in 2010 and 7.8% in 2011.

Change in Fair Value of Contingent Consideration.  The change in fair value of contingent consideration increased to $1.8 million in 2011 from $1.2 million in the 2010. This increase was primarily due to the new acquisitions in 2011.

Other Income

Other income was $2.9 million in 2011 compared to $1.1 million in 2010. The increase was primarily due to an increase of interest income in 2011 as a result of an increase in cash and cash equivalents from the net proceeds of our initial public offering.

Income Tax Expense

We incurred an income tax expense of $1.7 million in 2011 compared to an income tax expense of $1.9 million in 2010.

Net Income

As a result of the foregoing, our net income increased to $18.4 million in 2011 from net income of $12.1 million in 2010.

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

Cost of Revenues

Total cost of revenues increased by $34.0 million, or 57.8%, from $58.8 million in 2009 to $92.7 million in 2010. The increase was in line with the growth in our net revenues for the same period and was primarily due to an increase in compensation expenses for our professionals and other employees as a result of increased headcount at our delivery centers. Cost of revenues as a percentage of our total net revenues decreased from 64.2% in 2009 to 63.3% in 2010.

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

General and administrative expenses.  Our general and administrative expenses increased by $11.5 million, or 60.7%, from $19.0 million in 2009 to $30.5 million in 2010, mainly due to $3.5 million special doubtful accounts allowance we provided in the fourth quarter of 2010, $3.1 million in share-based compensation expense and increased numbers of recruiting and training personnel. General and administrative expenses as a percentage of our total net revenues maintained relatively stable and remained at 20.8% in both 2009 and 2010.

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

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. During the years ended December 31, 2009, 2010 and 2011, there was no change in our unrecognized tax position.

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

Business combination

We account for acquired businesses using the purchase method of accounting. On January 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combination. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of the date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquire, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, we have estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value which changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

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

For the years 2009, 2010 and 2011, we performed the impairment assessment for goodwill and the fair value of the reporting unit all exceeded their carrying value. Therefore, we recognized no impairment loss of goodwill in 2009, 2010 and 2011.

Intangible assets with determinable useful lives are amortized either on a straight-line basis or using an accelerated method in the case of customer relationships.  Intangible assets with indefinite lives are not amortized until its useful life is determined to be no longer indefinite.

We evaluate intangible assets with determinable useful life for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We measure the carrying amount of the intangible asset against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.

We test an intangible asset that is not subject to amortization for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.

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

For the year 2008, we performed the impairment assessment for long-lived assets prior to performing the goodwill impairment test because some of our acquired businesses had not generated the results we expected at the time of acquisition. We recognized an impairment loss of intangible assets of $5.8 million. In 2009, 2010 and 2011, we did not recognize any impairment loss of long-lived assets.

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

The fair value of the common shares was determined with the assistance of American Appraisal China Limited, or American Appraisal, an independent third-party valuation firm. The valuation reports from American Appraisal have been used as part of our analysis in reaching our conclusion on share values. We reviewed the valuation methodologies used by American Appraisal and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our common shares.

Following our initial public offering, the fair value of our common shares is determined by reference to the trading prices of our ADSs on the Nasdaq Global Select Market.

The following table sets forth the fair value of our common shares estimated using contemporaneous valuations with the assistance of American Appraisal at the times indicated below.

Date	Fair Value	Purpose of Valuation
May 31, 2007	$0.13	Envisage Solutions earn-out payment
December 1, 2007	$0.27	Acquisition of T-est
December 31, 2007	$0.28	Acquisition of HiSoft Wave
April 1, 2008	$0.24	Employee share option grant
July 1, 2008	$0.28	Employee share option grant
October 1, 2008	$0.28	Employee share option grant
January 1, 2009	$0.25	Employee share option and nonvested share grants
April 1, 2009	$0.27	Employee share option and nonvested share grants
July 1, 2009	$0.28	Employee share option grant
August 1, 2009	$0.29	Employee nonvested share grant
September 1, 2009	$0.29	Employee share option grant
October 1, 2009	$0.29	Employee share option grant
December 1, 2009	$0.31	Acquisition of AllianceSPEC
January 1, 2010	$0.39	Employee share option and nonvested share grants
February 1, 2010	$0.47	Employee nonvested share grant
April 1, 2010	$0.62	Employee share option grant
May 1, 2010, June 1, 2010 and June 8, 2010*	$0.63	Employee share option and nonvested share grants

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

•                  Discount for lack of marketability, or DLOM. American Appraisal quantified DLOM using the Black-Scholes option-

                        pricing model. Under this option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of liquidity events, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. DLOMs of between 14.0% (as at January 1, 2007) and 7.0% (as at April 1, 2010) were used in our valuations. The lower DLOM that is used for the valuation, the higher is the determined fair value of the common shares.

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

•                  In November and December 2007, we completed three acquisitions, including: (i) Shanghai Shinko Computer Technology Co., Ltd., an outsourcing technology center for an existing client, Kobe Steel Ltd.; (ii) T-est, a Singapore-based research and development services provider, which we renamed HiSoft Singapore; and (iii) Daemoyrod, an Oracle application software implementation and support specialist with operations in the United States and Mexico by merging it into HiSoft Wave, our wholly-owned subsidiary. These acquisitions expanded our service offerings and our business to different geographical locations. We believed that the acquisitions would not only increase our forecasted free cash flow, but also reduce market concentration risks of our business. In view of the above, the discount rate was lowered from 22.0% as of May 2007 to 18.5% as of December 2007.

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

The fair value of our common shares increased from $0.25 per share as of January 1, 2009 to $0.29 per share as of August 1, 2009. We believe the increase in the fair value of the common shares from January 1, 2009 to August 1, 2009 was primarily attributable to the following factor:

•                  We completed the acquisition of a business process support team from AIA Information Technology (Guangzhou) Co., Ltd. in August 2009 and the testing business of MG Digital Pte. Ltd., a Singapore-based research and development services provider, in October 2009. We expected that these acquisitions would strengthen our IT services team and contribute to our revenue growth rate.

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

The fair values of our option awards granted in 2009, 2010 and 2011 were estimated on the date of grant using the Black-Scholes and binomial option pricing model using the following assumptions:

	Options Granted 2009	Options Granted 2010	Options Granted 2011
Risk-free interest rate range	3.04% - 3.89%	1.90% - 3.04%	1.44% - 2.90%
Expected dividend yield	0%	0%	0%
Expected life	6.0 - 6.9 years	5.5 – 6.1 years	5.5 – 6.1 years
Expected volatility	48.0% - 49.0%	47.0% - 55.0%	53.0%
Exercise price	$0.30 - 0.50	$0.30 - 1.38	$0.63 – 1.59
Fair value of the underlying common shares	$0.25 - $0.31	$0.39 - 1.38	$0.63 – 1.59

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

The following table set forth the options granted and nonvested share awards in 2009, 2010 and 2011:

Grant Date	Options / Nonvested Shares Granted	Exercise / Purchase Price ($ / Share)	Fair Value of Common Shares ($ / Share)	Intrinsic Value Per Option
Options:
January 1, 2009	90,000	0.50	0.25	0.00
April 1, 2009	384,500	0.30	0.27	0.00
July 1, 2009	1,025,000	0.30	0.28	0.00
August 1, 2009	2,000,000	0.30	0.29	0.00
September 1, 2009	500,000	0.30	0.29	0.00
October 1, 2009	190,000	0.30	0.29	0.00
December 1, 2009	1,945,000	0.30	0.31	0.01
January 1, 2010	3,620,000	0.30	0.39	0.01
April 1, 2010	10,960,000	0.40	0.62	0.22
May 1, 2010	200,000	0.40	0.63	0.23
June 1, 2010	650,000	0.80	0.63	0.00
July 1, 2010	323,000	0.56	0.56	0.00
August 1, 2010	58,000	0.61	0.61	0.00
October 1, 2010	30,000	1.38	1.38	0.00
January 1, 2011	660,400	1.59	1.59	0.00
April 1, 2011	680,846	0.97	0.97	0.00
June 1, 2011	258,400	0.82	0.82	0.00
November 7, 2011	475,000	0.63	0.63	0.00
Nonvested Shares:
January 1, 2009	500,000	0.0001	0.25	N/A
April 1, 2009	530,000	0.0001	0.27	N/A
August 1, 2009	3,000,000	0.0001	0.29	N/A
October 1, 2009	10,000	0.0001	0.29	N/A
January 1, 2010	3,000,000	0.0001	0.39	N/A
February 1, 2010	2,000,000	0.0001	0.47	N/A
May 1, 2010	379,500	0.0001	0.63	N/A
June 8, 2010	10,725	0.0001	0.63	N/A
September 1, 2010	114,000	0.0001	1.10	N/A
October 1, 2010	95,000	0.0001	1.38	N/A
October 12, 2010	634,916	0.0001	1.39	N/A
March 1, 2011	337,326	0.0001	1.09	N/A
March 2, 2011	20,292	0.0001	1.05	N/A
March 7, 2011	1,442,290	0.0001	1.10	N/A
May 6, 2011	2,097,809	0.0001	0.92	N/A
May 16, 2011	486,742	0.0001	0.85	N/A
July 1, 2011	4,695,000	0.0001	0.80	N/A
July 8, 2011	4,115,969	0.0001	0.78	N/A
August 4, 2011	4,000,000	0.0001	0.64	N/A
August 8, 2011	114,500	0.0001	0.56	N/A
September 1, 2011	495,000	0.0001	0.57	N/A
October 1, 2011	38,000	0.0001	0.46	N/A
November 1, 2011	700,000	0.0001	0.61	N/A
November 7, 2011	237,500	0.0001	0.63	N/A
November 15, 2011	532,133	0.0001	0.65	N/A
December 28, 2011	406,904	0.0001	0.48	N/A

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

The fair value of our common shares on and after July 1, 2010 was based on the last trading price of our ADSs on the Nasdaq Global Select Market.

The fair value of our unvested common share grants was estimated on the date of grant using the fair value of our common shares on the date of grant. We recorded share-based compensation of $1.1 million, $4.0 million and $5.7 million for options and nonvested common shares granted to employees for the years ended December 31, 2009, 2010 and 2011, respectively, according to a graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period.

Inflation

According to the National Bureau of Statistics of China, the change of consumer price index in China was (0.7%), 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.                                     Liquidity and Capital Resources

Liquidity and Capital Resources

In 2009, 2010 and 2011, we generated positive cash flow from operating activities. As of December 31, 2009, 2010 and 2011, we had approximately $54.8 million, $169.9 million and $113.9 million in cash and cash equivalents, respectively. The increase in cash and cash equivalents from 2009 to 2010 was primarily due to the net proceeds from our initial public offering and the follow-on public offering. The decrease from 2010 to 2011 was mainly due to repayment of bank loans and payment for acquisitions in 2011 totaling $59.5 million. Our cash and cash equivalents consist primarily of cash on hand and highly liquid investments. We believe that our cash and cash equivalents, anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(dollars in thousands)
Net cash provided by operating activities	$13,048	$11,522	$24,323
Net cash used in investing activities	(4,526)	(14,331)	(38,374)
Net cash provided by (used in) financing activities	63	116,003	(45,646)
Effect of foreign exchange rate changes on cash	(624)	1,857	3,660
Net increase (decrease) in cash and cash equivalents	7,961	115,051	(56,037)
Cash and cash equivalents at beginning of period	46,881	54,842	169,893
Cash and cash equivalents at end of period	54,842	169,893	113,856

We had nil and $21.7 million in term deposits as of December 31, 2010 and 2011, respectively. Total cash and cash equivalents, restricted cash and term deposits as of December 31, 2010 and 2011 were $170.3 million and $136.8 million, respectively.

A majority of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to set aside or contribute certain amount of its annual after-tax profits for various funds such as statutory general reserve fund, public welfare fund and enterprise expansion fund, which further affects the amount of after-tax profits available for dividend distribution. The total amount of our restricted net assets was $117.6 million as of December 31, 2011. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Item 3. Key Information. —D. Risk Factors—Risks Related to China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

Operating Activities

Net cash provided by operating activities decreased from $13.0 million for 2009 to $11.5 million for 2010, which was primarily due to $1.3 million in payments for an acquired company’s outstanding payables in 2010. Allowance for doubtful accounts increased substantially from $0.2 million as of December 31, 2009 to $3.7 million as of December 31, 2010 as a result of bad debt provision of $3.5 million in the fourth quarter of 2010 resulting from our identification of the credit risk and liquidity issue associated with a client. Write-offs of doubtful accounts remained relatively stable at $0.1 million for 2009 and 2010. Net cash provided by operating activities increased from $11.5 million for 2010 to $24.3 million for 2011, which was primarily due to improvement in the collections from accounts receivable.

Our days sales outstanding were 91 days, 85 days and 92 days in 2009, 2010 and 2011, respectively.

Investing Activities

Net cash used in investing activities largely reflects (i) capital expenditures, which principally consists of purchases of property, plant and equipment made in connection with the expansion and upgrade of our service delivery centers and (ii) our business acquisitions. Cash used in investing activities increased from $4.5 million for 2009 to $14.3 million for 2010. This was primarily due to $8.5 million in payments relating to our acquisitions of AllianceSpec, Horizon, Echo Lane and ISL made in 2010.

Cash used in investing activities increased from $14.3 million for 2010 to $38.4 million for 2011. This was primarily due to placement of $21.7 million in term deposits and payments made in acquisition relating to Ascent, iConnect, NouvEON and HURO in 2011 of $7.7 million. We expect our cash used in investing activities over the next several years to continue to be primarily driven by business acquisitions and purchases of property, plant and equipment.

Financing Activities

Net cash provided by financing activities in 2009 was $0.1 million, primarily consisting of proceeds from the issuance of shares under our employee option plan, which was offset by payment of capital lease obligations. Net cash provided by financing activities for 2010 was $116.0 million, primarily consisting of the net proceeds from our initial public offering and follow-on public offering. Net cash used in financing activities for 2011 was $45.6 million, primarily consisting of $40.0 million in repayment of bank loan and payment of contingent consideration amounting to $11.7 million. This was offset by the cash provided through the proceeds received from issuance of common share under employee option plan amounting to $5.3 million.

Statutory Reserves

Our statutory reserves were $2.4 million, $3.8 million and $6.7 million as of December 31, 2009, December 31, 2010 and December 31, 2011, respectively. These reserves represent the amount of retained earnings in our PRC subsidiaries that cannot be distributed to their immediate holding companies. However, they can be used for general business purposes without any restrictions in the country where located.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment, leasehold improvements and investment in equipment, technology and operating systems. Our capital expenditures were $3.9 million, $5.8 million and $7.7 million in 2009, 2010 and 2011, respectively. Our capital expenditures for 2009 were primarily related to the opening of our new delivery center in Wuxi. Our capital expenditures for 2009, 2010 and 2011 were primarily related to purchasing new equipment for new employees and to replace existing equipment. We are evaluating various options to expand our capacity, including the establishment of a new campus containing administrative, sales, delivery center and other functions. We estimate that the construction of such a campus would cost between $25 million and $50 million over several years, which we would intend to fund with cash on hand and cash from operations. The timing and feasibility of such a project has not been determined as of the date of this annual report.

Recent Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement.  The guidance is the result of joint efforts by the FASB and International Accounting and Standards Board to develop a single, converged fair value framework.  The guidance is largely consistent with existing fair value measurement principles in US GAAP.  The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                                Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met.  When the criteria are met, an entity can measure the fair value of the net risk position.

•                                Premiums or discounts in fair value measure - the guidance states that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                                Fair value of an instrument classified in a reporting entity’s shareholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                                Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•                                For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•                                The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011 for public entities.  Early application by public entities is not permitted.  We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity.  These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The guidance should be applied retrospectively.  For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011.  Early adoption is permitted.  In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011.  We are in the process of evaluating the effect of adoption of this pronouncement on our consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment.  The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment.  The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.  The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued.  We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities.  The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.  An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.  We are in the process of evaluating the effect of adoption of this pronouncement on our consolidated financial statements.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2009, 2010 or 2011.

Intellectual Property

We regard our trademarks, domain names, software copyrights, patents and other intellectual property as important to our success. We use a combination of our clients’ systems, third-party software platforms and systems and, in some cases, our own proprietary software and platforms to provide our services.

We rely on the law to protect our proprietary intellectual property rights, and we have taken steps to enhance our rights by registering our intellectual property with government authorities where appropriate. We have registered our key brand “hiSoft” as a trademark in China. As of the date of this annual report, we had 35 registered domain names relating to our web sites, including www.hisoft.com, the primary URL for our web site. We have registered 70 software copyrights relevant to our service offerings with the Copyright Protection Center of China.

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

D.                                   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

Contingent Acquisition Payments

As of December 31, 2011, in connection with our recent acquisitions, we agreed to make contingent payments of up to $18.6 million in cash, subject to the achievement of certain financial performance targets during various periods from 2011 to 2014.

Contractual Obligations

The following table sets forth our contractual obligations, including interest portion, as of December 31, 2011:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(dollars in thousands)

Operating lease obligations	$12,358	4,862	4,802	1,996	698	—
Contingent acquisition consideration payable	18,552	10,366	8,186	—	—	—
Total	$30,910	15,228	12,988	1,996	698	—

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•                  our goals and strategies;

•                  our prospects, business development, growth of our operations, financial condition and results of operations;

•                  our ability to introduce successful new services and attract new clients;

•                  the expected demand for IT and research and development outsourced technology services in our principal target markets of the U.S., Japan and China;

•                  our expectations regarding maintaining and strengthening relationships with our key clients;

•                  our ability to attract and retain skilled and experienced professionals;

•                  our ability to pursue, integrate and manage our strategic acquisitions;

•                  trends in our service offerings mix;

•                  changes in the IT industry in China, including changes in the policies and regulations of the PRC government governing the IT industry;

•                  our planned use of proceeds; and

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

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Item 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                     Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 33 Lixian Street, Qixianling Industrial Base, Hi-Tech Zone, Dalian 116023, People’s Republic of China.

Name	Age	Position / Title
Cheng Yaw Sun	55	Non-executive chairman
Tiak Koon Loh	53	Chief executive officer and director
Jenny Lee	39	Director
Terry McCarthy	67	Independent director
Pehong Chen	54	Independent director
Venkatachalam Krishnakumar	62	Independent director
Davy Lau	57	Independent director
Christine Lu-Wong	43	Executive vice president and chief financial officer
Jun Su	41	Executive vice president of U.S. business unit
Jin Song Li	43	Executive vice president of Japan business unit
David Liu	39	Senior vice president and chief marketing officer
Thomas Joseph (T.J.) Eberle, Jr.	44	Senior vice president of U.S. IT Services

Cheng Yaw Sun has been our non-executive chairman since August 2011, a role that he previously served from March 2008 to July 2009. He served as our executive chairman from August 2009 to July 2011. Prior to joining us as an independent director in November 2007, he was managing director of China Hewlett-Packard Co., Ltd. and vice president of Hewlett-Packard Company from 2002 to 2007. Prior to the merger of Hewlett-Packard Company and Compaq Computer Corporation, Mr. Sun served as managing director of China Hewlett-Packard Co., Ltd. from 2000 to 2001. From 1991 to 1999, he worked as a general manager of the Computer Systems Group in China Hewlett-Packard Co., Ltd. Mr. Sun joined Hewlett-Packard Taiwan Ltd. in 1982 as a system engineer where he held various sales management positions from 1983 to 1990. Mr. Sun is also a non-executive chairman of ALi Corporation, an integrated circuit company listed on the Taiwan Stock Exchange, a position he has held since March 2008. Mr. Sun has a bachelor’s degree in computer science from Chung Yuan Christian University of Taiwan.

Tiak Koon Loh is our chief executive officer and director. Prior to joining us in June 2006, Mr. Loh served as corporate vice president at China Hewlett-Packard Co., Ltd. from 2004 to 2006. Prior to that, Mr. Loh was the chief executive officer at Vanda Systems & Communications Holdings Limited (currently known as Hutchison Global Communications Holdings Ltd.) from 2001 to 2004. Mr. Loh also served, from 1998 to 2000, as the managing director and chief executive officer of Capgemini Asia-Pacific Pte. Ltd. He was the Managing Director of Lotus Development Singapore Pte. Ltd. from 1995 to 1998. Mr. Loh started his career at IBM Singapore Pte. Ltd. where he held various management positions from 1983 to 1994. Mr. Loh graduated from National University of Singapore with a bachelor’s degree in electrical engineering.

Jenny Lee has served as our director since May 2005. Since October 2010, Ms. Lee has been serving as a director on the board of 21Vianet Group, Inc., a Nasdaq-listed company. Ms. Lee is currently a managing director of Granite Global Ventures II L.L.C., the general partner of Granite Global Ventures II L.P. and of GGV II Entrepreneurs Fund L.P. From 2002 to 2005, she served as a vice president of JAFCO Asia. From 2001 to 2002, she worked as an investment banker with Morgan Stanley, a NYSE listed company. Prior to that, Ms. Lee worked as an assistant principal engineer with Singapore Technologies Aerospace Group from 1995 to 2000. Ms. Lee received her bachelor’s degree in electrical engineering and master of science degree in engineering from Cornell University. She also has a master of business administration degree from Kellogg School of Management at Northwestern University.

Terry McCarthy has served as our independent director since November 2007. He is the chairman of our audit committee. He is a managing member and investor of TriUnited Investors, LLC, Kansas. Mr. McCarthy was an independent director and audit committee chairman of Solarfun Power Holdings Co., Ltd., a Nasdaq-listed company, from 2006 to 2010 and was its chief financial officer in 2009. He was an independent director and audit committee chairman of Agria Corporation, a NYSE listed company, from 2007 to 2010. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was associate managing partner of the Deloitte U.S. Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Sunnyvale, California, where he was an audit partner and president from 1976 to 1985. From 1972 to 1976, he held several positions at Hurdman & Cranstoun, CPAs, including senior audit manager. He received a bachelor’s degree from Pennsylvania State University, a master’s degree in business administration from the University of Southern California and master’s degree in taxation from Golden Gate University.

Pehong Chen has served as our independent director since June 2011. He has served as the founder, chairman, president and chief executive officer of BroadVision, Inc., a Nasdaq-listed company, since 1993, which provides online commerce and business social networking solutions with a global presence. Dr. Chen currently also serves on the board of SINA Corporation, a Nasdaq-listed online media company, and Fortinet, Inc., a Nasdaq-listed network security and UTM company. From 1992 to 1993, Dr. Chen was a vice president of multimedia technology at Sybase, Inc., a leading supplier of database software (acquired by SAP in 2010). From 1989 to 1992, Dr. Chen founded and was the president of Gain Technology Inc., a multimedia software tools company, which was later acquired by Sybase, and was responsible for the company’s interactive initiatives. Dr. Chen currently serves as a vice chairman of the Committee of 100, a non-profit organization dedicated to improving mutual understanding between the United States and China through dialogue and cooperation. Dr. Chen obtained his Ph.D from University of California, Berkeley, his master’s degree from Indiana University, and his bachelor’s degree from National Taiwan University, all in computer science.

Venkatachalam (Venky) Krishnakumar has served as our independent director since May 2010. He is currently serving on the board of Singapore Technologies Engineering Ltd. a company listed on the Singapore Exchange Ltd., and MediaCorp Pte. Ltd. (Singapore). He is also the current chairman of the board of Oracle Financial Software Services Singapore Pte. Ltd. Mr. Krishnakumar has also previously served on the boards of various software services companies including Singapore Computer Systems Limited, Polaris Software Labs Ltd. and E-Serve International Ltd. Previously, Mr. Krishnakumar had a 31 year career with Citibank, N.A., with assignments in India, New York and Singapore in various capacities (including chief financial officer functions and oversight of Citibank’s Operations and Technology activities in the Asia Pacific region). His last position with Citibank was as Chief Operating Officer and Chief Financial Officer of the Global Consumer Bank for the Asia Pacific region. Since his retirement from Citibank in 2005, Mr. Krishnakumar has held senior advisory roles with McKinsey & Company, Barclays Global Retail and Commercial Banking (London) and DBS Bank Limited. He received a bachelor’s degree in engineering from Maharaja Sayajirao University of Baroda in India and a master’s degree in business administration from the Indian Institute of Management Calcutta in India.

Davy Lau has served as our independent director since June 2011. He is currently managing his private direct investment companies, including DGL Group Inc. and Ocean Rich Group Limited. He was with Egon Zehnder International from March 1994 to February 2011 and served as the managing partner of the Singapore practice there between 2000 and 2009. Prior to joining Egon Zehnder, Mr. Lau was the General Manager, Far East at GTECH Corporation from January 1991 to February 1994, where he marketed and managed the on-going operations of various public gaming IT outsourcing projects in Asia. Prior to GTECH, Mr. Lau was the vice president responsible for Citigroup Japan’s Information Business in Japan until June 1989. Mr. Lau currently also sits on the boards of several investee companies and non-profit organizations. He is the Chairman of Make-A-Wish Foundation (Singapore) Ltd. and a member of the Governance Committee of United World College Southeast Asia. Mr. Lau received a bachelor’s degree from Tokyo University of Foreign Studies and a master of economics degree from Hitotsubashi University in Tokyo.

Christine Lu-Wong is our executive vice president and chief financial officer. Ms. Lu-Wong has 18 years of finance and management experience with multinational corporations, public accounting firms and US-listed Chinese enterprises. Prior to joining us in January 2010, she held various positions in major global companies such as Hewlett-Packard Company, Sun Microsystems, Inc. and PricewaterhouseCoopers. From 2007 to 2009, she served as vice president of finance at Wuxi PharmaTech (Cayman) Inc., a New York Stock Exchange-listed company in the research outsourcing industry, where she was responsible for the company’s financial management and external reporting. Ms. Lu-Wong received a bachelor’s degree in foreign economics from Guangdong University of Foreign Studies and a master of business administration degree in accounting from Golden Gate University in the U.S. She is a California-licensed certified public accountant.

Jun Su is our executive vice president in charge of our U.S. business unit. Prior to joining us in 2009, Mr. Su served in a variety of roles for over 13 years at Hewlett-Packard Company and China Hewlett-Packard Co., Ltd. from 1996 to 2009. From 2007 to 2009, he was the senior director of sales at China Hewlett-Packard Co., Ltd. with responsibility for software service sales management in the Asia-Pacific region. Mr. Su received a bachelor’s degree in physics from the University of Science and Technology of China and a master’s degree in computer science from Brigham Young University in the U.S.

Jin Song Li is our executive vice president in charge of our Japan business unit. Prior to joining us in 1998, he co-founded JBDK Co., Ltd. in 1998, a joint venture between us and the Japan Business Computer Corporation in Japan. In 2002, he established our Tokyo subsidiary, hiSoft Japan Co., Ltd. and from 1992 to 1997, he worked as a systems engineer at Kawasaki Heavy Industries, Ltd. Mr. Li graduated from Dalian Maritime University with a bachelor’s degree in computer science.

David Liu is our senior vice president in charge of corporate marketing and China field marketing. Mr. Liu is also the business leader of building technical training as a business line for hiSoft. Mr. Liu joined us in 2000 and developed our process improvement strategy. As a result, we became the first Chinese company to pass the CMM Level-5 assessment. Mr. Liu also led us to become GE’s first certified Global Development Center in China. In 2003, Mr. Liu established our US and European Business Group. Mr. Liu is a certified Six Sigma Black Belt. Prior to joining HiSoft, Mr. Liu was the founder and Chief Executive Officer of Pacific International Development Inc. in Seattle. Mr. Liu received his bachelor’s degree in Computer Science from Dalian University of Technology in China and his MBA from Seattle University in the U.S.

Thomas Joseph (T.J.) Eberle, Jr. is our senior vice president in charge of the U.S. IT services. Mr. Eberle joined us in 2011. Mr. Eberle has over 20 years of leadership experience in the information technology field. He has worked in various facets of the private sector, from leading management consulting firms to multiple start-up consulting firms. Mr. Eberle has developed significant executive management skills in a variety of areas of expertise, including general operations, professional services, delivery excellence, sales and marketing, and functional and technical project management. Prior to joining us, Mr. Eberle served as the president and chief executive officer of NouvEON Technology Partners, Inc., a US-based business and technology consulting firm he founded in February of 2003. Mr. Eberle received his bachelor’s degree in industrial engineering and operations research from Virginia Polytechnic Institute and State University and master’s degree in business administration from Wake Forest University.

B.                                     Compensation

Compensation of Directors and Executive Officers

In 2011, we and our subsidiaries paid approximately $2.6 million to our directors and executive officers as a group, including cash compensation, pensions, retirement or other benefits for our officers and directors.

Share Options and Other Share Awards Granted to Directors, Executive Officers and Employees

2005 Share Incentive Plan

We adopted our HiSoft Technology International Limited Share Incentive Plan, or the 2005 Plan, in January 2005, which was subsequently amended in 2006, 2007 and 2009 to increase the number of shares authorized for grants. The 2005 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. As of the date of this annual report, an aggregate of 92,197,949 common shares were reserved for issuance under the 2005 Plan.

On March 23, 2010, our board of directors approved a special share option grant under the 2005 Plan pursuant to which 10 million options to purchase common shares were granted to our management and employees on April 1, 2010. The option grant is subject to our company attaining a value of $400 million by August 31, 2010, as appraised by an independent appraisal firm. Our company’s value would be determined by the number of then outstanding shares multiplied by the fair value of the common shares on August 31, 2010. This condition was met and the options were granted as a result, each with an exercise price of $0.40 per share, will vest over three years from the grant date, with 34% vesting after the first 12 months, and thereafter vesting in equal proportions for the remaining eight quarters.

As of the date of this annual report, we have granted options under the 2005 Plan for the purchase of a total of 89,097,055 common shares to selected directors, officers and employees, of which options to purchase 43,831,042 common shares are outstanding. In 2009, we granted options for the purchase of 90,000 common shares at an exercise price of $0.50 per share and 6,044,500 common shares at a weighted average exercise price of $0.30 per share. In 2010, we granted options for the purchase of 3,620,000 common shares at an exercise price of $0.30 per share, 11,160,000 common shares at an exercise price of $0.40 per share, 650,000 common shares at an exercise price of $0.80 per share, 323,000 common shares at an exercise price of $0.56 per share, 58,000 common shares at an exercise price of $0.61 per share and 30,000 common shares at an exercise price of $1.38 per share. In 2011, we granted options for the purchase of 660,400 common shares at an exercise price of $1.59 per share, 680,846 common shares at an exercise price of $0.97 per share, 258,400 common shares at an exercise price of $0.82 per share.

Our options issued under the 2005 Plan may vest over a period of two, three or four years, as follows:

Total Vesting Period	Vesting on the First Anniversary of the Award Date	Vesting at the End of Each Quarter after the First Anniversary of the Award Date
4 years	25.0%	6.25%
3 years	34.0%	8.25%
2 years	50.0%	12.50%

A total number of 37,796,832 options issued under the 2005 Plan were vested and exercisable for common shares as of the date of this annual report.

Options granted under the 2005 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. Generally, if a grantee’s employment or service with us is terminated for cause, the grantee’s vested options under the 2005 Plan shall be exercised within 30 days following the grantee’s last day of employment or service with us and the grantee’s nonvested options shall terminate and become unexercisable on the severance date.

If a grantee’s employment or service with us is terminated for any reason other than for cause, the grantee’s vested options shall be exercised within 60 days following the grantee’s last day of employment or service with us and any unvested options shall terminate immediately and become unexercisable on the severance date. In circumstances where there is a death or disability of the grantee, generally all nonvested options immediately terminate and become unexercisable while vested options shall be exercised within six months following the grantee’s last date of employment or service with us. Generally, all nonvested options granted under the 2005 Plan become fully vested and exercisable immediately upon a change in the control of our company and must be exercised within 15 days of such event.

As of the date of this annual report, we have granted an aggregate of 27,773,966 nonvested common shares to selected directors, officers and employees at a purchase price of 0.0001 per share. These nonvested share awards vest over periods ranging from 8 months to four years. In certain exceptional situations, we have also granted nonvested common shares that vest immediately at the time of grant.

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

2011 Share Incentive Plan

In July 2011, we adopted our HiSoft Technology International Limited Share Incentive Plan, or the 2011 Plan, in accordance with the home country practice of the Cayman Islands, where we are incorporated, which does not require shareholder approval. The purpose of the 2011 Plan is to aid us in recruiting and retaining key employees, directors or consultants to exert their best efforts on behalf of us. The maximum aggregate number of common shares that may be awarded under the 2011 Plan as of July 1, 2011 was 18,000,000, with an annual increase to be added on January 1 of each calendar year during the term of the plan, commencing on January 1, 2012 equal to the lesser of (i) 2.5% of the total number of shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) a lesser number of shares determined by the administrator of the 2011 Plan, and subject to adjustment based on a change in our capital structure and other significant corporate events as specified in the 2011 Plan. In addition to the above maximum aggregate number of common shares may be awarded under this plan, the administrator of the 2011 Plan may authorize, grant and issue common shares and options pursuant to purchase common shares to or in substitution for any options or other awards assumed in connection with any mergers or other acquisitions; provided that such grants comply with all applicable laws and the rules of any exchange on which our shares are traded. In February 2012, our compensation committee, as the administrator of the 2011 Plan, approved an additional 14,896,700 common shares available for grants under the 2011 Plan, which represents 2.5% of the total number of shares issued and outstanding on December 31, 2011. As of the date of this annual report, the maximum number of common shares that may be awarded under the 2011 Plan will not exceed 32,896,700 common shares and we have granted 3,475,000 options and 22,585,758 nonvested common shares under the 2011 Plan. In November 2011, we granted options for the purchase of 475,000 common shares at an exercise price of $0.63 per share. In January 2012, we granted options for the purchase of 3,000,000 common shares at an exercise price of $0.52 per share.

The 2011 Plan permits the grant of several kinds of awards, including among others, share options, nonvested share and other stock-based awards. The compensation committee of our board of directors will administer the 2011 Plan, and may delegate to one or more officers of the Company, its powers under the 2011 Plan, subject to certain restrictions. Among other things, the compensation committee will designate the eligible individuals who may receive awards and determine the amount of awards and other terms and conditions of, such awards, in each case within the limits established by the compensation committee of our board of directors.

Share options and other awards granted under the 2011 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant. We may grant awards to any employee or consultant rendering bona fide services to us or our affiliates designated by our board of directors, as well as to our directors, to the extent permissible by applicable laws.

The term of each share option granted under the 2011 Plan may not exceed ten years from the date of grant. Nonvested common shares issued under the 2011 Plan will have specified terms set forth in an award agreement and will also be subject to the provisions of the 2011 Plan. In general, the compensation committee of our board of directors determines, or the award agreements specify, the vesting schedules.

Our board of directors may at any time amend, alter or discontinue the 2011 Plan. Amendments or alterations to the 2011 Plan are subject to shareholder approval if shareholder approval is required by law or by stock exchange rules or regulations. Under Section 5615 of the Nasdaq Listing Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. In accordance with Section 5615 of the Nasdaq Listing Rules, no shareholder approval is necessary for the establishment of, or material amendment to, any of our share option plans or equity compensation arrangements, including the 2011 Plan, as required by Rule 4350(i) of the Nasdaq Listing Rules. In addition, any amendment, alteration or termination of the 2011 Plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, the 2011 Plan will continue in effect for a term of ten years from the date of adoption.

The table below sets forth the share option and nonvested common share grants made to our directors and executive officers as of the date of this annual report:

Name	Number of Common Shares		Exercise / Purchase Price	Grant Date	Expiration Date
			$(/ Common Share)
Cheng Yaw Sun	200,000		0.50	November 13, 2007	November 12, 2017
Cheng Yaw Sun	600,000		0.50	March 1, 2008	February 28, 2018
Cheng Yaw Sun	2,000,000		0.30	August 1, 2009	July 31, 2019
Cheng Yaw Sun	3,000,000	(1)	0.0001	January 11, 2010	N/A
Cheng Yaw Sun	2,500,000		0.40	April 1, 2010	March 31, 2020
Cheng Yaw Sun	158,327	(1)	0.0001	May 6, 2011	N/A
Tiak Koon Loh	8,550,000		0.25	June 1, 2006	May 31, 2016
Tiak Koon Loh	6,700,000	(1)	0.0001	June 1, 2006	N/A
Tiak Koon Loh	1,190,750	(1)	0.0001	October 1, 2007	N/A
Tiak Koon Loh	1,000,000		0.40	April 1, 2010	March 31, 2020
Tiak Koon Loh	158,327	(1)	0.0001	May 6, 2011	N/A
Tiak Koon Loh	4,000,000	(1)	0.0001	August 4, 2011	N/A
Tiak Koon Loh	532,133	(1)	0.0001	November 15, 2011	N/A
Tiak Koon Loh	3,000,000	(1)	0.0001	January 1, 2012	N/A
Tiak Koon Loh	3,000,000		0.52	January 1, 2012	December 31, 2021
Jenny Lee	95,000		0.63	November 7, 2011	November 6, 2021
Jenny Lee	47,500	(1)	0.0001	November 7, 2011	N/A
Terry McCarthy	200,000		0.50	November 13, 2007	November 12, 2017
Terry McCarthy	95,000		0.63	November 7, 2011	November 6, 2021
Terry McCarthy	47,500	(1)	0.0001	November 7, 2011	N/A
Pehong Chen	228,000		0.82	June 1, 2011	May 31, 2021
Pehong Chen	95,000		0.63	November 7, 2011	November 6, 2021
Pehong Chen	47,500	(1)	0.0001	November 7, 2011	N/A
Venkatachalam Krishnakumar	200,000		0.40	May 1, 2010	April 30, 2020
Venkatachalam Krishnakumar	95,000		0.63	November 7, 2011	November 6, 2021
Venkatachalam Krishnakumar	47,500	(1)	0.0001	November 7, 2011	N/A
Davy Lau	95,000	(1)	0.0001	July 1, 2011	N/A
Davy Lau	95,000		0.63	November 7, 2011	November 6, 2021
Davy Lau	47,500	(1)	0.0001	November 7, 2011	N/A
Christine Lu-Wong	1,500,000		0.30	January 1, 2010	December 31, 2019
Christine Lu-Wong	150,000		0.40	April 1, 2010	March 31, 2020
Christine Lu-Wong	500,000		0.80	June 1, 2010	May 31, 2020
Christine Lu-Wong	116,527	(1)	0.0001	May 6, 2011	N/A
Christine Lu-Wong	400,000	(1)	0.0001	April 1, 2012	N/A
Jun Su	1,250,000		0.30	January 1, 2010	December 31, 2019
Jun Su	300,000		0.40	April 1, 2010	March 31, 2020
Jun Su	93,252	(1)	0.0001	May 6, 2011	N/A
Jun Su	1,000,000	(1)	0.0001	July 1, 2011	N/A
Jin Song Li	150,000		0.10	January 1, 2005	December 31, 2014
Jin Song Li	1,250,000		0.25	July 1, 2006	June 30, 2016
Jin Song Li	300,000		0.25	January 1, 2006	December 31, 2015
Jin Song Li	400,000		0.50	November 13, 2007	November 12, 2017
Jin Song Li	188,941	(1)	0.0001	October 1, 2007	N/A
Jin Song Li	125,000	(1)	0.0001	January 1, 2009	N/A
Jin Song Li	200,000		0.40	April 1, 2010	March 31, 2020
Jin Song Li	400,000	(1)	0.0001	July 1, 2011	N/A
David Liu	40,000		0.10	January 1, 2005	December 31, 2014
David Liu	31,000		0.25	January 1, 2006	December 31, 2015
David Liu	1,000,000		0.25	August 1, 2006	July 31, 2016
David Liu	290,400	(1)	0.0001	October 1, 2007	N/A
David Liu	40,000		0.40	April 1, 2010	March 31, 2020
Thomas Joseph (T.J.) Eberle, Jr.	878,073	(1)	0.0001	July 8, 2011	N/A
Thomas Joseph (T.J.) Eberle, Jr.	1,756,146	(1)	0.0001	July 8, 2011	N/A

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

Terms of Directors and Executive Officers

In compliance with Nasdaq corporate governance rules, a majority of our current board of directors are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. All of our directors hold office until the next annual general meeting of shareholders or until their successors have been duly elected and qualified. Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the next following annual shareholders meeting.

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

Audit Committee

Our audit committee consists of Terry McCarthy, Venkatachalam Krishnakumar and Davy Lau. Terry McCarthy is the chairman of our audit committee. Terry McCarthy and Venkatachalam Krishnakumar satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Terry McCarthy, Venkatachalam Krishnakumar and Davy Lau satisfy the requirements for an “independent director” within the meaning of Nasdaq Marketplace Rule 4350 and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Davy Lau, Pehong Chen and Terry McCarthy. Davy Lau is the chairman of our compensation committee. Davy Lau, Terry McCarthy and Pehong Chen satisfy the requirements for an “independent director” within the meaning of Nasdaq Marketplace Rule 4350.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers, other than one US-based officer whose employment is at will and not for any specified period. Under the terms of the employment agreements, we may terminate their employment for cause. In the event of termination for cause, we have no further obligations or liabilities to such executive officer other than to pay any accrued but unpaid salary through the date of termination and any required distribution under any social security plans and we are not required to provide any prior notice of such termination. For purposes of these agreements, the term cause means: (i) any conviction of an executive officer for any felony under the laws of any applicable jurisdiction; (ii) any conviction of an executive officer for any misdemeanor under the laws of any applicable jurisdiction which results in the incarceration of the executive officer for a period of more than 14 consecutive days; (iii) any material breach by an executive officer of his or her employment agreement or the material and willful failure of an executive officer to comply with any lawful directive, or (iv) dishonesty, gross negligence or malfeasance by an executive officer in the performance of the duties under his or her employment agreement.

In addition, under the terms of the employment agreements, we may terminate their employment at any time, without cause, upon three months written notice to the executive officer. Executive officers may terminate their employment with us at any time, without cause, upon three months written notice to us. If any severance pay is mandated by law, executive officers will be entitled to such severance pay in the amount mandated by law when his or her employment is terminated. However, an executive officer will not be entitled to any severance pay if his/her employment is terminated (i) by us for cause or without cause, or (ii) by him/her for any reason. In addition, notwithstanding any provision to the contrary in our employment agreements, we may still be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the PRC Labor Contract Law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of “de facto employment relationships” by PRC entities without statutory cause regardless of whether there exists a written employment agreement with such entities.

We have entered into director service agreements with each of our non-executive directors. Our non-executive directors do not have termination benefits except as otherwise required by law.

D.                                    Employees

Our ability to maintain a base of trained professionals and other employees is critical to the success of our business. We had a total of 3,819 and 5,521 employees as of December 31, 2009 and 2010, respectively. As of December 31, 2011, we had 7,321 employees, including 6,474 professionals, 113 sales and marketing personnel and 734 administrative personnel. Of these employees, 6,487 were located in our China and Hong Kong offices, 512 in our Singapore offices, 126 in our Japan offices, and 196 in our North America offices. We believe our company culture and reputation as a leading outsourced IT and research and development services provider based in China enhances our ability to recruit and retain high quality employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

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

We maintain relationships with over 55 colleges and universities within China from which we recruit on an ongoing basis. We have an outsourcing technology academy featuring training and internship programs that provide us with a cost-effective method of attracting and developing entry-level employees. We believe this academy also helps to ensure scalability for future organizational and business expansion. We conduct lateral hiring primarily in China through a dedicated professional talent acquisition team that also engages recruiting firms to locate and attract qualified and experienced personnel.

In 2011, we received and considered employment applications for technology professional positions from over 500,000 applicants, of which we interviewed nearly 20,000 and gave employment offers to about 4,000. As of December 31, 2011, approximately 74% of our employees held bachelor’s degrees and approximately 5% employees held graduate degrees. We continually assess and refine our candidate selection process based on performance tracking of past recruits.

Training and Development

Our training and development focuses on developing middle managers as there is a limited pool of such managers in China with the requisite skills and experience. We established our in-house Project Management Academy in 2008 to train and develop our pool of project managers. The academy provides training for project specialists, program leaders, program managers and senior project managers. Since the launch of the program, approximately 800 project professionals have participated. Meanwhile, we have instituted a Project Management Professional Certification program, which is a credential offered by the Project Management Institute to facilitate the continued education of our key project managers. More than 300 engineers have received the PMP certificate by the end of 2011.

We have instituted a “HSFT Leadership Development Plan” for high-level managers with a focus on enhancing their management skills, developing Hisoft corporate cultures and practicing company core values. More than 30 senior executives have participated in the program and have gone through thorough assessment to ensure that they have mastered the leadership principles. In 2011, we also held a “MTC Manager Training Camp” for all China-based managers in which our Chairman Mr. Cheng-Yaw Sun personally served as an instructor. Close to 300 managers participated in the program to further enhance their management skills. In 2011, we launched a mentor program to facilitate the growth of high-potential employees, accelerate cultural integration and spread our culture.

As required by PRC laws and regulations, our PRC operating subsidiaries participate in various employee benefit plans that are organized by PRC municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We make monthly payments to these plans in respect of each employee of our PRC operating subsidiaries based on the employee’s compensation.

Our attrition rates were 13.8%, 14.6% and 16.4% for the years 2009, 2010 and 2011, respectively, for employees that have worked with us for at least six months.

In recognition of our achievements in 2011, we have been awarded the following human resource professional awards:

•                  50 Best Employers in China, by the International Association for Human Resource Management

•                  100 Best Human Resource Management (HRM) Companies, by 51job, Inc.

•                  Best Recruitment and Retention Program, by 51job, Inc.

E.                                     Share Ownership

The following table sets forth information as of March 31, 2012 with respect to the beneficial ownership of our common shares by:

•                  each person known to us to own beneficially more than 5.0% of our common shares; and

•                  each of our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of common shares beneficially owned by such person, including common shares such person has the right to acquire within 60 days after the date of this annual report, by (ii) the total number of common shares outstanding plus the number of common shares such person has the right to acquire within 60 days after the date of this annual report. The total number of common shares outstanding as of March 31, 2012 is 595,868,022, including 18,218,164 nonvested common shares awarded under our share incentive plan and excluding common shares issuable upon the exercise of outstanding options with respect to our common shares under our share incentive plan.

	Common Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Tiak Koon Loh (1)	19,313,195	3.2%
Cheng Yaw Sun	*	*
Jenny Lee	*	*
Terry McCarthy	*	*
Pehong Chen	*	*
Venkatachalam Krishnakumar	*	*
Davy Lau	*	*
Christine Lu-Wong	*	*
Jun Su	*	*
Jin Song Li	*	*
David Liu	*	*
Thomas Joseph (T.J.) Eberle, Jr.	*	*
Directors and Executive Officers as a Group	35,433,588	5.9%
Principal Shareholders:
FMR LLC (2)	92,396,620	15.5%
Granite Global Ventures (3)	73,920,921	12.4%
Emerging Sovereign Group LLC (4)	37,692,409	6.3%
DNB Asset Management AS (5)	34,163,881	5.7%

*                                         Beneficially owns less than 1% of our common shares.

(1)                                  Includes 8,049,077 nonvested common shares subject to a repurchase right by the company that have vested, 9,220,000 common shares issuable upon exercise of options held by Tiak Koon Loh, and 2,044,118 common shares issued upon conversion of our convertible redeemable preferred shares at the completion of our initial public offering held by Tiak Koon Loh.

(2)                                  Based on the Schedule 13G filing with the Securities and Exchange Commission on February 14, 2012. The address of the principal business offices of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(3)                                  Based on the Schedule 13G filing with the Securities and Exchange Commission on February 13, 2012, representing (i) 33,518,608 common shares held by Granite Global Ventures (Q.P.) L.P., (ii) 572,713 common shares held by Granite Global Ventures L.P., (iii) 29,724,934 common shares and 488,843 ADS (representing 9,288,017 common shares) held by Granite Global Ventures II L.P., and (iv) 622,108 common shares and 10,239 ADS (representing 194,541 common shares) held by GGV II Entrepreneurs Fund L.P.  Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.  As such, Granite Global Ventures L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.  Granite Global Ventures L.L.C. owns no securities of the Issuer directly.  Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C.  As such, Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock possess power to direct the voting and disposition of the shares owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.  Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock own no securities of the Issuer directly.  Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.  As such, Granite Global Ventures II L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.  Granite Global Ventures II L.L.C. owns no securities of the Issuer directly.  Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C.  As such, Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.  Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee own no securities of the Issuer directly. The registered address of each of Granite Global Ventures L.P., Granite Global Ventures II L.P., Granite Global Ventures (Q.P.) L.P. and GGV II Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(4)                                  Based on the Schedule 13G filing with the Securities and Exchange Commission on February 14, 2012, representing 37,692,409 common shares in the form of ADSs beneficially owned by Emerging Sovereign Group LLC and J. Kevin Kenny, Jr., who share voting and dispositive power over the shares. The registered address for Emerging Sovereign Group LLC is 520 Madison Avenue, 41st Floor, New York, New York 10022.

(5)                                 Based on the Schedule 13G filing with the Securities and Exchange Commission on February 9, 2012, representing 34,163,881 common shares in the form of ADSs beneficially owned by DNB Asset Management AS. The registered address for DNB Asset Management AS is Ovre Slottsgate 3, Oslo, Norway N-0021.

As of April 20, 2012, approximately 97.1% of our outstanding common shares, including approximately 480,951,313 common shares in the form of ADSs, are beneficially owned by shareholders that are resident in the United States and 78 of the record holders of our common shares are resident in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

Except as stated in the footnotes to the table above, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders as of the date of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.           MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.                                     Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                     Related Party Transactions

Set forth below is a description of all of our related party transactions since the beginning of 2009.

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

Transactions with Tian Hai BVI and Tianhai International

In July 2005, we entered into an agreement with Tianhai International to acquire the business of Tianhai International. In connection with this acquisition, we and Tian Hai International Limited, or Tian Hai BVI, a British Virgin Islands holding company established by a shareholder of Tianhai International, established HiSoft Holdings BVI in the British Virgin Islands. We and Tian Hai BVI initially held 51% and 49%, respectively, of the equity interest in HiSoft Holdings BVI, and we acquired the balance of the interest in HiSoft Holdings BVI in December 2006. See “Item 4. Information of the Company—A. History and Development of the Company”

We issued and allotted 12,360,000, 15,552,600 and 3,995,727 common shares to Tian Hai BVI in April 2006, June 2007 and February 2008, respectively, as consideration for the acquisition in addition to cash consideration of $7.7 million. We also made transitional arrangements in connection with this acquisition, including subcontracting of technical services to us, provision of services by Tianhai International to us, lease and purchase by us of equipment of Tianhai International, temporary advances made by us to Tian Hai BVI, and payments made by Tianhai International on behalf of us. As of December 31, 2009, we had no remaining balance in connection with the above transactions. See note 15 to our consolidated financial statements appearing elsewhere in this annual report.

Agreements among HiSoft Dalian, Haihui Dalian, and the Shareholders of Haihui Dalian

We began operations in November 1996 as Dalian Haihui Sci-Tech Co., Ltd., or Haihui Dalian, which is a domestic Chinese company. In May 2004, in connection with our financing from investors outside of China, we established a wholly-owned subsidiary, HiSoft Technology (Dalian) Co., Ltd., or HiSoft Dalian, which entered into a series of contractual arrangements with Haihui Dalian and all of its then shareholders that gave us effective control over Haihui Dalian.

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

Transactions with Our Former Chairman

Our former chairman, Mr. Yuanming Li, resigned from office in November 2007. We entered into a binding memorandum of understanding with Haihui Dalian, HiSoft Dalian and Mr. Li in September 2007, and a series of agreements with Mr. Li in January 2008 pursuant to the memorandum of understanding. As of the date of this annual report, the relevant parties have conducted the following transactions pursuant to these agreements:

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

•                  A third party designated by Mr. Li purchased all the ownership interest in the Training Center, a wholly-owned subsidiary of Haihui Dalian, from Haihui Dalian for cash consideration of RMB0.8 million ($0.1 million);

•                  Dalian Borui purchased certain properties from Haihui Dalian, including a building, land use rights and a car, for cash consideration of RMB10.9 million ($1.6 million);

•                  Haihui Dalian has licensed its trademark “Haihui” (in Chinese character) to the Training Center for five years;

•                  HiSoft Dalian extended a loan of RMB16.6 million ($2.4 million) to Mr. Li free of interest for purchasing of a building, land use rights, a car and the Training Center, the establishment of Dalian Borui and the operation of the Training Center after the transfer described above. As of the date of this annual report, the loan has been fully repaid;

•                  HiSoft Dalian extended a loan of RMB0.1 million ($12,200) to Mr. Li free of interest for the establishment and operation of Dalian Borui, which has been repaid in full; and

•                  Mr. Li pledged 3,072,085 of our common shares held by him through Kaiki Inc. to HiSoft Dalian to secure the RMB16.6 million loan described above. With the repayment of the underlying loan, the share pledge has been discharged.

In late March 2008, we entered into a supplementary agreement with Mr. Li, Haihui Dalian and HiSoft Dalian to extend the timeline to complete all of the transactions contemplated under the original master agreement and definitive transaction documents.

In January 2008, Haihui Dalian, HiSoft Dalian and Dalian Borui entered into a cooperation framework agreement regarding setting up a joint venture as the operating entity of a new software park in Dalian, of which Haihui Dalian and Dalian Borui hold 0.1% and 99.9% equity interest, respectively. Under the agreement, the joint venture will transfer a piece of land with a space of 50,000 square meters within the software park to HiSoft Dalian at the transfer price of RMB20.0 million. HiSoft Dalian and Haihui Dalian issued a notice to Dalian Borui in October 2008 to terminate the cooperation framework agreement due to the new company’s failure to obtain the land use right according to the agreed timeline.

Loan to Noncontrolling Interest

In December 2010, we entered into a loan agreement to lend $950,000 to certain noncontrolling employees for the establishment of a joint venture between us and the noncontrolling employees. The loan was interest-free, unsecured, repayable within one year and may be extended for one more year subject to our consent. As of December 31, 2011, the loan remains outstanding.

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

Item 8.           Financial Information

A.                                     Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Legal and Administrative Proceedings

As of the date of this annual report, we are not involved in any litigation or other legal or administrative proceedings that would have a material adverse effect on our business operations.

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

B.                                     Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.           THE OFFER AND LISTING

A.                                     Offering and Listing Details

Market Price Information for our American Depositary Shares

Our ADS, each representing 19 common shares, have been listed on the Nasdaq Global Select Market (for periods from January 3, 2011) or the Nasdaq Global Market (for periods prior to January 3, 2011), since June 30, 2010 under the symbol “HSFT”. For the period from June 30, 2010 to April 19, 2012, the trading price of our ADSs ranged from $8.02 to $34.00. The table below shows, for the periods indicated, the high and low trading prices on the Nasdaq Global Select Market (for periods from January 3, 2011) or the Nasdaq Global Market (for periods prior to January 3, 2011).

	Trading Price
	High	Low
Annual Highs and Lows
2010 (from June 30)	$33.47	$9.98
2011	$34.00	$8.02

Quarterly Highs and Lows
Third Quarter 2010	$27.15	$9.98
Fourth Quarter 2010	$33.47	$22.84
First Quarter 2011	$34.00	$17.26
Second Quarter 2011	$21.03	$12.43
Third Quarter 2011	$15.35	$8.79
Fourth Quarter 2011	$13.51	$8.02
First Quarter 2012

Monthly Highs and Lows
October 2011	$13.51	$8.02
November 2011	$12.98	$11
December 2011	$12.27	$9.01
January 2012	$11.97	$9.26
February 2012	$12.57	$11.09
March 2012	$16.43	$13.4
April 2012 (through April 19)	$15.20	$13.83

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

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information of the Company” or elsewhere in this annual report.

D.                                    Exchange Controls

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•                  Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•                  Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;

Under the Exchange Rules, the Renminbi is convertible for current account items, including interest payments and trade and service-related foreign exchange transactions and dividend payments Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises in China, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Foreign-invested enterprises may also retain foreign exchange (subject to a cap approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities, which have significant administrative discretion in implementing the laws, may restrict or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. Capital investments by foreign-invested enterprises outside of China such as direct investment, loan and investment in securities are also subject to limitations, which include approvals by the SAFE and other relevant government authorities.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2011, and we do not expect to become one in the future, although there can be no assurance in this regard. Moreover, because the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn.

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

F.                                     Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

We have filed this annual report, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC.

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

The majority of our revenues are generated in Renminbi, Japanese yen and U.S. dollars, while the majority of our costs are denominated in Renminbi. Accordingly, changes in exchange rates, especially relative changes in exchange rates among the Renminbi, Japanese yen and U.S. dollar, may have a material effect on our revenues, costs and expenses, gross margin and net income. Moreover, the relative value of assets and liabilities denominated in different currencies fluctuates along with changes in the exchange rates between those currencies. Considering the amount of our cash and cash equivalents as of December 31, 2011, a 1% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $0.93 million to our total cash and cash equivalents and a 1% change in exchange rates between the Japanese yen and the U.S. dollars would result in an increase or decrease of $0.05 million to our total cash and cash equivalents.

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

We have in the past entered into a limited number of currency forward contracts, mainly as to Renminbi and Japanese yen to partially hedge our exposure to risks relating to fluctuations in the Renminbi-yen exchange rate, and we periodically review the need to enter into hedging transactions to protect against fluctuations in the Renminbi-yen and Renminbi-U.S. dollar exchange rates. These foreign currency forward contracts typically mature over a period of two to three months. We recorded a gain of $0.2 million in 2009, a loss of $15,000 in 2010 and a gain of $28,000 in 2011 on account of currency forward contracts. We mark to market these contracts at the end of each reporting period and recognize the change in fair value in earnings immediately. As of December 31, 2011, we held foreign exchange forward contracts with an aggregate notional amount of approximately $7.4 million. As of December 31, 2011, the forward contracts had a fair value of $26,000.

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

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China decreased by 0.7% in 2009. The consumer price index in China increased by 3.3% in 2010 and further increased by 5.4% in 2011.

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

$0.05 (or less) per ADS	Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$ 0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw common shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

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

Fee and other payments made by the depositary to us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2011, we have not received any payment, directly or indirectly, from the depositary in connection with the establishment and maintenance of the ADR program.

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modification to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

In July 2010, we completed our initial public offering, in which we offered and sold an aggregate of 121,600,000 common shares in the form of ADSs, raising $58.6 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 19,000,000 common shares in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, we sold an aggregate of 16,371,673 common shares in the form of ADSs, raising an additional $7.9 million in net proceeds, before expenses and certain of our shareholders sold an aggregate of 4,718,327 common shares in the form of ADSs.

The effective date of our registration statement on Form F-1 (File number: 333-167596) was June 29, 2010. Deutsche Bank Securities Inc., UBS AG, Citigroup Global Markets Inc., Cowen and Company, LLC and Thomas Weisel Partners LLC were the underwriters for the initial public offering of our ADSs.

In December 2010, we completed our follow-on public offering, in which we offered and sold an aggregate of 9,500,000 common shares in the form of ADSs, raising $12.4 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 99,750,000 common shares in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, certain of our shareholders sold an aggregate of 14,250,000 common shares in the form of ADSs. The effective date of our registration statement on Form F-1 (File number: 333-170752) was December 16, 2010. Deutsche Bank Securities Inc., UBS AG, Citigroup Global Markets Inc., BMO Capital Markets Corp and Oppenheimer & Co. Inc were the underwriters for the follow-on public offering of our ADSs.

As of December 31, 2011, we have not used any of the net proceeds received from our initial public offering and follow-on public offering. We intend to use the net proceeds we received from our initial public offering and follow-on public offering as disclosed in our registration statements on Form F-1 (File numbers 333-167596 and 333-170752).

Item 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway

Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has excluded two entities from its assessment for internal control over financial reporting, including NouvEON Technology Partners, Inc. and Shanghai HURO Digital Technology Co., Ltd., which were acquired on July 1, 2011 and October 1, 2011, respectively. In aggregate, these two subsidiaries constitute 4.0% of our total assets, 4.5% of net revenues, and 0.5% of net income for the year ended December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011. The attestation report issued by Deloitte can be found on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Terry McCarthy and Venkatachalam Krishnakumar, who are both independent directors, both qualify as audit committee financial experts as defined in Item 16A of the instruction to Form 20-F. See “Item 6. — Directors, Senior Management and Employees — Directors and Senior Management.”

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

	Year Ended December 31,
	2010	2011

Audit fees(1)	1,039	1,623
Tax fees	35	19
Total	1,074	1,642

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing 19 common shares, are listed on the Nasdaq Global Select Market, or Nasdaq. Under Section 5615 of the Nasdaq Listing Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq.

•                  No formal written charter has been established or board resolutions passed in respect of the nominations process for appointees to our board of directors as required by Rule 5605(e)(2) of the Nasdaq Listing Rules;

•                  Our directors will neither be nominated by a majority of the independent directors in a vote in which only independent directors participate nor by a nominations committee comprised solely of independent directors as required by Rule 5605(e)(1) of the Nasdaq Listing Rules and, instead, will be selected or recommended by the board of directors; and

•                  No shareholder approval is necessary for the establishment of, or material amendment to, any share option plan or equity compensation arrangement as required by Rule 4350(i) of the Nasdaq Listing Rules.

PART III

ITEM 17.        FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.        FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the reports of the independent registered public accounting firm:

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

June 17, 2010).

4.3*	HiSoft Technology International Limited 2011 Equity Incentive Plan.

4.4*	Form of Nonqualified Stock Option Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan.

4.5*	Form of Restricted Stock Award Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan.

4.6

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

4.22

Supplementary Agreement, dated March 28, 2008, among Yuanming Li, Dalian Haihui Sci-Tech Co., Ltd., HiSoft Technology (Dalian) Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.23

Dalian Property Lease Contract, dated April 30, 2010, between Finance Bureau of Dalian High-Tech Industrial Zone and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.24

Supplementary Agreement of Dalian Property Lease Contract, dated July 25, 2010, between Finance Bureau of Dalian High-Tech Industrial Zone and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (File No. 333-170752), as amended, initially filed with the Securities and Exchange Commission on November 22, 2010).

8.1*	List of Significant Subsidiaries of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2*	Corporate Deposit Account List

*                           Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HiSoft Technology International Limited

	By:	/s/ Tiak Koon Loh
Name: Tiak Koon Loh
Title: Chief Executive Officer

Date: April 20, 2012

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

We have audited the accompanying consolidated balance sheets of HiSoft Technology International Limited and its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity (deficit) and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011, and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 20, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

We have audited the internal control over financial reporting of HiSoft Technology International Limited and its subsidiaries and variable interest entity (collectively, the “Group”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2011 of the Group and our report dated April 20, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 20, 2012

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31,
	2010	2011

ASSETS
Current assets:
Cash and cash equivalents	$169,893	$113,856
Restricted cash	359	1,222
Term deposits	—	21,681
Accounts receivable, net of allowance for doubtful accounts of $3,698 and $4,002 as of December 31, 2010 and 2011, respectively	43,761	61,413
Prepaid expenses and other current assets	4,084	6,512
Deferred tax assets - current	286	623
Loan receivable from related party - current	2,515	—
Total current assets	220,898	205,307
Property, plant and equipment, net	9,772	13,774
Intangible assets, net	4,461	15,198
Deferred tax assets - non-current	488	293
Other assets	842	1,259
Goodwill	18,631	37,348
TOTAL ASSETS	$255,092	$273,179

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2010 and 2011, respectively)	$2,270	$4,257
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $4 and $4 as of December 31, 2010 and 2011, respectively)	28,116	40,352
Government grant (including government grant of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2010 and 2011, respectively)	2,882	83
Short-term bank borrowings (including short-term bank borrowings of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2010 and 2011, respectively)	40,000	—
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $225 and $235 as of December 31, 2010 and 2011, respectively)	3,699	4,309
Other taxes payable (including other taxes payable of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2010 and 2011, respectively)	1,552	2,020
Deferred tax liability - current (including deferred tax liability - current of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2010 and 2011, respectively)	13	8
Total current liabilities	78,532	51,029

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31,
	2010	2011
Deferred tax liability - non-current (including deferred tax liability - non-current of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2010 and 2011, respectively)	639	3,105
Unrecognized tax benefits - non-current (including unrecognized tax benefits - non-current of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2010 and 2011, respectively)	969	969
Contingent acquisition consideration payable (including contingent acquisition consideration payable of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of nil and nil as of December 31, 2010 and 2011, respectively)	—	8,186
TOTAL LIABILITIES	80,140	63,289

Commitments and contingencies (note 20)

Equity:
HiSoft Technology International Limited shareholders’ equity:
Common shares ($0.0001 par value; 607,000,000 shares authorized; 579,358,183 and 595,868,033 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	58	60
Additional paid-in capital	176,517	186,408
Statutory reserve	3,778	6,653
Accumulated deficit	(15,990)	(964)
Accumulated other comprehensive income	10,589	16,327
Total HiSoft Technology International Limited shareholders’ equity	174,952	208,484
Non-controlling interest	—	1,406
Total equity	174,952	209,890
TOTAL LIABILITIES AND EQUITY	$255,092	$273,179

The accompanying notes are an integral part of these consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2009	2010	2011

Revenues	$93,337	$148,884	$223,095
Business tax	(1,881)	(2,305)	(4,106)
Net revenues	91,456	146,579	218,989
Cost of revenues	58,759	92,718	142,427
Gross profit	32,697	53,861	76,562
Operating expenses
General and administrative	18,981	30,509	40,603
Selling and marketing	5,968	9,310	16,924
Change in fair value of contingent consideration	—	1,194	1,824
Total operating expenses	24,949	41,013	59,351
Income from operations	7,748	12,848	17,211
Other income (expenses)
Interest expense	(57)	(44)	(102)
Interest income	567	1,202	2,979
Change in fair value of foreign currency forward contract	166	(15)	28
Total other income (expenses)	676	1,143	2,905
Income before income tax expense	8,424	13,991	20,116
Income tax expense	(1,061)	(1,934)	(1,718)
Net income	7,363	12,057	18,398
Net income attributable to non-controlling interest	—	—	(497)
Net income attributable to HiSoft Technology International Limited	7,363	12,057	17,901
Net income attributable to Series A, A-1, B and C convertible redeemable preferred shares	(5,690)	(3,942)	—
Net income attributable to holders of common shares of HiSoft Technology International Limited	$1,673	$8,115	$17,901
Net income per share attributable to HiSoft Technology International Limited shareholders
Basic	$0.02	$0.03	$0.03
Diluted	$0.02	$0.02	$0.03
Weighted average shares used in calculating net income per share
Basic	86,148,324	315,964,432	566,247,106
Diluted	388,372,705	507,037,891	599,162,936

The accompanying notes are an integral part of these consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	HiSoft Technology International Limited shareholders
					Shares to be issued			Accumulated				Total
				Additional	in connection			other		Non-	Total	comprehensive
	Common shares		Subscription	paid-in	with business	Statutory	Accumulated	comprehensive		controlling	(deficit)	income
	Shares	Amount	receivable	capital	acquisition	reserve	deficit	income	Total	interest	equity	for the year

Balance as of January 1, 2009	85,189,211	$9	$(1)	$5,566	$—	$1,764	$(33,396)	$6,428	$(19,630)	$—	$(19,630)
Shares to be issued in connection with business acquisition	—	—	—	—	471	—	—	—	471	—	471
Share option exercise	178,061	—	—	48	—	—	—	—	48	—	48
Share-based compensation	—	—	—	1,097	—	—	—	—	1,097	—	1,097
Vesting of nonvested shares award	2,304,848	—	—	—	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	683	(683)	—	—	—	—
Net income	—	—	—	—	—	—	7,363	—	7,363	—	7,363	7,363
Foreign currency translation adjustments	—	—	—	—	—	—	—	(289)	(289)	—	(289)	(289)

Comprehensive income												$7,074

Balance as of December 31, 2009	87,672,120	9	(1)	6,711	471	2,447	(26,716)	6,139	(10,940)	—	(10,940)

Conversion of preferred shares upon initial public offering	308,679,232	31	—	89,000	—	—	—	—	89,031	—	89,031
Issuance of common shares upon initial public offering (net of issuance costs of $10,284)	137,971,673	14	—	62,318	—	—	—	—	62,332	—	62,332
Issuance of common shares upon follow-on offering (net of issuance costs of $702)	9,500,000	1	—	12,297	—	—	—	—	12,298	—	12,298
Issuance of common shares in connection with business acquisition	3,500,000	—	—	1,071	(471)	—	—	—	600	—	600
Issuance of common shares for share-based compensation	28,879,288	3	—	—	—	—	—	—	3	—	3
Cash received from share subscription receivables	—	—	1	—	—	—	—	—	1	—	1
Share option exercise	212,196	—	—	1,119	—	—	—	—	1,119	—	1,119
Share-based compensation	—	—	—	4,001	—	—	—	—	4,001	—	4,001
Vesting of nonvested shares award	2,943,674	—	—	—	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	1,331	(1,331)	—	—	—	—
Net income	—	—	—	—	—	—	12,057	—	12,057	—	12,057	12,057
Foreign currency translation adjustments	—	—	—	—	—	—	—	4,450	4,450	—	4,450	4,450

Comprehensive income												$16,507

Balance as of December 31, 2010	579,358,183	58	—	176,517	—	3,778	(15,990)	10,589	174,952	—	174,952

Issuance of common shares for share-based compensation	14,999,977	2	—	—	—	—	—	—	2	—	2
Repurchase of common shares	(24)	—	—	—	—	—	—	—	—	—	—
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	909	909
Share option exercise	—	—	—	4,235	—	—	—	—	4,235	—	4,235
Share-based compensation	—	—	—	5,656	—	—	—	—	5,656	—	5,656
Vesting of nonvested shares award	1,509,897	—	—	—	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	2,875	(2,875)	—	—	—	—
Net income	—	—	—	—	—	—	17,901	—	17,901	497	18,398	18,398
Foreign currency translation adjustments	—	—	—	—	—	—	—	5,738	5,738	—	5,738	5,738

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	$24,136
Comprehensive income attributable to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	(497)

Comprehensive income attributable to HiSoft Technology International Limited												$23,639

Balance as of December 31, 2011	595,868,033	$60	$—	$186,408	$—	$6,653	$(964)	$16,327	$208,484	$1,406	$209,890

The accompanying notes are an integral part of these consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2009	2010	2011

Cash flows from operating activities:
Net income	$7,363	$12,057	$18,398
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	—	3,597	477
Loss on disposals of property, plant and equipment	1,422	454	37
Depreciation	2,466	2,918	4,400
Change in fair value of foreign currency forward contract	(166)	15	(28)
Amortization of intangible assets	76	875	2,677
Non-cash interest income	(119)	(187)	(34)
Share-based compensation expenses	1,097	4,001	5,656
Change in fair value of contingent consideration	39	1,194	1,824
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable	(2,197)	(18,871)	(12,405)
Prepaid expenses and other current assets	(258)	184	(2,565)
Income tax receivable	(438)	438	—
Loan receivable from related party and other assets	31	(481)	2,170
Accounts payable	728	230	216
Amounts due to related parties	(243)	—	—
Accrued expenses and other payables	2,765	818	6,036
Government grant liabilities	(239)	2,566	(2,851)
Income taxes payable	1,087	1,592	390
Other taxes payable	(59)	569	394
Deferred income taxes	(307)	(447)	(469)

Net cash provided by operating activities	13,048	11,522	24,323

Cash flows from investing activities:
Purchase of term deposits	—	—	(75,283)
Maturity of term deposits	—	—	53,602
Purchase of property, plant and equipment	(3,897)	(5,782)	(7,691)
Payment of success fee related to business acquisition	—	—	(450)
Increase in restricted cash	—	(8)	(836)
Payments for business acquisitions (net of cash acquired of $844, $533 and $457 in 2009, 2010 and 2011 respectively)	(629)	(8,541)	(7,716)

Net cash used in investing activities	(4,526)	(14,331)	(38,374)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	—	40,000	—
Repayment of short-term bank borrowings	—	—	(40,000)
Proceeds from issuance of common shares upon initial public offering (net of issuance costs of $8,633 paid)	—	66,376	—
Proceeds from follow-on offering (net issuance costs of $9 paid)	—	13,078	—
Payment of initial public offering expenses	(40)	(3,816)	—
Cash received from share subscription receivables	—	1	—
Proceeds from issuance of common shares under employee option plan	168	538	5,291
Capital contribution from non-controlling interest	—	—	909
Deferred and contingent consideration paid for business acquisitions	—	—	(11,710)
Payment of principal amount under capital lease obligations	(65)	(174)	(136)

Net cash provided by (used in) by financing activities	63	116,003	(45,646)

Effect of exchange rate changes	(624)	1,857	3,660

Net increase (decrease) in cash and cash equivalents	7,961	115,051	(56,037)
Cash and cash equivalents at beginning of year	46,881	54,842	169,893

Cash and cash equivalents at end of year	$54,842	$169,893	$113,856

Supplemental information on non-cash investing and financing activities:
Issuance of common shares for business acquisition	$—	$471	$—
Payable for business acquisition	$5,319	$8,444	$18,552
Payable for capital lease obligations	$338	$136	$—

Supplemental cash flow information:
Interest paid	$15	$11	$69
Income taxes paid	$1,128	$730	$1,458

The accompanying notes are an integral part of these consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

HiSoft Technology International Limited (“HiSoft International” or the “Company”) was incorporated in the Cayman Islands on May 27, 2004 as the holding company for a group of companies.  HiSoft International, its subsidiaries and its variable interest entity (“VIE”) (collectively the “Group”) provide outsourced technology services primarily in the People’s Republic of China (the “PRC”), Hong Kong, the United States of America (“U.S.”), Singapore, and Japan.

The Group commenced its operations as Dalian Haihui sci-tech Co., Ltd. (“Haihui Dalian”), a domestic limited liability company established in November 1996 in the PRC.  On May 27, 2004, the shareholders of Haihui Dalian (the “Founders”) incorporated HiSoft International in the Cayman Islands with the same identical shareholders.

In July 2004, HiSoft International established a wholly-owned subsidiary, HiSoft Technology (Dalian) Co., Ltd.  (“HiSoft Dalian”) in Dalian, PRC which entered into a series of contractual arrangements as described below whereby HiSoft International obtained control of Haihui Dalian and has the right to receive all of the economic benefits of Haihui Dalian.

Agreement that provides HiSoft Dalian effective control over Haihui Dalian

•                                          profit distribution and voting rights agreement: under the agreement, shareholders of Haihui Dalian assigned all of their voting rights and all right to receive any cash distribution of profit or dividend to HiSoft Dalian.

Agreements that transfer economic benefits to HiSoft Dalian

•                                          equity acquisition option agreement: the agreement grants HiSoft Dalian the exclusive right to acquire, in whole or in part, the equity interest of Haihui Dalian at a nominal price or the minimum price permitted under applicable laws; and

•                                          strategic cooperation agreement: under the agreement, Haihui Dalian shall transfer all existing business contracts to HiSoft Dalian; to the extent possible and shall not accept any new contracts without the consent of HiSoft Dalian.  Haihui Dalian appoints HiSoft Dalian as its exclusive provider of technical and business management services and shall pay a service fee to HiSoft Dalian for such services equaling revenues less costs generated by Haihui Dalian.  Also, HiSoft Dalian is the sole and exclusive owner of all rights, titles and interests to any and all intellectual property rights developed by Haihui Dalian.

Consequently, the Company enjoys substantially all of the rewards of ownership of Haihui Dalian and exercises controls over Haihui Dalian.  As a result, HiSoft Dalian is the primary beneficiary of Haihui Dalian and has consolidated it from inception.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement to amend the accounting rules for VIE.  The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity.  Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance.  The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The Company adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in the financial statements.

The Company had consolidated Haihui Dalian, the VIE, under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of Haihui Dalian.

Because the Company, through its wholly-owned subsidiary, HiSoft Dalian, has (1) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (2) the right to receive benefits from the VIE, the Company continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, will have no accounting impact.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The Company’s ability to control the VIE also depends on the profit distribution and voting rights agreement to vote on all matters requiring shareholders’ approval in the VIE.  As noted above, the Company believes the profit distribution and voting rights agreement is legally enforceable but may not be as effective as direct equity ownership.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business.  In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIE.  The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, HiSoft Dalian, or the VIE.

The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2010	2011
Total current assets	$2,832	$331
Total non-current assets	—	—

Total assets	$2,832	$331

Total current liabilities	$(3,119)	$(630)
Total non-current liabilities	—	—

Total liabilities	$(3,119)	$(630)

	Years ended December 31,
	2009	2010	2011

Net revenues	$2	$—	$4
Net income (loss)	833	(400)	1
Net cash (used in) provided by operating activities	(473)	428	134
Net cash from investing activities	—	—	—
Net cash from financing activities	—	—	—

There are no consolidated VIE assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

The VIE is inactive and the Group conducts its operations through its subsidiaries.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Acquisitions

Since 2009, the Group has expanded its operations through a series of acquisitions and investments described below.

•                                          In August 2009, the Group acquired a business process support team from AIA Information Technology (Guangzhou) Co., Ltd., a team specialized in providing business support services for the insurance industry.

•                                          In October 2009, the Group acquired the testing business of MG Digital Pte. Ltd., a Singapore-based research and development services provider.

•                                          In December 2009, the Group acquired 100% equity interest in AllianceSPEC Pte. Ltd., a professional IT transaction system testing company based in Singapore.

•                                          In February 2010, the Group acquired 100% equity interest in Beijing Horizon Information & Technology Co., Ltd., a professional IT testing company based in China.

•                                          In April 2010, the Group acquired 100% equity interest in Echo Lane, Inc., a professional consulting service firm based in the U.S. with expertise in cloud computing.

•                                          In July 2010, the Group acquired 100% equity interest in Insurance systems Laboratory Co., Ltd., a professional IT company based in Japan.

•                                          In October 2010, the Group acquired substantially all of the business and assets of Besure Technology Co., Ltd. (“Besure”), a China-based IT services firm specializing in SAP consulting and implementation services.

•                                          In January 2011, the Group acquired substantially all of the business and assets of Beans Group Pte. Ltd. (“Beans”), a Singapore-based research and development service provider.

•                                          In February 2011, the Group acquired a business team from certain China-based IT service firms that provides IT consulting services to clients in the banking, financial services and insurance (“BFSI”) industry.

•                                          In April 2011, the Group acquired substantially all of the business and assets of iConnect, Inc. (“iConnect”), a U.S.-based development and testing services provider.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Acquisitions - continued

•                                          In April 2011, the Group acquired substantially all of the business and assets of Shanghai Yuetong Software Technology Co., Ltd. (“Shanghai Yuetong”), a China-based development and testing services provider.

•                                          In June 2011, the Group acquired substantially all of the business and assets of Beijing Ascent Business Technology Co., Ltd. (“Ascent”), a China-based professional technical training services provider.

•                                          In July 2011, the Group acquired 100% equity interest in Nouveon Technology Partners, Inc., a U.S.-based IT consulting services firm.

•                                          In October 2011, the Group acquired 100% equity interest in Shanghai HURO Digital Technology Co., Ltd., a China-based IT service firm that provides IT consulting services to clients in the BFSI industry.

Subsidiaries and variable interest entity

As of December 31, 2011, the Company’s subsidiaries and variable interest entity are as follows:

	Later of date of
	incorporation	Place of	Percentage of
Subsidiaries	or acquisition	incorporation	legal ownership

hiSoft Japan Co., Ltd. (“hiSoft Japan”)	August 1, 2002	Japan	100%
DMK International, Inc. (“DMK”)	September 4, 2003	U.S.	100%
HiSoft Technology (Dalian) Co., Ltd.	July 27, 2004	PRC	100%
HiSoft Systems Holdings Limited (“HiSoft Systems Holdings”)	September 26, 2005	British Virgin Islands	100%
HiSoft Holdings Limited (“HiSoft Holdings”)	September 28, 2005	British Virgin Islands	100%
HiSoft Systems Hong Kong Ltd. (“HiSoft Hong Kong”)	October 12, 2005	Hong Kong	100%
HiSoft Systems (Shenzhen) Ltd. (“HiSoft Shenzhen”)	November 9, 2005	PRC	100%
HiSoft Services (Beijing) Ltd. (“HiSoft Beijing”)	November 10, 2005	PRC	100%
HiSoft Envisage, Inc. (“Envisage”)	December 31, 2006	U.S.	100%
HiSoft Technology (Chengdu) Co., Ltd. (“HiSoft Chengdu”)	April 4, 2007	PRC	100%
HiSoft Technology (Shanghai) Co., Ltd. (“HiSoft Shanghai”)	December 1, 2007	PRC	100%
HiSoft Singapore Pte. Ltd. (“T-est”)	December 1, 2007	Singapore	100%
HiSoft Wave, Inc. (“Wave”)	December 31, 2007	U.S.	100%
Wuxi HiSoft Services Ltd. (“Wuxi HiSoft”)	January 8, 2009	PRC	100%
AllianceSPEC Pte. Ltd. (“AllianceSPEC”)	December 1, 2009	Singapore	100%
Wuxi HiSoft Technology Training Co., Ltd.	December 25, 2009	PRC	100%
Beijing Horizon Information & Technology Co., Ltd. (“Horizon”)	February 1, 2010	PRC	100%
Echo Lane, Inc. (“Echo Lane”)	April 1, 2010	U.S.	100%
Insurance Systems Laboratory Co., Ltd. (“Insurance Systems Laboratory”)	July 1, 2010	Japan	100%
HiSoft Jinxin Technology (Beijing) Co., Ltd. (“HiSoft Jinxin”)	January 26, 2011	PRC	60%
NouvEON Technology Partners, Inc. (“NouvEON”)	July 1, 2011	U.S.	100%
Shanghai HURO Digital Technology Co., Ltd. (“Shanghai HURO”)	October 1, 2011	PRC	100%

Variable interest entity

Dalian Haihui sci-tech Co., Ltd.	November 11, 1996	PRC	Consolidated VIE

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Initial Public Offering

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

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of HiSoft International, all its subsidiaries and the VIE.  All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant accounting estimates reflected in the consolidated financial statements include, but are not limited to revenue recognition, provision for income taxes, estimates of fair values of common shares, share-based compensation, impairment of goodwill and intangible assets, allowance for doubtful accounts, contingent purchase consideration as well as performance based share awards.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and have maturities of three months or less when purchased.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Term deposits

The Group’s term deposits are classified as held-to-maturity and carried at cost.  The term deposits mature within one year from the contractual dates and are subject to penalty for early redemption before their maturity.

Allowance for doubtful accounts

Accounts receivables represent those receivables derived in the ordinary course of business.  The Group maintains an allowance for doubtful accounts for estimated incurred losses on uncollected accounts receivables.  Management considers the following factors when determining the collectability of specific accounts: credibility of the customers, aging of the receivables, historical loss experience and other specific circumstances related to the accounts.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.  The Group places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings and reputations.  The Group conducts credit evaluations of its clients and generally does not require collateral or other security from them.  The maximum exposure to credit risk is represented by their carrying amounts in the consolidated balance sheet.

Details of customers accounting for 10% or more of net revenues were as follows:

	Years ended December 31,
	2009	%	2010	%	2011	%
Client A	12,525	14	17,258	12	23,928	11
Client B	8,793	10	16,534	11	17,826	8

As of December 31, 2010 and December 31, 2011, there is no individual customer accounting for 10% or more of the accounts receivable balance.

Loan receivable from related party - current

Loan receivable as of December 31, 2010 relates to an interest-free loan to the former Chairman of the Company secured by a pledge of 3,072,085 common shares of the Company owned by the former Chairman.  The loan is fully repaid during 2011.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment, net

Property, plant and equipment, net, are stated at cost less accumulated depreciation.  Depreciation is provided using the straight-line method over the following estimated useful lives:

Furniture, fixtures and electronic equipment	3 - 5 years
Transportation equipment	5 years
Leasehold improvements	Shorter of useful life of the asset or the lease term

Intangible assets

Acquired intangible assets, other than goodwill, are initially measured and recorded at their fair values.  Subsequently, intangible assets are stated at cost less accumulated amortization and impairment loss.  Customer base and customer relationship are amortized using the estimated attrition pattern.  Other acquired intangible assets are amortized using the straight-line method.  The estimated economic lives are as follows:

Customer base and customer relationship	3 - 6.8 years
Non-compete clause	5 years
Contract backlog	0.91 - 1.3 year
Trade name	5 years - Indefinite
Trademark	5 years - Indefinite

The weighted-average amortization period for intangible assets subject to amortization acquired through business combinations in 2011 are as follows:

Weighted-average
amortization
Intangible assets	period (years)

Customer relationship	3.63
Non-compete clause	0.20
Contract backlog	0.16
Trademark	0.07

Total	4.06

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets with definite lives

The Group evaluates the recoverability of long-lived assets, including property and equipment and intangible assets, with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable.  The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.  The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Impairment of goodwill and indefinite-lived intangible assets

Goodwill and intangible assets with indefinite useful lives are not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that they might be impaired.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Absent any impairment indicators, the Group performs its annual impairment test on December 31 each year, following a two-step process.  The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

An intangible asset that is not subject to amortization is tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test compares the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed.

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

For the years ended December 31, 2009, 2010 and 2011, details of net revenues breakdown by contract type were as follows:

	Years ended December 31,
	2009	2010	2011

Time-and-material	$78,986	$121,110	$175,115
Fixed-price	12,470	25,469	43,874
Total	$91,456	$146,579	$218,989

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business tax

The Company’s subsidiaries in the PRC are subject to business tax of 5% and related surcharges on the revenues earned from providing services.  Certain contracts under specific formalities are exempted from business taxes in accordance with the PRC tax laws.  Business tax is recorded as a reduction in revenues when incurred, and the outstanding balance has been recorded in other taxes payable.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry.  The Group may receive government subsidies, which relate to government sponsored projects, and are recorded as a liability when received and deducted in reporting the related expenses when performance of the obligations is completed.  The Group reports government subsidies as deduction of the related expenses when received if there is no further performance obligation.  Subsidy income amounted to $611, $1,553 and $2,744 for the years ended December 31, 2009, 2010 and 2011, respectively, and was included in general and administrative expenses.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Capital leases

Capital leases are recorded as an asset and an obligation at an amount equal to the present value, at the beginning of lease term, of minimum lease payments during the lease term, or if lower, the fair value of the leased assets.  The assets are amortized over the useful life of the assets, or if shorter, the lease term.  Lease payments are allocated between a reduction of the obligation and interest expense so as to produce a consistent periodic rate of interest on the remaining balance of the obligation.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”).

The financial records of the Company’s subsidiaries and VIE located in the PRC, Japan, the U.S., Hong Kong and Singapore are maintained in their local currencies, the Renminbi (“RMB”), Japanese Yen (“Yen”), U.S. dollars, Hong Kong Dollars (“HK$”) and Singapore Dollars (“SN$”), respectively, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date.  Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred.  Transaction gains and losses are recognized in the statements of operations. During the years ended December 31, 2009, 2010 and 2011, foreign currency exchange gain (loss) included in general and administrative expenses in the consolidated statements of operations are $(352), $270, and $(2,070), respectively.

The entities with functional currency of RMB, Yen, HK$, and SN$ translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income.

Comprehensive income

Comprehensive income for the year includes net income and foreign currency translation adjustments.  Comprehensive income for the year is reported in the consolidated statements of changes in equity (deficit) and comprehensive income.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, term deposits, accounts receivable, accounts payable, loan receivable, and bank borrowings.  The carrying values of cash and cash equivalents, restricted cash, term deposits, accounts receivable, accounts payable and loan receivable approximate their fair values due to short-term maturities.

The carrying amounts of bank borrowings approximate their fair values as the bank borrowings bear variable interest rates which approximate the market interest rate.

Net income per share

Basic net income per common share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

The convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis.  Accordingly, the Group applies the two-class method of computing net income per share, for common and preferred shares according to participation rights in undistributed earnings.  Under this method, undistributed net income should be allocated on a pro rata basis to the common and preferred shares to the extent that each class may share income for the period; whereas the undistributed net loss is allocated to common shares because preferred shares are not contractually obligated to share the loss.

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

Share-based compensation

Share-based payment transactions with employees, such as share options, are measured based on the grant date fair value of the equity instrument.  The Group recognizes the compensation costs, net of a forfeiture rate, using the graded vesting method over the requisite service period of the award, which is generally the vesting period of the award.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

Business combinations are recorded using the purchase method of accounting.  On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations.

From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date.  Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.  Previously, any noncontrolling interest was reflected at historical cost.

Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination prior to the IPO, the Group estimated the fair value of its common shares as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.  For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

Recent accounting pronouncements not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement.  The guidance is the result of joint efforts by the FASB and International Accounting and Standards Board to develop a single, converged fair value framework.  The guidance is largely consistent with existing fair value measurement principles in US GAAP.  The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                                          Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met.  When the criteria are met, an entity can measure the fair value of the net risk position.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

•                                          Premiums or discounts in fair value measure - the guidance states that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                                          Fair value of an instrument classified in a reporting entity’s shareholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                                          Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs.  Required disclosures include:

•                                          For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•                                          The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011 for public entities.  Early application by public entities is not permitted.  The Group does not expect the adoption of the pronouncement to have a significant impact on its consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity.  These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The guidance should be applied retrospectively.  For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011.  Early adoption is permitted.  In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011.  The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment.  The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment.  The pronouncement  permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.  The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued.  The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In December 2011, the FASB issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities.  The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.  An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.  The Group is in the process of evaluating the effect of adoption of this pronouncement on its consolidated financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS

(a)                                 AllianceSPEC

On December 1, 2009, the Group acquired 100% equity interest in AllianceSPEC, a professional IT transaction system testing company in Singapore.

The purchase price was $5,751, consisting of:

•                                          Deferred cash consideration of $2,700, which was subsequently paid in 2010;

•                                          Share consideration of $471 (1,500,000 Company’s common shares valued at $0.314 per share, at the acquisition date); and

•                                          Contingent consideration valued at $2,580, which the Group has paid the selling shareholders of AllianceSPEC in September 2011.

The value of the common share and the purchase price allocation of the transaction were determined by the Group with the assistance of an independent valuation firm.  The purchase price was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$4,594
Current liabilities	(3,588)
Non-current assets	123
Total	$1,129

Intangible assets acquired:
Contract backlog	248	1 year
Customer base	1,110	5 years
Goodwill	3,502
Deferred tax liability	(238)
Total	$4,622

Total consideration	$5,751

The Group believes that the acquisition would strengthen its service capability and market position in Singapore.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(a)           AllianceSPEC - continued

The results of operations of AllianceSPEC have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of the 100% interest in AllianceSPEC, assuming that the acquisition occurred as of January 1, 2008.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2008	2009
	(Unaudited)	(Unaudited)

Net revenues	$105,907	$97,678
Net (loss) income	(9,783)	8,779
Net (loss) income per share
- Basic	$(0.03)	$0.02
- Diluted	$(0.03)	$0.02

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(b)                                 Horizon

On February 1, 2010, the Group acquired 100% equity interest in Horizon, a professional IT company based in China.

The purchase price was $1,389, consisting of:

•                                          Cash consideration of $545 paid upon closing;

•                                          Contingent consideration valued at $844: the Group agreed to pay the selling shareholders of Horizon up to $700 based on the actual 2010 audited gross profit of Horizon and an additional $700 based on the actual 2011 audited gross profit of Horizon. Horizon met the performance measures and the Group subsequently paid the selling shareholders of Horizon the contingent purchase consideration in March 2012.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net current liabilities assumed:
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

The results of operations of Horizon have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(b)           Horizon - continued

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Horizon assuming that the acquisition occurred as of January 1, 2009.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)

Net revenues	$94,212	$146,579
Net income	6,288	11,604
Net income per share
- Basic	$0.07	$0.04
- Diluted	$0.02	$0.02

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(c)                                  Echo Lane

On April 1, 2010, the Group acquired 100% equity interest in Echo Lane, a professional consulting service firm based in the U.S. with expertise in cloud computing.

The purchase price was $2,711, consisting of:

•                                           Cash consideration of $1,155 paid upon closing;

•                                           Contingent consideration valued at $1,556: the performance measures are based on the actual 2011 audited gross profit of Echo Lane with various parameters.  The Group is in the process of collating the actual results of the performance measures.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(c)           Echo Lane - continued

The results of operations of Echo Lane have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Echo Lane assuming that the acquisition occurred as of January 1, 2009.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)

Net revenues	$93,797	$147,152
Net income	7,567	11,878
Net income per share
- Basic	$0.09	$0.04
- Diluted	$0.02	$0.02

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(d)                                 Insurance Systems Laboratory

On July 1, 2010, the Group acquired 100% equity interest in Insurance Systems Laboratory, a professional IT company based in Japan, for a total cash consideration of $2,174, which was paid in full upon closing.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(d)           Insurance Systems Laboratory - continued

The results of operations of Insurance Systems Laboratory have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Insurance Systems Laboratory assuming that the acquisition occurred as of January 1, 2009.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)

Net revenues	$96,413	$149,292
Net income	7,046	11,623
Net income per share
- Basic	$0.08	$0.04
- Diluted	$0.02	$0.02

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(e)                                  Besure

On October 1, 2010, the Group acquired substantially all of the business and assets of Besure (“Besure Business”), a China-based IT services firm specializing in SAP consulting and implementation services.  Total consideration for the acquisition are payable in three tranches, as follows:

•                                          The first tranche of $2,500 was paid in cash in November, 2010;

•                                          The second tranche of $1,500 in cash, subject to an adjustment based on Besure Business’ financial performance in the fourth quarter of year 2010 was paid in March 2011;

•                                          The third tranche is cash consideration of $1,000, subject to an adjustment based on Besure Business’ financial performance in the fiscal year 2011, will be paid no later than March 31, 2012. Besure Business met the performance measures and the Group subsequently paid Besure the contingent purchase consideration in January 2012.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Intangible assets acquired:
Customer base	460	3.25 years
Trade name	810	5 years
Goodwill	3,463
Total	$4,733
Total consideration	$4,733

The Group believes that the acquisition will increase the Group’s scale and service offerings as well as expanding its capacities and ultimately become a significant source of the Group’s revenue growth.

The results of operations of Besure Business have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(e)                                  Besure - continued

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition Besure Business assuming that the acquisition occurred as of January 1, 2009.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)

Net revenues	$97,748	$151,619
Net income	7,068	13,533
Net income per share
- Basic	$0.08	$0.04
- Diluted	$0.02	$0.02

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(f)                                    Beans

On January 1, 2011, the Group acquired substantially all of the business and assets of Beans (“Beans Business”), a Singapore-based research and development service provider.  The total consideration of $2,042 consists of:

•                                          Cash consideration of $574 in cash paid upon closing;

•                                          Contingent consideration valued at $1,468: the Group agrees to pay Beans up to $1,787 by March 2013, subject to financial performance of Beans Business in fiscal year 2012.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Intangible assets acquired:
Customer relationship	$927	6 years
Goodwill	1,115
Total	$2,042
Total consideration	$2,042

The Group believes that the acquisition would strengthen its service capability and market position in Singapore.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(f)                                    Beans - continued

The results of operations of Beans Business have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Beans Business assuming that the acquisition occurred as of January 1, 2010.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)

Net revenues	$149,665	$218,989
Net income	12,106	17,901
Net income per share
- Basic	$0.04	$0.03
- Diluted	$0.02	$0.03

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(g)                                 Business team of China-based IT service firms

On February 1, 2011, the Group acquired a business team from certain China-based IT service firms (“Business Team”) that provide IT consulting services to clients in the BFSI industry.

The total cash consideration of $2,500 was paid in July 2011.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Intangible assets acquired:
Contract backlog	$287	0.9 year
Customer relationship	666	4.9 years
Goodwill	1,547
Total	$2,500
Total consideration	$2,500

The Group believes that the acquisition will expand the Group’s business in financial industry and increase the Group’s geographic presence and service offerings in China.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(g)                                 Business team of China-based IT service firms - continued

The results of operations of the Business Team have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Business Team assuming that the acquisition occurred as of January 1, 2010.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)

Net revenues	$149,079	$219,197
Net income	9,828	17,715
Net income per share
- Basic	$0.03	$0.03
- Diluted	$0.02	$0.03

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(h)                                 NouvEON

On July 1, 2011, the Group acquired 100% equity interest in NouvEON, a U.S.-based IT consulting services firm.  The purchase price was $14,160, consisting of:

•                                          Cash consideration of $4,607 paid upon closing;

•                                          Cash consideration of $2,150 paid in October 2011;

•                                          Cash consideration of $150 indemnity holdback which will be paid a year after the acquisition;

•                                          Contingent consideration valued at $3,763: the Group agreed to pay the selling shareholders of NouvEON up to $4,158 in September 2012 based on financial results of NouvEON from July 1, 2011 to June 30, 2012;

•                                          Contingent consideration valued at $3,490: the Group agreed to pay the selling shareholders of NouvEON up to $4,183 in September 2013 based on financial results of NouvEON from July 1, 2012 to June 30, 2013.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net liabilities assumed:
Current assets	$830
Current liabilities	(1,879)
Total	$(1,049)
Intangible assets acquired:
Customer relationship	3,300	4 years
Trademark	2,900	Indefinite
Backlog	283	1 year
Goodwill	10,930
Deferred tax liability	(2,204)
Total	$15,209
Total consideration	$14,160

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(h)                                 NouvEON - continued

The Group believes that NouvEON’s value-driven expertise and tailored solutions combined with their strong domain expertise in financial services will greatly benefit the Group and the Group’s global client base.

The results of operations of NouvEON have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of NouvEON assuming that the acquisition occurred as of January 1, 2010.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)

Net revenues	$159,380	$225,390
Net income	10,776	17,260
Net income per share
- Basic	$0.03	$0.03
- Diluted	$0.02	$0.03

The pro forma results of operations give effect to certain adjustments, including success fee and amortization of acquired intangible assets with finite lives, associated with the acquisition.  The nonrecurring success fee amounted to $450 and has been included in the determination of the pro forma net income for the year ended December 31, 2010.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(i)                                    Shanghai HURO

On October 1, 2011, the Group acquired 100% equity interest in Shanghai HURO, a China-based IT service firm that provides IT consulting services to clients in the BFSI industry.

The purchase price was $7,293, consisting of:

•                                          Cash consideration of $2,566 payable upon closing;

•                                          Cash consideration of $716 paid in January 2012;

•                                          Cash consideration valued at $1,354: the Group agreed to pay the selling shareholders of Shanghai HURO up to $1,554 in December 2012 based on the financial performance of Shanghai HURO in the period from October 1, 2011 to September 30, 2012;

•                                          Cash consideration valued at $1,453: the Group agreed to pay the selling shareholders of Shanghai HURO up to $1,863 in December 2013 based on the financial performance of Shanghai HURO from October 1, 2012 to September 30, 2013;

•                                          Cash consideration valued at $1,204, the Group agreed to pay the selling shareholders of Shanghai HURO up to $1,723 in December 2014 based on the financial performance of Shanghai HURO from October 1, 2013 to September 30, 2014.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$4,375
Current liabilities	(3,825)
Total	$550
Intangible assets acquired:
Customer relationship	1,339	5 years
Contract backlog	856	1 years
Trade name	1,425	Indefinite
Non-compete clause	359	5 years
Goodwill	3,361
Deferred tax liability	(597)
Total	$6,743
Total consideration	$7,293

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(i)                                    Shanghai HURO - continued

The Group believes that the acquisition will expand the Group’s business in financial industry and increase the Group’s geographic presence and service offerings in China.

The results of operations of Shanghai HURO have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Shanghai HURO assuming that the acquisition occurred as of January 1, 2010.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)

Net revenues	$151,735	$222,856
Net income	11,541	17,514
Net income per share
- Basic	$0.04	$0.03
- Diluted	$0.02	$0.03

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(j)                                    Other acquisitions

The Group also made following insignificant acquisitions during the year ended December 31, 2011:

•                                          On April 1, 2011, the Group acquired substantially all of the business and assets of iConnect (“iConnect Business”), a U.S.-based development and testing services provider, with consideration of:

•                                         Cash consideration of $400 paid upon closing;

•                                         Contingent consideration up to $306 which will be paid to iConnect based on the financial performance of iConnect Business in fiscal year 2011. iConnect Business met the performance measures and the Group subsequently paid iConnect the contingent purchase consideration in February 2012.

•                                          On April 1, 2011, the Group acquired substantially all of the business and assets of Shanghai Yuetong (“Shanghai Yuetong Business”), a China-based development and testing services provider, with consideration of:

•                                         Cash consideration of $600 paid upon closing;

•                                         Contingent consideration up to $459 which will be paid to Shanghai Yuetong based on the financial performance of Shanghai Yuetong Business in fiscal year 2011.  In March 2012, the Company determined that the performance targets have been met.

•                                          On June 1, 2011, the Group acquired substantially all of the business and assets of Ascent (“Ascent Business”), a China-based professional technical training services provider, with consideration of:

•                                         Cash consideration of $245 paid upon closing;

•                                         Contingent consideration up to $65 which will be paid to Ascent based on the financial performance of Ascent Business from July 2011 to June 2013;

•                                         Contingent consideration up to $162 which will be paid to Ascent based on the financial performance of Ascent Business from July 2013 to June 2014.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

4.                                      RESTRICTED CASH

The balance of restricted cash of $359 and $1,222 as of December 31, 2010 and 2011, respectively, consisted of the following:

(i)                                     $141 and $825 as of December 31, 2010 and 2011, respectively, were deposit of forward foreign currency exchange transactions, are considered restricted;

(ii)                                  $18 and $397 as of December 31, 2010 and 2011, respectively, were deposit of Letter of Guarantee for a project; and

(iii)                               $200 and nil as of December 31, 2010 and 2011, respectively, were used to secure bank letter of guarantee for facility rentals in Singapore.

5.                                      ACCOUNTS RECEIVABLE

Accounts receivable, net consists of:

	As of December 31,
	2010	2011

Billed receivable	$35,845	$43,143
Unbilled receivable	11,614	22,272
	47,459	65,415
Less: Allowance for doubtful accounts	(3,698)	(4,002)
	$43,761	$61,413

Revenue in excess of billings is recorded as unbilled receivable and included in accounts receivable.  These amounts become billable according to the contract terms. In general, the Group anticipates that substantially all of unbilled amounts will be billed within three months of the balance sheet date.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

5.                                      ACCOUNTS RECEIVABLE - continued

Activities in the allowance for doubtful accounts are as follows:

	As of December 31,
	2009	2010	2011

Balance at the beginning of the year	$339	$220	$3,698
Provision for doubtful accounts charged to general and administrative expenses	—	3,597	477
Deductions from reserves	(119)	(126)	(388)
Foreign currency translation adjustments	—	7	215
Balance at the end of the year	$220	$3,698	$4,002

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2010	2011

Deposits	$276	$357
Advances to employees	579	759
Advances to suppliers	966	797
Prepaid rent and other prepaid expenses	675	1,787
Receivable from employees for exercise of share options	1,053	—
Loan receivable	—	950
Accrued interests receivable	354	801
Other current assets	181	1,061
Total	$4,084	$6,512

Loans receivable relates to interest-free loans made to the noncontrolling interest of HiSoft Jinxin.  The loans are interest-free, unsecured and repayable within one year, with an option for extension at the discretion of the Group.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

7.                                      PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2010	2011

Furniture, fixtures and electronic equipment	$11,809	$18,096
Transportation equipment	24	146
Leasehold improvements	4,918	7,263
	16,751	25,505
Less: Accumulated depreciation	6,979	11,731
	$9,772	$13,774

Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 were $2,466, $2,918, and $4,400, respectively.

8.                                      GOODWILL

The Group had one reporting unit as of December 31, 2010 and 2011.  Changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2011 are as follows:

	As of December 31,
	2010	2011

Balance at the beginning of the year	$10,192	$18,631
Goodwill acquired in business acquisitions	7,610	18,112
Foreign currency translation adjustments	829	605
Balance at the end of the year	$18,631	$37,348

No goodwill impairment loss was recognized in the years ended December 31, 2009, 2010 and 2011.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

9.                                      INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2010 and December 31, 2011 were as follows:

		Customer base
	Contract	and customer	Trade		Non-compete
	backlog	relationship	name	Trademark	clause	Total

Balance as of January 1, 2010	$229	$1,705	$—	$—	$—	$1,934
Acquisition	—	2,370	810	—	—	3,180
Amortization	(188)	(646)	(41)	—	—	(875)
Foreign currency translation adjustments	8	201	13	—	—	222
Balance as of December 31, 2010	49	3,630	782	—	—	4,461
Acquisition	1,425	7,040	1,425	3,043	359	13,292
Amortization	(696)	(1,778)	(168)	(17)	(18)	(2,677)
Foreign currency translation adjustments	12	72	34	—	4	122

Balance as of December 31, 2011	$790	$8,964	$2,073	$3,026	$345	$15,198

Gross carrying amount
Balance as of December 31, 2010	$248	$4,150	$810	$—	$—	$5,208
Balance as of December 31, 2011	$1,673	$11,190	$2,235	$3,043	$359	$18,500

Accumulated amortization
Balance as of December 31, 2010	$199	$520	$28	$—	$—	$747
Balance as of December 31, 2011	$883	$2,226	$162	$17	$14	$3,302

The Group expects to record an amortization expense of $3,607, $2,794, $2,269, $1,403 and $421 for the year 2012, 2013, 2014, 2015, and 2016, respectively.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

10.                               ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2010	2011

Employee payroll and welfare payables	$9,962	$16,815
Contingent acquisition consideration payable	8,444	10,366
Accrued professional fees	2,541	1,670
Subcontractors fees	1,795	3,043
Advance from customers	1,742	3,111
Accrued rental expenses	85	801
Accrued other operating expenses	2,115	3,664
Other payable	1,432	882
Total	$28,116	$40,352

Accrued other operating expenses mainly comprised of traveling and traveling-related expenses.

The contingent acquisition consideration payable as of December 31, 2010 and 2011 represent payables in relation to the acquisitions of the following:

	As of December 31,
	2010	2011

AllianceSPEC	$3,223	$—
Horizon	1,244	671
Echo Lane	1,685	1,875
Besure Business	2,292	1,000
Beans Business	—	1,572
iConnect Business	—	628
Ascent Business	—	184
NouvEON	—	7,705
Shanghai HURO	—	4,917
Total	$8,444	$18,552

Comprising:
Current	$8,444	$10,366
Non-current	—	8,186
Total	$8,444	$18,552

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

11.                               BANK BORROWINGS

	As of December 31,
	2010	2011

Short-term loan	$40,000	$—

In December 2010, the Group entered into a loan agreement with Deutsche Bank AG.  The bank loan bears a fixed interest rate of 2% per annum.  The loan was repaid in January 2011.

12.                               FAIR VALUE

The following section describes the valuation methodologies the Group uses to measure financial assets and liabilities at fair value.

(a)                                 Assets and liabilities measured at fair value on a recurring basis

The Group purchased foreign currency forward contracts to protect against the adverse effect that exchange rate fluctuation may have on foreign currency denominated sales activities.

Foreign currency forward contracts are marked to market based on the prevailing forward exchange rate quoted by the contracted bank (Level 2 inputs).  Assets and liabilities resulted from foreign currency forward contracts are recorded at its fair value.

As of December 31, 2010 and 2011, the fair value of foreign currency forward contracts, which amounted to nil and $26, respectively is recorded in other payable.  During the years of 2009, 2010 and 2011, gains and losses on the foreign currency forward contracts are recognized in the consolidated statement of operations.

Details of the outstanding foreign currency forward contracts as of December 31, 2010 and 2011 were as follows:

	As of December 31,
	2010	2011

Settlement currency in:
Japanese Yen of entity with functional currency in RMB
Notional contract amount (Original currency)	—	¥150,000,000
Notional contract amount (U.S. dollar equivalent)	—	$1,927
U.S. dollar of entity with functional currency in RMB
Notional contract amount (U.S. dollar)	—	$5,480

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12.          FAIR VALUE - continued

(b)                                Assets and liabilities measured at fair value on a nonrecurring basis

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities in connection with business acquisitions based on Level 3 inputs.

The Group measured the fair value of the purchased intangible assets using the “income approach - relief from royalty” and “income approach - excess earnings” valuation methods.  These acquired intangible assets are considered Level 3 assets and liabilities because the Group used unobservable inputs, such as forecast financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets and liabilities.

The fair value was determined using models with significant unobservable inputs, Level 3 inputs, primarily the discounted future cash flow.

(c)                                  Contingent consideration for business acquisition measured at fair value on a recurring basis

The contingent consideration in connection with the acquisitions of AllianceSPEC, Horizon, Echo Lane, Besure, Beans, iConnect, Ascent, NouvEON and Shanghai HURO are determined at fair value based on, among other factors, forecast financial performance of the acquired business, and discount rate (Level 3 inputs).

The following table summarizes the movement of the Group’s contingent consideration measured at fair value on recurring basis for the years ended December 31, 2010 and 2011:

Contingent consideration as of January 1, 2010	$2,619
Increase in contingent consideration as a result of business acquisitions	13,705
Less: Payments made during 2010	(9,074)
Add: Changes in fair values	1,194
Contingent consideration as of January 1, 2011	$8,444
Increase in contingent consideration as a result of business acquisitions	28,065
Less: Payments made during 2011	(19,883)
Add: Changes in fair values	1,824
Foreign currency translation adjustments	102
Contingent consideration as of December 31, 2011	$18,552

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.                               INCOME TAXES

The current and deferred components of income tax expense are as follows:

	Years ended December 31,
	2009	2010	2011

Current tax expense
- PRC and Hong Kong	$1,692	$1,725	$968
- Japan	50	136	78
- U.S.	—	102	330
- Singapore	107	374	1,006
	1,849	2,337	2,382
Deferred tax expense (benefit)
- PRC and Hong Kong	(100)	34	(881)
- Japan	(222)	266	(42)
- U.S.	(420)	(646)	241
- Singapore	(46)	(57)	18
	(788)	(403)	(664)
Income tax expense	$1,061	$1,934	$1,718

Cayman Islands

HiSoft International is a tax-exempted company incorporated in the Cayman Islands and is not subject to tax on income or capital gains.

British Virgin Islands

HiSoft Holdings and HiSoft Systems Holdings are exempted from income tax in the British Virgin Islands where they were incorporated.

Hong Kong

HiSoft Hong Kong was established in Hong Kong in October 2005.  In 2007, it was subject to Hong Kong profit tax at 17.5%.  Beginning from 2008, the Hong Kong profit tax rate has been changed to 16.5%.

Japan

hiSoft Japan and ISL were established in Japan and are subject to Japanese income taxes at 42%.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.          INCOME TAXES - continued

Singapore

T-est and AllianceSPEC are subject to Singapore income taxes at rate of 17%.

The United States

DMK, Envisage, Wave, Echo Lane and NouvEON were established in the United States and are subject to the U.S. federal income taxes at gradual rates from 15% to 39% and state income taxes of 6%, 8.84%, 1%, 8.84%, and 6.9%, respectively.

PRC

Prior to January 1, 2008, the Group’s PRC entities are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (“the New EIT Law”) which became effective on January 1, 2008.  The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises except for certain entities that enjoy preferential tax rates, which are lower than the statutory rates, as described below.

Under the New EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“the new HNTE”) is entitled to a tax rate of 15%.  HiSoft Chengdu, HiSoft Dalian, HiSoft Beijing and Shanghai HURO obtained the new HNTE status in 2011.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.          INCOME TAXES - continued

PRC - continued

Based on the transition rules of the New EIT Law, HiSoft Shenzhen continues to enjoy preferential tax rates from 2008 through 2011 due to the preferential tax qualification obtained prior to January 1, 2008.

On November 5, 2010, the Ministry of Finance, the Ministry of Commerce and the State Administration of Taxation jointly issued the Notice on the Relevant Enterprise Income Tax Polices on Advanced Technology Service Enterprises, or Notice 65, with retroactive effect from July 1, 2010.  Under Notice 65, enterprises which qualify as “advanced technology service enterprises” are entitled to enjoy the tax rate of 15% from July 1, 2010 to December 31, 2013.  In 2010, HiSoft Shenzhen was qualified as an “Advanced Technology Service Enterprise” and entitled to an income tax rate of 15% from January 1, 2010 to December 31, 2013.

The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

Subsidiaries	0%	7.5%	12.5%	15%	18%	20%	22%	24%

HiSoft Dalian (1)	—	—	2008-2009	2010-2013	—	—	—	—
HiSoft Shenzhen (3)	—	—	—	2010-2013	2008	2009	—	—
HiSoft Chengdu (1)	—	—	—	2008-2013	—	—	—	—
HiSoft Beijing (1)	2008	2009-2010	—	2011-2013	—	—	—	—
Wuxi HiSoft (2)	2010-2011	—	2012-2014	—	—	—	—	—
Shanghai HURO (1)	—	—	—	2011-2013	—	—	—	—

(1)                                     The new HNTE status obtained by HiSoft Dalian, HiSoft Chengdu, HiSoft Beijing and Shanghai HURO in 2011 under the New EIT Law is valid for three years and qualifying entities can re-apply for an additional three years provided their business operations continue to qualify for the new HNTE status.  The Group believes it is highly likely that its qualifying entities will continue to obtain the renewal in the future.

(2)                                    Wuxi HiSoft was certified as software enterprise in 2010.  Starting from 2010, Wuxi HiSoft is entitled to a two-year tax exemption followed by a three-year of 50% deduction of its income tax.

(3)                                     In 2010, HiSoft Shenzhen was certified as “Advanced Technology Service Enterprise” and entitled to an income tax rate of 15% from January 1, 2010 to December 31, 2013.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.          INCOME TAXES - continued

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2009	2010	2011

Deferred tax assets
Gross	$2,358	$4,946	$5,949
Less: Valuation allowance	(1,869)	(4,172)	(5,033)
Total net deferred tax assets	489	774	916
Deferred tax assets - current:
Provision for doubtful accounts	421	1,667	1,954
Accrued expenses	54	286	131
Total deferred taxes assets - current	475	1,953	2,085
Less: Valuation allowance	(409)	(1,667)	(1,462)
Net deferred tax assets - current	66	286	623
Deferred tax assets - non-current:
Net operating losses	1,830	2,913	3,811
Depreciation	53	80	53
Total deferred taxes assets - non-current	1,883	2,993	3,864
Less: Valuation allowance	(1,460)	(2,505)	(3,571)
Net deferred tax assets - non-current	423	488	293
Current deferred tax liabilities:
Depreciation	—	(13)	(8)
Current deferred tax liabilities	—	(13)	(8)
Non-current deferred tax liabilities:
Intangible assets	(225)	(614)	(3,017)
Depreciation	(31)	(25)	(88)
Non-current deferred tax liabilities	$(256)	$(639)	$(3,105)

The Group operates through multiple subsidiaries and VIE and the valuation allowance is considered on each individual subsidiary and VIE basis.  The subsidiaries and VIE registered in the PRC have total net operating loss carry forwards of $2,575 and $2,907 as of December 31, 2010 and 2011 which will expire on various dates between December 31, 2012 and December 31, 2016.  Valuation allowances have been established because the Group believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.          INCOME TAXES - continued

Reconciliation between income tax expense computed by applying the PRC tax rate to income before income tax and the income tax expense is as follows:

	Years ended December 31,
	2009	2010	2011

Tax expenses at statutory tax rate in PRC	$2,107	$3,498	$5,029
Permanent differences	379	346	551
Different tax jurisdictions	(155)	(270)	306
Tax holiday in PRC	(1,421)	(4,853)	(4,788)
Increase in valuation allowance	462	2,303	861
Other	(311)	910	(241)
Income tax expense	$1,061	$1,934	$1,718

If the tax holidays granted to HiSoft Beijing, HiSoft Chengdu, HiSoft Dalian, HiSoft Shenzhen, Wuxi HiSoft and Shanghai HURO were not available, income tax expense and net income per share would have been as follows:

	Years ended December 31,
	2009	2010	2011

Income tax expense	$2,482	$6,787	$6,506
Net income per share-basic	$0.07	$0.02	$0.01
Net income per share-diluted	$0.02	$0.01	$0.01
Weighted average shares used in calculating net income per share	86,148,324	315,964,432	566,247,106
Diluted - Weighted average shares used	388,372,705	507,037,891	599,162,936

The components of consolidated income before income tax expense as either domestic or foreign are as follows:

	Years ended December 31,
	2009	2010	2011

Domestic (Cayman Islands)	$(1,202)	$(5,274)	$(7,125)
Foreign (Others)	9,626	19,265	27,241
Income before income tax expense	$8,424	$13,991	$20,116

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.          INCOME TAXES - continued

As of January 1, 2007, the Group recognized a $969 liability for unrecognized tax benefits which was accounted for as a reduction to the balance of retained earnings.  The Group recognized $84 of interest and penalties as part of its income taxes for the year ended December 31, 2007. The Group had no change in its unrecognized tax benefits since 2007.

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $21,296, $44,241 and $79,611 at December 31, 2009, 2010 and 2011 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.  It is not practical to determine the amount of any unrecognized deferred tax liability on those undistributed earnings.

The Group is subject to taxation in the U.S. at federal and various states level and also foreign jurisdictions.  There are no ongoing examinations by tax authorities at this time.  The Group’s various tax years from 2006 to 2011 remain open in various taxing jurisdictions.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A, A-1 preferred shares

On August 19, 2004, the Group issued 40,000,000 shares of Series A convertible redeemable preferred shares (“Series A shares”) and 34,000,000 warrants which are exercisable into Series A or Series A-1 convertible redeemable preferred shares (“Series A-1 shares”) to a group of third party investors for cash proceeds of $8,000, at an issuance price of $0.20 per Series A share.  At the time of issuance, the Group first determined the fair value of warrants as they are financial liabilities and used the residual method to allocate the remaining proceeds to the Series A shares.  Accordingly, the warrants were recorded at $1,109, and the preferred shares were recorded at $6,891.

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

In June 2010, all series A, A-1 shares were automatically converted into 101,091,000 common shares upon the IPO of the Company.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

In June 2010, all series B shares were automatically converted into 112,000,000 common shares upon the IPO of the Company.

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

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.                               SHARES TO BE ISSUED

Shares to be issued in connection with acquisitions are summarized in the table below:

		Subsequent	Unissued
	Acquisition	date	shares
	date	of issuance	balance

Shares to be issued
Acquisition of 49% equity interest in Beijing Tianhai Hongye International Software Co., Ltd. (“Tianhai”)	December 31 2006	June 7, 2007	$1,279
Acquisition of 100% equity interest in Envisage Solutions Inc.	December 31, 2006	January 18, 2007	$463

Total shares to be issued as of December 31, 2006			$1,742

Acquisition of 100% equity interest in Wave	December 31, 2007	January 14, 2008	$1,117
The second payment for the purchase of 49% equity interest in Tianhai	December 31, 2007	February 22, 2008	$1,123

Total shares to be issued as of December 31, 2007			$2,240

Acquisition of AllianceSPEC	December 1, 2009	December 26, 2010	$471

Total shares to be issued as of December 31, 2009			$471

There have been no such shares to be issued after 2009.

16.                               COMMON SHARES

In 2004, the Company issued 64,750,000 common shares at par value of $0.0001 per share to the Founders of the Group in connection with the establishment of HiSoft International, and the proceeds of $1 from the subscription receivable at $1 was received in 2010.

In connection with the acquisition of the remaining equity interest in HiSoft Holdings, the Company issued 15,552,000 common shares with a fair value of $0.13 per share to Tianhai in June 2007.  A further 3,995,727 common shares with a fair value of $0.281 was issued to Tianhai in February 2008 as part of the earn-out payment for the acquisition.

In June 2010, the Company completed its IPO of ADS and listed the ADSs on the Nasdaq Global Select Market.  Each ADS represents 19 common shares of the Company.  The Company offered 6,400,000 ADSs, representing 121,600,000 common shares, and certain selling shareholders offered 1,000,000 ADSs, representing 19,000,000 common shares.  Total net proceeds received were $62,332, net of offering costs of $10,284.  In addition, all Series A, A-1, B, and C convertible redeemable preferred shares were automatically converted into 308,679,232 common shares upon the IPO.

In December 2010, the Company and certain selling shareholders of the Company completed a follow-on public offering and the Company issued 500,000 ADSs, representing 9,500,000 common shares.  Total net proceeds received were $12,298, net of offering costs of $702.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.          COMMON SHARES - continued

During 2010, 3,155,870 common shares were issued in connection with the exercise of option and vesting of nonvested shares previously granted under the Share Incentive Plan.

In December 2010, the Company issued 28,879,288 common shares for future delivery to the employees upon exercise of vested share options or grant of nonvested shares as set out in Note 17.

In June 2011, the Company issued 14,999,977 common shares for future delivery to the employees upon exercise of vested share options or grant of nonvested shares as set out in Note 17.

17.                               SHARE-BASED COMPENSATION PLAN

On January 1, 2005, the Company’s board of directors approved the HiSoft Technology International Limited Share Incentive Plan (“Share Incentive Plan”).  The maximum number of common shares that may be granted under this plan will not exceed 10,250,000 shares.  In 2006, the Company’s board of directors approved an additional 42,400,000 shares for grants under the Share Incentive Plan.  In 2007, the Company’s board of directors approved an additional 15,500,000 shares for grant.  In 2008, the Company’s board of directors approved an additional 4,047,949 shares for grant.  In 2009, the Company’s board of directors approved an additional 10,000,000 shares for grant.  In March 2010, the Company’s board of directors approved 10,000,000 shares pursuant to a special option plan.

On July 1, 2011, the Company’s board of directors approved the HiSoft Technology International Limited Stock Incentive Plan (“2011 Equity Incentive Plan”).  The total number of common shares that may be issued under this plan as of the effective date of this plan is 18,000,000, with an annual increase to be added on January 1 of each calendar year during the term of this plan, commencing from January 1, 2012, equal to the lesser of (i) 2.5% of the total number of shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) a lesser number of shares determined by the Compensation Committee of the Company’s board of directors, and subject to adjustment based on a change in the capital structure of the Company and other significant corporate events as specified in this 2011 Equity Incentive Plan.  In addition to the above maximum aggregate number of common shares may be issued under this plan, the Compensation Committee may authorize, grant and issue common shares and stock options pursuant to or in substitution for any options or other awards assumed in connection with any mergers or other acquisitions; provided that such grants comply with all applicable laws and the rules of any exchange on which the Company’s common shares are traded.  As of December 31, 2011, the maximum number of common shares that may be delivered under this plan was 18,000,000 common shares and 15,155,602 options and nonvested shares have been granted to employees under this plan.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          SHARE-BASED COMPENSATION PLAN - continued

No options shall be exercisable after ten years from the date of grant.  The options will vest first 1/2, 1/3 or 1/4 on a date specified in the option award agreement, which is usually a date approximately one year from the date of grant, and thereafter, 1/8, 1/12 or 1/16 respectively on each of the quarterly anniversaries from the first vesting date.

Termination of option

If the grantee ceases to be employed by or ceases to provide services to the Group, (a) the grantee will have until the date that is 30 days for termination with cause, 60 days for termination without cause, 6 months for death or disability after his or her severance date to exercise the options (or portion thereof) to the extent they were vested on the severance date; (b) the options, to the extent not vested on the severance date, shall terminate on the severance date.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          SHARE-BASED COMPENSATION PLAN - continued

Changes in options outstanding were as follows:

(i)                                     Share Incentive Plan

			Weighted	Weighted average
		Weighted	average	intrinsic value
	Number of	average	grant-date	per option at
	share options	exercise price	fair value	the grant dates

Share options outstanding as of January 1, 2009	51,892,065	$0.31
Granted	6,134,500	$0.30	$0.14	—
Exercised	(178,061)	$0.27
Cancelled	(3,718,312)	$0.40

Share options outstanding as of December 31, 2009	54,130,192	$0.30
Granted	15,841,000	$0.40	$0.22	—
Exercised	(4,210,936)	$0.27
Cancelled	(2,870,835)	$0.40

Share options outstanding as of December 31, 2010	62,889,421	$0.32
Granted	1,599,646	$1.20	$0.64	—
Exercised	(14,056,161)	$0.30
Cancelled	(3,034,281)	$0.70

Share options outstanding as of December 31, 2011	47,398,625	$0.33

(ii)                                  2011 Equity Incentive Plan

			Weighted	Weighted average
		Weighted	average	intrinsic value
	Number of	average	grant-date	per option at
	share options	exercise price	fair value	the grant dates

Granted	475,000	$0.63	$0.31	—
Exercised	—	—
Cancelled	—	—

Share options outstanding as of December 31, 2011	475,000	$0.63

The options vest ratably over one to four year period, which is generally the service period and exercisable over a period of ten years from the date of grant.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          SHARE-BASED COMPENSATION PLAN - continued

Information with respect to options outstanding as of December 31, 2011 is as follows:

(i)                                     Share Incentive Plan

	Options outstanding				Options exercisable
		Weighted				Weighted
		average	Weighted			average	Weighted
		remaining	average	Aggregate		remaining	average	Aggregate
	Number	contractual life	exercise	intrinsic	Number	contractual life	exercise	intrinsic
Exercise price	outstanding	in years	price	value	exercisable	in years	price	value

$0.10	1,231,944	4.33	$0.10	$475,271	1,231,944	4.33	$0.10	$475,271
$0.25	22,698,465	5.26	0.25	5,352,059	22,698,379	5.26	0.25	5,352,038
$0.30	6,932,528	7.81	0.30	1,287,991	4,265,840	5.19	0.30	792,548
$0.40	8,762,625	8.25	0.40	751,741	4,964,062	4.94	0.40	425,864
$0.50	6,217,155	5.97	0.50	—	6,093,717	5.90	0.50	—
$0.56	249,562	8.50	0.56	—	94,563	3.22	0.56	—
$0.61	58,000	8.58	0.61	—	18,125	3.22	0.61	—
$0.80	537,500	8.42	0.80	—	290,000	4.54	0.80	—
$0.97	680,846	9.25	0.97	—	—	—	—	—
$1.38	30,000	8.75	1.38	—	9,375	2.73	1.38	—
	47,398,625		$0.33	$7,867,062	39,666,005		$0.31	$7,045,721

In 2009, 2010 and 2011, 178,061, 4,210,936 and 14,056,161 options, respectively, were exercised.  Total intrinsic value of options exercised in each of those years was $6, $5,368 and $8,159 in 2009, 2010 and 2011, respectively.

(ii)                                  2011 Equity Incentive Plan

	Options outstanding				Options exercisable
		Weighted				Weighted
		average	Weighted			average	Weighted
		remaining	average	Aggregate		remaining	average	Aggregate
	Number	contractual life	exercise	intrinsic	Number	contractual life	exercise	intrinsic
Exercise price	outstanding	in years	price	value	exercisable	in years	price	value

$0.63	475,000	9.85	$0.63	—	—	—	—	—
	475,000		$0.63	—	—		—	—

In 2011, there was no option being exercised under this plan and no option was exercisable as of December 31, 2011.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          SHARE-BASED COMPENSATION PLAN - continued

A summary of the status of the Group’s options to be vested as of December 31, 2009, 2010 and 2011 and changes during the years ended December 31, 2009, 2010 and 2011 is as below:

(i)                                     Share Incentive Plan

		Weighted	Weighted
		-average	-average
		grant	exercise
		date	price
Options to be vested	Share options	fair value	per share

As of January 1, 2009	20,316,527	$0.07	$0.39
Granted	6,134,500	0.14	0.30
Vested	(9,407,963)	0.07	0.36
Forfeited	(3,718,312)	0.07	0.40

As of December 31, 2009	13,324,752	$0.10	$0.36
Granted	15,841,000	0.22	0.40
Vested	(7,304,687)	0.11	0.34
Forfeited	(2,870,835)	0.19	0.40

As of December 31, 2010	18,990,230	$0.18	$0.40
Granted	1,599,646	0.64	1.20
Vested	(9,822,975)	0.12	0.38
Forfeited	(3,034,281)	0.30	0.70

As of December 31, 2011	7,732,620	$0.35	$0.47

Vested and expect to vest as of December 31, 2011	65,653,540		$0.32

(ii)           2011 Equity Incentive Plan

		Weighted	Weighted
		-average	-average
		grant	exercise
		date	price
Options to be vested	Share options	fair value	per share

Granted	475,000	$0.31	$0.63
Vested	—	—	—
Forfeited	—	—	—

As of December 31, 2011	475,000	$0.31	$0.63

Vested and expect to vest as of December 31, 2011	475,000		$0.63

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION PLAN - continued

The fair value of each option granted was estimated on the date of grant by the Group and was determined using the Black-Scholes options-pricing model with the following assumptions, presented in weighted average, for the years ended December 31, 2009, 2010 and 2011 respectively:

	2009	2010	2011

Risk-free interest rate	3.04% - 3.89%	1.90% - 3.04%	1.44% - 2.90%
Expected dividend yield	—	—	—
Expected life (years)	6.0 - 6.9	5.5 - 6.1	5.5 - 6.1
Expected volatility	48% - 49%	47% - 55%	53%
Exercise price	$0.30 - $0.50	$0.30 - $1.38	$0.63 - $1.59
Fair value of the underlying common shares	$0.25 - $0.31	$0.39 - $1.38	$0.63 - $1.59

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

(3)                               Expected term

As the Group did not have historical share option exercise experience, it estimated the expected term based on a consideration of factors including contractual term, vesting period and empirical study on exercise behavior of employee share option.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION PLAN - continued

(4)                               Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)                               Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(6)                               Fair value of underlying common shares

The estimated fair value of the common shares underlying the options as of the respective grant dates was determined based on a retrospective valuation.  When estimating the fair value of the common shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Group, while taking into account standard valuation methods and the achievement of certain events.  The fair value of the common shares in connection with the option grants on each grant date was determined with the assistance of American Appraisal China Limited, an independent valuer.  After the IPO, the closing market price of the ADS of the Company as of the grant date is used to derive the fair value of the common shares on that date.

There was $702 of total unrecognized compensation expense related to share options granted as of December 31, 2011. The expense is expected to be recognized over a weighted-average period of 1.92 years according to the graded vesting schedule.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION PLAN - continued

Nonvested shares

The Group granted nonvested shares to its executives and senior management.  Disposition of such shares are restricted, except in compliance with applicable securities laws.  The fair value of the nonvested shares was calculated by the Group with the assistance of American Appraisal China Limited, an independent valuer.  After the IPO, the closing market price of the ADS of the Company as of the grant date is used to derive the fair value of the nonvested shares on that date.

Similar to the options, the nonvested shares will vest first 1/2, 1/3 or 1/4 on a date specified in the share award agreement, which is usually a date approximately one year from the date of grant, and thereafter, 1/8, 1/12 or 1/16 respectively on each of the quarterly anniversaries from the first vesting date.

The following table summarizes information regarding the nonvested shares granted:

(i)                                     Share Incentive Plan

		Weighted
	Number of	average
	nonvested	grant date	Intrinsic
	shares	fair value	value

Outstanding as of January 1, 2009	3,071,110	$0.27	$828,892
Granted	4,040,000	0.28	1,129,010
Vested	(2,304,848)	0.27	(622,078)
Forfeited	(300,000)	0.26	(77,100)

Outstanding as of December 31, 2009	4,506,262	$0.28	$1,258,724
Granted	6,234,141	0.56	3,509,610
Vested	(2,943,674)	0.36	(1,058,818)
Forfeited	(3,090,000)	0.29	(902,750)

Outstanding as of December 31, 2010	4,706,729	$0.60	$2,806,766
Granted	5,038,863	0.92	4,650,290
Vested	(3,819,713)	0.49	(1,876,338)
Forfeited	(219,299)	0.65	(143,571)

Outstanding as of December 31, 2011	5,706,580	$0.95	$5,437,147

Nonvested shares vested and expect to vest as of December 31, 2011	23,924,743

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION PLAN - continued

Nonvested shares - continued

(ii)                                  2011 Equity Incentive Plan

		Weighted
	Number of	average
	restricted	grant date	Intrinsic
	share units	fair value	value

Granted	14,680,602	$0.72	$10,676,967
Vested	—	—	—
Forfeited	(95,000)	0.80	(76,000)

Outstanding as of December 31, 2011	14,585,602	$0.73	$10,600,967

Nonvested shares vested and expect to vest as of December 31, 2011	14,585,602

Compensation cost recognized in relation to nonvested shares was $659, $1,919 and $4,388 in 2009, 2010 and 2011, respectively.

There was $7,670 of total unrecognized compensation expense related to nonvested shares granted as of December 31, 2011. The expense is expected to be recognized over a weighted-average period of 2.02 years.

Performance based share award shares

Under the 2011 Equity Incentive Plan, the Company granted 9,700,000 restricted shares to senior management with performance conditions which are based on the Group’s revenue and earnings before interest and taxes from 2011 to 2013.

Share-based compensation expense

The Group recognizes compensation cost on the options using the graded vesting method. No tax benefit related thereto has been recognized by the Group.

The following table shows the share-based compensation expenses included in the consolidated statements of operations for the years ended December 31, 2009, 2010, and 2011:

	2009	2010	2011

Cost of revenues	$321	$606	$234
General and administrative	720	3,136	4,906
Selling and marketing	56	259	516

Total	$1,097	$4,001	$5,656

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  The accrued employee benefits were $1,215, $1,887 and $2,674 as of December 31, 2009, 2010 and 2011, respectively.

As stipulated by the relevant law and regulations in the PRC, the Company’s subsidiaries and the VIE in the PRC are required to maintain non-distributable statutory surplus reserve or reserve fund for foreign owned enterprises.  Appropriations to the a statutory surplus reserve or reserve fund are required to be made at not less than 10% of annual profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP.  Once appropriated, these amounts are not available for future distribution to owners or shareholders.  Once the general reserve or the reserve fund is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves.  The statutory reserve or reserve fund may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries.  For the years ended December 31, 2010 and 2011, the Group made appropriations of $1,304 and $2,859 to the statutory surplus reserve fund, respectively, $13 and nil to the statutory public welfare fund, respectively, and $14 and $16 to the enterprise expansion fund, respectively.  As a result of these PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group.  As of December 31, 2010 and 2011, such restricted net assets were $94,867 and $117,613, respectively.

As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.                              NET INCOME PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

	Years ended December 31,
	2009	2010	2011

Net income attributable to HiSoft Technology International Limited shareholders	$7,363	$12,057	$17,901

Net income attributable to HiSoft Technology International Limited shareholders allocated for computing net income per common share - basic (i):	1,673	8,115	17,901

Net income attributable to HiSoft Technology International Limited shareholders allocated for computing net income per Series A preferred share - basic (i)	1,203	791	—

Net income attributable to HiSoft Technology International Limited shareholders allocated for computing net income per Series A-1 preferred share - basic (i)	760	500	—

Net income attributable to HiSoft Technology International Limited shareholders allocated for computing net income per Series B preferred share - basic (i)	2,174	1,430	—

Net income attributable to HiSoft Technology International Limited shareholders allocated for computing net income per Series C preferred share - basic (i)	1,553	1,221	—

Net income attributable to HiSoft Technology International Limited shareholders allocated for computing net income per common share - diluted	$7,363	$12,057	$17,901

Weighted average common shares outstanding used in computing net income per ordinary share - basic (ii)	86,148,324	315,964,432	566,247,106

Weighted average common shares outstanding used in computing net income per ordinary share - diluted (iii)	388,372,705	507,037,891	599,162,936

Weighted average shares outstanding used in computing net income per Series A preferred share - basic (iii)	61,959,000	30,809,283	—

Weighted average shares outstanding used in computing net income per Series A-1 preferred share - basic (iii)	39,132,000	19,458,495	—

Weighted average shares outstanding used in computing net income per Series B preferred share - basic (iii)	112,000,000	55,692,308	—

Weighted average shares outstanding used in computing net income per Series C preferred share - basic (iii)	80,046,793	47,531,512	—

Net income per common share attributable to HiSoft Technology International Limited shareholders - basic:	0.02	0.03	0.03

Net income per common share attributable to HiSoft Technology International Limited shareholders - diluted:	0.02	0.02	0.03

Net income per Series A preferred share - basic	0.02	0.03	—

Net income per Series A-1 preferred share - basic	0.02	0.03	—

Net income per Series B preferred share - basic	0.02	0.03	—

Net income per Series C preferred share - basic	0.02	0.03	—

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.                               NET INCOME PER SHARE - continued

(i)                                   The net income attributable to holders of common shares as of December 31, 2010 was allocated between common shares and preferred shares on pro rata basis based on the dividend participant right.  Each Series A, Series A-1, Series B, and Series C convertible redeemable preferred shares has the same participating right on the undistributed net income as each common share, the allocation was based on the number of common shares and Series A, Series A-1, Series B, and Series C convertible redeemable preferred shares issued.  The undistributed net loss as of December 31, 2008 was allocated to common shares only as preferred shares are not contractually obligated to share the loss.

(ii)                                As of December 31, 2009, the Company had 1,500,000 common shares related to 2009 acquisition of AllianceSPEC, which were yet to be issued, and have been included in the calculation of weighted average common shares used in calculating basic net income per share from the date of acquisition.

(iii)                             The calculation of the weighted average number of common shares for the purpose of diluted net income per share has included the effect of certain securities.  For year 2010, such outstanding securities included an incremental 30,809,283, 19,458,495, 55,692,308, and 47,531,512, common shares resulting from the conversion of the Series A, Series A-1, Series B, and Series C convertible redeemable preferred shares, respectively.  For year 2009, such outstanding securities included an incremental 61,959,000, 39,132,000, 112,000,000, and 80,046,793 common shares resulting from the assumed conversion of the Series A, Series A-1, Series B, and Series C convertible redeemable preferred shares, respectively.

(iv)                            As of December 31, 2008, the Group had 57,000,000, 36,000,000, 112,000,000, and 59,090,910 Series A, Series A-1, Series B and Series C convertible redeemable preferred shares, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share for the year ended December 31, 2008 as their effects would have been anti-dilutive.

(v)                               The Group had 43,899,191 and 39,666,005 vested common share options as of December 31, 2010 and 2011, respectively, and have been included in the calculation of weighted average common shares used in calculating diluted net income per share.

(vi)                            As of December 31, 2008, the Group had 31,575,538 vested common share options, respectively, outstanding, which could have potentially diluted basic earnings per share in the future, but were excluded in the computation of diluted loss per share in those periods, as their effects would have been anti-dilutive.

(vii)                         The Company had 18,990,230 and 8,207,620 common share options to be vested as of December 31, 2010 and 2011 and such shares have been included in the calculation of weighted average common shares used in calculating diluted net income per share using the treasury stock method.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.                               NET INCOME PER SHARE - continued

(viii)                      As of December 31, 2009, 2010 and 2011, the Group had 4,506,262, 4,706,729 and 20,292,182 nonvested shares, respectively, included in the calculation of weighted average common shares for calculating diluted net income per share using the treasury stock method.

(ix)                              In 2010 and 2011, the Company issued 28,879,288 and 14,999,977 common shares, respectively, for future delivery to employees upon exercise of vested share options or grant of nonvested shares.  4,357,631 and 18,018,479 shares were transferred to the relevant employees in 2010 and 2011, respectively.  Accordingly, the remaining shares outstanding as of the end of December 31, 2010 and 2011 were excluded in computation of basic net income per common share in 2010 and 2011.

(x)                                 In December 2011, the Company repurchased and cancelled 24 common shares for a nil consideration.  The excess of repurchase price over the initial issuance price amounting to nil was recorded as a reduction in retained earnings of the Group. These common shares were cancelled upon repurchase.

20.                              LEASES AND COMMITMENTS

The Group follows the authoritative pronouncement issued by FASB regarding accounting for leases, in determining the criteria for capital leases.  Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses in the year incurred.

The Group leases its facilities, office and residential building under non-cancelable operating lease agreements.  Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were $4,287, $4,913 and $6,336, respectively.

The Group’s assets under capital leases as of December 31, 2010 were as follows:

Furniture, fixtures and electronic equipment	$424
Less: Accumulated amortization	(122)
$302

The balance of capital leases payable as of December 31, 2010 of $141 was fully paid in 2011.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.                               LEASES AND COMMITMENTS - continued

Capital leases were classified as “property, plant and equipment” on the balance sheet.  Capital lease amortization expense was $54, $63 and $105 for the years ended December 31, 2009, 2010 and 2011, respectively.

The following is a summary by years of future minimum lease payments for operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2011:

Years ended December 31,

2012	$4,862
2013	3,221
2014	1,581
2015	1,013
2016	983
Thereafter	698

Total minimum lease payments	$12,358

21.                              SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer.  In 2009, the Group reorganized the basis on which the business is managed and hence the information that is provided to the CODM.  The business is now organized and monitored on the basis of strategic customers and geographic locations for other customers.  The CODM now reviews results analyzed by service line, by geographic location and/or by customer type.  This analysis is only presented at the revenue level with no allocation of direct or indirect costs.  Consequently, as of December 31, 2011 the Group has only one operating segment and all segment data for prior years has been presented in that basis.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.                               SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

The Group has internal reporting that does not distinguish between markets or segments.  The Group operates in Asia, North America, Europe, and all of the Group’s long-lived assets are located as follows:

	Years ended December 31,
	2009		2010		2011
	Net	Long-lived	Net	Long-lived	Net	Long-lived
	Revenues (1)	assets (2)	Revenues (1)	assets (2)	Revenues (1)	assets (2)

PRC and Hong Kong	$32,999	$20,226	$48,801	$21,991	$87,264	$37,405
Japan	24,694	612	39,033	2,076	47,671	1,996
United States	22,960	82	33,992	2,987	49,271	19,922
Europe	2,410	—	3,773	—	5,110	—
Asia South	8,393	1,457	20,980	7,140	29,673	8,549

Total	$91,456	$22,377	$146,579	$34,194	$218,989	$67,872

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

The outsourced technology services provided by the Group include Infrastructure Technology Services (“ITS”), and Research and Development Services (“RDS”).  The net revenues consist of the following service lines:

	Years ended December 31,
	2009	2010	2011

ITS	$47,139	$76,824	$126,105
RDS	44,317	69,755	92,884

Total	$91,456	$146,579	$218,989

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22.                              SUBSEQUENT EVENTS

Grant of share options and nonvested shares

In January 2012, the Company granted share options for the purchase of 3,000,000 common shares at exercise price of $0.52 per option with 3 years vesting period.  In January, February and April 2012, the Company also granted a total of 7,943,080 nonvested shares with vesting periods of 2 and 3 years.  Total unrecognized compensation expense related to the share options and nonvested shares is $3,427.

Acquisition of Logoscript International S.L. (“Logoscript”)

In February 2012, the Group acquired 100% equity interest in Logoscript, a Spain-based software localization and technical translation services provider and its three subsidiaries based in Spain, Brazil and Portugal (collectively, “Logoscript Group”).  The Group is in the process of completing the local share transfer registration. The fair value of the total estimated consideration of $1,328, payable in cash, of which $170 is subject to future performance measures of Logoscript Group.

Acquisition of Shenzhen Longhaul Information Technology Ltd. (“Longhaul”)

In March 2012, the Group acquired substantially all of the business and assets of Longhaul, a China-based SAP consulting company, which mainly provides SAP implementation and maintenance services in southern China.  The fair value of the total estimated consideration of $1,380, payable in cash, of which $608 is subject to future performance measures of Longhaul.

The Group is in the process of performing the purchase price allocation of the above acquisitions.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands of U.S. dollars, except share data, or otherwise noted)

	As of December 31,
	2010	2011
ASSETS
Current Assets:
Cash and cash equivalents	$75,921	$27,062
Other current assets	1,557	412
Total current assets	77,478	27,474
Investment in subsidiaries and VIE	143,954	183,602
Other long-term assets	10	—
TOTAL ASSETS	$221,442	$211,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses and other payables	$6,490	$2,592
Short-term bank borrowings	40,000	—
Total current liabilities	46,490	2,592
TOTAL LIABILITIES	46,490	2,592

Shareholders’ Equity:
Common shares ($0.0001 par value; 607,000,000 shares authorized; 579,358,183 and 595,868,033 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	58	60
Additional paid-in capital	176,517	186,408
(Accumulated deficit) Retained earnings	(12,212)	5,689
Accumulated other comprehensive income	10,589	16,327
Total shareholders’ equity	174,952	208,484
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$221,442	$211,076

The accompanying notes are an integral part of these financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands of U.S. dollars, or otherwise noted)

	Years ended December 31,
	2009	2010	2011
Operating expenses
General and administrative	$(1,169)	$(5,383)	$(7,156)
Selling and marketing	(31)	(276)	(533)

Total operating expenses	(1,200)	(5,659)	(7,689)

Interest expense	(39)	(22)	(43)
Interest income	37	407	607

Net loss before income from subsidiaries and VIE	(1,202)	(5,274)	(7,125)
Equity in income of subsidiaries and VIE	8,565	17,331	25,026

Net income	$7,363	$12,057	$17,901

The accompanying notes are an integral part of these financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Changes in Shareholders’ Equity (Deficit) and Comprehensive Income

(In thousands of U.S. dollars, except share data, or otherwise noted)

					Shares to be issued	(Accumulated	Accumulated	Total	Total
					in connection	deficit)	other	shareholders’	comprehensive
	Common shares		Subscription	Additional	with business	Retained	comprehensive	(deficit)	income
	Shares	Amount	receivable	paid-in capital	acquisition	earnings	income	equity	for the year

Balance as of January 1, 2009	85,189,211	$9	$(1)	$5,566	$—	$(31,632)	$6,428	$(19,630)
Shares to be issued in connection with business acquisition	—	—	—	—	471	—	—	471
Share option exercise	178,061	—	—	48	—	—	—	48
Share-based compensation	—	—	—	1,097	—	—	—	1,097
Vesting of nonvested shares award	2,304,848	—	—	—	—	—	—	—
Net income	—	—	—	—	—	7,363	—	7,363	$7,363
Foreign currency translation adjustments	—	—	—	—	—	—	(289)	(289)	(289)

Comprehensive income									$7,074

Balance as of December 31, 2009	87,672,120	9	(1)	6,711	471	(24,269)	6,139	(10,940)
Conversion of preferred shares upon initial public offering	308,679,232	31	—	89,000	—	—	—	89,031
Issuance of common shares upon initial public offering (net of issuance costs of $10,284)	137,971,673	14	—	62,318	—	—	—	62,332
Issuance of common shares upon follow-on offering (net of issuance costs of $702)	9,500,000	1	—	12,297	—	—	—	12,298
Issuance of common shares in connection of business acquisition	3,500,000	—	—	1,071	(471)	—	—	600
Issuance of common shares for share-based compensation	28,879,288	3	—	—	—	—	—	3
Cash received from share subscription receivables	—	—	1	—	—	—	—	1
Share option exercise	212,196	—	—	1,119	—	—	—	1,119
Share-based compensation	—	—	—	4,001	—	—	—	4,001
Vesting of nonvested shares award	2,943,674	—	—	—	—	—	—	—
Net income	—	—	—	—	—	12,057	—	12,057	$12,057
Foreign currency translation adjustments	—	—	—	—	—	—	4,450	4,450	4,450

Comprehensive income									$16,507

Balance as of December 31, 2010	579,358,183	58	—	176,517	—	(12,212)	10,589	174,952
Issuance of common shares for share-based compensation	14,999,977	2	—	—	—	—	—	2
Repurchase of common shares	(24)	—	—	—	—	—	—	—
Share option exercise	—	—	—	4,235	—	—	—	4,235
Share-based compensation	—	—	—	5,656	—	—	—	5,656
Vesting of nonvested shares award	1,509,897	—	—	—	—	—	—	—
Net income	—	—	—	—	—	17,901	—	17,901	$17,901
Foreign currency translation adjustments	—	—	—	—	—	—	5,738	5,738	5,738

Comprehensive income									$23,639

Balance as of December 31, 2011	595,868,033	$60	$—	$186,408	$—	$5,689	$16,327	$208,484

The accompanying notes are an integral part of these financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Parent Company Cash Flows

(In thousands of U.S. dollars, or otherwise noted)

	Years ended December 31,
	2009	2010	2011

Cash flows from (used in) operating activities:
Net income	$7,363	$12,057	$17,901
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries and VIE	(8,565)	(17,331)	(25,026)
Loss on disposal of property, plant and equipment	10	—	—
Depreciation	5	—	—
Follow-on offering expenses	—	469	—
Share-based compensation expenses	1,097	4,001	5,656
Change in fair value of contingent consideration	—	773	981
Changes in operating assets and liabilities, net of effects of business acquisitions:
Other long-term assets	—	(10)	10
Intercompany receivables	4,089	(7,105)	9,693
Decrease (increase) in other current assets	(6)	16,634	(11,574)
Decrease in other current liabilities	(575)	(1,373)	(9,188)

Net cash provided by (used in) operating activities	3,418	8,115	(11,547)

Cash flows from investing activities:
Injection of capital in subsidiaries	(6,105)	(56,211)	—
Payments for business acquisitions	—	(1,115)	—
Dividends received	—	—	1,411

Net cash (used in) provided by investing activities	(6,105)	(57,326)	1,411

Cash flows from financing activities:
Proceeds from (repayment of) short-term bank borrowings	—	40,000	(40,000)
Proceeds from issuance of common shares upon initial public offering and follow-on offering (net of issuance costs of $8,642)	—	79,454	—
Payment of initial public offering expenses	(40)	(3,816)	—
Cash received from share subscription receivables	—	1	—
Proceeds from issuance of common shares under employee option plan	168	538	5,291
Deferred and contingent consideration paid for business acquisitions	—	(2,650)	(4,014)

Net cash provided by (used in) financing activities	128	113,527	(38,723)

Net (decrease) increase in cash and cash equivalents	(2,559)	64,316	(48,859)

Cash and cash equivalents at the beginning of year	14,164	11,605	75,921

Cash and cash equivalents at the end of year	$11,605	$75,921	$27,062

The accompanying notes are an integral part of these financial statements.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

Notes to the Financial Statements

(In thousands of U.S. dollars, or otherwise noted)

1.                                     BASIS OF PREPARATION

The condensed financial information of the Parent Company, HiSoft Technology International Limited, has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIE.

The condensed financial information is provided since the restricted net assets of the Company’s subsidiaries and VIE were over the 25% of the consolidated net assets of the Company as of December 31, 2011.

2.                                      INVESTMENTS IN SUBSIDIARIES AND VIE

For the purpose of the Parent Company’s stand-alone financial information, investments in subsidiaries and VIE are reported using the equity method of accounting.  The Parent Company’s share of income (loss) from the subsidiaries and VIE was reported in the single line item of equity in income of subsidiaries and variable interest entity.  Under the equity method, the Parent Company ceases to record its share of the losses once the carrying value of the investment has been reduced to zero unless the Parent Company has the obligation to fund losses in its subsidiaries and VIE.