Form 20-F
period 2012-12-31
Pactera Technology International Ltd.
filed 2013-04-25
CIK 1493639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-34790

Pactera Technology International Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

3/F Building 8 Zhongguancun Software Park Haidian District, Beijing 100193 People’s Republic of China
(Address of principal executive offices)

Sidney Xuande Huang 3/F Building 8 Zhongguancun Software Park Haidian District, Beijing 100193 People’s Republic of China Tel: (86) 10 8282-5266 Fax: 10 8282-5268 E-mail: Sidney.Huang@pactera.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, par value $0.00139482 per share*	The Nasdaq Stock Market LLC* (The Nasdaq Global Select Market)*

* Not for trading, but only in connection with the listing of American depositary shares, or ADSs, on The Nasdaq Stock Market LLC. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to registration statements on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder. Each ADS represents the right to receive one common share of the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

88,312,068 common shares, par value $0.00139482 per share, were outstanding as of December 31, 2012

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

☐ Yes   ☐ No

CONVENTIONS

•                  Unless otherwise indicated, references in this annual report to:

•                  “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States;

•                  “ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•                  “ADSs” refer to our American depositary shares, each of which represents one common share. On November 9, 2012, to facilitate the completion of our merger with VanceInfo, we effected a 13.9482-to-1 common share consolidation and an ADS consolidation from one ADS representing 19 common shares to one ADS representing one common share, which effectively resulted in a 1:1.3622 split for our ADSs.

•                  “China” and the “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “common shares” refer to our common shares, par value $0.00139482 per share;

•                  “Greater China” refers to the People’s Republic of China, including, for purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “RMB” and “Renminbi” refer to the legal currency of China;

•                  “we,” “us,” “Company,” “our company”, “our” and Pactera refer to Pactera Technology International Ltd., its predecessor entities and its consolidated subsidiaries and affiliates; and

•                  “VanceInfo” refers to VanceInfo Technologies Inc. 文思信息技术有限公司, a Cayman Island company and its consolidated subsidiaries and affiliates for periods prior to November 9, 2012.

PART I

Item 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.         KEY INFORMATION

A.                                    Selected Financial Data

The selected consolidated statements of operations data (other than ADS data) for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data (other than ADS data, weighted average common shares and per common share data) for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of 2008 and 2009 have been derived from our audited consolidated financial statements not included in this report on Form 20-F.

Our results of operations and financial condition as of and for the year ended December 31, 2012 have been affected by the merger of VanceInfo with and into our company in November 2012. The results of operations of VanceInfo for the period from November 9, 2012 to December 31, 2012 have been included in our consolidated statements of operations and consolidated statements of cash flows. This resulted in an increase in revenues and changes in other financial statement items in 2012 compared to 2011. The assets and liabilities of VanceInfo have also been included in our consolidated balance sheet at December 31, 2012. See “Item 5. Operating and Financial Review and Prospects.”

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

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Net revenues	$100,720	$91,456	$146,579	$218,989	$359,031
Cost of revenues (1)(2)	70,295	58,759	92,718	142,427	234,602
Gross profit	30,425	32,697	53,861	76,562	124,429
Operating expenses:
General and administrative (1)(2)	19,010	18,981	30,509	40,603	90,917
Selling and marketing (1)(2)	8,345	5,968	9,310	16,924	27,741
Offering expenses	3,782	—	—	—	—
Impairment of trademarks and trade names	5,760	—	—	—	5,515
Impairment of goodwill	4,784	—	—	—	—
Change in fair value of contingent consideration	—	—	1,194	1,824	(659)
Total operating expenses	41,681	24,949	41,013	59,351	123,514
(Loss) income from operations	(11,256)	7,748	12,848	17,211	915
Other income	411	676	1,143	2,905	3,597
Income tax (expense) benefit	703	(1,061)	(1,934)	(1,718)	(1,210)
Net income (loss) from continuing operations before earnings in equity method investment	(10,142)	7,363	12,057	18,398	3,302
Earning in equity method investment	—	—	—	—	23
Net income(loss) from continuing operations	(10,142)	7,363	12,057	18,398	3,325
Net loss on discontinued operations	(569)	—	—	—	—
Net (loss) income	(10,711)	7,363	12,057	18,398	3,325
Net income attributable to non-controlling interest	—	—	—	(497)	(735)
Net (loss) income attributable to Pactera Technology International Ltd.	$(10,711)	$7,363	$12,057	$17,901	$2,590
Net income attributable to Series A, A-1, B and C convertible redeemable preferred shares	—	(5,690)	(3,942)	—	—
Net (loss) income attributable to holders of common shares of Pactera Technology International Ltd.	$(10,711)	$1,673	$8,115	$17,901	$2,590
Net (loss) income per common share:
Basic (3)
- (Loss) income from continuing operations	$(1.72)	$0.27	$0.36	$0.44	$0.05
- Loss on discontinued operations	(0.10)	—	—	—	—
	$(1.82)	$0.27	$0.36	$0.44	$0.05
Diluted (3)
- (Loss) income from continuing operations	$(1.72)	$0.26	$0.33	$0.42	$0.05
- Loss on discontinued operations	(0.10)	—	—	—	—
	$(1.82)	$0.26	$0.33	$0.42	$0.05
Net (loss) income per ADS:
Basic (4)	$(1.82)	$0.27	$0.36	$0.44	$0.05
Diluted (4)	$(1.82)	$0.26	$0.33	$0.42	$0.05
Weighted average common shares used in calculating (loss) income per common share:
Basic (5)	5,898,941	6,176,304	22,652,703	40,596,429	47,547,307
Diluted (5)	5,898,941	27,843,930	36,351,493	42,956,291	49,444,160
Weighted average ADSs used in calculating net (loss) income per ADS:
Basic (5)	5,898,941	6,176,304	22,652,703	40,596,429	47,547,307
Diluted (5)	5,898,941	27,843,930	36,351,493	42,956,291	49,444,160

(1)                                 Includes acquisition-related amortization of intangible assets totaling $1.6 million, $0.1 million, $0.9 million, $2.7 million and $6.1 million in 2008, 2009, 2010, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$50	$16	$188	$696	$1,609
Operating expenses:
General and administrative	—	—	—	—	236
Selling and marketing	1,565	60	687	1,981	4,213

(2)                                 Includes share-based compensation charges totaling $1.8 million, $1.1 million, $4.0 million, $5.7 million and $11.1 million in 2008, 2009, 2010, 2011 and 2012, respectively, allocated as follows

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$362	$321	$606	$234	$165
Operating expenses:
General and administrative	1,405	720	3,136	4,906	10,405
Selling and marketing	35	56	259	516	494

(3)                                 Net (loss) income per common share — basic and diluted is calculated as net loss or income for the period divided by adjusted weighted average number of common shares outstanding for the same period, after giving effect to the  13.9482-to-1 common share consolidation  that was effected on November 9, 2012.

(4)                                 Net (loss) income per ADS — basic and diluted is calculated as net loss or income for the period divided by adjusted weighted average number of common shares outstanding for the same period, after giving effect to the 1: 1.3622 split for our ADSs that was effected on November 9, 2012.

(5)                                 The weighted average number of common shares outstanding is shown after giving effect to the 1: 1.3622 split for our ADSs that was effected on November 9, 2012.

	Year Ended December 31,
	2008	2009	2010	2011	2012
Other Consolidated Financial Data

Gross margin (1)	30.2%	35.8%	36.7%	35.0%	34.7%
Operating margin (2)	(11.2)%	8.5%	8.8%	7.9%	0.3%
Net margin (3)	(10.6)%	8.1%	8.2%	8.4%	0.9%

(1)                                 Gross margin represents gross profit as a percentage of net revenues.

(2)                                 Operating margin represents income (loss) from operations as a percentage of net revenues.

(3)                                 Net margin represents net income (loss) before noncontrolling interest as a percentage of net revenues.

	As of December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$46,881	$54,842	$169,893	$113,856	$143,714
Total assets	86,100	104,242	255,092	273,179	737,606
Total liabilities	16,699	26,151	80,140	63,289	195,282
Noncontrolling interest	—	—	—	1,406	1,339
Series A convertible redeemable preferred shares	12,581	12,581	—	—	—
Series A-1 convertible redeemable preferred shares	9,900	9,900	—	—	—
Series B convertible redeemable preferred shares	30,800	30,800	—	—	—
Series C convertible redeemable preferred shares	35,750	35,750	—	—	—
Total (deficit) equity	$(19,630)	$(10,940)	$174,952	$208,484	$540,985

Exchange Rate Information

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2012 (the last day of 2012 for which exchange rate data was available), which was RMB6.2301 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information. —D. Risk Factors—Risks Related to Our Business— Fluctuations in exchange rates could impact our competitiveness and results of operations.” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 19, 2013, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.1772 to $1.00.

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

	RMB per U.S. Dollar Exchange Rate
	Period End	Average(1)	High	Low
	(RMB per $1.00)
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8305
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
October	6.2372	6.2627	6.2372	6.2877
November	6.2265	6.2338	6.2221	6.2454
December	6.2301	6.2328	6.2251	6.2502
2013
January	6.2186	6.2215	6.2134	6.2303
February	6.2213	6.2323	6.2213	6.2438
March	6.0000	6.2033	6.2246	6.0000
April (through April 19)	6.1772	6.1927	6.2078	6.1720

(1)                                 Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business

If we fail to achieve the planned integration effectively within the time frame that is contemplated or to the extent that is planned, or if for any other reason the expected synergies, cost savings and growth opportunities fail to materialize, the merger may not produce the benefits we anticipate.

In August 2012, we entered into a merger agreement with VanceInfo with respect to a tax-free, all-stock merger of equals. Upon completion of the merger on November 9, 2012, we became the surviving company with our ADSs continuing to be listed on the NASDAQ Global Select Market while VanceInfo became a privately held company. The success of our merger with VanceInfo will depend, in part, on our ability to realize anticipated synergies, cost savings, operational efficiencies and growth opportunities by combining the businesses of the two companies. We face significant challenges in consolidating our functions with those of VanceInfo, and integrating the organizations, procedures and operations of the two businesses, which include, among other things,

•                  the inability to successfully integrate the businesses of the two companies in a manner that permits us to achieve the full revenue growth and cost savings anticipated to result from the merger;

•                  complexities associated with managing the larger, more complex, combined business;

•                  uncertainty in our relationship with existing or prospective customers, partners and suppliers;

•                  integrating personnel from the two companies while maintaining focus on providing consistent, high-quality service to their customers;

•                  potential loss of key employees and significant clients as a result of the merger;

•                  potential unknown liabilities and unforeseen expenses or delays associated with the merger; and

•                  the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

It is also possible that the integration process could result in diversion of our management’s attention from their normal areas of responsibility to address integration issues, which could adversely affect our ability to maintain good relationships with our customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the merger, and could increase costs or reduce our earnings or otherwise adversely affect our businesses, financial condition, results of operations and prospects. Moreover, actual synergies, cost savings, operational efficiencies and operational benefits as well as growth opportunities that result from the merger may be lower and may take a longer time to achieve than we currently expect. In addition, the minority shareholders of the two companies may file class actions against our company, our directors and senior management challenging, among other things, fairness of the merger consideration, which could be costly and time-consuming to defend and may also diverge our management’s attention from their normal areas of responsibility.

In order to achieve the anticipated benefits of a merger, the operations of the two companies involved will need to be reorganized and the resources will need to be combined in a timely and flexible manner. There can be no assurance that we will be able to implement these steps as anticipated or at all. If we fail to achieve the planned integration effectively within the time frame that is contemplated or to the extent that is planned, or if for any other reason the expected synergies, cost savings, operational efficiencies and growth opportunities fail to materialize, the merger or acquisition may not produce the benefits we anticipate.

In addition, realization of the anticipated benefits depends on future events and circumstances, some of which are beyond our control. For example, our future growth in revenues, earnings and cash flow will be partly dependent on future economic conditions and conditions in the IT services outsourcing sector.

Global economic downturn or any future economic downturn, particularly in our key client geographies of the United States, Greater China, Japan or Europe, could adversely affect our business.

In recent years, the global financial markets experienced significant disruptions and the United States, Japan, Europe and other economies went into recession. The recovery from the recession was uneven and it is facing new challenges. Economic conditions in China are also sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In 2010, 2011 and 2012, respectively, 54.1%, 49.3% and 43.2% of our net revenues were derived from clients headquartered in the United States, 8.6%, 18.0% and 29.0% of our net revenues were derived from clients headquartered in Greater China, 23.0%, 18.6% and 16.2% of our net revenues were derived from clients headquartered in Japan and 9.3%, 8.6% and 6.8% of our net revenues were derived from clients headquartered in Europe; we expect that a significant majority of our net revenues will continue to be derived from clients in these geographic areas in the future. If the economies of the United States, Greater China, Japan, Europe or other countries where our clients are located experience continuing difficulties in recovering from the global economic downturn, or if there is another general economic downturn or a recession in these countries, our clients and potential clients in these countries may substantially reduce their budgets for outsourced technology services and modify, delay or cancel plans to purchase our services. Additionally, if our clients’ operating and financial performance deteriorates, they may not be able to pay, or may delay payment of, amounts owed to us. Any or all of these events could cause a decline in our net revenues and materially and adversely affect our business and results of operations.

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

We have been expanding, and plan to continue to expand, the nature and scope of our service offerings. We also plan to add other new capabilities within our existing service lines, such as business intelligence, or BI, services. The success of our expanded service offerings is dependent, in part, upon demand for such services by new and existing clients, allocation of our resources between existing and new service lines efficiently and our ability to meet this demand in a cost-competitive and effective manner. Moreover, we cannot assure you that we will be able to attract existing and new clients for such new services or effectively meet our clients’ needs.

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

We have completed numerous acquisitions in recent years and intend to continue to pursue strategic acquisitions in line with our business strategy in addition to the merger with VanceInfo. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions. While we identified and may identify expected synergies, cost savings and growth opportunities in connection with these transactions prior to their completion, we may not achieve, and have not always achieved, the expected benefits. For example, in 2012, we recognized an impairment loss of trademarks and trade names of $5.5 million as our management determined not to use certain trademarks and trade names after the merger with VanceInfo.

For companies we have acquired or may acquire in the future, we could have difficulty in assimilating the target company’s personnel, operations, products, services and technology into our operations. The primary value of many potential targets in the outsourcing industry lies in their skilled professionals and established client relationships. Transitioning these types of assets from the acquired companies to our business can be particularly difficult due to different corporate cultures and values, geographic distance and other intangible factors. Some newly acquired employees may decide not to work with us or to leave shortly after their move to our company and some acquired clients may decide to discontinue their commercial relationships with us. Also, although we believe such risks are remote based on our due diligence performed prior to completing our acquisitions, we may be unsuccessful in obtaining qualifications or consents necessary for the operation of all or part of the acquired businesses. These difficulties could disrupt our ongoing business, distract our management and current employees and increase our expenses, including causing us to incur significant one-time expenses, impairment charges and write-offs. Furthermore, any acquisition or investment that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may adversely affect the value of our ADSs.

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

The success of our business is dependent to a significant degree on our ability to attract and retain highly skilled professionals. In China there is currently a shortage of, and significant competition for, professionals who possess the technical skills and experience necessary to act as senior engineers, project managers and consultants for IT and research and development outsourcing projects, and we believe that such professionals are likely to remain a limited resource for the foreseeable future. Consequently, we may not be able to retain some of experienced professionals if we fail to manage the transition and reallocate our resources effectively following the merger with VanceInfo. Moreover, similar to India, the outsourced technology industry in China has experienced significant levels of employee attrition. The attrition rate among our employees who have worked for us for at least six months were 14.6%, 16.4% and 18.5% for 2010, 2011 and 2012, respectively. Due to the cost of hiring and training new professionals, high attrition rates can negatively affect our cost of revenues and net income. In addition, we may face increasing difficulties recruiting the talent we need to staff our outsourcing facilities in less developed cities in China with lower average wages and living standards. If we are unable to hire and retain highly skilled professionals, our ability to bid on, obtain and effectively execute new projects may be impaired, which would adversely affect our results of operations.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

We have experienced significant growth in recent years. Our net revenues grew from $146.6 million in 2010, to $219.0 million in 2011 and to $359.0 million in 2012. The total number of our employees grew from 5,521 as of December 31, 2010, to 7,321 as of December 31, 2011 and, after our merger with VanceInfo, to 23,270 as of December 31, 2012. Our operations have also expanded in recent years through increases in our service delivery capabilities and acquisitions of complementary businesses. We expect our operations to continue to grow in terms of both headcount and geographic locations. Our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

•                  recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel whilst streamlining overstaffed departments and reducing administrative expenses;

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

The markets in which we compete are changing rapidly and we face intense competition from both global providers of outsourced technology services as well as those based in China. There are relatively low barriers to entry into our markets and we have faced, and expect to continue to face, additional competition from new market entrants. We believe that the principal competitive factors in our markets are breadth and depth of service offerings, reputation and track record, ability to tailor service offerings to client needs, industry expertise, ability to leverage offshore delivery platforms, service quality, price, scalability of infrastructure, financial stability, and sales and marketing skills. We face competition or competitive pressure primarily from:

•                  global offshore outsourced technology services companies such as Cognizant Technology Solutions, Infosys Limited, iGATE Corporation , Tata Consultancy Services and Wipro Technologies;

•                  China-based technology outsourcing service providers such as iSoftStone, Beyondsoft, Chinasoft, Dalian Hi-think Computer (DHC), Neusoft and SinoCom;

•                  certain divisions of large multinational technology firms; and

•                  in-house IT departments of our clients and potential clients.

China-based outsourced technology services companies compete with us primarily in the China and Japan markets, while global offshore outsourced technology services companies compete with us primarily in the United States and Europe markets. Many of our international competitors have significantly greater financial, human and marketing resources, a broader range of service offerings, greater technological expertise, more experienced personnel, longer track records, more recognizable brand names and more established relationships in industries that we serve or may serve in the future. Moreover, a number of our international competitors have established operations in China.

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

We have in the past derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients. In 2010, a United States-based multinational IT company and Microsoft each accounted for 10% or more of our net revenues and in aggregate accounted for 23.1% of our net revenues. Our ten largest clients accounted for a combined 56.8% of our net revenues in 2010. In 2011, a United States-based multinational IT company accounted for 10.9% of our net revenues and our ten largest clients accounted for a combined 50.1 % of our net revenues. In 2012, a United States-based multinational IT company  accounted for 8.3% of our net revenues and our ten largest clients accounted for a combined 41.7% of our net revenues giving effect to our merger with VanceInfo.

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

There are a number of factors that could cause us to lose major clients. Because many of our engagements involve functions that are critical to the operations of our clients’ businesses, any failure by us to meet a client’s expectations could result in cancellation or non-renewal of the engagement. In addition, our clients may decide to reduce spending on technology services from us due to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more work in-house or to other providers. For example, one of our major clients, a European mobile handset manufacturer, recently announced to reduce headcount globally and close certain plants by the end of 2013, which may result in a decline in its demand of our services. Furthermore, our clients, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may demand price reductions, automate some or all of their processes or reduce the services to be provided by us, any of which could reduce our profitability.

The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, could adversely affect our financial condition and results of operations.

Adverse changes relating to one of our major clients could reduce our revenues and productivity level, and harm our business.

As previously disclosed, one of our major clients recently informed us of its plan to move some business from us to joint ventures specializing in the software outsourcing business formed by it with certain of our competitors. Details are still being discussed, which may include orderly transfer of certain project teams to the joint ventures in the first half of 2013. If the employees involved are unwilling to be transferred and cannot be assigned to appropriate alternative tasks, we may need to terminate their employment and incur severance pay and relevant expenses.

Historically, the revenues that we derived from this client represented a significant portion of our net revenues. In 2012, we and, prior to the completion of the merger, HiSoft Technology International Limited, or HiSoft and VanceInfo, generated approximately $ 96 million of net revenues from this customer, which was the largest customer as measured by net revenues. We now expect net revenues from this customer to decline significantly in 2013, which will adversely affect our revenues, resource utilization and productivity levels. We can’t assure you that this client and any other major clients won’t move any of their business from us to our competitors going forward. Occurrence of any such adverse changes relating to our major clients would materially and adversely affect our revenues, resource utilization and profitability, which may result in downsize of our operations. In addition, the above or other adverse changes relating to our major clients could reduce our revenues and harm our business.

The non-competition clauses contained in some of our business contracts with our existing clients may affect our ability to explore new business relationships and to procure new clients.

Some of our business contracts contain non-competition clauses which restrict our ability to provide services to competitors of our existing clients. Such clauses provide that, during the term of the contract or for a certain period of time after the completion of the service (typically 12 months), we or our employees who worked for a client may not provide similar services to such client’s competitors. Some of our contracts provide that, although we are free to render other services to clients’ customers prior to the receipt of statements of work, or SOWs, from our clients, such services may not create any conflicts of interest with the services we provide to those clients, and we must obtain our clients’ prior written consent to continue providing services to their customers before we begin rendering similar services to our clients. In addition, some contracts restrict us from competing with the client in quoting, tendering or offering services or solutions, whether by ourselves or with others, directly or indirectly, to such client’s customers.These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry or market in which we have expertise and may adversely affect our revenues and future profitability.

In addition, some of VanceInfo’s business contracts executed prior to the merger contain similar non-competition clauses. As such, we currently provide services to some customers and competitors of our existing clients as a result of the merger with VanceInfo. We have reached out to such clients for their consent. However, if we are unable to obtain such consent, the continued provision of services to such customers or competitors of our clients may constitute a breach under the related client contracts or result in the termination of such client contracts, which could adversely affect our business, future profitability and client relationships.

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT or research and development spending by companies within these industries may adversely affect our business.

We derive a large proportion of our revenues from clients which operate in a limited number of industries, including high technology, banking, financial services and insurance, or BFSI, and telecommunications. In 2012, for example, we derived 42.6%, 28.5%, and 11.5% of our revenues, respectively, from clients operating in these industries. Our business and growth largely depend on continued demand for our services from clients and potential clients in these industries and those industries where we are focusing expansion efforts. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource technological applications, or consolidation in the industry. In addition, serving a major client within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that client if there is a perceived conflict of interest. Any significant decrease in demand for our services by clients in these industries, or other industries from which we derive significant revenues in the future, may reduce the demand for our services.

The inability of our clients to pay the receivable balance on their accounts with us may expose us to the credit risks of such clients and may adversely affect our results of operations and liquidity.

We maintain allowance for doubtful accounts based upon information available to us to make estimates, considering historical experience and other factors surrounding the credit risk of specific clients. However, if we additionally identify that collection from certain other significant accounts is in doubt, we may be exposed to the credit risk of such clients and may have to provide for the provision of those doubtful accounts. For example, in the financial years ended December 31, 2010 and 2012, we recorded bad debt provisions of $3.6 million and $5.2 million, respectively, mainly resulting from our identification of the credit risk with certain clients. The inability of our clients to pay the receivable balance on their accounts may require us to make bad debt provisions and may adversely affect our results of operations and liquidity.

We enter into fixed-price contracts with some of our clients, and our failure to accurately estimate the resources and time required for these contracts could negatively affect our results of operations.

Some of our outsourced technology services are provided on a fixed-price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Net revenues from fixed-price contracts accounted for 20.0% and 21.3% of our total net revenues in 2011 and 2012, respectively. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed-price contracts, we bear the risk of cost overruns and completion delays in connection with these projects. Conversely, an overestimation of our costs may result in our submitting uncompetitive bids and loss of business. Any failure to accurately estimate the resources and time required for a project, wage inflation or any other factors that may impact our costs to complete the project, could adversely affect our profitability and results of operations.

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

In addition, many of the master service agreements, or MSAs, we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the MSAs, including professional liability insurance, commercial general liability insurance, umbrella insurance and workers compensation insurance. As the insurance industry in China is still in an early stage of development, a number of these types of insurance are not available on reasonable terms in China. We have purchased, among other things, professional liability insurance for our key professionals and commercial general liability insurance for our facilities and business operation in certain areas, but we still do not satisfy all the contractual requirements of certain of our key clients. Although to date no client has brought any material claims against us for such failure, our clients have the right to terminate these MSAs. Any termination of significant contracts, especially if unanticipated, could have a negative impact on our future revenues and profitability.

Furthermore, in some of our MSAs, our clients are also entitled to request us to transfer, to them or their designees, the assets of our offshore development centers in China, or CDCs, that serve them and all of the operating relationships, including leases for the premises of the CDCs, employment relationships with the employees dedicated to the CDCs and contracts with subcontractors, at a pre-agreed transfer price which is generally a multiple of our monthly service fees from the relevant client for CDC services prior to the transfer. This transfer fee will either be reduced ratably based on the elapsed operation term of the CDC or subject to a maximum amount. In addition to the above amounts, the relevant client is also required to pay the lower of fair market value or net book value for the assets to be transferred that have not already been charged to the client. If our clients exercise these rights, we may lose some of our business and key employees, or may be required to transfer our assets and employees to a third party, and our losses may not be fully covered by the contractual payment.

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

Furthermore, the contracts of HiSoft and VanceInfo with certain of their respective clients executed prior to the merger with VanceInfo contain change-of-control clauses, which provide that the contracts may be terminated with immediate effect by such clients’ written notice without incurring any liability in the event that there is a direct or indirect change of ownership of HiSoft or VanceInfo, or there is a material change in the key personnel of HiSoft or VanceInfo. Such change-of-control clauses may be triggered as a result of our merger with VanceInfo. If we are unable to obtain the consent of such clients as to the consummation of the merger, the contracts with these clients may be terminated, which could adversely affect our business, future profitability and our relationships with such clients.

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

Our subcontracting practices may expose us to technical uncertainties, potential liabilities and reputational harm.

In order to meet our personnel needs, increase workforce flexibility, and improve pricing competitiveness, we subcontract portions of certain projects to third parties. Despite certain advantages of subcontracting, such arrangements also give rise to a number of risks.

Although we try to source competent and credible third parties as our subcontractors, they may not be able to deliver the level of service that our clients expect us to deliver. In addition, we rely on some of our subcontractors to provide certain services in order to complete our clients’ projects, which require us to ensure that they continue to work with us and provide effective service. Should these subcontractors fail to deliver their services in a timely or effectively manner, our customers’ perception of our services could be negatively impacted and our business could be adversely affected. Furthermore, we usually enter into non-disclosure arrangements with our subcontractors to limit access to and distribution of our clients’ intellectual property and other confidential information as well as our own, but we cannot guarantee that they will not breach the confidentiality of our clients and misappropriate our or our clients’ proprietary information and technology in the course of providing service. We, as the party to the contract with the client, are usually directly responsible for the losses our subcontractors cause to our clients. Under the subcontracting agreements we enter, our subcontractors usually promise to indemnify us for damages caused by their breach, but we may be unable to collect under these agreements. Moreover, their breaches may damage our reputation and adversely affect our ability to acquire new business in the future.

Despite internal restrictions designed to prevent these actions, we may have subcontracted certain contractual obligations to third parties without first obtaining our clients’ prior written consent under the related client contracts. Although we have not been subject to adverse claims by our clients for these actions, we cannot assure you that these actions would not result in improper disclosure of client information, or result in client dissatisfaction or client loss.

Our interests may conflict with our joint venture partners and disputes with joint venture partners may adversely affect our business.

As of the date of this annual report, we hold, directly or indirectly, equity interest in several joint venture companies, including a 50% equity interest in a PRC joint venture company, namely Beijing Yunxiang Weiye Information Technology Co., Ltd., or Beijing Yunxiang as a result of the merger between us and VanceInfo. As we continue to grow, we expect to acquire interests in more joint venture enterprises in China or abroad to execute our expansion plans by utilizing our partners’ skills, experiences and resources. In accordance with PRC law, certain material matters relating to a joint venture, including increase or reduction of the registered capital of the joint venture, amendments to its articles of association, merger or division of the joint venture, and termination and dissolution of the joint venture, may require our joint venture partners’ consents. Our future joint venture enterprises to be established abroad may involve more legal implications in other jurisdictions.

In addition, joint ventures involve risks that our joint venture partners may:

•                  have economic or business interests or goals that are inconsistent with or adverse to ours;

•                  take actions contrary to our instructions or requests or contrary to our policies or objectives;

•                  be unable or unwilling to fulfill their obligations under the relevant joint venture agreements;

•                  have financial difficulties; or

•                  have disputes with us as to the scope of their responsibilities and obligations.

Our present or future joint venture projects may not be successful. We cannot assure you that we will not have disputes or encounter other problems with respect to our present or future joint venture partners or that we will be able to resolve such disputes and solve such problems in a timely manner, or at all. Any failure of us to address these potential disputes or conflict of interests effectively could have a material adverse effect on our business, financial condition, and results of operations.

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

If our clients’ proprietary intellectual property or confidential information is misappropriated by us, our employees or otherwise in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly legal proceedings and lose clients.

We and our employees are frequently provided with access to our clients’ proprietary intellectual property and confidential information, including source codes, software products, business policies and plans, trade secrets and personal data. We use network security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use, of such intellectual property and confidential information. We also require our employees and subcontractors to enter into non-disclosure arrangements to limit access to and distribution of our clients’ intellectual property and other confidential information as well as our own. However, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, protection of intellectual property rights and confidentiality in China may not be as effective as that in the United States or other developed countries. As such, the steps taken by us in this regard may not be adequate to safeguard our clients’ intellectual property and confidential information.

Reverse engineering, unauthorized copying or other misappropriation of proprietary technologies of our clients could enable third parties to benefit from our or our clients’ technologies, and our clients may hold us liable for that act and seek damages and compensation from us. Moreover, most of our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential, which may subject us to indirect or consequential damages incurred by our clients. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our clients. As a result, if our clients’ proprietary rights are misappropriated by us, our employees or otherwise, our clients may consider us liable for that act and seek damages and compensation from us. Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Any such acts could also cause us to lose existing and future business and damage our reputation in the market. Even if such assertions against us are unsuccessful, they may cause us to incur reputational harm and substantial legal fees.

If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

Most of our contracts with clients contain performance requirements. Failure to consistently meet service requirements of a client or errors made by our professionals in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our clients’ businesses, and any failure to provide those services could result in a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure. Our CDC methodology requires us to maintain active data and voice communications between our main development centers in China and our international clients’ offices. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenues and harm our business.

To the extent that our contracts contain limitations on liability for breach of our obligations, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. Although we have purchased, among other things, commercial general liability insurance and information and network technology errors or omissions liability insurance for our facilities in certain areas,  the successful assertion of one or more large claims against us could still have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We may face certain risk with respect to construction of our new headquarters and research and development center.

One of our subsidiary has entered into a series of contracts in connection with development and  construction of our new headquarters and research and development center on two parcels of land with an area of 21,700 square meters in Beijing since November 2009. As of the date of this annual report, we have obtained the land use right certificate and certain other government permits for construction and have commenced construction on these two parcels of land. However, given this initial construction stage, there is uncertainty regarding whether we may successfully complete the construction or obtain the real estate title certificates for the buildings constructed. If we fail to timely build our office premises on these parcels of land as planned or obtain the real estate title certificates for the construction, our expansion plan may be affected. In addition, we plan to move our headquarters and research and development center to the new office premises built on these parcels of land in the future. Due to the concentration of our operations, any future problem in our facilities such as loss of power or earthquake may limit our ability to conduct our business.

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

Our competitiveness, profitability and prospects will suffer if we are not able to maintain our resource utilization levels and continue to improve our productivity levels.

Our gross margin and profitability are significantly impacted by our utilization levels of fixed-cost resources, including human resources as well as other resources such as computers and office space, and our ability to increase our productivity levels. We have expanded our operations significantly in recent years through organic growth and external acquisitions, including the merger with VanceInfo, which has resulted in a significant increase in our headcount and fixed overhead costs. We may face difficulties in maintaining high levels of utilization for our newly established or newly acquired businesses and resources. In addition, some of our professionals are specially trained to work for specific clients or on specific projects and some of our delivery center facilities are dedicated to specific clients or specific projects. Our ability to manage our utilization levels depends significantly on our ability to hire and train high-performing professionals and to staff projects appropriately, and on the mix of our onshore versus offshore services provided on a given project.

If we experience a slowdown or stoppage of work for any client or on any project for which we have dedicated professionals or facilities, we may not be able to efficiently reallocate these professionals and facilities to other clients and projects to keep their utilization and productivity levels high. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our competitiveness, profitability and prospects will be materially and adversely affected.

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

We serve clients across the United States, Greater China, Japan, Europe and other countries and our clients are subject to various regulations that apply to specific industries. Therefore, we need to perform our services to satisfy the requirements for our clients to comply with applicable regulations. We are also required under PRC laws and regulations to obtain and maintain licenses and permits to conduct our business. If we fail to perform our services in such a manner that enables any client to comply with applicable regulations, we may be in breach of our obligations with such client and as a result, we may be required to pay the client penalties under the terms of the relevant contract with such client. In addition, if we cannot maintain the licenses or approvals necessary for our business, there may be a material adverse effect on our business and results of operations.

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

The Japanese yen and U.S. dollar are freely floating currencies. However, the conversion of the Renminbi into foreign currencies, including the Japanese yen and the U.S. dollar, has been based on exchange rates set by the People’s Bank of China or PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. On June 19, 2010, the PBOC announced that it will allow a more flexible exchange rate for Renminbi without mentioning specific policy changes, although it ruled out any large-scale appreciation. On April 16, 2012, the PBOC enlarged the floating band of RMB’s trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. There remains significant international pressure on the PRC government to adopt a more lenient Renminbi policy, which could result in further appreciation of Renminbi against other major currencies. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

If the Renminbi appreciates significantly against the U.S. dollar or the Japanese yen and we are unable to correspondingly increase the proportion of our Renminbi-denominated revenues, our margins and profitability could decrease substantially. We have entered into a limited number of Renminbi-Japanese yen and Renminbi-U.S. dollar forward contracts to partially hedge our exposure to risks relating to fluctuations in the Renminbi-Japanese yen exchange rate, and we periodically review the need to enter into hedging transactions to protect against fluctuations in the Renminbi-Japanese yen and Renminbi-U.S. dollar exchange rates. However, only limited hedging transactions were available as of the date of this annual report for Renminbi exchange rates, and the effectiveness of these hedging transactions in reducing the adverse effects on us of exchange rate fluctuations may be limited.

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

We may be subject to third-party claims of intellectual property infringement, which could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Although there were no material pending or threatened intellectual property claims against us as of the date of this annual report, and we believe that our intellectual property rights do not infringe on the intellectual property rights of others, infringement claims may be asserted against us in the future. For example, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property. In addition, some of our contracts contain indemnity clauses in favor of our clients, and under certain of our contracts, we are required to provide specific indemnities relating to third-party intellectual property rights infringement. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award. Although we carry limited professional liability insurance, such insurance may not cover some claims and may not be sufficient to cover all damages that we may be required to pay. Furthermore, we may be forced to develop non-infringing technologies or obtain a license to provide the services that are deemed infringing. We may be unable to develop non-infringing processes, methods or technologies or to obtain a license on commercially reasonable terms or at all. We may also be required to alter our processes or methodologies so as not to infringe others’ intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly and could damage our reputation, negatively affect our results of operations or financial condition.

We may be exposed to legal proceedings, which, if determined adversely to us, could cause us to pay significant damages or otherwise adversely affect our business and operation.

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. For example, on October 5, 2012, two individuals, or the Plaintiffs, filed an action in the Superior Court of California, County of San Francisco against us and certain of our executive officers. The Plaintiffs allege that they are the founders of Echo Lane, Inc., or Echo Lane, and became our employees after Echo Lane was acquired by us in 2010. The Plaintiffs allege that we are liable to them for breach of contract and for fraud relating to the acquisition of Echo Lane. On November 9, 2012, this case was removed to the United States District Court for the Northern District of California. On February 15, 2013, the court issued an order requiring the Plaintiffs to submit their claims to arbitration. On March 26, 2013, the Plaintiffs filed an arbitration claim seeking an award of general and special damages, plus punitive damages, prejudgment interest, attorneys’ fees and costs. See Item 8, “Financial Information - Consolidated Statements and Other Financial Information - Legal and Administrative Proceedings.” Any threatened, existing or future legal proceedings against us may divert our management’s attention regardless of the final results of the legal proceedings.  Furthermore, these proceedings, if determined adversely to us, could cause us to pay significant damages or otherwise adversely affect our business and operation.

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

Offshore outsourcing has also become a politically sensitive topic in many countries, including the United States. A number of states of the United States have passed legislation that restricts state government entities from outsourcing certain work to offshore service providers. Other federal and state legislation has been proposed that, if enacted, would provide tax disincentives for offshore outsourcing or require disclosure of jobs outsourced abroad. Similar legislation could be enacted in Europe, Japan and other countries in which we have clients. Any expansion of existing laws or the enactment of new legislation restricting or discouraging offshore outsourcing by companies in the United States, Europe, Japan or other countries in which we have clients could adversely impact our business operations and financial results.

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

We may require additional capital resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including, among other things:

•                  investors’ perception of, and demand for, securities of outsourced technology services companies;

•                  conditions in the United States and other capital markets in which we may seek to raise funds;

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

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with authorized financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong.  However, unlike certain other jurisdictions, there are no applicable government laws and regulations that require banks provide deposit insurance or similar protections to depositors in China. Any deterioration of financial soundness of these banks or financial institutions would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

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

Our operations and those of our customers are vulnerable to fires, earthquakes, typhoons, droughts, floods, power losses, and similar events. Any damages and disruptions caused thereby could affect our ability to perform services for our clients in accordance with the contractual provisions and may cause us to incur additional expenses to repair or to reinvest in equipment or facilities. We cannot guarantee that such future events will not cause material damage to our and our customers’ facilities or property or cause significant business interruptions. In addition, the damages and additional expenses caused by natural disasters may not be fully covered by our insurance and our failure to perform services for our clients due to such natural disasters may affect our reputation and may damage our relationships with our clients.

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

Our operating results and growth rate may vary significantly from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could lead to a significant decline in the market value of our ADSs. In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we typically are not the exclusive outside service provider to our clients. Thus, a major client in one year may not provide the same amount or percentage of our revenues in any subsequent year.

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

Moreover, our results may vary depending on our clients’ business needs and IT spending patterns. Due to the annual budget cycles of most of our clients, we may not be able to estimate accurately the demand for our services beyond the immediate calendar year, which could adversely affect our business planning and may have a material adverse effect on our business, results of operations and financial condition. Furthermore, the long sales cycle for our services, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services.

In addition, a significant portion of our expenses, particularly those related to personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in our operating results in any particular quarter. Fluctuations in our operating results may result in sharp unpredictable fluctuations in the market price of our ADSs. Such sharp fluctuations may be viewed negatively by the market and result in a lower market price than our ADSs would have in the absence of such fluctuations.

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

We have operations in Greater China, the United States, Japan, Europe, Singapore, Australia and Malaysia and we serve clients across North America, Europe and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the Cayman Islands and intermediate and operating subsidiaries incorporated in Greater China, the United States, Japan, Europe, Singapore, Australia and Malaysia. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•                  significant currency fluctuations among the Renminbi, Japanese yen, U.S. dollar, Singapore dollar  and other currencies in which we transact business;

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

To provide effective offshore outsourced technology services for our clients, we must maintain active voice and data communications among our main operation centers in China, our onshore centers in Japan, the United States,  and our clients’ offices. Disruptions to our communications systems could result from, among other things, technical breakdowns, computer glitches and viruses, and natural or man-made disasters. For example, while the March 11, 2011 Japan earthquake, resulting tsunami and radiation leaks at the Fukushima nuclear power plant did not damage our facilities in Japan, we did sustain some disruption in our business in and around the Tokyo region owing to temporary loss of electrical power, temporary staff evacuation and lost staff productivity. Also, the May 2008 earthquake centered in China’s Sichuan province caused disruptions in the operations of our Chengdu delivery center, including interruptions in communications, temporary closure and lost staff productivity. We also depend on certain significant vendors for facility storage and related maintenance of our main technology equipment and data at our technology hubs. Any failure by these vendors to perform those services, any temporary or permanent loss of our equipment or systems, or any disruptions to basic infrastructure like power and telecommunications could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients and otherwise adversely affect our business and results of operations.

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

As a public company in the United States, we are subject to reporting obligations under the United States Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with the annual report for the fiscal year ended December 31, 2011. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012, and our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective in all material aspects for the year ended December 31, 2012, except for Logoscript International S.L., which was renamed as Pactera Holdings Spain. S.L. or Pactera Spain and its subsidiary based in Spain acquired in February 2012, Beijing GloryCube Technology Co., Ltd., or Glory, acquired in June 2012 and Bearing Point Holdings Pty. Limited, or Bearing Point, and its subsidiaries acquired in July 2012. The evaluation of these entities has not been completed. For the full text of those reports, see “Item 15. Controls and Procedures.”

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities Exchange Commission, or the SEC, and Nasdaq, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and United States public company reporting requirements, and such personnel may command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Risks Related to China

Our operations may be adversely affected by changes in China’s political, economic and social conditions or a deterioration in China’s relations with Japan or the United States.

As a substantial portion of our business operations are conducted in China, changes to the economic, political and social conditions in China could have an adverse effect on our business, results of operations and prospects. In addition, any significant increase in China’s inflation rate could increase our costs and have a negative impact on our operating margins. Although inflation in China has not materially impacted our results of operations in recent years, China has experienced significant increases in inflation levels. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the PBOC’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit availability. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the PBOC has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in response to the global downturn. Since January 2010, the PBOC has begun to increase the statutory reserve ratio in response to rapid domestic growth, which may have a negative impact on the Chinese economy. However, since December 2011, the PBOC has begun to decrease the statutory deposit reserve ratio in an effort to maintain the pace of economic growth. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. Changes in any of these policies could adversely affect the overall economy in China or the prospects of the outsourced technology services industry.

Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has a number of disputes with Japan or the United States and any significant deterioration in China’s relations with each of them could discourage some of our clients in those countries from engaging in business with us or could lead to legislation in China, Japan or the United States that could have an adverse impact on our business interests. For example, a recent outbreak of hostilities concerning a dispute between China and Japan over the uninhabited Diaoyu/Senkaku Islands has resulted in sharp declines in sales of Japanese goods in China and a decline in travel to Japan by Chinese tourists. We can’t assure you that this political dispute would not developed into a more severe political upheaval or economic downturns in China and Japan, which may greatly harm our business operations and financial results.

The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.

Under PRC tax laws and regulations, certain of our operating subsidiaries in China enjoyed, or are qualified to enjoy, certain preferential income tax benefits.

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules, were promulgated by the PRC State Council on December 6, 2007 and the Notice on Implementation of Transitional Arrangements for Preferential Policies of Enterprise Income Tax, or the Transitional Arrangements Notice, was promulgated by the PRC State Council on December 26, 2007. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises. The New EIT Law, however (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, subject to transitional rules as stipulated in the Transitional Arrangements Notice, and (iii) introduces new tax incentives, subject to various qualification criteria. For example, the New EIT Law permits certain “high and new technology enterprises strongly supported by the state” to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as “high and new technology enterprises strongly supported by the state,” our PRC subsidiaries must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a “high and new technology enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition, subject to approval from the applicable tax bureau, an enterprise which is recognized as a “newly setup software enterprise” is entitled to certain preferential tax treatment, including income tax exemption for its first two profit-making years, and a 50.0% reduction in its income tax rate for the following three years. The qualification as a “software enterprise” is subject to annual inspection by the competent authorities in China.

According to the Notice on Certain Policies on Encourage of Development of Key Software Enterprises and Integrated Circuits Enterprises issued by the National People’s Congress of China on June 24, 2000, enterprises recognized as “key software enterprises within state plan” are entitled to enjoy the tax rate of 10%.

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

In addition, our PRC subsidiaries are exempt from business tax with respect to (i) the software development business and related technology consulting services in which they engage, both of which fall within the definition of technology development business, and (ii) the offshore outsourcing service, except Lifewood Data Technology (Dongguan) Limited, or Lifewood Dongguan. Our PRC subsidiaries are required to sign and submit business contracts under specific requirements under current PRC tax laws to obtain the exemption and we cannot assure you that each of our clients will cooperate with us to comply with the specific requirements for the purpose of the exemption. Furthermore, we cannot assure you that the PRC regulators will not change the tax laws to cancel the tax exemption. Expiration of or changes to the tax exemption may have a material adverse effect on our tax obligations and operating results.

Some of our subsidiaries incorporated in Shanghai, Beijing, Jiangsu, Guangdong and Tianjin are required to pay value added tax as a result of recent tax reform in the PRC and the impact on our operating result is unclear.

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Implementation Rules of the Pilot Program of Value Added Tax Reform, or Circular 110, and the Notice on the Pilot Program of Value Added Tax Reform in Transportation and Certain Modern Service Industries in Shanghai, or Circular 111, or the New VAT Rules. The New VAT Rules became effective on January 1, 2012. Under the tax reform pilot program launched in Shanghai under the New VAT Rules, transportation and certain modern service companies in Shanghai are subject to value added tax, or VAT, in lieu of the otherwise applicable Business Tax, or BT, of 5%.

In addition, on July 31, 2012, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on Launching the Pilot Collection of Value Added Tax in lieu of Business Tax in Transportation and Certain Areas of Modern Services Industries in Eight Provinces and Municipalities Including Beijing, certain transportation and modern services companies incorporated in eight other provinces or municipalities in the PRC are subject to the tax reform contemplated under the New VAT Rules. As a result, our PRC subsidiaries incorporated in Beijing, Jiangsu, Guangdong (including Shenzhen) and Tianjin are required to pay VAT starting from September 1, 2012, October 1, 2012, November 1, 2012, and December 1, 2012, respectively.

Specifically, these subsidiaries will be subject to VAT at a rate of 3% if they qualify as small-scale VAT payers or 6% if they qualify as general VAT payers for the technology and IT services they provide. The tax burden associated with different VAT payer status are unclear because while general VAT payers are subject to a higher VAT rate, they enjoy the benefit of being able to reduce the total VAT payable by the VAT it has paid in connection with daily purchasing activities, which is not available to small-scale VAT payers. In addition, different formulas for calculating taxable VAT will be applied to the VAT payers depending on their status. As these are newly introduced rules, there is significant uncertainty relating to the interpretation and enforcement of these rules by the national and local tax authorities and other relevant authorities. In addition, the PRC government may adopt similar tax reforms in other cities in China, and our business, financial condition and results of operations could be materially and adversely affected if those tax reforms become unfavorable to us.

Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the New EIT Law and the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. While we do not believe our holding company and our subsidiaries should be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our financial condition and results of operations.

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

In connection with the New EIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On July 26, 2010, the State Administration of Taxation issued the Administration Measures on the Enterprise Income Tax Treatment of Enterprise Reorganizations, or Bulletin No. 4 to provide clarification in a number of areas for Circular 59 and also provide guidance on filing and documentation requirements. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. On March 28, 2011, the State Administration of Taxation issued the Notice on Issues about the Administration of Enterprise Income Tax for Non-PRC Enterprises, or Bulletin No. 24, which provides clarification for Circular 698 in a number of areas, including, for example, installment payment treatment, effective tax burden, and filing requirement for foreign investors who have indirectly transferred a Chinese resident enterprise. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Bulletin No. 4 took effect from January 1, 2010. Bulletin No. 24 took effect from April 1, 2011. However, they also apply to transactions that have occurred prior to its issuance for which the relevant PRC tax matters have not been dealt with. Under the two circulars, HiSoft Holdings Limited, or HiSoft Holdings BVI, HiSoft, and HiSoft Systems Holdings Limited, or HiSoft Systems BVI, may be subject to income tax on capital gains generated from their respective transfers to us and other subsidiaries of our company of equity interests in HiSoft Services (Beijing) Ltd., or HiSoft Beijing, and HiSoft Technology (Chengdu) Co., Ltd., which was renamed as Chengdu Pactera Technology Limited or Pactera Chengdu, in 2008 and equity interests in HiSoft Systems (Shenzhen) Ltd., which was renamed as Shenzhen Pactera Systems Limited or Pactera Shenzhen , in 2009, although our management believes the risk is remote. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If the PRC tax authorities make such adjustment, our income tax costs will be increased.

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

We may be subject to tax liability with respect to the merger with VanceInfo, which would materially and negatively affect our business and our results of operations.

Under Circular 698, which became effective retroactively as of January 1, 2008, and Bulletin 24, if any non-PRC tax residents transfer equity interest in a non-resident enterprise that has underlying PRC investments (other than purchasing and transferring the stock of a PRC tax resident enterprise listed on a stock market with the volume and price determined pursuant to the standard trading rules of the public security market rather than being determined by the purchaser and seller by mutual agreement prior to the transaction), the non-PRC tax resident may be subject to reporting requirements and may be subject to a 10% income tax on the gain from such equity transfer. If the transaction is assessed by the State Administration of Taxation or its local counterparts as tax evasion without fair commercial reasons, according to Circular 698 and Bulletin 24, where the non-PRC tax resident indirectly holds and transfers equity interest in a PRC tax resident held through an offshore holding company, which was established in a jurisdiction with either (1) an effective tax rate less than 12.5% or (2) a tax exemption for the foreign-sourced income arising out of such equity transfer, the non-PRC tax resident shall be required to file with the relevant PRC taxation authorities certain information and materials about the equity transfer and the business, personnel, accounting, assets, operation and capital relationship between the non-PRC tax resident and the offshore holding company. Where any such PRC taxation authorities, upon review and examination of the documents submitted by the non-PRC tax resident, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion and without fair commercial purposes, they have the power to redefine the nature of the offshore share transfer transaction, deny the existence of the offshore holding company that is used for tax-avoidance purposes and impose a 10% income tax on the gain generated from such offshore share transfer after review and approval by the relevant PRC taxation authorities.

With respect to the merger of VanceInfo with and into our company in November 2012, we do not believe that a gain recognized on the receipt of the merger consideration for VanceInfo American Depositary Shares or VanceInfo shares pursuant to the merger, or the Merger Consideration, by VanceInfo American Depositary Shares holders or VanceInfo shareholders who are non-PRC tax resident enterprises should be subject to PRC income tax according to Circular 698. If, however, the relevant PRC taxation authorities, were to determine that VanceInfo should be treated as a resident enterprise under the New EIT Law and Circular 82 or that the receipt of the Merger Consideration should otherwise be subject to PRC income tax under Circular 698, then a gain recognized on the receipt of the Merger Consideration by VanceInfo shareholders or VanceInfo American Depositary Shares holders, respectively, who are non-PRC tax resident under the EIT Law could be treated as PRC-source income that would be subject to PRC withholding tax at a rate of 10%, unless otherwise reduced or exempted pursuant to an applicable tax treaty.

Our current understanding is that neither of our company or VanceInfo will be required to deduct or withhold any amount from the Merger Consideration under any applicable PRC laws. First, there is uncertainty as to the application and interpretation of Circular 698 (for example, the term “indirect transfer” is not clearly defined and the relevant authority has not yet promulgated any formal interpretations or declarations as to the process and format for reporting an indirect transfer to the competent tax authority of the relevant PRC resident enterprise). Second, the merger is an offshore transaction between overseas public companies, and the PRC tax laws are ambiguous as to the withholding obligation for this kind of offshore transaction. Third, we don’t believe the merger is a taxable “indirect transfer” in the context of Circular 698 because our company and VanceInfo have fair commercial reason to consolidate their respective IT outsourcing business in China, VanceInfo’s shareholders did not receive cash in the merger (instead such shareholders will continue their investments in our company), and VanceInfo’s business structure within China and outside of China was not changed prior to, and has not changed since, the merger. Fourth, we are not aware of any past transactions of the same or a similar nature and structure as our merger ever having been made subject to Circular 698. After the completion of the merger, VanceInfo made the filing under Circular 698 with the competent tax authority where one of its PRC subsidiaries is located in accordance with the filing requirements under Bulletin 24. VanceInfo has not yet received any notice or order from the tax bureau on any additional interviews, enquiries, or instructions in relation to the filing, nor is VanceInfo aware of any further action taken by the tax bureau or its superior competent authorities. However, we cannot assure you that the relevant tax bureaus will not require VanceInfo or our company to retroactively deduct or withhold any amount from the Merger Consideration since tax bureaus generally have discretion to conduct further investigation according to the PRC tax laws. In the event a deduction or withholding is required, VanceInfo or our company may be required to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as the competent tax authority reasonably determines to be deducted and withheld with respect to the making of such payment under any applicable tax laws of the PRC. To the extent that amounts are so withheld and paid over to the appropriate governmental entity, such withheld amounts shall be treated for all purposes of the merger agreement as having been paid by the VanceInfo American Depositary Shares holders or VanceInfo shareholders in respect to which such deduction and withholding was made. We can’t assure you that we will get reimbursed for such withheld amounts from any of the VanceInfo American Depositary Shares holders or VanceInfo shareholders.

The enforcement of the Labor Contract Law, Social Insurance Law and other labor-related regulations in China may adversely affect our reputation, business, results of operations and prospects.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008.

The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers are entitled to compensation equal to three times their regular daily salary for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

Furthermore, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-competition provisions with our employees in the employment agreements or confidentiality agreements, we have to compensate our employees on a monthly basis during the term of the restriction period after the termination or ending of the employment contract, which may cause extra expenses to us.

In addition, under the applicable PRC laws and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People’s Congress and effective as of July 1, 2011, or the PRC Social Insurance Law, our operating subsidiaries in the PRC are required to make mandatory contributions to a number of social insurance schemes for their employees who are eligible for such benefits, which include pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance.

As a result of these measures designed to enhance labor protection, our labor costs may increase and we cannot assure you that our employment practices do not or will not violate the Social Insurance Law and other labor-related regulations. If we are deemed to have been noncompliant with any such laws and regulations or to have failed to make adequate contributions to any social insurance schemes, we may be subject to penalties and negative publicity, and our business, results of operations and prospects may be materially adversely affected.

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

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval was required in connection with our or VanceInfo’s initial public offering or follow-on public offering, we may become subject to penalties.

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

We completed the initial listing and trading of our ADSs on the Nasdaq Global Market (which was subsequently elevated to the Nasdaq Global Select Market on January 3, 2011) in December 2010, and VanceInfo completed the initial listing and trading of its American Depositary Shares on the New York Stock Exchange in December 2007. Neither of us and VanceInfo sought CSRC approval in connection with the initial public offerings and follow-on public offerings. Our PRC counsel, Fangda Partners, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•                  The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our or VanceInfo’s public offerings are subject to this new procedure;

•                  In spite of the above, given that each of us and VanceInfo has completed our restructuring before September 8, 2006, the effective date of these regulations, such regulations do not require an application to be submitted to the CSRC for the approval of the issuance and sale of our ADSs and common shares and VanceInfo’s ordinary shares and American depositary shares, or the listing and trading of our ADSs on the Nasdaq Global Market (which was subsequently elevated to the Nasdaq Global Select Market on January 3, 2011) and VanceInfo’s American depositary shares on the New York Stock Exchange; and

•                  The issuance and sale of our ADSs and common shares and the listing and trading of the ADSs on the Nasdaq Global Market (which was subsequently elevated to the Nasdaq Global Select Market on January 3, 2011), and the issuance and sale of VanceInfo’s American depositary shares and ordinary shares and the listing and trading of VanceInfo’s American depositary shares on the New York Stock Exchange do not conflict with or violate this new PRC regulation.

However, there remains some uncertainty as to how these regulations will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval was required for our or VanceInfo’s initial public offerings or follow-on public offerings, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering and follow-on public offering into China, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors could make it more difficult for us to make future acquisitions or dispose of our business operations or assets in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including a requirement that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if either threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 is triggered. Furthermore, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisition of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, which became effective on September 1, 2011, for the implementation of the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions by foreign investors (i) involving PRC domestic enterprises with “national defense and security” concerns and (ii) where the foreign investors may acquire “de facto control” of the PRC domestic enterprises with national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major”, nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of “substance over form” should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through nominee holding structure, trusts, indirect investments, leases, loans, control through contractual arrangements, offshore transactions, or other means. We believe that our current business is not in an industry with national security concerns. However, we cannot exclude the possibility that MOFCOM or other government agencies may release interpretations or new rules contrary to our understanding or broaden the scope of such security review in the future. Since 2005, we have expanded our operations through a series of acquisitions and investments. Complying with the requirements of these new regulations in order to complete any future transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete any future transactions, which could affect our ability to expand our business or maintain our market share. In addition, such additional procedures and requirements could make it more difficult or time-consuming for us to dispose of any of our business operations or assets in China.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, China’s State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Furthermore, PRC citizens or residents are also required to remit profits, dividends and other capital variation incomes in foreign exchange paid by the special purpose company to China within 180 days following their receipt of the same. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 19, which became effective in July 2011. The guidance imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the non-compliance to the local branch of SAFE.

We have urged our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under SAFE Circular 75 and other related rules. Prior to the merger with VanceInfo, we understand that our PRC citizen or resident beneficial owners have completed initial registrations with the local counterpart of SAFE in Dalian. With respect to VanceInfo, Mr. Chris Shuning Chen, our chairman, Mr. Stanley Ying Zhou, our executive vice president, and Mr. Kevin Zhong Liu, one of our employees, have made the requisite SAFE registration with respect to their investment and beneficial ownership prior to the merger with us. Furthermore, we understand that our PRC citizen or resident beneficial owners who have completed initial registration with the local counterpart of SAFE, including Mr. Chris Shuning Chen, Mr. Stanley Ying Zhou and Mr. Kevin Zhong Liu, are in the process of completing amendment registrations under SAFE Circular 75 as a result of the merger and other changes to their beneficial interests in us. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. In addition, it remains unclear how SAFE Circular 75 and SAFE Circular 19, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75 and SAFE Circular 19, could subject us to fines or legal sanctions, lead to potential liability for our onshore subsidiaries, and in some instances, for their legal representatives and other liable individuals, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Item 3. Key Information. —D. Risk Factors—Risks Related to China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

We and our PRC resident employees who are the participants of our share incentive plans (including VanceInfo’s PRC resident employees whose VanceInfo share options and restricted share units have been assumed by us and replaced by our share options and restricted share units at the effective time of the merger between us and VanceInfo), are subject to these rules. We and our PRC resident employees who are subject to these rules are in the process of completing amendment registrations as required under the Stock Option Rules in relation to the change of our share incentive plans resulting from the merger with VanceInfo in November 2012. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See “Item 4. Information of the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

In addition, VanceInfo Financial Solutions Limited, which was renamed later as Pactera Financial Solutions Limited, or Pactera Financial Solutions, our wholly owned subsidiary incorporated in British Virgin Islands, has adopted a Share Incentive Plan in 2011, or the PFS 2011 Share Incentive Plan. However, we did not register such plan with SAFE pursuant to the then effective Individual Foreign Exchange Rule. So far, there is no PRC law expressly regulating issuing options or restricted shares by an offshore private company to PRC resident employees, and it is unclear whether failure to register such PFS 2011 Share Incentive Plan with the local counterpart of SAFE is deemed noncompliance with Individual Foreign Exchange Rule or Stock Option Rules. In addition, in practice, SAFE does not accept any application for registration of an incentive plan by an offshore private company, neither does it accept any application by relevant PRC resident employees for converting Renminbi into U.S. dollars for the purposes of paying share option exercise prices or share prices under relevant share incentive plans. If the failure of registration of PFS 2011 Share Incentive Plan is deemed as non-compliance by SAFE, we and the option participants who are PRC residents may be subject to legal and administrative sanctions, and adoption of the PFS 2011 Share Incentive Plan may be challenged by SAFE.

PRC government restrictions on the convertibility of Renminbi may limit our ability to effectively utilize our revenues and funds.

A majority of our net revenues are generated in Renminbi, Japanese yen or U.S. dollars, while most of our costs are denominated in Renminbi. In order for us to effectively utilize our revenues and the funds raised in our initial public offering and the follow-on public offering, we need to conduct currency exchanges between Renminbi and other currencies. Under PRC regulations as of the date of this annual report, Renminbi is convertible for “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts for use in payment of international current account transactions. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated registered capital of a foreign-invested company may only be used for purposes within the company’s business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated registered capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering and the follow-on public offering to our PRC subsidiaries in the PRC, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC, and we may not be able to convert the net proceeds from our initial public offering and the follow-on public offering into Renminbi to invest in or acquire any other PRC companies. Furthermore, SAFE promulgated the Notice of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, on November 19, 2010, which tightens the examination of the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds be in accordance with the description in the relevant prospectus.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our initial public offering and follow-on public offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we received from our initial public offering and follow-on public offering, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us in foreign currencies to our wholly-owned subsidiaries, which are foreign-invested enterprises in China, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts.

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

A majority of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory general reserve fund until the cumulative amount in such fund reaches 50% of the company’s registered capital. Each of our PRC subsidiaries is also required to set aside a certain amount of its after-tax profits each year, if any, to fund a public welfare fund. Also, each of our PRC subsidiaries that is a Chinese-foreign equity joint venture is required to set aside a certain amount of its after-tax profits each year, if any, to fund an enterprise expansion fund. However, the specific amounts of the public welfare fund or enterprise expansion fund are subject to the discretion of the board of directors of the relevant subsidiary. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. As of December 31, 2012, our PRC subsidiaries had allocated $16.9 million to these statutory reserve funds. The total amount of our restricted net assets was $170.3 million as of December 31, 2012. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Any future outbreak of a severe form of H1N1 or H7N9 influenza, severe acute respiratory syndrome or avian flu in China, or any similar adverse public health developments, may disrupt our business and operations.

Adverse public health epidemics or pandemics could disrupt businesses operations and economic activities in China. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were temporarily closed by the PRC government to prevent transmission of SARS. The World Health Organization has announced that there is a high likelihood of an outbreak of avian flu in Asia, with the potential to be as disruptive as if not more disruptive than SARS. In 2009, occurrences of H1N1 influenza were reported throughout the world, including in China. Recently, it has been reported outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in several regions in China. Any recurrence of the SARS outbreak, an avian flu outbreak, a severe H1N1 influenza outbreak, or the development of H7N9 influenza or a similar health hazard in China, may disrupt our business and operations and prevent us from providing our services in a timely manner.

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

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our common shares in the public market after the termination of any contractual lock-up period and other legal restrictions on resale discussed in this annual report, the trading price of our common shares could decline. As of April 19, 2013, we had approximately 83.6 million outstanding common shares (excluding unvested portion of non-vested common shares awarded under our share incentive plan and common shares issuable upon the exercise of outstanding options with respect to our common shares under our share incentive plan). All of our outstanding shares are eligible for sale in the public market, although a portion is subject to volume limitations under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. In addition, common shares subject to outstanding options or restricted share units under our share incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to the United States holders.

Based on the composition of our income and the composition and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2012, and we do not expect to become one in the future, although there can be no assurance in this regard. If we become a PFIC, United States Holders, as defined under “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations”, of our common shares or ADSs may become subject to increased tax liabilities under the United States federal income tax laws and regulations of the United States and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. There is no assurance that we will not be a PFIC in 2013 or later years. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, many PRC companies have listed their securities, or are in the process of preparing for listing their securities, on the United States stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs.

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

Our sixth amended and restated memorandum and articles of association, as amended, include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our common shares may fall and the voting and other rights of the holders of our common shares may be adversely affected. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under the United States law, you may have less protection of your shareholder rights than you would under the United States law.

Our corporate affairs are governed by our sixth amended and restated memorandum and articles of association, as amended, the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some states of the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Your ability to protect your rights as shareholders through the United States federal courts may be limited because we are incorporated under Cayman Islands law.

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

Holders of our ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying common shares in accordance with these instructions. Under our sixth amended and restated memorandum and articles of association, as amended, and Cayman Islands law, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your common shares are not voted as you requested.

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

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to the United States issuers, including the requirement regarding the implementation of a nominating committee. This may afford less protection to holders of our common shares and ADSs.

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

Item 4.         INFORMATION ON THE COMPANY

A.            History and Development of the Company

Our legal and commercial name is Pactera Technology International Ltd. Our principal executive offices are located at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing, 100193, People’s Republic of China, and our telephone number is 86-10-8282-5266. Our Internet website address is www.pactera.com. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017, United States.

We commenced operations in November 1996 as Dalian Haihui Sci-Tech Co., Ltd., or Haihui Dalian,. In August 2002, Haihui Dalian established Haihui Sci-Tech Japan Co., Ltd., which was renamed as Pactera Technology Japan Co., Ltd., or Pactera Japan, in Tokyo, Japan as a wholly-owned subsidiary. In September 2003, Haihui Dalian established DMK International, Inc., or DMK International, in Delaware as a wholly-owned subsidiary.

To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our Cayman Islands holding company, HiSoft, in May 2004. In connection with this restructuring, HiSoft established a wholly-owned subsidiary, HiSoft Technology (Dalian) Co., Ltd., which was renamed as Dalian Pactera Technology Limited, or Pactera Dalian, in Dalian, China and Pactera Dalian entered into a series of contractual arrangements with Haihui Dalian and its shareholders to acquire effective control over Haihui Dalian.

Since 2005, in addition to our merger with VanceInfo, we have expanded our operations through a series of acquisitions and investments described below.

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

•                  In December 2005, we acquired 55% of the business of Teksen Systems, a Hong Kong and Guangzhou-based IT services provider, and in January 2007 we acquired the remaining 45% of the business. To effect the Teksen Systems business acquisition, HiSoft Systems BVI, a BVI holding company, and its wholly-owned subsidiaries, HiSoft Systems Hong Kong Limited, which was renamed as Pactera Systems (Hong Kong) Limited or Pactera Hong Kong, and Pactera Shenzhen were formed to hold and operate the underlying business.

•                  In December 2006, we established HiSoft Envisage, Inc., which was renamed as Pactera Technologies NA, Inc, or Pactera Envisage, in Delaware to acquire Envisage Solutions, a United States-based provider of packaged software services. This acquisition was completed in December 2006.

•                  In April 2007, we established Pactera Chengdu and, in June 2007, we established HiSoft Technology (Singapore) Pte. Ltd., which was subsequently dissolved in June 2009.

•                  In November 2007, we completed our acquisition of Shanghai Shinko Computer Technology Co., Ltd., an outsourced technology center for a new key client, Kobe Steel Ltd., which was renamed as HiSoft Technology (Shanghai) Co., Ltd., or HiSoft Shanghai, and has been dissolved in October 2012.

•                  In December 2007, we acquired T-est Pte. Ltd, or T-est, a Singapore-based research and development services provider, which was renamed as Pactera Singapore Pte. Ltd., or Pactera Singapore.

•      In December 2007, we acquired Daemoyrod Corporation, an Oracle application software implementation and support specialist with operations in the United States and Mexico, by merging it into HiSoft Wave, Inc., our wholly-owned subsidiary, or HiSoft Wave, which has been dissolved in March 2013.

•                  In January 2009, we established Wuxi HiSoft Services Ltd., which was renamed as Wuxi Pactera Technology Limited, or Pactera Wuxi, and, in December 2009, we established Wuxi HiSoft Technology Training Co., Ltd., or Wuxi Training Centre, through Pactera Wuxi.

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

•                  In February 2010, we acquired Beijing Horizon Information & Technology Co., Ltd., or Horizon Information, an IT testing company based in China.

•                  In April 2010, we acquired Echo Lane, a consulting services firm in the United States with expertise in cloud computing, which has been dissolved in November 2012.

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

•                  In January 2011, we established HiSoft Jinxin Technology (Beijing) Co., Ltd., or HiSoft Jinxin, in Beijing, in which we own 60% interest. In October 2012, we acquired from the non-controlling shareholders the remaining 40% interest in HiSoft Jinxin, which has became our wholly-owned subsidiary since then.

•                  In February 2011, we acquired a business team from a China-based IT services firm that provides banking and financial IT services.

•                  In April 2011, we acquired substantially all of the businesses and assets of iConnect, Inc., or iConnect, a United States-based development and testing services provider.

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

•                  In July 2011, we acquired NouvEON Technology Partners, Inc., or NouvEON, a United States-based IT consulting services firm.

•                  In October 2011, we acquired HURO, a China-based IT service firm that provides IT consulting services for clients in BFSI industry.

•                  In February 2012, we acquired Pactera Spain, a Spain-based software localization and technical translation services provider and its three subsidiaries based in Spain, Brazil and Portugal respectively. Its subsidiaries based in Brazil and Portugal have been dissolved in October and November, 2012, respectively.

•                  In March 2012, we acquired substantially all of the businesses and assets of Longhaul, a China-based SAP consulting company, which mainly provides SAP implementation and maintenance services in southern China.

•                  In May 2012, we established Shenzhen Pactera Information Limited, or Pactera Shenzhen Information.

•                  In June 2012, we acquired Glory, a China-based IT service firm that specialized in customer relationship management, or CRM, system design and implementation in the financial industry in China.

•                  In July 2012, we acquired Bearing Point, an Australia-based group of IT consulting services provider.

•                  In August 2012, we acquired Newton Technology Limited, or Newton, a Japan-based system developer under Java platform, which was dissolved in December 2012 after its business and assets were transferred to Pactera Japan.

Our Initial Public Offering

In July 2010, we completed our initial public offering, in which we offered and sold an aggregate of 121,600,000 common shares (approximately 8,717,971 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising $58.6 million in net proceeds, before expenses and several of our shareholders sold an aggregate of 19,000,000 common shares (approximately 1,362,183 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, we sold an aggregate of 16,371,673 additional common shares (approximately 1,173,748 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising an additional $7.9 million in net proceeds, before expenses, and certain of our shareholders sold an aggregate of 4,718,327 additional common shares (approximately 338,275 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs.

Follow-on Public Offering

In December 2010, we completed a follow-on public offering, in which we offered and sold an aggregate of 9,500,000 common shares (approximately 681,091 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising $12.3 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 85,500,000 common shares (approximately 6,129,823 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, certain of our shareholders sold an aggregate of 14,250,000 additional common shares (approximately 1,021,637 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs.

As of December 31, 2012, our market capitalization is $701.2 million, as calculated by multiplying 88,312,068 common shares outstanding on December 31, 2012 by the closing price of $7.94 for our ADS (each represents one common share), as quoted on the NASDAQ Select Global Market on December 31, 2012.

Merger

On August 10, 2012, we entered into a merger agreement providing for a stock-for-stock “merger of equals” business combination between us and VanceInfo. On November 6, 2012, the proposed resolutions in connection with the previously announced merger were approved at the extraordinary general meetings of HiSoft and VanceInfo. Upon completion of the merger on November 9, 2012, we became the surviving company with our ADSs continuing to be listed on the NASDAQ Global Select Market while VanceInfo became a privately held company. The aggregate equity consideration paid in connection with the merger was approximately $326.8 million, which was calculated based on the fair value of the common shares issued or issuable in connection with the merger with VanceInfo, including the common shares issuable upon exercise of our company’s share options and upon vesting of our company’s restricted share units in exchange for VanceInfo share options and restricted share units outstanding immediately prior to the merger.

VanceInfo’s predecessor, Beijing Wensi Chuangyi Software Technology Co., Ltd, or Wensi Chuangyi, commenced operations in China in 1995. The holding company, VanceInfo, was incorporated under the laws of the British Virgin Islands in April 2004. In July 2004, VanceInfo formed VanceInfo Creative Software Technology Ltd. in China, which was renamed as Pactera Technology Limited, or Pactera Beijing. In August 2004, Pactera Beijing acquired the IT services business and related assets of Wensi Chuangyi. In October 2005, VanceInfo was redomiciled to the Cayman Islands. In December 2007, VanceInfo completed initial public offering of its American depositary shares and listed such American depositary shares on the New York Stock Exchange, or NYSE, under the symbol “VIT”. The legacy VanceInfo business operations cover comprehensive range of IT services including R&D outsourcing services, consulting and solutions services, application management services and other solutions and services targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

Capital Expenditures

Our capital expenditures were $5.8 million, $7.7 million and $21.2 million in 2010, 2011 and 2012, respectively, which were primarily related to purchasing new equipment for new employees and to replace existing equipment, purchasing office buildings in Wuxi and constructing office buildings in Beijing.

B.            Business Overview

Overview

We are a leading global consulting and technology services provider strategically headquartered in China. We provide IT consulting services, research and development and other outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in Greater China, the United States, Japan, Europe, Singapore, Australia and Malaysia to meet clients’ increasing demands for seamless global delivery and support. Capitalizing on our efficient delivery model and customized service offerings, we provide to our clients one-stop solutions that ensure stable and effective support of their business strategies.

Our service lines consist of IT services and research and development services. Our IT services include consulting and packaged software services, or CPS services, and application development, testing and maintenance services for custom applications, or ADM services. Our research and development services include software and hardware testing as well as software globalization services. In 2011 and 2012, IT services contributed 57.6% and 59.8% of our net revenues, respectively, while research and development services contributed 42.4% and 40.2% of our net revenues, respectively. Our CPS services, comprising a portfolio of high value-added solutions, recorded revenue growth of 111.9% supported by strong demand from customers in Greater China and the United States in 2012 compared to 2011.

We focus primarily on clients in the high technology, BFSI and telecommunications industries. These industries have historically represented a significant proportion of outsourcing spending and, we believe, will continue to represent the greatest market opportunity for us. In 2011 and 2012, high technology clients accounted for 48.2% and 42.6% of our net revenues, respectively, BFSI clients accounted for 27.8% and 28.5% of our net revenues, respectively, and telecommunication clients accounted for 6.7% and 11.5% of our net revenues, respectively.

We primarily target global companies that already use outsourced technology service providers from other geographies. In 2011 and 2012 approximately 294 and 325, respectively, of our clients were headquartered outside of China. We also actively seek to expand our service offerings to existing clients. From 2010 to 2012, we were successful in increasing the number of clients from whom we received between $1.0 million and $5.0 million in annual net revenues from 19 to 54, the number of clients from whom we received between $5.0 million and $10.0 million in annual net revenues from five to eight and the number of clients from whom we received more than $10.0 million in annual net revenues from three to five.

We offer our services through our globally integrated network of onshore and offshore delivery locations in Greater China, the United States, Japan, Europe, Singapore, Australia and Malaysia, depending on the nature of the work and the client’s needs, to enable our clients to focus on their core competencies and improve operating efficiencies. As of the date of this annual report, we had 14 delivery centers, of which 12 were in China, located in Beijing, Chengdu, Dalian, Guangzhou, Shanghai, Shenzhen, Wuxi, Xi’an, Hangzhou, Suzhou, Dongguan and Nanjing, each with dedicated project teams and facilities designed to provide tailored solutions to individual clients. We believe that these dedicated delivery centers provide our clients with differentiated services and enhance their confidence in our capabilities. For our onshore delivery, we usually employ account managers and technology specialists with substantial experience in our focus industries. These employees are typically based in our offices in the United States, Japan, Europe, Hong Kong, Taiwan, Singapore, Australia and Malaysia, to work directly with existing and target clients. We believe that having industry-focused account managers and key project delivery personnel onshore helps us better understand our clients’ needs and results in higher quality service delivery.

For clients that require dedicated resources, we also establish and manage client-centric offshore delivery centers within our facilities to provide our clients with greater control over staffing and process delivery. As of the date of this annual report, we maintained dedicated offshore delivery centers for 46 of our clients. In March 2003, we became one of the first China-based companies to receive the Capability Maturity Model, or CMM, Level five certification, the highest level of the Software Engineering Institute’s CMM categorization for measuring the maturity of software processes. In addition, we were the first China-based outsourced technology service provider to operate a General Electric certified global development center.

Our net revenues have grown from $100.7 million in 2008 to $359.0 million in 2012, representing a compound annual growth rate, or CAGR, of 37.4%. Our gross profit has increased at a CAGR of 42.2% from $30.4 million in 2008 to $124.4 million in 2012. We had a net loss of $10.7 million in 2008, compared to net profit of $3.3 million in 2012. For 2011 and 2012, respectively, 49.3% and 43.2% of our net revenues were derived from clients headquartered in the United States, 18.0% and 29.0% from Greater China, 18.6% and 16.2% from Japan, 8.6% and 6.8% from Europe and 5.5% and 4.8% from Asia South. Asia South consists of countries in the Asia Pacific region excluding Japan and Greater China, formerly referred to as “Others”.

Our Services

IT Services

Our IT services, which principally target the outsourced technology services needs of large corporations, assist our clients in maintaining and enhancing legacy IT applications and systems, as well as developing and implementing new IT applications and systems. Our IT services are categorized as CPS services and ADM services. Our CPS services offer a wide range of consulting and packaged software services tailored to each client’s business needs, which enable them to enhance overall operational efficiency in a cost-effective way. Our ADM services are adaptable around a client’s existing or chosen technology architecture. We cover every stage of application development, from requirements gathering and analysis to implementation and application management. Our processes can be either standardized or tailored, which gives our clients the flexibility to engage us at any stage of the process.

Consulting and packaged software services. We offer a growing suite of CPS services. Our expanding line of consulting services helps clients identify, evaluate and address their business needs with a keen focus on enhancements to their technology platform. Our engagement may be overall in nature or highly targeted to meet specific business functionalities. We market these services to senior level executives, including the chief executive and chief information officers, who provide us enhanced opportunities to cross-sell our services, strengthening our collaboration and expanding our client base.

For packaged software services, we work with our clients to design, implement, integrate and customize packaged software to help our clients run key business and operational functions more effectively and efficiently. Our team of technical consultants has extensive experience with leading packaged software services, ranging from front-office solutions for client management and performance management to back-office solutions for human resources and other operational functions. Our technical consultants have strong expertise in a range of packaged software solutions, including:

•                  enterprise resource planning solutions such as those from SAP and Oracle’s platform;

•                  customer relationship management solutions such as those from Salesforce.com and Oracle Siebel;

•                  BI and analytics solutions such as those from Business Objects, Cognos, Informatica and SAS; and

•                  enterprise applications integration and web services solutions such as those from SeeBeyond, TIBCO and WebMethods.

Application development, testing and maintenance services. Our application development includes services such as evaluating client needs, configuring applications into customized systems, and managing migration of data from previous systems. We provide client application development services using industry standard development platforms such as Java, J2EE, C++, Microsoft .NET.

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

IT Services Case Study 1. Our client, a financial services provider, had been working with a local service provider in Hong Kong. Due to increasing business volume and expected future growth for their Asia division, they identified the need for a more experienced service provider that could offer an expanded range of services, improved systems processes and minimal disruption to their business during the transition. In the three years since they hired us, we have built two dedicated service centers to serve the client, both compliant with the client’s strict security and compliance parameters. In the process, we were able to transition the work to our delivery centers, including moving a majority of the work from Hong Kong to Shenzhen, China. Furthermore, we have expanded the scope of services we provide to the client to include application maintenance and application testing in addition to application development. Subsequently, the client’s Asia division recommended us to their European division where we have since been awarded additional projects.

IT Services Case Study 2. Our client is a Japan-based manufacturer and seller of precision machinery and instruments. Faced with increasing labor costs and a need for certain advanced IT skills, the client’s IT department decided to work with an offshore outsourcing partner. After a review of offshore vendors in China, including site visits, the client awarded us an initial project to develop a logistics system for the entire supply chain of one of their product lines. We assembled a development team with the requisite programming skills that was able to implement the client’s business requirements into this software. The client then referred us to one of their subsidiaries which specializes in the manufacturing and sale of advanced healthcare equipment.

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

Starting with the client’s financial service business unit in Japan, we provided application development and maintenance services. We were then invited to participate in bids for their business units in the United States. We have since provided services to other business units of this client in China, the United States, Japan and Europe and expanded our service offerings to them to include package solution testing and maintenance.

IT Services Case Study 4. Our client is a large-scale Chinese commercial bank. Due to regulatory authority’s increasingly stringent risk control requirements and demand for customer segment management resulting from market competition, the client needs to collect and analyze its operation, finance and customer data in order to make management and business decisions in a timely manner. The major challenges this client faced included low-quality customer statistical data, lack of internal data sharing and lack of process and mechanism for centralized management, which resulted in inconsistency of data collection criteria and negatively impacted accuracy and timeliness of this client’s data analysis.

After surveying this client’s demand and analyzing the current status and process of this client’s system, we proposed a solution to build up the enterprise data warehouse, or EDW, and delegate the company-level data management and standardization authority to the client’s financial department which would help to improve the quality of data collected. By virtue of our BI team’s rich experience and unique methodology, we provided this client with service in the following areas:

•                  designing its data governance system, including the organization, process and responsibilities or functions of each department;

•                  creating the data governance platform such as the metadata platform, the data quality platform and the data standard management platform to support implementation of data governance;

•                  designing the architecture and EDW; and

•                  categorizing the data criteria for some key customer and product databases.

Meanwhile, we have assisted this client in designing and executing the EDW, and provided relevant training and support. Our solution has enabled the client to analyze their operational and financial data accurately, and improve its efficiency of decision-making process.

As the client was greatly satisfied by our expertise and industry know-how demonstrated in this project, we have become a key partner with respect to BI business and secured engagements for subsequent phases of its BI projects in competition with other major vendors.

IT Services Case Study 5.  The client is one of the largest gaming companies in Asia. To shorten the time-to-market of their services and fulfill their unique current and future business needs, the client planned to construct an online betting system with high efficiency and flexibility. This highly customized system needs to be re-designed and migrated from its previously existing platform.

We assembled a dedicated team with over 50 experienced engineers in a short timeframe. We utilized our expertise in online e-commerce services to understand the client’s business processes and requirements. Following an in-depth analysis, our team proposed a technical solution that would enhance the system’s flexibility and ability to adapt to future business needs. During the delivery process, our team designed a set of development processes and a rigorous quality control system to minimize defects and improve project execution efficiency. As a result, the project was completed ahead of schedule following strict quality controls. The successful project completion supported the client’s quick launch of new online betting business lines and enabled its geographic expansion.

We are the major service provider in mainland China to help the client develop IT systems and applications. Due to the success of the online betting system, the client authorized us to set up two CDCs. By the end of 2012, the staff at our dedicated CDCs work for this client in a wide range of application development and maintenance services.

IT Services Case Study 6. Our client is a pre-eminent Fortune 100 financial services company. From 2007, this client’s several subsidiaries in Asia Pacific region decided to adopt a new system to achieve the system convergence, and manage its banking businesses ranging from retail banking, credit cards to capital markets services. From 2010, similar system convergence and regeneration started to be adopted in the United States. Due to the complexity of the project and its importance to our client’s business, rigorous tests must be conducted before the launch of this new system. The client required that the service provider has:

•                  extensive experience in testing;

•                  solid knowledge of financial services industry practice;

•                  clear understanding of relevant local regulations; and

•                  cost-effective, flexible and timely delivery capabilities.

We set up a joint testing center with the client in 2003, where we established well-defined testing processes, methodologies and project management procedures for the client’s projects. For this specific testing project, we formulated a comprehensive testing plan together with the client’s software developers. We deployed, on short notice, a dedicated testing team of over 170 engineers. The team has been well managed and maintained with continual capability growth. We participated in the testing work during each phase of the project, from system integration testing during system development to customer acceptance testing during implementation. The project proceeded smoothly and we are well recognized by client with more and more projects assigned to us. In 2012, we were ranked the number one IT services vendor, using multiple criteria including delivery quality, for this client’s China-based software technology services organization.

We have also been retained by the client’s Asia-Pacific regional headquarters and other branches for various testing projects under separately billed assignments. Our services extended from testing to software development and BPO with more than 400 professionals. The engagement model developed from pure staff augmentation to team-based and project-based outsourcing. The offshore testing center for this client has supported more than 100 projects.

Research and Development Services

We provide product development services for software systems that are implemented in computers and embedded systems. We typically market these services to the chief technology officers, engineering vice presidents or outsourcing project heads of technology product development companies, ranging from independent software vendors to telecommunications equipment developers.

We have accumulated a variety of skill sets from over 17 years of experience in the outsourced development of computer software and hardware products. We provide research and development services in all phases of development, from requirements analysis, concept generation, product realization, to quality assurance and testing and technology and information transfer to the client. We offer our services over a broad spectrum of technology areas and are able to provide our clients complete subsystems or entire products.

We develop various software products, including middleware, Internet protocols and other software. We also focus on embedded software technologies that involve the design and development of software solutions embedded in the hardware of a particular device. In addition, we provide cost-effective testing services to help technology product development companies improve performance of their hardwares and softwares. Our experienced research and development teams with deep industrial insight enable us to serve clients that seek highly skilled product development services providers, including services providers for their core technologies. Our timely delivery capabilities help our clients to shorten time-to-market of their products. We also employ advanced processes and tools to ensure a high level of protection of clients’ intellectual properties.

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

Since our initial engagement, we have successfully developed more than 1,000 different automated testing programs for nine upgrades and numerous intermediate patches for the client’s software product. In addition, the client has expanded our scope of work to include the testing of the patch download process, the testing of the server maintaining the patches as well as the web interface. Our team works closely with the client onsite and the  client has also used us to outsource work to one of our delivery centers in China. Our relationship with the client now spans several key product groups.

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

During the global economic downturn, the client expressed a desire to further reduce costs in developing and testing its products. To address this request, we moved our delivery center from Beijing to the second-tier city of Wuxi. In the process, we were able to double the size of our engagement from 50 professionals to 100 professionals as the client expanded the scope of work under our engagement. Our professionals dedicated to this client have begun providing them other research and development services, including product development for plug-ins (small software computer programs that extend the capabilities of a larger program) and new product features.

Research and Development Services Case Study 3. Our client is TIBCO, a Nasdaq-listed software company with over 4,000 customers, which sought to improve the operating efficiency, price competitiveness and time-to-market of its core products to remain competitive. To achieve its goals, TIBCO sought to lower its software research and development costs through outsourcing. TIBCO chose us as a partner to assist with the full development cycle of several of its product lines. One such product line was TIBCO’s B2B suite, which is a standards-based business-to-business integration platform for secure transmission of business documents and messages among disparate partner systems.

Our team worked closely with the managers and engineers at TIBCO’s global headquarters to understand the client’s requirements, which included the development of several new B2B protocols. We performed extensive studies and analyses to meet the following technical requirements of TIBCO’s B2B suite project:

•                  understanding of leading industry standard B2B protocols;

•                  Extensible Markup Language, or XML, processing and parsing;

•                  security and authentication based on product key infrastructure, or PKI platform;

•                  TIBCO infrastructure products; and

•                  Java language for platform independence.

During the course of the B2B suite project, our TIBCO CDC actively worked in every key aspect of the structuring and formation of the B2B platform, including framework design, concrete coding, quality assurance and testing, and particularly, the documentation of the development process, which enables TIBCO to access critical know-how for the buildup of the B2B platform in the future and thus enhances the operation efficiency of the platform. The new product has been widely used by TIBCO’s customers.

We are the only Chinese service provider to help TIBCO to develop software products. Since 2005, we have been involved in a wide range of research and development services for this client on over 50 products. Currently, we have more than 250 staff at our TIBCO CDC dedicated to product development for TIBCO. Following the release of the new version of the B2B suite, our B2B team continues to play a significant role in building up additional B2B protocols. Additionally, due to our experience working with TIBCO products, we have also had the opportunity to work on additional professional services for local TIBCO customers under separately billed assignments.

Research and Development Services Case Study 4. Our client is a Fortune 100 multinational software company which provides a variety of products, including operating systems that run on personal computers, server computers, and embedded devices. This client planned to launch a flagship software product involving multiple releases with more than 30 components in more than 60 languages simultaneously. Therefore the clients looked for a strategic partner that was equipped with required expertise and necessary capability to effectively handle the complex technical problems and focus sufficient resources and technologies on the project in a timely manner. During the term of our contract with the client for this project, it was expected that this engagement would evolve from a capacity-based model merely focusing on execution towards an outcome-based model requiring us to design, manage and control the whole project.

We established a team of approximately 100 professionals within a short period. The team consisted of three groups: the first group in charge of test scoping and planning, milestone testing of new features, the second group in charge of a combination of project management and technological consulting, and the third group in charge of testing case execution, and bug logging. Our skillful team implemented a dedicated delivery model to devote resources on each of the features, applications and languages involved in this project, and achieved a high resource utilization rate. In the first major milestone, our performance met all key performance indexes defined in the SOW and well exceeded this client’s expectations.

We are one of the first Chinese service providers to help this client resolve technically challenging and strategically significant issues. We usually have around 100 research and development and IT service projects ongoing in parallel for this client. We have become one of the largest Chinese service providers of this client in terms of revenues and the number of dedicated professionals. Currently, we are providing end-to-end IT service solutions on cloud computing to this client, which utilizes the latest technologies and reduces its IT service costs.

Research and Development Services Case Study 5. Our client is a Fortune 100 international mobile and Internet technology company. In 2008 and 2009, the leading mobile and Internet technology company looked for a company which could perform linguistic quality assurance, covering more than 85 languages for the devices applications and Internet services applications. This project required not only globalization and localization expertise, but also quick turnaround and ability to ram up a multinational team to fulfill the ongoing tasks on a daily basis.

We had accumulated in-depth knowledge and experience with respect to the client’s products and services through previous cooperation. We set up a team consisting of localization and testing experts to provide quality assurance services covering up to 95 languages. In particular, leveraging our localization services expertise and localization project management experience, we designated a senior project manager to control the working process, coordinate different service stages and plan an elaborate timetable in order to shorten the overall turnaround time. Within the planned budget, our localization services achieved quality delivery of the localized versions testing in a timely and cost-efficient manner.

As one of the global top suppliers of this leading mobile and Internet services company, we have established and maintained long-term collaboration with the client and have been providing services for most of its major product lines. We have a team with over 800 dedicated professionals providing a full-spectrum of services to this client, including quality assurance and testing, field testing, automation testing, application development, etc., wherein more than 100 full-time professionals from 75 different countries or regions plus over 1,000 native speaker freelancers are working on its localization testing and localization projects.

Our Clients

Our clients are located primarily in the United States, Greater China, Japan, Europe and Asia South.

In 2010, a United States-based multinational IT company and Microsoft each accounted for 10% or more of our net revenues, and in aggregate accounted for 23.1% of our net revenues. In 2011, a United States-based multinational IT company accounted for 10.9% of our net revenues. In 2012, none of our clients accounted for 10% or more of our net revenues partly due to our continued efforts to diversify our client base and partly due to the merger with VanceInfo.

The following table sets forth percentage of our net revenues for the years ended December 31, 2010, 2011 and 2012 by location of clients’ headquarters:

	% of Net Revenues for
Client Location	2010	2011	2012
United States	54.1%	49.3%	43.2%
Greater China	8.6%	18.0%	29.0%
Japan	23.0%	18.6%	16.2%
Europe	9.3%	8.6%	6.8%
Asia South	5.0%	5.5%	4.8%

The following table sets forth the percentage of our net revenues by client industry for the years ended December 31, 2010, 2011 and 2012:

	% of Net Revenues for
Client Industry	2010	2011	2012
High Technology	57.8%	48.2%	42.6%
BFSI	24.1%	27.8%	28.5%
Telecommunications	5.3%	6.7%	11.5%
Others (1)	12.8%	17.3%	17.4%

(1)           Includes manufacturing, retail, distribution, travel and transportation and public services.

The following table shows the distribution of our clients by net revenues for the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012
> $1 million, < $5 million	19	26	54
> $5 million, < $10 million	5	7	8
> $10 million	3	3	5

Sales and Marketing

Our sales and marketing strategy is targeted at increasing market awareness of our brand and service offerings, gaining new business from target clients, cross-selling our services to existing clients, and promoting repeat business from existing clients. We promote our services directly through our business development team. Our executive management team is also actively involved in business development and management of our key client relationships.

As of December 31, 2012, we had 208 sales professionals, with 161 based in Greater China, 24 based in the United States, 13 based in Japan five based in Singapore, two based in Malaysia, two based in Australia and one based in Europe.We have also been rapidly building our sales force in China. We believe that we have a strong sales team located in our key target markets, and this gives us a competitive advantage over many other China-based offshore outsourced technology service providers that do not have as extensive onshore sales and marketing capabilities as ours.

Our sales teams are responsible for cross-selling products to existing clients and  identifying and initiating discussions with prospective clients. Each of our clients is assigned a dedicated account manager who is responsible for daily interaction with the client in conjunction with our onshore and offshore service delivery teams. We believe that our close interaction with clients enables us to actively identify and target new areas of business. For larger projects, we typically bid against other IT service providers in response to requests for proposals. Clients often cite the following as reasons for awarding us contracts: our flexible delivery model, comprehensive outsourcing services, scalability, superior quality and process excellence, industry expertise, experienced management team, talented professionals, strong track record and competitive pricing. In addition, client referrals and cross-selling provide objective validation of our competitive strengths. We often gain new business opportunities through referrals from existing clients to new clients or the different departments of our existing clients.

Our marketing team also augments our sales efforts through brand building and other corporate-level marketing efforts, including participation in industry trade shows, conferences and seminars, sponsorship of industry studies, site visits to existing and prospective clients, and targeted presentations to decision makers within existing and prospective clients.

Competition

The markets in which we compete are changing rapidly and we face intense competition from both global providers of outsourced technology services as well as those based in China. There are relatively low barriers of entry in our markets and we have faced, and expect to continue to face, additional competition from new market entrants. While one of the important advantages of offshore outsourced technology services from China is the lower cost of labor, we believe that cost alone is not a sustainable competitive advantage. We believe that the principal competitive factors in our markets are breadth and depth of service offerings, reputation and track record for high quality and on-time delivery of work, ability to tailor service offerings to client needs, industry expertise, ability to leverage offshore delivery platforms, service quality, price, scalability of infrastructure, financial stability, and sales and marketing skills. We face competition primarily from:

•                  global offshore outsourced technology services companies such as Cognizant Technology Solutions, Infosys Limited, iGATE Corporation , Tata Consultancy Services and Wipro Technologies;

•                  China-based technology outsourcing service providers such as iSoftStone, Beyondsoft, Chinasoft, Dalian Hi-think Computer (DHC), Neusoft and SinoCom;

•                  certain divisions of large multinational technology firms; and

•                  in-house IT departments of our clients and potential clients.

China-based outsourced technology services companies compete with us primarily in the China and Japan markets, while global offshore outsourced technology services companies compete with us primarily in the United States market. As a leading global consulting and technology services provider strategically headquartered in China, we have received CMMI-DEV ML5, CMM 5, CMMI-SVC ML3, CMMI-DEV ML3, ISO 9001:2007, ISO/IEC 27001:2005 and PIPA.

In 2006, we were among the first China-based companies to be ranked in the annual Global Outsourcing 100® published by the International Association of Outsourcing Professionals®, or IAOP®. Since 2006, we have been continuously ranked by IAOP® among the top 100 companies. Since 2007, we have been continuously ranked by International Data Corporation, or IDC, among the top three China-based offshore software development providers. In 2011, we were ranked by Common Sense Advisory as the top China-based firm among the top 50 global language service providers and is the only China-based company to be continuously listed on this list since 2008. In 2011, we were one of the Top Ten Leading Service Providers in China’s Outsourcing Industry jointly selected by Gartner, Inc., an information technology research and advisory company, and IDC.

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

We cannot assure you that we will be able to compete successfully against our current or future competitors. See “Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—We operate in an intensely competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations.”

Insurance

We maintain property insurance policies covering physical damage to our buildings and personal properties for certain of our subsidiaries. Some of our subsidiaries have commercial general liability insurance covering certain incidents to third parties that occur on or in some of our premises and money insurance covering certain incidents associated with any theft or attempted theft. We also maintain professional liability insurance for many of our subsidiaries. However, they may still not be sufficient to cover all losses and liabilities we may incur. We do not maintain key man life insurance for any of our senior management or key personnel.

We do not maintain business disruption insurance, which is available only to a limited extent in China. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we face risks associated with not having business disruption insurance coverage. See “Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—Because there is limited business and litigation insurance coverage available in China, any business disruption or litigation we experience might result in our incurring substantial costs and diverting significant resources to handle such disruption or litigation.”

Regulations

Regulations Relating to Technology Outsourcing

China’s State Council and a number of government ministries and agencies have issued a series of rules and regulations aimed at stimulating the growth of the technology outsourcing industry in China. The principal regulations governing the software outsourcing industry include:

•                  Certification Standards and Administrative Measures of Software Enterprises (Tentative) (2000);

•                  Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry (2000);

•                  Certain Policies on Further Encouraging the Development of the Software and Integrated Circuit Industries (2011);

•                  Software Products Administrative Measures (2009);

•                  Circular Concerning Relevant Questions Regarding Software Exports (2001);

•                  Circular on Printing and Distributing the Measures on Management and Statistics of Software Export (2001);

•                  Administrative Measures on Verification of Key Software Enterprises and Integrated Circuits  Enterprises within the State Plan (2012); and

•                  Certain Provisions on Protection of Information of Service Outsourcing Business Undertaken by Domestic Enterprises (2010).

Under these regulations, except for software developed for self-use, software products developed in China which have been registered with the Ministry of Industry and Information Technology, or MIIT, or its local branches or agencies are entitled to the incentives provided under Certain Policies on Further  Encouraging the Development of the Software and Integrated Circuit Industries, such as preferential income tax treatments applicable to qualified software enterprises and preferential value added tax treatments applicable to software products. The registration certificates for software products will be subject to a review every five years by the relevant government authorities.

Furthermore, enterprises engaged in the information technology outsourcing and technology BPO businesses are required to establish an information protection system and take various measures to keep clients’ confidential information secret, including causing their employees and third parties who have access to clients’ confidential information to sign confidentiality agreements and non-competition agreements.

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

On November 19, 2012, SAFE issued SAFE Circular 59, which became effective on December 17, 2012. It tightens the examination of the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds be in accordance with the description in the relevant prospectus. In addition, it substantially amended and simplified the foreign exchange-related procedures, which include, among other things, (i) the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account, etc.) no longer requires the approval of SAFE; (ii) multiple capital accounts for the same entity may be opened in different provinces; (iii) reinvestment of RMB proceeds by foreign investors in China no longer requires SAFE approval or verification; and (iv) remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires SAFE approval.

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

SAFE Circular 75 and SAFE Circular 19

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Furthermore, PRC citizens or residents are also required to remit profits, dividends and other capital variation incomes in foreign exchange paid by the special purpose company to China within 180 days following their receipt of the same. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75, including the most recent Circular 19, which became effective in July 2011. The guidance imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the noncompliance to the local branch of SAFE.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply, with SAFE Circular 75 requirements. We have urged our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under SAFE Circular 75 and other related rules. Prior to the merger with VanceInfo, we understand that our PRC citizen or resident beneficial owners have completed initial registrations with the local counterpart of SAFE in Dalian. With respect to VanceInfo, Mr. Chris Shuning Chen, our chairman, Mr. Stanley Ying Zhou, our executive vice president, and Mr. Kevin Zhong Liu, one of our employees, have made the requisite SAFE registration with respect to their investment and beneficial ownership prior to the merger with us. In addition, we understand that our PRC citizen or resident beneficial owners who have completed initial registration with the local counterpart of SAFE, including Mr. Chris Shuning Chen, Mr. Stanley Ying Zhou and Mr. Kevin Zhong Liu, are in the process of completing amendment registrations under SAFE Circular 75 as a result of the merger and other changes to their beneficial interests in us. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 75 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, lead to potential liability for our onshore subsidiaries, and in some instances, for their legal representatives and other liable individuals, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Item 3. Key Information.—D. Risk Factors—Risks Related to China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006 and were amended on June 22, 2009. Under the M&A Regulations, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange.

Although the application of the M&A Regulations remains unclear to a certain extent, we believe that we were not required to obtain CSRC approvals for the listing and trading of our ADSs on the Nasdaq Global Market (which were subsequently elevated to the Nasdaq Global Select Market on January 3, 2011) and VanceInfo was not required to obtain CSRC approvals for the listing and trading of VanceInfo’s American depositary shares on the New York Stock Exchange, because each of us and VanceInfo completed restructuring and established current offshore holding structure before September 8, 2006, the effective date of the M&A Regulations. See “Item 3. Key Information. D. Risk Factors—Risks Related to China— If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval was required in connection with our or VanceInfo’s initial public offering or follow-on public offering, we may become subject to penalties.”

C.            Organizational Structure

The following diagram illustrates our corporate structure, including each of our significant subsidiaries, as of the date of this annual report.

Pactera Technology International Ltd. (Cayman Islands)
100%
AllianceSPEC Pte. Ltd. (Singapore)
Pactera Singapore Pte. Ltd. (Singapore)
Pactera Systems (Hong Kong) Limited (Hong Kong)
Pactera Holdings Spain, S.L. (Spain)
Pactera Technologies NA, Inc. (Delaware)
DMK International, Inc. (Delaware)
Pactera Technology Japan Co., Ltd. (Japan)
VanceInfo Technologies Inc. (Cayman Islands)
100%(+Units)
BearingPoint Assets Pty Limited (Australia)
BearingPoint Holdings Pty Limited (Australia)
Pactera Technology Spain, S.L. (Spain)
NouvEON Technology Partners, Inc. (North Carolina)
99.9%
Pactera Technology Limited (British Virgin Islands)
VanceInfo Japan Inc. (Japan)
Pactera Technologies, Inc. (Delaware)
BearingPoint Group Pty Limited (Australia)
Pactera Technologies Australia Pty Ltd (Australia)
VanceInfo Singapore Pte. Ltd. (Singapore)
Pactera Malaysia Inc. Sdn. Bhd. (Malaysia)
Pactera Financial Solutions Limited (British Virgin Islands)
Pactera (Hong Kong) Limited (Hong Kong)
Lifewood Technology Limited (Hong Kong)
Lifewood Data Technology Limited (Hong Kong)
TP (Hong Kong) Limited (Hong Kong)
TP Consultants Limited (Hong Kong)
TP (Taiwan) Limited (Hong Kong)
TP Teleservices Limited (Hong Kong)
Insurance Systems Laboratory Co., Ltd. (Japan)
BearingPoint Pty Limited (Australia)
BearingPoint Services Pty Limited (Australia)
Pactera Financial Service Limited (Hong Kong)
Outside of China
Inside of China
Dalian Pactera Technology Limited (PRC)
Pactera Data Service (Shanghai) Limited (PRC)
Shenzhen Pactera Technology Limited (PRC)
VanceInfo Technologies Limited (PRC)
Lifewood Data Technology (Dongguan) Limited (PRC)
TP Software Technology (Shanghai) Co., Ltd. (PRC)
Pactera Technology Limited (PRC)
75%
25%
VIE Agreement (1)
Shenzhen Pactera Systems Limited (PRC)
Chengdu Pactera Technology Limited (PRC)
HiSoft Services (Beijing) Ltd. (PRC)
Shanghai HURO Digital Technology Co., Ltd. (PRC)
Shenzhen Pactera Information Limited (PRC)
Dalian Haihui SCI-TECH Company Limited (PRC)
Beijing Data Pioneer Information Technology Co., Ltd. (PRC)
Beijing Sunwin Corporation Limited (PRC)
Beijing Viatt Information Technology Co., Ltd. (PRC)
Beijing VanceInfo Airsoft Technology Ltd. (PRC)
Shanghai Pactera Software Technology Limited (PRC)
Shanghai Pactera Technology Limited (PRC)
Nanjing Pactera Technology Limited (PRC)
Suzhou VanceInfo Creative Software Technology Limited (PRC)
Wuxi Pactera Technology Limited (PRC)
HiSoft Jinxin Technology (Beijing) Co., Ltd. (PRC)
Beijing Horizon Information & Technology Co., Ltd. (PRC)
Beijing Kang Pu Wei Century Information Technology Co., Ltd. (PRC)
Wuxi HiSoft Technology Training Co., Ltd. (PRC)
Beijing Glorycube Technology Co., Ltd. (PRC)

(1)             Includes a series of contractual arrangements among Pactera Dalian, Haihui Dalian and certain shareholders of Haihui Dalian, including a strategic cooperation agreement, a voting rights agreement and an equity acquisition option agreement. See “Item 7. Major Shareholder and Related Party Transactions—Related Party Transactions—Agreements among Pactera Dalian, Haihui Dalian, and the Shareholders of Haihui Dalian.”

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

•                  Pactera Envisage, our wholly-owned subsidiary incorporated in Delaware that primarily provides consulting services, including enterprise resource planning, customer relationship management and business intelligence consulting, and serves as our front office for the United States market;

•                  Pactera Hong Kong, our wholly-owned subsidiary incorporated in Hong Kong that primarily provides IT outsourcing services, including application development and maintenance services, to BFSI clients;

•                  Pactera Japan, our wholly-owned subsidiary incorporated in Japan that primarily provides IT outsourcing services, including application development and maintenance services, to clients in the BFSI and technology industries and serves as our front office for the Japan market;

•                  Pactera Singapore, our wholly-owned subsidiary incorporated in Singapore that primarily provides IT outsourcing services, including hardware and software testing services, to clients in the technology industry and serves as our front office for the Singapore market;

•                  ISL, our wholly-owned subsidiary incorporated in Japan that primarily provides IT consulting services to clients in the insurance industry;

•                  NouvEON, our wholly-owned subsidiary incorporated in the United States that primarily provides IT and process consulting services;

•                  Pactera Spain, our wholly-owned subsidiary incorporated in Spain that primarily provides software localization and technical translation services;

•                  BearingPoint Assets Pty Limited, our wholly owned subsidiary incorporated in Australia that primarily provides management and IT consulting services;

•                  BearingPoint Holdings Pty Limited, our wholly owned subsidiary incorporated in Australia that primarily provides management and IT consulting services;

•                  BearingPoint Group Pty Limited, our wholly owned subsidiary incorporated in Australia that primarily provides management and IT consulting services;

•                  BearingPoint Pty Limited, our wholly owned subsidiary incorporated in Australia that primarily provides management and IT consulting serves;

•                  BearingPoint Services Pty Limited, our wholly owned subsidiary incorporated in Australia that primarily provides management and IT consulting serves;

•                  VanceInfo, our wholly owned subsidiary incorporated in Cayman Islands that primarily engages in investment;

•                  Pactera Technology Limited, our wholly owned subsidiary incorporated in British Virgin Islands that primarily engages in investment;

•                  VanceInfo Japan Inc., our wholly owned subsidiary incorporated in Japan that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Pactera Technologies Inc., or Pactera Technologies, our wholly owned subsidiary incorporated in the Delaware that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Pactera Technologies Australia Pty Ltd., our wholly owned subsidiary incorporated in Australia that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•      VanceInfo Singapore Pte Ltd., our wholly owned subsidiary incorporated in Singapore that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Pactera Malaysia Inc. Sdn. Bhd., our wholly owned subsidiary incorporated in Malaysia that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Pactera Financial Solutions, our wholly owned subsidiary incorporated in British Virgin Islands that primarily engages in investment;

•                  Pactera (Hong Kong) Limited, our wholly owned subsidiary incorporated in Hong Kong that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Lifewood Technology Limited, our wholly owned subsidiary incorporated in Hong Kong that primarily provides business process outsourcing, or BPO, services;

•                  Lifewood Data Technology Limited, our wholly owned subsidiary incorporated in Hong Kong that primarily provides BPO services;

•                  TP (Hong Kong) Limited, our wholly owned subsidiary incorporated in Hong Kong that primarily provides CRM, solutions and system integration;

•                  TP Consultants Limited, our wholly owned subsidiary incorporated in Hong Kong that primarily provides CRM, solutions and system integration;

•                  TP (Taiwan) Limited, our wholly owned subsidiary incorporated in Taiwan that primarily provides CRM, solutions and system integration;

•                  TP Teleservices Limited, our wholly owned subsidiary incorporated in Hong Kong that primarily provides CRM, solutions and system integration; and

•                  Pactera Financial Service Limited, our wholly owned subsidiary incorporated in Hong Kong that primarily provides IT outsourcing services to multinational financial institutions.

PRC Subsidiaries

•                  HiSoft Beijing, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including testing and localization services;

•                  Pactera Chengdu, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services;

•                  Haihui Dalian, our variable interest entity that had no material operations as of the date of this annual report;

•                  Pactera Dalian, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services;

•                  Pactera Shenzhen, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance services, for clients in the BFSI industry;

•                  Horizon Information, our wholly-owned subsidiary incorporated in the PRC that primarily provides application testing services, including application development and maintenance services, for clients in the telecom industry;

•                  Pactera Wuxi, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services, including application development and maintenance, testing and localization testing services;

•                  Wuxi Training Centre, our wholly-owned subsidiary incorporated in the PRC that had no material operations as of the date of this annual report but is expected to provide IT training programs for university graduates as part of our resource planning strategy;

•                  HURO, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting services for in the BFSI industry;

•                  HiSoft Jinxin, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting service for clients in the BSFI industry;

•                  Pactera Shenzhen Information, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Glory, our wholly-owned subsidiary incorporated in the PRC that specializes in CRM system design and implementation in the financial industry in China;

•                  Pactera Data Service (Shanghai) Limited, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services to multinational financial institutions in China;

•                  Shenzhen Pactera Technology Limited, or VanceInfo Shenzhen, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  VanceInfo Technologies Limited, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Lifewood Dongguan, our wholly-owned subsidiary incorporated in the PRC that primarily provides BPO services;

•                  TP Software Technology (Shanghai) Co., Ltd., our wholly-owned subsidiary incorporated in the PRC that primarily provides CRM, solutions and system integration;

•                  Pactera Beijing, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Beijing Data Pioneer Information Technology Co., Ltd., or Beijing DPC, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting and services to Chinese domestic financial institutions;

•                  Beijing Sunwin Corporation Limited, or Beijing Sunwin, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting and solutions to companies in Chinese airline industry, which has a 50% equity interest in a PRC joint venture company, namely Beijing Yunxiang;

•                  Beijing Viatt Information Technology Co., Ltd., our wholly-owned subsidiary incorporated in the PRC that primarily provides IT  services and solutions for Chinese domestic financial institutions;

•                  Beijing VanceInfo Airsoft Technology Ltd., our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting and solutions to companies in Chinese airline industry;

•                  Shanghai Pactera Software Technology Limited, or Pactera Shanghai, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Shanghai Pactera Technology Limited, or Pactera Shanghai Technology, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Nanjing Pactera Technology Limited, or Pactera Nanjing, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications;

•                  Suzhou VanceInfo Creative Software Technology Limited, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT outsourcing services including consulting and packaged software services and application development, testing and maintenance services for custom applications; and

•                  Beijing Kang Pu Wei Century Information Technology Co., Ltd., our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting and services.

D.            Property, Plant and Equipment

Our principal offices are located on premises comprising appoximately 3,105 square meters in an office building in Zhongguancun Software Park, Beijing, China. We have leased all of our facilities from unrelated parties, and most of our leases are renewable at our option.

Our other offices and delivery centers in China are located in leased offices in Beijing, Chengdu, Dalian, Donguan, Guangzhou, Hangzhou, Nanjing, Shanghai, Shenzhen, Suzhou, Wuxi, Xi’an, Changsha, Wuhan, and Xiamen occupying a total of 184,720 square meters. We also have leased offices in Hong Kong, Taiwan, Japan, Malaysia, Europe, Singapore, Australia and the United States that occupy a total of 16,842 square meters. We believe that we can obtain additional space for offices and delivery centers on reasonable terms to meet our future requirements.

The following table describes each of the leases for our headquarters, delivery centers, sales and service office and onshore offices as of the date of this annual report:

Location	Space		Usage of Property
	(in square meters)
China:
Beijing	39,200		Headquarter, Delivery Center
Chengdu	7,390		Delivery Center
Dalian	13,257		Delivery Center
Dongguan	11,500		Delivery Center
Guangzhou	2,977		Delivery Center
Hangzhou	5,239		Delivery Center
Nanjing	14,544		Delivery Center
Shanghai	21,492		Delivery Center
Shenzhen	27,765		Delivery Center
Suzhou	3,372		Delivery Center
Wuxi	32,250		Delivery Center
Xi’an	3,902		Sales Office & Delivery Center
Changsha	2,097		Sales Office
Wuhan	2,269		Sales Office
Xiamen	571		Sales Office
Total	187,825
Hong Kong	1,699		Onshore Office
Taiwan	65		Onshore Office
Japan:
Tokyo	591		Onshore Office
Osaka	220		Onshore Office
Total	811
United States:
Charlotte	604		Onshore Office
Morrisville	209		Onshore Office
San Francisco	325		Onshore Office
San Jose	291		Onshore Office
Santa Clara	1,919		Onshore Office
Redmond	2,843		Onshore Office & Delivery Center
Total	6,191
Australia	851	*	Onshore Office
UK	48		Onshore Office
Spain	353		Onshore Office
Malaysia	713		Onshore Office
Singapore	6,111		Onshore Office& Delivery Center
Grand Total	204,667

*  The sum of space under multiple leases.

In November 2009, one of our subsidiaries entered into agreements with a Beijing-based developer regarding proposed acquisition of the use right to two parcels of land with an area of appropriately 21,700 square meters in Zhongguancun Software Park, Haidian District, Beijing. In July 2011, such subsidiary entered into a land use right grant agreement with the Beijing Municipal Bureau of Land and Resources pursuant to which it will acquire land use right with a 50-year term. The purchase price of approximately $24.1 million, relating to the land use right as of December 31, 2011 has been fully paid. As of the date of this annual report, we have obtained the land use right certificate and certain other government permits for construction and have commenced construction on these two parcels of land. The new office complex built on this premises will be used as our new headquarters and research and development center to meet the demand arising from our current and anticipated business expansion and headcount increase.

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

A.                                    Operating Results

Overview

We are a leading global consulting and technology services provider strategically headquartered in China. We provide IT consulting services, research and development and other outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in Greater China, the United States, Europe, Australia, Japan, Singapore and Malaysia, to meet clients’ increasing demands for seamless global delivery and support. Capitalizing on our efficient delivery model and customized service offerings, we provide to our clients one-stop solutions that ensure stable and effective support of their business strategies.

Our service lines consist of IT services and research and development services. Our IT services include CPS services and ADM services. Our research and development services include software and hardware testing as well as software globalization services.

We focus primarily on clients in the high technology, BFSI, telecommunications industries. These industries have historically represented a significant proportion of outsourcing spending and, we believe, will continue to represent the greatest market opportunity for us. In 2010, 2011 and 2012, high technology clients accounted for 57.8%, 48.2% and 42.6% of our net revenues, respectively, BFSI clients accounted for 24.1%, 27.8% and 28.5% of our net revenues, respectively, and telecommunication clients accounted for 5.3%, 6.7% and 11.5% of our net revenues, respectively.

We began our operations in 1996 and have expanded rapidly in recent years, driven by increases in our service delivery capabilities and acquisitions of complementary businesses. In addition, our results of operations and financial condition as of and for the year ended December 31, 2012 have been affected by the merger with VanceInfo in November 2012. The results of operations of VanceInfo for the period from November 9, 2012 to December 31, 2012 have been included in our consolidated statements of operations and cash flow statement. This resulted in an increase in revenues and changes in other financial statement items in 2012 compared to 2011. The assets and liabilities of VanceInfo have also been included in our consolidated balance sheet at December 31, 2012. Our net revenues were $146.6 million in 2010, $219.0 million in 2011 and $359.0 million in 2012. We had net income of $12.1 million, $18.4 million and $3.3 million in 2010, 2011 and 2012, respectively.

We have determined that, subsequent to the merger with VanceInfo, our company and VanceInfo each represents one operating segment. However, under the aggregation criteria set forth in the U.S. GAAP with respect to segment reporting, the two operating segments are aggregated into one reportable segment as the above two operating segments have similar economic characteristics and provide the same services. For the purpose of the following discussion regarding our financial performance from 2010 to 2012, we have also presented net revenues generated by our service offerings.

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

Key macro-level factors affecting our results of operations include:

•                  Market demand.  Our net revenues are significantly affected by changes in demand for outsourced technology services by multinational corporations and software companies, especially demand for China-based outsourced technology service providers. For example, a decline in a client’s technology budget may have an adverse effect on the amount and types of services they seek from us. As a result of the last global economic crisis and a slowdown in business activities, we experienced a decrease in demand for outsourced technology services in general that has led to a decrease in our net revenues from 2008 to 2009. However, in the second half of 2009 and continuing into 2010, 2011 and 2012, we have recovered and experienced increasing work order demand.

•                  Economic growth rates in our key client industries and locations.  Our net revenues are significantly affected by economic growth rates in the industries and countries in which our main clients operate, including the technology, the BFSI and telecommunications industries in Greater China, the United States, Japan and other parts of the world where our clients are based.

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

•                  Our ability to expand our portfolio of service offerings.  Our ability to grow revenue from new and existing clients is impacted by the breadth of our service offerings. Services we recently began to offer, including following recent acquisitions and the merger with VanceInfo, include BPO services.

•                  Impact of business acquisitions and combination.  We have entered into several business acquisitions in recent years and a business combination with VanceInfo in November 2012. We plan to pursue selective business acquisitions in the future as a means of growing our business. Our ability to identify, acquire, effectively manage and integrate new businesses into our existing operations can have a significant effect on our results of operations.

•                  Billing rates.  Our billing rates are a key factor impacting our revenues and gross margins. Billing rates vary by service offering and location of service delivery, and aggregate billings per engagement are driven by a number of factors, including the mix of onshore versus offshore delivered services and the mix of experience levels of personnel on a particular project.

•                  Proportion of services performed onshore versus offshore.  Services performed onshore typically generate higher revenues but lower gross margins than services performed at our offshore delivery centers in China due to a higher cost base for onshore services. As a result, our gross margin fluctuates based on the relative proportion of work performed inside and outside China. The proportion of work performed onshore in the client’s home country or offshore in China varies depending on client needs and the maturity or stage of engagement with a client.

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

Net Revenues

Our net revenues represent our total revenues from operations, less business taxes. VanceInfo’s net revenues for the period from November 9, 2012 to December 31, 2012 have been included in our consolidated net revenues for the year ended December 31, 2012. The following table sets forth our net revenues by type of service offering for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
IT services	$76,824	52.4%	$126,105	57.6%	$214,858	59.8%
CPS	9,310	6.4%	37,567	17.2%	79,605	22.1%
ADM	67,514	46.0%	88,538	40.4%	135,253	37.7%
Research and development services	69,755	47.6%	92,884	42.4%	144,173	40.2%
Total net revenues	$146,579	100.0%	$218,989	100.0%	$359,031	100.0%

Historically, IT services have contributed the substantial majority of our net revenues. In the past three years, our net revenues from IT services increased significantly in absolute terms as a result of the growth of our CPS and ADM services. The growth was largely due to a strong demand for our portfolio of high value-added services, including banking, finance and SAP solution from customers in both China and the United States.

Our net revenues from research and development services represented 47.6%, 42.4% and 40.2 % of our total net revenues in 2010, 2011 and 2012, respectively. In the past three years, our net revenues from research and development services increased in absolute terms, which was primarily driven by the rise in the number of multi-national corporations outsourcing research and development work to technology service providers based in China. Demand for research and development services is also in general less adversely affected by economic downturns as such services are typically tied to clients’ multi-year product development cycles, which are usually not subject to short-term adjustments.

Prior to 2006, we generated most of our revenues from clients located in Japan. From 2007 to 2012, we successfully expanded our target geographies to service clients in the United States, Greater China, Europe, and Asia South. The following table sets forth our net revenues based on our clients’ headquarters for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
United States	$79,328	54.1%	$107,925	49.3%	$154,969	43.2%
Greater China	12,662	8.6%	39,410	18.0%	104,222	29.0%
Japan	33,779	23.0%	40,724	18.6%	58,010	16.2%
Europe	13,540	9.3%	18,793	8.6%	24,375	6.8%
Asia South	7,270	5.0%	12,137	5.5%	17,455	4.8%
Total net revenues	$146,579	100.0%	$218,989	100.0%	$359,031	100.0%

Our net revenues derived from our clients headquartered in Greater China as a percentage of our total net revenues grew from 8.6% in 2010 to 18.0% in 2011, primarily due to continued and stable economic growth of Greater China and increasing demand in outsourced IT services and research and development services from this region. Our net revenues derived from our clients headquartered in Greater China as a percentage of our total net revenues grew from 18.0% in 2011 to 29.0% in 2012, primarily due to increasing demand in outsourced IT services and research and development services in Greater China and the consolidation of VanceInfo’s operating results (from November 9, 2012 to December 31, 2012). Historically, VanceInfo derived higher percentage of revenues from the clients headquartered in Greater China compared to HiSoft. We expect our net revenues from clients headquartered in Greater China to continue to grow as a percentage of our total net revenues as we achieve the synergies arising from the integration of VanceInfo’s business operations into ours and we further expand our client base in Greater China.

Many of our clients are multinational corporations with local subsidiaries in jurisdictions outside of the jurisdiction of their headquarters, such as the United States and Japan. The following table sets forth our net revenues based on the location of our clients’ contracting entities for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Greater China	$48,801	33.3%	$87,264	39.8%	$172,316	48.0%
United States	33,992	23.2%	49,271	22.5%	75,306	21.0%
Japan	39,033	26.6%	47,671	21.8%	60,137	16.7%
Asia South	20,980	14.3%	29,673	13.6%	45,276	12.6%
Europe	3,773	2.6%	5,110	2.3%	5,996	1.7%
Total net revenues	$146,579	100.0%	$218,989	100.0%	$359,031	100.0%

The following table sets forth our net revenues by client industry for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
High Tech	$84,660	57.8%	$105,447	48.2%	$153,099	42.6%
BFSI	35,388	24.1%	60,893	27.8%	102,328	28.5%
Telecommunications	7,744	5.3%	14,653	6.7%	41,366	11.5%
Others (1)	18,787	12.8%	37,996	17.3%	62,238	17.4%
Total net revenues	$146,579	100.0%	$218,989	100.0%	$359,031	100.0%

(1)           Includes manufacturing, retail, distribution, travel and transportation and public services.

We are primarily focused on clients in the high technology, BFSI and telecommunications industries. In 2010, 2011 and 2012, our growth in net revenue from high technology, BFSI and telecommunications industries was primarily driven by the increase in demand for outsourced technology services. In 2012, our growth in net revenues in these industries compared to 2011 was also contributed by the consolidation of VanceInfo’s operating results (from November 9, 2012 to December 31, 2012).

We aim to continue to strengthen our expertise in the high technology, BFSI and telecommunications industries to leverage our existing industry knowledge to serve more clients within these industries and to penetrate additional sub-segments within these industries.

We typically enter into a MSA with our clients which provides a framework for services that is then supplemented by SOWs, which specify the particulars of individual engagements, including the services to be performed, pricing terms and performance criteria. Our selling cycle for concluding MSAs with new clients frequently exceeds six months. We usually then start providing a limited set of services to the client to demonstrate our capabilities, including, if required, gaining certification by that client as an approved outsourced services provider. We then gradually expand the scope and range of services provided to the client over a period of months or years. Based on our experience, it often takes one to three years working with a client before we develop a significant revenue stream, which we define as more than $1.0 million per year in net revenues, from that client. Increased revenue from existing clients has been and is expected to continue to be an important driver of our revenue growth.

The following table shows the distribution of our clients by net revenues for the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012
> $1 million, < $5 million	19	26	54
> $5 million, < $10 million	5	7	8
> $10 million	3	3	5

Most of our contracts are priced on a time-and-materials basis, with the remainder priced on a fixed-price basis. Net revenues from time-and-materials contracts accounted for 82.6%, 80.0% and 78.7 % of our total net revenues in 2010, 2011 and 2012, respectively.

We derive our net revenues from a combination of onshore and offshore delivery. We categorize revenues from onshore work in the United States and Japan as onshore revenues. For the year ended December 31, 2010, 2011 and 2012, our onshore revenues accounted for 17.7%, 18.7% and 18.2 % of our net revenues, respectively.

Cost of Revenues, Gross Profit and Gross Margin

VanceInfo’s net revenues and cost of revenues for the period from November 9, 2012 to December 31, 2012 have been included in our consolidated net revenues and cost of revenues for the year ended December 31, 2012. The following table sets forth our total net revenues, cost of revenues, gross profit and gross margin for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Total	% of Total Net Revenues	Total	% of Total Net Revenues	Total	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Total net revenues	$146,579	100.0%	$218,989	100.0%	$359,031	100.0%
Cost of revenues	92,718	63.3%	142,427	65.0%	234,602	65.3%
Gross profit and gross margin	53,861	36.7%	76,562	35.0%	124,429	34.7%

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

Wage levels for our professionals in China are generally lower than those in client locations such as the United States and Japan. Moreover, wage levels vary across different regions of China, with wage levels generally being higher in more developed cities such as Beijing, Shanghai and Shenzhen. As a result, our cost of revenues is significantly affected by the location from which we deliver services. We have begun to develop, and plan to continue developing, offshore delivery centers in cities with relatively lower wage levels, such as in Wuxi, Dalian and Xi’an, and have increased the proportion of our professionals in offshore delivery centers in cities with lower wage levels.

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

Our total net revenues from services provided offshore, which generate higher gross margin due to the lower cost base, represented 82.3% in 2010, 81.3% in 2011 and 81.8% in 2012 of our total net revenues, respectively. Our efforts to develop offshore delivery centers in China, especially in cities with relatively lower wage levels, have allowed us to decrease the overall compensation expenses related to our professionals.  In addition, we have stringent cost control measures designed to align our staffing levels with the expected needs of our client projects, thereby improving the efficiency of our operations.

Our gross margin decreased slightly in 2011 compared to 2010, in part due to an increase in labor costs as well as reduced productivity and lost billings associated with the impact of the earthquake that struck Japan on March 11, 2011 and the subsequent tsunami. The decrease was partially offset by the growth in high value-added service solutions of CPS services in the same year. Our gross margin further decreased slightly from 2011 to 2012, partly due to our continued investment in high value-added solutions to develop more advanced solutions and expand our significant client base and increase in wages and other compensations, as a result of increased headcount of our professionals, paid to our professionals which outpaced increase in our net revenues. The decline in gross margin was partially offset by the growth in our high value-added service solutions of CPS services during 2012.

Operating Expenses

Our operating expenses principally consist of selling and marketing expenses and general and administrative expenses. VanceInfo’s operating expenses for the period from November 9, 2012 to December 31, 2012 have been included in our consolidated operating expenses for the year ended December 31, 2012. The following sets forth our general and administrative expenses and selling and marketing expenses for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Total	% of Total Net Revenues	Total	% of Total Net Revenues	Total	% of Total Net Revenues
	(dollars in thousands, except for percentages)
General and administrative expenses	$30,509	20.8%	$40,603	18.5%	$90,917	25.3%
Selling and marketing expenses	9,310	6.4%	16,924	7.8%	27,741	7.7%
Impairment of trademarks and trade names	—	—	—	—	5,515	1.6%
Change in fair value of contingent consideration	1,194	0.8%	1,824	0.8%	(659)	(0.2)%

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other compensation expenses of management and administrative staff, bad debt provision expense, utilities, legal and audit fees, ongoing information technology, telecommunications and other systems costs, and other administrative costs not related to the delivery of services.

Our general and administrative expenses have increased from 2010 to 2011, primarily as a result of our expanding operations and the hiring of a number of senior executive and management staff to support our growth. Our general and administrative expenses have significantly increased from 2011 to 2012, primarily due to our merger-related expenses, which include corporate re-branding, professional fees, severance costs, and facilities and system integration expenses. We expect our general and administrative expenses to continue to increase in absolute terms as our business expands but will slightly decrease as a percentage of our net revenues.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, commissions and other compensation expenses relating to our sales and marketing personnel, travel, brand building, and other expenses relating to our marketing activities. Our selling and marketing expenses have risen significantly in the past due to our increased business development and marketing activities.

Our selling and marketing expenses in 2010, 2011 and 2012 included amortization of intangible assets acquired in our recent acquisitions, which were $0.7 million, $2.0 million and $4.2 million, respectively. The intangible assets primarily consist of the value of the acquired client base and contract backlog. Our selling and marketing expenses, excluding amortization of intangible assets, were $8.6 million, $14.9 million and $23.5 million in 2010, 2011 and 2012, respectively.

We anticipate our sales and marketing expenses will continue to increase as we continue to build sales and marketing teams in our target markets.

Impairment of Intangible Assets

In 2010 and 2011, we did not recognize any impairment loss of intangible assets. In 2012, we recognized an impairment loss of trademarks and trade names of $5.5 million as our management determined not to use certain trademarks and trade names after the merger with VanceInfo.

Change in fair value of contingent consideration

In connection with the acquisitions including, primarily, NouvEON, Echo Lane, Beans, Horizon Information, Glory, Bearing Point and HiSoft Jinxin, we agreed to pay certain performance-based cash consideration, which was measured and recorded at estimated fair value at the acquisition date and subsequently remeasured to fair value in each reporting period until settlement. During the year ended December 31, 2012, the change in fair value of the contingent consideration was approximately $0.7 million, with a corresponding gain in earnings primarily due to certain acquirees’ failure to meet performance measures.

Other Income and Expenses

Other income and expenses consists primarily of interest income and expenses and changes in the fair values of warrants and foreign currency forward contracts.

Acquisitions

Historically, business acquisitions allow us to acquire additional expertise and capabilities and expand our client base and presence in key client locations, such as the United States and China. The financial results for our acquired businesses are consolidated in our operating results for periods after the acquisition. Therefore, our financial results in corresponding prior periods may not be directly comparable.

Our acquisitions in 2012, in addition to the merger with VanceInfo, include:

•                  Pactera Spain, a Spain-based software localization and technical translation services provider and its three subsidiaries based in Spain, Brazil and Portugal respectively. Its subsidiaries based in Brazil and Portugal have been dissolved in October and November 2012, respectively.

•                  Longhaul, a China-based SAP consulting company, which mainly provides SAP implementation and maintenance services in southern China.

•                  Glory, a China-based IT service firm that specializes in CRM system design and implementation in the financial industry in China.

•                  Bearing Point and its subsidiaries, an Australia-based group of IT consulting services provider.

•                  Newton, a Japan-based system developer under Java platform.

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

We had goodwill of $18.6 million, $37.3 million and $102.7 million as of December 31, 2010, 2011 and 2012, respectively. We had acquisition-related intangible assets of $4.5 million, $15.2 million and $55.3 million as of December 31, 2010, 2011 and 2012, respectively. In 2012, we recognized an impairment loss of intangible assets of $5.5 million as our management determined not to use certain trademarks and trade names after the merger with VanceInfo. We have and will continue to incur amortization expenses as we amortize acquired intangible assets with definite lives over their estimated useful lives. For additional information, see notes 9 and 10 to our audited consolidated financial statements included elsewhere in this annual report.

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

Income Taxes

The current and deferred components of income tax expense were as follows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(dollars in thousands)
Current
- PRC and Hong Kong income tax expense	$1,725	$968	$5,295
- Japan income tax expense	136	78	41
- U.S. income tax expense	102	330	10
- Singapore income tax expense	374	1,006	670
- Australia income tax expense	—	—	91
Deferred
- PRC and Hong Kong income tax expense (benefit)	34	(881)	(2,070)
- Japan income tax expense (benefit)	266	(42)	(102)
- U.S. income tax (benefit) expense	(646)	241	(2,486)
- Singapore income tax expense (benefit)	(57)	18	(81)
- Europe income tax expense (benefit)	—	—	(3)
- Australia income tax expense (benefit)	—	—	(155)
Income tax expense	$1,934	$1,718	$1,210

Under the current laws of the Cayman Islands, our listed company, which was incorporated in the Cayman Islands, is not subject to taxation on its income or capital gains. However, there is a risk that we may be treated as resident in the PRC for tax purposes. See “Item 3. Key Information.—D. Risk Factors—Risks Related to China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders. “ DMK International, Pactera Envisage, HiSoft Wave, Echo Lane, NouvEON and Pactera Technologies were established in the United States and are subject to United States federal income taxes at graduated rates ranging from 15 % to 39 % and state income taxes of 6%, 8.84%, 1%, 8.84%, 6.9 % and 8.84%, respectively.

Our PRC subsidiaries were subject to standard income tax rates of 25% for 2010, 2011 and 2012. However, a number of our PRC subsidiaries enjoy various preferential treatments that have resulted in lower tax rates. See note 15 to our audited consolidated financial statements for additional information. Also see “Item 3. Key Information.—D. Risk Factors—Risks Related to China—The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.”

On September 22, 2000, the Ministry of Finance, State Administration of Taxation and General Administration of Customs issued the Notice on Certain Policies on Encouraging the Development of Key Software Enterprises and Integrated Circuits Enterprises, or Notice 25. According to Notice 25, enterprises recognized as “newly setup software enterprise” are entitled to enjoy a two-year tax exemption and 50% tax reduction of its applicable enterprise income tax rate in the following three years. Pactera Wuxi, Pactera Nanjing and VanceInfo Shenzhen have obtained approvals from the local tax authorities and are entitled to enjoy the 12.5% preferential tax treatment as “newly setup software enterprise” in fiscal years from 2012 to 2014, from 2011 to 2013 and from 2012 to 2014, respectively.

On November 5, 2010, the Ministry of Finance, the Ministry of Commerce and the State Administration of Taxation jointly issued the Notice on the Relevant Enterprise Income Tax Polices on Advanced Technology Service Enterprises, or Notice 65, with retroactive effect from July 1, 2010. Under Notice 65, enterprises which qualify as “advanced technology service enterprises” are entitled to enjoy the tax rate of 15% from July 1, 2010 to December 31, 2013. Pactera Shenzhen has obtained approvals from the local tax authorities to enjoy the 15% preferential tax treatment as an “advanced technology service enterprise” in fiscal years from January 1, 2010 to December 31, 2013.

On April 21, 2010, the State Administration of Taxation issued a circular on Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise, or HNTE, entity was in a tax holiday period, where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% HNTE preferential tax rate, it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay tax at either the lower of 15% or 50% of the standard PRC tax rate (i.e., currently 25%). Pactera Chengdu, Pactera Dalian, Pactera Shanghai Technology, HiSoft Beijing, HURO, HiSoft Jinxin, Glory and Pactera Beijing have obtained approvals from the local tax authorities and are entitled to enjoy the 15% preferential tax treatment as HNTE in fiscal years from 2008 to 2013, from 2010 to 2013, from 2010 to 2013, from 2011 to 2013, from 2011 to 2013, from 2012 to 2013, from 2011 to 2013, and in fiscal year 2013, respectively. Beijing DPC has obtained the approval from the local tax authority and is entitled to enjoy the 12.5% preferential tax treatment as HNTE in fiscal years from 2011 to 2013.

On August 9, 2012, the State Administration of Taxation issued the Notice on the Relevant Enterprise Income Tax Polices on Further Encouraging the Software and Integrated Circuit Industry Development, the key software and integrated circuit design enterprises within the state plan which does not enjoy tax exemption in the current year, shall be entitled to the 10% preferential tax treatment, subject to an annual review by the relevant government authorities. Pactera Dalian, Pactera Beijing and Pactera Shanghai Technology were recognized as “key software enterprises within state plan” in 2012 and would be entitled to enjoy the 10% preferential tax treatment in fiscal years from 2011 to 2012.

Our effective tax rate decreased from 13.8% in 2010 to 8.5% for 2011 but increased to 26.8% in 2012.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2010, 2011 and 2012. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2010		2011		2012
	(dollars in thousands, except for percentages)
Summary Consolidated Statements of Operating Data

Net revenues	$146,579	100.0%	$218,989	100.0%	$359,031	100.0%
Cost of revenues (1)(2)	92,718	63.3%	142,427	65.0%	234,602	65.3%
Gross profit	53,861	36.7%	76,562	35.0%	124,429	34.7%
Operating expenses:
General and administrative (1)(2)	30,509	20.8%	40,603	18.5%	90,917	25.3%
Selling and marketing (1)(2)	9,310	6.4%	16,924	7.8%	27,741	7.7%
Impairment of trademarks and trade names	—	—	—	—	5,515	1.6%
Change in fair value of contingent consideration	1,194	0.8%	1,824	0.8%	(659)	(0.2)%
Total operating expenses	41,013	28.0%	59,351	27.1%	123,514	34.4%
Income from operations	12,848	8.7%	17,211	7.9%	915	0.3%
Other income (expenses):
Interest expense	(44)	(* )%	(102)	(* )%	(70)	(* )%
Interest income	1,202	0.8%	2,979	1.4%	3,685	1.0%
Change in fair value of foreign-currency forward contract	(15)	(* )%	28	* %	(18)	(* )%
Total other income	1,143	0.8%	2,905	1.3%	3,597	1.0%
Net income before income tax expense	13,991	9.5%	20,116	9.2%	4,512	1.3%
Income tax expense	(1,934)	(1.3)%	(1,718)	(0.8)%	(1,210)	(0.4)%
Net income before earning in equity method investment	12,057	8.2%	18,398	8.4%	3,302	0.9%
Earning in equity investment	—	—	—	—	23	*
Net income	12,057	8.2%	18,398	8.4%	3,325	0.9%
Net income attributable to noncontrolling interest	—	—%	(497)	(0.2)%	(735)	(0.2)%
Net income attributable to Pactera Technology International Ltd	$12,057	8.2%	$17,901	8.2%	$2,590	0.7%

(1)                                 Includes acquisition-related amortization of intangible assets totaling $0.9 million, $2.7 million and $6.1 million in 2010, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31,
	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$188	$696	$1,609
Operating expenses:
General and administrative	—	—	236
Selling and marketing	687	1,981	4,213

(2)                                 Includes share-based compensation charges totaling $4.0 million, $5.7 million and $11.1 million in 2010, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31,
	2010	2011	2012
	(dollars in thousands)
Cost of revenues	$606	$234	$165
Operating expenses:
General and administrative	3,136	4,906	10,405
Selling and marketing	259	516	494

*              Less than 0.1%

Comparison of 2011 and 2012

Net Revenues

Total net revenues were $359.0 million in 2012, including VanceInfo’s net revenues of $59.3 million for the period from November 9, 2012 to December 31, 2012. Net revenues increased by $80.7 million, or 36.8%, from $219.0 million in 2011 to $359.0 million in 2012 primarily due to consolidation of VanceInfo’s net revenues into ours, an increase in the demand of our IT services and research and development services as well as our expanded client base attributable to our marketing efforts. Our two lines of services, IT services and research and development services, recorded year-on-year increases in net revenues of $88.8 million, or 70.4%, and $51.3 million, or 55.2%, respectively. One component of our IT services, CPS services, recorded revenue growth of 113.5% in 2012 compared to 2011.

Cost of Revenues

Total cost of revenues were $234.6 million in 2012, including VanceInfo’s cost of revenues of $36.6 million for the period from November 9, 2012 to December 31, 2012. Cost of revenues increased by $92.2 million, or 64.7.0%, from $142.4 million in 2011 to $234.6 million in 2012. The increase was primarily due to consolidation of VanceInfo’s cost of revenues into ours and an increase in wages and other compensations as a result of increased headcount of our professionals.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit increased by $47.8 million, or 62.4%, from $76.6 million in 2011 to $124.4 million in 2012. Gross margin decreased slightly from 35.0% in 2011 to 34.7 % in 2012. The decline in our gross margin was partly due to (i) our continued investment in high value-added solutions to develop more advanced solutions and expand our significant client base, (ii) increase in wages and other compensations, as a result of increased headcount of our professionals, paid to our professionals which outpaced increase in our net revenues. The decline in gross margin was partially offset by the growth in our high value-added service solutions of CPS services during the year.

Operating Expenses

Our total operating expenses increased by $64.1 million, or 107.9%, from $59.4 million in 2011 to $123.5 million in 2012.

General and administrative expenses.  Our general and administrative expenses increased by $50.3 million, or 123.9%, from $40.6 million in 2011 to $90.9 million in 2012. Other than the merger related cost of $22.2 million in 2012, the increase in our general and administrative expenses was partly due to (i) an increase in the salary and compensation expenses of $15.4 million from 2011 to 2012, excluding share-based compensation expenses, and (ii) an increase in the share-based compensation expenses of $5.5 million in 2012. General and administrative expenses as a percentage of our total net revenues increased from 18.5% in 2011 to 25.3% in 2012.

Selling and marketing expenses.  Our selling and marketing expenses increased by $10.8 million, or 63.9%, from $16.9 million in 2011 to $27.7 million in 2012. This increase was primarily due to increased salary and compensation expenses of $6.1 million for our sales and marketing team, in particular from our investment in high value-added service sales efforts and the expansion of our operations in Greater China. Selling and marketing expenses as a percentage of our total net revenues was 7.8% in 2011 and 7.7 % in 2012.

Impairment of Intangible Assets.  In 2011, we did not recognize any impairment loss of intangible assets. In 2012, we recognized an impairment loss of trademarks and trade names of $5.5 million as our management determined not to use certain trademarks and trade names after the merger with VanceInfo.

Change in Fair Value of Contingent Consideration.  The change in fair value of contingent consideration decreased to negative $0.7 million in 2012 from $1.8 million in the 2011. This decrease was primarily due to certain acquirees’ failure to meet performance measures in 2012.

Other Income

Other income was $3.6 million in 2012 compared to $2.9 million in 2011. The increase was primarily due to an increase of interest income in 2012.

Income Tax Expense

We incurred an income tax expense of $1.2 million in 2012 compared to an income tax expense of $1.7 million in 2011.

Net Income

As a result of the foregoing, our net income decreased to $3.3 million in 2012 from net income of $18.4 million in 2011.

Comparison of 2010 and 2011

Net Revenues

Total net revenues increased by $72.4 million, or 49.4%, from $146.6 million in 2010 to $219.0 million in 2011. Our two lines of services, IT services and research and development services, recorded year-on-year increases in net revenues of $49.3 million, or 64.1%, and $23.1 million, or 33.2%, respectively.  Included in our IT services are our CPS services, which comprise a portfolio of high value-added solutions. CPS services recorded revenue growth of 303.5% in 2011 compared to 2010 as a result of strong demand from customers in Greater China and the United States. Another component of our IT services, ADM, also recorded revenue growth of 31.1% in 2011 compared to 2010.

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

Revenues from time-and-materials contracts are recognized as billable services as rendered, assuming all other basic revenue recognition criteria are met. The client is billed for related services based on pre-agreed charge rates. There are no significant assumptions related to time-and-material arrangements.

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

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. During the years ended December 31, 2010, 2011 and 2012, there was no change in our unrecognized tax position.

Uncertainties exist with respect to how the New EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are within the PRC. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside the PRC should be treated as residents under the New EIT Law. If one or more of our legal entities organized outside the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3. Key Information.—D. Risk Factors—Risks Related to China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Accounts Receivable

We maintain an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. We consider the following factors when determining the collectability of specific accounts: credibility of the client, age of the receivables and other specific circumstances related to the accounts. We conduct credit evaluations of clients and generally do not require collateral or other security from our clients. If the frequency and amount of client defaults change due to our clients’ financial condition or general economic conditions, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowance for accounts where collection may be in doubt. We recorded allowance for doubtful accounts of $3.6 million, $0.5 million and $5.2 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Business combinations

Business combinations are recorded using the acquisition method of accounting.  The assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date.  Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.

Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination prior to the initial public offering, we estimated the fair value of our common shares as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

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

We test goodwill for impairment on an annual basis. In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, we perform its annual impairment test on December 31 each year. For the year ended December 31, 2012, we did not choose to perform the assessment of qualitative factors for goodwill impairment. In this process, we rely on a number of factors, including operating results, business plans as well as future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Prior to the merger with VanceInfo on November 9, 2012, we had one reporting unit. Subsequent to the merger with VanceInfo on November 9, 2012, we were still undergoing the integration process as of December 31, 2012. The resources and technology skills held by, subsequent to the merger with VanceInfo, our company and VanceInfo were still operating separately as of December 31, 2012. As a result, we have two reporting units as of December 31, 2012.

As of December 31, 2012, we applied the income approach and used the following critical assumptions in determining the fair value of the reporting units:

•              The total revenue growth was projected at a CAGR of 14.8% and 16.8% for 2013 to 2017 for, prior to the merger with VanceInfo, our company and VanceInfo, respectively, which are within the range of comparable companies at the time of valuation.

•              In the projection period, the cost of revenues as a percentage of net revenues would be stabilized at 66.0% and 66.4% for, prior to the merger with VanceInfo, our company and VanceInfo, respectively.

•              Operating expenses, including selling and marketing expenses and general and administrative expenses as a percentage of net revenues were expected to decrease in the projection period.

•              The fixed asset and capital expenditures as a percentage of net revenues in the projection period were within the range of comparable companies.

•              The working capital requirement to net revenues ratio was assumed to be 10.0% and 20.5% for, prior to the merger with VanceInfo, our company and VanceInfo in 2018, respectively.

•              A perpetual growth rate after 2018 was assumed at 3.0% per year for, prior to the merger with VanceInfo, our company and VanceInfo.

•              The weighted average cost of capital, or WACC, used in the calculation was 16.0%.

•              There will be no major changes in the existing political, legal, fiscal and economic conditions in countries in which each reporting unit will carry on its business or to which it exports or from which it imports or sources supplies.

•              There will be no major changes in the current taxation law in countries in which the reporting unit operates, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with.

Having determined that the carrying values of the reporting units were in excess of their fair value, we undertook a theoretical purchase price allocation to determine the amount of goodwill and compared it to the theoretical amount and wrote the goodwill down accordingly.

For the years ended December 31, 2010, 2011 and 2012, we performed the impairment assessment for goodwill and the fair value of the reporting units all exceeded their carrying value. Therefore, we recognized no impairment loss of goodwill in 2010, 2011 and 2012.

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

In 2010 and 2011, we did not recognize any impairment loss of long-lived assets. In 2012, we recognized an impairment loss of intangible assets of $5.5 million as we were in the process of re-branding due to the merger with VanceInfo. As a result, we have changed the estimation of useful life for certain trade names and trademarks from indefinite to finite or shorten the original finite life since we determined not to use these certain trade names and trademarks after the merger with VanceInfo, and impairment loss was measured at fair value upon the change in useful life.

Fair value of our common shares

Prior to our initial public offering completed in July 2010, we were a private company with no quoted market prices for our common shares. We therefore needed to make estimates of the fair value of our common shares at various dates for the purpose of:

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

Date	Fair Value	Purpose of Valuation
January 1, 2010	$5.44	Employee share option and nonvested share grants
February 1, 2010	$6.56	Employee nonvested share grant
April 1, 2010	$8.65	Employee share option grant
May 1, 2010, June 1, 2010 and June 8, 2010*	$8.79	Employee share option and nonvested share grants

* We determined the fair value of our common shares as of May 1, 2010, June 1, 2010 and June 8, 2010 using the mid-point of the estimated price range of our initial public offering, as set forth on the cover page of our preliminary prospectus dated June 17, 2010 after giving effect to the 13.9482-to-1 common share consolidation effected on November 9, 2012.

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

The determination of the fair value of our common shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant. The major assumptions used in calculating the fair value of common shares include:

•                  The relative importance of the DCF. We adopted the DCF approach which we considered to be more reliable than the market multiple approach in determining our fair value. We assigned 100% weighting to the DCF approach and used market multiple approach as a cross-check to derive the fair value of our common shares in 2009 and 2010.

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

The fair value of our common shares increased from $0.31 per share (approximately $4.32 if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) as of December 1, 2009 to $0.62 per share (approximately $8.65 if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) as of April 1, 2010, We believe the increase in the fair value of the common shares from December 1, 2009 to April 1, 2010 was primarily attributable to the following factors:

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

•                  In February 2010, we completed the acquisition of 100% of Horizon Information, a professional IT testing company based in China, and in April 2010, we completed the acquisition of 100% of Echo Lane, a professional consulting services firm in the United States with expertise in cloud computing. We anticipate that these acquisitions will increase our scale, geographic presence and service offerings, expand our capabilities, and be a significant source of revenue growth. In view of the above, as of April 2010, we adjusted upward our estimated net income and cash flow for future periods.

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

We believe that the implied increase in fair value of our common shares from $0.62 per share (approximately $8.65 if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) on April 1, 2010 to $0.63 per share (approximately $8.79 if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) , the mid-point of the estimated price range of our initial public offering as set forth on the cover page of our preliminary prospectus dated June 17, 2010, was primarily attributable to the following factors as mitigated by the volatility of stock prices in the capital markets since April 1, 2010:

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

The fair values of our option awards granted in 2010, 2011 and 2012, other than on November 9, 2012 as a result of the merger with VanceInfo, were estimated on the date of grant using the Black-Scholes and binomial option pricing model using the following assumptions:

	Options Granted 2010	Options Granted 2011	Options Granted 2012
Risk-free interest rate range	1.90% - 3.04%	1.44% - 2.90%	1.04%
Expected dividend yield	0%	0%	—
Expected life	5.5 – 6.1 years	5.5 – 6.1 years	6.5
Expected volatility	47.0% - 55.0%	53.0%	53.0%
Exercise price	$4.18 - $19.25	$8.79 - $22.18	$7.25
Fair value of the underlying common shares	$5.44 - $19.25	$8.79 - $22.18	$7.49

The risk-free interest rate for periods within the expected life of the option is based on the yield to maturity of China international government bonds with maturity term close to expected term of the options. The expected life of options represents the period of time the granted options are expected to be outstanding. As we did not grant options before 2005, no sufficient historical exercising pattern that could be used to assist us in estimating the expected life. Therefore, the expected life was estimated based on the contractual term, the vesting period and an empirical study on exercise behavior of employee share options. Our employees who received our share options are assumed to exhibit similar behavior. As we expected to grow the business with internally generated cash, we did not expect to pay dividends in the foreseeable future. Because we do not maintain an internal market for our common shares, the expected volatility was based on the historical average volatilities of comparable companies engaged in similar businesses.

The fair value of our common shares on April 1, 2010 was determined by American Appraisal through a contemporaneous valuation. The fair value of our common shares on January 1, 2010 and February 1, 2010 was estimated by us by reference to a recent valuation performed by American Appraisal.

The fair value of our common shares on May 1, 2010, June 1, 2010 and June 8, 2010 was based on mid-point of the estimated price range of our initial public offering, as set forth on the cover page of our preliminary prospectus dated June 17, 2010.

The fair value of our common shares on and after July 1, 2010 was based on the last trading price of our ADSs on the Nasdaq Global Select Market.

The fair value of our unvested common share grants was estimated on the date of grant using the fair value of our common shares on the date of grant. We recorded share-based compensation of $4.0 million, $5.7 million and $11.1 million for options and nonvested common shares granted to employees for the years ended December 31, 2010, 2011 and 2012, respectively, according to a graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period.

The fair value of the options granted on November 9, 2012 as a result of the merger with VanceInfo was estimated with the assistance of an independent third-party appraiser, and was determined using binomial model with the following assumptions:

Options Granted on November 9, 2012
Risk-free interest rate range	0.7% - 1.4%
Expected dividend yield	—
Expected volatility	52.0% - 66.0%
Exercise price	$4.58 - $11.00
Fair value of the underlying common shares	$7.49

The risk-free interest rate for periods within the expected life of the option is based on yield to maturity of PRC international government bonds with maturity term close to the life of the options. As we expected to grow the business with internally generated cash, we did not expect to pay dividends in the foreseeable future. Because we do not maintain an internal market for our common shares, the expected volatility was based on the historical volatilities of comparable companies engaged in similar businesses. The fair value of our common shares on November 9, 2012 was based on the last trading price of our ADSs on the Nasdaq Global Select Market.

Inflation

According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.                                    Liquidity and Capital Resources

Liquidity and Capital Resources

In 2010, 2011 and 2012, we generated positive cash flow from operating activities. As of December 31, 2010, 2011 and 2012, we had approximately $169.9 million, $113.9 million and $143.7 million in cash and cash equivalents, respectively. The decrease from 2010 to 2011 was mainly due to repayment of bank loans and payment for acquisitions in 2011 totaling $59.5 million. The increase from 2011 to 2012 was mainly due to the merger with VanceInfo. Our cash and cash equivalents consist primarily of cash on hand and highly liquid investments. We believe that our cash and cash equivalents, anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(dollars in thousands)
Net cash provided by operating activities	$11,522	$24,323	$36,325
Net cash used in investing activities	(14,331)	(38,374)	(5,764)
Net cash provided by (used in) financing activities	116,003	(45,646)	(1,536)
Effect of foreign exchange rate changes on cash	1,857	3,660	833
Net increase (decrease) in cash and cash equivalents	115,051	(56,037)	29,858
Cash and cash equivalents at beginning of period	54,842	169,893	113,856
Cash and cash equivalents at end of period	169,893	113,856	143,714

We had $21.7 million and $58.5 in term deposits as of December 31, 2011 and 2012, respectively. Total cash and cash equivalents, restricted cash, term deposits and short-term investment as of December 31, 2011 and 2012 were $136.8 million and $210.1 million, respectively.

A majority of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to set aside or contribute certain amount of its annual after-tax profits for various funds such as statutory general reserve fund, public welfare fund and enterprise expansion fund, which further affects the amount of after-tax profits available for dividend distribution. The total amount of our restricted net assets was $170.3 million as of December 31, 2012. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Item 3. Key Information. —D. Risk Factors—Risks Related to China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

Operating Activities

Net cash provided by operating activities increased from $11.5 million for 2010 to $24.3 million for 2011, which was primarily due to improvement in the collections from accounts receivable. Net cash provided by operating activities amounted to $36.3 million for 2012, which was partly attributable to net income of 3.3 million and the operating cash flow generated by VanceInfo from the period November 9 to December 31, 2012, which coincides with the cash collection season for our business in China. Our growing business generated substantial net cash inflow as our net revenues increased from $219.0 million for 2011 to $359.0 million for 2012, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to $324.6 million for 2012 from $186.7 million for 2011. As of December 31, 2012, our days of sales outstanding were 128 days, as compared to 108 days, on a pro-forma basis, for 2011.

Investing Activities

Net cash used in investing activities largely reflects (i) capital expenditures, which principally consists of purchases of property, plant, equipment and buildings made in connection with the expansion and upgrade of our service delivery centers and (ii) our business acquisitions.

Cash used in investing activities increased from $14.3 million for 2010 to $38.4 million for 2011. This was primarily due to placement of $21.7 million in term deposits and payments made in acquisition relating to Ascent, iConnect, NouvEON and HURO in 2011 of $7.7 million.  Cash used in investing activities decreased from $38.4 million for 2011 to $5.8 million for 2012. This was primarily due to cash used in purchase of properties of $15.6 million in Wuxi and Beijing and payments made in acquisition relating to Pactera Spain, Glory, Longhaul, Bearing Point, Newton and HiSoft Jinxin of $9.6 million, partly offset by a net cash inflow of $31.7 million due to an increase in cash and cash equivalents as a result of our merger with VanceInfo.

We expect our cash used in investing activities over the next several years to continue to be primarily driven by business acquisitions and purchases of property, plant and equipment.

Financing Activities

Net cash used in financing activities for 2011 was $45.6 million, primarily consisting of $40.0 million in repayment of bank loan and payment of contingent consideration amounting to $11.7 million. This was offset by the cash provided through the proceeds received from issuance of common share under employee option plan amounting to $5.3 million. Net cash used in financing activities for 2012 was $1.5 million, primarily attributable to payment of contingent consideration of $3.0 and repayment of bank loan of $0.5 million, which was offset by the cash provided through the proceeds received from issuance of common share under employee option plan amounting to $2.0 million.

Statutory Reserves

Our statutory reserves were $3.8 million, $6.7 million and $16.9 million as of December 31, 2010, December 31, 2011 and December 31, 2012, respectively. These reserves represent the amount of retained earnings in our PRC subsidiaries that cannot be distributed to their immediate holding companies. However, they can be used for general business purposes without any restrictions in the country where located.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment, buildings, leasehold improvements and investment in equipment, technology and operating systems. Our capital expenditures were $5.8 million, $7.7 million and $21.2 million in 2010, 2011 and 2012, respectively. Our capital expenditures for 2010, 2011 and 2012 were primarily related to purchasing new equipment for new employees and to replace existing equipment, purchasing office buildings in Wuxi and constructing office buildings in Beijing. We expect to pay the balance of the purchase consideration in connection with our office building in Wuxi in 2013.

Recent Accounting Pronouncements Not Yet Adopted

In December 2011, the Financial Accounting Standards Board, or FASB, has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In February 2013, the FASB has issued an authoritative pronouncement related to Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

The new amendments will require an organization to:

• Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In February 2013, the FASB has issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

Recent accounting pronouncements adopted

In May 2011, FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

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

•              Premiums or discounts in fair value measure - the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•              Fair value of an instrument classified in a reporting entity’s stockholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

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

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We adopted this guidance on January 1, 2012 and has presented two separate but consecutive statements since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and non-public, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement did not have a significant effect on the our consolidated financial statements, as we chose to directly perform the two-step goodwill impairment test for 2012.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.  The adoption of this guidance did not have a significant effect on the our consolidated financial statements.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2010, 2011 or 2012.

Intellectual Property

We regard our trademarks, domain names, software copyrights, patents and other intellectual property as important to our success. We use a combination of our clients’ systems, third-party software platforms and systems and, in some cases, our own proprietary software and platforms to provide our services.

We rely on the law to protect our proprietary intellectual property rights, and we have taken steps to enhance our rights by registering our intellectual property with government authorities where appropriate. We have registered our key brand “Pactera” as a trademark in the United States, China, Japan, European Union, Australia, Hong Kong and Singapore. As of the date of this annual report, we had approximately 99 registered domain names relating to our web sites, including www.pactera.com, the primary URL for our web site. We have registered approximately 321 software copyrights relevant to our service offerings with the Copyright Protection Center of China.

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

In spite of our efforts to protect our and our clients’ intellectual property rights, we may not be able to prevent unauthorized parties from infringing upon or misappropriating our or our clients’ intellectual property and other proprietary information. See “Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—If our clients’ proprietary intellectual property or confidential information is misappropriated by us, our employees or otherwise in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly legal proceedings and lose clients.” In addition, the laws of China may not protect intellectual property rights to the same extent as laws of the United States. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and expensive. See “Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—We have limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.”

We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. See “Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—We may be subject to third-party claims of intellectual property infringement, that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                    Tabular Disclosure of Contractual Obligations

Contingent Acquisition Payments

As of December 31, 2012, in connection with our recent acquisitions, we agreed to make contingent payments of up to $51.4 million in a mix of cash and our common shares of which up to $45.7 million may be paid in cash, and up to $5.7 million may be paid in our common shares, subject to the achievement of certain financial performance targets during various periods from 2012 to 2015.

Contractual Obligations

The following table sets forth our contractual obligations and capital commitments, including interest portion, as of December 31, 2012:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(dollars in thousands)
Operating lease and capital commitment obligations	$37,625	$21,625	$12,141	$3,764	$95	$—
Contingent acquisition consideration payable	51,419	31,519	19,900	—	—	—
Total	$89,044	$53,144	$32,041	$3,764	$95	$—

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

•                  the expected demand for IT and research and development outsourced technology services in our principal target markets of the United States, China and Japan;

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

Item 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position / Title
Chris Shuning Chen	49	Non-executive chairman
Tiak Koon Loh	54	Chief executive officer and director
Jenny Lee	40	Director
Terry McCarthy	68	Independent director
Venkatachalam Krishnakumar	63	Independent director
Ruby Rong Lu	42	Independent director
Samuelson S.M. Young	61	Independent director
May Tung	60	Independent director
David Lifeng Chen	44	President
Sidney Xuande Huang	47	Chief Financial Officer
Jun Su	42	Corporate Executive Vice President

Biographical Information

Directors

Chris Shuning Chen has served our non-executive chairman since November 2012. He served as the chairman and chief executive officer of VanceInfo from 1999 to 2012 before it merged with us in November 2012. From 1995 to 1999, he was a managing director of VanceInfo. Prior to founding VanceInfo, Mr. Chen worked as a senior software developer at Great Wall Computer Software & System Co., Ltd., a Chinese company specializing in computer software and system integration, from 1989 to 1995, and spent two years on an assignment in the United States. He also participated in the development of the IBM OS/2 operating system from 1994 to 1995. Mr. Chen received his master’s degree in engineering from Huazhong University of Science & Technology and his bachelor’s degree in mechanical engineering from Tsinghua University.

Tiak Koon Loh has served as our director and chief executive officer since 2006. Prior to joining us in June 2006, Mr. Loh served as corporate vice president at China Hewlett-Packard Co., Ltd. from 2004 to 2006. Prior to that, Mr. Loh was the chief executive officer at Vanda Systems & Communications Holdings Limited (currently known as Hutchison Global Communications Holdings Ltd.) from 2001 to 2004. Mr. Loh also served, from 1998 to 2000, as the managing director and chief executive officer of Capgemini Asia-Pacific Pte. Ltd. He was the managing director of Lotus Development Singapore Pte. Ltd. from 1995 to 1998. Mr. Loh started his career at IBM Singapore Pte. Ltd. where he held various management positions from 1983 to 1994. Mr. Loh graduated from National University of Singapore with a bachelor’s degree in electrical engineering.

Jenny Lee has served as our director since May 2005. Since November 2011, Ms. Lee has been serving as a director on the board of YY, Inc, a Nasdaq-listed company. Since October 2010, Ms. Lee has been serving as a director on the board of 21Vianet Group, Inc., a Nasdaq-listed company. Ms. Lee is currently a managing director of Granite Global Ventures II L.L.C., the general partner of Granite Global Ventures II L.P. and of GGV II Entrepreneurs Fund L.P, Granite Global Ventures III L.L.C., the general partner of Granite Global Ventures III L.P. and of GGV III Entrepreneurs Fund L.P, GGV Capital IV L.L.C., the general partner of GGV Capital IV L.P. and of GGV Capital IV Entrepreneurs Fund L.P. From 2002 to 2005, she served as a vice president of JAFCO Asia. From 2001 to 2002, she worked as an investment banker with Morgan Stanley, a NYSE listed company. Prior to that, Ms. Lee worked as an assistant principal engineer with Singapore Technologies Aerospace Group from 1995 to 2000. Ms. Lee received her master of science degree in engineering from Cornell University, and a master of business administration degree from Kellogg School of Management at Northwestern University. Ms. Lee received her bachelor’s degree in electrical engineering from Cornell University.

Terry McCarthy has served as our independent director since November 2007. Mr. McCarthy is the chairman of our audit committee. He is a managing member and investor of TriUnited Investors, LLC, Kansas. Mr. McCarthy was an independent director and audit committee chairman of Solarfun Power Holdings Co., Ltd., a Nasdaq-listed company, from 2006 to 2010 and was its chief financial officer in 2009. He was an independent director and audit committee chairman of Agria Corporation, a NYSE listed company, from 2007 to 2010. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was associate managing partner of the Deloitte U.S. Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Sunnyvale, California, where he was an audit partner and president from 1976 to 1985. From 1972 to 1976, Mr. McCarthy held several positions at Hurdman & Cranstoun, CPAs, including senior audit manager. Mr. McCarthy received a master’s degree in business administration from the University of Southern California, a master’s degree in taxation from Golden Gate University and a bachelor’s degree from Pennsylvania State University.

Venkatachalam (Venky) Krishnakumar has served as our independent director since May 2010. He is currently serving on the board of Singapore Technologies Engineering Ltd., a company listed on the Singapore Exchange Ltd., MediaCorp Pte. Ltd. (Singapore) and CIMB Bank. He is also the current chairman of the board of Oracle Financial Software Services Singapore Pte. Ltd. Mr. Krishnakumar has also served on the boards of various software services companies including Singapore Computer Systems Limited, Polaris Software Labs Ltd. and E-Serve International Ltd. Previously, Mr. Krishnakumar had a 31 year career with Citibank, N.A., or Citibank, with assignments in India, New York and Singapore in various capacities (including chief financial officer functions and oversight of Citibank’s operations and technology activities in the Asia Pacific region). His last position with Citibank was as chief operating officer and chief financial officer of the Global Consumer Bank for the Asia Pacific region. Since his retirement from Citibank in 2005, Mr. Krishnakumar has held senior advisory roles with McKinsey & Company, Barclays Global Retail and Commercial Banking (London) and DBS Bank Limited. Mr. Krishnakumar received a master’s degree in business administration from the Indian Institute of Management Calcutta in India and a bachelor’s degree in engineering from Maharaja Sayajirao University of Baroda in India.

Ruby Rong Lu has served as our independent director since November 2012. Ms. Lu served as a director of VanceInfo since May 2007. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of other DCM portfolio companies, including E-Commerce China Dangdang Inc., a China-based business-to-consumer e-commerce company listed on the New York Stock Exchange. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. During her tenure at Goldman Sachs & Co. from 1996 to 2003, Ms. Lu advised clients on projects ranging from privatization restructuring, corporate finance, mergers and acquisitions. Ms. Lu received her master’s degree in International Economics as well as Energy, Environment, Science and Technology from Johns Hopkins University, School of Advanced International Studies and a bachelor’s degree in Economics with honors from the University of Maryland.

Samuelson S. M. Young has served as our independent director since November 2012. Mr. Young served as a director of VanceInfo since December 2007. Mr. Young has years of experience in information technology, financial services and business management. Mr. Young has served as the vice chairman of Studio A Inc., an apple premium reseller with around 50 chain stores in Asia, since 2010. Mr. Young has been the Chairman of Ebridge Investments Limited, a China-based investment firm, since 2006. He is also the founding partner of Xanadu Ventures and has been with Xanadu Partners since 2007. He served as a senior advisor for Greater China region of Silver Lake Partners, a United States-based private equity firm, from 2006 to 2008. From 1978 to 2005, Mr. Young worked in various business divisions of IBM in Taiwan, Tokyo, and Hong Kong, and also in a joint venture of IBM in Tianjin, and was promoted to vice president of the Financial Services Sector of IBM Asia Pacific in 2001. From 1995 to 1997, Mr. Young was a member of the General Committee of the Hong Kong Arts Festival Association and a consultant to The Hong Kong University of Science & Technology’s master of business administration program. Mr. Young received his bachelor’s degree in Applied Mathematics from the National Chung Hsing University, Taiwan.

May Tung has served as our independent director since November 2012. Ms. Tung is currently the managing director of the Financial Services Practice in Asia Pacific of DHR International, or DHR.  Prior to joining DHR, Ms. Tung was with Russell Reynolds Associates for over five years covering financial services companies throughout Asia. Prior to her executive search career, Ms. Tung was a banker for over twenty years and worked at the First National of Chicago (now known as JP Morgan Chase), Bank of America, Credit Suisse First Boston and Rabobank where she held various front line banking positions in New York and Hong Kong with P&L responsibilities. In Hong Kong, she held regional roles responsible for different banking products including Structured Finance and M&A services. Ms. Tung is also a member of the Development Committee for the Richard Ivey School of Business, Hong Kong campus. Ms. Tung  received her master’s degree of international affairs from Columbia University, her master’s degree of business administration from the University of Western Ontario’s Richard Ivey School of Business in Canada and her bachelor’s degree of arts from Long Island University.

Executive Officers

David Lifeng Chen has served as our president since November 2012. Prior to joining us, Mr. Chen had served as executive vice chairman of VanceInfo since February 2011 and a director since 2008. Mr. Chen was also the co-president of VanceInfo and had been with VanceInfo since 2001. He co-founded Beijing Heteng Software Technology Company, Ltd., an affiliate of VanceInfo before its liquidation in 2007, in 2001. Mr. Chen served as a development manager at Asera, a leading B2B software company based in California in the United States, from 1999 to 2001. He worked for IBM Crossworlds as a product manager, a management consultant at KPMG Consulting, from 1997 to 1999. He served as a software engineer of the ERP development group at Oracle, a leading provider of enterprise resources planning software based in the United States, from 1995 to 1997. Mr. Chen received his master’s of science degree in computer engineering from the University of California, Irvine and his bachelor’s of science degree in electrical engineering from Tongji University.

Sidney Xuande Huang has served as the chief financial officer of VanceInfo and, after the merger with VanceInfo, our company since July 2006.  Mr. Huang was also the co-president at VanceInfo from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to joining VanceInfo, he was the chief financial officer with two other China-based companies in technology and Internet sectors between 2004 and 2006. Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York from 2002 to 2004.  He served as an audit manager of KPMG LLP from 1996 to 2000 and was a Certified Public Accountant in the State of New York.  Mr. Huang has served as a director of Bitauto Holdings Limited, an Internet company listed on the New York Stock Exchange since 2010. Mr. Huang obtained his master’s of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Jun Su is our corporate executive vice president. Before that, Mr. Su was in charge of our United States business unit as an executive vice president. Prior to joining us in 2009, Mr. Su served in a variety of roles for over 14 years at Hewlett-Packard Company and China Hewlett-Packard Co., Ltd. from 1996 to 2009.  From 2007 to 2009, he was the senior director of sales at China Hewlett-Packard Co., Ltd. with responsibility for software service sales management in the Asia-Pacific region. Mr. Su received a master’s degree in computer science from Brigham Young University in the United States and a bachelor’s degree in physics from the University of Science and Technology of China.

B.                                    Compensation

Compensation of Directors and Executive Officers

In 2012, we and our subsidiaries paid approximately $0.9 million to our directors and executive officers as a group, including cash compensation, pensions, retirement or other benefits for our officers and directors.

Share Options and Other Share Awards Granted to Directors, Executive Officers and Employees

The following disclosure, if necessary, has been retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected in November 2012.

Share Incentive Plan

We adopted our HiSoft Technology International Limited Share Incentive Plan, or the 2005 Plan, in January 2005, which was subsequently amended in 2006, 2007 and 2009 to increase the number of shares authorized for grants. The 2005 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. As of the date of this annual report, an aggregate of approximately 6,610,025 common shares were reserved for issuance under the 2005 Plan.

On March 23, 2010, our board of directors approved a special share option grant under the 2005 Plan pursuant to which approximately 716,938 options to purchase common shares were granted to our management and employees on April 1, 2010. The option grant is subject to our company attaining a value of $400 million by August 31, 2010, as appraised by an independent appraisal firm. Our company’s value would be determined by the number of then outstanding shares multiplied by the fair value of the common shares on August 31, 2010. This condition was met and the options were granted as a result, each with an exercise price of approximately $5.60, will vest over three years from the grant date, with 34% vesting after the first 12 months, and thereafter vesting in equal proportions for the remaining eight quarters.

As of March 31, 2013, we have granted an aggregate of 4,667,621 options and 1,689,610 nonvested common shares under the 2005 Plan. These nonvested share awards vest over periods ranging from eight months to four years. In certain exceptional situations, we have also granted nonvested common shares that vest immediately at the time of grant. In 2010, we granted options for the purchase of approximately 259,532 common shares at an exercise price of approximately $4.18 per share, approximately 800,103 common shares at an exercise price of approximately $5.58 per share, approximately 46,601 common shares at an exercise price of approximately $11.16 per share, approximately 23,157 common shares at an exercise price of approximately $7.81 per share, approximately 4,158 common shares at an exercise price of approximately $8.51 per share and approximately 2,151 common shares at an exercise price of approximately $19.25 per share. In 2011, we granted options for the purchase of approximately 47,347 common shares at an exercise price of approximately $22.18 per share, approximately 48,812 common shares at an exercise price of approximately $13.53 per share, approximately 18,526 common shares at an exercise price of approximately $11.44 per share.

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

2011 Equity Incentive Plan

In July 2011, we adopted our HiSoft Technology International Limited 2011 Equity Incentive Plan, or the 2011 Plan, in accordance with the home country practice of the Cayman Islands, where we are incorporated, which does not require shareholder approval. The purpose of the 2011 Plan is to aid us in recruiting and retaining key employees, directors or consultants to exert their best efforts on behalf of us. The maximum aggregate number of common shares that may be awarded under the 2011 Plan as of July 1, 2011 was approximately 1,290,489, with an annual increase to be added on January 1 of each calendar year during the term of the plan, commencing on January 1, 2012 equal to the lesser of (i) 2.5% of the total number of shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) a lesser number of shares determined by the administrator of the 2011 Plan, and subject to adjustment based on a change in our capital structure and other significant corporate events as specified in the 2011 Plan. In addition to the above maximum aggregate number of common shares may be awarded under this plan, the administrator of the 2011 Plan may authorize, grant and issue common shares and options pursuant to purchase common shares to or in substitution for any options or other awards assumed in connection with any mergers or other acquisitions; provided that such grants comply with all applicable laws and the rules of any exchange on which our shares are traded. In February 2012, our compensation committee, as the administrator of the 2011 Plan, approved an additional approximately 1,068,002 common shares available for grants under the 2011 Plan, which represents 2.5% of the total number of shares issued and outstanding on December 31, 2011. In November 2012, we amended the 2011 Plan to change its name to Pactera Technology International Ltd Share Incentive Plan and the aggregate number of the common shares that may be awarded under the 2011 Plan to 8,048,874 as of November 9, 2012, with an annual increase to be added on January 1 of each calendar year during the term of the plan, commencing on  January 1, 2014 equal to the lesser of (i) 2.5% of the total number of shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) a lesser number of shares determined by the administrator of the 2011 Plan, and subject to adjustment based on a change in our capital structure and other significant corporate events as specified in the 2011 Plan.

As of March 31, 2013, the maximum number of common shares that may be awarded under the 2011 Plan will not exceed 8,048,874 common shares and we have granted an aggregate of 250,183 options and 5,933,225 nonvested common shares under the 2011 Plan. In November 2011, we granted options for the purchase of approximately 34,055 common shares at an exercise price of approximately $8.79 per share. In January 2012, we granted options for the purchase of approximately 215,082 common shares at an exercise price of approximately $7.25 per share. In January 2013, we granted options for the purchase of 35,100 common shares at an exercise price of $7.94 per share.

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

Our board of directors may at any time amend, alter or discontinue the 2011 Plan. Amendments or alterations to the 2011 Plan are subject to shareholder approval if shareholder approval is required by law or by stock exchange rules or regulations. Under Section 5615 of the Nasdaq Listing Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. In accordance with Section 5615 of the Nasdaq Listing Rules, no shareholder approval is necessary for the establishment of, or material amendment to, any of our share option plans or equity compensation arrangements, including the 2011 Plan, as required by Rule 5635(c) of the Nasdaq Listing Rules. In addition, any amendment, alteration or termination of the 2011 Plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, the 2011 Plan will continue in effect for a term of ten years from the date of adoption.

Pactera Financial Solutions 2011 Share Incentive Plan

In October 2011, one of VanceInfo’s wholly owned subsidiaries, Pactera Financial Solutions Limited, or Pactera Financial Solutions, adopted the PFS 2011 Share Incentive Plan, to motivate, attract and retain employees and directors and promote the success of our business. PFS 2011 Share Incentive Plan has been assumed by our company as a result of the merger with VanceInfo in November 2012, which allows us to grant ordinary shares of Pactera Financial Solutions to its board members and employees, consultants or advisors of Pactera Financial Solutions, its parent or subsidiary or related entities designated by the board of Pactera Financial Solutions..

Pactera Financial Solutions’ board of directors has authorized the issuance of up to 1,000,000 ordinary shares of Pactera Financial Solutions upon exercise of awards granted under the PFS 2011 Share Incentive Plan. In 2011 and 2012, Pactera Financial Solutions granted 790,000 and 210,000 of its restricted share units to its employees, none of them are our executive officer or director. In January 2013, the Company repurchased these restricted share units.

Plan Administration. Pactera Financial Solutions’ board of directors will administer the PFS 2011 Share Incentive Plan and determine the provisions and terms and conditions of our awards.

Type of Awards. The following briefly describe the principal features of the various awards that may be granted under the PFS 2011 Share Incentive Plan.

•                  Options. Options provide for the right to purchase our ordinary shares at a specified price, and usually will become exercisable at the discretion of our plan administrator in one or more installments after the date of grant. The option exercise price may be paid in cash, by check, our ordinary shares which have been held by the optionholder for such time as may be required to avoid adverse accounting treatment, other property with a value equal to the exercise price, through a broker assisted cash-less exercise or such other methods as our plan administrator may approve from time to time.

•                  Restricted Shares. A restricted share award is the grant of our ordinary shares at a price determined by our plan administrator. A restricted share is nontransferable, unless otherwise determined by our plan administrator at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our plan administrator shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•                  Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement we shall deliver to the holder unrestricted ordinary shares which will be freely transferable.

Unless terminated earlier, the PFS 2011 Share Incentive Plan will expire in 2021. Pactera Financial Solutions’ board of directors has the authority to amend or terminate the PFS 2011 Share Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

VanceInfo 2005 Stock Plan

In November 2005, VanceInfo adopted its 2005 Stock Plan and supplemented and amended such plan in April and May 2006, respectively. The plan was assumed by our company as a result of the merger with VanceInfo in November 2012, which allows us to grant options to purchase 1,867,500 common shares subject to vesting requirement. As of March 31, 2013, we have granted an aggregate of 4,172,179 options under the 2005 Stock Plan.

VanceInfo 2007 Share Incentive Plan

VanceInfo has adopted a 2007 Share Incentive Plan to motivate, attract and retain employees and directors and promote the success of the business, which was assumed by Pactera as a result of the merger with VanceInfo in November 2012. There are up to 1,100,000 common shares plus an annual increase of 3% of then total outstanding shares on the first business day of each calendar year beginning in 2008 authorized for issuance, upon exercise of awards granted under the 2007 Share Incentive Plan. As of March 31, 2013, we have granted an aggregate of 4,595,762 options and 1,131,119 nonvested common shares under the 2007 Share Incentive Plan.

Plan Administration. Our board of directors, or our compensation committee shall administer the 2007 Share Incentive Plan. The compensation committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of the awards.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2007 Share Incentive Plan.

•                  Options. Options provide for the right to purchase the common shares at a specified price, and usually will become exercisable at the discretion of our plan administrator in one or more installments after the date of grant. The option exercise price may be paid in cash, by check, the common shares which have been held by the optionholder for such time as may be required to avoid adverse accounting treatment, other property with a value equal to the exercise price, through a broker assisted cash-less exercise or such other methods as our plan administrator may approve from time to time.

•                  Restricted Shares. A restricted share award is the grant of our common shares at a price determined by the plan administrator. A restricted share is nontransferable, unless otherwise determined by our plan administrator at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our plan administrator shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•                  Restricted Share Units. Restricted share units represent the right to receive our common shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement we shall deliver to the holder unrestricted common shares which will be freely transferable.

Termination of the Share Incentive Plan. Unless terminated earlier, the 2007 Share Incentive Plan will expire in 2017. Our board of directors has the authority to amend or terminate the 2007 Share Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

The table below summarizes, from January 1, 2012 to April 19, 2013, the outstanding options that we granted to our directors and executive officers:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	End of Vesting Period
Tiak Koon Loh	215,083	7.2531	January 1, 2012	December 31, 2014
Directors and Executive officers as a group	215,083	7.2531	January 1, 2012	December 31, 2014

The table below summarizes, from January 1, 2012 to April 19, 2013, the outstanding nonvested common shares that we granted to our directors and executive officers (including those granted by VanceInfo which have been assumed by us):

Name	Nonvested Common Shares Granted	Grant Date	End of Vesting Period
Chris Shuning Chen	4,785	March 12, 2012	March 1, 2016
Chris Shuning Chen	500,000	November 9, 2012	November 9, 2015
Chris Shuning Chen	7,705	February 22, 2013	December 31, 2015
Tiak Koon Loh	215,083	January 1, 2012	December 31, 2014
Tiak Koon Loh	500,000	November 9, 2012	November 9, 2015
Jenny Lee	5,000	January 1, 2013	November 9, 2013
Terry McCarthy	*	January 1, 2013	November 9, 2013
Venkatachalam Krishnakumar	*	January 1, 2013	November 9, 2013
Ruby Rong Lu	*	January 1, 2013	November 9, 2013
Samuelson S.M. Young	*	November 8, 2012	November 8, 2012
Samuelson S.M. Young	*	January 1, 2013	November 9, 2013
May Tung	*	January 1, 2013	November 9, 2013
David Lifeng Chen	*	March 12, 2012	March 1, 2016
David Lifeng Chen	*	November 9, 2012	November 9, 2015
David Lifeng Chen	*	February 22, 2013	December 31, 2015
Sidney Xuande Huang	*	March 12, 2012	March 1, 2016
Sidney Xuande Huang	*	November 9, 2012	November 9, 2015
Sidney Xuande Huang	*	February 22, 2013	December 31, 2015
Jun Su	*	November 9, 2012	November 9, 2015
Directors and Executive officers as a group	1,862,021	N/A	N/A

* Upon exercising of all options that are exercisable with 60 days after April 19, 2013 and vesting of all nonvested common shares that are to be vested within 60 days after April 19, 2013, would beneficially owns less than 1% of our outstanding common shares.

C.                                    Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal; (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

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

Terms of Directors and Executive Officers

In compliance with Nasdaq corporate governance rules, a majority of our current board of directors are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. Each of our directors holds office until a successor has been duly elected and qualified or as he/she may retire by rotation in accordance with our sixth amended and restated articles of association, as amended. A director appointed by our board of directors shall hold office until the next following annual shareholders meeting.

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

Audit Committee

Our audit committee consists of Terry McCarthy, Venkatachalam Krishnakumar and Samuelson S. M. Young. Terry McCarthy is the chairman of our audit committee. Terry McCarthy and Venkatachalam Krishnakumar satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Terry McCarthy, Venkatachalam Krishnakumar and Samuelson S. M. Young satisfy the requirements for an “independent director” within the meaning of Nasdaq Marketplace Rule 5605(a)(2) and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Ruby Rong Lu, Jenny Lee, and May Tung. Ruby Rong Lu is the chairman of our compensation committee. Ruby Rong Lu and May Tung satisfy the requirements for an “independent director” within the meaning of Nasdaq Marketplace Rule 5605(a)(2).

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

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors except that ordinary remuneration of the directors shall from time to time be determined by the Company in general meeting and shall (unless otherwise directed by such resolution of shareholders) be divided amongst the Board in such proportions as may be agreed by the Board. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no requirement for our directors to own any shares in our company in order for them to qualify as a director.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under the terms of the employment agreements, we may terminate their employment for cause. In the event of termination for cause, we have no further obligations or liabilities to such executive officer other than to pay any accrued but unpaid salary through the date of termination and any required distribution under any social security plans and we are not required to provide any prior notice of such termination. For purposes of these agreements, the term cause means: (i) negligence in the discharge of his or her duties to us, refusal to perform stated or assigned duties or is incompetent in or (other than by reason of a disability or analogous condition) incapable of performing those duties by an executive officer; (ii) dishonesty or commitment of theft, embezzlement or fraud, a breach of confidentiality, an unauthorized disclosure or use of inside information, customer lists, trade secrets or other confidential information; (iii) breach of his or her fiduciary duty, or willful and material violation of any other duty, law, rule, regulation or policy of us; or conviction or pleading guilty or nolo contendere, a felony or misdemeanor (other than minor traffic violations or similar offences); (iv) material breach of any of the provisions of any agreement with us; (v) engagement in unfair competition with, or otherwise acting intentionally in a manner injurious to our reputation, business or assets; or (vi) improperly inducing a vendor or customer to break or terminate any contract with us or inducing a principal for whom we act as agent to terminate such agency relationship.

In addition, under the terms of the employment agreements, we may terminate executive officers’ employments at any time after the first anniversary of the effective dates of the employment agreements, without cause, upon three months written notice to the executive officers. Executive officers may terminate their employments with us at any time after the first anniversary of effective date of the employment agreements, without cause, upon three months written notice to us. If any severance pay is mandated by law or provided under our policy, executive officers will be entitled to such severance pay in the amount mandated by law or provided under our policy when his or her employment is terminated. If the executive officers’ employments are terminated by us without cause, they are entitled to severance pay of several months’ compensation. The chairman of our board of directors is entitled to similar severance package as the chief executive officer. However, an executive officer will not be entitled to any severance pay if his/her employment is terminated (i) by us for cause, or (ii) by him/her for any reason. Notwithstanding any provision to the contrary in the employment agreements, we may still be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the PRC Labor Contract Law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of “de facto employment relationships” by PRC entities without statutory cause regardless of whether there exists a written employment agreement with such entities.

We have entered into director service agreements with each of our non-executive directors. Our non-executive directors (other than the chairman of our board of directors) do not have termination benefits except as otherwise required by law.

D.                                    Employees

Our ability to maintain a base of trained professionals and other employees is critical to the success of our business. We had a total of 5,521 and 7,321 employees as of December 31, 2010 and 2011, respectively. As of December 31, 2012, we had 23,270 employees, including 20,834 professionals, 412 sales and marketing personnel (including 208 sales professionals and 206 other sales and marketing staff) and 2,024 administrative personnel. Of these employees, 22,084 were located in our Greater China offices, 468 in our Singapore offices, 161 in our Japan offices, 398 in our North America offices, 23 in our Europe offices, 121 in our Australia offices and 15 in our Malaysia offices. We believe our company culture and reputation as a leading outsourced IT and research and development services provider based in China enhances our ability to recruit and retain high quality employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

Recruitment

To ensure we have a large talent pool on hand to quickly respond to high resource demand, we have a centralized and dedicated recruiting team that interviews several hundred candidates per month based on core talent specifications that we have identified. Part of our recruitment model is a series of standardized recruitment interviews and technology skill assessment tools that are administered to all candidates. We have also developed a customized online recruiting management system to streamline our recruiting process, including monitoring of the candidate pool and the tracking of interview feedback and the status of outstanding employment offers.

We maintain relationships with over 120 colleges and universities within China from which we recruit on an ongoing basis. We have a talent academy featuring training and internship programs that provide us with a cost-effective method of attracting and developing entry-level employees. We believe this academy also helps to ensure scalability for future organizational and business expansion. We conduct lateral hiring primarily in China through a dedicated professional talent acquisition team that also engages recruiting firms to locate and attract qualified and experienced personnel.

In 2012, we received and considered employment applications for technology professional positions from over 1,650,000 applicants, of which we interviewed nearly 350,000 and gave employment offers to about 14,000. As of December 31, 2012, approximately 70.2 % of our employees held bachelor’s degrees and approximately 5.1 % employees held graduate degrees. We continually assess and refine our candidate selection process based on performance tracking of past recruits.

Training and Development

Our training and development focuses on developing middle managers as there is a limited pool of such managers in China with the requisite skills and experience. We established our in-house Project Management Academy in 2008 to train and develop our pool of project managers. The academy provides training for project specialists, program leaders, program managers and senior project managers. Since the launch of the program, approximately 1,000 project professionals have participated. Meanwhile, we have instituted a Project Management Professional Certification program, which is a credential offered by the Project Management Institute to facilitate the continued education of our key project managers. More than 430 engineers have received the PMP certificate by the end of 2012.

In 2012, we held a “MTC Manager Training Camp” for all China-based managers in which our chief executive officer Mr. Tiak Koon Loh personally served as an instructor. Close to 200 managers participated in the program to further enhance their management skills. In 2012, we also had a mentor program to facilitate the growth of high-potential employees, accelerate cultural integration and spread our culture.

As required by PRC laws and regulations, our PRC operating subsidiaries participate in various employee benefit plans that are organized by PRC municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We make monthly payments to these plans in respect of each employee of our PRC operating subsidiaries based on the employee’s compensation.

In recognition of our achievements in 2012, we have been awarded the following human resource professional awards:

•                  The Most Satisfactory Employer , by Hetai Consulting;

•                  2012 China Best Employer, by International Association for Human Resources Management;

•                  Top 100 China Best Employer Award 2012 by International Association for Human Resources Management; and

•                  Top 10 China Most Popular Employer by Employees by International Association for Human Resources Management.

E.                                    Share Ownership

The following table sets forth information as of April 15, 2013 with respect to the beneficial ownership of our common shares by:

•                  each person known to us to own beneficially more than 5.0% of our common shares; and

•                  each of our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of common shares beneficially owned by such person, including common shares such person has the right to acquire within 60 days after the date of this annual report, by (ii) the total number of common shares outstanding as of April 19, 2013 (excluding unvested portion of non-vested common shares awarded under our share incentive plan and common shares issuable upon the exercise of outstanding options with respect to our common shares under our share incentive plan) plus the number of common shares such person has the right to acquire within 60 days after the date of this annual report.

Except as otherwise noted, the address of each person listed in the table is c/o Pactera Technology International Ltd., 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

	Common Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Chris Shuning Chen (1)	3,288,137	3.92%
Tiak Koon Loh (2)	1,465,528	1.74%
Jenny Lee (3)	3,428,896	4.10%
Terry McCarthy (4)	*	*
Venkatachalam Krishnakumar (5)	*	*
Ruby Rong Lu (6)	*	*
Samuelson S.M. Young (7)	*	*
May Tung	—	—
David Lifeng Chen (8)	*	*
Sidney Xuande Huang (9)	*	*
Jun Su (10)	*	*
Directors and Executive Officers as a Group	8,813,947	10.39%
Principal Shareholders:
FMR LLC and affiliate(11)	7,853,430	9.4%
Lone Pine Capital LLC and affiliate (12)	7,617,690	9.1%
Granite Global Ventures (13)	5,862,818	7.0%

*Beneficially owns less than 1% of our common shares.

(1)                                 Represents 2,517,920 common shares held by Button Software Ltd., a British Virgin Islands company, and 120,217common shares issuable upon exercise of options within 60 days after April 15, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after April 15, 2013 beneficially owned by Mr. Chris Shuning Chen. In addition, Button Software Ltd. entered into certain agreements with Credit Suisse Capital LLC (the “Button VPF”). Pursuant to the Button VPF, Button Software Ltd. pledged and monetized 650,000 ADSs beneficially owned by it. Button Software Ltd. is ultimately owned by Mr. Chris Shuning Chen’s family trust. Mr. Chen is the sole director of Button Software Ltd.

(2)                                 Includes 615,224 nonvested common shares that are to be vested within 60 days after April 15, 2013 subject to a repurchase right by the company, 684,683 common shares issuable upon exercise of options within 60 days after April 15, 2013 held by Mr. Tiak Koon Loh, and 146,551 common shares and 19,070 ADSs held by Tiak Koon Loh.

(3)                                 Represents 2,131,095 common shares held by Granite Global Ventures II L.P., 44,602 ordinary shares held by GGV II Entrepreneurs Fund L.P., 1,217,491 ADSs held by Granite Global Ventures II L.P., 25,492 ADSs held by GGV II Entrepreneurs Fund L.P. and 10,216 common shares issuable upon exercise of options within 60 days after April 15, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after April 15, 2013 beneficially owned by Ms. Jenny Lee. The business address for Ms. Lee is Unit 3501, Phase 2 Shanghai IFC 8 Century Avenue, Pudong District, Shanghai 200120, People’s Republic of China. See footnote 14 for additional discussion of these shares.

(4)                                 Represents common shares issuable upon exercise of options within 60 days after April 15, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after April 15, 2013 beneficially owned by Mr. Terry McCarthy. The business address for Mr. McCarthy is 18598 Twin Creeks Road Monte Sereno, CA 95030, the United States of America.

(5)                                 Represents common shares issuable upon exercise of options within 60 days after April 15, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after April 15, 2013 beneficially owned by Mr. Venkatachalam Krishnakumar. The business address for Mr. Krishnakumar is 28A Swetten Ham Road, Singapore 248126.

(6)                                 Represents ADSs, common shares issuable upon exercise of options within 60 days after April 15, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after April 15, 2013 beneficially owned by Ms. Ruby Rong Lu. The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025, United States of America.

(7)                                 Represents common shares issuable upon exercise of options within 60 days after April 15, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after April 15, 2013 beneficially owned by Mr. Samuelson S.M. Young.

(8)                                Represents ADSs, common shares issuable upon exercise of options within 60 days after April 15, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after April 15, 2013 beneficially owned by Mr. David Lifeng Chen.

(9)                                 Represents ADSs, common shares issuable upon exercise of options within 60 days after April 15, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after April 15, 2013 beneficially owned by Mr. Sidney Xuande Huang.

(10)                          Represents common shares issuable upon exercise of options within 60 days after April 15, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after April 15, 2013 beneficially owned by Mr. Jun Su.

(11)                          Information regarding beneficial ownership is reported as of December 31, 2012. Based on the Schedule 13G filing with the SEC on February 14, 2013. The address of the principal business offices of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(12)                          Information regarding beneficial ownership is reported as of December 31, 2012. Based on the Schedule 13G/A filing with the SEC on February 14, 2013, representing 7,617,690 common shares in the form of ADSs beneficially owned by Lone Pine Capital LLC and Stephen F. Mandel, Jr., who share voting and dispositive power over the shares. The registered address for Lone Pine Capital LLC is Two Greenwich Plaza, Greenwich, Connecticut 06830.

(13)                          Information regarding beneficial ownership is reported as of April 15, 2012. To the best of our knowledge, representing (i) 2,403,078 common shares held by Granite Global Ventures (Q.P.) L.P., (ii) 41,060 common shares held by Granite Global Ventures L.P., (iii) 2,131,095 common shares and 1,217,491 ADS (representing 1,217,491 common shares) held by Granite Global Ventures II L.P., and (iv) 44,602 common shares and 25,492 ADS (representing 25,492 common shares) held by GGV II Entrepreneurs Fund L.P.  Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.  As such, Granite Global Ventures L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.  Granite Global Ventures L.L.C. owns no securities of the Issuer directly.  Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C.  As such, Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock possess power to direct the voting and disposition of the shares owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P.  Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock own no securities of the Issuer directly.  Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.  As such, Granite Global Ventures II L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.  Granite Global Ventures II L.L.C. owns no securities of the Issuer directly.  Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C.  As such, Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.  Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, and K. Ng own no securities of the Issuer directly. The registered address of each of Granite Global Ventures L.P., Granite Global Ventures II L.P., Granite Global Ventures (Q.P.) L.P. and GGV II Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

As of April 19, 2013, to our knowledge, approximately 92.9% of our outstanding common shares, including approximately 78,929,647 common shares, in the form of ADSs, are beneficially owned by shareholders that are resident in the United States and 68 of the record holders of our common shares are resident in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Item 7.         MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Set forth below is a description of all of our related party transactions since the beginning of 2010.

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

The current investors’ rights agreement provides that for three years following our initial public offering, we are required to deliver to each investor holding at least approximately 716,938 of our common shares after giving effect to the 13.9482-to-1 common share consolidation effected on November 9, 2012,:

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

Agreements among Pactera Dalian, Haihui Dalian, and the Shareholders of Haihui Dalian

We began operations in November 1996 as Haihui Dalian, which is a domestic Chinese company. In May 2004, in connection with our financing from investors outside of China, we established a wholly-owned subsidiary, Pactera Dalian, which entered into a series of contractual arrangements with Haihui Dalian and all of its then shareholders that gave us effective control over Haihui Dalian.

Our original contractual arrangements with Haihui Dalian include a strategic cooperation agreement pursuant to which Pactera Dalian is entitled to receive management and service fees from Haihui Dalian. In addition, we have entered into a voting rights agreement with Haihui Dalian and its controlling shareholders, including our former chairman, pursuant to which we are irrevocably entrusted with the voting rights regarding Haihui Dalian as representative of its shareholders.

Pursuant to an equity acquisition option agreement with Haihui Dalian and all of its then current shareholders, Pactera Dalian or its nominees obtained the right to acquire, in whole or in part, the equity interests of Haihui Dalian at a nominal price or the minimum price permitted under applicable laws. These contractual agreements also include an agreement that requires the then current shareholders of Haihui Dalian to vote in accordance with the instructions of us regarding the amendment of the above agreements. In April 2007, we have exercised our options under the equity acquisition option agreement to require the transfer of 79.59% of the shares of Haihui Dalian to our five nominees. Pursuant to an agreement we entered into with Haihui Dalian in January 2008, Pactera Dalian and our former chairman, all of the then existing shareholders of Haihui Dalian have transferred their equity interests in Haihui Dalian to our nominees. See “Item 7. Major Shareholders and Related Party Transactions. —B. Related Party Transactions—Transactions with Our Former Chairman.”

We previously operated Pactera Japan, and DMK International, Inc., or DMK International, through Haihui Dalian. In May 2007, we entered into a master agreement with Haihui Dalian regarding the transfer of the shares in Pactera Japan and DMK International held by Haihui Dalian to us. We subsequently entered into definitive agreements regarding such transfers in July 2007 and completed share transfer procedures in Japan and the United States respectively.

Transactions with Our Former Chairman

Our former chairman, Mr. Yuanming Li, resigned from office in November 2007. We entered into a binding memorandum of understanding with Haihui Dalian, Pactera Dalian and Mr. Li in September 2007, and a series of agreements with Mr. Li in January 2008 pursuant to the memorandum of understanding. As of the date of this annual report, the relevant parties have conducted the following transactions pursuant to these agreements:

•                  Mr. Li worked as an advisor to us through 2008 for which he received $0.4 million and options for the purchase of 1,000,000 of our common shares (approximately 71,694 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) under our share incentive plan;

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

•                  Pactera Dalian extended a loan of RMB16.6 million ($2.4 million) to Mr. Li free of interest for purchasing of a building, land use rights, a car and the Training Center, the establishment of Dalian Borui and the operation of the Training Center after the transfer described above. As of the date of this annual report, the loan has been fully repaid;

•                  Pactera Dalian extended a loan of RMB0.1 million ($12,200) to Mr. Li free of interest for the establishment and operation of Dalian Borui, which has been repaid in full; and

•                  Mr. Li pledged 3,072,085 of our common shares (approximately 220,250 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) held by him through Kaiki Inc. to Pactera Dalian to secure the RMB16.6 million loan described above. With the repayment of the underlying loan, the share pledge has been discharged.

In late March 2008, we entered into a supplementary agreement with Mr. Li, Haihui Dalian and Pactera Dalian to extend the timeline to complete all of the transactions contemplated under the original master agreement and definitive transaction documents.

In January 2008, Haihui Dalian, Pactera Dalian and Dalian Borui entered into a cooperation framework agreement regarding setting up a joint venture as the operating entity of a new software park in Dalian, of which Haihui Dalian and Dalian Borui hold 0.1% and 99.9% equity interest, respectively. Under the agreement, the joint venture will transfer a piece of land with a space of 50,000 square meters within the software park to Pactera Dalian at the transfer price of RMB20.0 million. Pactera Dalian and Haihui Dalian issued a notice to Dalian Borui in October 2008 to terminate the cooperation framework agreement due to the new company’s failure to obtain the land use right according to the agreed timeline.

Loan to Noncontrolling Interest

In December 2010, we entered into a loan agreement to lend $909,000 to certain noncontrolling employees for the establishment of a joint venture between us and the noncontrolling employees. The loan was interest-free, unsecured, repayable within one year. As of December 31, 2012, the loans were settled by the dividend distribution to non-controlling employees of HiSoft Jinxin.

Agreement between Beijing Sunwin and Beijing Yunxiang

In December 2011, Beijing Sunwin, our wholly-owned subsidiary, entered into a technology development agreement with Beijing Yunxiang, a PRC joint venture company in which Beijing Sunwin holds  50% equity interest. Pursuant to this agreement, Beijing Yunxiang agreed to develop the software with the function of monitoring, processing and analyzing planes’ operational information for Beijing Sunwin, and Beijing Sunwin agreed to pay a consideration of RMB0.8 million (approximately $ 0.1 million) in installments, subject to development progress.

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

Item 8.         Financial Information

A.                                    Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Legal and Administrative Proceedings

As of the date of this annual report, except as otherwise disclosed herein, we are not involved in any litigation or other legal or administrative proceedings that would have a material adverse effect on our business operations.

On October 5, 2012, the Plaintiffs filed an action in the Superior Court of California, County of San Francisco against us and certain of our executive officers. The Plaintiffs allege that they are the founders of Echo Lane, and became our employees after Echo Lane was acquired by us in 2010. The Plaintiffs allege that we are liable to them for breach of contract and for fraud relating to the acquisition of Echo Lane. On November 9, 2012, this case was removed to the United States District Court for the Northern District of California. On February 15, 2013, the court issued an order requiring the Plaintiffs to submit their claims to arbitration. On March 26, 2013, the Plaintiffs filed an arbitration claim seeking an award of general and special damages, plus punitive damages, prejudgment interest, attorneys’ fees and costs.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Each of our PRC subsidiaries is also required to set aside a certain amount of its after-tax profits each year, if any, to fund a public welfare fund. Also, each of our PRC subsidiaries which is a Chinese-foreign equity joint venture is required to set aside a certain amount of its after-tax profits each year, if any, to fund an enterprise expansion fund. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was $117,613 and $170,284 as of December 31, 2011 and 2012, respectively. The specific size of the public welfare fund or enterprise expansion fund is at the discretion of the board of directors of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information. D. Risk Factors—Risks Related to China—Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.         THE OFFER AND LISTING

A.                                    Offering and Listing Details

Market Price Information for our American Depositary Shares

Our ADSs have been listed on the Nasdaq Global Select Market (for periods from January 3, 2011) or the Nasdaq Global Market (for periods prior to January 3, 2011) since June 30, 2010. Between June 30, 2010 and November 9, 2012, our ADSs were traded under the symbol “HSFT”. Shortly after the completion of our merger with VanceInfo on November 9, 2012, our ADSs have been traded under the symbol “PACT”. Prior to November 9, 2012, each ADS represented 19 common shares. On November 9, 2012, to facilitate the completion of our merger with VanceInfo, we effected a 13.9482-to-1 common share consolidation and an ADS consolidation from one ADS representing 19 common shares to one ADS representing one common share, which effectively resulted in a 1:1.3622 split for our ADSs. For the period from June 30, 2010 to April 23, 2013, the trading price of our ADSs ranged from $5.01 to $34.00. The table below shows, for the periods indicated, the high and low trading prices on the Nasdaq Global Select Market (for periods from January 3, 2011) or the Nasdaq Global Market (for periods prior to January 3, 2011).

	Trading Price
	High	Low
Annual Highs and Lows
2010 (from June 30)	$33.47	$9.98
2011	$34.00	$8.02
2012	$16.43	$6.25

Quarterly Highs and Lows
First Quarter 2011	$34.00	$17.26
Second Quarter 2011	$21.03	$12.43
Third Quarter 2011	$15.35	$8.79
Fourth Quarter 2011	$13.58	$8.02
First Quarter 2012	$16.43	$9.26
Second Quarter 2012	$16.18	$12.03
Third Quarter 2012	$14.70	$10.11
Fourth Quarter 2012	$11.22	$6.25
First Quarter 2013	$8.32	$5.01

Monthly Highs and Lows
October 2012	$10.65	$9.43
November 2012	$11.22	$6.71
December 2012	$8.08	$6.25
January 2013	$8.32	$7.10
February 2013	$8.00	$6.41
March 2013	$7.18	$5.01
April 2013 (through April 23)	$6.66	$5.22

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs have been listed on the Nasdaq Global Select Market (for periods from January 3, 2011) or the Nasdaq Global Market (for periods prior to January 3, 2011) since June 30, 2010. Prior to November 9, 2012, each ADS represented 19 common shares. On November 9, 2012, to facilitate the completion of our merger with VanceInfo, we effected a 13.9482-to-1 common share consolidation and an ADS consolidation from one ADS representing 19 common shares to one ADS representing one common share, which effectively resulted in a 1:1.3622 split for our ADSs.

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

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our sixth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-170752) filed with the SEC on November 22, 2010, as amended by amendment No. 1 to the sixth amended and restated memorandum and articles of association contained in our current report on Form 6-K (File No. 001-34790) filed with the SEC on November 9, 2012 (“Amendment NO. 1”). Our shareholders adopted our sixth amended and restated memorandum and articles of association by unanimous resolution on May 11, 2010 (excluding the description relating to our share capital which has been amended by Amendment NO.1) and adopted Amendment No. 1 by way of a special resolution passed on November 6, 2012 and effective as of November 9, 2012.

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

See “Item 3. Key Information. —D. Risk Factors—Risks Related to China—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2010 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

With respect to the merger with VanceInfo in November 2012, we do not believe that a gain recognized on the receipt of the Merger Consideration by VanceInfo American Depositary Shares holders or VanceInfo shareholders who are non-PRC tax resident enterprises should be subject to PRC income tax according to Circular 698. If, however, the relevant PRC taxation authorities, were to determine that VanceInfo should be treated as a resident enterprise under the New EIT Law and Circular 82 or that the receipt of the Merger Consideration should otherwise be subject to PRC income tax under Circular 698, then a gain recognized on the receipt of the Merger Consideration by VanceInfo shareholders or VanceInfo American Depositary Shares holders, respectively, who are non-PRC tax resident under the EIT Law could be treated as PRC-source income that would be subject to PRC withholding tax at a rate of 10%, unless otherwise reduced or exempted pursuant to an applicable tax treaty.

See “Item 3. Key Information. —D. Risk Factors—Risks Related to China—We may be subject to tax liability with respect to the merger with VanceInfo, which would materially and negatively affect our business and our results of operations.”

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

•                  a trader in securities that has elected the mark-to market method of accounting for securities;

•                  a person liable for alternative minimum tax;

•                  a person who owns or is deemed to own 10% or more of our voting stock;

•                  a partnership or other pass-through entity for United States federal income tax purposes; or

•                  a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or common shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Since our ADSs are listed on the Nasdaq Global Select Market, United States Treasury Department guidance indicates that our ADSs are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. However, since our common shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”.

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

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to account for earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on the composition of our income and the composition and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2012 and we do not expect to become one in the future. However, there can be no assurance that we will not be a PFIC in 2013 or later years.

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we determine the value of our assets by reference to the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC.

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or common shares in any year in which we are classified as a PFIC.

You will be required to file Internal Revenue Service Form 8621 (and any other applicable forms and reports) if you hold our ADSs or common shares in any year in which we are classified as a PFIC.

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

A United States investor in a PFIC generally can mitigate the consequences of the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or common shares and your reporting requirements if we are considered a PFIC in any taxable year.

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

You are urged to consult your tax advisor regarding the tax consequences to you if PRC tax is imposed on gain on a disposition of your common shares or ADSs, including any availability of a United States foreign tax credit in respect of such PRC tax in your particular circumstances.

Reporting with Respect to Foreign Financial Assets

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are required by Section 6038D of the Code to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. United States Holders who are individuals are urged to consult their tax advisors regarding the application of these reporting rules to their ownership of our ADSs or common shares.

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

Item 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of each of our subsidiaries are maintained in the subsidiary’s respective local currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income under shareholders’ equity. Transaction gains and losses are recognized in our statements of operations under general and administrative expenses.

The majority of our revenues are generated in Renminbi, Japanese yen and U.S. dollars, while the majority of our costs are denominated in Renminbi. Accordingly, changes in exchange rates, especially relative changes in exchange rates among the Renminbi, Japanese yen and U.S. dollar, may have a material effect on our revenues, costs and expenses, gross margin and net income. Moreover, the relative value of assets and liabilities denominated in different currencies fluctuates along with changes in the exchange rates between those currencies. Considering the amount of our cash and cash equivalents as of December 31, 2012, a 1% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $1.17 million to our total cash and cash equivalents and a 1% change in exchange rates between the Japanese yen and the U.S. dollars would result in an increase or decrease of $0.06 million to our total cash and cash equivalents.

The Japanese yen and U.S. dollar are freely convertible currencies with floating exchange rates. Historically, the Japanese government has on occasion intervened in the foreign exchange market to affect the Japanese yen exchange rate.

Although the Renminbi is no longer pegged to the U.S. dollar, movements in the Renminbi exchange rate remain tightly controlled by the PBOC. However, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the medium to long term, and the PRC authorities may allow the Renminbi to fluctuate more freely in the future.

We have in the past entered into a limited number of currency forward contracts, mainly as to Renminbi and Japanese yen to partially hedge our exposure to risks relating to fluctuations in the Renminbi-yen exchange rate, and we periodically review the need to enter into hedging transactions to protect against fluctuations in the Renminbi-yen and Renminbi-U.S. dollar exchange rates. These foreign currency forward contracts typically mature over a period of two to three months. We recorded a loss of $15,000 in 2010, a gain of $28,000 in 2011 and a loss of $18,000 in 2012 on account of currency forward contracts. We mark to market these contracts at the end of each reporting period and recognize the change in fair value in earnings immediately. As of December 31, 2012, we held foreign exchange forward contracts with an aggregate notional amount of approximately $1.8 million. As of December 31, 2012, the forward contracts had a fair value of $8,000.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. A 1% decrease in each applicable interest rate would deduct $1.1 million from our interest income in 2012. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.3% in 2010. The consumer price index in China increased by 5.4% and 2.6% in 2011 and 2012.

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

Fee and other payments made by the depositary to us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2012, we have received payment of $1,536,471, directly or indirectly, from the depositary in connection with the establishment and maintenance of the ADR program.

PART II

Item 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

Item 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modification to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

In July 2010, we completed our initial public offering, in which we offered and sold an aggregate of 121,600,000 common shares (approximately 8,717,971 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising $58.6 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 19,000,000 common shares (approximately 1,362,183 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, we sold an aggregate of 16,371,673 common shares (approximately 1,173,748 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising an additional $7.9 million in net proceeds, before expenses and certain of our shareholders sold an aggregate of 4,718,327 common shares (approximately 338,275 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs.

The effective date of our registration statement on Form F-1 (File number: 333-167596) was June 29, 2010. Deutsche Bank Securities Inc., UBS AG, Citigroup Global Markets Inc., Cowen and Company, LLC and Thomas Weisel Partners LLC were the underwriters for the initial public offering of our ADSs.

In December 2010, we completed our follow-on public offering, in which we offered and sold an aggregate of 9,500,000 common shares (approximately 681,091 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising $12.4 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 99,750,000 common shares (approximately 7,151,460 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, certain of our shareholders sold an aggregate of 14,250,000 common shares (approximately 1,021,637 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs. The effective date of our registration statement on Form F-1 (File number: 333-170752) was December 16, 2010. Deutsche Bank Securities Inc., UBS AG, Citigroup Global Markets Inc., BMO Capital Markets Corp and Oppenheimer & Co. Inc were the underwriters for the follow-on public offering of our ADSs.

As of the date of this annual report, we used the net proceeds from our public offerings as follows,

•                  approximately $ 13.1 million to make the payment for the campus building that we acquired in Wuxi, and

•                  $ 30.0 million to repurchase our outstanding ADSs pursuant to a share repurchase program announced on December 21, 2012.

We intend to use the net proceeds we received from our initial public offering and follow-on public offering that have yet to be applied as disclosed in our registration statements on Form F-1 (File numbers 333-167596 and 333-170752).

Item 15.              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has excluded several entities from its assessment for internal control over financial reporting, including Pactera Spain and its subsidiary based in Spain acquired in February 2012, Glory acquired in June 2012 and Bearing Point and its subsidiaries acquired in July 2012. In aggregate, these entities constitute 3.3% of our total assets and 4.2% of our net revenues for the year ended December 31, 2012.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. At the direction of the government of the PRC in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting firms, Deloitte Touche Tohmatsu CPA Limited has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as “Deloitte”. That attestation report appears below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pactera Technology International Ltd.

We have audited the internal control over financial reporting of Pactera Technology International Ltd., its subsidiaries and its variable interest entity (collectively, the “Group”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in management’s annual report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at Logoscript International S.L. and its subsidiaries based in Spain acquired in February 2012, Beijing GloryCube Technology Co., Ltd. acquired in June 2012 and Bearing Point Holdings Pty. Limited and its subsidiaries and its subsidiaries acquired in July 2012. In aggregate, these entities constitute 3.3% of the Group’s total assets and 4.2% of the Group’s net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at Pactera Spain and its subsidiary based in Spain, Glory and Bearing Point and its subsidiaries. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Group and our report dated April 25, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule, and included an explanatory paragraph regarding the Group’ s adoption of the authoritative guidance on the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 25, 2013

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Terry McCarthy, Venkatachalam Krishnakumar and Samuelson S. M. Young, who are both independent directors, both qualify as audit committee financial experts as defined in Item 16A of the instruction to Form 20-F. See “Item 6. — Directors, Senior Management and Employees — Directors and Senior Management.”

Item 16B.      CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of the directors, officers, employees and advisors of the Company. Our code of business conduct and ethics is publicly available on our website at http://www.mzcan.com/canpanel/us/listco/PACT/images/Code_of_Business_Conduct_and_Ethics.pdf. We hereby undertake to provide to any person without charge, a copy of our code of ethics and code of conduct within ten working days after we receive such person’s written request.

Item 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2011	2012

Audit fees(1)	1,623	1,525
Audit-related fees (2)	—	—
Tax fees	19	21
All other fees	—	—
Total	1,642	1,546

(1)                                 “Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)                                 “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2011 and December 31, 2012.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.

Item 16D.                 EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.                 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADS Purchased(1)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (1)
December 21, 2012 – December 31, 2012	—	—	—	$30,000,000
January 1, 2013 – January 31, 2013	200	7.45	200	$29,998,505
February 1, 2013 – February 28, 2013	462,159	7.17	462,159	$26,675,833
March 1, 2013 – March 31, 2013	1,911,893	6.74	1,911,893	$13,756,077
April 1, 2013 – April 8, 2013	2,269,107	6.04	2,269,107	0
Total	4,643,359	6.44	4,643,359

(1)                                 Each of our ADS represents one common share.

(2)                                 Average price paid per ADS repurchased is the execution price.

(3)                                 We publicly announced a share repurchase program on December 21, 2012, pursuant to which we are authorized, but is not obligated, to repurchase up to $30 million worth of our outstanding ADSs at times within the next 12 months.

Item 16F.                  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.                CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing one common shares, are listed on the Nasdaq Global Select Market, or Nasdaq. Under Section 5615 of the Nasdaq Listing Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq.

•                  No formal written charter has been established or board resolutions passed in respect of the nominations process for appointees to our board of directors as required by Rule 5605(e)(2) of the Nasdaq Listing Rules;

•                  Our directors will neither be nominated by a majority of the independent directors in a vote in which only independent directors participate nor by a nominations committee comprised solely of independent directors as required by Rule 5605(e)(1) of the Nasdaq Listing Rules and, instead, will be selected or recommended by the board of directors; and

•                  No shareholder approval is necessary for the establishment of, or material amendment to, any share option plan or equity compensation arrangement as required by Rule 5635(c) of the Nasdaq Listing Rules

PART III

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

1.2

Amendment No. 1 to Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-34790), filed with the Securities and Exchange Commission on November 9, 2012).

2.1

Form of Common Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

2.2*	Form of Common Share Certificate.

2.3

Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

2.4

Amendment No. 1 to Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated by reference to Exhibit 99.A2 to our Registration Statement on Form F-6 (File No. 333-184697), filed with the Securities and Exchange Commission on November 1, 2012).

2.5

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

2.6

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 99.A2 to our Registration Statement on Form F-6 (File No. 333-184697), filed with the Securities and Exchange Commission on November 1, 2012).

2.7

Second Amended and Restated Investor’s Rights Agreement, dated August 17, 2007, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

2.8

Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated August 17, 2007, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

2.9

Third Amended and Restated Investor’s Rights Agreement, dated March 15, 2010, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

3.1

Voting Agreement, dated August 10, 2012, among the Registrant, Button Software Ltd., Tairon Investment Limited and Chris Shuning Chen (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-33857), filed with the Securities and Exchange Commission on August, 13, 2012).

3.2

Voting Agreement, dated August 10, 2012, among VanceInfo Technologies Inc. and Tiak Koon Loh (incorporated by reference to Exhibit 99.3 to the current report of VanceInfo Technologies Inc. on Form 6-K (File No. 001-34790), filed with the Securities and Exchange Commission on August, 13, 2012).

3.3

Voting Agreement, dated August 10, 2012, among VanceInfo Technologies Inc., Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P., and GGV II Entrepreneurs Fund L.P. (incorporated by reference to Exhibit 99.4 to the current report of VanceInfo Technologies Inc. on Form 6-K (File No. 001-34790), filed with the Securities and Exchange Commission on August, 13, 2012).

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

4.3	HiSoft Technology International Limited 2011 Equity Incentive Plan.

4.4	Form of Nonqualified Stock Option Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan.

4.5	Form of Restricted Stock Award Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan.

4.6

First Amendment to HiSoft Technology International Limited 2011 Equity Incentive Plan (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form S-8 (File No. 333-184896), filed with the Securities and Exchange Commission on November 13, 2012).

4.7

Form of Nonqualified Stock Option Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form S-8 (File No. 333-184896), filed with the Securities and Exchange Commission on November 13, 2012).

4.8

Form of Restricted Stock Award Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form S-8 (File No. 333-184896), filed with the Securities and Exchange Commission on November 13, 2012).

4.9

Form of Restricted Stock Unit Award Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.9 to our Registration Statement on Form S-8 (File No. 333-184896), filed with the Securities and Exchange Commission on November 13, 2012).

4.10

VanceInfo 2005 Stock Plan dated as of November 3, 2005, as amended in April and May 2006, including form of Award Agreement (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1 (File no. 333-147601) of VanceInfo Technologies Inc. filed with the Securities and Exchange Commission on November 23, 2007).

4.11

VanceInfo Technologies Inc. 2007 Share Incentive Plan dated as of July 30, 2007, as supplemented and amended on August 1, 2007, including form of Award Agreement (incorporated by reference to Exhibit 10.2 from the Registration Statement on Form F-1 (File no. 333-147601) of VanceInfo Technologies Inc. filed with the Securities and Exchange Commission on November 23, 2007).

4.12

VanceInfo Financial Solutions Limited 2011 Share Incentive Plan, dated October 10, 2011 (incorporated by reference to Exhibit 4.23 to Annual Report of VanceInfo Technologies Inc, on Form 20-F (File No.001-33857) filed with the Securities and Exchange Commission on April 26,2012).

4.13

Agreement and Plan of Merger, dated August 10, 2012, among HiSoft Technology International Limited, VanceInfo Technologies Inc. and Chemistry Merger Sub Inc. (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-34790), filed with the Securities and Exchange Commission on August, 13, 2012).

4.14

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

4.16*	Form of Employment Agreement between the Registrant and its executive officers.

4.17*	Form of Director Agreement between the Registrant and its directors.

4.18

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

4.25

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

4.26

Land Use Rights Transfer Agreement, dated January 23, 2008, between Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.27

Building Purchase Agreement, dated January 23, 2008, between Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.28

Vehicle Purchase Agreement, dated January 23, 2008, between Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.29

Trademark License Agreement, dated January 23, 2008, between Dalian Haihui Sci-Tech Co., Ltd. and Dalian Haihui Software Training Center (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.30

Two Loan Agreements, dated January 23, 2008, between Yuanming Li and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.31

Deed of Share Charge, dated January 23, 2008, among Yuanming Li, Kaiki Inc. and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.32

Supplementary Agreement, dated March 28, 2008, among Yuanming Li, Dalian Haihui Sci-Tech Co., Ltd., HiSoft Technology (Dalian) Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.33

Dalian Property Lease Contract, dated April 30, 2010, between Finance Bureau of Dalian High-Tech Industrial Zone and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

4.34

Supplementary Agreement of Dalian Property Lease Contract, dated July 25, 2010, between Finance Bureau of Dalian High-Tech Industrial Zone and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (File No. 333-170752), as amended, initially filed with the Securities and Exchange Commission on November 22, 2010).

8.1*	List of Significant Subsidiaries of the Registrant.

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Conyers Dill &Pearman (Cayman) Limited.

15.3*	Consent of Fangda Partners.

101.INS	XBRL Instance Document. **

101.SCH	XBRL Taxonomy Extension Schema Document. **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. **

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. **

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document. **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. **

*Filed herewith.

**XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pactera Technology International Ltd.

	By:	/s/ Tiak Koon Loh
Name: Tiak Koon Loh
Title: Chief Executive Officer

Date: April 25, 2013

PACTERA TECHNOLOGY INTERNATIONAL LTD.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pactera Technology International Ltd.

We have audited the accompanying consolidated balance sheets of Pactera Technology International Ltd., its subsidiaries, and its variable interest entity (collectively, the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012 and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 25, 2013

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31,
	2011	2012
ASSETS
Current assets:
Cash	$113,856	$143,714
Restricted cash	1,222	6,112
Term deposits	21,681	58,485
Short-term investment	—	1,765
Accounts receivable, net of allowance for doubtful accounts of $4,002 and $16,386 as of December 31, 2011 and 2012, respectively	61,413	230,693
Prepaid expenses and other current assets	6,512	28,495
Deferred tax assets - current	623	8,940

Total current assets	205,307	478,204

Equity method investment	—	250
Property, plant and equipment, net	13,774	67,607
Land use right	—	24,378
Intangible assets, net	15,198	55,303
Goodwill	37,348	102,659
Other assets	1,259	5,912
Deferred tax assets - non-current	293	3,293

TOTAL ASSETS	$273,179	$737,606

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$4,257	$3,117
Accrued expenses and other payables	40,435	134,563
Income taxes payable	4,309	13,530
Other taxes payable	2,020	11,531
Deferred tax liability - current	8	411

Total current liabilities	51,029	163,152

Contingent acquisition consideration payable	8,186	19,900
Unrecognized tax benefits	969	969
Deferred tax liability - non-current	3,105	11,261

Total Liabilities	63,289	195,282

Commitments and contingencies (note 21)

Equity:
Pactera Technology International Ltd. shareholders’ equity:
Common shares ($0.00139482 par value; 120,000,000 shares authorized; 42,720,067 and 88,312,068 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	60	123
Additional paid-in capital	186,408	502,748
Share issuable in connection with business acquisition	—	1,537
Statutory reserve	6,653	16,900
(Accumulated deficit)/retained earnings	(964)	897
Accumulated other comprehensive income	16,327	18,780

Total Pactera Technology International Ltd. shareholders’ equity	208,484	540,985

Non-controlling interest	1,406	1,339

Total equity	209,890	542,324

TOTAL LIABILITIES AND EQUITY	$273,179	$737,606

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2010	2011	2012
Revenues	$148,884	$223,095	$358,642
(Business tax)/business tax refund	(2,305)	(4,106)	389

Net revenues	146,579	218,989	359,031
Cost of revenues	92,718	142,427	234,602

Gross profit	53,861	76,562	124,429

Operating expenses
General and administrative	30,509	40,603	90,917
Selling and marketing	9,310	16,924	27,741
Impairment of trademarks and trade names	—	—	5,515
Change in fair value of contingent consideration	1,194	1,824	(659)

Total operating expenses	41,013	59,351	123,514

Income from operations	12,848	17,211	915

Other income
Interest expense	(44)	(102)	(70)
Interest income	1,202	2,979	3,685
Change in fair value of foreign currency forward contract	(15)	28	(18)

Total other income	1,143	2,905	3,597

Income before income tax expense and earnings in equity method investment	13,991	20,116	4,512
Income tax expense	(1,934)	(1,718)	(1,210)

Income before earnings in equity method investment	12,057	18,398	3,302
Earnings in equity method investment	—	—	23

Net income	12,057	18,398	3,325

Net income attributable to non-controlling interest	—	(497)	(735)

Net income attributable to Pactera Technology International Ltd.	12,057	17,901	2,590

Net income attributable to Series A, A-1, B and C convertible redeemable preferred shares	(3,942)	—	—

Net income attributable to holders of common shares of Pactera Technology International Ltd.	$8,115	$17,901	$2,590

Net income per share attributable to Pactera Technology International Ltd shareholders
Basic	$0.36	$0.44	$0.05
Diluted	$0.33	$0.42	$0.05

Weighted average shares used in calculating net income per share
Basic	22,652,703	40,596,429	47,547,307
Diluted	36,351,493	42,956,291	49,444,160

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2010	2011	2012
Net income	$12,057	$18,398	$3,325
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	4,450	5,738	2,460

Comprehensive income	16,507	24,136	5,785
Less: Comprehensive income attributable to non-controlling interest	—	(497)	(742)

Comprehensive income attributable to Pactera Technology International Ltd.	$16,507	$23,639	$5,043

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Pactera Technology International Ltd. shareholders
					Shares to be issued		(Accumulated	Accumulated
				Additional	in connection		deficit)	other		Non-	Total
	Common shares		Subscription	paid-in	with business	Statutory	Retained	comprehensive		controlling	(deficit)
	Shares	Amount	receivable	capital	acquisition	reserve	earnings	income	Total	interest	equity

Balance as of January 1, 2010	6,285,551	$9	$(1)	$6,711	$471	$2,447	$(26,716)	$6,139	$(10,940)	—	$(10,940)
Conversion of preferred shares upon initial public offering	22,130,399	31	—	89,000	—	—	—	—	89,031	—	89,031
Issuance of common shares upon initial public offering (net of issuance costs of $10,284)	9,891,719	14	—	62,318	—	—	—	—	62,332	—	62,332
Issuance of common shares upon follow-on offering (net of issuance costs of $702)	681,091	1	—	12,297	—	—	—	—	12,298	—	12,298
Issuance of common shares in connection with business acquisition	250,928	—	—	1,071	(471)	—	—	—	600	—	600
Issuance of common shares for share-based compensation	2,070,467	3	—	—	—	—	—	—	3	—	3
Cash received from share subscription receivables	—	—	1	—	—	—	—	—	1	—	1
Share option exercise	15,213	—	—	1,119	—	—	—	—	1,119	—	1,119
Share-based compensation	—	—	—	4,001	—	—	—	—	4,001	—	4,001
Vesting of nonvested shares award	211,044	—	—	—	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	1,331	(1,331)	—	—	—	—
Net income	—	—	—	—	—	—	12,057	—	12,057	—	12,057
Foreign currency translation adjustments	—	—	—	—	—	—	—	4,450	4,450	—	4,450

Balance as of December 31, 2010	41,536,412	58	—	176,517	—	3,778	(15,990)	10,589	174,952	—	174,952
Issuance of common shares for share-based compensation	1,075,406	2	—	—	—	—	—	—	2	—	2
Repurchase of common shares	(2)	—	—	—	—	—	—	—	—	—	—
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	909	909
Share option exercise	—	—	—	4,235	—	—	—	—	4,235	—	4,235
Share-based compensation	—	—	—	5,656	—	—	—	—	5,656	—	5,656
Vesting of nonvested shares award	108,251	—	—	—	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	2,875	(2,875)	—	—	—	—
Net income	—	—	—	—	—	—	17,901	—	17,901	497	18,398
Foreign currency translation adjustments	—	—	—	—	—	—	—	5,738	5,738	—	5,738

Balance as of December 31, 2011	42,720,067	60	—	186,408	—	6,653	(964)	16,327	208,484	1,406	209,890
Issuance of common share for share based compensation	2,150,814	3	—	11	—	—	—	—	14	—	14
Issuance of common shares as a result of merger of equals with VanceInfo	43,441,188	60	—	326,718	—	—	—	—	326,778	—	326,778
Acquired from VanceInfo as a result of the merger	—	—	—	(11,407)	619	9,518	—	—	(1,270)	1,270	—
Stock option exercise	—	—	—	1,933	—	—	—	—	1,933	—	1,933
Repurchase of common shares	(1)	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	11,125	—	—	—	—	11,125	—	11,125
Dividend distribution	—	—	—	—	—	—	—	—	—	(1,181)	(1,181)
Acquisition of non-controlling interest	—	—	—	(12,040)	—	—	—	—	(12,040)	(898)	(12,938)
Shares issuable in connection with business acquisition	—	—	—	—	918	—	—	—	918	—	918
Provision for statutory reserve	—	—	—	—	—	729	(729)	—	—	—	—
Net income	—	—	—	—	—	—	2,590	—	2,590	735	3,325
Foreign currency translation adjustments	—	—	—	—	—	—	—	2,453	2,453	7	2,460

Balance as of December 31, 2012	88,312,068	$123	—	$502,748	$1,537	$16,900	$897	$18,780	$540,985	$1,339	$542,324

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income	$12,057	$18,398	$3,325
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	3,597	477	5,153
Loss on disposals of property, plant and equipment	454	37	103
Depreciation	2,918	4,400	6,850
Change in fair value of foreign currency forward contract	15	(28)	18
Amortization of intangible assets	875	2,677	6,058
Amortization of land use right	—	—	71
Impairment of trademarks and trade names	—	—	5,515
Earnings in equity method investment	—	—	(23)
Non-cash interest income	(187)	(34)	—
Share-based compensation expenses	4,001	5,656	11,064
Change in fair value of contingent consideration	1,194	1,824	(659)
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable	(18,871)	(12,405)	(12,278)
Prepaid expenses and other current assets	184	(2,565)	(1,374)
Income tax receivable	438	—	—
Loan receivable from related party and other assets	(481)	2,170	(697)
Accounts payable	230	216	(3,459)
Deferred revenue	—	—	632
Accrued merger related costs	—	—	8,465
Accrued expenses and other payables	818	6,036	8,136
Government grant liabilities	2,566	(2,851)	(45)
Income taxes payable	1,592	390	1,615
Other taxes payable	569	394	2,636
Deferred taxes	(447)	(469)	(4,781)

Net cash provided by operating activities	11,522	24,323	36,325

Cash flows from investing activities:
Increase in term deposits	—	(21,681)	(1,908)
Purchase of short-term investment	—	—	(1,764)
Purchase of property, plant and equipment	(5,782)	(7,691)	(5,600)
Purchase of building and property	—	—	(15,633)
Payment of success fee related to business acquisition	—	(450)	—
Increase in restricted cash	(8)	(836)	(3,022)
Payments for business acquisitions (net of cash acquired of $533, $457 and $1,482 in 2010, 2011 and 2012, respectively)	(8,541)	(7,716)	(9,554)
Cash received from merger with VanceInfo	—	—	31,717

Net cash used in investing activities	(14,331)	(38,374)	(5,764)

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2010	2011	2012
Cash flows from financing activities:
Proceeds from short-term bank borrowings	40,000	—	—
Repayment of short-term bank borrowings	—	(40,000)	(477)
Proceeds from issuance of common shares upon initial public offering (net of issuance costs of $ 8,633 paid)	66,376	—	—
Proceeds from follow-on offering (net of issuance costs of $9 paid)	13,078	—	—
Payment of initial public offering expenses	(3,816)	—	—
Cash received from share subscription receivables	1	—	—
Proceeds from issuance of common shares for share based compensation	538	5,291	1,988
Capital contribution from non-controlling interest	—	909	—
Deferred and contingent consideration paid for business acquisitions	—	(11,710)	(3,047)
Payment of principal amount under capital lease obligations	(174)	(136)	—

Net cash provided by (used in) by financing activities	116,003	(45,646)	(1,536)

Effect of exchange rate changes	1,857	3,660	833

Net increase (decrease) in cash	115,051	(56,037)	29,858
Cash at beginning of year	54,842	169,893	113,856

Cash at end of year	$169,893	$113,856	$143,714

Supplemental information on non-cash investing and financing activities:
Shares issuance for business acquisition	$471	$—	$326,778
Payable for business acquisition	$8,444	$18,552	$51,419
Payable for capital lease obligations	$136	$—	$—
Dividend distribution	$—	$—	$1,181

Supplemental cash flow information:
Interest paid	$11	$69	$—
Income taxes paid	$730	$1,458	$4,278

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

Pactera Technology International Ltd. (“Pactera International” or the “Company”, formerly known as Hisoft Technology International Limited) was incorporated in the Cayman Islands on May 27, 2004 as the holding company for a group of companies.  Pactera International and its subsidiaries (collectively the “Group”) provide outsourced technology services primarily in the People’s Republic of China (the “PRC”), Hong Kong, the United States of America (“U.S.”), Asia South, Europe, and Japan.

In June 2010, the Company completed an initial public offering (“IPO”), and issued 8,717,971 American depositary shares (“ADSs”) representing 8,717,971 of the Company’s common shares.

Immediately prior to the completion of the IPO, all of the Company’s then outstanding preferred shares were automatically converted into common shares.

In December 2010, the Company completed an additional public offering, and issued 681,091ADSs, representing 681,091 common shares as part of the offering.

The Group commenced its operations as Dalian Haihui SCI-TECH Co., Ltd. (“Haihui Dalian”), a domestic limited liability company established in November 1996 in the PRC.  On May 27, 2004, the shareholders of Haihui Dalian (the “Founders”) incorporated Pactera International in the Cayman Islands with the same identical shareholders.

On November 9, 2012, in connection with the completion of the merger of equals with VanceInfo Technologies Inc. (“VanceInfo”), a listed company on NYSE providing IT services and offshore software development services, the Company changed its corporate name to “Pactera Technology International Ltd. VanceInfo was delisted from NYSE immediately after the merger with the Group. According to the agreement and plan of merger dated August 10, 2012 as amended (“Merger Agreement”), the Company and the shareholders of VanceInfo each owned approximately 50% of the combined company. Each outstanding common share of VanceInfo was exchanged for the right to receive one common share of the Company and each American Depositary Share of VanceInfo, each of which represents one ordinary share, was exchanged for the right to receive one American Depositary Share of the Company.

Immediately prior to the merger of equals, the Company effected a 13.9482 to 1 common share consolidation and changed the ratio of the Company’s ADSs representing common shares from one ADS for nineteen common shares to one ADS for one common share. As a result, the shares data and the basic and diluted net income per share were adjusted retroactively for all periods presented.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2012, the Company’s subsidiaries and variable interest entity are as follows:

Subsidiaries and variable interest entity

	Later of date of
	incorporation	Place of	Percentage of
Subsidiaries	or acquisition	incorporation	legal ownership

Partera Technology Japan Co., Ltd. (“Pactera Japan”) (formerly known as Hisoft Japan Co., Ltd.)	August 1, 2002	Japan	100%
DMK International, Inc. (“DMK International”)	September 4, 2003	U.S.	100%
HiSoft Technology (Dalian) Co., Ltd. (“Hisoft Dalian”)	July 27, 2004	PRC	100%
HiSoft Systems Holdings Limited (“HiSoft Systems Holdings”)	September 26, 2005	British Virgin Islands	100%
HiSoft Holdings Limited (“HiSoft Holdings”)	September 28, 2005	British Virgin Islands	100%
HiSoft Systems Hong Kong Limited (“HiSoft Hong Kong”)	October 12, 2005	Hong Kong	100%
HiSoft Systems (Shenzhen) Limited (“HiSoft Shenzhen”)	November 9, 2005	PRC	100%
HiSoft Services (Beijing) Limited (“HiSoft Beijing”)	November 10, 2005	PRC	100%
HiSoft Envisage, Inc. (“Hisoft Envisage”)	December 31, 2006	U.S.	100%
HiSoft Technology (Chengdu) Co., Ltd. (“HiSoft Chengdu”)	April 4, 2007	PRC	100%
Pactera Singapore Pte. Ltd. (“Pactera Singapore “) (formerly known as Hisoft Technology (Singapore) Pte Ltd.)	December 1, 2007	Singapore	100%
HiSoft Wave, Inc. (“Wave”)	December 31, 2007	U.S.	100%
Wuxi HiSoft Services Limited (“HiSoft Wuxi”)	January 8, 2009	PRC	100%
AllianceSPEC Pte. Ltd. (“AllianceSPEC”)	December 1, 2009	Singapore	100%
Wuxi Hisoft TechnologyTraining Co,. Ltd. (“Wuxi Training Center”)	December 25, 2009	PRC	100%
Beijing Horizon Information & Technology Co., Ltd. (“Horizon Information”)	February 1, 2010	PRC	100%
Insurance Systems Laboratory Co., Ltd. (“ISL”)	July 1, 2010	Japan	100%
HiSoft Jinxin Technology (Beijing) Co., Ltd. (“HiSoft Jinxin”)	January 26, 2011	PRC	100%
NouvEON Technology Partners, Inc. (“NouvEON”)	July 1, 2011	U.S.	100%
Shanghai HURO Digital Technology Co., Ltd. (“HURO”)	October 1, 2011	PRC	100%
Logoscript International S.L. and its subsidiaries (“Logoscript”)	February 1, 2012	Spain	100%

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Subsidiaries and variable interest entity - continued

	Later of date of
	incorporation	Place of	Percentage of
Subsidiaries	or acquisition	incorporation	legal ownership

Beijing GloryCube Technology Co., Ltd. (“Glory”)	June 1, 2012	PRC	100%
Bearing Point Holdings Pty. Limited and its subsidiaries (“Bearing Point”)	July 1, 2012	Australia	100%
HiSoft Technology (Shenzhen) Co., Ltd. (“Hisoft Shenzhen Inoformation”)	May 11, 2012	PRC	100%
VanceInfo Technologies Inc.(“VanceInfo”)	November 9, 2012	Cayman Islands	100%
VanceInfo Creative Software Technology Limited (“VanceInfo Beijing”)	November 9, 2012	PRC	100%
Pactera Technology Limited (“VanceInfo BVI”)	November 9, 2012	BVI	100%
VanceInfo Japan Inc. (“VanceInfo Japan”)	November 9, 2012	Japan	99.9%
Pactera Technologies Inc. (“VanceInfo US”)	November 9, 2012	U.S.	100%
Pactera (Hong Kong) Limited (“Pactera Hong Kong”)	November 9, 2012	Hong Kong	100%
Shanghai VanceInfo Technologies Limited (“VanceInfo Shanghai”)	November 9, 2012	PRC	100%
VanceInfo Technologies Limited (“VanceInfo Tianjin”)	November 9, 2012	PRC	100%
Shanghai VanceInfo Creative Software Technology Limited (“VanceInfo Shanghai Creative”)	November 9, 2012	PRC	100%
Pactera Malaysia Inc. Sdn. Bhd. (“ Pactera Malaysia”)	November 9, 2012	Malaysia	100%
Shenzhen VanceInfo Creative Software Technology Limited (“VanceInfo Shenzhen”)	November 9, 2012	PRC	100%
Nanjing VanceInfo Creative Software Technology Limited (“VanceInfo Nanjing”)	November 9, 2012	PRC	100%
TP Teleservices Limited (“TP Teleservices”)	November 9, 2012	Hong Kong	100%
TP (Hong Kong) Limited (“TP Hong Kong”)	November 9, 2012	Hong Kong	100%
TP Consultants Limited (“TP Consultants”)	November 9, 2012	Hong Kong	100%
TP (Taiwan) Limited (“TP Taiwan”)	November 9, 2012	Hong Kong	100%
TP Software Technology (Shanghai) Co., Ltd. (“TP Shanghai”)	November 9, 2012	PRC	100%
Pactera Financial Service Limited (“Pactera Financial Service”, formerly named “Link Result Limited”)	November 9, 2012	Hong Kong	100%
VanceInfo Data Service (Shanghai) Co., Ltd. (“VanceInfo Data”)	November 9, 2012	PRC	100%
Beijing Viatt Information Technology Co., Ltd. (“Beijing Viatt”)	November 9, 2012	PRC	100%
Lifewood Technology Limited (“Lifewood Technology”)	November 9, 2012	Hong Kong	100%
Lifewood Data Technology Limited (“Lifewood Data)	November 9, 2012	Hong Kong	100%
Lifewood Data Technology (Dongguan) Limited (“Lifewood Dongguan”)	November 9, 2012	PRC	100%
VanceInfo Technologies Australia Pty. Ltd. (“VanceInfo Australia”)	November 9, 2012	Australia	100%
Beijing Data Pioneer Information Technology Co., Ltd. (“Beijing DPC”)	November 9, 2012	PRC	100%
Beijing Kang Pu Wei Century Information Technology Co., Ltd. (“Beijing KPW”)	November 9, 2012	PRC	100%
VanceInfo Singapore Pte. Ltd. (“VanceInfo Singapore)	November 9, 2012	Singapore	100%
Pactera Financial Solutions Limited (“Pactera Financial Solutions”)	November 9, 2012	BVI	83.5%
Beijing Sunwin Corporation Limited (“ Sunwin”)	November 9, 2012	PRC	100%
Beijing VanceInfo Airsoft Technology Ltd. (“VanceInfo Airsoft”)	November 9, 2012	PRC	100%
Suzhou VanceInfo Creative Software Technology Limited (“VanceInfo Creative Software”)	November 9, 2012	PRC	100%
Nanjing VanceInfo Technologies Training Center (“Nanjing Training Center”)	November 9, 2012	PRC	100%

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, otherwise noted)

Variable interest entity

Dalian Haihui SCI-TECH Co., Ltd. (“Haihui Dalian”) (Note)	November 11, 1996	PRC	Consolidated VIE

Note: In July 2004, Pactera International entered into a serious of contractual arrangements with the Group’s VIE, Hisoft Technology (Dalian) Co., Ltd (“Hisoft Dalian”) in Dalian, PRC. The contractual agreements provide the Group with the power to direct the activities that most significantly affects the economic performance of the Hisoft Dalian and enable the Group to receive the substantial economic benefits of the Hisoft Dalian. Such contractual agreements enable us to (1) receive substantially all of the economic benefit from Haihui Dalian; (2) have an exclusive option to purchase all or part of the equity interest in Hisoft Dalian at a nominal price or the minimum price permitted under applicable laws; (3) have to power to direct the activities that most significantly affect the economic performance of Haihui Dalian.

The business operation and revenue of Haihui Dalian were minimal in years 2010, 2011 and 2012 and the assets and liabilities are insignificant. The revenue in years 2010, 2011 and 2012 were nil, $4 and nil, respectively. The total assets as of December 31, 2011 and 2012 were $331 and $312, respectively. The total liability as of December 31, 2011 and 2012 were $630 and $642, respectively. The Company intends to keep Haihui Dalian dormant in the future. The Company does not believe there is any significant risk in relation to the VIE structure that may have an impact to its business and financial position.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, all its subsidiaries and the VIE.  All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting periods and the accompanying notes. Significant accounting estimates reflected in the consolidated financial statements include, but are not limited to revenue recognition, provision for income taxes, share-based compensation, impairment of goodwill and indefinite lived intangible assets, allowance for doubtful accounts, purchase price allocation in business combinations, contingent consideration, valuation allowance of deferred tax assets, useful life of property, plant and equipment, and economic life of intangible assets as well as performance based share awards. Actual results could differ from those estimates.

Term deposits

The Group’s term deposits are classified as held-to-maturity and carried at amortized cost.  The term deposits mature within one year from the contractual dates and are subject to penalty for early redemption before their maturity.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

Short-term investments comprise marketable debt securities, which are classified as held-to-maturity as the Group has the positive intent and ability to hold the securities to maturity. All of the Group’s held-to-maturity securities are stated at their amortized costs and classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year.

The Group reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment, in determining if impairment is needed.

Concentration of risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, term deposit, restricted cash and accounts receivable.  The Group places their cash, term deposit and restricted cash with authorized financial institutions, which refer to (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. The credit risk on cash and cash equivalent and restricted cash is limited because the counterparties are banks with high credit ratings.  The Group conducts credit evaluations of its clients and generally does not require collateral or other security from them.  The maximum exposure to credit risk is represented by their carrying amounts in the consolidated balance sheet.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Concentration of risk-continued

Details of customers accounting for 10% or more of net revenues were as follows:

	Years ended December 31,
	2010	%	2011	%	2012	%

Client A	17,258	12	23,928	11	—	—
Client B	16,534	11	17,826	8	—	—

Details of customers accounting for 10% or more of accounts receivable were as follows:

	Years ended December 31,
	2011	2012

Client C	—	31%

Property, plant and equipment, net

Property, plant and equipment, net, are stated at cost less accumulated depreciation.  Depreciation is provided using the straight-line method over the following estimated useful lives:

Furniture, fixtures and electronic equipment & software	3 - 5 years
Transportation equipment	5 years
Leasehold improvements	Shorter of useful life of the asset or the lease term

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets

Acquired intangible assets, other than goodwill, are initially measured and recorded at their fair values.  Subsequently, acquired intangible assets, other than trade name with indefinite life, are stated at cost less accumulated amortization and impairment loss.  Customer base and customer relationship are amortized using the estimated attrition pattern.  Other acquired intangible assets are amortized using the straight-line method.  The estimated economic lives are as follows:

Customer base and customer relationship	3 - 6.8 years
Non-compete agreement	1 - 5 years
Contract backlog	0.5 - 2.14 years
Trade name	1 year - Indefinite
Trademark	1 - 2 years
Software Technology	4-5years

The weighted-average amortization period for intangible assets subject to amortization acquired through business combinations as of December 31, 2012 are as follows:

Weighted-average
amortization
Intangible assets	period (years)

Customer relationship	5.82
Non-compete agreement	3.66
Contract backlog	1.69
Software technology	4.51
Trade name	6.85
Trademark	2.00

Impairment of long-lived assets with definite lives

The Group evaluates the recoverability of long-lived assets, including property and equipment and intangible assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable.  The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.  The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.  In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.  Absent from any impairment indicators, the Group performs its annual impairment test on December 31 each year.  For the year ended December 31, 2012, the Group did not choose to perform the assessment of qualitative factors for goodwill impairment.  The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The Group has determined that the Group’s certain trade names do not have determinable useful lives. Consequently, the carrying amounts of these trade names are not subject to amortization but are tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test compares the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates.

Land use right

All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may grant the right to use the land for a specified period of time. Land use right is stated at cost less accumulated amortization. Amortization is provided over the contractual term of the land use right on a straight-line basis.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equity method investment

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

The Group reviews the long-term investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred.  An impairment loss is recognized in earnings equal to the amount of the investment’s carrying amount in excess of its fair value at the assessment date.  The fair value of the investment would then become the new cost basis of the investment.

Revenue recognition

The Group enters into sales contractual arrangements related to its technology outsourcing services.  For each contract, revenues are recognized in accordance with an authoritative pronouncement regarding revenue recognition issued by Financial Accounting Standards Board (“FASB”) and when all of the following criteria are met: persuasive evidence of sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

Arrangements for technology outsourcing services are either on a time-and-material or fixed-price basis.

Revenues from time-and-material contracts are recognized as billable services are rendered, assuming all other basic revenue recognition criteria are met.

Revenues from fixed-price contracts are recognized using the proportional performance method as determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion.  Estimated contract costs are obtained from budgets that are reviewed monthly and revised as necessary.  The Group reviews the estimated revenues and estimated costs on each project at the end of each reporting period.  Any revisions to existing estimates are made when required by members of management having the relevant authority.  As part of the review process, management regularly compares and analyzes the actual costs incurred and the estimate of costs to complete the projects to the total estimated costs and the total contract price. Management make revisions to existing estimates as needed based on the analysis performed and with proper level of approval in the period in which changes become known.  As a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed.

For the years ended December 31, 2010, 2011 and 2012, details of net revenues breakdown by contract type were as follows:

	Years ended December 31,
	2010	2011	2012

Time-and-material	$121,110	$175,115	$282,615
Fixed-price	25,469	43,874	76,416
Total	$146,579	$218,989	$359,031

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

Value added tax (“VAT”)

The Company’s PRC subsidiaries are subject to value-added tax at a rate of 17% on revenues from product sales and services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program is to be phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, certain subsidiaries became subject to VAT at the rates, 6% or 3%, on certain service revenues which were previously subject to business tax.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry.  The Group receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Group records government subsidies as deductions of the related expenses when there is no further performance obligation.  Total government subsidy amounted to $1,553, $2,744 and $13,334 for the years ended December 31, 2010, 2011 and 2012, respectively, and was included in general and administrative expenses and cost of revenue.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The financial records of the Company’s subsidiaries and VIE located in the PRC, Japan, the U.S., Hong Kong, Singapore, Australia and Spain are maintained in their local currencies, the Renminbi (“RMB”), Japanese Yen (“Yen”), U.S. dollar, Hong Kong Dollar (“HK$”) and Singapore Dollars (“SN$”), Australia Dollar (“AU$”) and Euro Dollar (“Euro”) respectively, which are also the functional currencies of these entities.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date.  Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred.  Transaction gains and losses are recognized in the statements of operations. During the years ended December 31, 2010, 2011 and 2012, foreign currency exchange gain (loss) included in general and administrative expenses in the consolidated statements of operations are $270, $(2,070), and $ 1,042, respectively.

The entities with functional currency other than U.S. dollar translate their operating results and financial position into the U.S. dollar, the Group’s reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income.

Comprehensive income

Comprehensive income for the year includes net income and foreign currency translation adjustments. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

Financial instruments

Financial instruments include cash, restricted cash, term deposits, accounts receivable, accounts payable and loan receivable.  The carrying values of cash, restricted cash, term deposits, accounts receivable, accounts payable and loan receivable approximate their fair values due to short-term maturities.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. Fair value of foreign currency forward contracts is discussed in Note 14.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Fair value of acquired intangible assets and contingent consideration is discussed in Note 14.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Share-based compensation

Share-based payment transactions with employees, such as share options, are measured based on the grant date fair value of the equity instrument.  The Group recognizes the compensation costs, net of expected forfeitures, using the graded vesting method over the requisite service period of the award, which is generally the vesting period of the award.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

Business combinations

Business combinations are recorded using the acquisition method of accounting.  The assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date.  Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations-continued

Common forms of the consideration made in acquisitions include cash and common equity instruments.  Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.  For shares issued in a business combination, the Group estimated the fair value of its common shares as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recent accounting pronouncements adopted

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

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

•                                          Premiums or discounts in fair value measure - the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                                          Fair value of an instrument classified in a reporting entity’s stockholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted-continued

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011.The Company adopted this guidance on January 1, 2012 and has presented two separate but consecutive statements since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and non-public, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement did not have a significant effect on the Company’s consolidated financial statements, as it chose to directly perform the two-step goodwill impairment test for 2012.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted-continued

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.  The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In February 2013, the FASB has issued an authoritative pronouncement related to Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates (“ASU”) do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

The new amendments will require an organization to:

• Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

•Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted-continued

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In February 2013, the FASB has issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted-continued

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

3.                                      ACQUISITIONS

(a)                                 Horizon Information

On February 1, 2010, the Group acquired 100% equity interest in Horizon Information, a professional IT company based in China.

The purchase price was $1,389, consisting of:

•                                          Cash consideration of $545 paid upon closing; and

•                                          Contingent consideration valued at $844: the Group agreed to pay the selling shareholders of Horizon Information up to $1,400 based on the actual 2010 and 2011 audited gross profit of Horizon Information. Horizon Information met the performance measures and the Group subsequently paid the selling shareholders of Horizon Information the contingent purchase consideration in March 2012.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(a)                                 Horizon Information - continued

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

The results of operations of Horizon Information have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(a)                                 Horizon Information - continued

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Horizon Information assuming that the acquisition occurred as of January 1, 2010.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Years ended
December 31,
2010
(Unaudited)

Net revenues	$146,579
Net income	11,604
Net income per share
- Basic	$0.34
- Diluted	$0.32

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(b)                                 Echo Lane

On April 1, 2010, the Group acquired 100% equity interest in Echo Lane, a professional consulting service firm based in the U.S. with expertise in cloud computing.

The estimated purchase price was $2,711, consisting of:

•                                           Cash consideration of $1,155 paid upon closing; and

•                                           Contingent consideration estimated at $1,556 based on the actual 2011 audited gross profit of Echo Lane with various parameters.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(b)                                 Echo Lane - continued

The results of operations of Echo Lane have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Echo Lane assuming that the acquisition occurred as of January 1, 2010.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Years ended
December 31,
2010
(Unaudited)

Net revenues	$147,152
Net income	11,878
Net income per share
- Basic	$0.35
- Diluted	$0.33

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(c)                                  ISL

On July 1, 2010, the Group acquired 100% equity interest in ISL, a professional IT company based in Japan, for a total cash consideration of $2,174.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(c)                                  ISL - continued

The results of operations of ISL have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of ISL assuming that the acquisition occurred as of January 1, 2010.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Years ended
December 31,
2010
(Unaudited)

Net revenues	$149,292
Net income	11,623
Net income per share
- Basic	$0.34
- Diluted	$0.32

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(d)                                 Besure

On October 1, 2010, the Group acquired substantially all of the business and assets of Besure (“Besure “), a China-based IT services firm specializing in SAP consulting and implementation services.  Total consideration for the acquisition was paid as follows:

•                                          The first tranche of $2,500 was paid in cash in November, 2010; and

•                                          Contingent consideration valued at $2,233 in cash, based on Besure’s financial performance in the 15 months ended December 31, 2011.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Intangible assets acquired:
Customer base	460	3.25 years
Trade name	810	5 years
Goodwill	3,463
Total	$4,733
Total consideration	$4,733

The results of operations of Besure have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(d)                                 Besure - continued

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Besure assuming that the acquisition occurred as of January 1, 2010.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Years ended
December 31,
2010
(Unaudited)

Net revenues	$151,619
Net income	13,533
Net income per share
- Basic	$0.42
- Diluted	$0.37

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(e)                                  Beans

On January 1, 2011, the Group acquired substantially all of the business and assets of Beans (“Beans “), a Singapore-based research and development service provider.  The total consideration of $2,042 consists of:

•                                          Cash consideration of $574 in cash paid upon closing; and

•                                          Contingent consideration valued at $1,468 based on financial performance of Beans in fiscal year 2012.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(e)                                  Beans - continued

The results of operations of Beans have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Beans assuming that the acquisition occurred as of January 1, 2010.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Years ended
December 31,
2010
(Unaudited)

Net revenues	$149,665
Net income	12,106
Net income per share
- Basic	$0.36
- Diluted	$0.33

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(f)                                   Business team of China-based IT service firms

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(f)                                   Business team of China-based IT service firms - continued

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

	Years ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)

Net revenues	$149,079	$219,197
Net income	9,828	17,715
Net income per share
- Basic	$0.26	$0.44
- Diluted	$0.27	$0.41

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(g)                                 NouvEON

On July 1, 2011, the Group acquired 100% equity interest in NouvEON, a U.S.-based IT consulting services firm.  The estimated purchase price was $14,160, consisting of:

•                                          Cash consideration of $6,757 paid in 2011; and

•                                          Contingent consideration estimated at $7,403 based on financial results of NouvEon from July 1, 2011 to June 30, 2013.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(g)                                 NouvEON - continued

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

	Years ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)

Net revenues	$159,380	$225,390
Net income	10,776	17,260
Net income per share
- Basic	$0.30	$0.43
- Diluted	$0.30	$0.40

The pro forma results of operations give effect to certain adjustments, including success fee and amortization of acquired intangible assets with finite lives, associated with the acquisition.  The nonrecurring success fee amounted to $450 and has been included in the determination of the pro forma net income for the year ended December 31, 2010.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(h)                                 HURO

On October 1, 2011, the Group acquired 100% equity interest in HURO, a China-based IT service firm that provides IT consulting services to clients in the BFSI industry.

The estimated purchase price was $7,293, consisting of:

•                                          Cash consideration of $3,282 paid in 2011 and 2012; and

•                                          Contingent consideration estimated at $4,011 based on financial results of HURO from October 1, 2011 to September 30, 2014.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$4,375
Current liabilities	(3,825)
Total	$550
Intangible assets acquired:
Customer relationship	1,339	5 years
Contract backlog	856	1 year
Trade name	1,425	Indefinite
Non-compete clause	359	5 years
Goodwill	3,361
Deferred tax liability	(597)
Total	$6,743
Total consideration	$7,293

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(h)                                 HURO - continued

The Group believes that the acquisition will expand the Group’s business in financial industry and increase the Group’s geographic presence and service offerings in China.

The results of operations of HURO have been included in the consolidated financial statements from the acquisition date.  The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of HURO assuming that the acquisition occurred as of January 1, 2010.  The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)

Net revenues	$151,735	$222,856
Net income	11,541	17,514
Net income per share
- Basic	$0.34	$0.43
- Diluted	$0.32	$0.41

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition.  There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(i)                                     Logoscript

In February 2012, the Group acquired 100% interest in Logoscript International S.L., a Spain-based software localization and technical translation services provider and its subsidiaries based in Spain, Brazil and Portugal. Logoscript International S.L. and its subsidiaries are hereinafter referred to as “Logoscript”.

The estimated purchase price was $1,399, consisting of:

•                                          Cash consideration of $1,158 paid in 2012; and

•                                          Contingent consideration estimated at $241 based on the financial performance of Logoscript from January 1, 2012 to December 31, 2013.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Assets	$1,592
Liabilities	(1,150)
Total	$442
Intangible assets acquired:
Customer relationship	233	3 years
Goodwill	794
Deferred tax liability	(70)
Total	$957
Total consideration	$1,399

The Group believes that the acquisition will improve its presence in Europe as well as obtain multilingual talents.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(i)                                    Logoscript - continued

The results of operations of Logoscript have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose.

The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)

Net revenues	$222,836	$359,352
Net income	17,458	2,553
Net income per share
- Basic	$0.43	$0.05
- Diluted	$0.41	$0.05

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(j)                                     Longhaul

In March 2012, the Group acquired the business and assets of Shenzhen Longhaul Information Technology Ltd., or Longhaul, a China-based SAP consulting services company, which mainly provides SAP implementation and maintenance services in China.

The estimated purchase price was $1,494, consisting of:

•                                          Cash consideration of $772 paid in May 2012; and

•                                          Contingent consideration estimated at $722 based on the financial performance of Longhaul from March 1, 2012 to December 31, 2014.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired as of the date of acquisition as follows:

		Estimated
		useful life

Intangible assets acquired:
Customer relationship	190	3.5 years
Contract backlog	27	0.25 years
Non-compete clause	262	4 years
Goodwill	1,015
Total	$1,494
Total consideration	$1,494

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(j)                                    Longhaul - continued

The business purpose of this acquisition is to acquire the team’s specialized knowledge of SAP, and related contracts and customers to enhance the Group’s ability to expand into the SAP service market in China.

The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)

Net revenues	$220,733	$359,322
Net income	17,858	2,583
Net income per share
- Basic	$0.44	$0.05
- Diluted	$0.42	$0.05

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(k)                                 Glory

In June 2012, the Group acquired 100% equity interest in Beijing GloryCube Technology Co., Ltd., or Glory, a China-based IT service firm that specialized in CRM system design and implementation in the financial industry in China.

The estimated purchase price was $6,616, consisting of:

•                                          Cash consideration of $3,061 paid in 2012; and

•                                          Contingent consideration estimated at $3,555 based on the financial performance of Glory from June 1, 2012 to March 31, 2014.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life

Net tangible assets:
Current assets	$1,465
Current liabilities	(1,879)
Total	$(414)
Intangible assets acquired:
Customer relationship	959	5 years
Contract backlog	530	1 year
Trade name	2,149	Indefinite
Non-compete clause	225	5 years
Goodwill	3,746
Deferred tax liability	(579)
Total	$7,030
Total consideration	$6,616

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(k)                                Glory - continued

The Group believes that the acquisition will expand the Group’s business in the financial industry in China and increase the Group’s geographic presence and service offerings.

The results of operations of Glory have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree’s operation has been integrated into the Group’s business after the transaction was completed.

The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)

Net revenues	$223,225	$360,796
Net income	18,050	2,652
Net income per share
- Basic	$0.44	$0.06
- Diluted	$0.42	$0.05

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(l)                                     Bearing Point

In July 2012, the Group acquired 100% equity interest in Bearing Point Holding Pty. Limited and its subsidiaries ( hereinafter refer to as “Bearing Point”), a IT consulting services provider based in Australia.

The estimated purchase price was $7,465, consisting of:

•                                          Cash consideration of $3,601 paid upon closing; and

•                                          Contingent consideration estimated at $3,864 based on the financial performance of Bearing Point from July 1, 2012 to December 31, 2014.

Besides the above payments, an amount of $1,025 was paid in August 2012 to the former shareholders of Bearing Point. Since the Group has the right to be paid back this amount if these shareholders cease their employment with the Group at any time before the third anniversary of the closing date, the $1,025 is accounted for as deferred employee compensation expense and amortized over the three-year service period.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(l)            Bearing Point - continued

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life
Net tangible assets:
Assets	$6,729
Liabilities	(5,180)
Total	$1,549
Intangible assets acquired:
Customer relationship	1,845	5 years
Trade name	512	2 years
Goodwill	4,266
Deferred tax liability	(707)
Total	$5,916
Total consideration	$7,465

The Group believes that the acquisition will expand the Group’s business in Asia South and increase the Group’s geographic presence and service offerings.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(l)            Bearing Point - continued

The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)
Net revenues	$238,002	$368,538
Net income	17,690	2,484
Net income per share
- Basic	$0.44	$0.05
- Diluted	$0.41	$0.05

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(m)                               Newton

In August 2012, the Group acquired 100% equity interest in Newton Technology Limited (“Newton”), a system developer under Java platform based in Japan.

The estimated purchase price was $1,464, consisting of:

•                                          Cash consideration of $1,241 paid upon closing; and

•                                          Contingent consideration estimated at $223 based on the financial performance of Newton from August 1, 2012 to June 30, 2014.

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life
Net tangible assets:
Assets	$936
Liabilities	(465)
Total	$471
Intangible assets acquired:
Acquired software	168	5years
Contract backlog	3	0.5 year
Customer relationship	434	5 years
Goodwill	557
Deferred tax liability	(169)
Total	$993
Total consideration	$1,464

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(m)          Newton - continued

The acquired software has been written-off as of December 31, 2012 because the Group decided not to actively use it in its future operations.

The Group believes that the acquisition will expand the Group’s business in Japan and increase the Group’s geographic presence and service offerings.

In November 2012, all the business and assets of Newton were transferred to Pactera Japan.  Accordingly, Newton was closed down prior to the end of year 2012.

The results of operations of Newton have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree’s operation has been integrated into the Group’s business after the transaction was completed.

The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)
Net revenues	$221,197	$360,319
Net income	17,425	2,313
Net income per share
- Basic	$0.43	$0.05
- Diluted	$0.41	$0.05

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(n)                                  Acquisition of non-controlling interest in HiSoft Jinxin

In December 2010, HiSoft Beijing and five third party individuals entered into an agreement to form Hisoft Jinxin in which HiSoft Beijing and the five individuals own 60% and 40% of the total equity interest, respectively. In connection with the company formation, HiSoft Beijing and the five individuals injected $1,364 and $909, respectively to incorporate Hisoft Jinxin, a PRC company engaged in providing outsourcing business to the banking and insurance industries in China.

In October 1, 2012, HiSoft Beijing acquired the 40% of the equity interest from the non-controlling shareholders of Hisoft Jinxin with a total consideration of $12,938, of which $1,203 was paid in November and December 2012. The remaining consideration expected to be paid in 2013 and 2014 is $9,278 and $2,457 respectively, based on Hisoft Jinxin’s financial performance for the years ended December 31, 2012 and 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(o)                                   VanceInfo

On November 9, 2012, the Group completed the merger of equals with VanceInfo, a listed company on New York Stock Exchange (“NYSE”) that provides IT services and offshore software development services to enhance the Group’s leading position in IT outsourcing industry. According to the Merger Agreement, Hisoft and VanceInfo shareholders each owned approximately 50% of the combined company at the transaction closing. The merger was accounted for as a business combination using the acquisition method with the Company treated as the accounting acquirer.

The total consideration was calculated based on the fair value of the shares issued in connection with the merger, including shares issued in exchange for vested VanceInfo stock options and restricted share units (“RSU”).

The total consideration was calculated below:

Issuance of common shares	42,517
Closing price on transaction date	$7.49
Stock consideration	$318,451
Fair value of vested VanceInfo stock options and RSU	$8,327
Total consideration	$326,778

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(o)           VanceInfo - continued

The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated
		useful life
Net tangible assets:
Cash	$31,717
Term deposits	35,032
Accounts receivable	155,885
Other current assets	13,525
Property, plant and equipment	53,400
Land use right	24,393
Deferred tax assets-non-current	866
Other non-current assets	4,254
Current liabilities	(75,530)
Other non-current liabilities	(6,185)
Total	237,357

Intangible assets acquired:
Customer relationship	11,540	4-6years
Trade name	27,840	2 years- indefinite
Software technology	2,290	4 - 5 years
Contract backlog	910	2 years
Non-compete agreement	1,400	1 - 4 years
Goodwill	54,407
Deferred tax liability	(8,966)
Total	89,421
Total consideration	$326,778

The fair values of the intangible assets were determined using the “cost”, “income approach-excess earnings”, “with and without” and “relief from royalty” valuation methods. In performing the purchase price allocation, the Company considered, among other factors, forecasted financial performance of the acquired business and market performance of the acquired business in China.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(o)                                 VanceInfo - continued

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The following unaudited pro forma information summarizes the results of operations of the Group, as if the merger had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)

Net revenues	$502,126	$673,266
Net income/(loss)	39,532	1,807
Net income/(loss) per share
- Basic	$0.47	$0.02
- Diluted	$0.45	$0.02

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

The amount of revenue included in consolidated statement of operation was $59,323 during the period from November 9, 2012 to December 31, 2012.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      ACQUISITIONS - continued

(p)                                  Other acquisitions

The Group also made following acquisitions during the years ended December 31, 2011:

•                  On April 1, 2011, the Group acquired substantially all of the business and assets of iConnect (“iConnect Business”), a U.S.-based development and testing services provider, with consideration of:

Cash consideration of $400 paid upon closing;

Contingent consideration of $306 paid in 2011.

•                  On April 1, 2011, the Group acquired substantially all of the business and assets of Shanghai Yuetong (“Shanghai Yuetong Business”), a China-based development and testing services provider, with consideration of:

Cash consideration of $600 paid upon closing;

Contingent consideration of $459 paid in 2012.

•                  On June 1, 2011, the Group acquired substantially all of the business and assets of Ascent (“Ascent Business”), a China-based professional technical training services provider, with consideration of:

Cash consideration of $245 paid upon closing;

Contingent consideration of up to $227 based on the financial performance of Ascent Business from July 2011 to June 2014;

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

4.                                      RESTRICTED CASH

The balance of restricted cash of $1,222 and $6,112 as of December 31, 2011 and 2012, respectively, consisted of the following:

(i)                                     $825 and $808 as of December 31, 2011 and 2012, respectively, were deposit of forward foreign currency exchange transactions;

(ii)                                  $397 and $648 as of December 31, 2011 and 2012, respectively, were deposit of Letter of Guarantee for a project;

(iii)                               Nil and $210 as of December 31, 2011 and 2012, respectively, were used to secure bank letter of guarantee for facility rentals in Singapore;

(iv)                              Nil and $2,812 as of December 31, 2011 and 2012, respectively, were deposits of bank bills;

(v)                                 Nil and $1,605 as of December 31, 2011 and 2012, respectively, were pledged deposit for short-term bank loan. This pledged deposit was subsequently released  in January 2013; and

(vi)                              Nil and $29 as of December 31, 2011 and 2012, respectively, were deposits to secure commercial card issued by bank.

5.                                      SHORT-TERM INVESTMENT

Short-term investment is the held-to-maturity securities purchased in December 2012.  As of December 31, 2012, the Company’s held-to-maturity securities carried at amortized cost of $1,765. The held-to-maturity securities are not allowed to be redeemed early before its maturity. The carrying amounts of the held-to-maturity securities approximate their fair value due to their short-term nature, which are within one-year maturity period.

6.                                      ACCOUNTS RECEIVABLE

Accounts receivable, net consists of:

	As of December 31,
	2011	2012

Billed receivable	$43,143	$106,882
Unbilled receivable	22,272	140,197
	65,415	247,079
Less: Allowance for doubtful accounts	4,002	16,386
	$61,413	$230,693

Revenue in excess of billings is recorded as unbilled receivable and included in accounts receivable.  These amounts become billable according to the contract terms.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

6.                                      ACCOUNTS RECEIVABLE - continued

Movement of the allowance for doubtful accounts are as follows:

	As of December 31,
	2010	2011	2012

Balance at the beginning of the year	$220	$3,698	$4,002
Acquired as a result of merger with VanceInfo (note)	—	—	10,197
Allowance for doubtful accounts	3,597	477	5,153
Write off	(126)	(388)	(2,751)
Foreign currency translation adjustments	7	215	(215)
Balance at the end of the year	$3,698	$4,002	$16,386

Note: This represents the fair value adjustment to the acquisition date accounts receivable.

7.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2011	2012

Prepayment for building and property	$—	$13,283
Prepaid rent and other prepaid expenses	1,787	8,038
Advances to suppliers	797	2,449
Other current assets	1,061	1,664
Deposits	357	1,213
Advances to employees	759	1,055
Accrued interests receivable	801	793
Loan receivable	950	—
Total	$6,512	$28,495

Loans receivable as of December 31, 2011 relates to interest-free loans made to the non-controlling interest holders of HiSoft Jinxin.  The loans are interest-free, unsecured and repayable within one year, with an option for extension at the discretion of the Group. The loans were settled by the dividend distribution to non-controlling interest holders of HiSoft Jinxin in 2012.

Prepayment for building and property as of December 31, 2012 was related to the purchase of a facility in Wuxi State Hi-Tech Zone. The balance represented approximately 60% of the total purchase consideration prepaid by the Group. The remaining consideration is expected to be paid in 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

8.                                      PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2011	2012

Construction in progress	$—	$36,797
Furniture, fixtures, electronic equipment and software	18,096	47,591
Transportation equipment	146	2,281
Leasehold improvements	7,263	25,209
	25,505	111,878
Less: Accumulated depreciation	11,731	44,271
	$13,774	$67,607

Depreciation expenses for the years ended December 31, 2010, 2011 and 2012 were $2,918, $4,400, and $ 6,850, respectively.

9.                                      GOODWILL

The changes in the carrying amount of goodwill during the years ended December 31, 2011 and December 31, 2012 are as follows:

	As of December 31
	2011	2012

Balance at the beginning of the year	$18,631	$37,348
Goodwill acquired in business acquisitions	18,112	64,785
Foreign currency translation adjustments	605	526
Balance at the end of the year	$37,348	$102,659

The Group had one reporting unit as of December 31, 2011.  Subsequent to the merger of equals with VanceInfo on November 9, 2012, the Group was still undergoing the integration process at year end. The resources and technology skills held by former Hisoft and VanceInfo were still operating separately at the year end. As a result, the Group has two reporting units as of December 31, 2012.

In the goodwill impairment test, the Group used the income approach in determining the fair value of the Group’s reporting unit. Accordingly, it adopted a discounted cash flow (“DCF”) method under the income approach, which considers a number of factors that include expected future cash flows, growth rates, and discount rates, and requires the Company to make certain assumptions and estimates regarding industry economic factors and future profitability of its business unit. The assumptions are inherently uncertain and subjective.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

9.                                      GOODWILL - continued

When applying the DCF method in determining the fair value of the reporting units, the Company incorporated the use of projected financial information and a discount rate developed using market participant based assumptions. The cash flow projections were based on five-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth. With the consideration of the risk and nature of the reporting unit’s cash flows and the rates of return market participants would require to invest their capital in the reporting unit, the discount rate selected was 16% and terminal value growth rate was 3% for both former Hisoft and VanceInfo.

Based on the impairment tests performed, no impairment charges were recognized for the years ended December 31, 2010, 2011 and 2012, respectively.

10.                               INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2011 and 2012 were as follows:

		Customer base
	Contract	and customer	Trade		Non-compete	Software
	backlog	relationship	name	Trademark	agreement	technology	Total

Balance as of January 1, 2011	$49	$3,630	$782	$—	$—	$—	$4,461
Acquisition	1,425	7,040	1,425	3,043	359	—	13,292
Amortization	(696)	(1,778)	(168)	(17)	(18)	—	(2,677)
Foreign currency translation adjustments	12	72	34	—	4	—	122

Balance as of December 31, 2011	790	8,964	2,073	3,026	345	—	15,198
Acquisition	1,470	15,200	29,989	513	1,887	2,459	51,518
Amortization	(1,611)	(3,400)	(428)	(157)	(225)	(237)	(6,058)
Impairment	—	—	(2,836)	(2,679)	—	—	(5,515)
Foreign currency translation adjustments	3	54	84	9	10	—	160

Balance as of December 31, 2012	$652	$20,818	$28,882	$712	$2,017	$2,222	$55,303

Gross carrying amount
Balance as of December 31, 2011	$1,673	$11,190	$2,235	$3,043	$359	—	$18,500
Balance as of December 31, 2012	$3,143	$26,390	$29,388	$877	$2,246	$2,459	$64,503

Accumulated amortization
Balance as of December 31, 2011	$883	$2,226	$162	$17	$14	—	$3,302
Balance as of December 31, 2012	$2,491	$5,572	$506	$165	$229	$237	$9,200

The Group recorded amortization expenses of $875, $2,677 and $6,058 in 2010, 2011 and 2012, respectively.

The Group expects to record an amortization expense of $10,431, $8,666, $6,824, $5,414 and $7,866 for the year 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

Consequential to the merger of equals with VanceInfo, the Group has written down the trademarks and trade names of $5,515 for the year ended December 31, 2012 since management determined not to use certain trademarks and trade names as a result of the re-branding process after the merger transaction.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

11.                               LONG-TERM INVESTMENT

Equity method investment

As a result of the merger with VanceInfo, the Company owned 100% Beijing Sunwin Technology Co., Ltd. (“Beijing Sunwin”), a China-based company providing IT consulting and solutions to companies in Chinese airline industry. Beijing Sunwin has a 50% equity interest in a PRC joint venture company, namely Beijing Yunxiang Weiye Information Technology Co., Ltd. Such equity interest was also acquired as part of the merger with VanceInfo. The investment has been recorded using the equity method of accounting because the Group has the ability to exercise significant influence over the operating and financing activities of the investee but does not have control over it.

The investment earnings generated from the equity method investments for the year ended December 31, 2012 was $23.

12.                               LAND USE RIGHTS

As a result of merger with VanceInfo, the Company obtained two pieces of land in Beijing and recorded the land use right at fair value at the acquisition date as a part of the purchase price allocation and amortizes the cost of land use right on a straight-line basis over the remaining useful life.

The Group recorded amortization expenses of $71 for the year ended December 31, 2012.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.                               ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2011	2012
Employee payroll and welfare payables	$16,815	$55,240
Contingent acquisition consideration payable	10,366	31,519
Accrued merger related cost	—	12,290
Accrued other operating expenses	1,946	6,074
Advance from customers	3,111	7,662
Subcontractors fees	3,043	7,507
Other payable	1,559	6,922
Accrued professional fees	1,670	2,136
Accrued rental expenses	801	2,815
Accrued travel expenses	1,124	2,262
Amount due to a related party	—	136
Total	$40,435	$134,563

Accrued other operating expenses mainly comprised of accrued employee related reimbursement expenses and other accrued operating expenses.

Accrued merger related costs as of December 31, 2012 were mainly related to the severance costs payable and professional fee payables to the third-parties service organizations in relation to the merger of equals with VanceInfo.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                               FAIR VALUE

(a)                                Assets and liabilities measured at fair value on a recurring basis

The Company measured cash equivalents, foreign currency forward contracts and contingent consideration on a recurring basis as of December 31, 2011 and December 31, 2012.

Foreign currency forward contracts

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

As of December 31, 2011 and 2012, the fair value of foreign currency forward contracts, which amounted to $26 and $8, respectively, is recorded in other receivable. During the years of 2010, 2011 and 2012, gains and losses on the foreign currency forward contracts are recognized in the consolidated statement of operations.

Details of the outstanding foreign currency forward contracts as of December 31, 2011 and 2012 were as follows:

	As of December 31,
	2011	2012

Settlement currency in:
Japanese Yen (¥) of entity with functional currency in RMB
Notional contract amount (Original currency)	¥150,000,000	—
Notional contract amount (U.S. dollar equivalent)	$1,927	—
U.S. dollar of entity with functional currency in RMB
Notional contract amount (U.S. dollar)	$5,480	$1,800

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                               FAIR VALUE - continued

(a)                                 Assets and liabilities measured at fair value on a recurring basis - continued

Contingent consideration

The contingent consideration in connection with the acquisitions of Horizon Information, Echo Lane, Besure, Beans, iConnect, Ascent, NouvEON, HURO, Logoscript, Longhaul, Glory, Bearing Point, Newton, Hisoft Jinxin, Beijing DPC, VanceInfo Australia, Lifewood, Beijing Viatt, TP and Sunwin determined at fair value based on, among other factors, forecast financial performance of the acquired business, and discount rate (Level 3 inputs).

The Group estimates and records the acquisition date estimated fair value of contingent consideration as part of purchase price consideration for acquisitions. Additionally, at the end of each reporting period, the Group calculates the changes in the fair value of contingent consideration, and recognizes such changes in the consolidated statement of operations.

An increase in the earn-out expected to be paid will result in a charge to operations in the quarter that the anticipated fair value of contingent consideration increases, while a decrease in the earn-out expected to be paid will result in a credit to operations in the quarter that the anticipated fair value of contingent consideration decreases. The estimate of the fair value of contingent consideration requires subjective assumptions to be made of future operating results, discount rates, and timing of earn-out payments. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect the Group’s future financial results.

The fair value measurement of the contingent consideration encompasses the following significant unobservable inputs:

Unobservable Inputs	Range
Estimated contingent consideration payments	$32 - $12,025
Discount rate	1.55% - 11.70%
Timing of cash flows	0.25-2.33 years

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                               FAIR VALUE - continued

(a)                                 Assets and liabilities measured at fair value on a recurring basis - continued

The following table summarizes the movement of the Group’s contingent consideration measured at fair value on recurring basis for the year ended December 31, 2012:

Contingent consideration as of January 1, 2011	$8,444
Increase in contingent consideration as a result of business acquisitions	28,065
Less: Payments made during 2011	(19,883)
Add: Changes in fair values	1,824
Foreign currency translation adjustments	102

Contingent consideration as of January 1, 2012	$18,552
Assumed from the merger with VanceInfo	16,775
Increase in contingent consideration as a result of business acquisitions	20,355
Less: Payments made during 2012	(3,047)
Settlement of contingent consideration	(918)
Add: Changes in fair values	(659)
Foreign currency translation adjustments	361

Contingent consideration as of December 31, 2012	$51,419

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Other	Significant
	December, 31	Active Market for	Observable	Unobservable
Description	2011	Identical Liabilities	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Contingent consideration	$(18,552)	—	$—	$(18,552)
Foreign currency forward contracts	26	—	26	—
Total	$(18,526)	—	$26	$(18,552)

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Other	Significant
	December, 31	Active Market for	Observable	Unobservable
Description	2012	Identical Liabilities	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Contingent consideration	$(51,419)	—	$—	$(51,419)
Foreign currency forward contracts	8	—	8	—
Total	$(51,411)	—	$8	$(51,419)

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011AND 2012

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

The Group measured the fair value of the purchased intangible assets using the “income approach - relief from royalty” and “income approach - excess earnings” valuation methods.  These acquired intangible assets are considered Level 3 assets and liabilities because the Group used unobservable inputs, such as forecast financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets and liabilities. In 2012, an impairment loss of $5,515 was recognized for certain trade names as the Company is in the process of re-branding due to the merger with VanceInfo, and the Group has changed the estimated useful life of certain intangible assets from indefinite life to definite life.

The fair value was determined using models with significant unobservable inputs, Level 3 inputs, primarily the discounted future cash flow. Goodwill, other intangible assets and long term investment are measured at fair value on a non-recurring basis and they are recorded at fair value only when impairment is recognized.

The fair value measurements of the intangible assets encompass the following significant unobservable inputs:

Unobservable Inputs	Range
Estimated net revenues	$1,400-$30,316
Royalty savings	2%-4%
Discount rate	16%
Timing of cash flows	1-2 years

In addition, the Group also measured financial assets of term deposits on a nonrecurring basis based on Level 3 inputs and classified the term deposits as held-to-maturity and carried at cost

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.                               INCOME TAXES

The current and deferred components of income tax expense are as follows:

	Years ended December 31,
	2010	2011	2012
Current tax expense
- PRC and Hong Kong	$1,725	$968	$5,295
- Japan	136	78	41
- U.S.	102	330	10
- Singapore	374	1,006	670
- Australia	—	—	91
	2,337	2,382	6,107
Deferred tax expense (benefit)
- PRC and Hong Kong	34	(881)	(2,070)
- Japan	266	(42)	(102)
- U.S.	(646)	241	(2,486)
- Singapore	(57)	18	(81)
- Europe	—	—	(3)
- Australia	—	—	(155)
	(403)	(664)	(4,897)
Income tax expense	$1,934	$1,718	$1,210

Cayman Islands

Pactera International and VanceInfo Technology are tax-exempted companies incorporated in the Cayman Islands and are not subject to tax on income or capital gains.

British Virgin Islands

HiSoft Holdings, HiSoft Systems Holdings, Pactera BVI and Pactera Financial Solutions are exempted from income tax in the British Virgin Islands where they were incorporated.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.                               INCOME TAXES - continued

Hong Kong

Hisoft Hong Kong was established in Hong Kong in October 2005.  In 2007, it was subject to Hong Kong profit tax at 17.5%.  Beginning from 2008, the Hong Kong profit tax rate has been changed to 16.5%.

TP HK was established in Hong Kong in October 1994. It has been subject to Hong Kong profit tax at 16.5% from 2008.

TP Teleservices was established in Hong Kong in October 1998. It has been subject to Hong Kong profit tax at 16.5% from 2008.

TP Taiwan was established in Hong Kong in October 1994. It has been subject to Hong Kong profit tax at 16.5% from 2008.

TP Consultants was established in Hong Kong in November 1987 and was acquired in 2011. It has been subject to Hong Kong profit tax at 16.5% from 2008.

Pactera HK was established in Hong Kong in March 2007.  In 2007, it was subject to Hong Kong profit tax at 17.5%.  Beginning from 2008, the Hong Kong profit tax rate has been changed to 16.5%.

LW Technology and LW Data were acquired in 2011. They are subject to Hong Kong profit tax at 16.5%.

Pactera Financial Service was acquired in 2010. It is subject to Hong Kong profit tax at 16.5%.

Japan

Pactera Japan, ISL and Newton were established in Japan and are subject to Japanese income taxes at 42%.

VanceInfo Japan was established in Japan and is subject to Japanese income taxes at 18%.

Singapore

Pactera Singapore, AllianceSPEC and VanceInfo Singapore are subject to Singapore income taxes at rate of 17%.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.          INCOME TAXES - continued

The United States

DMK International, Hisoft Envisage, Wave, Echo Lane NouvEON, and Pactera USA were established in the United States and are subject to the U.S. federal income taxes at gradual rates from 15% to 39% and state income taxes of 6%, 8.84%, 1%, 8.84%, 6.9%, and 8.84%,respectively.

Spain

Logoscript International S.L. and Logoscript S.L. were established in Spain and subject to the Spanish income tax at the rate of 30%.

Australia

Bearing Point is subject to Australian income taxes at the rate of 30%.

VanceInfo Australia was established in Australia in July 2010. It has been subject to corporate income tax at 30% from 2010.

Malaysia

Pactera Malaysia was established in Malaysia in June 2008. It is subject to corporate income tax at 25%.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.          INCOME TAXES - continued

PRC - continued

Under the New EIT Law, an enterprise which qualifies as a “high and new technology enterprise” (“the new HNTE”) is entitled to a tax rate of 15%.  HiSoft Chengdu, HiSoft Dalian, HiSoft Beijing, HURO and Glory obtained the new HNTE status in 2011, while Hisoft Jinxin in 2012.  Beijing DPC was qualified for the new HNTE from 2011 to 2013. VanceInfo Beijing obtained the new HNTE in 2008, and it is eligible to a three-year exemption and a three-year 50% reduction in EIT from 2005. As such it is entitled to the preferential tax rate of 7.5% from 2008 to 2010. The HNTE certificate was renewed in 2011 and is entitled to the preferential tax rate 15% in 2011 and 2012. It was further recognized as a “key software enterprise under the State plan” in 2012, which would entitle it to a 10% preferential income tax rate in 2011 and 2012 if the certificate was obtained before May 31, 2013.

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

The ministry of finance, the State Administration of Taxation and the Customs jointly issued the Notice on the Relevant Enterprise Income Tax Polices on encouraging the software and IC industry development questions, enterprises which obtained the certificate of new setup software enterprise (“NSE”) was entitled to an two-year exemption and three-year half reduction of EIT. HiSoft Wuxi, VanceInfo Nanjing, VanceInfo Shenzhen were qualified for the Polices in 2012.

The State Administration of Taxation issued the Notice on the Relevant Enterprise Income Tax Polices on further encouraging the software and IC industry development, the key software and IC design enterprises in the state planning layout which was not enjoy tax breaks, shall be levied at a reduced tax rate of 10%.  Hisoft Dalian, VanceInfo Beijing and VanceInfo Shanghai were entitled to the key software and IC design enterprise in 2012 and enjoyed a tax rate at 15%, and would enjoy 10% rate in 2011 and 2012 if the certificate was obtained before May 31 2013.

The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates, are presented in the following table.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.          INCOME TAXES - continued

PRC - continued

Subsidiaries	0%	7.5%	10%	12.5%	15%	18%	20%

HiSoft Dalian (1)	—	—	—	2008-2009	2010-2013	—	—
HiSoft Shenzhen (3)	—	—	—	—	2010-2013	2008	2009
HiSoft Chengdu (1)	—	—	—	—	2008-2013	—	—
HiSoft Beijing (1)	2008	2009-2010	—	—	2011-2013	—	—
HiSoft Wuxi (2)	2010-2011	—	—	2012-2013	—	—	—
HURO (1)	—	—	—	—	2011-2013	—	—
Hisoft Jinxin (1)	—	—	—	—	2012-2013	—	—
Glory (1)	—	—	—	—	2011-2013	—	—
VanceInfo Beijing (4)	—	2008-2010	—	—	2011-2013	—	—
VanceInfo Nanjing (5)	2009-2010	—	—	2011-2013	—	—	—
VanceInfo Shenzhen (6)	2010-2011	—	—	2012-2013	—	—	—
Beijing DPC (7)	—	—	—	—	2011-2013	—	—
VanceInfo Shanghai (8)	—	—	2009		2010-2013	—	—

(1)                                 The new HNTE status obtained by HiSoft Dalian, HiSoft Chengdu, HiSoft Beijing, HURO and Glory in 2011, while Hisoft Jinxin in 2012, under the New EIT Law is valid for three years and qualifying entities can re-apply for an additional three years provided their business operations continue to qualify for the new HNTE status.

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

(4)                                 VanceInfo Beijing obtained the new HNTE in 2008, and it is eligible to a three-year exemption and a three-year 50% reduction in EIT from 2005. As such it is entitled to the preferential tax rate of 7.5% from 2008 to 2010.   The HNTE certificate was renewed in 2011 and is entitled to the preferential tax rate 15% from 2011, As it was further recognized as a “key software enterprise under the State plan” in 2012, which would entitled it to a 10% preferential income tax rate in 2011 and 2012 if the certificate was obtained before May 31, 2013.

(5)                                 VanceInfo Nanjing obtained the certificate of new setup software enterprise in 2009 and was entitled to an exemption of EIT from 2009 to 2010 and 50% reduction for the subsequent three years at the preferential tax rate of 12.5% from 2011 to 2013.

(6)                                 VanceInfo Shenzhen obtained the approved newly established IC design software enterprise and qualified software enterprise in 2010 and was entitled to an exemption of EIT in 2010 and 2011 and 50% reduction for the subsequent three years at the preferential tax rate of 12.5% from 2012 to 2014.

(7)                                 DPC was qualified for the new HNTE and the certificate was renewed in 2012.  As such, it is liable for 15% tax rate from 2011 to 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.          INCOME TAXES - continued

PRC - continued

(8)                                 VanceInfo Shanghai was qualified as the new HNTE in December 2009,and was further recognized as a “key software enterprise under the State plan” in December 2009, which entitled it to a 10% preferential income tax rate in 2009. VanceInfo Shanghai obtained the advanced technology service enterprises and was subject to 15% from 2010 to 2012.   As it was further recognized as a “key software enterprise under the State plan” in 2012, which would entitled it to a 10% preferential income tax rate in 2011 and 2012 if the certificate was obtained before May 31, 2013.

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2010	2011	2012
Deferred tax assets
Gross	$4,946	$5,949	$16,829
Less: Valuation allowance	(4,172)	(5,033)	(4,596)
Total net deferred tax assets	774	916	12,233
Represented by:
Deferred tax assets - current:
Allowance for doubtful accounts	1,667	1,954	2,742
Accrued expenses	286	131	6,217
Total deferred taxes assets - current	1,953	2,085	8,959
Less: Valuation allowance	(1,667)	(1,462)	(19)
Net deferred tax assets - current, net	286	623	8,940
Deferred tax assets - non-current:
Net operating losses	2,913	3,811	6,975
Depreciation	80	53	895
Total deferred taxes assets - non-current	2,993	3,864	7,870
Less: Valuation allowance	(2,505)	(3,571)	(4,577)
Net deferred tax assets - non-current, net	488	293	3,293
Current deferred tax liabilities:
Depreciation	(13)	(8)	—
Unbilled account receivables	—	—	(411)
Current deferred tax liabilities	(13)	(8)	(411)
Non-current deferred tax liabilities:
Intangible assets	(614)	(3,017)	(11,145)
Depreciation	(25)	(88)	(116)
Non-current deferred tax liabilities	$(639)	$(3,105)	$(11,261)

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.          INCOME TAXES - continued

The Group operates through multiple subsidiaries and VIE and the valuation allowance is considered on each individual subsidiary and VIE basis.  The subsidiaries and VIE registered in the PRC have total net operating loss carry forwards of $2,907 and $5,313 as of December 31, 2011 and 2012 which will expire on various dates between December 31, 2012 and December 31, 2016.  Valuation allowances have been established because the Group believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant.

Reconciliation between income tax expense computed by applying the PRC tax rate to income before income tax and the income tax expense is as follows:

	Years ended December 31,
	2010	2011	2012

Tax expenses at statutory tax rate in PRC	$3,498	$5,029	$1,128
Permanent differences	346	551	314
Different tax jurisdictions	(270)	306	3,253
Tax holiday in PRC	(4,853)	(4,788)	(3,102)
Increase in valuation allowance	2,303	861	(437)
Other	910	(241)	54
Income tax expense	$1,934	$1,718	$1,210

Certain consolidated entities of the Group enjoy tax holidays granted by the local tax authorities. Without the tax holidays, the Group’s income tax expense would have increased by $4,853, $4,788 and $3,102 for the years ended December 31, 2010, 2011 and 2012, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.21, $0.12 and $0.07 for the years ended December 31, 2010, 2011 and 2012, respectively.  The impact of the tax holidays on diluted net income per ordinary share was an increase of $0.13, $0.11 and $0.06 for the years ended December 31, 2010, 2011 and 2012, respectively.

The components of consolidated income before income tax expense as either domestic or foreign are as follows:

	Years ended December 31,
	2010	2011	2012

Domestic (Cayman Islands)	$(5,274)	$(7,125)	$(22,937)
Foreign (PRC)	24,460	18,873	19,795
Foreign (Others)	(5,195)	8,368	7,654
Income before income tax expense	$13,991	$20,116	$4,512

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $44,241, $79,611 and $179,601 as of December 31, 2010, 2011 and 2012 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

The Group is subject to taxation in the U.S. at federal and various states level and also foreign jurisdictions.  There are no ongoing examinations by tax authorities at this time.  The Group’s various tax years from 2007 to 2012 remain open in various tax jurisdictions.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A, A-1 preferred shares

On August 19, 2004, the Group issued 2,867,754 shares of Series A convertible redeemable preferred shares (“Series A shares”) and 2,437,591 warrants which are exercisable into Series A or Series A-1 convertible redeemable preferred shares (“Series A-1 shares”) to a group of third party investors for cash proceeds of $8,000, at an issuance price of $2.79 per Series A share.  At the time of issuance, the Group first determined the fair value of warrants as they are financial liabilities and used the residual method to allocate the remaining proceeds to the Series A shares.  Accordingly, the warrants were recorded at $1,109, and the preferred shares were recorded at $6,891.

On October 18, 2004, the Group issued 1,075,408 shares of Series A shares and 286,775 warrants exercisable into Series A-1 shares to another third party investor for cash proceeds of $3,000, at an issuance price of $2.79 per Series A share.  At the time of issuance, the Group first determined the fair value of warrants as they are financial liabilities and used the residual method to allocate the remaining proceeds to the Series A shares.  Accordingly, the warrants were recorded at $111 and preferred shares were recorded at $2,889.

On August 2, 2007, 143,388 warrants were exercised, and the Group issued 143,388 shares of Series A shares, and received cash proceeds of $100.  On August 2 and August 17, 2007 2,580,978 warrants were exercised, and the Group issued 2,580,978 Series A-1 preferred shares and received cash proceeds of $9,000.

The holders of preferred shares may redeem up to all of their shares at any time commencing after December 31, 2010 at a redemption price equal to 110% of the applicable original issuance price per share plus all declared but unpaid dividends.  Deemed dividend of $385 was recorded for the additional Series A-1 preferred shares issued in connection with the warrants exercised in 2007.

In June 2010, all series A, A-1 shares were automatically converted into 7,247,602 common shares upon the IPO of the Company.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.          CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Series B preferred shares

On June 30, 2006, the Group issued 3,211,884 shares of Series B convertible redeemable preferred shares (“Series B shares”) to a group of third party investors for cash proceeds of $11,200, at an issuance price of $3.49 per Series B share.  The same group of investors also committed to subscribe 4,817,826 shares of series B shares on December 30, 2006, of which the capital related cash proceeds were received and shares issued in April 2007.

The holders of preferred shares may redeem up to all of their shares at any time commencing after December 31, 2010 at a redemption price equal to 110% of the applicable original issuance price per share plus all declared but unpaid dividends.  Deemed dividend of $1,865 was recorded for 4,817,826 shares of Series B preferred shares issued in 2007 in connection with the redemption premium of the preferred shares.

In June 2010, all series B shares were automatically converted into 8,029,710 common shares upon the IPO of the Company.

Series C preferred shares

On August 17, 2007, the Group issued 4,236,454 shares of Series C convertible redeemable preferred shares (“Series C preferred shares”) to a group of third party investors for net cash proceeds of $32,500, at an issuance price of $7.67 per Series C preferred share.

The holders of preferred shares may redeem up to all of their shares at any time commencing after December 31, 2010 at a redemption price equal to 110% of the applicable original issuance price per share plus all declared but unpaid dividends.  Deemed dividend of $3,512 was recorded for the 4,236,454 shares of Series C preferred shares issued in 2007 in connection with the redemption premium of the preferred shares.

In June 2010, all Series C shares were automatically converted into 6,853,087 common shares upon the IPO of the Company.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.                               COMMON SHARES

In 2004, the Company issued 4,642,176 common shares at par value of $0.00139482 per share to the Founders of the Group in connection with the establishment of Pactera International, and the proceeds of $1 from the subscription receivable at $1 was received in 2010.

In connection with the acquisition of the remaining equity interest in HiSoft Holdings, the Company issued 1,114,983 common shares with a fair value of $1.81 per share to Tianhai in June 2007.  A further 286,469 common shares with a fair value of $3.92 was issued to Tianhai in February 2008 as part of the earn-out payment for the acquisition.

In June 2010, the Company completed its IPO of ADS and listed the ADSs on the Nasdaq Global Select Market.  Each ADS represents 1 common shares of the Company.  The Company offered 8,717,971 ADSs, representing 8,717,971 common shares, and certain selling shareholders offered 1,362,183 ADSs, representing 1,362,183 common shares.  Total net proceeds received were $62,332, net of offering costs of $10,284.  In addition, all Series A, A-1, B, and C convertible redeemable preferred shares were automatically converted into 22,130,399 common shares upon the IPO.

In December 2010, the Company and certain selling shareholders of the Company completed a follow-on public offering and the Company issued 681,091 ADSs, representing 681,091 common shares.  Total net proceeds received were $12,298, net of offering costs of $702.

During 2010, 226,256 common shares were issued in connection with the exercise of option and vesting of nonvested shares previously granted under the Share Incentive Plan.

The Company issued 2,150,814, 1,075,406 and 2,070,467 common shares in 2012, 2011 and 2010, respectively, for future delivery to the employees upon exercise of vested share options or grant of nonvested shares as set out in Note 15.

In connection with the merger of equals with VanceInfo, the Company effected a 13.9482 to 1 common share consolidation and changed the ratio of the Company’s ADSs representing common shares from one ADS for nineteen common shares to one ADS for one common share. As a result, the shares data and the basic and diluted net income per share were adjusted retroactively for all periods presented.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN

Share Incentive Plan

On January 1, 2005, the Company’s board of directors approved the Pactera Technology International Ltd. Share Incentive Plan (“Share Incentive Plan”).  The maximum number of common shares that may be granted under this plan will not exceed 734,862 shares.  In 2006, the Company’s board of directors approved an additional 3,039,819 shares for grants under the Share Incentive Plan.  In 2007, the Company’s board of directors approved an additional 1,111,254 shares for grant.  In 2008, the Company’s board of directors approved an additional 290,213 shares for grant.  In 2009, the Company’s board of directors approved an additional 716,938 shares for grant.  In March 2010, the Company’s board of directors approved 716,938 shares pursuant to a special option plan.

2011 Equity Incentive Plan

On July 1, 2011, the Company’s board of directors approved the Pactera Technology International Ltd. Stock Incentive Plan (“2011 Equity Incentive Plan”).  The total number of common shares that may be issued under this plan as of the effective date of this plan was 1,290,489. Upon merger and equals with VanceInfo,  the board of directors approved the First Amendment to Hisoft Technology International Limited 2011 Equity Incentive Plan (“ Amended 2011 Equity Incentive Plan”) and the total number of shares which may be issued under this plan was increased to 8,048,874, with an annual increase to be added on January 1 of each calendar year during the term of this plan, commencing from January 1, 2014, equal to the lesser of (i) 2.5% of the total number of shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) a lesser number of shares determined by the Compensation Committee of the Company’s board of directors, and subject to adjustment based on a change in the capital structure of the Company and other significant corporate events as specified in this Amended 2011 Equity Incentive Plan.  In addition to the above maximum aggregate number of common shares may be issued under this plan, the Compensation Committee may authorize, grant and issue common shares and stock options pursuant to or in substitution for any options or other awards assumed in connection with any mergers or other acquisitions; provided that such grants comply with all applicable laws and the rules of any exchange on which the Company’s common shares are traded.

As of December 31, 2012, the maximum number of common shares that may be delivered under this plan was 8,048,874 common shares and 5,007,630 options and nonvested shares have been granted to employees under this plan.

No options shall be exercisable after ten years from the date of grant.  The options will vest first 1/2, 1/3 or 1/4 on a date specified in the option award agreement, which is usually a date approximately one year from the date of grant, and thereafter, 1/8, 1/12 or 1/16 respectively on each of the quarterly anniversaries from the first vesting date.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.          SHARE-BASED COMPENSATION PLAN - continued

VanceInfo 2005 Stock Plan

Pursuant to the merger of equals with VanceInfo, the Group adopted the 2005 Stock Option Plan (“VanceInfo 2005 Stock Option Plan”), which assumed from VanceInfo and allowed the Group to grant options to the former VanceInfo’s employees and directors to purchase 1,867,500 ordinary shares subject to vesting requirement. No options shall be exercisable after ten years from the date of grant. The options will vest first 1/4 on a date specified in the option award agreement, which is usually a date approximately 9 months or one year from the date of grant, and thereafter, 1/48 on each of the monthly anniversaries or 1/16 on each of the quarterly anniversaries from the first vesting date. As of December 31, 2012, 1,093,435 options and nonvested shares have been granted to employees under this plan.

VanceInfo 2007 Stock Incentive Plan

The Group also adopted the 2007 Share Incentive Plan (“VanceInfo 2007 Share Incentive Plan”), which assumed from VanceInfo and the Group authorized to grant to the former VanceInfo’s employees and non-employees options to purchase ordinary shares or nonvested shares up to a total of 1,100,000 ordinary shares of the Company with an annual increase up to 3% of the number of ordinary shares outstanding as of the first day of each year beginning 2008 .The plan will expire on the tenth anniversary of the effective date of the plan. The term of any option granted under the 2007 Share Incentive Plan shall not exceed ten years. The options and nonvested shares will vest first 1/4 on the first anniversary of the date of grant and thereafter, 1/16 on each of the quarterly anniversaries or 1/4 on each of the anniversaries from the first vesting date. As of December 31, 2012, 2,507,996 options and nonvested shares have been granted to employees under this plan.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.          SHARE-BASED COMPENSATION PLAN - continued

I.                                         Stock Options

Changes in options outstanding were as follows:

(i)                                     Share Incentive Plan

			Weighted	Weighted average
		Weighted	average	intrinsic value
	Number of	average	grant-date	per option at
	share options	exercise price	fair value	the grant dates

Share options outstanding as of January 1, 2010	3,880,801	$4.18
Granted	1,135,702	$5.58	$3.07	—
Exercised	(301,898)	$3.77
Cancelled	(205,821)	$5.58

Share options outstanding as of December 31, 2010	4,508,784	$4.46
Granted	114,685	$16.74	$8.93	—
Exercised	(1,007,740)	$4.18
Cancelled	(217,539)	$9.76

Share options outstanding as of December 31, 2011	3,398,190	$4.60
Granted	—	—	—	—
Exercised	(401,179)	$4.34
Cancelled	(81,840)	$6.64

Share options outstanding as of December 31, 2012	2,915,171	$4.58

(ii)                                  2011 Equity Incentive Plan

			Weighted	Weighted average
		Weighted	average	intrinsic value
	Number of	average	grant-date	per option at
	share options	exercise price	fair value	the grant dates

Granted	34,055	$8.79	$4.32	—
Exercised	—	—
Cancelled	—	—

Share options outstanding as of December 31, 2011	34,055	$8.79

Granted	215,084	$7.25	$3.77	—
Exercised	—	—
Cancelled	—	—

Share options outstanding as of December 31, 2012	249,139	$7.46

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

I.                                        Stock Options - continued

The options vest ratably over one to four year period, which is generally the service period and exercisable over a period of ten years from the date of grant.

(iii)                               VanceInfo 2005 Stock Plan

			Weighted
			average	Weighted average
			fair value	intrinsic value
	Number of	Weighted	as of	per option as of
	share options	average	November 9, 2012	November 9, 2012

Assumed as of November 9, 2012	1,093,435	$1.90	$1.31	6,118,710
Exercised	(61,340)	$0.78
Cancelled	—	—

Share options outstanding as of December 31, 2012	1,032,095	$1.97

(iv)                              VanceInfo 2007 Share Incentive Plan

			Weighted
		Weighted	average	Weighted average
			fair value	intrinsic value
	Number of	average	as of	per option as of
	share options	exercise price	November 9, 2012	November 9, 2012

Assumed as of November 9, 2012	2,557,084	$7.56	$6.18	1,138,653
Exercised	(25,908)	$5.53
Cancelled	(49,088)	$7.96

Share options outstanding as of December 31, 2012	2,482,088	$7.57

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

I.                                        Stock Options - continued

Information with respect to options outstanding as of December 31, 2012 is as follows:

(i)                                     Share Incentive Plan

Options outstanding				Options exercisable
	Weighted				Weighted
	average	Weighted			average	Weighted
	remaining	average	Aggregate		remaining	average	Aggregate
Number	contractual life	exercise	intrinsic	Number	contractual life	exercise	intrinsic
outstanding	in years	price	value	exercisable	in years	price	value

2,915,171	5.04	4.58	9,982,749	2,799,911	4.93	4.55	9,717,201

In 2010, 2011 and 2012, 301,898, 1,007,740 and 401,179 options, respectively, were exercised.  Total intrinsic value of options exercised in each of those years was $5,368, $11,142 and $ 1,881 in 2010, 2011 and 2012, respectively.

(ii)                                  2011 Equity Incentive Plan

Options outstanding				Options exercisable
	Weighted				Weighted
	average	Weighted			average	Weighted
	remaining	average	Aggregate		remaining	average	Aggregate
Number	contractual life	exercise	intrinsic	Number	contractual life	exercise	intrinsic
outstanding	in years	price	value	exercisable	in years	price	value

249,139	8.98	$7.46	147,748	34,055	8.85	8.79	—

In 2012, there was nil option being exercised under this plan and 34,055 options was exercisable as of December 31, 2012.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

I.                                        Stock Options - continued

(iii)                               VanceInfo 2005 Stock Plan

Options outstanding				Options exercisable
	Weighted				Weighted
	average	Weighted			average	Weighted
	remaining	average	Aggregate		remaining	average	Aggregate
Number	contractual life	exercise	intrinsic	Number	contractual life	exercise	intrinsic
outstanding	in years	price	value	exercisable	in years	price	value

1,032,095	3.56	$1.97	6,169,583	1,032,095	3.56	$1.97	6,169,583

In 2012, there was 61,340 options being exercised under this plan and 1,032,095 options was exercisable as of December 31, 2012.

(iv)                              VanceInfo 2007 Share Incentive Plan

Options outstanding				Options exercisable
	Weighted				Weighted
	average	Weighted			average	Weighted
	remaining	average	Aggregate		remaining	average	Aggregate
Number	contractual life	exercise	intrinsic	Number	contractual life	exercise	intrinsic
outstanding	in years	price	value	exercisable	in years	price	value

2,482,088	3.59	$7.57	1,562,454	896,559	2.47	$6.89	1,165,326

In 2012, there was 25,908 options being exercised under this plan and 896,559 options was exercisable as of December 31, 2012.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

I.                                        Stock Options - continued

A summary of the status of the Group’s options to be vested as of December 31, 2010, 2011 and 2012 and changes during the years ended December 31, 2010, 2011 and 2012 is as below:

(i)                                     Share Incentive Plan

		Weighted	Weighted
		-average	-average
		grant	exercise
		date	price
Options to be vested	Share options	fair value	per share

As of January 1, 2010	955,303	$1.39	$5.02
Granted	1,135,702	3.07	5.58
Vested	(523,701)	1.53	4.74
Forfeited	(205,821)	2.65	5.58

As of December 31, 2010	1,361,483	$2.51	$5.58
Granted	114,685	8.93	16.74
Vested	(704,248)	1.67	5.30
Forfeited	(217,539)	4.18	9.76

As of December 31, 2011	554,381	$4.88	$6.56
Granted	—	—	—
Vested	(357,282)	3.01	5.79
Forfeited	(81,840)	9.21	6.64

As of December 31, 2012	115,259	7.63	8.88

Vested and expect to vest as of December 31, 2012	4,676,796		4.45

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

I.                                        Stock Options - continued

(ii)                                  2011 Equity Incentive Plan

		Weighted	Weighted
		-average	-average
		grant	exercise
		date	price
Options to be vested	Share options	fair value	per share

Granted	34,055	$4.32	$8.79
Vested	—	—	—
Forfeited	—	—	—

As of December 31, 2011	34,055	$4.32	$8.79

Granted	215,082	$3.77	$7.25
Vested	(34,055)	$4.32	$8.79
Forfeited	2	$3.89	$7.60

As of December 31, 2012	215,084	$3.77	$7.25

Vested and expect to vest as of December 31, 2012	249,139		$7.46

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

I.                                        Stock Options - continued

(iii)                               VanceInfo 2005 Stock Plan

		Weighted	Weighted
		-average	-average
		grant	exercise
		date	price
Options to be vested	Share options	fair value	per share

Assumed as of November 9, 2012	1,093,435	$1.31	$1.90
Vested	(125)	$1.71	$3.50
Forfeited	—	—	—

As of December 31, 2012	1,093,310	$1.31	$1.90

Vested and expect to vest as of December 31, 2012	1,093,435		$1.90

(iv)                              VanceInfo 2007 Share Incentive Plan

		Weighted	Weighted
		-average	-average
		grant	exercise
		date	price
Options to be vested	Share options	fair value	per share

Assumed as of November 9, 2012	2,557,084	$6.18	$7.56
Vested	(81,381)	$3.47	$6.57
Forfeited	(49,088)	$8.35	$7.96

As of December 31, 2012	2,426,615	$6.23	$7.58

Vested and expect to vest as of December 31, 2012	2,507,996		$7.55

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.          SHARE-BASED COMPENSATION PLAN — continued

I.                                        Stock Options - continued

The fair value of each option granted was estimated on the date of grant by the Group and was determined using the Black-Scholes options-pricing model with the following assumptions, presented in weighted average, for the years ended December 31, 2010, 2011 and 2012 respectively except for the options assumed under the merger and equals with VanceInfo on November 9, 2012:

	2010	2011	2012

Risk-free interest rate	1.90% - 3.04%	1.44% - 2.90%	1.04%
Expected dividend yield	—	—	—
Expected life (years)	5.5 - 6.1	5.5 - 6.1	6.5
Expected volatility	47% - 55%	53%	53%
Exercise price	$4.18 - $19.25	$8.79 - $22.18	7.25
Fair value of the underlying common shares	$5.44 - $19.25	$8.79 - $22.18	7.49

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN — continued

I.                                        Stock Options - continued

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

The fair value of the options granted under the merger and equals with VanceInfo on November 9, 2012 was estimated with the assistance of an independent third-party appraiser, and was determined using binomial model with the following assumptions:

Expected volatility (1)	52.0% - 66.0%
Risk-free interest rate (2)	0.7% - 1.4%
Expected dividend yield (3)	Nil
Exercise price (4)	$4.58 - $ 11.00
Fair value of the underlying ordinary shares (5)	$7.49

(1)                                 Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on average historical volatility of comparable companies for the period before the valuation date with lengths equal to the life of the options.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN — continued

I.                                        Stock Options - continued

(2)                                 Risk-free interest rate

Risk free rate is estimated based on yield to maturity of China international government bonds with maturity term close to the life of the options.

(3)                                 Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the life of the options.

(4)                                 Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(5)                                 Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective valuation dates was determined based on a contemporaneous valuation.  When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal and equity transactions of the Group, while taking into account standard valuation methods and the achievement of certain events.  The fair value of the ordinary shares in connection with the option grants on the valuation dates was determined with the assistance of an independent third-party appraiser.

There was $3,876 of total unrecognized compensation expense related to share options granted as of December 31, 2012. The expense is expected to be recognized over a weighted-average period of 2.16 years according to the graded vesting schedule.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

II.                                   Nonvested shares

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

The following table summarizes information regarding the nonvested shares granted:

(i)                                     Share Incentive Plan

		Weighted
	Number of	average
	nonvested	grant date	Intrinsic
	shares	fair value	value

Outstanding as of January 1, 2010	323,071	$3.91	$1,258,724
Granted	446,949	7.81	3,509,610
Vested	(211,043)	5.02	(1,058,818)
Forfeited	(221,534)	4.04	(902,750)

Outstanding as of December 31, 2010	337,443	$8.37	$2,806,766
Granted	361,256	12.83	4,650,290
Vested	(273,850)	6.83	(1,876,338)
Forfeited	(15,722)	9.07	(143,571)

Outstanding as of December 31, 2011	409,127	$13.25	$5,437,147
Granted	2,719	11.02	29,960
Vested	(156,072)	13.06	(2,038,640)
Forfeited	(28,366)	11.50	(326,168)

Outstanding as of December 31, 2012	227,408	13.57	3,102,299

Nonvested shares vested and expect to vest as of December 31, 2012	1,689,610

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

II.                                   Nonvested shares - continued

(ii)                                  2011 Equity Incentive Plan

		Weighted
	Number of	average
	nonvested	grant date	Intrinsic
	share units	fair value	value

Granted	1,052,509	$10.04	$10,676,967
Vested	—	—	—
Forfeited	(6,811)	11.16	(76,000)

Outstanding as of December 31, 2011	1,045,698	$10.18	$10,600,967
Granted	3,833,474	$7.83	$30,027,735
Vested	(291,513)	$10.41	(3,034,746)
Forfeited	(120,680)	$10.95	(1,321,957)

Outstanding as of December 31, 2011	4,466,979	$8.13	$36,271,999

Nonvested shares vested and expect to vest as of December 31, 2012	4,758,492

(iii)                               VanceInfo 2007 Share Incentive Plan

		Weighted
	Number of	average
	nonvested	grant date	Intrinsic
	share units	fair value	value

Granted as of November 9, 2012	722,869	$16.56	$11,968,510
Vested	(14,738)	$16.23	(239,145)
Forfeited	(24,157)	$14.13	(341,308)

Outstanding as of December 31, 2011	683,974	$16.65	$11,388,057

Nonvested shares vested and expect to vest as of December 31, 2012	698,712

Compensation cost recognized in relation to nonvested shares was $1,919, $4,388 and $9,600 in 2010, 2011 and 2012, respectively.

There was $28,988 of total unrecognized compensation expense related to nonvested shares granted as of December 31, 2012. The expense is expected to be recognized over a weighted-average period of 2.51 years.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

III.                              Performance based share award options and nonvested shares

		Weighted
		average
	Number of	grant date	Intrinsic
	share units	fair value	value

Granted	695,430	9.96	6,925,500

Outstanding as of December 31, 2011	695,430	9.96	6,925,500
Granted	1,870,614	7.07	13,064,870
Vested	—	—	—
Forfeited	(71,710)	7.49	(537,049)

Outstanding as of December 31, 2012	2,494,334	$7,86	$19,453,321

Option and nonvested shares vested and expect to vest as of December 31, 2012	2,939,611

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               SHARE-BASED COMPENSATION PLAN - continued

III.                              Performance based share award options and nonvested shares - continued

On November 9, 2012, the Board approved to amend the existing options and nonvested shares such that the performance-based vesting criteria shall no longer apply. Accordingly, 1,118,424 performance based share options and nonvested shares were no longer subject to the performance-based vesting criteria as of December 31, 2012. The incremental cost of $1,915 was recorded in 2012 as a result of this modification.

IV                                  Nonvested shares of a subsidiary granted to employees

As a result of the merger of equals with VanceInfo, the Company has a subsidiary named Pactera Financial Solutions Limited (“Pactera Financial Solutions”). Under the previous contractual agreement, the Company granted 33.3% equity interest or 1,000,000 ordinary shares of Pactera Financial Solutions in the form of nonvested shares to key employees for their continuing employment. The Company is entitled to the right of repurchasing all equity interest held by the key employees after December 31, 2012. As of December 31, 2012, 395,000 of the previously granted nonvested shares were vested. Accordingly, there was 16.5% non-controlling interest in Pactera Financial Solutions.

Share-based compensation expense

The Group recognizes compensation cost on the options using the graded vesting method. No tax benefit related thereto has been recognized by the Group.

The following table shows the share-based compensation expenses included in the consolidated statements of operations for the years ended December 31, 2010, 2011, and 2012:

	2010	2011	2012

Cost of revenues	$606	$234	$165
General and administrative	3,136	4,906	10,405
Selling and marketing	259	516	494

Total	$4,001	$5,656	$11,064

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.                               CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. These employee benefit expenses were $8,196, $13,268 and $22,556 in 2010, 2011 and 2012, respectively.

PRC legal restrictions permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Foreign Investment Enterprises, the Group’s PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the Company’s PRC subsidiaries. These reserve funds include one or more of the following (i) a general reserve (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the balance reaches 50% of the registered capital, and the other fund appropriations are at the management’s discretion. These statutory reserve funds can only be used for purposes of general enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Appropriations to these reserves by the Company’s PRC subsidiaries were $1,331, $2,875 and $729 for the years ended December 31, 2010, 2011 and 2012, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was $117,613 and $170,284 as of December 31, 2011 and 2012, respectively.

As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.                               NET INCOME PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

	Years ended December 31,
	2010	2011	2012

Net income attributable to Pactera Technology International Ltd. shareholders	$12,057	$17,901	$2,590

Net income attributable to Pactera Technology International Ltd. shareholders allocated for computing net income per common share - basic (i):	8,115	17,901	2,590

Net income attributable to Pactera Technology International Ltd. shareholders allocated for computing net income per Series A preferred share - basic (i)	791	—	—

Net income attributable to Pactera Technology International Ltd. shareholders allocated for computing net income per Series A-1 preferred share - basic (i)	500	—	—

Net income attributable to Pactera Technology International Ltd. shareholders allocated for computing net income per Series B preferred share - basic (i)	1,430	—	—

Net income attributable to Pactera Technology International Ltd. shareholders allocated for computing net income per Series C preferred share - basic (i)	1,221	—	—

Net income attributable to Pactera Technology International Ltd. shareholders allocated for computing net income per common share - diluted	$12,057	$17,901	$2,590

Weighted average common shares outstanding used in computing net income per common share - basic (ii)	22,652,703	40,596,429	47,547,307

Weighted average common shares outstanding used in computing net income per common share - diluted (ii)	36,351,493	42,956,291	49,444,160

Net income per common share attributable to Pactera Technology International Ltd. shareholders - basic:	0.36	0.44	0.05

Net income per common share attributable to Pactera Technology International Ltd. shareholders - diluted:	0.33	0.42	0.05

Net income per Series A preferred share - basic	0.36	—	—

Net income per Series A-1 preferred share - basic	0.36	—	—

Net income per Series B preferred share - basic	0.36	—	—

Net income per Series C preferred share - basic	0.36	—	—

Weighted average shares outstanding used in computing net income per Series A preferred share - basic (ii)	2,208,836	—	—

Weighted average shares outstanding used in computing net income per Series A-1 preferred share - basic (ii)	1,395,054	—	—

Weighted average shares outstanding used in computing net income per Series B preferred share - basic (ii)	3,992,795	—	—

Weighted average shares outstanding used in computing net income per Series C preferred share - basic (ii)	3,407,717	—	—

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

(ii)                                  The calculation of the weighted average number of common shares for the purpose of diluted net income per share has included the effect of certain securities.  For year 2010, such outstanding securities included an incremental 2,208,836, 1,395,054, 3,992,795 and 3,407,717, common shares resulting from the conversion of the Series A, Series A-1, Series B, and Series C convertible redeemable preferred shares, respectively.

The Group had 2,843,808 and 4,437,692 vested common share options as of December 31, 2011 and 2012, respectively, and have been included in the calculation of weighted average common shares used in calculating diluted net income per share.

The Company had 588,436 and 4,089,674 common share options to be vested as of December 31, 2011 and 2012 and such shares have been included in the calculation of weighted average common shares used in calculating diluted net income per share using the treasury stock method.

As of December 31, 2011 and 2012, the Group had 1,454,824 and 5,378,361 nonvested shares, respectively, included in the calculation of weighted average common shares for calculating diluted net income per share using the treasury stock method.

In 2011 and 2012, the Company issued 1,075,406 and 2,150,814 common shares, respectively, for future delivery to employees upon exercise of vested share options or grant of nonvested shares.  1,291,814 and 651,732 shares were transferred to the relevant employees in 2011 and 2012, respectively.  Accordingly, the remaining shares outstanding as of the end of December 31, 2011 and 2012 were excluded in computation of basic net income per common share in 2011 and 2012.

In 2011 and 2012, the Company repurchased and cancelled 2 and 1 common shares, respectively.  The excess of repurchase price over the initial issuance price amounting to nil was recorded as a reduction in retained earnings of the Group. These common shares were cancelled upon repurchase.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group leases its facilities, office and residential building under non-cancelable operating lease agreements.  Rental expenses under operating leases for the years ended December 31, 2010, 2011 and 2012 were $4,913, $6,336 and $10,472, respectively.

The Group’s assets under capital leases as of December 31, 2012 were as follows:

Furniture, fixtures and electronic equipment	$197
Less: Accumulated amortization	(106)
$91

Capital leases were classified as “property, plant and equipment” on the balance sheet.  Capital lease amortization expense was $63, $105 and $106 for the years ended December 31, 2010, 2011 and 2012, respectively.

Capital commitment related to purchasing of building and property was $8,855 as of December 31, 2012. Details are disclosed in Note 7.

The following is a summary by years of future minimum lease payments for operating leases and capital commitment that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2012:

Years ended December 31,

2013	$21,625
2014	6,883
2015	5,258
2016	2,608
2017 and thereafter	1,251

Total minimum lease payments	$37,625

22.                               SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer. As disclosed in Note 9, subsequent to the merger of equals with VanceInfo on November 9, 2012, the Group was still undergoing the integration process at year end. The resources and technology skills held by former Hisoft and VanceInfo were still operating separately as of December 31, 2012. Both former HiSoft and VanceInfo components constitute a business for which discrete financial information is available and CODM regularly reviews the operating results of the two components. Consequently, the Group has determined that former HiSoft and VanceInfo each represents one operating segment. However, under the aggregation criteria set forth in the US GAAP with respect to segment reporting, the two operating segments are aggregated into one reportable segment as they have similar economic characteristics and provide the same services.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22.                               SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

The Group has internal reporting that does not distinguish between markets or segments.  The Group operates in Asia, North America, Europe, and all of the Group’s long-lived assets are located as follows:

	Years ended December 31,
	2010		2011		2012
	Net	Long-lived	Net	Long-lived	Net	Long-lived
	Revenues (1)	assets (2)	Revenues (1)	Assets (2)	Revenues (1)	Assets (2)

Greater China	$48,801	$21,991	$87,264	$37,405	$172,316	$197,559
Japan	39,033	2,076	47,671	1,996	60,137	2,743
United States	33,992	2,987	49,271	19,922	75,306	31,729
Europe	3,773	—	5,110	—	5,996	3,387
Asia South	20,980	7,140	29,673	8,549	45,276	23,984

Total	$146,579	$34,194	$218,989	$67,872	$359,031	$259,402

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

The outsourced technology services provided by the Group include Infrastructure Technology Services (“ITS”), and Research and Development Services (“RDS”).  The net revenues consist of the following service lines:

	Years ended December 31,
	2010	2011	2012

ITS	$76,824	$126,105	$214,858
RDS	69,755	92,884	144,173

Total	$146,579	$218,989	$359,031

23.                               SUBSEQUENT EVENTS

Share repurchase

In December 2012, the Group announced that its Board of Directors has approved a share repurchase program. Under the program, the Group has been authorized, but is not obligated, to repurchase up to $30,000 worth of outstanding ADSs representing the common shares of the Company from time to time over the next 12 months, depending on market conditions as well as subject to the relevant rules under US securities regulations. As of April 8, 2013, 4,643,359 ADSs were repurchased for a total consideration of $30,000 from open market under this program.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

23.                               SUBSEQUENT EVENTS (continued)

Echo Lane arbitration

On October 5, 2012, two former employees of the Company (the “Former Employees”) filed an action in the Superior Court of California, County of San Francisco against the Company and certain of the executive officers. The Former Employees are the founders of one of the Company’s subsidiaries, Echo Lane, Inc. (“Echo Lane”), and became the Company’s employees after Echo Lane was acquired by the Company in 2010. The Former Employees allege that the Company are liable to them for breach of contract and for fraud relating to the acquisition of Echo Lane. On November 9, 2012, this case was removed to the United States District Court for the Northern District of California. On February 15, 2013, the court issued an order requiring the Former Employees to submit their claims to arbitration. On March 26, 2013, the Former Employees filed an arbitration seeking to recover damages, prejudgment interest, attorneys’ fees and costs.

As of the date of this report, the Company assessed the likelihood that this arbitration will confirm the incurrence of any significant liability or loss is remote.

Repurchase of equity interest in Pactera Financial Solutions

In September 2011, VanceInfo incorporated a wholly owned subsidiary named VanceInfo Financial Solutions Limited, subsequent to the merger, renamed as Pactera Financial Solutions. VanceInfo granted 33.3% equity interest or 1,000,000 ordinary shares of Pactera Financial Solutions in the form of nonvested shares to key employees for their continuing employment in 2011. On January 1, 2013, the Company repurchased the minority equity interest in Pactera Financial Solutions held by the key employees.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION-FIANNCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

 (In thousands of U.S. dollars, except share data, or otherwise noted)

	As of December 31,
	2011	2012
ASSETS
Current Assets:
Cash	$27,062	$28,972
Other current assets	412	302

Total current assets	27,474	29,274

Amount due from intercompany	11,104	6,932

Investment in subsidiaries and VIE	172,498	514,723

TOTAL ASSETS	$211,076	$550,929

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses and other payables	$2,592	$9,944

Total current liabilities	2,592	9,944

Total Liabilities	2,592	9,944

Shareholders’ Equity:
Common shares ($0.00139482 par value; 120,000,000 shares authorized; 42,720,067 and 88,312,068 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	60	123
Additional paid-in capital	186,408	502,748
Shares issuable in connection with business acquisition	—	1,537
retained earnings	5,689	17,797
Accumulated other comprehensive income	16,327	18,780

Total shareholders’ equity	208,484	540,985

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$211,076	$550,929

The accompanying notes are an integral part of these financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION-FIANNCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, or otherwise noted)

	Years ended December 31,
	2010	2011	2012

Operating expenses
General and administrative	$(5,383)	$(7,156)	$(23,074)
Selling and marketing	(276)	(533)	(494)

Total operating expenses	(5,659)	(7,689)	(23,568)

Interest expense	(22)	(43)	—
Interest income	407	607	645

Net loss before income from subsidiaries and VIE	(5,274)	(7,125)	(22,923)
Equity in income of subsidiaries and VIE	17,331	25,026	25,513

Net income	$12,057	$17,901	$2,590

The accompanying notes are an integral part of these financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION-FIANNCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

 (In thousands of U.S. dollars, or otherwise noted)

	Years ended December 31,
	2010	2011	2012

Net income	$12,057	$17,901	$2,590

Other comprehensive income, net of tax:
Change in cumulative foreign exchange translation adjustment	4,450	5,738	2,453

Comprehensive income to Parent Company	16,507	23,639	5,043

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION-FIANNCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands of U.S. dollars, except share data, or otherwise noted)

					Shares to be issued	(Accumulated	Accumulated
				Additional	in connection	deficit)	other
	Common shares		Subscription	paid-in	with business	Retained	comprehensive	Total equity
	Shares	Amount	receivable	capital	acquisition	earnings	income	(deficit)
Balance as of January 1, 2010	6,285,551	$9	$(1)	$6,711	$471	$(24,269)	$6,139	$(10,940)
Conversion of preferred shares upon initial public offering	22,130,399	31	—	89,000	—	—	—	89,031
Issuance of common shares upon initial public offering (net of issuance costs of $10,284)	9,891,719	14	—	62,318	—	—	—	62,332
Issuance of common shares upon follow-on offering (net of issuance costs of $702)	681,091	1	—	12,297	—		—	12,298
Issuance of common shares in connection with business acquisition	250,928	—	—	1,071	(471)		—	600
Issuance of common shares for share-based compensation	2,070,467	3	—	—	—	—	—	3
Cash received from share subscription receivables	—	—	1	—	—	—	—	1
Share option exercise	15,213	—	—	1,119	—	—	—	1,119
Share-based compensation	—	—	—	4,001	—	—	—	4,001
Vesting of nonvested shares award	211,044	—	—	—	—		—	—
Net income	—	—	—	—	—	12,057	—	12,057
Foreign currency translation adjustments	—	—	—	—	—		4,450	4,450
Comprehensive income
Balance as of December 31, 2010	41,536,412	58	—	176,517	—	(12,212)	10,589	174,952

Issuance of common shares for share-based compensation	1,075,406	2	—	—	—	—	—	2
Repurchase of common shares	(2)	—	—	—	—	—	—	—
Share option exercise	—	—	—	4,235	—	—	—	4,235
Share-based compensation	—	—	—	5,656	—	—	—	5,656
Vesting of nonvested shares award	108,251	—	—	—	—	—	—	—
Net income	—	—	—	—	—	17,901	—	17,901
Foreign currency translation adjustments	—	—	—	—	—	—	5,738	5,738
Comprehensive income
Balance as of December 31, 2011	42,720,067	60	—	186,408	—	5,689	16,327	208,484
Issuance of common share for share based compensation	2,150,814	3	—	11	—	—	—	14
Issuance of common shares as a result of merger of equals with VanceInfo	43,441,188	60	—	326,718	—	—	—	326,778
Acquired from VanceInfo as a result of merger	—	—	—	(11,407)	619	9,518	—	(1,270)
Stock option exercise	—	—	—	1,933	—	—	—	1,933
Repurchase of common shares	(1)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	11,125	—	—	—	11,125
Acquisition of non-controlling interest	—	—	—	(12,040)	—	—	—	(12,040)
Shares issuable in connection with business acquisition	—	—	—	—	918	—	—	918
Net income	—	—	—	—	—	2,590	—	2,590
Foreign currency translation adjustments	—	—	—	—	—	—	2,453	2,453
Comprehensive income
Balance as of December 31, 2012	88,312,068	$123	—	$502,748	$1,537	$17,797	$18,780	$540,985

The accompanying notes are an integral part of these financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION-FIANNCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, or otherwise noted)

	Years ended December 31,
	2010	2011	2012

Cash flows provided by (used in) operating activities:
Net income	$12,057	$17,901	$2,590
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries and VIE	(17,331)	(25,026)	(25,513)
Follow-on offering expenses	469	—	—
Share-based compensation expenses	4,001	5,656	11,064
Change in fair value of contingent consideration	773	981	(531)
Changes in operating assets and liabilities, net of effects of business acquisitions:
Other long-term assets	(10)	10	—
Intercompany receivables	(7,105)	9,693	4,591
Decrease (increase) in other current assets	16,634	(11,574)	110
Accrued expenses and other payables	—	—	8,193
Decrease in other current liabilities	(1,373)	(9,188)	—

Net cash provided by (used in) operating activities	8,115	(11,547)	504

Cash flows from investing activities:
Capital injection in subsidiaries	(56,211)	—	—
Payments for business acquisitions	(1,115)	—	—
Dividends received	—	1,411	—
Investment income received from subsidiary	—	—	200
Deferred and contingent consideration paid for business acquisitions	—	—	(782)

Net cash (used in) provided by investing activities	(57,326)	1,411	(582)

Cash flows from financing activities:
Proceeds from (repayment of) short-term bank borrowings	40,000	(40,000)	—
Proceeds from issuance of common shares upon initial public offering and follow-on offering (net of issuance costs of $8,642)	79,454	—	—
Payment of initial public offering expenses	(3,816)	—	—
Cash received from share subscription receivables	1	—	—
Proceeds from issuance of common shares for share based compensation	538	5,291	1,988
Deferred and contingent consideration paid for business acquisitions	(2,650)	(4,014)	—

Net cash provided by (used in) financing activities	113,527	(38,723)	1,988

Net increase (decrease) in cash	64,316	(48,859)	1,910

Cash at the beginning of year	11,605	75,921	27,062

Cash at the end of year	$75,921	$27,062	$28,972

The accompanying notes are an integral part of these financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION-FIANNCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, or otherwise noted)

1.                                     BASIS OF PREPARATION

The condensed financial information of the Parent Company, Pactera Technology International Ltd., has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIE.

The condensed financial information is provided, because the restricted net assets of the Company’s subsidiaries and VIE were over the 25% of the consolidated net assets of the Company as of December 31, 2012.

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