Form 20-F
period 2013-12-31
Pactera Technology International Ltd.
filed 2014-03-10
CIK 1493639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-34790

Pactera Technology International Ltd.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Building C-4, No. 66 Xixiaokou Road Haidian District, Beijing 100192 The People's Republic of China
(Address of principal executive offices)
Helena Chen Building C-4, No. 66 Xixiaokou Road Haidian District, Beijing 100192 The People's Republic of China Tel: (86) 10 5987-5678 Fax: (86) 10 5987-5050 E-mail: ir@pactera.com
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
None
(Title of Class)

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

           87,166,647 common shares, par value $0.00139482 per share, were outstanding as of December 31, 2013

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

           If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes    ☐ No

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

           (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

           Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes    ☐ No

CONVENTIONS

  •
  Unless otherwise indicated, references in this annual report to:

  •
  "$," "dollars" and "U.S. dollars" refer to the legal currency of the United States;

  •
  "ADRs" refer to the American depositary receipts, which, if issued, evidence our ADSs;

  •
  "ADSs" refer to our American depositary shares, each of which represents one common share. On November 9, 2012, to facilitate the completion of our merger with VanceInfo, we effected a 13.9482-to-1 common share consolidation and an ADS consolidation from one ADS representing 19 common shares to one ADS representing one common share, which effectively resulted in a 1:1.3622 split for our ADSs.

  •
  "China" and the "PRC" refer to the People's Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "common shares" refer to our common shares, par value $0.00139482 per share;

  •
  "Greater China" refers to the People's Republic of China, including, for purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "RMB" and "Renminbi" refer to the legal currency of China;

  •
  "we," "us," "Company," "our company," "our" and "Pactera" refer to Pactera Technology International Ltd., its predecessor entities and its consolidated subsidiaries and affiliates; and

  •
  "VanceInfo" refers to VanceInfo Technologies Inc.

  , a Cayman Islands company and its consolidated subsidiaries and affiliates for periods prior to November 9, 2012.

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

Item 3.    KEY INFORMATION

A.
Selected Financial Data

        The selected consolidated statements of operations data (other than ADS data) for the years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data (other than ADS data, weighted average common shares and per common share data) for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this report on Form 20-F.

        Our results of operations and financial condition as of and for the years ended December 31, 2012 and 2013 respectively have been affected by the merger of VanceInfo with and into our company in November 2012. The results of operations of VanceInfo from November 9, 2012 have been included in our consolidated statements of operations and consolidated statements of cash flows. This resulted in an increase in revenues and changes in other financial statement items in 2012 compared to 2011 and in 2013 compared to 2012 respectively. The assets and liabilities of VanceInfo have also been included in our consolidated balance sheet at December 31, 2012 and 2013 respectively. See "Item 5. Operating and Financial Review and Prospects."

        You should read the selected consolidated financial data in conjunction with those financial statements and related notes and information under "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2009 As Adjusted*	2010 As Adjusted*	2011 As Adjusted*	2012 As Adjusted*	2013
	(dollars in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Operations Data
Net revenues	$91,456	$146,579	$218,989	$359,031	$670,019
Cost of revenues(1)(2)	58,759	92,718	142,427	234,602	476,496

Gross profit	32,697	53,861	76,562	124,429	193,523

Operating expenses:
General and administrative(1)(2)	18,629	30,779	38,533	89,875	136,863
Selling and marketing(1)(2)	5,968	9,310	16,924	27,741	46,706
Impairment of trademarks and trade names	—	—	—	5,515	—
Impairment of assets held for sale	—	—	—	—	266
Change in fair value of contingent consideration	—	1,194	1,824	(659)	(1,164)

Total operating expenses	24,597	41,283	57,281	122,472	182,671

Income from operations	8,100	12,578	19,281	1,957	10,852

Other income	324	1,413	835	2,555	1,885
Income tax expense	(1,061)	(1,934)	(1,718)	(1,210)	(4,968)

Net income before earnings in equity method investment	7,363	12,057	18,398	3,302	7,769

Earnings in equity method investment	—	—	—	23	68

Net income	7,363	12,057	18,398	3,325	7,837
Net income attributable to non-controlling interest	—	—	(497)	(735)	—

Net income attributable to Pactera Technology International Ltd.	$7,363	$12,057	$17,901	$2,590	$7,837
Net income attributable to Series A, A-1, B and C convertible redeemable preferred shares	(5,690)	(3,942)	—	—	—

Net income attributable to holders of common shares of Pactera Technology International Ltd.	$1,673	$8,115	$17,901	$2,590	$7,837

	Year Ended December 31,
	2009 As Adjusted*	2010 As Adjusted*	2011 As Adjusted*	2012 As Adjusted*	2013
	(dollars in thousands, except share, per share and per ADS data)
Net income per common share:
Basic(3)	$0.27	$0.36	$0.44	$0.05	$0.10
Diluted(3)	$0.26	$0.33	$0.42	$0.05	$0.09
Net income per ADS:
Basic(4)	$0.27	$0.36	$0.44	$0.05	$0.10
Diluted(4)	$0.26	$0.33	$0.42	$0.05	$0.09
Weighted average common shares used in calculating income per common share:
Basic(5)	6,176,304	22,652,703	40,596,429	47,547,307	81,942,795
Diluted(5)	27,843,930	36,351,493	42,956,291	49,444,160	84,953,046
Weighted average ADSs used in calculating net income per ADS:
Basic(5)	6,176,304	22,652,703	40,596,429	47,547,307	81,942,795
Diluted(5)	27,843,930	36,351,493	42,956,291	49,444,160	84,953,046

*
"As Adjusted" reflects our results after reclassification of exchange losses from operating expenses to other income in consolidated financial statements for the periods presented.

(1)
Includes acquisition-related amortization of intangible assets totaling $0.1 million, $0.9 million, $2.7 million, $6.1 million and $10.4 million in 2009, 2010, 2011, 2012 and 2013, respectively, allocated as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$16	$188	$696	$1,609	$571
Operating expenses:
General and administrative	—	—	—	236	476
Selling and marketing	60	687	1,981	4,213	9,387
(2)
Includes share-based compensation charges totaling $1.1 million, $4.0 million, $5.7 million, $11.1 million and $22.9 million in 2009, 2010, 2011, 2012 and 2013, respectively, allocated as follows

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$321	$606	$234	$165	$466
Operating expenses:
General and administrative	720	3,136	4,906	10,405	21,466
Selling and marketing	56	259	516	494	926
(3)
Net income per common share—basic and diluted is calculated as net income for the period divided by adjusted weighted average number of common shares outstanding for the same period, after giving effect to the 13.9482-to-1 common share consolidation that was effected on November 9, 2012.

(4)
Net income per ADS—basic and diluted is calculated as net income for the period divided by adjusted weighted average number of common shares outstanding for the same period, after giving effect to the 1: 1.3622 split for our ADSs that was effected on November 9, 2012.

(5)
The weighted average number of common shares outstanding is shown after giving effect to the 1:1.3622 split for our ADSs that was effected on November 9, 2012.

	Year Ended December 31,
	2009 As Adjusted*	2010 As Adjusted*	2011 As Adjusted*	2012 As Adjusted*	2013
Other Consolidated Financial Data
Gross margin(1)	35.8%	36.7%	35.0%	34.7%	28.9%
Operating margin(2)	8.9%	8.6%	8.8%	0.6%	1.6%
Net margin(3)	8.1%	8.2%	8.4%	0.9%	1.2%

*
"As Adjusted" reflects our results after reclassification of the exchange losses from operating expenses to other income in consolidated financial statements for the periods presented.

(1)
Gross margin represents gross profit as a percentage of net revenues.

(2)
Operating margin represents income from operations as a percentage of net revenues.

(3)
Net margin represents net income before noncontrolling interest as a percentage of net revenues.

	As of December 31,
	2009	2010	2011	2012	2013
	(dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$54,842	$169,893	$113,856	$143,714	$148,518
Total assets	104,242	255,092	273,179	737,606	744,877
Total liabilities	26,151	80,140	63,289	195,282	194,604
Noncontrolling interest	—	—	1,406	1,339	—
Series A convertible redeemable preferred shares	12,581	—	—	—	—
Series A-1 convertible redeemable preferred shares	9,900	—	—	—	—
Series B convertible redeemable preferred shares	30,800	—	—	—	—
Series C convertible redeemable preferred shares	35,750	—	—	—	—
Total (deficit) equity	$(10,940)	$174,952	$208,484	$540,985	$550,273

Exchange Rate Information

        This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2013 (the last day of 2013 for which exchange rate data was available), which was RMB6.0537 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Fluctuations in exchange rates could impact our competitiveness and results of operations." for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On February 28, 2014, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.1448 to $1.00.

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

	RMB per U.S. Dollar Exchange Rate
	Period End	Average(1)	High	Low
	(RMB per $1.00)
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8305
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
September	6.1200	6.1198	6.1178	6.1213
October	6.0943	6.1032	6.0815	6.1209
November	6.0922	6.0929	6.0903	6.0993
December	6.0537	6.0738	6.0537	6.0927
2014
January	6.0590	6.0500	6.0400	6.0600
February	6.1448	6.0816	6.0591	6.1448

(1)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B.
Capitalization and Indebtedness

        Not Applicable.

C.
Reasons for the Offer and Use of Proceeds

        Not Applicable.

D.
Risk Factors

Risks Related to Our Business

There can be no assurance that the going private transaction will be successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

        On October 17, 2013, we entered into an agreement and plan of merger relating to a going private transaction. See "Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction." There can be no assurance that the transactions contemplated by the agreement and plan of merger, including the proposed merger (as defined below) will be successfully consummated. The proposed going private transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Uncertainty about the effect of the proposed going private transaction on our employees, customers, and other parties may have an adverse effect on our business.

Such uncertainty may impair our ability to attract, retain, and motivate key personnel, including our senior management, and could cause customers, suppliers, and others to seek to change existing business relationships with us and thus may adversely affect our business and the market price of our ADSs. In addition, the agreement and plan of merger include covenants to restrict us from making certain acquisitions and investments, from accessing the debt and capital markets, and from taking other specified actions until the proposed merger occurs or the agreement and plan of merger terminates. The restrictions may prevent us from pursuing otherwise attractive business opportunities and taking other actions with respect to our business that we may consider advantageous. We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the proposed going private transaction. All the fees and costs will be payable by us even if the proposed merger is not completed.

Global economic downturn or any future economic downturn, particularly in our key client geographies of the United States, Greater China, Japan or Europe, could adversely affect our business.

        In recent years, the global financial markets experienced significant disruptions and the United States, Japan, Europe and other economies went into recession. The recovery from the recession was uneven and it is facing new challenges. Economic conditions in China are also sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In 2011, 2012 and 2013, respectively, 49.3%, 43.2% and 39.3% of our net revenues were derived from clients headquartered in the United States, 18.0%, 29.0% and 38.7% of our net revenues were derived from clients headquartered in Greater China, 8.6%, 6.8% and 9.4% of our net revenues were derived from clients headquartered in Europe and 18.6%, 16.2% and 7.6% of our net revenues were derived from clients headquartered in Japan; we expect that a significant majority of our net revenues will continue to be derived from clients in these geographic areas in the future. If the economies of the United States, Greater China, Japan, Europe or other countries where our clients are located experience continuing difficulties in recovering from the global economic downturn, or if there is another general economic downturn or a recession in these countries, our clients and potential clients in these countries may substantially reduce their budgets for outsourced technology services and modify, delay or cancel plans to purchase our services. Additionally, if our clients' operating and financial performance deteriorates, they may not be able to pay, or may delay payment of, amounts owed to us. Any or all of these events could cause a decline in our net revenues and materially and adversely affect our business and results of operations.

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

        We have been expanding, and plan to continue to expand, the nature and scope of our service offerings. We also plan to add other new capabilities within our existing service lines. The success of our expanded service offerings is dependent, in part, upon demand for such services by new and existing clients, allocation of our resources between existing and new service lines efficiently and our ability to meet this demand in a cost-competitive and effective manner. Moreover, we cannot assure you that we will be able to attract existing and new clients for such new services or effectively meet our clients' needs.

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

        We have completed numerous acquisitions in recent years and intend to continue to pursue strategic acquisitions in line with our business strategy and expand into new geography. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions." While we identified and may identify expected synergies, cost savings and growth opportunities in connection with these transactions prior to their completion, we may not achieve, and have not always achieved, the expected benefits. For example, in 2012, we recognized an impairment loss of trademarks and trade names of $5.5 million as our management determined not to use certain trademarks and trade names after the merger with VanceInfo.

        For companies we have acquired or may acquire in the future, we could have difficulty in assimilating the target company's personnel, operations, products, services and technology into our operations. The primary value of many potential targets in the outsourcing industry lies in their skilled professionals and established client relationships. Transitioning these types of assets from the acquired companies to our business can be particularly difficult due to different corporate cultures and values, geographic distance and other intangible factors. Some newly acquired employees may decide not to work with us or to leave shortly after their move to our company and some acquired clients may decide to discontinue their commercial relationships with us. Also, although we believe such risks are remote based on our due diligence performed prior to completing our acquisitions, we may be unsuccessful in obtaining qualifications or consents necessary for the operation of all or part of the acquired businesses. These difficulties could disrupt our ongoing business, distract our management and current employees and increase our expenses, including causing us to incur significant one-time expenses, impairment charges and write-offs. Furthermore, any acquisition or investment that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may adversely affect the value of our ADSs.

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

        The success of our business is dependent to a significant degree on our ability to attract and retain highly skilled professionals. In China, there is currently a shortage of, and significant competition for, professionals who possess the technical skills and experience necessary to act as senior engineers, project managers and consultants for IT and research and development outsourcing projects, and we believe that such professionals are likely to remain a limited resource for the foreseeable future. Moreover, similar to India, the outsourced technology industry in China has experienced significant levels of employee attrition. The attrition rate among our employees who have worked for us for at least six months were 16.4%, 18.5% and 21.6% for 2011, 2012 and 2013, respectively. Due to the cost of hiring and training new professionals, high attrition rates can negatively affect our cost of revenues and net income. In addition, we may face increasing difficulties recruiting the talent we need to staff our outsourcing facilities in less developed cities in China with lower average wages and living standards. If we are unable to hire and retain highly skilled professionals, our ability to bid on, obtain and effectively execute new projects may be impaired, which would adversely affect our results of operations.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

        We have experienced significant growth in recent years. Our net revenues grew from $219.0 million in 2011, to $359.0 million in 2012 and $670.0 million in 2013. The total number of our employees grew from 7,321 as of December 31, 2011, to 23,270 as of December 31, 2012 after our merger with VanceInfo. As of December 31, 2013, the total number of our employees was 22,068. Our operations have also expanded in recent years through increases in our service delivery capabilities and acquisitions of complementary businesses. We expect our operations to grow in terms of both headcount and geographic locations. Our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

        The markets in which we compete are changing rapidly and we face intense competition from both global providers of outsourced technology services as well as those based in China. There are relatively low barriers to enter into our markets and we have faced, and expect to continue to face, additional competition from new market entrants. We believe that the principal competitive factors in our markets are breadth and depth of service offerings, reputation and track record, ability to tailor service offerings to client needs, industry expertise, ability to leverage offshore delivery platforms, service quality, price, scalability of infrastructure, financial stability, and sales and marketing skills. We face competition or competitive pressure primarily from:

  •
  global offshore outsourced technology services companies such as Cognizant Technology Solutions, Infosys Limited, iGATE Corporation, Tata Consultancy Services and Wipro Technologies;

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

        To compete successfully in our markets, we will need to develop new service offerings and enhance our existing service offerings while maintaining price competitiveness. If and to the extent we fail to develop value-adding service offerings that differentiate us from our competitors, we may need to compete largely on price, which may cause our operating margins to decline. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to attract, train, motivate and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors' responsiveness to client needs. In particular, outsourcing of technology services by domestic Chinese companies is a relatively recent development and it is not yet clear how this industry may develop. Our inability to compete successfully against competitors and pricing pressures could result in lost clients, loss of market share and reduced operating margins, which would adversely impact our results of operations.

Our competitiveness depends significantly on our ability to keep pace with the rapid changes in information technology. Failure by us to anticipate and meet our clients' technological needs could adversely affect our competitiveness and growth prospects.

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

        We have in the past derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients. In 2011, a United States-based multinational IT company accounted for 10.9% of our net revenues and our ten largest clients accounted for a combined 50.1% of our net revenues. In 2012, our largest client, another United States-based multinational IT company, accounted for 8.3% of our net revenues; and such United States-based multinational IT company further accounted for 10.4% of our net revenues in 2013. In 2012 and 2013, our ten largest clients accounted for a combined 41.7% and 39.1% of our net revenues respectively.

        The volume of work performed for specific clients is likely to vary from year to year, especially since we are generally not our client's exclusive technology outsourcing service provider. A significant client in one year may not provide the same level of revenues for us in any subsequent year. The technology outsourcing services we provide to our clients, and the revenues and income from those services, may decline or vary as the type and quantity of technology outsourcing and other services we provide change over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of services with us.

        There are a number of factors that could cause us to lose major clients. Because many of our engagements involve functions that are critical to the operations of our clients' businesses, any failure by us to meet a client's expectations could result in cancellation or non-renewal of the engagement. In addition, our clients may decide to reduce spending on technology services from us due to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more work in-house or to other providers. For example, it was announced in September 2013 that one of our significant clients would sell substantially all of its devices and services business to another major client of us. Currently it is still unclear whether the latter client will continue to engage us for the business it acquired. Furthermore, our clients, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may demand price reductions, automate some or all of their processes or reduce the services to be provided by us, any of which could reduce our profitability.

        The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, could adversely affect our financial condition and results of operations.

If we fail to continue to achieve the planned integration effectively within the time frame that is contemplated or to the extent that is planned, the merger with VanceInfo may not produce the benefits we anticipate.

        In August 2012, we entered into a merger agreement with VanceInfo with respect to a tax-free, all-stock merger of equals. Upon completion of the merger with VanceInfo on November 9, 2012, we became the surviving company with our ADSs continuing to be listed on the Nasdaq Global Select Market while VanceInfo became a privately held company. The success of our merger with VanceInfo will continue to depend, in part, on our ability to realize anticipated synergies, cost savings, operational efficiencies and growth opportunities by combining the businesses of the two companies.

        It is also possible that the continued integration process could result in diversion of our management's attention from their normal areas of responsibility to address integration issues, which could adversely affect our ability to maintain good relationships with our customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the merger with VanceInfo, and could increase costs or reduce our earnings or otherwise adversely affect our businesses, financial condition, results of operations and prospects.

We have transferred certain of our outsourcing business with our major telecom client, and we may be exposed to the credit risk with respect to receiving the proceeds from this transfer.

        We entered into several transfer agreements with ChinaSoft International Limited (SEHK: 354), or ChinaSoft, and its affiliates, under which we have sold and transferred certain of our outsourcing business with our major telecom client, including accounts receivable, to ChinaSoft and its affiliates. In accordance with the transfer agreements, we have sold, and ChinaSoft and its affiliates have purchased the relevant business with our major telecom client, including relevant business contracts, assets and leases, and we have procured the transfer of relevant project teams. As part of such transaction, in order to diminish the uncertainty in collecting certain accounts receivable from this client, we have also agreed to transfer such accounts receivable to ChinaSoft. The transactions contemplated by the transfer agreements have been completed in the first quarter of 2014. However, we may be exposed to the credit risk of ChinaSoft, the transferee of the above business and accounts receivable. The inability of ChinaSoft to fully pay the amount of the purchase price of the above business and transferred accounts receivable may require us to make bad debt provisions and may adversely affect our results of operations and liquidity.

        In addition, the revenues that we derived from this client historically represented a significant portion of our net revenues. In 2012, we and, prior to the completion of the merger with VanceInfo, HiSoft Technology International Limited, or HiSoft, and VanceInfo, generated approximately $96.1 million of net revenues from this client, which was the largest client as measured by net revenues. In 2013, net revenues from this client declined significantly to $50.5 million due to the anticipation and discussion of the above business transfer, which has adversely affected our revenues, resource utilization and productivity levels. We do not expect any significant revenues from this client during 2014.

The non-competition clauses contained in some of our business contracts with our existing clients may affect our ability to explore new business relationships and to procure new clients.

        Some of our business contracts contain non-competition clauses which restrict our ability to provide services to competitors of our existing clients. Such clauses provide that, during the term of the contract or for a certain period of time after the completion of the service (typically 12 months), we or our employees who worked for a client may not provide similar services to such client's competitors. Some of our contracts provide that, although we are free to render other services to clients' customers prior to the receipt of statements of work, or SOWs, from our clients, such services may not create any conflicts of interest with the services we provide to those clients, and we must obtain our clients' prior written consent to continue providing services to their customers before we begin rendering similar services to our clients. In addition, some contracts restrict us from competing with the client in quoting, tendering or offering services or solutions, whether by ourselves or with others, directly or indirectly, to such client's customers. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry or market in which we have expertise and may adversely affect our revenues and future profitability.

        In addition, some of VanceInfo's business contracts executed prior to the merger with VanceInfo contain similar non-competition clauses. As such, we currently provide services to some customers and competitors of our existing clients as a result of the merger with VanceInfo, which may constitute a breach under the related client contracts or result in the termination of such client contracts, which in turn could adversely affect our business, future profitability and client relationships.

Our clients operate in a limited number of industries. Factors that adversely affect these industries or IT or research and development spending by companies within these industries may adversely affect our business.

        We derive a large proportion of our revenues from clients which operate in a limited number of industries, including high technology, banking, financial services and insurance, or BFSI, and manufacturing. In 2013, for example, we derived 58.0%, 27.1%, and 12.3% of our revenues, respectively, from clients operating in these industries. Our business and growth largely depend on continued demand for our services from clients and potential clients in these industries and those industries where we are focusing expansion efforts. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource technological applications, or consolidation in the industry. In addition, serving a major client within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that client if there is a perceived conflict of interest. Any significant decrease in demand for our services by clients in these industries, or other industries from which we derive significant revenues in the future, may reduce the demand for our services.

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

        Some of our outsourced technology services are provided on a fixed-price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Net revenues from fixed-price contracts accounted for 21.3% and 18.9% of our total net revenues in 2012 and 2013, respectively. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed-price contracts, we bear the risk of cost overruns and completion delays in connection with these projects. Conversely, an overestimation of our costs may result in our submitting uncompetitive bids and loss of business. Any failure to accurately estimate the resources and time required for a project, wage inflation or any other factors that may impact our costs to complete the project, could adversely affect our profitability and results of operations.

Many of our client contracts typically can be terminated by our clients without cause and with little or no notice or penalty. Any termination of our significant contracts could negatively impact our revenues and profitability.

        Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts can be terminated by our clients with or without cause, with less than three months' notice and without penalty. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including:

  •
  client financial difficulties;

  •
  a change in strategic priorities resulting in elimination of the impetus for the project or a reduced level of technology spending;

  •
  a change in outsourcing strategy resulting in moving more work to the client's in-house technology departments or to our competitors;

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

        Furthermore, the contracts of HiSoft and VanceInfo with certain of their respective clients executed prior to our merger with VanceInfo contain change-of-control clauses, which provide that the contracts may be terminated with immediate effect by such clients' written notice without incurring any liability in the event that there is a direct or indirect change of ownership of HiSoft or VanceInfo, or there is a material change in the key personnel of HiSoft or VanceInfo. Such change-of-control clauses may be triggered as a result of our merger with VanceInfo. In addition, such change-of-control clauses and other change-of-control clauses contained in our contracts with our clients executed after our merger with VanceInfo may be triggered as a result of the proposed merger in connection with the proposed going private transaction. If we are unable to obtain the consent of such clients as to the consummation of the merger with VanceInfo as well as the consummation of the proposed merger in connection with the proposed going private transaction, the contracts with these clients may be terminated, which could adversely affect our business, future profitability and our relationships with such clients.

Our success depends to a substantial degree upon our senior management and key personnel, and our business operations may be negatively affected if we fail to attract and retain highly competent senior management.

        We depend to a significant degree on our senior management and key personnel such as project managers and other middle management. However, competition for senior management and key personnel in our industry is intense, and we may be unable to retain our senior management or key personnel or attract and retain new senior management or other key personnel in the future. If one or more members of our senior management team or key personnel resign, it could disrupt our business operations and create uncertainty as we search for and integrate a replacement. If any member of our senior management leaves us to join a competitor or to form a competing company, any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. We have entered into employment agreements with our senior management and key personnel which contain non-competition, non-solicitation and non-disclosure covenants that survive for up to one year following termination of employment. We may not, however, be able to enforce the non-competition, non-solicitation and non-disclosure provisions of these agreements, and such agreements do not ensure the continued service of these senior management and key personnel. In addition, we do not maintain key man life insurance for any of the senior members of our management team or our key personnel.

Our subcontracting practices may expose us to technical uncertainties, potential liabilities and reputational harm.

        In order to meet our personnel needs, increase workforce flexibility, and improve pricing competitiveness, we subcontract portions of certain projects to third parties. Despite certain advantages of subcontracting, such arrangements also give rise to a number of risks.

        Although we try to source competent and credible third parties as our subcontractors, they may not be able to deliver the level of service that our clients expect us to deliver. In addition, we rely on some of our subcontractors to provide certain services in order to complete our clients' projects, which require us to ensure that they continue to work with us and provide effective service. Should these subcontractors fail to deliver their services in a timely or effectively manner, our customers' perception of our services could be negatively impacted and our business could be adversely affected. Furthermore, we usually enter into non-disclosure arrangements with our subcontractors to limit access to and distribution of our clients' intellectual property and other confidential information as well as our own, but we cannot guarantee that they will not breach the confidentiality of our clients and misappropriate our or our clients' proprietary information and technology in the course of providing service. We, as the party to the contract with the client, are usually directly responsible for the losses our subcontractors cause to our clients. Under the subcontracting agreements we enter, our subcontractors usually promise to indemnify us for damages caused by their breach, but we may be unable to collect under these agreements. Moreover, their breaches may damage our reputation and adversely affect our ability to acquire new business in the future.

        Despite internal restrictions designed to prevent these actions, we may have subcontracted certain contractual obligations to third parties without first obtaining our clients' prior written consent under the related client contracts. Although we have not been subject to adverse claims by our clients for these actions, we cannot assure you that these actions would not result in improper disclosure of client information, or result in client dissatisfaction or client loss.

Our interests may conflict with our joint venture partners and disputes with joint venture partners may adversely affect our business.

        As of the date of this annual report, we indirectly hold a 50% equity interest in a PRC joint venture company, namely Beijing Yunxiang Weiye Information Technology Co., Ltd., or Beijing Yunxiang as a result of the merger between us and VanceInfo. As we continue to grow, we expect to acquire interests in more joint venture enterprises in China or abroad to execute our expansion plans by utilizing our partners' skills, experiences and resources. In accordance with PRC law, certain material matters relating to a joint venture, including increase or reduction of the registered capital of the joint venture, amendments to its articles of association, merger or division of the joint venture, and termination and dissolution of the joint venture, may require our joint venture partners' consents. Our future joint venture enterprises to be established abroad may involve more legal implications in other jurisdictions.

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

        Many of our contracts involve projects that are critical to the operations of our clients' businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and back-up data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with the clients by conducting background checks. Any failure in a client's system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. In some of our client contracts we limit our liability for damages arising from negligent acts in rendering our technology services. However, these contractual limitations of liability may be unenforceable or may fail to protect us from liability for damages in the event of a claim for breach of our obligations. In addition, our liability insurance is limited and may be insufficient to cover liabilities that we incur.

        Assertions of system failures or breaches of security obligations against us, if successful, could have a material adverse effect on our business, reputation, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

If our clients' proprietary intellectual property or confidential information is misappropriated by us, our employees or otherwise in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly legal proceedings and lose clients.

        We and our employees are frequently provided with access to our clients' proprietary intellectual property and confidential information, including source codes, software products, business policies and plans, trade secrets and personal data. We use network security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use, of such intellectual property and confidential information. We also require our employees and subcontractors to enter into non-disclosure arrangements to limit access to and distribution of our clients' intellectual property and other confidential information as well as our own. However, implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, protection of intellectual property rights and confidentiality in China may not be as effective as that in the United States or other developed countries. As such, the steps taken by us in this regard may not be adequate to safeguard our clients' intellectual property and confidential information.

        Reverse engineering, unauthorized copying or other misappropriation of proprietary technologies of our clients could enable third parties to benefit from our or our clients' technologies, and our clients may hold us liable for that act and seek damages and compensation from us. Moreover, most of our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential, which may subject us to indirect or consequential damages incurred by our clients. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our clients. As a result, if our clients' proprietary rights are misappropriated by us, our employees or otherwise, our clients may consider us liable for that act and seek damages and compensation from us. Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Any such acts could also cause us to lose existing and future business and damage our reputation in the market. Even if such assertions against us are unsuccessful, they may cause us to incur reputational harm and substantial legal fees.

If we cause disruptions to our clients' businesses or provide inadequate service, our clients may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

        Most of our contracts with clients contain performance requirements. Failure to consistently meet service requirements of a client or errors made by our professionals in the course of delivering services to our clients could disrupt the client's business and result in a reduction in revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

        The services we provide are often critical to our clients' businesses, and any failure to provide those services could result in a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure. Our CDC methodology requires us to maintain active data and voice communications between our main development centers in China and our international clients' offices. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenues and harm our business.

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

We may face certain risk with respect to obtaining the real estate certificate for our new delivery center and research and development center and leasing out part of these buildings. These buildings and certain other properties of us may also be subject to transfer restrictions.

        One of our subsidiaries has entered into a series of contracts in connection with development and construction of our new delivery center and research and development center on two parcels of land with an area of approximately 21,700 square meters in Beijing since November 2009. As of the date of this annual report, we have obtained the land use right certificate and certain other government permits for construction and have completed the construction on these two parcels of land, and we are in the process of obtaining the real estate title certificates for the buildings, subject to inspection. If we fail to timely obtain the real estate title certificates because such inspection has not been completed, our expansion plan may be affected. In addition, according to the relevant land use right certificate and the relevant land use right grant agreement and its supplements, (i) the usage for the land is for science and education as well as other business and services, (ii) the land can be only used by our subsidiary, Pactera Technology Limited (formerly known as VanceInfo Creative Software Technology Ltd.), or Pactera Beijing, and (iii) any transfer of the title to the land is prohibited unless prior consent from the competent governmental authority is obtained. We entered into a house lease contract in October 2013 to lease out part of the buildings, with a total area of approximately 14,400 square meters at a monthly rent of approximately RMB1.9 million, to a third company, which may be deemed as violation of the above use restrictions and we may thus be subject to liquidated damages and other liabilities for breach of contract. If such lease cannot be performed due to the above reason, the tenant may also claim damages against us. We plan to move our delivery center and research and development center in Beijing to the new office premises built on these parcels of land in the future. Due to the concentration of our operations, any future problem in our facilities such as loss of power or earthquake may limit our ability to conduct our business.

        In addition, one of our subsidiaries purchased three buildings from a third company by tender process with an aggregated gross floor area of approximately 21,225 square meters in Wuxi. As of the date of this annual report, we have paid up the purchase prices for these buildings and obtained the real estate title certificate to these buildings. According to such real estate title certificate, the usage of these buildings is for education, hospital and science, and based on the relevant strategic cooperation agreement that our subsidiary entered into with the local government, we committed not to change the usage of the relevant land, and if we breach such commitment, we may be subject to certain penalties such as refund of the relevant governmental subsidies. Therefore, the transfer or other disposition of these buildings and the above buildings in Beijing will be subject to restrictions as described above, unless we have obtained consent from relevant authorities.

We face risks associated with having a long selling and implementation cycle for our services that requires us to make significant resource commitments prior to realizing revenues for those services.

        We have a long selling cycle for our outsourced technology services, which requires significant investment of capital, human resources and time by both our clients and us. Before committing to use our services, potential clients often require us to expend substantial time and resources educating them as to the value of our services and our ability to meet their requirements. Therefore, our selling cycle, which frequently exceeds six months for new clients and three months for existing clients, is subject to many risks and delays over which we have little or no control, including our clients' decision to choose alternatives to our services (such as other providers or in-house resources) and the timing of our clients' budget cycles and approval processes. For certain engagements we may begin work and incur substantial costs prior to concluding the contract.

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

        The Japanese yen and U.S. dollar are freely floating currencies. However, the conversion of the Renminbi into foreign currencies, including the Japanese yen and the U.S. dollar, has been based on exchange rates set by the People's Bank of China or PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. On June 19, 2010, the PBOC announced that it will allow a more flexible exchange rate for Renminbi without mentioning specific policy changes, although it ruled out any large-scale appreciation. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. On April 16, 2012, the PBOC enlarged the floating band of RMB's trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.5% to 1% around the middle rate released by the China Foreign Exchange Trade System each day. There remains significant international pressure on the PRC government to adopt a more lenient Renminbi policy, which could result in further appreciation of Renminbi against other major currencies. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

        If the Renminbi appreciates significantly against the U.S. dollar or the Japanese yen and we are unable to correspondingly increase the proportion of our Renminbi-denominated revenues, our margins and profitability could decrease substantially. Conversely, a significant depreciation of the Renminbi against the U.S. dollar or the Japanese yen may significantly reduce the U.S. dollar or the Japanese yen equivalent of our earnings, which in turn could adversely affect the price of our ADSs. We have entered into a limited number of Renminbi-Japanese yen and Renminbi-U.S. dollar forward contracts to partially hedge our exposure to risks relating to fluctuations in the Renminbi-Japanese yen exchange rate, and we periodically review the need to enter into hedging transactions to protect against fluctuations in the Renminbi-Japanese yen and Renminbi-U.S. dollar exchange rates. However, only limited hedging transactions were available as of the date of this annual report for Renminbi exchange rates, and the effectiveness of these hedging transactions in reducing the adverse effects on us of exchange rate fluctuations may be limited.

We have limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.

        Our success depends in part upon our proprietary intellectual property rights, including certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our services. We rely on a combination of copyright, trademark and patent laws, trade secret protections and confidentiality agreements with our employees, clients and others to protect our intellectual property, including our brand identity. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by PRC regulatory agencies is inconsistent. As a result, litigation may be necessary to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of our management's attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China's legal system and potential difficulties enforcing a court judgment in China, there is no guarantee that we would be able to halt any unauthorized use of our intellectual property in China through litigation.

We may be subject to third-party claims of intellectual property infringement, which could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

        Although there were no material pending or threatened intellectual property claims against us as of the date of this annual report, and we believe that our intellectual property rights do not infringe on the intellectual property rights of others, infringement claims may be asserted against us in the future. For example, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property. In addition, some of our contracts contain indemnity clauses in favor of our clients, and under certain of our contracts, we are required to provide specific indemnities relating to third-party intellectual property rights infringement. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award. Although we carry limited professional liability insurance, such insurance may not cover some claims and may not be sufficient to cover all damages that we may be required to pay. Furthermore, we may be forced to develop non-infringing technologies or obtain a license to provide the services that are deemed infringing. We may be unable to develop non-infringing processes, methods or technologies or to obtain a license on commercially reasonable terms or at all. We may also be required to alter our processes or methodologies so as not to infringe others' intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly and could damage our reputation, negatively affect our results of operations or financial condition.

We may be exposed to legal proceedings, which, if determined adversely to us, could cause us to pay significant damages or otherwise adversely affect our business and operation.

        From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. For example, on October 5, 2012, two individuals, or the plaintiffs, filed an action in the Superior Court of California, County of San Francisco against us and certain of our executive officers. The plaintiffs allege that they are the founders of Echo Lane, Inc., or Echo Lane, and became our employees after Echo Lane was acquired by us in 2010. The plaintiffs allege that we are liable to them for breach of contract and for fraud relating to the acquisition of Echo Lane. On November 9, 2012, this case was removed to the United States District Court for the Northern District of California. On February 15, 2013, the court issued an order requiring the plaintiffs to submit their claims to arbitration. On March 26, 2013, the plaintiffs filed an arbitration claim seeking an award of general and special damages, plus punitive damages, prejudgment interest, attorneys' fees and costs. See Item 8, "Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings." Any threatened, existing or future legal proceedings against us may divert our management's attention regardless of the final results of the legal proceedings. Furthermore, these proceedings, if determined adversely to us, could cause us to pay significant damages or otherwise adversely affect our business and operation.

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

        We may require additional capital resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including, among other things:

  •
  investors' perception of, and demand for, securities of outsourced technology services companies;

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

        Our operations and those of our customers are vulnerable to fires, earthquakes, typhoons, droughts, floods, power losses, and similar events. Any damages and disruptions caused thereby could affect our ability to perform services for our clients in accordance with the contractual provisions and may cause us to incur additional expenses to repair or to reinvest in equipment or facilities. We cannot guarantee that such future events will not cause material damage to our and our customers' facilities or property or cause significant business interruptions. In addition, the damages and additional expenses caused by natural disasters may not be fully covered by our insurance and our failure to perform services for our clients due to such natural disasters may affect our reputation and may damage our relationships with our clients.

        In March 2011, Japan was struck by a 9.0-magnitude earthquake. The earthquake resulted in a tsunami and radiation leaks at the Fukushima nuclear facility. In response to unfolding safety concerns at the damaged nuclear facility at Fukushima, we incurred relocation expenses associated with relocating our nearly 200 Japan-based employees and their families. Those employees and their families were given the option of being relocated to Osaka, Japan or to China to work out of these alternative locations, after consultation with our clients. As a result, in the first quarter of 2011, we experienced additional operating expenses of approximately $0.7 million. We cannot assure you that these events will not have any further subsequent adverse effect on our facilities and operations or those of our customers. In particular, the extent of existing and potential future radiation release from the Fukushima nuclear facility is still in flux and coupled with potential aftershocks from the earthquake, may result in future additional adverse effects on our facilities and operations and those of our customers and suppliers.

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

        Moreover, our results may vary depending on our clients' business needs and IT spending patterns. Due to the annual budget cycles of most of our clients, we may not be able to estimate accurately the demand for our services beyond the immediate calendar year, which could adversely affect our business planning and may have a material adverse effect on our business, results of operations and financial condition. Furthermore, the long sales cycle for our services, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services.

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

        We have operations in Greater China, the United States, Japan, Europe, Singapore, Australia, Malaysia, Indonesia, and Mauritius, and we serve clients across North America, Europe and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the Cayman Islands and intermediate and operating subsidiaries incorporated in Greater China, the United States, Japan, Europe, Singapore, Australia, Malaysia, Indonesia, and Mauritius. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

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

        Certain of our PRC subsidiaries have in the past been granted financial incentives and subsidies from certain local government agencies in support of the continued expansion of our business locally and globally. These government agencies may decide to reduce or eliminate such financial incentives and subsidies at any time. Additionally, some of these financial incentives and subsidies are performance-based, and we may fail to achieve the required performance targets. Therefore, we cannot assure you of the continued availability of such financial incentives and subsidies. The discontinuation of these financial incentives and subsidies could potentially increase our operating and other expenses and adversely affect our financial condition and results of operation.

We rely on technological infrastructure and telecommunications systems in providing our services to our clients, and any failures by, or disruptions to, the infrastructure and systems we use could adversely affect our business and results of operations.

        To provide effective offshore outsourced technology services for our clients, we must maintain active voice and data communications among our main operation centers in China, our onshore centers in Japan, the United States, and our clients' offices. Disruptions to our communications systems could result from, among other things, technical breakdowns, computer glitches and viruses, and natural or man-made disasters. For example, while the March 11, 2011 Japan earthquake, resulting tsunami and radiation leaks at the Fukushima nuclear power plant did not damage our facilities in Japan, we did sustain some disruption in our business in and around the Tokyo region owing to temporary loss of electrical power, temporary staff evacuation and lost staff productivity. Also, the May 2008 earthquake centered in China's Sichuan province caused disruptions in the operations of our Chengdu delivery center, including interruptions in communications, temporary closure and lost staff productivity. We also depend on certain significant vendors for facility storage and related maintenance of our main technology equipment and data at our technology hubs. Any failure by these vendors to perform those services, any temporary or permanent loss of our equipment or systems, or any disruptions to basic infrastructure like power and telecommunications could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients and otherwise adversely affect our business and results of operations.

We may be vulnerable to cyber attacks, which could disrupt our operations and have a material adverse effect on our business, financial performance and operating results.

        As a provider of outsourced IT and research and development services, cyber attacks and hacking activities may cause material adverse effect on our business, financial performance and operating results. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of "denial of service" or similar attacks, and other material adverse effects on our operations. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

Restrictions on visa issuances by Japan, the United States or other countries may affect our ability to compete for and provide services to clients in those countries, which could adversely affect our business and results of operations.

        Our business depends to a limited extent on the ability of our PRC employees to obtain the necessary visas and entry permits to do business in the countries where our clients and our onshore delivery centers are located. Historically, the process for obtaining visas for PRC nationals to visit certain countries, including Japan and the United States, has been lengthy and cumbersome. We have in the past experienced delays and rejections when applying for business visas to the United States for some of our personnel. Moreover, in response to terrorist attacks and global unrest, immigration authorities generally, and those in the United States in particular, have increased the level of scrutiny in granting visas. If further terrorist attacks occur, obtaining visas for our personnel may become even more difficult. Local immigration laws may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. If we are unable to obtain the necessary visas for our personnel who need to travel internationally, if the issuance of such visas is significantly delayed, or if the length of stay permitted under such visas is shortened, we may not be able to provide services to our clients on a timely and cost-effective basis or manage our onshore delivery centers as efficiently as we otherwise could, any of which could adversely affect our business and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements, which could adversely affect the market price of our ADSs.

        As a public company in the United States, we are subject to reporting obligations under the United States Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with the annual report for the fiscal year ended December 31, 2011. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013, and our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective in all material aspects for the year ended December 31, 2013. For the full text of those reports, see "Item 15. Controls and Procedures."

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the "big four" accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms' inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

        In January 2014, the administrative judge reached an Initial Decision that the "big four" accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the United States federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

        Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Risks Related to China

Our operations may be adversely affected by changes in China's political, economic and social conditions or a deterioration in China's relations with Japan or the United States.

        As a substantial portion of our business operations are conducted in China, changes to the economic, political and social conditions in China could have an adverse effect on our business, results of operations and prospects. In addition, any significant increase in China's inflation rate could increase our costs and have a negative impact on our operating margins. Although inflation in China has not materially impacted our results of operations in recent years, China has experienced significant increases in inflation levels. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

        Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China's economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the PBOC's statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit availability. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the PBOC has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in response to the global downturn. Since January 2010, the PBOC has begun to increase the statutory reserve ratio in response to rapid domestic growth, which may have a negative impact on the Chinese economy. However, since December 2011, the PBOC has begun to decrease the statutory deposit reserve ratio in an effort to maintain the pace of economic growth. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. Changes in any of these policies could adversely affect the overall economy in China or the prospects of the outsourced technology services industry.

        Any sudden changes to China's political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has a number of disputes with Japan or the United States and any significant deterioration in China's relations with each of them could discourage some of our clients in those countries from engaging in business with us or could lead to legislation in China, Japan or the United States that could have an adverse impact on our business interests. For example, a recent outbreak of hostilities concerning a dispute between China and Japan over the uninhabited Diaoyu/Senkaku Islands has resulted in sharp declines in sales of Japanese goods in China and a decline in travel to Japan by Chinese tourists. We can't assure you that this political dispute would not develop into a more severe political upheaval or economic downturns in China and Japan, which may greatly harm our business operations and financial results.

The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.

        Under PRC tax laws and regulations, certain of our operating subsidiaries in China enjoyed, or are qualified to enjoy, certain preferential income tax benefits.

        On March 16, 2007, the National People's Congress of China enacted a new Enterprise Income Tax Law, or New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules, was promulgated by the PRC State Council on December 6, 2007. The New EIT Law, among others, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, and (ii) introduces new tax incentives, subject to various qualification criteria. For example, the New EIT Law permits certain "high and new technology enterprises strongly supported by the state" to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as "high and new technology enterprises strongly supported by the state," our PRC subsidiaries must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a "high and new technology enterprise" is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In addition, subject to approval from the applicable tax bureau, an enterprise which is recognized as a "newly setup software enterprise" is entitled to certain preferential tax treatment, including income tax exemption for its first two profit-making years, and a 50.0% reduction in its income tax rate until October 31, 2017. The qualification as a "software enterprise" is subject to annual inspection by the competent authorities in China.

        According to the Notice on Certain Policies on Encourage of Development of Software Industry and Integrated Circuits Industry issued by the National People's Congress of China on June 24, 2000, enterprises recognized as "key software enterprises within state plan" are entitled to enjoy the tax rate of 10%. On January 28, 2011, the National People's Congress of China issued the Notice on Certain Policies on Further Encourage of Development of Software Industry and Integrated Circuits Industry. Enterprises recognized as "key software enterprises within state plan" will continue to enjoy the tax rate of 10%.

        On November 5, 2010, the Ministry of Finance, the Ministry of Commerce and the State Administration of Taxation jointly issued the Notice on the Relevant Enterprise Income Tax Polices on Advanced Technology Service Enterprises, or Notice 65, with retroactive effect from July 1, 2010. Under Notice 65, enterprises which qualify as "advanced technology service enterprises" are entitled to enjoy the tax rate of 15% from July 1, 2010 to December 31, 2013.

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

        In addition, our PRC subsidiaries are exempt from business tax, if applicable, with respect to (i) the software development business and related technology consulting services in which they engage, both of which fall within the definition of technology development business, and (ii) the offshore outsourcing service. Our PRC subsidiaries are required to sign and submit business contracts under specific requirements under current PRC tax laws to obtain the exemption and we cannot assure you that each of our clients will cooperate with us to comply with the specific requirements for the purpose of the exemption. Furthermore, we cannot assure you that the PRC regulators will not change the tax laws to cancel the tax exemption. Expiration of or changes to the tax exemption may have a material adverse effect on our tax obligations and operating results. Starting from January 2012, some of our PRC subsidiaries are required to pay value added tax as a result of recent tax reform in the PRC. Starting from August 2013, the value added tax have applied to all of our PRC subsidiaries according to the agenda of the tax reform. See "—All of our subsidiaries incorporated in China are required to pay value added tax as a result of recent tax reform in the PRC and the impact on our operating result is unclear." The above-mentioned business tax exemption terms survived and the qualified revenues of our PRC subsidiaries derived from the technology development business and offshore outsourcing services are exempt from value added taxes from January 1, 2012 to December 31, 2018.

All of our subsidiaries incorporated in China are required to pay value added tax as a result of recent tax reform in the PRC and the impact on our operating result is unclear.

        On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Implementation Rules of the Pilot Program of Value Added Tax Reform, or Circular 110, and the Notice on the Pilot Program of Value Added Tax Reform in Transportation and Certain Modern Service Industries in Shanghai, or Circular 111, or the New VAT Rules. The New VAT Rules became effective on January 1, 2012. Under the tax reform pilot program launched in Shanghai under the New VAT Rules, transportation and certain modern service companies in Shanghai are subject to value added tax, or VAT, in lieu of the otherwise applicable business tax of 5%.

        In addition, on July 31, 2012, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on Launching the Pilot Collection of Value Added Tax in lieu of Business Tax in Transportation and Certain Areas of Modern Services Industries in Eight Provinces and

Municipalities Including Beijing, certain transportation and modern services companies incorporated in eight other provinces or municipalities in the PRC are subject to the tax reform contemplated under the New VAT Rules. As a result, our PRC subsidiaries incorporated in Beijing, Jiangsu, Fujian, Guangdong (including Shenzhen), Tianjin, Zhejiang and Hubei are required to pay VAT starting from September 1, 2012, October 1, 2012, November 1, 2012, November 1, 2012, December 1, 2012, December 1, 2012 and December 1, 2012, respectively. Since August 2013, this tax pilot program had been expanded to the remaining areas within China. As a result, from August 1, 2013, all our PRC subsidiaries are subject to VAT at the rates, 6% or 3%, on service revenues from product sales and services, which were previously subject to business tax.

        Specifically, these subsidiaries will be subject to VAT at a rate of 3% if they qualify as small-scale VAT payers or 6% if they qualify as general VAT payers for the technology and IT services they provide. The tax burden associated with different VAT payer status are unclear because while general VAT payers are subject to a higher VAT rate, they enjoy the benefit of being able to reduce the total VAT payable by the VAT it has paid in connection with daily purchasing activities, which is not available to small-scale VAT payers. In addition, different formulas for calculating taxable VAT will be applied to the VAT payers depending on their status. As these are newly introduced rules, there is significant uncertainty relating to the interpretation and enforcement of these rules by the national and local tax authorities and other relevant authorities and our business, financial condition and results of operations could be materially and adversely affected if the interpretation and enforcement of these rules and other tax reforms become unfavorable to us.

Under the New EIT Law, we may be classified as a "resident enterprise" of China. Such classification would likely result in unfavorable tax consequences to us.

        Under the New EIT Law and the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The Implementation Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. While we do not believe our holding company and our subsidiaries should be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our financial condition and results of operations.

        Pursuant to the New EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends from our PRC subsidiaries. To the extent these dividends are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

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

        Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the "beneficial owner" of an item of income under China's tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by our PRC subsidiaries to their non-PRC holding companies or parents, whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement, will be entitled to the benefits under the relevant withholding arrangement.

The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy or your disposition of our common shares or ADSs.

        In connection with the New EIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On July 26, 2010, the State Administration of Taxation issued the Administration Measures on the Enterprise Income Tax Treatment of Enterprise Reorganizations, or Bulletin No. 4 to provide clarification in a number of areas for Circular 59 and also provide guidance on filing and documentation requirements. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. On March 28, 2011, the State Administration of Taxation issued the Notice on Issues about the Administration of Enterprise Income Tax for Non-PRC Enterprises, or Bulletin No. 24, which provides clarification for Circular 698 in a number of areas, including, for example, installment payment treatment, effective tax burden, and filing requirement for foreign investors who have indirectly transferred a Chinese resident enterprise. The State of Administration of Taxation issued the Notice on Issues Concerning Special Tax Treatment on Equity Transfers by Non-resident Enterprises on December 12, 2013, or Bulletin No. 72, which provides guidance on the filing and documentation requirements on the special tax treatment for equity transfers by non-resident enterprises as defined under the Circular 59. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Bulletin No. 4, Bulletin No. 24 and Bulletin No. 72 took effect from January 1, 2010, April 1, 2011 and December 22, 2013, respectively. However, they also apply to transactions that have occurred prior to its issuance for which the relevant PRC tax matters have not been dealt with. Under the two circulars, HiSoft Holdings Limited, or HiSoft Holdings BVI, HiSoft, and HiSoft Systems Holdings Limited, or HiSoft Systems BVI, may be subject to income tax on capital gains generated from their respective transfers to us and other subsidiaries of our company of equity interests in HiSoft Services (Beijing) Ltd., or HiSoft Beijing, and HiSoft Technology (Chengdu) Co., Ltd., which was renamed as Chengdu Pactera Technology Limited, or Pactera Chengdu, in 2008 and equity interests in HiSoft Systems (Shenzhen) Ltd., which was renamed as Shenzhen Pactera Systems Limited, or Pactera Shenzhen, in 2009, although our management believes the risk is remote. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If the PRC tax authorities make such adjustment, our income tax costs will be increased.

        By promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose and thus impose PRC income tax on a transfer of equity in an offshore company. It is not clear to what extent the holders of our common shares or ADSs will be subject to these requirements. Furthermore, since we consistently pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust the capital gains or request us or the holders of our common shares or ADSs to submit additional documentation for their review in connection with any of our acquisitions or any disposition of our common shares or ADSs by the holders of our common shares or ADSs, thus causing us or the holders of our common shares or ADSs to incur additional acquisition costs.

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

        Our current understanding is that neither of our company or VanceInfo will be required to deduct or withhold any amount from the Merger Consideration under any applicable PRC laws. First, there is uncertainty as to the application and interpretation of Circular 698 (for example, the term "indirect transfer" is not clearly defined and the relevant authority has not yet promulgated any formal interpretations or declarations as to the process and format for reporting an indirect transfer to the competent tax authority of the relevant PRC resident enterprise). Second, the merger is an offshore transaction between overseas public companies, and the PRC tax laws are ambiguous as to the withholding obligation for this kind of offshore transaction. Third, we don't believe the merger is a taxable "indirect transfer" in the context of Circular 698 because our company and VanceInfo have fair commercial reason to consolidate their respective IT outsourcing business in China, VanceInfo's shareholders did not receive cash in the merger (instead such shareholders will continue their investments in our company), and VanceInfo's business structure within China and outside of China was not changed prior to, and has not changed since, the merger. Fourth, we are not aware of any past transactions of the same or a similar nature and structure as our merger ever having been made subject to Circular 698. After the completion of the merger, VanceInfo made the filing under Circular 698 with the competent tax authority where one of its PRC subsidiaries is located in accordance with the filing requirements under Bulletin 24. VanceInfo has not yet received any notice or order from the tax bureau on any additional interviews, enquiries, or instructions in relation to the filing, nor is VanceInfo aware of any further action taken by the tax bureau or its superior competent authorities. However, we cannot assure you that the relevant tax bureaus will not require VanceInfo or our company to retroactively deduct or withhold any amount from the Merger Consideration since tax bureaus generally have discretion to conduct further investigation according to the PRC tax laws. In the event a deduction or withholding is required, VanceInfo or our company may be required to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as the competent tax authority reasonably determines to be deducted and withheld with respect to the making of such payment under any applicable tax laws of the PRC. To the extent that amounts are so withheld and paid over to the appropriate governmental entity, such withheld amounts shall be treated for all purposes of the merger agreement as having been paid by the VanceInfo American Depositary Shares holders or VanceInfo shareholders in respect to which such deduction and withholding was made. We can't assure you that we will get reimbursed for such withheld amounts from any of the VanceInfo American Depositary Shares holders or VanceInfo shareholders.

The enforcement of the Labor Contract Law, Social Insurance Law and other labor-related regulations in China may adversely affect our reputation, business, results of operations and prospects.

        On June 29, 2007, the National People's Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008.

        The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative's council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. An employer is typically required to provide severance payment to an employee after the employment relationship is terminated. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on the number of the employee's working years at the employer. Employees who waive such vacation time at the request of employers are entitled to compensation equal to three times their regular daily salary for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

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

        In addition, under the applicable PRC laws and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People's Congress and effective as of July 1, 2011, or the PRC Social Insurance Law, our operating subsidiaries in the PRC are required to make mandatory contributions to a number of social insurance schemes for their employees who are eligible for such benefits, which include pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance. Under the Regulations on Management of Housing Provident Fund promulgated by the PRC State Council as of March 24, 2005 and the applicable local implementing rules, our operating subsidiaries in the PRC are required to make mandatory contributions to housing fund plans. We may have not fully complied with the social insurances and housing fund plan contribution requirements for our employees.

        According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign an open-ended labor contract with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Such open-ended contract is only terminable in the event that a statutory termination cause is satisfied (such as material violation of disciplinary policy, or remaining incapacity after training or change of position). Such open-ended employment contracts may substantially increase our employment-related risks and limit our ability to downsize our workforce in event of an economic downturn.

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

        As our main operating entities and a substantial majority of our assets are located in China, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although China's legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to the United States. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties. For example, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, some of which are not published on a timely basis or at all. In addition, the relative inexperience of China's judiciary in some cases may create uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations, especially in relation to contracts with government entities, including state-owned enterprises. One of our major customers is a state-owned enterprise in China. Furthermore, due to the existence of unpublished rules and policies, and since newly issued

PRC laws and regulations may have a retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact.

If the CSRC, or another PRC regulatory agency, determines that CSRC approval was required in connection with our or VanceInfo's initial public offering or follow-on public offering, we may become subject to penalties.

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

        We completed the initial listing and trading of our ADSs on the Nasdaq Global Market (which was subsequently elevated to the Nasdaq Global Select Market on January 3, 2011) in December 2010, and VanceInfo completed the initial listing and trading of its American Depositary Shares on the New York Stock Exchange in December 2007. Neither of us and VanceInfo sought CSRC approval in connection with the initial public offerings and follow-on public offerings. Our PRC counsel, Fangda Partners, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

  •
  The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our or VanceInfo's public offerings are subject to this new procedure;

  •
  In spite of the above, given that each of us and VanceInfo has completed our restructuring before September 8, 2006, the effective date of these regulations, such regulations do not require an application to be submitted to the CSRC for the approval of the issuance and sale of our ADSs and common shares and VanceInfo's ordinary shares and American depositary shares, or the listing and trading of our ADSs on the Nasdaq Global Market (which was subsequently elevated to the Nasdaq Global Select Market on January 3, 2011) and VanceInfo's American depositary shares on the New York Stock Exchange; and

  •
  The issuance and sale of our ADSs and common shares and the listing and trading of the ADSs on the Nasdaq Global Market (which was subsequently elevated to the Nasdaq Global Select Market on January 3, 2011), and the issuance and sale of VanceInfo's American depositary shares and ordinary shares and the listing and trading of VanceInfo's American depositary shares on the New York Stock Exchange do not conflict with or violate this new PRC regulation.

        However, there remains some uncertainty as to how these regulations will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC's approval was required for our or VanceInfo's initial public offerings or follow-on public offerings, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering and follow-on public offering into China, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors could make it more difficult for us to make future acquisitions or dispose of our business operations or assets in China.

        The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including a requirement that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if either threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 is triggered. Furthermore, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisition of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, which became effective on September 1, 2011, for the implementation of the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions by foreign investors (i) involving PRC domestic enterprises with "national defense and security" concerns and (ii) where the foreign investors may acquire "de facto control" of the PRC domestic enterprises with national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of "key" or "major", nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of "substance over form" should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through nominee holding structure, trusts, indirect investments, leases, loans, control through contractual arrangements, offshore transactions, or other means. We believe that our current business is not in an industry with national security concerns. However, we cannot exclude the possibility that MOFCOM or other government agencies may release interpretations or new rules contrary to our understanding or broaden the scope of such security review in the future. Since 2005, we have expanded our operations through a series of acquisitions and investments. Complying with the requirements of these new regulations in order to complete any future transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete any future transactions, which could affect our ability to expand our business or maintain our market share. In addition, such additional procedures and requirements could make it more difficult or time-consuming for us to dispose of any of our business operations or assets in China.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

        In October 2005, China's State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Furthermore, PRC citizens or residents are also required to remit profits, dividends and other capital variation incomes in foreign exchange paid by the special purpose company to China within 180 days following their receipt of the same. Since May 2007, various rules and guidance issued by SAFE have set forth operational procedures for such registration.

        We have urged our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under SAFE Circular 75 and other related rules. Prior to the merger with VanceInfo, we understand that our PRC citizen or resident beneficial owners have completed initial registrations with the local counterpart of SAFE in Dalian. With respect to VanceInfo, Mr. Chris Shuning Chen, our chairman, Mr. Stanley Ying Zhou, our former executive vice president, and Mr. Kevin Zhong Liu, one of our former employees, have made the requisite SAFE registration with respect to their investment and beneficial ownership prior to the merger with us. Furthermore, we understand that our PRC citizen or resident beneficial owners who have completed initial registration with the local counterpart of SAFE, including Mr. Chris Shuning Chen, Mr. Stanley Ying Zhou and Mr. Kevin Zhong Liu, are in the process of completing amendment registrations under SAFE Circular 75 as a result of the merger with VanceInfo, other changes to their beneficial interests in us and various acquisitions made by us. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. In addition, it remains unclear how SAFE Circular 75 and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, lead to potential liability for our onshore subsidiaries, and in some instances, for their legal representatives and other liable individuals, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See "—Restrictions under PRC law on our PRC subsidiaries' ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses."

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

        Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies, or the Stock Option Rules, promulgated on February 20, 2012, which supersedes the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-listed Company issued by SAFE on March 28, 2007, PRC citizens or residents habitually residing in the PRC continuously for over one year, who have been granted shares or share options by an overseas-listed company according to its employee share holding plan, share option plan or other similar share incentive plans are required to, through the PRC subsidiary of such overseas-listed company to appoint qualified PRC agents, register with SAFE or its local counterparts and complete certain other procedures related to the share option or share incentive plan. Concurrent with the registration with SAFE or its local counterparts, the qualified PRC agent shall obtain an approval from SAFE for an annual allowance in connection with the foreign exchange in connection with share holding or share option exercises as well as an approval for opening a special foreign exchange account at a PRC domestic bank to hold the funds in connection with the share purchase or share option exercise, returned principal or profits upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, foreign exchange income of the participating PRC residents received from the sale of share and dividends distributed by the overseas listed company are required to be fully remitted into such special domestic foreign currency account before the distribution to such participants. In addition, the PRC agents are required to amend or deregister the registrations with SAFE or its local counterparts in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Stock Option Rules.

        We and our PRC resident employees who are the participants of our share incentive plans (including VanceInfo's PRC resident employees whose VanceInfo share options and restricted share units have been assumed by us and replaced by our share options and restricted share units at the effective time of the merger between us and VanceInfo), are subject to these rules. We and our PRC resident employees who are subject to these rules are in the process of completing amendment registrations as required under the Stock Option Rules in relation to the change of our share incentive plans resulting from the merger with VanceInfo in November 2012 and our acquisition or establishment of certain subsidiaries. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See "Item 4. Information of the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange."

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

        A majority of our net revenues are generated in Renminbi, Japanese yen or U.S. dollars, while most of our costs are denominated in Renminbi. In order for us to effectively utilize our revenues and the funds raised in our initial public offering and the follow-on public offering, we need to conduct currency exchanges between Renminbi and other currencies. Under PRC regulations as of the date of this annual report, Renminbi is convertible for "current account transactions," which include, among other things, dividend payments and payments for the import of goods and services. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts for use in payment of international current account transactions. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to "capital account transactions," which principally include investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities.

        On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated registered capital of a foreign-invested company may only be used for purposes within the company's business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated registered capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular 142 may significantly limit our ability to transfer funds to our PRC subsidiaries in the PRC, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC, and we may not be able to convert funds into Renminbi to invest in or acquire any other PRC companies. Furthermore, SAFE promulgated the Notice of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, on November 19, 2010, which tightens the examination of the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds be in accordance with the description in the relevant prospectus.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using our funds available to us outside China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        In utilizing the funds we received or will receive outside China, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us in foreign currencies to our wholly-owned subsidiaries, which are foreign-invested enterprises in China, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts.

        We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by China's Ministry of Commerce or its local counterparts. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. If we fail to receive such registrations or approvals, our ability to use funds we received or will receive outside China and to capitalize our PRC operations may be negatively affected, which could materially adversely affect our liquidity and our ability to fund and expand our business.

Restrictions under PRC law on our PRC subsidiaries' ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

        A majority of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory general reserve fund until the cumulative amount in such fund reaches 50% of the company's registered capital. Each of our PRC subsidiaries is also required to set aside a certain amount of its after-tax profits each year, if any, to fund a staff welfare fund. Also, each of our PRC subsidiaries that is a Chinese-foreign equity joint venture is required to set aside a certain amount of its after-tax profits each year, if any, to fund a reserve fund and an enterprise expansion fund. However, the specific amounts of the staff welfare fund or enterprise expansion fund are subject to the discretion of the board of directors of the relevant subsidiary. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. As of December 31, 2013, our PRC subsidiaries had allocated $19.8 million to these statutory reserve funds. The total amount of our restricted net assets was $185.9 million as of December 31, 2013. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

        If an active public market for our ADSs is not sustained, the market price and liquidity of our ADSs may be adversely affected. Furthermore, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations.

Future sales or perceived sales of our ADSs or common shares by existing shareholders could cause our ADSs price to decline.

        If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our common shares in the public market after the termination of any contractual lock-up period and other legal restrictions on resale discussed in this annual report, the trading price of our common shares could decline. As of February 28, 2014, we had approximately 85.9 million outstanding common shares (excluding unvested portion of non-vested common shares awarded under our share incentive plans). All of our outstanding shares are eligible for sale in the public market, although a portion is subject to volume limitations under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. In addition, common shares subject to outstanding options or restricted share units under our share incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and

Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to the United States holders.

        Based on the composition of our income and the composition and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for 2013, and we do not expect to become one in the future, although there can be no assurance in this regard. If we become a PFIC, United States Holders, as defined under "Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations", of our common shares or ADSs may become subject to increased tax liabilities under the United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. There is no assurance that we will not be a PFIC in 2014 or later years. See "Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company."

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

        In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, many PRC companies have listed their securities, or are in the process of preparing for listing their securities, on the United States stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies' securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs.

        These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders' opportunities to sell their shares at a premium.

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

        Holders of our ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying common shares in accordance with these instructions. Under our sixth amended and restated memorandum and articles of association, as amended, the minimum notice period required for convening a general meeting is 10 clear days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your common shares are not voted as you requested.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the common shares underlying your ADSs if you do not vote at shareholders' meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

        Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our common shares underlying your ADSs at shareholders' meetings if you do not vote, unless:

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

Item 4.    INFORMATION ON THE COMPANY

A.
History and Development of the Company

        Our legal and commercial name is Pactera Technology International Ltd. Our principal executive offices are located at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People's Republic of China, and our telephone number and fax number at this address is 86-10-5987-5678 and 86-10-5987-5050 respectively. Our Internet website address is www.pactera.com. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017, United States.

        We commenced operations in November 1996 as Dalian Haihui Sci-Tech Co., Ltd., or Haihui Dalian. In August 2002, Haihui Dalian established Haihui Sci-Tech Japan Co., Ltd., which was renamed as Pactera Technology Japan Co., Ltd., or Pactera Japan, in Tokyo, Japan as a wholly-owned subsidiary. In September 2003, Haihui Dalian established DMK International, Inc., or DMK International, in Delaware as a wholly-owned subsidiary.

        To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our Cayman Islands holding company, HiSoft, in May 2004. In connection with this restructuring, HiSoft established a wholly-owned subsidiary, HiSoft Technology (Dalian) Co., Ltd., which was renamed as Dalian Pactera Technology Limited, or Pactera Dalian, in Dalian, China, and Pactera Dalian entered into a series of contractual arrangements with Haihui Dalian and its shareholders to acquire effective control over Haihui Dalian. In 2013, we terminated the contractual arrangements with Haihui Dalian and its shareholders.

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

  •
  In December 2005, we acquired 55% of the business of Teksen Systems, a Hong Kong and Guangzhou-based IT services provider, and in January 2007 we acquired the remaining 45% of the business. To effect the Teksen Systems business acquisition, HiSoft Systems BVI, a BVI holding company, and its wholly-owned subsidiaries, HiSoft Systems Hong Kong Limited, which was renamed as Pactera Systems (Hong Kong) Limited, or Pactera Hong Kong, and Pactera Shenzhen were formed to hold and operate the underlying business.

  •
  In December 2006, we established HiSoft Envisage, Inc., which was renamed as Pactera Technologies NA, Inc, or Pactera Envisage, in Delaware to acquire Envisage Solutions, a United States-based provider of packaged software services. This acquisition was completed in December 2006.

  •
  In April 2007, we established Pactera Chengdu, and in June 2007, we established HiSoft Technology (Singapore) Pte. Ltd., which was subsequently dissolved in June 2009.

  •
  In November 2007, we completed our acquisition of Shanghai Shinko Computer Technology Co., Ltd., an outsourced technology center for a new key client, Kobe Steel Ltd., which was renamed as HiSoft Technology (Shanghai) Co., Ltd. and has been dissolved in October 2012.

  •
  In December 2007, we acquired T-est Pte. Ltd, a Singapore-based research and development services provider, which was renamed as Pactera Singapore Pte. Ltd., or Pactera Singapore.

  •
  In December 2007, we acquired Daemoyrod Corporation, an Oracle application software implementation and support specialist with operations in the United States and Mexico, by merging it into HiSoft Wave, Inc., our wholly-owned subsidiary, or HiSoft Wave, which has been dissolved in March 2013.

  •
  In January 2009, we established Wuxi HiSoft Services Ltd., which was renamed as Wuxi Pactera Technology Limited, or Pactera Wuxi, and, in December 2009, we established Wuxi HiSoft Technology Training Co., Ltd., which was renamed as Wuxi Pactera Technology Training Limited, or Wuxi Training Centre, through Pactera Wuxi.

  •
  In August 2009, we acquired a business process support team from AIA Information Technology (Guangzhou) Co., Ltd.

  •
  In October 2009, we acquired the testing business of MG Digital Pte. Ltd., a Singapore-based research and development services provider.

  •
  In December 2009, we acquired AllianceSPEC Pte. Ltd., an IT transaction system testing company based in Singapore, which has been struck off in January 2014.

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

  •
  In January 2011, we established HiSoft Jinxin Technology (Beijing) Co., Ltd., which was later renamed as Beijing Pactera Jinxin Software Limited, or Pactera Jinxin, in Beijing, in which we owned 60% interest. In October 2012, we acquired from the non-controlling shareholders the remaining 40% interest in Pactera Jinxin, which has became our wholly-owned subsidiary since then.

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

  •
  In July 2011, we acquired NouvEON Technology Partners, Inc., or NouvEON, a United States-based IT consulting services firm.

  •
  In October 2011, we acquired Shanghai HURO Digital Technology Co., Ltd., or HURO, a China-based IT service firm that provides IT services for clients in BFSI industry.

  •
  In February 2012, we acquired Logoscript International S.L., which was renamed as Pactera Holdings Spain. S.L., or Pactera Spain, a Spain-based software localization and technical translation services provider and its three subsidiaries based in Spain, Brazil and Portugal, respectively. Its subsidiaries based in Brazil and Portugal have been dissolved in October and November, 2012, respectively.

  •
  In March 2012, we acquired substantially all of the businesses and assets of Longhaul, a China-based SAP consulting company, which mainly provides SAP implementation and maintenance services in southern China.

  •
  In May 2012, we established Shenzhen Pactera Information Limited, or Pactera Shenzhen Information.

  •
  In June 2012, we acquired Beijing GloryCube Technology Co., Ltd., which was renamed as Beijing Pactera Glorycube Technology Co., Limited., or Glory, a China-based IT service firm that specialized in customer relationship management, or CRM, system design and implementation in the financial industry in China.

  •
  In July 2012, we acquired Bearing Point Holdings Pty. Limited, or Bearing Point, an Australia-based group of IT consulting services provider.

  •
  In August 2012, we acquired Newton Technology Limited, or Newton, a Japan-based system developer under Java platform, which was dissolved in December 2012 after its business and assets were transferred to Pactera Japan.

  •
  In May 2013, we established Wuxi Pactera Outsourcing Service Limited.

  •
  In August 2013, we established Pactera Technology (Mauritius) Limited in Mauritius.

  •
  In January 2014, we established PT. Pactera Jatis Indonesia with an unrelated third party in Indonesia, in which we hold 60% of the total shares.

  •
  In January 2014, we acquired Pactera Switzerland AG (formerly known as Innoveo Solutions AG), a Switzerland-based company that primarily provides an insurance frontend solution.

  •
  In February 2014, we established Pactera Hungary Kft in Hungary.

Our Initial Public Offering

        In July 2010, we completed our initial public offering, in which we offered and sold an aggregate of 121,600,000 common shares (approximately 8,717,971 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising $58.6 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 19,000,000 common shares (approximately 1,362,183 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs. Upon the exercise of the underwriters' option to purchase additional ADSs, we sold an aggregate of 16,371,673 additional common shares (approximately 1,173,748 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising an additional $7.9 million in net proceeds, before expenses, and certain of our shareholders sold an aggregate of 4,718,327 additional common shares (approximately 338,275 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs.

Follow-on Public Offering

        In December 2010, we completed a follow-on public offering, in which we offered and sold an aggregate of 9,500,000 common shares (approximately 681,091 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising $12.3 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 85,500,000 common shares (approximately 6,129,823 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs. Upon the exercise of the underwriters' option to purchase additional ADSs, certain of our shareholders sold an aggregate of 14,250,000 additional common shares (approximately 1,021,637 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs.

        As of December 31, 2013, our market capitalization is $611.3 million, as calculated by multiplying 85,503,321 common shares outstanding (excluding unvested portion of nonvested common shares and shares that had been clawed back by our company from employee shareholders but have not been reflected in the register of members of our company) on December 31, 2013 by the closing price of $7.15 for our ADS (each represents one common share), as quoted on the NASDAQ Select Global Market on December 31, 2013.

Merger with VanceInfo

        On August 10, 2012, we entered into a merger agreement providing for a stock-for-stock "merger of equals" business combination between us and VanceInfo. On November 6, 2012, the proposed resolutions in connection with the previously announced merger were approved at the extraordinary general meetings of HiSoft and VanceInfo. Upon completion of the merger on November 9, 2012, we became the surviving company with our ADSs continuing to be listed on the NASDAQ Global Select Market while VanceInfo became a privately held company. The aggregate equity consideration paid in connection with the merger was approximately $326.8 million, which was calculated based on the fair value of the common shares issued or issuable in connection with the merger with VanceInfo, including the common shares issuable upon exercise of our company's share options and upon vesting of our company's restricted share units in exchange for VanceInfo share options and restricted share units outstanding immediately prior to the merger.

        VanceInfo's predecessor, Beijing Wensi Chuangyi Software Technology Co., Ltd, or Wensi Chuangyi, commenced operations in China in 1995. The holding company, VanceInfo, was incorporated under the laws of the British Virgin Islands in April 2004. In July 2004, VanceInfo formed Pactera Beijing in China. In August 2004, Pactera Beijing acquired the IT services business and related assets of Wensi Chuangyi. In October 2005, VanceInfo was redomiciled to the Cayman Islands. In December 2007, VanceInfo completed initial public offering of its American depositary shares and listed such American depositary shares on the New York Stock Exchange, or NYSE, under the symbol "VIT." The legacy VanceInfo business operations cover comprehensive range of IT services including R&D outsourcing services, consulting and solutions services, application management services and other solutions and services targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

Going Private Transaction

        We announced on May 20, 2013 that our board of directors had received a non-binding proposal letter, dated May 20, 2013, from an affiliate of funds managed or advised by Blackstone, Mr. Chris Shuning Chen, our non-executive chairman, Mr. Tiak Koon Loh, our chief executive officer and director, Mr. David Lifeng Chen, our president, Mr. Jun Su, our corporate executive vice president, and Mr. Sidney Xuande Huang, our former chief financial officer, or collectively, the buyer group (including the members joined later as described below), to acquire all of our outstanding shares not currently owned by the buyer group in a going private transaction for $7.50 per common share and $7.50 per ADS in cash.

        Between May 21, 2013 and May 22, 2013, several other management personnel of our company, namely, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng, and Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., two existing shareholders of our company joined the buyer group.

        We further announced on September 13, 2013 that the special committee of our board of directors had received a definitive offer letter, dated September 12, 2013, from the buyer group to acquire all of our outstanding shares not currently owned by the buyer group in a going private transaction, and the proposed price was adjusted down to $7.00 per common share and $7.00 per ADS in cash.

        On October 17, 2013, we entered into a definitive agreement and plan of merger with BCP (Singapore) VI Cayman Acquisition Co. Ltd., or parent, BCP (Singapore) VI Cayman Financing Co. Ltd. and BCP (Singapore) VI Cayman Merger Co. Ltd., or the merger agreement. Subject to the terms and conditions of the merger agreement, at the effective time of the merger thereunder, BCP (Singapore) VI Cayman Merger Co. Ltd. will be merged with and into our company, with our company continuing as the surviving company and a wholly-owned subsidiary of BCP (Singapore) VI Cayman Financing Co. Ltd. which is in turn a wholly-owned subsidiary of parent, or the proposed merger. Pursuant to the merger agreement, at the effective time of the proposed merger, each of our outstanding common shares (including the common shares represented by ADSs), will be cancelled in exchange for the right to receive $7.30 in cash without interest, and each issued and outstanding ADS, each representing one common share, will be cancelled in exchange for the right to receive an amount in cash equal to the merger consideration, less $0.05 per ADS in cancellation fees pursuant to the terms of the ADS deposit agreement of our company, in each case, net of any applicable withholding taxes, other than (i) a portion of our common shares (including the common shares represented by ADSs) beneficially owned by the relevant members of the buyer group immediately prior to the effective time of the proposed merger, which will be rolled over in the proposed merger, (ii) our shares held by parent, any of its subsidiaries, or us, and (iii) our shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under Section 238 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which will be cancelled for the right to receive the fair value of such shares as determined in accordance with Section 238 of such law.

        Immediately after the completion of the propsed merger, parent will be beneficially owned by the buyer group. Blackstone Capital Partners VI L.P. and/or its affiliates will control at least 50.1% of the voting and economic equity interests in parent. As of January 27, 2014, Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng, Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. beneficially owned, in the aggregate, approximately 11.5% of our outstanding common shares (including nonvested common shares to the extent that such nonvested common shares have voting power but excluding 4,012,566 common shares held in brokerage accounts in our company's name or issued to the ADS depositary in anticipation of the vesting of options and nonvested common share of our company granted under our share incentive plans).

        Our board of directors, acting upon the unanimous recommendation of its special committee, which is comprised solely of directors unrelated to our management, the buyer group, parent, BCP (Singapore) VI Cayman Financing Co. Ltd. or BCP (Singapore) VI Cayman Merger Co. Ltd., approved the merger agreement and the proposed merger and resolved to recommend that our shareholders vote for the approval and authorization of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the proposed merger. The special committee negotiated the terms of the merger agreement with the assistance of its financial and legal advisors.

        The proposed merger is subject to various closing conditions, including a condition that the merger agreement be approved by an affirmative vote of shareholders representing two-thirds or more of the common shares present and voting in person or by proxy as a single class at a meeting of our shareholders convened to consider the approval of the merger agreement and the transactions contemplated thereunder. Pursuant to the voting agreements they entered into in connection with the proposed merger, the relevant members of the buyer group have agreed to vote all common shares (including nonvested common shares to the extent that such nonvested common shares have voting power) held by them in favor of the authorization and approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting of our company.

        We held our extraordinary general meeting on March 6, 2014 and our shareholders voted to approve the proposal to authorize and approve the merger agreement and the proposed merger. The parties to the merger agreement expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. If the proposed merger is completed, we will continue our operations as a privately held company and, as a result of the proposed merger, our ADSs will no longer be listed on the NASDAQ Global Select Market and the American depositary shares program for our ADSs will terminate.

        We have prepared and filed with the SEC a transaction statement on Schedule 13E-3 and amendments thereto, which included a proxy statement of us. The Schedule 13E-3 and its amendments included a description of the merger agreement and contained other important information about the proposed merger, our company and other participants in the proposed merger.

Capital Expenditures

        Our capital expenditures were $7.7 million, $21.2 million and $27.7 million in 2011, 2012 and 2013, respectively, which were primarily related to purchasing new equipment for new employees and to replace existing equipment, purchasing office buildings in Wuxi and constructing office buildings in Beijing.

B.
Business Overview

Overview

        We are a leading global consulting and technology services provider strategically headquartered in China. We provide IT consulting services, research and development and other outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in Greater China, the United States, Japan, Europe, Singapore, Australia, Malaysia, Indonesia, and Mauritius to meet clients' increasing demands for seamless global delivery and support. Capitalizing on our efficient delivery model and customized service offerings, we provide to our clients one-stop solutions that ensure stable and effective support of their business strategies.

        Our service lines consist of IT services, research and development services, and business process outsourcing, or BPO, services. Our IT services include consulting and packaged software services, or CPS services, and application development, testing and maintenance services for custom applications, or ADM services. Our research and development services include software and hardware testing as well as software globalization services. In 2011, 2012 and 2013, IT services contributed 57.6%, 59.2% and 59.6% of our net revenues, respectively, research and development services contributed 42.4%, 40.2% and 38.7% of our net revenues, respectively, while BPO services contributed nil, 0.6% and 1.7% of our net revenues, respectively. Our CPS services, comprising a portfolio of high value-added solutions, recorded revenue growth of 111.9% and 85.7% in 2012 and 2013 respectively, supported by strong demand from customers in Greater China and the United States.

        We focus primarily on clients in the high technology, BFSI and manufacturing industries. These industries have historically represented a significant proportion of outsourcing spending and, we believe, will continue to represent the greatest market opportunity for us. In 2011, 2012 and 2013, high technology clients accounted for 54.9%, 54.2% and 58.0% of our net revenues, respectively, BFSI clients accounted for 27.8%, 28.5% and 27.1% of our net revenues, respectively, and manufacturing clients accounted for 9.5%, 13.9% and 12.3% of our net revenues, respectively.

        We primarily target global companies that already use outsourced technology service providers from other geographies. In 2011, 2012 and 2013, approximately 294, 325 and 345, respectively, of our clients were headquartered outside of China. We also actively seek to expand our service offerings to existing clients. From 2011 to 2013, we were successful in increasing the number of clients from whom we received between $1.0 million and $5.0 million in annual net revenues from 26 to 82, the number of clients from whom we received between $5.0 million and $10.0 million in annual net revenues from 7 to 12 and the number of clients from whom we received more than $10.0 million in annual net revenues from 3 to 12.

        We offer our services through our globally integrated network of onshore and offshore delivery locations in Greater China, the United States, Japan, Europe, Singapore, Australia, Malaysia, and Mauritius, depending on the nature of the work and the client's needs, to enable our clients to focus on their core competencies and improve operating efficiencies. As of the date of this annual report, we had 16 delivery centers, of which 11 were in China, located in Beijing, Chengdu, Dalian, Guangzhou, Shanghai, Shenzhen, Wuxi, Hangzhou, Changsha, Dongguan and Nanjing, each with dedicated project teams and facilities designed to provide tailored solutions to individual clients. We believe that these dedicated delivery centers provide our clients with differentiated services and enhance their confidence in our capabilities. For our offshore delivery, we usually employ account managers and technology specialists with substantial experience in our focus industries. These employees are typically based in our offices in the United States, Japan, Europe, Hong Kong, Taiwan, Singapore, Australia, Malaysia, Indonesia, and Mauritius, to work directly with existing and target clients. We believe that having industry-focused account managers and key project delivery personnel onshore helps us better understand our clients' needs and results in higher quality service delivery.

        For clients that require dedicated resources, we also establish and manage client-centric offshore delivery centers within our facilities to provide our clients with greater control over staffing and process delivery. As of the date of this annual report, we maintained dedicated offshore delivery centers for 11 of our clients. In March 2003, we became one of the first China-based companies to receive the Capability Maturity Model, or CMM, Level five certification, the highest level of the Software Engineering Institute's CMM categorization for measuring the maturity of software processes. In addition, we were the first China-based outsourced technology service provider to operate a General Electric certified global development center.

        Our net revenues have grown from $91.5 million in 2009 to $670.0 million in 2013, representing a compound annual growth rate, or CAGR, of 64.5%. Our gross profit has increased at a CAGR of 56.0% from $32.7 million in 2009 to $193.5 million in 2013. We had a net profit of $7.4 million in 2009, compared to net profit of $7.8 million in 2013. For 2011, 2012 and 2013, respectively, 49.3%, 43.2% and 39.3% of our net revenues were derived from clients headquartered in the United States, 18.0%, 29.0% and 38.7% from Greater China, 8.6%, 6.8% and 9.4% from Europe, 18.6%, 16.2% and 7.6% from Japan and 5.5%, 4.8% and 5.0% from Asia South. Asia South consists of countries in the Asia Pacific region excluding Japan and Greater China, formerly referred to as "Others".

Our Services

  IT Services

        Our IT services, which principally target the outsourced technology services needs of large corporations, assist our clients in maintaining and enhancing legacy IT applications and systems, as well as developing and implementing new IT applications and systems. Our IT services are categorized as CPS services and ADM services. Our CPS services offer a wide range of consulting and packaged software services tailored to each client's business needs, which enable them to enhance overall operational efficiency in a cost-effective way. Our ADM services are adaptable around a client's existing or chosen technology architecture. We cover every stage of application development, from requirements gathering and analysis to implementation and application management. Our processes can be either standardized or tailored, which gives our clients the flexibility to engage us at any stage of the process.

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

  •
  enterprise resource planning solutions such as those from SAP and Oracle's platform;

  •
  customer relationship management solutions such as those from Salesforce.com and Oracle Siebel;

  •
  business intelligence, or BI, and analytics solutions such as those from Business Objects, Cognos, Informatica and SAS; and

  •
  enterprise applications integration and web services solutions such as those from SeeBeyond, TIBCO and WebMethods.

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

        IT Services Case Study 1.    Our client, a financial services provider, had been working with a local service provider in Hong Kong. Due to increasing business volume and expected future growth for their Asia division, they identified the need for a more experienced service provider that could offer an expanded range of services, improved systems processes and minimal disruption to their business during the transition. In the six years since they hired us, we have built two dedicated service centers to serve the client, both compliant with the client's strict security and compliance parameters. In the process, we were able to transition the work to our delivery centers, including moving a majority of the work from Hong Kong to Shenzhen, China. Furthermore, we have expanded the scope of services we provide to the client to include application maintenance and application testing in addition to application development. Subsequently, the client's Asia division recommended us to their European division where we have since been awarded additional projects.

        IT Services Case Study 2.    Our client is a Japan-based manufacturer and seller of precision machinery and instruments. Faced with increasing labor costs and a need for certain advanced IT skills, the client's IT department decided to work with an offshore outsourcing partner. After a review of offshore vendors in China, including site visits, the client awarded us an initial project to develop a logistics system for the entire supply chain of one of their product lines. We assembled a development team with the requisite programming skills that was able to implement the client's business requirements into this software. The client then referred us to one of their subsidiaries which specializes in the manufacturing and sale of advanced healthcare equipment.

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

        IT Services Case Study 3.    Our client is a company with businesses in the industrial and financial sectors. Prior to working with us, the client had an established program for outsourcing and off-shoring primarily using India-based IT service providers. To better serve its expanding operations in Asia as well as diversify the number and location of its IT service providers, the client began a search and selection process to identify suitable China-based vendors. We believe we were among over 100 companies considered and the first of four to be selected as a qualified vendor in China eligible to serve many of the client's businesses around the world.

        Starting with the client's financial service business unit in Japan, we provided application development and maintenance services. We were then invited to participate in bids for their business units in the United States. We have since provided services to other business units of this client in China, the United States, Japan and Europe and expanded our service offerings to them to include package solution testing and maintenance.

        IT Services Case Study 4.    Our client is a large-scale Chinese commercial bank. Due to regulatory authority's increasingly stringent risk control requirements and demand for customer segment management resulting from market competition, the client needs to collect and analyze its operation, finance and customer data in order to make management and business decisions in a timely manner. The major challenges this client faced included low-quality customer statistical data, lack of internal data sharing and lack of process and mechanism for centralized management, which resulted in inconsistency of data collection criteria and negatively impacted accuracy and timeliness of this client's data analysis.

        After surveying this client's demand and analyzing the current status and process of this client's system, we proposed a solution to build up the enterprise data warehouse, or EDW, and delegate the company-level data management and standardization authority to the client's financial department which would help to improve the quality of data collected. By virtue of our BI team's rich experience and unique methodology, we provided this client with service in the following areas:

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

        We assembled a dedicated team with over 50 experienced engineers in a short timeframe. We utilized our expertise in online e-commerce services to understand the client's business processes and requirements. Following an in-depth analysis, our team proposed a technical solution that would enhance the system's flexibility and ability to adapt to future business needs. During the delivery process, our team designed a set of development processes and a rigorous quality control system to minimize defects and improve project execution efficiency. As a result, the project was completed ahead of schedule following strict quality controls. The successful project completion supported the client's quick launch of new online betting business lines and enabled its geographic expansion.

        We are the major service provider in mainland China to help the client develop IT systems and applications. Due to the success of the online betting system, the client authorized us to set up two CDCs. By the end of 2013, the staff at our dedicated CDCs work for this client in a wide range of application development and maintenance services.

        IT Services Case Study 6.    Our client is a pre-eminent Fortune 100 financial services company. From 2007, this client's several subsidiaries in Asia Pacific region decided to adopt a new system to achieve the system convergence, and manage its banking businesses ranging from retail banking, credit cards to capital markets services. From 2010, similar system convergence and regeneration started to be adopted in the United States. Due to the complexity of the project and its importance to our client's business, rigorous tests must be conducted before the launch of this new system. The client required that the service provider has:

  •
  extensive experience in testing;

  •
  solid knowledge of financial services industry practice;

  •
  clear understanding of relevant local regulations; and

  •
  cost-effective, flexible and timely delivery capabilities.

        We set up a joint testing center with the client in 2003, where we established well-defined testing processes, methodologies and project management procedures for the client's projects. For this specific testing project, we formulated a comprehensive testing plan together with the client's software developers. We deployed, on short notice, a dedicated testing team of over 170 engineers. The team has been well managed and maintained with continual capability growth. We participated in the testing work during each phase of the project, from system integration testing during system development to customer acceptance testing during implementation. The project proceeded smoothly and we are well recognized by client with more and more projects assigned to us. In 2013, we were ranked the number one IT services vendor for the full year 2012, using multiple criteria including delivery quality, for this client's China-based software technology services organization.

        We have also been retained by the client's Asia-Pacific regional headquarters and other branches for various testing projects under separately billed assignments. Our services extended from testing to software development and BPO services with more than 400 professionals. The engagement model developed from pure staff augmentation to team-based and project-based outsourcing. The offshore testing center for this client has supported more than 100 projects.

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

        We have accumulated a variety of skill sets from over 18 years of experience in the outsourced development of computer software and hardware products. We provide research and development services in all phases of development, from requirements analysis, concept generation, product realization, to quality assurance and testing and technology and information transfer to the client. We offer our services over a broad spectrum of technology areas and are able to provide our clients complete subsystems or entire product.

        We develop various software products, including middleware, Internet protocols and other software. We also focus on embedded software technologies that involve the design and development of software solutions embedded in the hardware of a particular device. In addition, we provide cost-effective testing services to help technology product development companies improve performance of their hardwares and softwares. Our experienced research and development teams with deep industrial insight enable us to serve clients that seek highly skilled product development services providers, including services providers for their core technologies. Our timely delivery capabilities help our clients to shorten time-to-market of their products. We also employ advanced processes and tools to ensure a high level of protection of clients' intellectual properties.

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

        Our team worked onsite with the client's own development and testing team to create the tools to run various kinds of tests on the initial product and also run tests on subsequent software fixes commonly known as "patches."

        Since our initial engagement, we have successfully developed more than 1,000 different automated testing programs for multiple upgrades and intermediate patches for the client's software products. In addition, the client has expanded our scope of work to include the testing of the patch download process, the testing of the server maintaining the patches as well as the web interface. Our team works closely with the client onsite and the client has also used us to outsource work to one of our delivery centers in China. Our relationship with the client now spans several key product groups.

        Research and Development Services Case Study 2.    Our client is a software company specializing in network products, cloud computing and the virtualization of desktops, servers and applications. These products are complex and multi-lingual. Each new version and additional language capability only increases the product's complexity, which in turn further challenges the efficiency and effectiveness of the globalization and testing of the new software. After conducting a formal selection process, the client selected us from a group of China-based outsourcing vendors to help improve its globalization and testing efficiencies and to decrease its overall cost.

        We started our engagement with a team of five professionals dedicated to developing and implementing the software to test a legacy application. Subsequently, the client contracted us to develop additional software to test products, which allowed us to increase the scope of our engagement. We also established a dedicated offshore development center with over 50 professionals.

        During the global economic downturn, the client expressed a desire to further reduce costs in developing and testing its products. To address this request, we moved our delivery center from Beijing to the second-tier city of Wuxi. In the process, we were able to double the size of our engagement from 50 professionals to 200 professionals as the client expanded the scope of work under our engagement. Our professionals dedicated to this client have begun providing them other research and development services, including product development for plug-ins (small software computer programs that extend the capabilities of a larger program) and new product features.

        Research and Development Services Case Study 3.    Our client is a Nasdaq-listed software company with over 4,000 customers, which sought to improve the operating efficiency, price competitiveness and time-to-market of its core products to remain competitive. To achieve its goals, the client sought to lower its software research and development costs through outsourcing. the client chose us as a partner to assist with the full development cycle of several of its product lines. One such product line was their B2B suite, which is a standards-based business-to-business integration platform for secure transmission of business documents and messages among disparate partner systems.

        Our team worked closely with the managers and engineers at the client's global headquarters to understand their requirements, which included the development of several new B2B protocols. We performed extensive studies and analyses to meet the following technical requirements of the B2B suite project:

  •
  understanding of leading industry standard B2B protocols;

  •
  Extensible Markup Language, or XML, processing and parsing;

  •
  security and authentication based on product key infrastructure, or PKI platform;

  •
  infrastructure products; and

  •
  Java language for platform independence.

        During the course of the B2B suite project, our client-dedicated CDC actively worked in every key aspect of the structuring and formation of the B2B platform, including framework design, concrete coding, quality assurance and testing, and particularly, the documentation of the development process, which enables the client to access critical know-how for the buildup of the B2B platform in the future and thus enhances the operation efficiency of the platform. The new product has been widely used by the client's customers.

        We are the only Chinese service provider to help this client to develop software products. Since 2005, we have been involved in a wide range of research and development services for this client on over 50 products. Currently, we have more than 300 staff at our client-dedicated CDCs, one in Beijing and one in Xi'an, a second-tier city, dedicated to product development, maintenance and support for this client. Following the release of the new version of the B2B suite, our B2B team continues to play a significant role in building up additional B2B protocols. Additionally, due to our experience working with the client's products, we have also had the opportunity to work on additional professional services for local client customers under separately billed assignments.

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

        We established a team of approximately 100 professionals within a short period. The team consisted of three groups: the first group in charge of test scoping and planning, milestone testing of new features, the second group in charge of a combination of project management and technological consulting, and the third group in charge of testing case execution, and bug logging. Our skillful team implemented a dedicated delivery model to devote resources on each of the features, applications and languages involved in this project, and achieved a high resource utilization rate. In the first major milestone, our performance met all key performance indexes defined in the SOW and well exceeded this client's expectations.

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

        Research and Development Services Case Study 5.    Our client is a Fortune 100 international mobile and Internet technology company that was seeking a service provider which could perform linguistic quality assurance, covering more than 85 languages for the devices applications and Internet services applications. This project required not only globalization and localization expertise, but also quick turnaround and ability to ram up a multinational team to fulfill the ongoing tasks on a daily basis.

        We had accumulated in-depth knowledge and experience with respect to the client's products and services through previous cooperation. We set up a team consisting of localization and testing experts to provide quality assurance services covering up to 95 languages. In particular, leveraging our localization services expertise and localization project management experience, we designated a senior project manager to control the working process, coordinate different service stages and plan an elaborate timetable in order to shorten the overall turnaround time. Within the planned budget, our localization services achieved quality delivery of the localized versions testing in a timely and cost-efficient manner.

        As one of the global top suppliers of this leading mobile and Internet services company, we have established and maintained long-term collaboration with the client and have been providing services for most of its major product lines. We have a team with over 600 dedicated professionals providing a full-spectrum of services to this client, including quality assurance and testing, field testing, automation testing, application development, etc., wherein more than 100 full-time professionals from 75 different countries or regions plus over 1,000 native speaker freelancers are working on its localization testing and localization projects.

Our Clients

        Our clients are located primarily in the United States, Greater China, Japan, Europe and Asia South.

        In 2011, a United States-based multinational IT company accounted for 10.9% of our net revenues. In 2012, none of our clients accounted for 10% or more of our net revenues partly due to our continued efforts to diversify our client base and partly due to the merger with VanceInfo. In 2013, 10.4% of our net revenues was derived from our contracts with another United States-based multinational IT company.

        The following table sets forth percentage of our net revenues for the years ended December 31, 2011, 2012 and 2013 by location of clients' headquarters:

	% of Net Revenues for
Client Location	2011	2012	2013
United States	49.3%	43.2%	39.3%
Greater China	18.0%	29.0%	38.7%
Europe	8.6%	6.8%	9.4%
Japan	18.6%	16.2%	7.6%
Asia South	5.5%	4.8%	5.0%

        The following table sets forth the percentage of our net revenues by client industry for the years ended December 31, 2011, 2012 and 2013:

	% of Net Revenues for
Client Industry	2011	2012	2013
High Technology	54.9%	54.2%	58.0%
BFSI	27.8%	28.5%	27.1%
Manufacturing	9.5%	13.9%	12.3%
Others(1)	7.8%	3.4%	2.6%

(1)
Includes retail, distribution, travel and transportation and public services.

        The following table shows the distribution of our clients by net revenues for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013
>$1 million, <$5 million	26	54	82
>$5 million, <$10 million	7	8	12
>$10 million	3	5	12

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

        As of December 31, 2013, we had 265 sales professionals, with 206 based in Greater China, 29 based in the United States, 12 based in Japan, 11 based in Singapore, four based in Australia, two based in Malaysia and one based in Europe. We have also been rapidly building our sales force in China. We believe that we have a strong sales team located in our key target markets, and this gives us a competitive advantage over many other China-based offshore outsourced technology service providers that do not have as extensive onshore sales and marketing capabilities as ours.

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

Competition

        The markets in which we compete are changing rapidly and we face intense competition from both global providers of outsourced technology services as well as those based in China. There are relatively low barriers of entry in our markets and we have faced, and expect to continue to face, additional competition from new market entrants. While one of the important advantages of offshore outsourced technology services from China is the lower cost of labor, we believe that cost alone is not a sustainable competitive advantage. We believe that the principal competitive factors in our markets are breadth and depth of service offerings, reputation and track record for high quality and on-time delivery of work, ability to tailor service offerings to client needs, industry expertise, ability to leverage offshore delivery platforms, service quality, price, scalability of infrastructure, financial stability, and sales and marketing skills. We face competition primarily from:

  •
  global offshore outsourced technology services companies such as Cognizant Technology Solutions, Infosys Limited, iGATE Corporation, Tata Consultancy Services and Wipro Technologies;

  •
  China-based technology outsourcing service providers such as iSoftStone, Beyondsoft, Chinasoft, Dalian Hi-think Computer (DHC), Neusoft and SinoCom;

  •
  certain divisions of large multinational technology firms; and

  •
  in-house IT departments of our clients and potential clients.

        China-based outsourced technology services companies compete with us primarily in the China and Japan markets, while global offshore outsourced technology services companies compete with us primarily in the United States market. As a leading global consulting and technology services provider strategically headquartered in China, we have received CMMI-DEV ML5, CMMI 5, CMMI-SVC ML3, CMMI-DEV ML3, ISO 9001:2008 and ISO/IEC 27001:2005.

        In 2006, we were among the first China-based companies to be ranked in the annual Global Outsourcing 100® published by the International Association of Outsourcing Professionals®, or IAOP®. Since 2006, we have been continuously ranked by IAOP® among the top 100 companies. Since 2007, we have been continuously ranked by International Data Corporation, or IDC, to be the top China-based offshore software development provider for North American and European markets. In 2011, we were one of the Top Ten Leading Service Providers in China's Outsourcing Industry jointly selected by Gartner, Inc., an information technology research and advisory company, and IDC. In 2013, we were ranked by Common Sense Advisory as the top China-based firm among the top 50 global language service providers and is the only China-based company continuously listed on this list since 2008. In 2013, we were also one of the Top Ten Leading Service Providers in China's Outsourcing Industry selected by China Counsil for International Investment Promotion. However, many of our China-based and international competitors may have greater financial, human and marketing resources, a broader range of service offerings, greater technological expertise, more experienced personnel, longer track records, more recognizable brand names and more established relationships in industries that we currently serve or may serve in the future. Moreover, a number of the global offshore outsourced technology services companies with which we compete have established operations in China.

        We cannot assure you that we will be able to compete successfully against our current or future competitors. See "Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—We operate in an intensely competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations."

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

        We do not maintain business disruption insurance, which is available only to a limited extent in China. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we face risks associated with not having business disruption insurance coverage. See "Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—Because there is limited business and litigation insurance coverage available in China, any business disruption or litigation we experience might result in our incurring substantial costs and diverting significant resources to handle such disruption or litigation."

Regulations

Regulations Relating to Technology Outsourcing

        China's State Council and a number of government ministries and agencies have issued a series of rules and regulations aimed at stimulating the growth of the technology outsourcing industry in China. The principal regulations governing the software outsourcing industry include:

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

  •
  Circular on Printing and Distributing the Measures on Management and Statistics of Software Export (2001);

  •
  Administrative Measures on Verification of Key Software Enterprises and Integrated Circuits Enterprises within the State Plan (2012);

  •
  Certain Provisions on Protection of Information of Service Outsourcing Business Undertaken by Domestic Enterprises (2010);

  •
  Circular on Promoting the Development of Service Outsourcing Industry (2009); and

  •
  Administrative Measures on Verification of Software Enterprise (2013).

        Under these regulations, except for software developed for self-use, software products developed in China which have been registered with the Ministry of Industry and Information Technology, or MIIT, or its local branches or agencies are entitled to the incentives provided under Certain Policies on Further Encouraging the Development of the Software and Integrated Circuit Industries and relevant rules, such as preferential income tax treatments applicable to qualified software enterprises and preferential value added tax treatments applicable to software products. The registration certificates for software products will be subject to a review every five years by the relevant government authorities. The certificates for qualified softwaare enterprises are subject to annual inspection, failure of which in a given year will cause the enterprises to lose the relevant preferential treatments.

        Furthermore, enterprises engaged in the information technology outsourcing and technology BPO businesses are required to establish an information protection system and take various measures to keep clients' confidential information secret, including causing their employees and third parties who have access to clients' confidential information to sign confidentiality agreements and non-competition agreements.

        Software enterprises engaged in software export (including research and development services) must conduct online registration of software export contracts with the administration center jointly established by the Ministry of Commerce, MIIT, the State Statistics Bureau, SAFE, and the Export-Import Bank of China and apply for Software Export Contract Registration Certificates in order to be entitled to tax refunds.

Regulations on Foreign Exchange

  Foreign Currency Exchange

        The principal regulation governing foreign exchange in China is the PRC Foreign Exchange Administration Regulations (1996), as amended. Under these regulations, the Renminbi is freely convertible for "current account transactions," which include, among other things, dividend payments, interest and royalties payments, trade and service-related foreign exchange transactions. For "capital account transactions" which principally include direct investments, loans, securities investments and repatriation of investments, prior approval of and registration with SAFE or its local branches is generally required.

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

        On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi that restricts how the converted Renminbi may be used. Pursuant to SAFE Circular 142, the Renminbi funds obtained from the settlement of foreign currency-denominated registered capital of a foreign-invested enterprise may only be used for purposes within the business scope as approved by the applicable governmental authority, and cannot be used for equity investments within the PRC unless such investments are otherwise provided for in the enterprise's business scope. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company. The use of such RMB capital may not be altered from the original purposes for the conversion as reported to SAFE without SAFE's approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation.

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

  Regulations on Dividend Distribution

        The PRC Wholly Foreign-owned Enterprise Law (1986), as amended, the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended, the PRC Chinese-Foreign Equity Joint Venture Law (1979), as amended, and the Implementing Rules of the PRC Chinese-Foreign Equity Joint Venture Law (1983), as amended, are the principal regulations governing distribution of dividends of wholly foreign-owned enterprises and Chinese-foreign equity joint ventures in China. Under these regulations, wholly foreign-owned enterprises and Chinese-foreign equity joint ventures in China may, subject to the ongoing compliance with applicable foreign exchange regulations, distribute dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each wholly foreign-owned enterprise or Chinese-foreign equity joint venture in China is required to contribute at least 10% of its annual after-tax profits each year, if any, determined in accordance with PRC accounting standards to its general reserves fund until the cumulative amount in the reserve fund reaches 50% of the enterprise's registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to fund its staff welfare fund at the discretion of the board of directors of the relevant entity. These reserve fund may not be distributed as cash dividends.

        Also, each Chinese-foreign equity joint venture in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund its enterprise expansion fund. The specific size of the staff welfare fund or enterprise expansion fund is subject to the discretion of the board of directors of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company's parent in the form of loans, advances or dividends. Furthermore, if PRC entities incur debt on their own behalf in the future, the instrument governing the debt may restrict their ability to pay dividends or make other payments to their shareholders.

  SAFE Circular 75

        In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas

Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Furthermore, PRC citizens or residents are also required to remit profits, dividends and other capital variation incomes in foreign exchange paid by the special purpose company to China within 180 days following their receipt of the same. Since May 2007, various rules and guidance issued by SAFE have further set forth operational procedures for such registration.

        We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply, with SAFE Circular 75 requirements. We have urged our shareholders and beneficial owners who are PRC residents to make the necessary applications and filings as required under SAFE Circular 75 and other related rules. Prior to the merger with VanceInfo, we understand that our PRC citizen or resident beneficial owners have completed initial registrations with the local counterpart of SAFE in Dalian. With respect to VanceInfo, Mr. Chris Shuning Chen, our chairman, Mr. Stanley Ying Zhou, our former executive vice president, and Mr. Kevin Zhong Liu, one of our former employees, have made the requisite SAFE registration with respect to their investment and beneficial ownership prior to the merger with us. In addition, we understand that our PRC citizen or resident beneficial owners who have completed initial registration with the local counterpart of SAFE, including Mr. Chris Shuning Chen, Mr. Stanley Ying Zhou and Mr. Kevin Zhong Liu, are in the process of completing amendment registrations under SAFE Circular 75 as a result of the merger, other changes to their beneficial interests in us and various acquisitions made by us. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE Circular 75 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, lead to potential liability for our onshore subsidiaries, and in some instances, for their legal representatives and other liable individuals, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See "Item 3. Key Information.—D. Risk Factors—Risks Related to China—Restrictions under PRC law on our PRC subsidiaries' ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses."

  Employee Stock Option Plans

        In December 2006, the People's Bank of China promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the Individual Foreign Exchange Regulations which, among other things, specified the approval and registration requirement for certain capital account transactions such as a PRC citizen's participation in employee share ownership and share option plans of overseas listed companies.

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

        Under the Share Option Rules, PRC citizens or residents habitually residing in the PRC continuously for over one year, with a few exceptions, who have been granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required to, through the PRC subsidiary of such overseas listed company to appoint a qualified PRC agent, register with SAFE or its local counterparts and complete certain other procedures related to the share holding plan, share option plan or other similar share incentive plans. Concurrent with the registration with SAFE or its local counterparts, the qualified PRC agent is required to obtain an approval from SAFE for an annual allowance for the foreign exchanges in connection with the share holding or exercise of share option, and an approval for opening a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with share purchases or share option exercises, returned principals or profits upon sale of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, foreign exchange income of the participating PRC residents received from the sale of share and dividends distributed by the overseas listed company are required to be fully remitted into such special domestic foreign currency account before distribution to such participants. Furthermore, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares, under which, the participating PRC residents who exercise share options or are granted restricted shares shall be subject to PRC individual income tax. The PRC agents have obligations to file documents relating to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. In addition, the PRC agents are required to amend or deregister the registrations with SAFE or its local counterparts in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Stock Option Rules. We and our PRC resident employees who have been granted share options have been subject to these rules since the listing and trading of our ADSs on the Nasdaq Global Market.

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

        Although the application of the M&A Regulations remains unclear to a certain extent, we believe that we were not required to obtain CSRC approvals for the listing and trading of our ADSs on the Nasdaq Global Market (which were subsequently elevated to the Nasdaq Global Select Market on January 3, 2011) and VanceInfo was not required to obtain CSRC approvals for the listing and trading of VanceInfo's American depositary shares on the New York Stock Exchange, because each of us and VanceInfo completed restructuring and established current offshore holding structure before September 8, 2006, the effective date of the M&A Regulations. See "Item 3. Key Information. D. Risk Factors—Risks Related to China—If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval was required in connection with our or VanceInfo's initial public offering or follow-on public offering, we may become subject to penalties."

Regulation on Employment

        The PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee's salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

        Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

        On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. "Temporary work" means a position with a term of less than six (6) months; "ancillary work" means a non-core business position that provides services for the core business of the employer; and "substitute worker" means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its total employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees on March 1, 2014, the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016 (such plan shall not invalidate the employment contracts or dispatch agreements entered into prior to December 28, 2012), and (iii) such plan shall be filed with the local bureau of human resources and social security. In addition, the employer shall not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees. Furthermore, the Labor Dispatch Provisions shall apply where an employer uses workers in the same way as labor dispatching under the name of contracting or outsourcing arrangement, etc.

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
Pactera Holdings Spain, S.L. (Spain)
Pactera Technologies NA, Inc. (Delaware)
Pactera Technology Japan Co., Ltd. (Japan)
VanceInfo Technologies Inc. (Cayman Islands)
BearingPoint Assets Pty Limited (Australia)
BearingPoint Holdings Pty Limited (Australia)
Pactera Switzerland AG (Switzerland)
Pactera Technology Spain, S.L. (Spain)
NouvEON Technology Partners, Inc. (North Carolina)
DMK International, Inc. (Delaware)
Pactera Technologies, Inc. (Delaware)
Pactera Technology Limited (British Virgin Islands)
BearingPoint Group Pty Limited (Australia)
BearingPoint Pty Limited (Australia)
BearingPoint Services Pty Limited (Australia)
Insurance Systems Laboratory Co., Ltd. (Japan)
Pactera Technologies Australia Pty Ltd (Australia)
VanceInfo Singapore Pte. Ltd. (Singapore)
Pactera Malaysia Inc. Sdn. Bhd. (Malaysia)
Pactera Financial Solutions Limited (British Virgin Islands)
Pactera (Hong Kong) Limited (Hong Kong)
Lifewood Technology Limited (Hong Kong)
Lifewood Data Technology Limited (Hong Kong)
TP (Hong Kong) Limited (Hong Kong)
TP Consultants Limited (Hong Kong)
TP (Taiwan) Limited (Hong Kong)
TP Teleservices Limited (Hong Kong)
Pactera Financial Service Limited (Hong Kong)
PT. Pactera Jatis Indonesia (Indonesia)
Pactera Hungary Kft. (Hungary)
Pactera Technology (Mauritius) Limited (Mauritius)
Outside of China
China
Dalian Pactera Technology Limited (PRC)
Wuxi Pactera Outsourcing Service Limited (PRC)
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
Beijing Pactera Data Pioneer Information Technology Limited (PRC)
Beijing Sunwin Corporation Limited (PRC)
Beijing Viatt Information Technology Co., Ltd. (PRC)
Beijing Pactera Airsoft Technology Limited (PRC)
Shanghai Pactera Software Technology Limited (PRC)
Shanghai Pactera Technology Limited (PRC)
Nanjing Pactera Technology Limited (PRC)
Wuxi Pactera Technology Limited (PRC)
Beijing Pactera Jinxin Technology Limited (PRC)
Beijing Horizon Information & Technology Co., Ltd. (PRC)
Beijing Kang Pu Wei Century Information Technology Co., Ltd. (PRC)
Wuxi Pactera Technology Training Limited (PRC)
Beijing Pactera Glorycube Technology Limited (PRC)
100%
100% (+Units)
75%
60%
25%

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

  •
  Pactera Financial Service Limited, our wholly owned subsidiary incorporated in Hong Kong that primarily provides IT outsourcing services to multinational financial institutions;

  •
  Pactera Switzerland AG, our wholly-owned subsidiary incorporated in Switzerland that primarily provides an insurance frontend solution; and

  •
  Pactera Technology (Mauritius) Limited, our wholly-owned subsidiary incorporated in Mauritius that primarily provides information technology outsourcing, or ITO, and BPO services.

  •
  PT. Pactera Jatis Indonesia, our joint venture incorporated in Indonesia in which we holds 60% of the total shares, primarily providing ADM services.

  •
  Pactera Hungary Kft, our wholly-owned subsidiary incorporated in Hungary that primarily provides ITO services specifically related to Internet, BI and mobile.

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

  •
  Pactera Jinxin, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting service for clients in the BSFI industry;

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

  •
  Lifewood Data Technology (Dongguan) Limited, or Lifewood Dongguan, our wholly-owned subsidiary incorporated in the PRC that primarily provides BPO services;

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

  •
  Beijing Pactera Data Pioneer Information Technology Limited, or Beijing DPC, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting and services to Chinese domestic financial institutions;

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

  •
  Beijing Pactera Airsoft Technology Limited, our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting and solutions to companies in Chinese airline industry;

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

  •
  Beijing Kang Pu Wei Century Information Technology Co., Ltd., our wholly-owned subsidiary incorporated in the PRC that primarily provides IT consulting and services; and

  •
  Wuxi Pactera Outsourcing Service Limited, our wholly-owned subsidiary incorporated in the PRC that primarily provides BPO services.

D.
Property, Plant and Equipment

Property, Plant and Equipment

        Our principal offices are located on premises comprising appoximately 3,374 square meters in an office building in Zhongguancun Dongsheng Science and Technology Park, Beijing, China. We have leased all of our facilities from unrelated parties, and most of our leases are renewable at our option.

        Our other offices and delivery centers in China are located in leased offices in Beijing, Chengdu, Dalian, Donguan, Guangzhou, Hangzhou, Nanjing, Shanghai, Shenzhen, Tianjin, Wuxi, Xi'an, Changsha, Wuhan and Xiamen occupying a total of 77,002 square meters. We also have leased offices in Hong Kong, Taiwan, Japan, Malaysia, Europe, Singapore, Australia, Mauritius, and the United States that occupy a total of 13,783 square meters. We believe that we can obtain additional space for offices and delivery centers on reasonable terms to meet our future requirements.

        The following table describes each of the leases for our headquarters, delivery centers, sales and service office and onshore offices as of the date of this annual report:

Location	Space		Usage of Property
	(in square meters)
China:
Beijing	15,442		Headquarter, Delivery Center
Dalian	12,996		General Administration/Delivery Center
Chengdu	1,321		Delivery Center
Dongguan	11,500		Delivery Center
Guangzhou	1,525		Delivery Center
Hangzhou	2,191		Delivery Center
Nanjing	1,154		Delivery Center
Shanghai	12,412		Delivery Center
Shenzhen	14,800		Delivery Center
Wuxi	3,478		Delivery Center
Xi'an	1,134		Sales Office
Changsha	897		Sales Office & Delivery Center
Tianjin	19		Sales Office
Wuhan	936		Sales Office
Xiamen	571		Sales Office
Total	80,376
Hong Kong	1,224		Onshore Office
Taiwan	65		Onshore Office
Japan:
Tokyo	385		Onshore Office & Delivery Center
Osaka	220		Onshore Office
Total	605
United States:
Charlotte	604		Onshore Office
Santa Clara	178		Onshore Office
Redmond	1,474		Onshore Office & Delivery Center
Total	2,256
Europe
Spain	353		Onshore Office & Delivery Center
Switzerland	294		Onshore Office & Delivery Center
Hungary	512		Delivery Center
Total	1,159
Australia	1,377	*	Onshore Office & Delivery Center
Malaysia	137		Onshore Office
Singapore	6,377		Onshore Office& Delivery Center
Mauritius	583		Delivery Center
Grand Total	94,159

*
The sum of space under multiple leases.

        In November 2009, one of our subsidiaries entered into agreements with a Beijing-based developer regarding proposed acquisition of the use right to two parcels of land with an area of appropriately 21,700 square meters in Zhongguancun Software Park, Haidian District, Beijing. In July 2011, such subsidiary entered into a land use right grant agreement with the Beijing Municipal Bureau of Land and Resources pursuant to which it will acquire land use right with a 50-year term. The purchase price of approximately $24.1 million, relating to the land use right as of December 31, 2011 has been fully paid. As of the date of this annual report, we have obtained the land use right certificate and certain other government permits for construction and have completed construction on these two parcels of land and we are in the process of obtaining the real estate title certificates for the buildings constructed. The new office complex built on this premises will be used as our new delivery center and research and development center to meet the demand arising from our current and anticipated business expansion and headcount increase.

        One of our subsidiaries purchased three buildings from a third company by tender process with an aggregated gross floor area of approximately 21,225 square meters in Wuxi. As of the date of this annual report, we have paid up the purchase prices for these buildings and obtained the real estate title certificates to these buildings.

Item 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report.

A.
Operating Results

Overview

        We are a leading global consulting and technology services provider strategically headquartered in China. We provide IT consulting services, research and development and other outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in Greater China, the United States, Japan, Europe, Singapore, Australia, Malaysia, Indonesia, and Mauritius, to meet clients' increasing demands for seamless global delivery and support. Capitalizing on our efficient delivery model and customized service offerings, we provide to our clients one-stop solutions that ensure stable and effective support of their business strategies.

        Our service lines consist of IT services and research and development services. Our IT services include CPS services and ADM services. Our research and development services include software and hardware testing as well as software globalization services.

        We focus primarily on clients in the high technology, BFSI, manufacturing industries. These industries have historically represented a significant proportion of outsourcing spending and, we believe, will continue to represent the greatest market opportunity for us. In 2011, 2012 and 2013, high technology clients accounted for 54.9%, 54.2% and 58.0% of our net revenues, respectively, BFSI clients accounted for 27.8%, 28.5% and 27.1% of our net revenues, respectively, and manufacturing clients accounted for 9.5%, 13.9% and 12.3% of our net revenues, respectively.

        We began our operations in 1996 and have expanded rapidly in recent years, driven by increases in our service delivery capabilities and acquisitions of complementary businesses. In addition, our results of operations and financial condition as of and for the years ended December 31, 2012 and 2013 respectively have been affected by the merger with VanceInfo in November 2012. We began to include the results of operations of VanceInfo in our consolidated statements of operations and cash flow statement from November 9, 2012. This resulted in an increase in revenues and changes in other financial statement items in 2012 compared to 2011 and 2013 compared to 2012 respectively. We also began to include the assets and liabilities of VanceInfo in our consolidated balance sheet from the year ended December 31, 2012. Our net revenues were $219.0 million in 2011, $359.0 million in 2012, and $670.0 million in 2013. We had net income of $18.4 million, $3.3 million and $7.8 million in 2011, 2012 and 2013, respectively.

        Prior to the merger with VanceInfo on November 9, 2012, we had one reporting unit. Subsequent to the merger with VanceInfo on November 9, 2012, we were still undergoing the integration process as of December 31, 2012. The resources and technology skills held by our company and VanceInfo were still operating separately as of December 31, 2012. Therefore, we had two reporting units as of December 31, 2012. However, under the aggregation criteria set forth in the U.S. GAAP with respect to segment reporting, the two operating segments are aggregated into one reportable segment as the above two operating segments have similar economic characteristics and provide the same services. Since 2013, we have integrated the resources and technology skills held by our company and VanceInfo. As a result, we have one operating unit as well as one reporting segment as of December 31, 2013.

Factors Affecting Our Results of Operations

        We have benefited significantly from growth in the global outsourced technology services industry and, more specifically, the emergence of China as a major participant in this industry. Growth in the industry is driven by the needs of major corporations to maintain and upgrade the technology and services that enable their operations in a cost-effective manner. Software companies are also increasingly outsourcing work to service providers in order to streamline and reduce the cost of the software development process. China's outsourced technology services market is growing rapidly due to its large pool of skilled professionals, highly developed infrastructure, strong government support and incentives, the geographic and cultural proximity between China and other Asian countries, the desire of outsourcing clients to diversify their use of offshore IT outsourcing services to multiple delivery locations and the size and growth of China's domestic economy.

        Key macro-level factors affecting our results of operations include:

  •
  Market demand.  Our net revenues are significantly affected by changes in demand for outsourced technology services by multinational corporations and software companies, especially demand for China-based outsourced technology service providers. For example, a decline in a client's technology budget may have an adverse effect on the amount and types of services they seek from us. As a result of the last global economic crisis and a slowdown in business activities, we experienced a decrease in demand for outsourced technology services in general that has led to a decrease in our net revenues from 2008 to 2009. However, in the second half of 2009 and continuing into 2010 through 2013, we have recovered and experienced increasing work order demand.

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

  •
  Wage rates.  Our cost of revenues and operating expenses, and therefore gross margins and operating margins, may be affected by changes in wage rates in countries where we operate, particularly in China where most of our employees are based. As a result of the rapid economic growth in China and the increased competition for skilled employees in China, we have experienced a general increase in wages in China, both in more developed cities such as Beijing, Dalian, Shanghai and Shenzhen and, to a lesser extent, in other cities such as Wuxi, Xi'an and

    Chengdu. We believe wages in China will continue to increase in the future while wage inflation in other countries in which we operate will remain relatively stable.

  •
  Government policies.  Our results of operations may be affected by government policies and regulations, such as the Chinese government's policies on preferential tax treatment as well as any policies or regulations affecting demand for offshore outsourced technology services in our key client locations.

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

  •
  Proportion of services performed onshore versus offshore.  Services performed onshore typically generate higher revenues but lower gross margins than services performed at our offshore delivery centers in China due to a higher cost base for onshore services. As a result, our gross margin fluctuates based on the relative proportion of work performed inside and outside China. The proportion of work performed onshore in the client's home country or offshore in China varies depending on client needs and the maturity or stage of engagement with a client.

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

Net Revenues

        Our net revenues represent our total revenues from operations, less business taxes. VanceInfo's net revenues from November 9, 2012 have been included in our consolidated net revenues for the years ended December 31, 2012 and 2013 respectively. The following table sets forth our net revenues by type of service offering for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
IT services	$126,105	57.6%	$212,448	59.2%	$398,915	59.6%
CPS	37,567	17.2%	79,605	22.1%	147,859	22.1%
ADM	88,538	40.4%	132,843	37.1%	251,056	37.5%
Research and development services	92,884	42.4%	144,173	40.2%	259,606	38.7%
BPO	—	—	2,410	0.6%	11,498	1.7%

Total net revenues	$218,989	100.0%	$359,031	100.0%	$670,019	100.0%

        Historically, IT services have contributed the substantial majority of our net revenues. In the past three years, our net revenues from IT services increased significantly in absolute terms as a result of our merger with VanceInfo and the growth of our CPS and ADM services. The growth was largely due to a strong demand for our portfolio of high value-added services, including banking, finance and SAP solution from customers in both China and the United States.

        Our net revenues from research and development services represented 42.4%, 40.2% and 38.7% of our total net revenues in 2011, 2012 and 2013, respectively. In the past three years, our net revenues from research and development services increased in absolute terms, which was primarily driven by our merger with VanceInfo and the rise in the number of multi-national corporations outsourcing research and development work to technology service providers based in China. Demand for research and development services is also in general less adversely affected by economic downturns as such services are typically tied to clients' multi-year product development cycles, which are usually not subject to short-term adjustments.

        We started to generate net revenues from BPO services in 2012, and BPO was grouped under IT services in our previous annual reports. Our net revenues from BPO services increased by 377.1%, from $2.4 million in 2012 to $11.5 million in 2013, which was primarily driven by our merger with VanceInfo.

        Prior to 2006, we generated most of our revenues from clients located in Japan. From 2007 to 2013, we successfully expanded our target geographies to service clients in the United States, Greater China, Europe, and Asia South. The following table sets forth our net revenues based on our clients' headquarters for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
United States	$107,925	49.3%	$154,969	43.2%	$263,059	39.3%
Greater China	39,410	18.0%	104,222	29.0%	259,489	38.7%
Europe	18,793	8.6%	24,375	6.8%	63,151	9.4%
Japan	40,724	18.6%	58,010	16.2%	50,727	7.6%
Asia South	12,137	5.5%	17,455	4.8%	33,593	5.0%

Total net revenues	$218,989	100.0%	$359,031	100.0%	$670,019	100.0%

        Our net revenues derived from our clients headquartered in Greater China as a percentage of our total net revenues grew from 29.0% in 2012 to 38.7% in 2013, primarily due to increasing demand in outsourced IT services and research and development services in Greater China and the consolidation of VanceInfo's operating results from November 9, 2012. Historically, VanceInfo derived higher percentage of revenues from the clients headquartered in Greater China compared to HiSoft. We expect our net revenues from clients headquartered in Greater China to continue to grow as a percentage of our total net revenues as we achieve the synergies arising from the integration of VanceInfo's business operations into ours and we further expand our client base in Greater China.

        Many of our clients are multinational corporations with local subsidiaries in jurisdictions outside of the jurisdiction of their headquarters, such as the United States and Japan. The following table sets forth our net revenues based on the location of our clients' contracting entities for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Greater China	$87,264	39.8%	$172,316	48.0%	$401,988	60.0%
United States	49,271	22.5%	75,306	21.0%	135,647	20.2%
Asia South	29,673	13.6%	45,276	12.6%	69,884	10.4%
Japan	47,671	21.8%	60,137	16.7%	49,623	7.4%
Europe	5,110	2.3%	5,996	1.7%	12,877	2.0%

Total net revenues	$218,989	100.0%	$359,031	100.0%	$670,019	100.0%

        The following table sets forth our net revenues by client industry for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
	(dollars in thousands, except for percentages)
High Tech	$120,100	54.9%	$194,465	54.2%	$388,674	58.0%
BFSI	60,893	27.8%	102,328	28.5%	181,732	27.1%
Manufacturing	20,806	9.5%	49,909	13.9%	82,634	12.3%
Others(1)	17,190	7.8%	12,329	3.4%	16,979	2.6%

Total net revenues	$218,989	100.0%	$359,031	100.0%	$670,019	100.0%

(1)
Includes retail, distribution, travel and transportation and public services.

        We are primarily focused on clients in the high technology, BFSI and manufacturing industries. In 2011, 2012 and 2013, our growth in net revenue from high technology, BFSI and manufacturing industries was primarily driven by our merger with VanceInfo and the increase in demand for outsourced technology services.

        We aim to continue to strengthen our expertise in the high technology, BFSI and manufacturing industries to leverage our existing industry knowledge to serve more clients within these industries and to penetrate additional sub-segments within these industries.

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

        The following table shows the distribution of our clients by net revenues for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013
> $1 million, < $5 million	26	54	82
> $5 million, < $10 million	7	8	12
> $10 million	3	5	12

        Most of our contracts are priced on a time-and-materials basis, with the remainder priced on a fixed-price basis. Net revenues from time-and-materials contracts accounted for 80.0%, 78.7% and 81.1% of our total net revenues in 2011, 2012 and 2013, respectively.

        We derive our net revenues from a combination of onshore and offshore delivery. We categorize revenues from onshore work in the United States and Japan as onshore revenues. For the year ended December 31, 2011, 2012 and 2013, our onshore revenues accounted for 18.7%, 18.2% and 16.9% of our net revenues, respectively.

Cost of Revenues, Gross Profit and Gross Margin

        VanceInfo's net revenues and cost of revenues from November 9, 2012 have been included in our consolidated net revenues and cost of revenues for the years ended December 31, 2012 and 2013 respectively. The following table sets forth our total net revenues, cost of revenues, gross profit and gross margin for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Total	% of Total Net Revenues	Total	% of Total Net Revenues	Total	% of Total Net Revenues
	(dollars in thousands, except for percentages)
Total net revenues	$218,989	100.0%	$359,031	100.0%	$670,019	100.0%
Cost of revenues	142,427	65.0%	234,602	65.3%	476,496	71.1%
Gross profit and gross margin	76,562	35.0%	124,429	34.7%	193,523	28.9%

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

        Wage levels for our professionals in China are generally lower than those in client locations such as the United States and Japan. Moreover, wage levels vary across different regions of China, with wage levels generally being higher in more developed cities such as Beijing, Shanghai and Shenzhen. As a result, our cost of revenues is significantly affected by the location from which we deliver services. We have begun to develop, and plan to continue developing, offshore delivery centers in cities with relatively lower wage levels, such as in Wuxi, Dalian and Xi'an, and have increased the proportion of our professionals in offshore delivery centers in cities with lower wage levels.

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

        Our total net revenues from services provided offshore, which generate higher gross margin due to the lower cost base, represented 81.3% in 2011, 81.8% in 2012 and 83.1% in 2013 of our total net revenues, respectively. Our efforts to develop offshore delivery centers in China, especially in cities with relatively lower wage levels, have allowed us to decrease the overall compensation expenses related to our professionals. In addition, we have stringent cost control measures designed to align our staffing levels with the expected needs of our client projects, thereby improving the efficiency of our operations.

        Our gross margin decreased slightly from 2011 to 2012, partly due to our continued investment in high value-added solutions to develop more advanced solutions and expand our significant client base and increase in wages and other compensations, as a result of increased headcount of our professionals, paid to our professionals which outpaced increase in our net revenues. The decline in gross margin was partially offset by the growth in our high value-added service solutions of CPS services during 2012. Our gross margin further decreased from 34.7% in 2012 to 28.9% in 2013, partly due to (i) rapid decline in exchange rates between the Japanese yen and the U.S. dollars from the beginning of 2013, (ii) scaling down of our operations due to reduction of revenues from our major telecom client in China out of our expectation, and (iii) restructuring loss and productivity reduction resulted from our integration process after the merger with VanceInfo.

Operating Expenses

        Our operating expenses principally consist of selling and marketing expenses and general and administrative expenses. VanceInfo's operating expenses from November 9, 2012 have been included in our consolidated operating expenses for the years ended December 31, 2012 and 2013 respectively. The following sets forth our general and administrative expenses and selling and marketing expenses for the periods indicated:

	Year Ended December 31,
	2011 As Adjusted*		2012 As Adjusted*		2013
	Total	% of Total Net Revenues	Total	% of Total Net Revenues	Total	% of Total Net Revenues
	(dollars in thousands, except for percentages)
General and administrative expenses	$38,533	17.6%	$89,875	25.0%	$136,863	20.5%
Selling and marketing expenses	16,924	7.8%	27,741	7.7%	46,706	7.0%
Impairment of trademarks and trade names	—	—	5,515	1.6%	—	—
Impairment of assets held for sale	—	—	—	—	266	** %
Change in fair value of contingent consideration	1,824	0.8%	(659)	(0.2)%	(1,164)	(0.2)%

*
"As Adjusted" reflects our results after reclassification of the exchange losses from operating expenses to other income in consolidated financial statements for the periods presented.

**
Less than 0.1

  General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and other compensation expenses of management and administrative staff, bad debt provision expense, utilities, legal and audit fees, ongoing information technology, telecommunications and other systems costs, and other administrative costs not related to the delivery of services.

        Our general and administrative expenses significantly increased from 2011 to 2012, primarily due to our merger-related expenses, which include corporate re-branding, professional fees, severance costs, and facilities and system integration expenses. Our general and administrative expenses further increased significantly in 2013. Such increase was primarily due to the effect of the merger with VanceInfo. Other than that, it was partly attributable to the incurrence of going-private related cost. As we are in the process of a going private transaction, professional service fees to legal counsels and the financial advisor and other related fees were incurred in 2013 and will continue to be incurred in 2014. See "Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction." We expect our general and administrative expenses to continue to increase in absolute terms as our business expands but will slightly decrease as a percentage of our net revenues.

  Selling and Marketing Expenses

        Selling and marketing expenses consist primarily of salaries, commissions and other compensation expenses relating to our sales and marketing personnel, travel, brand building, and other expenses relating to our marketing activities. Our selling and marketing expenses have risen significantly in the past due to our increased business development and marketing activities. In 2013, our selling and marketing expenses increased primarily due to the effect of the merger with VanceInfo.

        Our selling and marketing expenses in 2011, 2012 and 2013 included amortization of intangible assets acquired in our recent acquisitions, which were $2.0 million, $4.2 million and $9.4 million, respectively. The intangible assets primarily consist of the value of the acquired client base and contract backlog. Our selling and marketing expenses, excluding amortization of intangible assets, were $14.9 million, $23.5 million and $37.3 million in 2011, 2012 and 2013, respectively.

        We anticipate our sales and marketing expenses will continue to increase as we continue to build sales and marketing teams in our target markets.

  Impairment of Trademarks and Trade Names

        In 2011 and 2013, we did not recognize any impairment loss of trademarks and trade names. In 2012, we recognized an impairment loss of trademarks and trade names of $5.5 million as our management determined not to use certain trademarks and trade names after the merger with VanceInfo.

  Impairment of Assets Held for Sale

        In 2011 and 2012, we did not recognize any impairment loss of assets held for sale. In 2013, we recognized an impairment loss of assets held for sale of $0.3 million. In December 2013, we entered into several agreements, under which we have sold and transferred certain assets and leases as part of the transfer of certain of our outsourcing business with our major telecom client. See "Risk Factors—Risks Related to Our Business—We have transferred certain of our outsourcing business with our major telecom client, and we may be exposed to the credit risk with respect to receiving the proceeds from this transfer." These assets were written down with the estimated fair value less estimated cost to sell and were classified as assets held for sale as of December 31, 2013. A loss from impairment of assets held for sale of $0.3 million was thus recognized for the year ended December 31, 2013.

  Change in fair value of contingent consideration

        In connection with the acquisitions with respect to our certain subsidiaries, we agreed to pay certain performance-based cash consideration, which was measured and recorded at estimated fair value at the acquisition date and subsequently remeasured to fair value in each reporting period until settlement. During the year ended December 31, 2013, the change in fair value of the contingent consideration was approximately negative $1.2 million, with a corresponding gain in earnings primarily due to certain acquirees' failure to meet performance measures.

Other Income and Expenses

        Other income and expenses consists primarily of interest income and expenses, exchange differences and changes in the fair values of warrants and foreign currency forward contracts.

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

        We had goodwill of $37.3 million, $102.7 million and $102.2 million as of December 31, 2011, 2012 and 2013, respectively. We had acquisition-related intangible assets of $15.2 million, $55.3 million and $44.6 million as of December 31, 2011, 2012 and 2013, respectively. In 2013, we didn't recognize any impairment loss of intangible assets. We have and will continue to incur amortization expenses as we amortize acquired intangible assets with definite lives over their estimated useful lives. For additional information, see notes 10 and 11 to our audited consolidated financial statements included elsewhere in this annual report.

        We do not amortize our goodwill but test it periodically for impairment. Impairment to our intangible assets and goodwill may adversely affect our results of operations. For additional information, see "Item 5. Operating and Financial review and Prospects—A. Operating Results—Operating Expenses—Impairment of Trademarks and Trade Names" and "Item 3. Key Information.—D. Risk Factors—Risk Factors Relating to Our Business—If we are not successful in integrating and managing our past and future strategic acquisitions, our business and results of operations may suffer and we may incur exceptional expenses or write-offs."

Income Taxes

        The current and deferred components of income tax expense were as follows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Current
— PRC and Hong Kong income tax expense	$968	$5,295	$5,404
— Japan income tax expense	78	41	61
— U.S. income tax expense	330	10	299
— Singapore income tax expense	1,006	670	515
— Australia income tax expense	—	91	1,239
— Europe income tax expense	—	—	67
Deferred
— PRC and Hong Kong income tax expense (benefit)	(881)	(2,070)	(293)
— Japan income tax expense (benefit)	(42)	(102)	(802)
— U.S. income tax (benefit) expense	241	(2,486)	(1,181)
— Singapore income tax expense (benefit)	18	(81)	(276)
— Australia income tax expense (benefit)	—	(155)	226
— Europe income tax expense (benefit)	—	(3)	(291)
Income tax expense	$1,718	$1,210	$4,968

        Under the current laws of the Cayman Islands, our listed company, which was incorporated in the Cayman Islands, is not subject to taxation on its income or capital gains. However, there is a risk that we may be treated as resident in the PRC for tax purposes. See "Item 3. Key Information.—D. Risk Factors—Risks Related to China—Under the New EIT Law, we may be classified as a "resident enterprise" of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders. DMK International, Pactera Envisage, NouvEON and Pactera Technologies were established in the United States and are subject to United States federal income taxes at graduated rates ranging from 15% to 39% and state income taxes of 6%, 8.84%, 6.9% and 8.84%, respectively.

        Our PRC subsidiaries were subject to standard income tax rates of 25% for 2011, 2012 and 2013. However, a number of our PRC subsidiaries enjoy various preferential treatments that have resulted in lower tax rates. See note 16 to our audited consolidated financial statements for additional information.

Also see "Item 3. Key Information.—D. Risk Factors—Risks Related to China—The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition."

        On September 22, 2000, the Ministry of Finance, State Administration of Taxation and General Administration of Customs issued the Notice on Certain Policies on Encouraging the Development of Software Industry and Integrated Circuits Industry, or Notice 25. According to Notice 25, enterprises recognized as "newly setup software enterprise" are entitled to enjoy a two-year tax exemption from its profit-making year and 50% tax reduction of its applicable enterprise income tax rate in the following three years. On April 20, 2012, the Ministry of Finance and State Administration of Taxation issued the Notice on Enterprise Income Tax To Further Encourage the Development of Software Industry and Integrated Circuit Industry, which reiterated that a qualified software enterprise newly established after January 1, 2011 within China may, upon certification, enjoy the above "two-year exemption and three-year 50% reduction" preferential treatment. Pactera Wuxi, Pactera Nanjing and VanceInfo Shenzhen have obtained approvals from the local tax authorities and are entitled to enjoy the 12.5% preferential tax treatment as "newly setup software enterprises" in fiscal years from 2012 to 2014, from 2011 to 2013 and from 2012 to 2014, respectively.

        On November 5, 2010, the Ministry of Finance, the Ministry of Commerce and the State Administration of Taxation jointly issued the Notice on the Relevant Enterprise Income Tax Policies on Advanced Technology Service Enterprises, or Notice 65, with retroactive effect from July 1, 2010. Under Notice 65, enterprises which qualify as "advanced technology service enterprises" are entitled to enjoy the tax rate of 15% from July 1, 2010 to December 31, 2013. Pactera Shenzhen and Pactera Shanghai Technology obtained approval from the local tax authorities to enjoy the 15% preferential tax treatment as an "advanced technology service enterprise" in fiscal years from January 1, 2010 to December 31, 2013.

        The New EIT Law and its implementation rules permit certain "high and new technology enterprise strongly supported by the state" that hold independent ownership of core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of a high and new technology enterprise, or HNTE.Pactera Chengdu, Pactera Dalian, Pactera Shanghai Technology, HiSoft Beijing, HURO, Pactera Jinxin, Beijing Sunwin, Glory, Beijing DPC and Pactera Beijing have obtained approvals from the local tax authorities and are entitled to enjoy the 15% preferential tax treatment as HNTE in fiscal years from 2008 to 2013, from 2010 to 2013, from 2010 to 2013, from 2011 to 2013, from 2011 to 2013, from 2012 to 2013, from 2012 to 2013, from 2011 to 2013, from 2011 to 2013 and in fiscal year 2013, respectively.

        On August 9, 2012, the State Administration of Taxation issued the Notice on the Relevant Enterprise Income Tax Polices on Further Encouraging the Software and Integrated Circuit Industry Development, the key software and integrated circuit design enterprises within the state plan which does not enjoy tax exemption in the current year, shall be entitled to the 10% preferential tax treatment, subject to an annual review by the relevant government authorities. Pactera Dalian, Pactera Beijing and Pactera Shanghai Technology were recognized as "key software enterprises within state plan" in 2012 and would be entitled to enjoy the 10% preferential tax treatment in fiscal years from 2011 to 2012. Pactera Dalian and VanceInfo Shenzhen were recognized as "key software enterprises within state plan" in December 2013 and would be entitled to enjoy the 10% preferential tax treatment in fiscal years from 2013 to 2014.

        Our effective tax rate increased from 8.5% in 2011 to 26.8% in 2012 and further increased to 39.0% in 2013. Our effective tax rate would be 13% in 2012 if we excluded the impact from expenses incurred for our merger with VanceInfo and 21.3% in 2013 if we excluded the impact from expenses incurred for both our merger with VanceInfo and the proposed going private, as most of such expenses were directly incurred by Pactera Technology International Ltd. and thus were not deductible for PRC tax purposes.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2011, 2012 and 2013. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2011 As Adjusted*		2012 As Adjusted*		2013
	(dollars in thousands, except for percentages)
Summary Consolidated Statements of Operating Data
Net revenues	$218,989	100.0%	$359,031	100.0%	$670,019	100.0%
Cost of revenues(1)(2)	142,427	65.0%	234,602	65.3%	476,496	71.1%
Gross profit	76,562	35.0%	124,429	34.7%	193,523	28.9%
Operating expenses:
General and administrative(1)(2)	38,533	17.6%	89,875	25.0%	136,863	20.5%
Selling and marketing(1)(2)	16,924	7.8%	27,741	7.7%	46,706	7.0%
Impairment of trademarks and trade names	—	—	5,515	1.6%	—	—
Impairment of assets held for sale	—	—	—	—	266	** %
Change in fair value of contingent consideration	1,824	0.8%	(659)	(0.2)%	(1,164)	(0.2)%
Total operating expenses	57,281	26.2%	122,472	34.1%	182,671	27.3%
Income from operations	19,281	8.8%	1,957	0.6%	10,852	1.6%
Other income (expenses):
Interest expense	(102)	(0.1)%	(70)	(** )%	(27)	(** )%
Interest income	2,979	1.4%	3,685	1.0%	2,220	0.3%
Exchange losses	(2,070)	(0.9)%	(1,042)	(0.3)%	(616)	(0.1)%
Gain on disposal of variable interest entity	—	—	—	—	305	0.1%
Change in fair value of foreign-currency forward contract	28	** %	(18)	(** )%	3	** %
Total other income	835	0.4%	2,555	0.7%	1,885	0.3%
Net income before income tax expense	20,116	9.2%	4,512	1.3%	12,737	1.9%
Income tax expense	(1,718)	(0.8)%	(1,210)	(0.4)%	(4,968)	(0.7)%
Net income before earning in equity method investment	18,398	8.4%	3,302	0.9%	7,769	1.2%
Earning in equity investment	—	—	23	** %	68	** %
Net income	18,398	8.4%	3,325	0.9%	7,837	1.2%
Net income attributable to noncontrolling interest	(497)	(0.2)%	(735)	(0.2)%	—	—
Net income attributable to Pactera Technology International Ltd	$17,901	8.2%	$2,590	0.7%	$7,837	1.2%

*
"As Adjusted" reflects our results after reclassification of the exchange losses from operating expenses to other income in consolidated financial statements for the periods presented.

**
Less than 0.1

(1)
Includes acquisition-related amortization of intangible assets totaling $2.7 million, $6.1 million and $10.4 million in 2011, 2012 and 2013, respectively, allocated as follows:

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$696	$1,609	$571
Operating expenses:
General and administrative	—	236	476
Selling and marketing	1,981	4,213	9,387
(2)
Includes share-based compensation charges totaling $5.7 million, $11.1 million and $22.9 million in 2011, 2012 and 2013, respectively, allocated as follows:

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Cost of revenues	$234	$165	$466
Operating expenses:
General and administrative	4,906	10,405	21,466
Selling and marketing	516	494	926

Comparison of 2012 and 2013

  Net Revenues

        Our total net revenues increased by $311.0 million, or 86.6%, from $359.0 million in 2012 to $670.0 million in 2013. Our results of operations in 2012 included VanceInfo's results of operations only for the period from November 9, 2012 to December 31, 2012. Therefore, financial statements for 2012 and 2013 are not comparable. Our three lines of services, IT services, research and development services and BPO services recorded year-on-year increases in net revenues of $186.5 million, or 87.8%, $115.4 million, or 80.1%, and $9.1 million, or 377.1%, respectively.

  Cost of Revenues

        Our total cost of revenues increased by $241.9 million, or 103.1%, from $234.6 million in 2012 to $476.5 million in 2013, primarily due to the effect of the merger with VanceInfo.

  Gross Profit and Gross Margin

        As a result of the foregoing, gross profit increased by $69.1 million, or 55.5%, from $124.4 million in 2012 to $193.5 million in 2013. Gross margin decreased from 34.7% in 2012 to 28.9% in 2013. The decline in our gross margin was partly due to (i) rapid decline in exchange rates between the Japanese yen and the U.S. dollars from the beginning of 2013, (ii) scaling down of our operations due to reduction of revenues from our major telecom client in China out of our expectation, and (iii) restructuring loss and productivity reduction resulted from our integration process after the merger with VanceInfo.

  Operating Expenses

        Our total operating expenses increased by $60.2 million, or 49.2%, from $122.5 million in 2012 to $182.7 million in 2013.

        General and administrative expenses.    Our general and administrative expenses increased by $47.0 million, or 52.3%, from $89.9 million in 2012 to $136.9 million in 2013. Such increase was primarily due to the effect of the merger with VanceInfo. Other than that, it was partly attributable to the incurrence of going-private related cost of $7.4 million in 2013. General and administrative expenses as a percentage of our total net revenues decreased from 25.0% in 2012 to 20.5% in 2013.

        Selling and marketing expenses.    Our selling and marketing expenses increased by $19.0 million, or 68.4%, from $27.7 million in 2012 to $46.7 million in 2013. This increase was primarily due to the effect of the merger with VanceInfo. Selling and marketing expenses as a percentage of our total net revenues was 7.7% in 2012 and 7.0% in 2013.

        Impairment of Assets Held for Sale.    In 2012, we did not recognize any impairment loss of assets held for sale. In 2013, we recognized an impairment loss of assets held for sale of $0.3 million. In December 2013, we entered into several agreements, under which we have sold and transferred certain assets and leases as part of the transfer of certain of our outsourcing business with our major telecom client. These assets were written down with the estimated fair value less estimated cost to sell and were classified as assets held for sale as of December 31, 2013. A loss from impairment of assets held for sale of $0.3 million was thus recognized for the year ended December 31, 2013.

        Change in Fair Value of Contingent Consideration.    The change in fair value of contingent consideration increased to a gain of $1.2 million in 2013 from a gain of $0.7 million in the 2012. This increase in gain in earnings was primarily due to certain acquirees' failure to meet performance measures in 2013.

  Other Income

        Other income was $1.9 million in 2013 compared to $2.6 million in 2012. The decrease was primarily due to a decrease of interest income in 2013.

  Income Tax Expense

        We incurred an income tax expense of $5.0 million in 2013 compared to an income tax expense of $1.2 million in 2012. Such increase was primarily due to the effect of the merger with VanceInfo.

  Net Income

        As a result of the foregoing, our net income increased to $7.8 million in 2013 from net income of $3.3 million in 2012.

Comparison of 2011 and 2012

  Net Revenues

        Total net revenues were $359.0 million in 2012, including VanceInfo's net revenues of $59.3 million for the period from November 9, 2012 to December 31, 2012. Net revenues increased by $80.7 million, or 36.8%, from $219.0 million in 2011 to $359.0 million in 2012 primarily due to consolidation of VanceInfo's net revenues into ours, an increase in the demand of our IT services and research and development services as well as our expanded client base attributable to our marketing efforts. Our two lines of services, IT services and research and development services, recorded year-on-year increases in net revenues of $86.3 million, or 68.5%, and $51.3 million, or 55.2%, respectively. One component of our IT services, CPS services, recorded revenue growth of 111.9% in 2012 compared to 2011. We started to generate net revenues from BPO services in 2012, and BPO was grouped under IT services in our previous annual reports.

  Cost of Revenues

        Total cost of revenues were $234.6 million in 2012, including VanceInfo's cost of revenues of $36.6 million for the period from November 9, 2012 to December 31, 2012. Cost of revenues increased by $92.2 million, or 64.7%, from $142.4 million in 2011 to $234.6 million in 2012. The increase was primarily due to consolidation of VanceInfo's cost of revenues into ours and an increase in wages and other compensations as a result of increased headcount of our professionals.

  Gross Profit and Gross Margin

        As a result of the foregoing, gross profit increased by $47.8 million, or 62.4%, from $76.6 million in 2011 to $124.4 million in 2012. Gross margin decreased slightly from 35.0% in 2011 to 34.7% in 2012. The decline in our gross margin was partly due to (i) our continued investment in high value-added solutions to develop more advanced solutions and expand our significant client base, (ii) increase in wages and other compensations, as a result of increased headcount of our professionals, paid to our professionals which outpaced increase in our net revenues. The decline in gross margin was partially offset by the growth in our high value-added service solutions of CPS services during the year.

  Operating Expenses

        Our total operating expenses increased by $65.2 million, or 113.8%, from $57.3 million in 2011 to $122.5 million in 2012.

        General and administrative expenses.    Our general and administrative expenses increased by $51.3 million, or 133.2%, from $38.5 million in 2011 to $89.9 million in 2012. Other than the merger related cost of $22.2 million in 2012, the increase in our general and administrative expenses was partly due to (i) an increase in the salary and compensation expenses of $15.4 million from 2011 to 2012, excluding share-based compensation expenses, and (ii) an increase in the share-based compensation expenses of $5.5 million in 2012. General and administrative expenses as a percentage of our total net revenues increased from 17.6% in 2011 to 25.0% in 2012.

        Selling and marketing expenses.    Our selling and marketing expenses increased by $10.8 million, or 63.9%, from $16.9 million in 2011 to $27.7 million in 2012. This increase was primarily due to increased salary and compensation expenses of $6.1 million for our sales and marketing team, in particular from our investment in high value-added service sales efforts and the expansion of our operations in Greater China. Selling and marketing expenses as a percentage of our total net revenues was 7.8% in 2011 and 7.7% in 2012.

        Impairment of Intangible Assets.    In 2011, we did not recognize any impairment loss of intangible assets. In 2012, we recognized an impairment loss of trademarks and trade names of $5.5 million as our management determined not to use certain trademarks and trade names after the merger with VanceInfo.

        Change in Fair Value of Contingent Consideration.    The change in fair value of contingent consideration was a gain of $0.7 million in 2012 as compared to loss of $1.8 million in the 2011. This change was primarily due to certain acquirees' failure to meet performance measures in 2012.

  Other Income

        Other income was $2.6 million in 2012 compared to $0.8 million in 2011. The increase was primarily due to an increase of interest income and decrease of the exchange losses in 2012.

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

        U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. During the years ended December 31, 2011, 2012 and 2013, there was no change in our unrecognized tax position.

        Uncertainties exist with respect to how the New EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their "de facto management bodies" are within the PRC. The Implementation Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside the PRC should be treated as residents under the New EIT Law. If one or more of our legal entities organized outside the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See "Item 3. Key Information.—D. Risk Factors—Risks Related to China—Under the New EIT Law, we may be classified as a "resident enterprise" of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders."

  Accounts Receivable

        We maintain an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. We consider the following factors when determining the collectability of specific accounts: credibility of the client, age of the receivables and other specific circumstances related to the accounts. We conduct credit evaluations of clients and generally do not require collateral or other security from our clients. If the frequency and amount of client defaults change due to our clients' financial condition or general economic conditions, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowance for accounts where collection may be in doubt. We recorded allowance for doubtful accounts of $0.5 million, $5.2 million and $0.3 million for the years ended December 31, 2011, 2012 and 2013, respectively.

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

        There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows, and the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

        We test goodwill for impairment on an annual basis. In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, we perform its annual impairment test on December 31 each year. Recoverability of goodwill is evaluated using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

        Prior to the merger with VanceInfo on November 9, 2012, we had one reporting unit. Subsequent to the merger with VanceInfo on November 9, 2012, we were still undergoing the integration process as of December 31, 2012. The resources and technology skills held by our company and VanceInfo were still operating separately as of December 31, 2012. Therefore, we had two reporting units as of December 31, 2012. Since 2013, we have integrated the resources and technology skills held by our company and VanceInfo. As a result, we have one reporting unit as well as one operating segment as of December 31, 2013. No impairment of goodwill charged for the years ended December 31, 2011, 2012 and 2013, respectively.

        On October 17, 2013, we entered into the merger agreement, and the merger consideration set forth in the merger agreement would value at approximately $635.8 million. In management's judgment, the valuation represented the fair value of our reporting unit in assessing goodwill impairment. Because the fair value of the reporting unit exceeded its carrying amount, goodwill was not considered to be impaired as of December 31, 2013, and the second step would not be required.

        Intangible assets with determinable useful lives are amortized either on a straight-line basis or using an accelerated method in the case of customer base and customer relationships. Intangible assets with indefinite lives are not amortized until its useful life is determined to be no longer indefinite.

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

        In 2011, we did not recognize any impairment loss of long-lived assets. In 2012, we recognized an impairment loss of intangible assets of $5.5 million as we were in the process of re-branding due to the merger with VanceInfo. As a result, we have changed the estimation of useful life for certain trade names and trademarks from indefinite to finite or shorten the original finite life since we determined not to use these certain trade names and trademarks after the merger with VanceInfo, and impairment loss was measured at fair value upon the change in useful life. In 2013, we recognized an impairment loss of assets held for sale of $0.3 million as a result of transferring certain of our outsourcing business with our major telecom client.

Share-based Compensation

        Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as a compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

        The fair values of our option awards granted in 2011, 2012 and 2013, other than on November 9, 2012 as a result of the merger with VanceInfo, were estimated on the date of grant using the Black-Scholes and binomial option pricing model using the following assumptions:

	Options Granted 2011	Options Granted 2012	Options Granted 2013
Risk-free interest rate range	1.44% - 2.90%	1.04%	1.18% - 1.23%
Expected dividend yield	0%	—	—
Expected life	5.5 - 6.1 years	6.5	5.87 - 6.11
Expected volatility	53.0%	53.0%	50.0% - 51.0%
Exercise price	$8.79 - $22.18	$7.25	6.42 - 7.94
Fair value of the underlying common shares	$8.79 - $22.18	$7.49	6.42 - 7.94

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

        The fair value of our common shares was based on the last trading price of our ADSs on the Nasdaq Global Select Market immediately prior to the option grant date.

        The fair value of our unvested common share grants was estimated on the date of grant using the fair value of our common shares on the date of grant. We recorded share-based compensation of $5.7 million, $11.1 million and $22.9 million for options and nonvested common shares granted to employees for the years ended December 31, 2011, 2012 and 2013, respectively, according to a graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period.

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

        The risk-free interest rate for periods within the expected life of the option is based on yield to maturity of PRC international government bonds with maturity term close to the life of the options. As we expected to grow the business with internally generated cash, we did not expect to pay dividends in the foreseeable future. Because we do not maintain an internal market for our common shares, the expected volatility was based on the historical volatilities of comparable companies engaged in similar businesses. The fair value of our common shares was based on the last trading price of our ADSs on the Nasdaq Global Select Market immediately prior to the option grant date.

        For information about how the going private transaction described in "Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction" would affect the outstanding awards issued under our share incentive plans, see "Item 6. Directors, Senior Management and Employees—B. Compensation—Effect of the Going Private Transaction on Outstanding Awards."

Inflation

        According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.
Liquidity and Capital Resources

Liquidity and Capital Resources

        In 2011, 2012 and 2013, we generated positive cash flow from operating activities. As of December 31, 2011, 2012 and 2013, we had approximately $113.9 million, $143.7 million and $148.5 million in cash and cash equivalents, respectively. The increases from 2011 to 2012 and further to 2013 were mainly due to the merger with VanceInfo. Our cash and cash equivalents consist primarily of cash on hand and highly liquid investments. We believe that our cash and cash equivalents, anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(dollars in thousands)
Net cash provided by operating activities	$24,323	$36,325	$60,832
Net cash (used in) investing activities	(38,374)	(5,764)	(8,058)
Net cash (used in) financing activities	(45,646)	(1,536)	(48,247)
Effect of foreign exchange rate changes on cash	3,660	833	277
Net increase (decrease) in cash and cash equivalents	(56,037)	29,858	4,804
Cash and cash equivalents at beginning of period	169,893	113,856	143,714
Cash and cash equivalents at end of period	113,856	143,714	148,518

        We had $58.5 million and $41.7 million in term deposits as of December 31, 2012 and 2013, respectively. Total cash and cash equivalents, restricted cash, term deposits and short-term investment as of December 31, 2012 and 2013 were $210.1 million and $191.3 million, respectively.

        A majority of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to set aside or contribute certain amount of its annual after-tax profits for statutory general reserve fund and other funds at the discretion of the board of directors of such subsidiaries, such as staff welfare fund and enterprise expansion fund, which further affects the amount of after-tax profits available for dividend distribution. The total amount of our restricted net assets was $185.9 million as of December 31, 2013. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See "Item 3. Key Information.—D. Risk Factors—Risks Related to China—Restrictions under PRC law on our PRC subsidiaries' ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses."

  Operating Activities

        Net cash provided by operating activities increased from $24.3 million for 2011 to $36.3 million for 2012, which was partly attributable to net income of $3.3 million and the operating cash flow generated by VanceInfo from the period November 9 to December 31, 2012, which coincides with the cash collection season for our business in China. Net cash provided by operating activities amounted to $60.8 million for 2013, which was partly attributable to net income of 7.8 million and the operating cash flow generated by VanceInfo for the full year of 2013. Our growing business generated substantial net cash inflow as our net revenues increased from $359.0 million in 2012 to $670.0 million in 2013, while cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased from $322.9 million for 2012 to $607.8 million for 2013. As of December 31, 2013, our days of sales outstanding were 134 days, as compared to 128 days for 2012.

  Investing Activities

        Net cash used in investing activities largely reflects (i) capital expenditures, which principally consists of purchases of property, plant, equipment and buildings made in connection with the expansion and upgrade of our service delivery centers and (ii) our business acquisitions.

        Cash used in investing activities decreased from $38.4 million for 2011 to $5.8 million for 2012. This was primarily due to cash used in purchase of properties of $15.6 million in Wuxi and Beijing and payments made in acquisition relating to Pactera Spain, Glory, Longhaul, Bearing Point, Newton and Pactera Jinxin of $9.6 million, partly offset by a net cash inflow of $31.7 million due to an increase in cash and cash equivalents as a result of our merger with VanceInfo. Cash used in investing activities increased from $5.8 million for 2012 to $8.1 million for 2013. This was primarily due to the effect of the above net cash inflow of $31.7 million in 2012 and the increase of $6.5 million in the cash used to purchase buildings, properties, and equipment in 2013, partly offset by (i) maturity of term deposits, (ii) decrease in restricted cash and (iii) decrease in the cash consideration paid in relation to acquisitions in 2013.

        We expect our cash used in investing activities over the next several years to continue to be primarily driven by business acquisitions and purchases of property, plant and equipment.

  Financing Activities

        Net cash used in financing activities for 2012 was $1.5 million, primarily attributable to payment of contingent consideration of $3.0 million and repayment of bank loan of $0.5 million, which was offset by the cash provided through the proceeds received from issuance of common share under employee option plan amounting to $2.0 million. Net cash used in financing activities for 2013 was $48.2 million, primarily attributable to repurchase of common shares of $30.0 million and payment of contingent consideration of $22.7 million, partly offset by the cash provided through the proceeds received from issuance of common shares under employee option plan amounting to $4.4 million.

Statutory Reserves

        Our statutory reserves were $6.7 million, $16.9 million and $19.8 million as of December 31, 2011, 2012 and 2013, respectively. These reserves represent the amount of retained earnings in our PRC subsidiaries that cannot be distributed to their immediate holding companies. However, they can be used for general business purposes without any restrictions in the country where located.

Capital Expenditures

        Our capital expenditures are incurred primarily in connection with purchases of equipment, buildings, leasehold improvements and investment in equipment, technology and operating systems. Our capital expenditures were $7.7 million, $21.2 million and $27.7 million in 2011, 2012 and 2013, respectively. Our capital expenditures for 2011, 2012 and 2013 were primarily related to purchasing new equipment for new employees and to replace existing equipment, purchasing office buildings in Wuxi and constructing office buildings in Beijing. As of December 31, 2013, amounts payable to our suppliers in connection with our office construction in Beijing was approximately $5.1 million, among which we have paid approximately $3.3 million in January 2014. We expect to pay the balance of such amounts in 2015.

Recent Accounting Pronouncements Adopted

        In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates ("ASU") do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

        The new amendments will require an organization to:

  •
  Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income—but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

  •
  Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

        The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. We adopted this pronouncement on January 1, 2013 which did not have a significant impact on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

        In March 2013, the FASB issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

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

        The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

        In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

        The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

        This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

C.
Research and Development, Patents and Licenses, etc.

Research and Development

        We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2011, 2012 or 2013.

Intellectual Property

        We regard our trademarks, domain names, software copyrights, patents and other intellectual property as important to our success. We use a combination of our clients' systems, third-party software platforms and systems and, in some cases, our own proprietary software and platforms to provide our services.

        We rely on the law to protect our proprietary intellectual property rights, and we have taken steps to enhance our rights by registering our intellectual property with government authorities where appropriate. We have registered our key brand "Pactera" as a trademark in the United States, China, Japan, European Union, Australia, Hong Kong and Singapore. As of the date of this annual report, we had approximately 61 registered domain names relating to our web sites, including www.pactera.com, the primary URL for our web site. We have registered approximately 348 software copyrights relevant to our service offerings with the Copyright Protection Center of China.

        We require our employees, independent contractors and, wherever possible, vendors to enter into confidentiality agreements upon commencement of their relationships with us. These agreements also provide that any confidential or proprietary information disclosed to these parties in the course of our business be kept confidential. In addition, expertise, coding precedents and generic application components generated or developed in our past operations enjoy protection in China as trade secrets under China's Anti-Unfair Competition Law. We customarily enter into licensing and non-disclosure agreements with our clients with respect to the use of their software systems and platforms. Our clients usually own the intellectual property in the software or systems we develop for them.

        In spite of our efforts to protect our and our clients' intellectual property rights, we may not be able to prevent unauthorized parties from infringing upon or misappropriating our or our clients' intellectual property and other proprietary information. See "Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—If our clients' proprietary intellectual property or confidential information is misappropriated by us, our employees or otherwise in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly legal proceedings and lose clients." In addition, the laws of China may not protect intellectual property rights to the same extent as laws of the United States. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and expensive. See "Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—We have limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property."

        We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. See "Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—We may be subject to third-party claims of intellectual property infringement, that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services."

D.
Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
Off-Balance Sheet Arrangements

        Other than the transactions set forth under "Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations" below, we do not have any outstanding off-balance sheet commitments or arrangements, including off-balance sheet guarantees or interest rate swap transactions. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.
Tabular Disclosure of Contractual Obligations

Contingent Acquisition Payments

        As of December 31, 2013, in connection with our recent acquisitions, we agreed to make contingent payments of up to $27.5 million in a mix of cash and our common shares of which up to $23.8 million may be paid in cash, and up to $3.7 million may be paid in our common shares, subject to the achievement of certain financial performance targets during various periods from 2013 to 2015.

Contractual Obligations

        The following table sets forth our contractual obligations and capital commitments, including interest portion, as of December 31, 2013:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(dollars in thousands)
Operating lease and capital commitment obligations	$26,455	$11,163	$12,220	$2,352	$720	$—
Contingent acquisition consideration payable	27,495	23,456	4,039	—	—	—
Total	$53,950	$34,619	$16,259	$2,352	$720	$—

G.
Safe Harbor

        This annual report contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Item 3. Key Information—D. Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

        In some cases, these forward-looking statements can be identified by words or phrases such as "aim," "anticipate," "believe," "continue," "estimate," "expect," "intend," "is/are likely to," "may," "plan," "potential," "will" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

  •
  our planned use of proceeds;

  •
  fluctuations in general economic and business conditions; and

  •
  the proposed going private transaction.

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Directors and Executive Officers

        The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Chris Shuning Chen	50	Non-executive chairman
Tiak Koon Loh	55	Chief executive officer and director
Jenny Lee	41	Independent director
Terry McCarthy	69	Independent director
Venkatachalam Krishnakumar	64	Independent director
Ruby Rong Lu	43	Independent director
Samuelson S.M. Young	62	Independent director
May Tung	61	Independent director
David Lifeng Chen	45	President
Helena Chen	35	Interim Chief Financial Officer
Jun Su	43	Corporate Executive Vice President

Biographical Information

Directors

        Chris Shuning Chen has served our non-executive chairman since November 2012. He served as the chairman and chief executive officer of VanceInfo from 1999 to 2012 before it merged with us in November 2012. From 1995 to 1999, he was a managing director of VanceInfo. Prior to founding VanceInfo, Mr. Chen worked as a senior software developer at Great Wall Computer Software & System Co., Ltd., a Chinese company specializing in computer software and system integration, from 1989 to 1995, and spent two years on an assignment in the United States. He also participated in the development of the IBM OS/2 operating system from 1994 to 1995. Mr. Chen received his master's degree in engineering from Huazhong University of Science & Technology and his bachelor's degree in mechanical engineering from Tsinghua University.

        Tiak Koon Loh has served as our director and chief executive officer since 2006. Prior to joining us in June 2006, Mr. Loh served as corporate vice president at China Hewlett-Packard Co., Ltd. from 2004 to 2006. Prior to that, Mr. Loh was the chief executive officer at Vanda Systems & Communications Holdings Limited (currently known as Hutchison Global Communications Holdings Ltd.) from 2001 to 2004. Mr. Loh also served, from 1998 to 2000, as the managing director and chief executive officer of Capgemini Asia-Pacific Pte. Ltd. He was the managing director of Lotus Development Singapore Pte. Ltd. from 1995 to 1998. Mr. Loh started his career at IBM Singapore Pte. Ltd. where he held various management positions from 1983 to 1994. Mr. Loh graduated from National University of Singapore with a bachelor's degree in electrical engineering.

        Jenny Lee has served as our independent director since May 2005. Since November 2011, Ms. Lee has been serving as a director on the board of YY, Inc, a Nasdaq-listed company. Since October 2010, Ms. Lee has been serving as a director on the board of 21Vianet Group, Inc., a Nasdaq-listed company. Ms. Lee is currently a managing director of Granite Global Ventures II L.L.C., the general partner of Granite Global Ventures II L.P. and of GGV II Entrepreneurs Fund L.P, Granite Global Ventures III L.L.C., the general partner of Granite Global Ventures III L.P. and of GGV III Entrepreneurs Fund L.P, GGV Capital IV L.L.C., the general partner of GGV Capital IV L.P. and of GGV Capital IV Entrepreneurs Fund L.P. From 2002 to 2005, she served as a vice president of JAFCO Asia. From 2001 to 2002, she worked as an investment banker with Morgan Stanley, a NYSE listed company. Prior to that, Ms. Lee worked as an assistant principal engineer with Singapore Technologies Aerospace Group from 1995 to 2000. Ms. Lee received her master of science degree in engineering from Cornell University, and a master of business administration degree from Kellogg School of Management at Northwestern University. Ms. Lee received her bachelor's degree in electrical engineering from Cornell University.

        Terry McCarthy has served as our independent director since November 2007. Mr. McCarthy is the chairman of our audit committee. He is a managing member and investor of TriUnited Investors, LLC, Kansas. Mr. McCarthy was an independent director of Hanwha Solar One (formerly known as Solarfun Power Holdings Co., Ltd.), a Nasdaq-listed company, from November 2006 to March 2009 and then from November 2009 to September 2010, its audit committee chairman from November 2006 to March 2009, and its director and interim chief financial officer from March 2009 to November 2009. He was an independent director and audit committee chairman of Agria Corporation, a NYSE listed company, from 2007 to 2010. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was associate managing partner of the Deloitte U.S. Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Sunnyvale, California, where he was an audit partner and president from 1976 to 1985. From 1972 to 1976, Mr. McCarthy held several positions at Hurdman & Cranstoun, CPAs, including senior audit manager. Mr. McCarthy received a master's degree in business administration from the University of Southern California, a master's degree in taxation from Golden Gate University and a bachelor's degree from Pennsylvania State University.

        Venkatachalam (Venky) Krishnakumar has served as our independent director since May 2010. He is currently serving on the board of Singapore Technologies Engineering Ltd., a company listed on the Singapore Exchange Ltd., MediaCorp Pte. Ltd. (Singapore) and CIMB Bank. He is also the current chairman of the board of Oracle Financial Software Services Singapore Pte. Ltd. Mr. Krishnakumar has also served on the boards of various software services companies including Singapore Computer Systems Limited, Polaris Software Labs Ltd. and E-Serve International Ltd. Previously, Mr. Krishnakumar had a 31 year career with Citibank, N.A., or Citibank, with assignments in India, New York and Singapore in various capacities (including chief financial officer functions and oversight of Citibank's operations and technology activities in the Asia Pacific region). His last position with Citibank was as chief operating officer and chief financial officer of the Global Consumer Bank for the Asia Pacific region. Since his retirement from Citibank in 2005, Mr. Krishnakumar has held senior advisory roles with McKinsey & Company, Barclays Global Retail and Commercial Banking (London) and DBS Bank Limited. Mr. Krishnakumar received a master's degree in business administration from the Indian Institute of Management Calcutta in India and a bachelor's degree in engineering from Maharaja Sayajirao University of Baroda in India.

        Ruby Rong Lu has served as our independent director since November 2012. Ms. Lu served as a director of VanceInfo from May 2007 to November 2012. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of other DCM portfolio companies, including E-Commerce China Dangdang Inc., a China-based business-to-consumer e-commerce company listed on the New York Stock Exchange. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. During her tenure at Goldman Sachs & Co. from 1996 to 2003, Ms. Lu advised clients on projects ranging from privatization restructuring, corporate finance, mergers and acquisitions. Ms. Lu received her master's degree in International Economics as well as Energy, Environment, Science and Technology from Johns Hopkins University, School of

Advanced International Studies and a bachelor's degree in Economics with honors from the University of Maryland.

        Samuelson S. M. Young has served as our independent director since November 2012. Mr. Young served as a director of VanceInfo from December 2007 to November 2012. Mr. Young has years of experience in information technology, financial services and business management. Mr. Young has served as the vice chairman of Studio A Inc., an apple premium reseller with around 50 chain stores in Asia, since 2010. Mr. Young has been the Chairman of Ebridge Investments Limited, a China-based investment firm, since 2006. He is also the founding partner of Xanadu Ventures and has been with Xanadu Partners since 2007. He served as a senior advisor for Greater China region of Silver Lake Partners, a United States-based private equity firm, from 2006 to 2008. From 1978 to 2005, Mr. Young worked in various business divisions of IBM in Taiwan, Tokyo, and Hong Kong, and also in a joint venture of IBM in Tianjin, and was promoted to vice president of the Financial Services Sector of IBM Asia Pacific in 2001. From 1995 to 1997, Mr. Young was a member of the General Committee of the Hong Kong Arts Festival Association and a consultant to The Hong Kong University of Science & Technology's master of business administration program. Mr. Young received his bachelor's degree in Applied Mathematics from the National Chung Hsing University, Taiwan.

        May Tung has served as our independent director since November 2012. Ms. Tung has served as the managing director of the Financial Services Practice in Asia Pacific of DHR International, or DHR, since 2009. Prior to joining DHR, Ms. Tung was with Russell Reynolds Associates for over five years covering financial services companies throughout Asia from 2003 to 2009. Prior to her executive search career, Ms. Tung was a banker for over twenty years and worked at the First National of Chicago (now known as JP Morgan Chase), Bank of America, Credit Suisse First Boston and Rabobank where she held various front line banking positions in New York and Hong Kong with P&L responsibilities. In Hong Kong, she held regional roles responsible for different banking products including Structured Finance and M&A services. Ms. Tung is also a member of the Development Committee for the Richard Ivey School of Business, Hong Kong campus. Ms. Tung received her master's degree of international affairs from Columbia University, her master's degree of business administration from the University of Western Ontario's Richard Ivey School of Business in Canada and her bachelor's degree of arts from Long Island University.

Executive Officers

        David Lifeng Chen has served as our president since November 2012. Prior to joining us, Mr. Chen had served as executive vice chairman of VanceInfo from February 2011 to November 2012 and a director from 2008 to November 2012. Mr. Chen was also the co-president of VanceInfo and had been with VanceInfo since 2001. He co-founded Beijing Heteng Software Technology Company, Ltd., an affiliate of VanceInfo before its liquidation in 2007, in 2001. Mr. Chen served as a development manager at Asera, a leading B2B software company based in California in the United States, from 1999 to 2001. He worked for IBM Crossworlds as a product manager, a management consultant at KPMG Consulting, from 1997 to 1999. He served as a software engineer of the ERP development group at Oracle, a leading provider of enterprise resources planning software based in the United States, from 1995 to 1997. Mr. Chen received his master's of science degree in computer engineering from the University of California, Irvine and his bachelor's of science degree in electrical engineering from Tongji University.

        Helena Chen has served as our interim chief financial officer since September 2013. Ms. Chen joined the Company in 2007 and has served as corporate controller since 2008. She served as vice president of finance from 2011 to 2012 and senior vice president of finance from 2012 to 2013. Prior to join us, she worked as a senior auditor at Deloitte Touche Tohmatsu in Beijing. Ms. Chen received a bachelor's degree in accounting from Renmin University of China.

        Jun Su has served as our corporate executive vice president since November 2012. Before that, Mr. Su was in charge of our United States business unit as an executive vice president. Prior to joining us in 2009, Mr. Su served in a variety of roles for over 14 years at Hewlett-Packard Company and China Hewlett-Packard Co., Ltd. from 1996 to 2009. From 2007 to 2009, he was the senior director of sales at China Hewlett-Packard Co., Ltd. with responsibility for software service sales management in the Asia-Pacific region. Mr. Su received a master's degree in computer science from Brigham Young University in the United States and a bachelor's degree in physics from the University of Science and Technology of China.

B.
Compensation

Compensation of Directors and Executive Officers

        In 2013, we and our subsidiaries paid approximately $2.9 million to our directors and executive officers as a group, including cash compensation, pensions, retirement or other benefits for our officers and directors.

Share Options and Other Share Awards Granted to Directors, Executive Officers and Employees

        The following disclosure, if necessary, has been retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected in November 2012.

  Share Incentive Plan

        We adopted our HiSoft Technology International Limited Share Incentive Plan, or the 2005 Plan, in January 2005, which was subsequently amended in 2006, 2007 and 2009 to increase the number of shares authorized for grants. The 2005 Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. As of the date of this annual report, an aggregate of approximately 6,610,024 common shares were reserved for issuance under the 2005 Plan.

        On March 23, 2010, our board of directors approved a special share option grant under the 2005 Plan pursuant to which approximately 716,938 options to purchase common shares were granted to our management and employees on April 1, 2010. The option grant is subject to our company attaining a value of $400 million by August 31, 2010, as appraised by an independent appraisal firm. Our company's value would be determined by the number of then outstanding shares multiplied by the fair value of the common shares on August 31, 2010. This condition was met and the options were granted as a result, each with an exercise price of approximately $5.60, will vest over three years from the grant date, with 34% vesting after the first 12 months, and thereafter vesting in equal proportions for the remaining eight quarters.

        As of February 28, 2014, we have granted an aggregate of 6,387,710 options and 1,991,222 nonvested common shares under the 2005 Plan. These nonvested share awards vest over periods ranging from eight months to four years. In certain exceptional situations, we have also granted nonvested common shares that vest immediately at the time of grant. In 2010, we granted options for the purchase of approximately 259,532 common shares at an exercise price of approximately $4.18 per share, approximately 800,103 common shares at an exercise price of approximately $5.58 per share, approximately 46,601 common shares at an exercise price of approximately $11.16 per share, approximately 23,157 common shares at an exercise price of approximately $7.81 per share, approximately 4,158 common shares at an exercise price of approximately $8.51 per share and approximately 2,151 common shares at an exercise price of approximately $19.25 per share. In 2011, we granted options for the purchase of approximately 47,347 common shares at an exercise price of approximately $22.18 per share, approximately 48,812 common shares at an exercise price of approximately $13.53 per share, approximately 18,526 common shares at an exercise price of approximately $11.44 per share.

        Our options issued under the 2005 Plan may vest over a period of two, three or four years, as follows:

Total Vesting Period	Vesting on the First Anniversary of the Award Date	Vesting at the End of Each Quarter after the First Anniversary of the Award Date
4 years	25.0%	6.25%
3 years	34.0%	8.25%
2 years	50.0%	12.50%

        Options granted under the 2005 Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. Generally, if a grantee's employment or service with us is terminated for cause, the grantee's vested options under the 2005 Plan shall be exercised within 30 days following the grantee's last day of employment or service with us and the grantee's nonvested options shall terminate and become unexercisable on the severance date.

        If a grantee's employment or service with us is terminated for any reason other than for cause, the grantee's vested options shall be exercised within 60 days following the grantee's last day of employment or service with us and any unvested options shall terminate immediately and become unexercisable on the severance date. In circumstances where there is a death or disability of the grantee, generally all nonvested options immediately terminate and become unexercisable while vested options shall be exercised within six months following the grantee's last date of employment or service with us. Generally, all nonvested options granted under the 2005 Plan become fully vested and exercisable immediately upon a change in the control of our company and must be exercised within 15 days of such event.

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

        As of February 28, 2014, the maximum number of common shares that may be awarded under the 2011 Plan will not exceed 8,048,874 common shares and we have granted an aggregate of 289,238 options and 6,785,104 nonvested common shares under the 2011 Plan. In November 2011, we granted options for the purchase of approximately 34,055 common shares at an exercise price of approximately $8.79 per share. In January 2012, we granted options for the purchase of approximately 215,082 common shares at an exercise price of approximately $7.25 per share. In January 2013, we granted options for the purchase of 35,100 common shares at an exercise price of $7.94 per share. In April 2013, we granted options for the purchase of 5,000 common shares at an exercise price of $6.42 per share.

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

  Pactera Financial Solutions 2011 Share Incentive Plan

        In October 2011, one of VanceInfo's wholly owned subsidiaries, Pactera Financial Solutions Limited, or Pactera Financial Solutions, adopted the PFS 2011 Share Incentive Plan, to motivate, attract and retain employees and directors and promote the success of our business. PFS 2011 Share Incentive Plan has been assumed by our company as a result of the merger with VanceInfo in November 2012, which allows us to grant ordinary shares of Pactera Financial Solutions to its board members and employees, consultants or advisors of Pactera Financial Solutions, its parent or subsidiary or related entities designated by the board of Pactera Financial Solutions.

        Pactera Financial Solutions' board of directors has authorized the issuance of up to 1,000,000 ordinary shares of Pactera Financial Solutions upon exercise of awards granted under the PFS 2011 Share Incentive Plan. In 2011 and 2012, Pactera Financial Solutions granted 790,000 and 210,000 of its restricted share units to its employees, none of them are our executive officer or director. In January 2013, the Company repurchased these restricted share units.

        Plan Administration.    Pactera Financial Solutions' board of directors will administer the PFS 2011 Share Incentive Plan and determine the provisions and terms and conditions of our awards.

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

        Unless terminated earlier, the PFS 2011 Share Incentive Plan will expire in 2021. Pactera Financial Solutions' board of directors has the authority to amend or terminate the PFS 2011 Share Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient.

  VanceInfo 2005 Stock Plan

        In November 2005, VanceInfo adopted its 2005 Stock Plan and supplemented and amended such plan in April and May 2006, respectively. The plan was assumed by our company as a result of the merger with VanceInfo in November 2012, which allows us to grant options to purchase 1,867,500 common shares subject to vesting requirement. As of February 28, 2014, we have granted an aggregate of 4,172,179 options under the 2005 Stock Plan.

  VanceInfo 2007 Share Incentive Plan

        VanceInfo has adopted a 2007 Share Incentive Plan to motivate, attract and retain employees and directors and promote the success of the business, which was assumed by Pactera as a result of the merger with VanceInfo in November 2012. There are up to 1,100,000 common shares plus an annual increase of 3% of then total outstanding shares on the first business day of each calendar year beginning in 2008 authorized for issuance, upon exercise of awards granted under the 2007 Share Incentive Plan. As of February 28, 2014, we have granted an aggregate of 4,595,762 options and 1,131,119 nonvested common shares under the 2007 Share Incentive Plan.

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

        We have not granted any options to our directors and executive officers since January 1, 2013. The table below summarizes, from January 1, 2013 to February 28, 2014, the outstanding nonvested common shares that we granted to our directors and executive officers:

Name	Nonvested Common Shares Granted	Grant Date	End of Vesting Period
Chris Shuning Chen	5,163	February 22, 2013	December 31, 2015
Jenny Lee	5,000	January 1, 2013	November 9, 2013
Terry McCarthy	*	January 1, 2013	November 9, 2013
Venkatachalam Krishnakumar	*	January 1, 2013	November 9, 2013
Ruby Rong Lu	*	January 1, 2013	November 9, 2013
Samuelson S.M. Young	*	January 1, 2013	November 9, 2013
May Tung	*	January 1, 2013	November 9, 2013
David Lifeng Chen	*	February 22, 2013	December 31, 2015
David Lifeng Chen	*	September 1, 2013	September 1, 2016
Helena Chen	*	September 1, 2013	September 1, 2016
Jun Su	*	September 1, 2013	September 1, 2016
Directors and Executive Officers as a group	79,444	N/A	N/A

*
Upon exercising of all options that are exercisable with 60 days after February 28, 2014 and vesting of all nonvested common shares that are to be vested within 60 days after February 28, 2014, would beneficially owns less than 1% of our outstanding common shares.

Effect of the Going Private Transaction on Outstanding Awards

        If the going private transaction described in "Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction" is completed, at the effective time of the proposed merger:

  •
  unless otherwise determined by parent, each outstanding option of our company, whether vested or unvested, will be rolled over into either (i) equivalent options to acquire shares of common stock of parent or (ii) a number of restricted stock units of parent equal to the result of (A) the excess, if any, of the aggregate merger consideration over the aggregate per share exercise price, or the option spread, divided by (B) the per share merger consideration, in the sole discretion of parent, in each case to be held under and pursuant to the terms of the equity incentive plan of parent and relevant rollover award agreement, provided that the options or restricted share units of parent, as the case may be, granted in substitution for such options may be further adjusted as determined by parent; provided, further that (1) in the event that parent determines that (x) certain vested options of our company are not to be rolled over into options to acquire shares of common stock or restricted share units of parent, such options of our company will be cancelled in exchange for a payment in cash in an amount equal to the option spread (subject to any applicable withholding), payable as promptly as possible after the effective time of the proposed merger, and (y) certain unvested options of our company are not to be rolled over into options to acquire shares of common stock of parent or restricted share units of parent, such options of our company will be rolled over into the right to receive deferred cash in an aggregate amount equal to the option spread (subject to any applicable withholding) payable at the dates and on the same vesting conditions as the original option grant of our company; and (2) if the per share exercise price of any such options of our company is equal to or greater than the merger consideration, such option of our company will be cancelled without any payment therefor.

  •
  unless otherwise determined by parent, each outstanding restricted share and restricted share unit of our company, whether vested or unvested, will be rolled over into a right to receive restricted shares or restricted share units, as the case may be, of parent pursuant to the terms of the equity incentive plan of parent and relevant rollover award agreement. For the avoidance of doubt, with respect to each outstanding restricted share of our company that is rolled over into parent, parent may substitute a restricted share unit in lieu of a substituted restricted share, provided that the economic terms and conditions of the substituted restricted share unit shall be the same as would have applied to the substituted restricted share. With respect to each restricted share and restricted share unit of our company that parent determines is not to be rolled over, the holder will have the right to receive an amount in cash equal to the merger consideration in respect of each share underlying such restricted share and restricted share unit of our company, as the case may be, payable as promptly as practicable after the effective time or at the date(s) and on the same vesting conditions as the original restricted share and restricted share unit of our company granted, as the case may be.

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

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  issuing authorized but unissued shares;

  •
  declaring dividends and distributions;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company;

  •
  approving the transfer of shares of our company, including the registering of such shares; and

  •
  exercising any other powers conferred by the shareholders' meetings or under our amended and restated memorandum and articles of association.

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

  Audit Committee

        Our audit committee consists of Terry McCarthy, Venkatachalam Krishnakumar and Samuelson S. M. Young. Terry McCarthy is the chairman of our audit committee. Terry McCarthy, Venkatachalam Krishnakumar and Samuelson S. M. Young satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

        Terry McCarthy, Venkatachalam Krishnakumar and Samuelson S. M. Young satisfy the requirements for an "independent director" within the meaning of Nasdaq Marketplace Rule 5605(a)(2) and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

        The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

  •
  selecting the independent auditor;

  •
  pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

  •
  annually reviewing the independent auditor's report describing the auditing firm's internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

  •
  setting clear hiring policies for employees and former employees of the independent auditors;

  •
  reviewing with the independent auditor any audit problems or difficulties and management's response;

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

  Compensation Committee

        Our compensation committee consists of Ruby Rong Lu, Jenny Lee, and May Tung. Ruby Rong Lu is the chairman of our compensation committee. Ruby Rong Lu, Jenny Lee and May Tung satisfy the requirements for an "independent director" within the meaning of Nasdaq Marketplace Rule 5605(a)(2).

        Our compensation committee is responsible for, among other things:

  •
  reviewing and approving our overall compensation philosophy and overseeing the administration of related compensation and benefits programs, policies and practices;

  •
  at least annually, reviewing and evaluating and, if necessary, revising our compensation policy adopted by our management;

  •
  at least annually, reviewing and evaluating the performance of our most senior officers, including the chief executive officer, other executive committee members and the senior managers who directly report to the chief executive officer, and determining the compensation of such senior officers;

  •
  recommending to the board of directors for determination, the compensation of the chief executive officer and other senior officers, and the senior officer may not be present at any meeting during voting or deliberations on their compensations;

  •
  reviewing the compensation of the ordinary employees and recommending any proposed changes to the management;

  •
  at least annually, reviewing and evaluating the performance of our directors and recommending to the board of directors the compensation for the directors;

  •
  overseeing our management decisions regarding performance, compensation and incentive plans (both cash bonuses and equity-related awards) and benefit programs of our employees and making recommendations to the board of directors with respect to improvements to such plans and programs or the adoption of new plans and programs, as appropriate;

  •
  reviewing executive officer and director indemnification and insurance matters, and making recommendations to the board of directors for approval;

  •
  in its sole discretion, retaining or obtaining the advice of any compensation consultant, legal counsel or other advisor at our expenses as determined by the committee, and being responsible for the appointment, compensation and oversight of the work of any such consultant, counsel or other advisor retained by the committee;

  •
  reviewing and approving any employee loans in an amount equal to or greater than US$20,000;

  •
  reviewing and approving the annual report on executive compensation for inclusion in our annual report on Form 20-F filed with the SEC;

  •
  evaluating its own performance on an annual basis, including its compliance with its charter, and providing any written material with respect to such evaluation to the board of directors, including any recommendations for changes in procedures or policies governing the committee, in such manner as it deems appropriate; and

  •
  reviewing and reassessing its charter at least annually and submitting any recommended changes to the board of directors for its consideration.

  Special Committee

        In May 2013, our board of directors formed a special committee of independent directors consisting of Mssrs. Ruby Rong Lu, Terry McCarthy, Venkatachalam Krishnakumar and May Tung in response to a preliminary non-binding proposal letter from the buyer group notifying our board of directors of their interest in acquiring all of our outstanding shares in a going private transaction. See "Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction."

Corporate Governance

        Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of the directors, officers, employees and advisors of the Company. Our code of business conduct and ethics is publicly available on our website.

        In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board's structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

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

        In addition, under the terms of the employment agreements, we may terminate executive officers' employments at any time after the first anniversary of the effective dates of the employment agreements, without cause, upon three months written notice to the executive officers. Executive officers may terminate their employments with us at any time after the first anniversary of effective date of the employment agreements, without cause, upon three months written notice to us. If any severance pay is mandated by law or provided under our policy, executive officers will be entitled to such severance pay in the amount mandated by law or provided under our policy when his or her employment is terminated. If the executive officers' employments are terminated by us without cause, they are entitled to severance pay of several months' compensation. The chairman of our board of directors is entitled to similar severance package as the chief executive officer. However, an executive officer will not be entitled to any severance pay if his/her employment is terminated (i) by us for cause, or (ii) by him/her for any reason. Notwithstanding any provision to the contrary in the employment agreements, we may still be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the PRC Labor Contract Law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of "de facto employment relationships" by PRC entities without statutory cause regardless of whether there exists a written employment agreement with such entities.

        We have entered into director service agreements with each of our non-executive directors. Our non-executive directors (other than the chairman of our board of directors) do not have termination benefits except as otherwise required by law.

D.
Employees

        Our ability to maintain a base of trained professionals and other employees is critical to the success of our business. We had a total of 7,321 and 23,270 employees as of December 31, 2011 and 2012, respectively. As of December 31, 2013, we had 22,068 employees, including 19,971 professionals, 362 sales and marketing personnel (including 265 sales professionals and 97 other sales and marketing staff) and 1,735 administrative personnel. Of these employees, 20,751 were located in our Greater China offices, 589 in our Singapore offices, 153 in our Japan offices, 343 in our North America offices, 34 in our Europe offices, 183 in our Australia offices and 15 in our Malaysia offices. As of January 31, 2014, the total number of our employees decreased to 19,736 due to transfer of the employees that worked on projects for our major telecom client, see "Item 3. Key Information.—D. Risk Factors—Risks Related to Our Business—We have transferred certain of our outsourcing business with our major telecom client, and we may be exposed to the credit risk with respect to receiving the proceeds from this transfer." We believe our company culture and reputation as a leading outsourced IT and research and development services provider based in China enhances our ability to recruit and retain high quality employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

Recruitment

        To ensure we have a large talent pool on hand to quickly respond to high resource demand, we have a centralized and dedicated recruiting team that interviews several thousand candidates per month based on core talent specifications that we have identified. Part of our recruitment model is a series of standardized recruitment interviews and technology skill assessment tools that are administered to all candidates. We have also developed a customized online recruiting management system to streamline our recruiting process, including monitoring of the candidate pool and the tracking of interview feedback and the status of outstanding employment offers.

        We maintain relationships with over 400 colleges and universities within China from which we recruit on an ongoing basis. We have a talent academy featuring training and internship programs that provide us with a cost-effective method of attracting and developing entry-level employees. We believe this academy also helps to ensure scalability for future organizational and business expansion. We conduct lateral hiring primarily in China through a dedicated professional talent acquisition team that also engages recruiting firms to locate and attract qualified and experienced personnel.

        In 2013, we received and considered employment applications for technology professional positions from over 275,000 applicants, of which we interviewed nearly 71,500 and gave employment offers to about 11,600. As of December 31, 2013, approximately 71.1% of our employees held bachelor's degrees and approximately 5.3% employees held graduate degrees. We continually assess and refine our candidate selection process based on performance tracking of past recruits.

Training and Development

        Our training and development focuses on continuously developing middle managers as there is a limited pool of such managers in China with the requisite skills and experience. We established our in-house Project Management Academy in 2008 to train and develop our pool of project managers. The academy provides training for project specialists, program leaders, program managers and senior project managers. Since the launch of the program, approximately 1,400 project professionals have participated. In 2013, we trained approximately 400 students in this program, Meanwhile, we have instituted a Project Management Professional Certification program, which is a credential offered by the Project Management Institute to facilitate the continued education of our key project managers. More than 500 engineers have received the PMP certificate by the end of 2013.We established "Manager Training Camp" in 2011. The Manager Training Camp is a focused training program for project managers. In 2013, approximately 480 managers participated in the program where our corporate function heads served as instructors introducing company strategic development, operation process and policy. Ms. Katie Jin, our chief human officer, personally served as an instructor. In addition, we hired professional trainer to help the participants enhance their management skills.

        In 2013, we provided support to encourage self-development by employees, accelerate cultural integration and spread our culture. For example,

  •
  we provided funds for more than 300 employees to get certain technical skills certificates;

  •
  we established 10 libraries with round-the-clock self-service model; and

  •
  we had mentor programs to facilitate the growth of high-potential employees.

        As required by PRC laws and regulations, our PRC operating subsidiaries participate in various employee benefit plans that are organized by PRC municipal and provincial governments, including housing, pension, medical, unemployment, work-related injury and maternity benefit plans. We make monthly payments to these plans in respect of each employee of our PRC operating subsidiaries based on the employee's compensation.

        In recognition of our achievements in 2013, we have been awarded the following human resource professional awards:

  •
  China Best Employer, by Beijing Taihe Ruixin Enterprise Management Counsulting Co., Ltd.;

  •
  Top 100 China Best Employers, by ZhiLian ZhaoPin Co., Ltd.;

  •
  Best Employer, by www.51job.com;

  •
  Best Human Resource Team, by Human Resource Association for Chinese & Foreign Enterprises, Beijing; and

  •
  Best Employer, by International Human Resource Management Association.

        In addition, Mr. Chris Shuning Chen, our chairman, was awarded as one of the Most Socially Responsible Entrepreneurs in China, Mr. Tiak Koon Loh, our chief executive officer, the Annual Outstanding Managers in China, Ms. Katie Jin, our chief human officer, Human Resources Pioneer Awards, by Human Resources Management Association.

E.
Share Ownership

        The following table sets forth information as of February 28, 2014 with respect to the beneficial ownership of our common shares by:

  •
  each person known to us to own beneficially more than 5.0% of our common shares; and

  •
  each of our directors and executive officers.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of common shares beneficially owned by such person, including common shares such person has the right to acquire within 60 days after the date of this annual report, by (ii) the total number of common shares outstanding as of February 28, 2014 (including restricted shares to the extent that such restricted shares have voting power but excluding 3,912,133 shares held in brokerage accounts in our company's name or issued to the ADS depositary in anticipation of the vesting of options and restricted share units of our company granted under our share incentive plans) plus the number of common shares such person has the right to acquire within 60 days after the date of this annual report.

        Except as otherwise noted, the address of each person listed in the table is c/o Pactera Technology International Ltd., Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People's Republic of China.

	Common Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Chris Shuning Chen(1)	2,673,421	3.11%
Tiak Koon Loh(2)	1,967,389	2.30%
Jenny Lee(3)	3,433,896	3.95%
Terry McCarthy(4)	*	*
Venkatachalam Krishnakumar(5)	*	*
Ruby Rong Lu(6)	*	*
Samuelson S.M. Young(7)	*	*
May Tung(8)	*	*
David Lifeng Chen(9)	*	*
Helena Chen(10)	*	*
Jun Su(11)	*	*
Directors and Executive Officers as a Group	5,312,448	5.99%
Principal Shareholders:
Granite Global Ventures(12)	5,862,818	6.57%
DNB Asset Management AS(13)	7,220,542	7.97%
Pentwater Capital Management LP(14)	6,090,000	6.81%

*
Beneficially owns less than 1% of our common shares.

(1)
Represents 2,520,000 common shares (including certain common shares represented by ADSs) held by Button Software Ltd., a British Virgin Islands company, 3,014 ADSs held by Mr. Chris Shuning Chen and 141,250 common shares issuable upon exercise of options within 60 days after February 28, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after February 28, 2013 beneficially owned by Mr. Chris Shuning Chen directly or indirectly through Tairon Investment Limited, a British Virgin Islands company. Each of Button Software Ltd. and Tairon Investment Limited is ultimately owned by Mr. Chris Shuning Chen's family trust. Mr. Chen is the sole director of each of Button Software Ltd. and Tairon Investment Limited.

(2)
Represents 1,117,085 restricted shares, 684,683 common shares issuable upon exercise of options within 60 days from February 28, 2014, 146,551 common shares and 19,070 ADSs beneficially owned by Tiak Koon Loh directly or indirectly through Best Venture Technology Limited, a British Virgin Islands company. Best Venture Technology Limited, of which Mr. Tiak Koon Loh is the sole director, is wholly owned by Mr. Tiak Koon Loh.

(3)
Represents 2,131,095 common shares held by Granite Global Ventures II L.P., 44,602 ordinary shares held by GGV II Entrepreneurs Fund L.P., 1,217,491 ADSs held by Granite Global Ventures II L.P., 25,492 ADSs held by GGV II Entrepreneurs Fund L.P. and 15,216 common shares issuable upon exercise of options within 60 days after February 28, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after February 28, 2013 beneficially owned by Ms. Jenny Lee. The business address for Ms. Lee is Unit 3501, Phase 2 Shanghai IFC 8 Century Avenue, Pudong District, Shanghai 200120, People's Republic of China. See footnote 14 for additional discussion of these shares.

(4)
Represents common shares issuable upon exercise of options within 60 days after February 28, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after February 28, 2013 beneficially owned by Mr. Terry McCarthy. The business address for Mr. McCarthy is 18598 Twin Creeks Road Monte Sereno, CA 95030, the United States of America.

(5)
Represents common shares issuable upon exercise of options within 60 days after February 28, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after February 28, 2013 beneficially owned by Mr. Venkatachalam Krishnakumar. The business address for Mr. Krishnakumar is 28A Swetten Ham Road, Singapore 248126.

(6)
Represents common shares issuable upon exercise of options within 60 days after February 28, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after February 28, 2013 beneficially owned by Ms. Ruby Rong Lu. The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025, United States of America.

(7)
Represents common shares issuable upon exercise of options within 60 days after February 28, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after February 28, 2013 beneficially owned by Mr. Samuelson S.M. Young.

(8)
Represents common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after February 28, 2013 beneficially owned by Ms. May Tung. The business address for Ms. May Tung is 2 Exchange Square, 36/F, Central, Hong Kong.

(9)
Represents ADSs, common shares issuable upon exercise of options within 60 days after February 28, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after February 28, 2013 beneficially owned by Mr. David Lifeng Chen.

(10)
Represents common shares issuable upon exercise of options within 60 days after February 28, 2014 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after February 28, 2014 beneficially owned by Ms. Helena Chen.

(11)
Represents ADSs, common shares issuable upon exercise of options within 60 days after February 28, 2013 and common shares issuable pursuant to nonvested common shares that are to be vested within 60 days after February 28, 2013 beneficially owned by Mr. Jun Su.

(12)
Information regarding beneficial ownership is reported as of October 21, 2013. To the best of our knowledge, representing (i) 2,403,078 common shares held by Granite Global Ventures (Q.P.) L.P., (ii) 41,060 common shares held by Granite Global Ventures L.P., (iii) 2,131,095 common shares and 1,217,491 ADS (representing 1,217,491 common shares) held by Granite Global Ventures II L.P., and (iv) 44,602 common shares and 25,492 ADS (representing 25,492 common shares) held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures L.L.C. is the sole general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. As such, Granite Global Ventures L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Granite Global Ventures L.L.C. owns no securities of the Issuer directly. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. As such, Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock possess power to direct the voting and disposition of the shares owned by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock own no securities of the Issuer directly. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. As such, Granite Global Ventures II L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. As such, Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, and K. Ng own no securities of the Issuer directly. The registered address of each of Granite Global Ventures L.P., Granite Global Ventures II L.P., Granite Global Ventures (Q.P.) L.P. and GGV II Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(13)
Information regarding beneficial ownership is reported as of December 31, 2013. Based on the Schedule 13G/A filing with the SEC on February 5, 2014, representing 7,220,542 common shares in the form of ADSs beneficially owned by DNB Asset Management AS. The address of principal business office for DNB Asset Management AS is Dronning Aufemias Gate 30, Bygg M-12N, 0191 Oslo, Norway.

(14)
Information regarding beneficial ownership is reported as of December 31, 2013. Based on the Schedule 13G filing with the SEC on February 14, 2014, representing 6,090,000 common shares beneficially owned by Pentwater Capital Management LP. The address of principal business office for Pentwater Capital Management LP is 614 Davis Street Evanston, IL, 60201.

        As of February 28, 2014, to our knowledge, approximately 92.7% of our outstanding common shares, including approximately 76,068,365 common shares, in the form of ADSs, are beneficially owned by shareholders that are resident in the United States and 55 of the record holders of our common shares are resident in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

        Except as stated in the footnotes to the table above, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

        None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders as of the date of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the going private transaction as disclosed in "Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction."

Item 7.    MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

        Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.
Related Party Transactions

        Set forth below is a description of all of our related party transactions since the beginning of 2011.

Investors' Rights Agreement

        In connection with our sale of series A convertible redeemable preferred shares in July 2004, we and our then existing shareholders entered into an investors' rights agreement. In June 2006 and August 2007, this investors' rights agreement was amended and restated in connection with our sales of series B and series C convertible redeemable preferred shares. In March 2010, this investors' rights agreement was further amended and restated to reflect changes to our fifth amended and restated memorandum and articles of association, which was approved by a general shareholders' meeting held in December 2009. Under this current investors' rights agreement, these shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights and Form F-3 registration rights.

        The current investors' rights agreement provides that for three years following our initial public offering, we are required to deliver to each investor holding at least approximately 716,938 of our common shares after giving effect to the 13.9482-to-1 common share consolidation effected on November 9, 2012:

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

  •
  Dalian Borui had intended to purchase 40% equity interest in JBDK Company Limited from Haihui Dalian for cash consideration of $1.00 but the parties later cancelled the transaction; the investment had been fully written off as of December 31, 2005 as Haihui Dalian's share of JBDK Company Limited's losses had exceeded the investment cost, and JBDK Company Limited was liquidated;

  •
  A third party designated by Mr. Li purchased all the ownership interest in the Training Center, a wholly-owned subsidiary of Haihui Dalian, from Haihui Dalian for cash consideration of RMB0.8 million ($0.1 million);

  •
  Dalian Borui purchased certain properties from Haihui Dalian, including a building, land use rights and a car, for cash consideration of RMB10.9 million ($1.6 million);

  •
  Haihui Dalian has licensed its trademark "Haihui" (in Chinese character) to the Training Center for five years;

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

        In January 2008, Haihui Dalian, Pactera Dalian and Dalian Borui entered into a cooperation framework agreement regarding setting up a joint venture as the operating entity of a new software park in Dalian, of which Haihui Dalian and Dalian Borui hold 0.1% and 99.9% equity interest, respectively. Under the agreement, the joint venture will transfer a piece of land with a space of 50,000 square meters within the software park to Pactera Dalian at the transfer price of RMB20.0 million. Pactera Dalian and Haihui Dalian issued a notice to Dalian Borui in October 2008 to terminate the cooperation framework agreement due to the new company's failure to obtain the land use right according to the agreed timeline.

Agreement between Beijing Sunwin and Beijing Yunxiang

        In December 2011, Beijing Sunwin, our wholly-owned subsidiary, entered into a technology development agreement with Beijing Yunxiang, a PRC joint venture company in which Beijing Sunwin holds 50% equity interest. Pursuant to this agreement, Beijing Yunxiang agreed to develop the software with the function of monitoring, processing and analyzing planes' operational information for Beijing Sunwin, and Beijing Sunwin agreed to pay a consideration of RMB0.8 million (approximately $0.1 million) in installments, subject to development progress.

Going Private Transaction

        See "Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction."

Employment Agreements

        See "Item 6 Directors, Senior Management and Employees—C. Board Practices—Employment Agreements".

Share Incentives

        See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options and Other Share Awards Granted to Directors, Executive Officers and Employees."

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

        On October 5, 2012, the plaintiffs filed an action in the Superior Court of California, County of San Francisco against us and certain of our executive officers. The plaintiffs allege that they are the founders of Echo Lane, and became our employees after Echo Lane was acquired by us in 2010. The plaintiffs allege that we are liable to them for breach of contract and for fraud relating to the acquisition of Echo Lane. On November 9, 2012, this case was removed to the United States District Court for the Northern District of California. On February 15, 2013, the court issued an order requiring the plaintiffs to submit their claims to arbitration. On March 26, 2013, the plaintiffs filed an arbitration claim seeking an award of general and special damages, plus punitive damages, prejudgment interest, attorneys' fees and costs. Arbitration of this matter is presently scheduled for September of 2014. Our company intends to vigorously defend this claim. As of the date of this annual report, we cannot predict what amount, if any, may be recovered by the plaintiffs.

Dividend Policy

        Since our inception, we have not declared or paid any dividends on our common shares. Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under the terms of the agreement and plan of merger for the proposed going private transaction, we are not permitted to pay any dividends or repurchase any of our shares pending consummation of the proposed merger. For more information about the proposed going private transaction, see "Item4. Information on the Company—A. History and Development of the Company—Going Private Transaction." If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

        We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Each of our PRC subsidiaries is also required to set aside a certain amount of its after-tax profits each year, if any, to fund a staff welfare fund at the discretion of the board of directors of such subsidiaries. Also, each of our PRC subsidiaries which is a Chinese-foreign equity joint venture is required to set aside a certain amount of its after-tax profits each year, if any, to fund an enterprise expansion fund at the discretion of the board of directors of such subsidiaries. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was $170,284 and $185,913 as of

December 31, 2012 and 2013, respectively. The specific size of the staff welfare fund or enterprise expansion fund is at the discretion of the board of directors of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company's parent in the form of loans, advances or dividends. See "Item 3. Key Information. D. Risk Factors—Risks Related to China—Restrictions under PRC law on our PRC subsidiaries' ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses."

B.
Significant Changes

        We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.    THE OFFER AND LISTING

A.
Offering and Listing Details

Market Price Information for our American Depositary Shares

        Our ADSs have been listed on the Nasdaq Global Select Market (for periods from January 3, 2011) or the Nasdaq Global Market (for periods prior to January 3, 2011) since June 30, 2010. Between June 30, 2010 and November 9, 2012, our ADSs were traded under the symbol "HSFT". Shortly after the completion of our merger with VanceInfo on November 9, 2012, our ADSs have been traded under the symbol "PACT". Prior to November 9, 2012, each ADS represented 19 common shares. On November 9, 2012, to facilitate the completion of our merger with VanceInfo, we effected a 13.9482-to-1 common share consolidation and an ADS consolidation from one ADS representing 19 common shares to one ADS representing one common share, which effectively resulted in a 1:1.3622 split for our ADSs. For the period from June 30, 2010 to March 4, 2014, the trading price of our ADSs ranged from $4.95 to $34.00. The table below shows, for the periods indicated, the high and low trading prices on the Nasdaq Global Select Market (for periods from January 3, 2011) or the Nasdaq Global Market (for periods prior to January 3, 2011).

	Trading Price
	High	Low
Annual Highs and Lows
2010 (from June 30)	$33.47	$9.98
2011	$34.00	$8.02
2012	$16.43	$6.25
2013	$8.32	$4.95
Quarterly Highs and Lows
First Quarter 2012	$16.43	$9.26
Second Quarter 2012	$16.18	$12.03
Third Quarter 2012	$14.70	$10.11
Fourth Quarter 2012	$11.22	$6.25
First Quarter 2013	$8.32	$5.01
Second Quarter 2013	$7.07	$4.95
Third Quarter 2013	$7.02	$5.83
Fourth Quarter 2013	$7.18	$5.79
Monthly Highs and Lows
September 2013	$7.02	$5.83
October 2013	$7.14	$5.79
November 2013	$7.10	$6.96
December 2013	$7.18	$6.95
January 2014	$7.19	$7.05
February 2014	$7.24	$7.14
March 2014 (through March 4)	$7.21	$7.19

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

D.
Selling Shareholders

        Not applicable.

E.
Dilution

        Not applicable.

F.
Expenses of the Issue

        Not applicable.

Item 10.    ADDITIONAL INFORMATION

A.
Share Capital

        Not applicable.

B.
Memorandum and Articles of Association

        We incorporate by reference into this annual report the description of our sixth amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-170752) filed with the SEC on November 22, 2010, as amended by amendment No. 1 to the sixth amended and restated memorandum and articles of association contained in our current report on Form 6-K (File No. 001-34790) filed with the SEC on November 9, 2012 ("Amendment NO. 1"). Our shareholders adopted our sixth amended and restated memorandum and articles of association by unanimous resolution on May 11, 2010 (excluding the description relating to our share capital which has been amended by Amendment NO. 1) and adopted Amendment No. 1 by way of a special resolution passed on November 6, 2012 and effective as of November 9, 2012.

C.
Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information of the Company" or elsewhere in this annual report.

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

People's Republic of China Taxation

        We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The New EIT Law and its Implementation Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

        Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered to be PRC tax resident enterprises for tax purposes. That if we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

        The Implementation Rules of the New EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income.

        It is not clear how "domicile" may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10.0%.

        See "Item 3. Key Information.—D. Risk Factors—Risks Related to China—Under the New EIT Law, we may be classified as a "resident enterprise" of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders."

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2010 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

        See "Item 3. Key Information.—D. Risk Factors—Risks Related to China—The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy or your disposition of our common shares or ADSs."

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

        See "Item 3. Key Information.—D. Risk Factors—Risks Related to China—We may be subject to tax liability with respect to the merger with VanceInfo, which would materially and negatively affect our business and our results of operations."

Material United States Federal Income Tax Considerations

        Note: The material United States federal income tax consequences to United States Holders who exchange their ADSs for cash in the going private transaction (either pursuant to the merger agreement or the exercise of dissenter rights) are described in the section entitled "Special Factors—

Material U.S. Federal Income Tax Consequences" of the proxy statement attached to the transaction statement on Schedule 13E-3 (including amendments thereto) that we filed with the SEC relating to the going private transaction.

        The following discussion describes the material United States federal income tax consequences to United States Holders of the ownership of our common shares and ADSs. Except where noted, this discussion deals only with common shares and ADSs held as capital assets. As used herein, the term "United States Holder" means a beneficial owner of a common share or ADS that is for United States federal income tax purposes:

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

  •
  a partnership or other pass-through entity for United States federal income tax purposes; or

  •
  a person whose "functional currency" is not the United States dollar.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

  Taxation of Dividends

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of distributions paid to you on the ADSs or common shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable to you as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you for United States federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate United States Holders, certain dividends from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Since our ADSs are listed on the Nasdaq Global Select Market, United States Treasury Department guidance indicates that our ADSs are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. However, since our common shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. See "Item 10. Additional Information—
E. Taxation—People's Republic of China Taxation".

        Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

        Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

        In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or common shares. See "Item 10. Additional Information—E. Taxation—People's Republic of China Taxation." In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

  Passive Foreign Investment Company

        Based on the composition of our income and the composition and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2013 and we do not expect to become one in the future. However, there can be no assurance that we will not be a PFIC in 2014 or later years.

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

        If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC income and asset tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

        The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we determine the value of our assets by reference to the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC.

        If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as excess distributions. Under these special tax rules:

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

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on the Nasdaq Global Select Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the common shares are listed on the Nasdaq Global Select Market. Consequently, if you are a holder of common shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

        A United States investor in a PFIC generally can mitigate the consequences of the rules described above by electing to treat the PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

        You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or common shares and your reporting requirements if we are considered a PFIC in any taxable year.

  Taxation of Capital Gains

        For United States federal income tax purposes and subject to the discussion under "—Passive Foreign Investment Company" above, you will recognize taxable gain or loss on any sale or exchange of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

        You are urged to consult your tax advisor regarding the tax consequences to you if PRC tax is imposed on gain on a disposition of your common shares or ADSs, including any availability of a United States foreign tax credit in respect of such PRC tax in your particular circumstances.

  Reporting with Respect to Foreign Financial Assets

        Individuals who own "specified foreign financial assets" with an aggregate value in excess of $50,000 are required by Section 6038D of the Code to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. United States Holders who are individuals are urged to consult their tax advisors regarding the application of these reporting rules to their ownership of our ADSs or common shares.

  Information reporting and backup withholding

        In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

        You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC's regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC's Public Reference Room.

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

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  Foreign Exchange Risk

        We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of each of our subsidiaries are maintained in the subsidiary's respective local currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income under shareholders' equity. Transaction gains and losses are recognized in our statements of operations under general and administrative expenses.

        The majority of our revenues are generated in Renminbi, Japanese yen and U.S. dollars, while the majority of our costs are denominated in Renminbi. Accordingly, changes in exchange rates, especially relative changes in exchange rates among the Renminbi, Japanese yen and U.S. dollar, may have a material effect on our revenues, costs and expenses, gross margin and net income. Moreover, the relative value of assets and liabilities denominated in different currencies fluctuates along with changes in the exchange rates between those currencies. Considering the amount of our cash and cash equivalents as of December 31, 2013, a 1% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $1.2 million to our total cash and cash equivalents and a 1% change in exchange rates between the Japanese yen and the U.S. dollars would result in an increase or decrease of $0.1 million to our total cash and cash equivalents.

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

        We have in the past entered into a limited number of currency forward contracts, mainly as to Renminbi and Japanese yen to partially hedge our exposure to risks relating to fluctuations in the Renminbi-yen exchange rate, and we periodically review the need to enter into hedging transactions to protect against fluctuations in the Renminbi-yen and Renminbi-U.S. dollar exchange rates. These foreign currency forward contracts typically mature over a period of two to three months. We recorded a gain of $28,000 in 2011, a loss of $18,000 in 2012 and a gain of $3,000 in 2013 on account of currency forward contracts. We mark to market these contracts at the end of each reporting period and recognize the change in fair value in earnings immediately. As of December 31, 2013, we held foreign exchange forward contracts with an aggregate notional amount of approximately $1.8 million. As of December 31, 2013, the forward contracts had a fair value of $14,000.

  Interest Rate Risk

        Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. A 1% decrease in each applicable interest rate would deduct $0.7 million from our interest income in 2013. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

  Inflation

        Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

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

  Fee and other payments made by the depositary to us

        Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2013, we have received payment of $579,934, directly or indirectly, from the depositary in connection with the establishment and maintenance of the ADR program.

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None of these events occurred in any of the years ended December 31, 2011, 2012 and 2013.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modification to the Rights of Security Holders

        See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

        In July 2010, we completed our initial public offering, in which we offered and sold an aggregate of 121,600,000 common shares (approximately 8,717,971 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising $58.6 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 19,000,000 common shares (approximately 1,362,183 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs. Upon the exercise of the underwriters' option to purchase additional ADSs, we sold an aggregate of 16,371,673 common shares (approximately 1,173,748 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising an additional $7.9 million in net proceeds, before expenses, and certain of our shareholders sold an aggregate of 4,718,327 common shares (approximately 338,275 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs.

        The effective date of our registration statement on Form F-1 (File number: 333-167596) was June 29, 2010. Deutsche Bank Securities Inc., UBS AG, Citigroup Global Markets Inc., Cowen and Company, LLC and Thomas Weisel Partners LLC were the underwriters for the initial public offering of our ADSs.

        In December 2010, we completed our follow-on public offering, in which we offered and sold an aggregate of 9,500,000 common shares (approximately 681,091 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs, raising $12.4 million in net proceeds, before expenses, and several of our shareholders sold an aggregate of 99,750,000 common shares (approximately 7,151,460 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs. Upon the exercise of the underwriters' option to purchase additional ADSs, certain of our shareholders sold an aggregate of 14,250,000 common shares (approximately 1,021,637 common shares if retroactively adjusted to reflect the 13.9482-to-1 common share consolidation effected on November 9, 2012) in the form of ADSs. The effective date of our registration statement on Form F-1 (File number: 333-170752) was December 16, 2010. Deutsche Bank Securities Inc., UBS AG, Citigroup Global Markets Inc., BMO Capital Markets Corp and Oppenheimer & Co. Inc were the underwriters for the follow-on public offering of our ADSs.

        As of the date of this annual report, we used the net proceeds from our public offerings as follows,

  •
  approximately $ 22.8 million to make the payment for the campus building that we acquired in Wuxi,

  •
  approximately $8.6 million to make the payment for the office buildings that we constructed in Beijing in 2013, and

  •
  $ 30.0 million to repurchase our outstanding ADSs pursuant to a share repurchase program announced on December 21, 2012.

        We intend to use the net proceeds we received from our initial public offering and follow-on public offering that have yet to be applied as disclosed in our registration statements on Form F-1 (File numbers 333-167596 and 333-170752).

Item 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our interim chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act. Based on that evaluation, our chief executive officer and interim chief financial officer have concluded that, as of December 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our interim chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in "Internal Control-Integrated Framework" (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, has issued an attestation report on our internal control over financial reporting, which appears below.

Report of Independent Registered Public Accounting Firm

        To the Board of Directors and Shareholders of Pactera Technology International Ltd.

        We have audited the internal control over financial reporting of Pactera Technology International Ltd. and its subsidiaries (the "Group") as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule included in Schedule I as of and for the year ended December 31, 2013 of the Group and our report dated March 10, 2014 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule included in Schedule I.

  /s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

  Beijing, the People's Republic of China
  March 10, 2014

Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Terry McCarthy, Venkatachalam Krishnakumar and Samuelson S. M. Young, who are all independent directors, qualify as audit committee financial experts as defined in Item 16A of the instruction to Form 20-F. See "Item 6.—Directors, Senior Management and Employees—Directors and Senior Management."

Item 16B.    CODE OF ETHICS

        Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of the directors, officers, employees and advisors of the Company. Our code of business conduct and ethics is publicly available on our website at http://www.mzcan.com/canpanel/us/listco/PACT/images/Code_of_Business_Con duct_and_Ethics.pdf. We hereby undertake to provide to any person without charge, a copy of our code of ethics and code of conduct within ten working days after we receive such person's written request.

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2012	2013
Audit fees(1)	$1,525	$1,400
Audit-related fees(2)	—	—
Tax fees	21	139
All other fees	—	—

Total	$1,546	$1,539

(1)
"Audit fees" represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)
"Audit-related fees" means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees." Services comprising the fees disclosed under the category of "Audit-related fees" involve principally the issue of comfort letter, rendering of listing advice, and other audit-related services for the years ended December 31, 2012 and December 31, 2013.

          The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

Item 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADS Purchased(1)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(1)
January 1, 2013 - January 31, 2013	200	7.45	200	$29,998,505
February 1, 2013 - February 28, 2013	462,159	7.17	462,159	$26,675,833
March 1, 2013 - March 31, 2013	1,911,893	6.74	1,911,893	$13,756,077
April 1, 2013 - April 8, 2013	2,269,107	6.04	2,269,107	0
Total	4,643,359	6.44	4,643,359

(1)
Each of our ADS represents one common share.

(2)
Average price paid per ADS repurchased is the execution price.

(3)
We publicly announced a share repurchase program on December 21, 2012, pursuant to which we are authorized, but is not obligated, to repurchase up to $30 million worth of our outstanding ADSs at times within the next 12 months. This share repurchase program has been completed on April 8, 2013.

Item 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

Item 16G.    CORPORATE GOVERNANCE

        We are a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing one common shares, are listed on the Nasdaq Global Select Market, or Nasdaq. Under Section 5615 of the Nasdaq Listing Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq.

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

Item 18.    FINANCIAL STATEMENTS

        The following financial statements are filed as part of this annual report, together with the reports of the independent registered public accounting firm:

Item 19.    EXHIBITS

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-170752), as amended, initially filed with the Securities and Exchange Commission on November 22, 2010).
1.2	Amendment No. 1 to Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-34790), filed with the Securities and Exchange Commission on November 9, 2012).
2.1	Form of Common Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

Exhibit Number	Description of Document
2.2	Form of Common Share Certificate (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-34790), filed with the Securities and Exchange Commission on April 25, 2013).
2.3	Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
2.4	Amendment No. 1 to Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated by reference to Exhibit 99.A2 to our Registration Statement on Form F-6 (File No. 333-184697), filed with the Securities and Exchange Commission on November 1, 2012).
2.5	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
2.6	Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 99.A2 to our Registration Statement on Form F-6 (File No. 333-184697), filed with the Securities and Exchange Commission on November 1, 2012).
2.7	Second Amended and Restated Investor's Rights Agreement, dated August 17, 2007, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
2.8	Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated August 17, 2007, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
2.9	Third Amended and Restated Investor's Rights Agreement, dated March 15, 2010, among the Registrant and its shareholders party thereto (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
3.1	Voting Agreement, dated August 10, 2012, among the Registrant, Button Software Ltd., Tairon Investment Limited and Chris Shuning Chen (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K (File No. 001-33857), filed with the Securities and Exchange Commission on August, 13, 2012).
3.2	Voting Agreement, dated August 10, 2012, among VanceInfo Technologies Inc. and Tiak Koon Loh (incorporated by reference to Exhibit 99.3 to the current report of VanceInfo Technologies Inc. on Form 6-K (File No. 001-34790), filed with the Securities and Exchange Commission on August, 13, 2012).
3.3	Voting Agreement, dated August 10, 2012, among VanceInfo Technologies Inc., Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P., and GGV II Entrepreneurs Fund L.P. (incorporated by reference to Exhibit 99.4 to the current report of VanceInfo Technologies Inc. on Form 6-K (File No. 001-34790), filed with the Securities and Exchange Commission on August, 13, 2012).
4.1	HiSoft Technology International Limited Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

Exhibit Number	Description of Document
4.2	Form of Option Agreement (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.3	HiSoft Technology International Limited 2011 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F (File No. 001-34790), filed with the Securities and Exchange Commission on April 20, 2012).
4.4	Form of Nonqualified Stock Option Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F (File No. 001-34790), filed with the Securities and Exchange Commission on April 20, 2012).
4.5	Form of Restricted Stock Award Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 001-34790), filed with the Securities and Exchange Commission on April 20, 2012).
4.6	First Amendment to HiSoft Technology International Limited 2011 Equity Incentive Plan (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form S-8 (File No. 333-184896), filed with the Securities and Exchange Commission on November 13, 2012).
4.7	Form of Nonqualified Stock Option Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form S-8 (File No. 333-184896), filed with the Securities and Exchange Commission on November 13, 2012).
4.8	Form of Restricted Stock Award Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.8 to our Registration Statement on Form S-8 (File No. 333-184896), filed with the Securities and Exchange Commission on November 13, 2012).
4.9	Form of Restricted Stock Unit Award Agreement, under the HiSoft Technology International Limited 2011 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.9 to our Registration Statement on Form S-8 (File No. 333-184896), filed with the Securities and Exchange Commission on November 13, 2012).
4.10	VanceInfo 2005 Stock Plan dated as of November 3, 2005, as amended in April and May 2006, including form of Award Agreement (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1 (File no. 333-147601) of VanceInfo Technologies Inc. filed with the Securities and Exchange Commission on November 23, 2007).
4.11	VanceInfo Technologies Inc. 2007 Share Incentive Plan dated as of July 30, 2007, as supplemented and amended on August 1, 2007, including form of Award Agreement (incorporated by reference to Exhibit 10.2 from the Registration Statement on Form F-1 (File no. 333-147601) of VanceInfo Technologies Inc. filed with the Securities and Exchange Commission on November 23, 2007).
4.12	VanceInfo Financial Solutions Limited 2011 Share Incentive Plan, dated October 10, 2011 (incorporated by reference to Exhibit 4.23 to Annual Report of VanceInfo Technologies Inc, on Form 20-F (File No.001-33857) filed with the Securities and Exchange Commission on April 26, 2012).
4.13	Agreement and Plan of Merger, dated August 10, 2012, among HiSoft Technology International Limited, VanceInfo Technologies Inc. and Chemistry Merger Sub Inc. (incorporated by reference to Exhibit 99.1 to our current report on Form 6-K (File No. 001-34790), filed with the Securities and Exchange Commission on August, 13, 2012).

Exhibit Number	Description of Document
4.14	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.15	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.16	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F (File No. 001-34790), filed with the Securities and Exchange Commission on April 25, 2013).
4.17	Form of Director Agreement between the Registrant and its directors (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F (File No. 001-34790), filed with the Securities and Exchange Commission on April 25, 2013).
4.18	Third Amended Strategic Cooperation Agreement, dated January 23, 2008, among HiSoft Technology (Dalian) Co., Ltd., Dalian Haihui Sci-Tech Co., Ltd., and the current equity interest holders of Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.19	Third Amended Equity Acquisition Option Agreement, dated January 23, 2008, among HiSoft Technology (Dalian) Co., Ltd., Dalian Haihui Sci-Tech Co., Ltd., and the current equity interest holders of Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.20	Third Amended and Restated Voting Rights Agreement, dated January 23, 2008, among HiSoft Technology (Dalian) Co., Ltd., Dalian Haihui Sci-Tech Co., Ltd., and the current equity interest holders of Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.21	Binding Memorandum of Understanding, dated September 30, 2007, among the Registrant, Yuanming Li, Dalian Haihui Sci-Tech Co., Ltd. and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.22	Advisor Engagement Agreement, dated January 23, 2008, between Yuanming Li and the Registrant (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.23	Share Transfer Agreement, dated January 23, 2008, among Yuanming Li, all other former shareholders of Dalian Haihui Sci-Tech Co., Ltd., and the current shareholders of Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.24	Stock Transfer Agreement, dated January 23, 2008, among Yuanming Li, Dalian Borui Information Technology Co., Ltd., Dalian Haihui Sci-Tech Co., Ltd., HiSoft Technology (Dalian) Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).

Exhibit Number	Description of Document
4.25	Agreement concerning Change of the Promoter of Dalian Haihui Software Training Center, dated January 23, 2008, among Yuanming Li, Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.26	Land Use Rights Transfer Agreement, dated January 23, 2008, between Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.27	Building Purchase Agreement, dated January 23, 2008, between Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.28	Vehicle Purchase Agreement, dated January 23, 2008, between Dalian Borui Information Technology Co., Ltd. and Dalian Haihui Sci-Tech Co., Ltd. (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.29	Trademark License Agreement, dated January 23, 2008, between Dalian Haihui Sci-Tech Co., Ltd. and Dalian Haihui Software Training Center (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.30	Two Loan Agreements, dated January 23, 2008, between Yuanming Li and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.31	Deed of Share Charge, dated January 23, 2008, among Yuanming Li, Kaiki Inc. and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.32	Supplementary Agreement, dated March 28, 2008, among Yuanming Li, Dalian Haihui Sci-Tech Co., Ltd., HiSoft Technology (Dalian) Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.33	Dalian Property Lease Contract, dated April 30, 2010, between Finance Bureau of Dalian High-Tech Industrial Zone and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-167596), as amended, initially filed with the Securities and Exchange Commission on June 17, 2010).
4.34	Supplementary Agreement of Dalian Property Lease Contract, dated July 25, 2010, between Finance Bureau of Dalian High-Tech Industrial Zone and HiSoft Technology (Dalian) Co., Ltd. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (File No. 333-170752), as amended, initially filed with the Securities and Exchange Commission on November 22, 2010).

Exhibit Number	Description of Document
4.35	Agreement and Plan of Merger, dated as of October 17, 2013, by and among the Registrant, BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., BCP (Singapore) VI Cayman Merger Co. Ltd. (incorporated by reference to Exhibit (d)-(1) to Schedule 13E-3 on Form SC 13E-3 (File No. 005-85937), as amended, initially filed with the Securities and Exchange Commission on November 22, 2013).
4.36	Limited Guarantee dated October 17, 2013, by Blackstone Capital Partners (Cayman II) VI L.P. in favor of the Registrant (incorporated by reference to Exhibit (d)-(6) to Schedule 13E-3 on Form SC 13E-3 (File No. 005-85937), as amended, initially filed with the Securities and Exchange Commission on November 22, 2013)
8.1*	List of Significant Subsidiaries of the Registrant.
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Conyers Dill &Pearman (Cayman) Limited.
15.3*	Consent of Fangda Partners.
101.INS	XBRL Instance Document. **
101.SCH	XBRL Taxonomy Extension Schema Document. **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. **
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. **
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document. **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. **

*
Filed herewith.

**
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

Date: March 10, 2014

PACTERA TECHNOLOGY INTERNATIONAL LTD.
INDEX TO FINANCIAL STATEMENTS

PACTERA TECHNOLOGY INTERNATIONAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF PACTERA TECHNOLOGY INTERNATIONAL LTD.

        We have audited the accompanying consolidated balance sheets of Pactera Technology International Ltd., its subsidiaries, and its variable interest entity (collectively, the "Group") as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and related financial statement schedule based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pactera Technology International Ltd., its subsidiaries, and its variable interest entity as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2014 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
March 10, 2014

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$143,714	$148,518
Restricted cash	6,112	1,067
Term deposits	58,485	41,724
Short-term investment	1,765	—
Accounts receivable, net of allowance for doubtful accounts of $16,386 and $13,646 as of December 31, 2012 and 2013, respectively	230,693	246,450
Prepaid expenses and other current assets	28,495	18,662
Assets held for sale	—	2,589
Deferred tax assets—current	8,940	7,786

Total current assets	478,204	466,796

Equity method investment	250	318
Property, plant and equipment, net	67,607	95,831
Land use right	24,378	24,544
Intangible assets, net	55,303	44,612
Goodwill	102,659	102,222
Other assets	5,912	5,190
Deferred tax assets—non-current	3,293	5,364

TOTAL ASSETS	$737,606	$744,877

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$3,117	$3,750
Accrued expenses and other payables	103,044	121,758
Contingent acquisition consideration payable—current	31,519	23,456
Income taxes payable	13,530	16,373
Other taxes payable	11,531	14,462
Deferred tax liability—current	411	352

Total current liabilities	163,152	180,151

Contingent acquisition consideration payable—non-current	19,900	4,039
Unrecognized tax benefits—non-current	969	969
Deferred tax liability—non-current	11,261	9,445

TOTAL LIABILITIES	195,282	194,604

Commitments and contingencies (Note 21)
Equity:
Pactera Technology International Ltd. shareholders' equity:
Common shares ($0.00139482 par value; 120,000,000 shares authorized; 88,312,068 and 85,503,321 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	123	119
Additional paid-in capital	502,748	497,391
Share issuable in connection with business acquisition	1,537	2,503
Statutory reserve	16,900	19,765
Retained earnings	897	5,869
Accumulated other comprehensive income	18,780	24,626

Total Pactera Technology International Ltd. shareholders' equity	540,985	550,273

Non-controlling interest	1,339	—

Total equity	542,324	550,273

TOTAL LIABILITIES AND EQUITY	$737,606	$744,877

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2011	2012	2013
Revenues	$223,095	$358,642	$672,873
(Business tax)/business tax refund	(4,106)	389	(2,854)

Net revenues	218,989	359,031	670,019
Cost of revenues	142,427	234,602	476,496

Gross profit	76,562	124,429	193,523

Operating expenses
General and administrative	38,533	89,875	136,863
Selling and marketing	16,924	27,741	46,706
Impairment of trademarks and trade names	—	5,515	—
Impairment of assets held for sale	—	—	266
Change in fair value of contingent consideration	1,824	(659)	(1,164)

Total operating expenses	57,281	122,472	182,671

Income from operations	19,281	1,957	10,852

Other income
Interest expense	(102)	(70)	(27)
Interest income	2,979	3,685	2,220
Exchange losses	(2,070)	(1,042)	(616)
Gain on disposal of variable interest entity	—	—	305
Change in fair value of foreign currency forward contract	28	(18)	3

Total other income	835	2,555	1,885

Income before income tax expense and earnings in equity method investment	20,116	4,512	12,737
Income tax expense	(1,718)	(1,210)	(4,968)

Income before earnings in equity method investment	18,398	3,302	7,769
Earnings in equity method investment	—	23	68

Net income	18,398	3,325	7,837
Net income attributable to non-controlling interest	(497)	(735)	—

Net income attributable to Pactera Technology International Ltd.	$17,901	$2,590	$7,837

Net income per share attributable to Pactera Technology International Ltd. shareholders
Basic	$0.44	$0.05	$0.10
Diluted	$0.42	$0.05	$0.09

Weighted average shares used in calculating net income per share
Basic	40,596,429	47,547,307	81,942,795
Diluted	42,956,291	49,444,160	84,953,046

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2011	2012	2013
Net income	$18,398	$3,325	$7,837
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	5,738	2,460	5,846

Comprehensive income	24,136	5,785	13,683
Less: Comprehensive income attributable to non-controlling interest	(497)	(742)	—

Comprehensive income attributable to
Pactera Technology International Ltd.	$23,639	$5,043	$13,683

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Pactera Technology International Ltd. shareholders
					Shares to be issued in connection with business acquisition
	Common shares						(Accumulated deficit) Retained earnings	Accumulated other comprehensive income
			Treasury stock	Additional paid-in capital		Statutory reserve				Non- controlling interest	Total equity
	Shares	Amount							Total
Balance as of January 1, 2011	41,536,412	$58	$—	$176,517	$—	$3,778	$(15,990)	$10,589	$174,952	$—	$174,952
Issuance of common shares for share-based compensation	1,075,406	2	—	—	—	—	—	—	2	—	2
Repurchase of common shares	(2)	—	—	—	—	—	—	—	—	—	—
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	909	909
Share option exercise	—	—	—	4,235	—	—	—	—	4,235	—	4,235
Share-based compensation	—	—	—	5,656	—	—	—	—	5,656	—	5,656
Vesting of nonvested shares award	108,251	—	—	—	—	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	2,875	(2,875)	—	—	—	—
Net income	—	—	—	—	—	—	17,901	—	17,901	497	18,398
Foreign currency translation adjustments	—	—	—	—	—	—	—	5,738	5,738	—	5,738

Balance as of December 31, 2011	42,720,067	60	—	186,408	—	6,653	(964)	16,327	208,484	1,406	209,890
Issuance of common share for share based compensation	2,150,814	3	—	11	—	—	—	—	14	—	14
Issuance of common shares as a result of merger
of equals with VanceInfo	43,441,188	60	—	326,718	—	—	—	—	326,778	—	326,778
Balance brought forward from VanceInfo as a result of the merger	—	—	—	(11,407)	619	9,518	—	—	(1,270)	1,270	—
Stock option exercise	—	—	—	1,933	—	—	—	—	1,933	—	1,933
Repurchase of common shares	(1)	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	11,125	—	—	—	—	11,125	—	11,125
Dividend distribution	—	—	—	—	—	—	—	—	—	(1,181)	(1,181)
Acquisition of non-controlling interest	—	—	—	(12,040)	—	—	—	—	(12,040)	(898)	(12,938)
Shares issuable in connection with business acquisition	—	—	—	—	918	—	—	—	918	—	918
Provision for statutory reserve	—	—	—	—	—	729	(729)	—	—	—	—
Net income	—	—	—	—	—	—	2,590	—	2,590	735	3,325
Foreign currency translation adjustments	—	—	—	—	—	—	—	2,453	2,453	7	2,460

Balance as of December 31, 2012	88,312,068	123	—	502,748	1,537	16,900	897	18,780	540,985	1,339	542,324
Repurchase of common shares	(4,643,359)	—	(29,907)	(93)	—	—	—	—	(30,000)	—	(30,000)
Cancellation of common shares and treasury stock	(379,278)	(4)	18,678	(18,674)	—	—	—	—	—	—	—
Reissuance of treasury stock for share based compensation	1,743,359	—	11,229	(11,229)	—	—	—	—	—	—	—
Issuance of common share for business acquisition	319,556	—	—	2,464	(2,464)	—	—	—	—	—	—
Disposal of variable interest entity	—	—	—	(71)	—	—	—	—	(71)	—	(71)
Stock option exercise	—	—	—	4,201	—	—	—	—	4,201	—	4,201
Vesting of nonvested shares award	150,975	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	23,000	—	—	—	—	23,000	—	23,000
Vesting of nonvested shares of a subsidiary	—	—	—	(1,363)	—	—	—	—	(1,363)	1,363	—
Acquisition of non-controlling interest	—	—	—	(3,592)	—	—	—	—	(3,592)	(2,702)	(6,294)
Shares issuable in connection with business acquisition	—	—	—	—	3,430	—	—	—	3,430	—	3,430
Provision for statutory reserve	—	—	—	—	—	2,865	(2,865)	—	—	—	—
Net income	—	—	—	—	—	—	7,837	—	7,837	—	7,837
Foreign currency translation adjustments	—	—	—	—	—	—	—	5,846	5,846	—	5,846

Balance as of December 31, 2013	85,503,321	$119	$—	$497,391	$2,503	$19,765	$5,869	$24,626	$550,273	$—	$550,273

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income	$18,398	$3,325	$7,837
Adjustments to reconcile net income to net cash provided
by operating activities:
Allowance for doubtful accounts	477	5,153	343
Loss on disposals of property, plant and equipment	37	103	4,788
Depreciation	4,400	6,850	13,670
Change in fair value of foreign currency forward contract	(28)	18	(3)
Amortization of intangible assets	2,677	6,058	10,434
Amortization of land use right	—	71	509
Impairment of trademarks and trade names	—	5,515	—
Impairment of assets held for sale	—	—	266
Gains on disposal of variable interest entity	—	—	(305)
Earnings in equity method investment	—	(23)	(68)
Non-cash interest income	(34)	—	—
Share-based compensation expenses	5,656	11,064	22,858
Change in fair value of contingent consideration	1,824	(659)	(1,164)
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable	(12,405)	(12,278)	(12,635)
Prepaid expenses and other current assets	(2,565)	(1,374)	(3,085)
Other assets	2,170	(697)	495
Accounts payable	216	(3,459)	2,742
Accrued merger related cost	—	8,465	(8,405)
Accrued privatization related cost	—	—	5,514
Accrued expenses and other payables	3,185	8,723	13,143
Income taxes payable	390	1,615	3,659
Other taxes payable	394	2,636	2,856
Deferred taxes	(469)	(4,781)	(2,617)

Net cash provided by operating activities	24,323	36,325	60,832

Cash flows from investing activities:
Purchase of term deposits	(75,283)	(1,908)	—
Maturity of term deposits	53,602	—	16,762
Purchase of short-term investment	—	(1,764)	—
Maturity of short-term investment	—	—	1,765
Purchase of property, plant and equipment	(7,691)	(5,600)	(9,414)
Purchase of building and property	—	(15,633)	(18,298)
Payment of success fee related to business acquisition	(450)	—	—
(Increase) decrease in restricted cash	(836)	(3,022)	5,048
Payments for business acquisitions (net of cash acquired of $457, $1,482 and nil in 2011, 2012 and 2013, respectively)	(7,716)	(9,554)	(3,921)
Cash received from merger with VanceInfo	—	31,717	—

Net cash used in investing activities	(38,374)	(5,764)	(8,058)

PACTERA TECHNOLOGY INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted) (Continued)

	Years ended December 31,
	2011	2012	2013
Cash flows from financing activities:
Repayment of short-term bank borrowings	(40,000)	(477)	—
Proceeds from issuance of common shares for share-based compensation	5,291	1,988	4,414
Capital contribution from non-controlling interest	909	—	—
Deferred and contingent consideration paid for business acquisitions	(11,710)	(3,047)	(22,661)
Payment of principal amount under capital lease obligations	(136)	—	—
Repurchase of common shares	—	—	(30,000)

Net cash used in financing activities	(45,646)	(1,536)	(48,247)

Effect of exchange rate changes	3,660	833	277

Net (decrease) increase in cash and cash equivalents	(56,037)	29,858	4,804
Cash and cash equivalents at beginning of year	169,893	113,856	143,714

Cash and cash equivalents at end of year	$113,856	$143,714	$148,518

Supplemental information on non-cash investing and financing activities:
Shares issuance for business acquisition	$—	$326,778	$2,464
Payable for business acquisition	$18,552	$51,419	$27,495
Payable for construction of building	$—	$—	$5,120
Dividend distribution	$—	$1,181	$—

Supplemental cash flow information:
Interest paid	$69	$—	$—
Income taxes paid	$1,458	$4,278	$4,742

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

        Pactera Technology International Ltd. ("Pactera International" or the "Company", formerly known as Hisoft Technology International Limited) was incorporated in the Cayman Islands on May 27, 2004 as the holding company for a group of companies. Pactera International and its subsidiaries (collectively the "Group") provide outsourced information technology services primarily in the People's Republic of China (the "PRC"), Hong Kong, the United States of America ("U.S."), Asia South, Europe, and Japan.

        On November 9, 2012, in connection with the completion of the merger of equals with VanceInfo Technologies Inc. ("VanceInfo"), a listed company on NYSE providing outsourced information technology services, the Company changed its name to "Pactera Technology International Ltd.". VanceInfo was delisted from NYSE immediately after the merger with the Group. According to the merger agreement dated August 10, 2012 ("Merger Agreement"), the Company and the shareholders of VanceInfo each owned approximately 50% of the combined company. Each outstanding common share of VanceInfo was exchanged for the right to receive one common share of the Company and each American Depositary Share ("ADS") of VanceInfo, each of which represents one common share, was exchanged for the right to receive one ADS of the Company.

        Immediately prior to the merger of equals, the Company effected a 13.9482 to 1 common share consolidation and changed the ratio of the Company's ADSs representing common share from one ADS for nineteen common shares to one ADS for one common share. As a result, the shares data and the basic and diluted net income per share were adjusted retroactively for all periods presented.

  The VIE arrangement

        In July 2004, Pactera International entered into a series of contractual arrangements with the Group's VIE, Hisoft Technology (Dalian) Co., Ltd. ("Hisoft Dalian") in Dalian, PRC. The contractual agreements provide the Group with the power to direct the activities that most significantly affects the economic performance of the Hisoft Dalian and enable the Group to receive the substantial economic benefits of the Hisoft Dalian. Such contractual agreements enable us to (1) receive substantially all of the economic benefit from Hisoft Dalian; (2) have an exclusive option to purchase all or part of the equity interest in Hisoft Dalian at a nominal price or the minimum price permitted under applicable laws; and (3) have the power to direct the activities that most significantly affect the economic performance of Hisoft Dalian.

        The business operation and revenue of Hisoft Dalian were minimal in year 2011 and 2012 and the assets and liabilities are insignificant. The revenue of Hisoft Dalian in year 2011 and 2012 was nil and nil. Its total assets and total liabilities as of December 31, 2012 were $312 and $642, respectively.

        The Company terminated the above-mentioned contractual agreements in July 2013, thus the Group neither has power to direct the activities that most significantly affects the economic performance of Hisoft Dalian nor receives the substantial economic benefits of Hisoft Dalian. Thereafter, Hisoft Dalian does not constitute a VIE of the Group, and a gain on disposal of Hisoft Dalian of $305 was recognized for the year ended December 31, 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

        As of December 31, 2013, the Company's subsidiaries are as follows:

  Subsidiaries

Subsidiaries	Later of date of incorporation or acquisition	Place of incorporation	Percentage of legal ownership
Pactera Technology Japan Co., Ltd. ("Pactera Japan")	August 1, 2002	Japan	100%
DMK International, Inc. ("DMK International")	September 4, 2003	U.S.	100%
Dalian Pactera Technology Limited ("Pactera Dalian") (formerly known as HiSoft Technology (Dalian) Co., Ltd.)	July 27, 2004	PRC	100%
Pactera Systems (Hong Kong) Limited ("Pactera Systems Hong Kong")	October 12, 2005	Hong Kong	100%
Shenzhen Pactera Systems Limited ("Pactera Shenzhen Systems")	November 9, 2005	PRC	100%
HiSoft Services (Beijing) Limited ("HiSoft Beijing")	November 10, 2005	PRC	100%
Pactera Technologies NA, Inc. ("Pactera NA")	December 31, 2006	U.S.	100%
Chengdu Pactera Technology Limited ("Pactera Chengdu") (formerly known as HiSoft Technology (Chengdu) Co., Ltd.)	April 4, 2007	PRC	100%
Pactera Singapore Pte. Ltd. ("Pactera Singapore") (formerly known as Hisoft Technology (Singapore) Pte Ltd.)	December 1, 2007	Singapore	100%
Wuxi Pactera Technology Limited ("Pactera Wuxi") (formerly known as Wuxi HiSoft Services Limited)	January 8, 2009	PRC	100%
AllianceSPEC Pte. Ltd. ("AllianceSPEC")	December 1, 2009	Singapore	100%
Wuxi Pactera Technology Training Limited ("Wuxi Training Center") (formerly known as Wuxi Hisoft Technology Training Co,. Ltd.)	December 25, 2009	PRC	100%
Beijing Horizon Information & Technology Co., Ltd. ("Horizon Information")	February 1, 2010	PRC	100%
Insurance Systems Laboratory Co., Ltd. ("ISL")	July 1, 2010	Japan	100%
Beijing Pactera Jinxin Technology Limited ("Pactera Jinxin") (formerly known as HiSoft Jinxin Technology (Beijing) Co., Ltd.)	January 26, 2011	PRC	100%
NouvEON Technology Partners, Inc. ("NouvEON")	July 1, 2011	U.S.	100%
Shanghai HURO Digital Technology Co., Ltd. ("HURO")	October 1, 2011	PRC	100%
Pactera Holdings Spain, S.L. (formerly known as Logoscript International S.L.) and its subsidiaries ("Pactera Spain")	February 1, 2012	Spain	100%
Beijing Pactera Glorycube Technology Limited ("Glory") (formerly known as Beijing GloryCube Technology Co., Ltd.)	June 1, 2012	PRC	100%
Bearing Point Holdings Pty. Limited and its subsidiaries ("Bearing Point")	July 1, 2012	Australia	100%

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Subsidiaries	Later of date of incorporation or acquisition	Place of incorporation	Percentage of legal ownership
Shenzhen Pactera Information Limited ("Pactera Shenzhen Information") (formerly known as HiSoft Technology (Shenzhen) Co., Ltd.	May 11, 2012	PRC	100%
VanceInfo Technologies Inc. ("VanceInfo")	November 9, 2012	Cayman Islands	100%
Pactera Technology Limited ("Pactera Beijing") (formerly known as VanceInfo Creative Software Technology Limited)	November 9, 2012	PRC	100%
Pactera Technology Limited ("Pactera BVI")	November 9, 2012	BVI	100%
Pactera Technologies Inc. ("Pactera US")	November 9, 2012	U.S.	100%
Pactera (Hong Kong) Limited ("Pactera Hong Kong")	November 9, 2012	Hong Kong	100%
Shanghai Pactera Technology Limited ("Pactera Shanghai Technology") (formerly known as Shanghai VanceInfo Technologies Limited)	November 9, 2012	PRC	100%
VanceInfo Technologies Limited ("VanceInfo Tianjin")	November 9, 2012	PRC	100%
Shanghai Pactera Software Technology Limited ("Pactera Shanghai") (formerly known as Shanghai VanceInfo Creative Software Technology Limited)	November 9, 2012	PRC	100%
Pactera Malaysia Inc. Sdn. Bhd. ("Pactera Malaysia")	November 9, 2012	Malaysia	100%
Shenzhen Pactera Technology Limited ("Pactera Shenzhen") (formerly known as Shenzhen VanceInfo Creative Software Technology Limited)	November 9, 2012	PRC	100%
Nanjing Pactera Technology Limited ("Pactera Nanjing") (formerly known as Nanjing VanceInfo Creative Software Technology Limited)	November 9, 2012	PRC	100%
TP Teleservices Limited ("TP Teleservices")	November 9, 2012	Hong Kong	100%
TP (Hong Kong) Limited ("TP Hong Kong")	November 9, 2012	Hong Kong	100%
TP Consultants Limited ("TP Consultants")	November 9, 2012	Hong Kong	100%
TP (Taiwan) Limited ("TP Taiwan")	November 9, 2012	Hong Kong	100%
TP Software Technology (Shanghai) Co., Ltd. ("TP Shanghai")	November 9, 2012	PRC	100%
Pactera Financial Service Limited ("Pactera Financial Services") (formerly named "Link Result Limited")	November 9, 2012	Hong Kong	100%
Pactera Data Service (Shanghai) Limited ("Pactera Data") (formerly known as VanceInfo Data Service (Shanghai) Limited)	November 9, 2012	PRC	100%
Beijing Viatt Information Technology Co., Ltd. ("Beijing Viatt")	November 9, 2012	PRC	100%
Lifewood Technology Limited ("Lifewood Technology")	November 9, 2012	Hong Kong	100%
Lifewood Data Technology Limited ("Lifewood Data")	November 9, 2012	Hong Kong	100%

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Subsidiaries	Later of date of incorporation or acquisition	Place of incorporation	Percentage of legal ownership
Lifewood Data Technology (Dongguan) Limited ("Lifewood Dongguan")	November 9, 2012	PRC	100%
Pactera Technologies Australia Pty Ltd ("Pactera Australia") (formerly known as VanceInfo Technologies Australia Pty. Ltd.)	November 9, 2012	Australia	100%
Beijing Data Pioneer Information Technology Co., Ltd. ("Beijing DPC")	November 9, 2012	PRC	100%
Beijing Kang Pu Wei Century Information Technology Co., Ltd. ("Beijing KPW")	November 9, 2012	PRC	100%
VanceInfo Singapore Pte. Ltd. ("VanceInfo Singapore")	November 9, 2012	Singapore	100%
Pactera Financial Solutions Limited ("Pactera Financial Solutions")	November 9, 2012	BVI	100%
Beijing Sunwin Corporation Limited ("Sunwin")	November 9, 2012	PRC	100%
Beijing Pactera Airsoft Technology Limited ("Pactera Airsoft") (formerly known as Beijing VanceInfo Airsoft Technology Ltd.)	November 9, 2012	PRC	100%
Suzhou VanceInfo Creative Software Technology Limited ("VanceInfo Suzhou")	November 9, 2012	PRC	100%
Wuxi Pactera Outsourcing Service Limited ("Pactera Outstanding")	May 10, 2013	PRC	100%
Pactera Technology (Mauritius) Limited ("Pactera Mauritius")	August 20, 2013	Mauritius	100%

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

        The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

  Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and have original maturities of three months or less when purchased.

  Term deposits

        The Group's term deposits are classified as held-to-maturity and carried at amortized cost. The term deposits mature within one year from the contractual dates and are subject to penalty for early redemption before their maturity.

  Short-term investments

        Short-term investments comprise marketable debt securities, which are classified as held-to-maturity as the Group has the positive intent and ability to hold the securities to maturity. All of the Group's held-to-maturity securities are stated at their amortized costs and classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year.

        The Group reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group's intent and ability to hold the investment, in determining if impairment is needed.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Assets held for sale

        The Group considers property, plant and equipment to be assets held for sale when all of the following criteria are met: i) a formal commitment to a plan to sell a property was made and exercised; ii) the property is available for sale in its present condition; iii) actions required to complete the sale of the property have been initiated; iv) sale of the property is probable and the Group expects the completed sale will occur within one year; v) the property is actively being marketed for sale at a price that is reasonable given its current market value; and vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Upon designation as an asset held for sale, the Group records each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and the Group ceases depreciation.

  Concentration risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Group places their cash and cash equivalents and restricted cash with authorized financial institutions, which refer to (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. The credit risk on cash and cash equivalent and restricted cash is limited because the counterparties are banks with high credit ratings. The Group conducts credit evaluations of its clients and generally does not require collateral or other security from them. The maximum exposure to credit risk is represented by their carrying amounts in the consolidated balance sheet.

        Details of customers accounting for 10% or more of net revenues were as follows:

	Years ended December 31,
	2011	%	2012	%	2013	%
Client A	17,826	8	29,772	8	69,530	10
Client B	23,928	11	26,582	7	38,512	6

        Details of customer accounting for 10% or more of accounts receivable were as follows:

	Years ended December 31,
	2012	2013
Client C	31%	18%

  Equity method investment

        Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

        The Group reviews the long-term investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred. An impairment loss is recognized in earnings equal to the amount of the investment's carrying amount in excess of its fair value at the assessment date. The fair value of the investment would then become the new cost basis of the investment.

  Property, plant and equipment, net

        Property, plant and equipment, net, are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the following estimated useful lives:

Building	30 years
Furniture, fixtures and electronic equipment & software	3 – 5 years
Transportation equipment	5 years
Leasehold improvements	Shorter of useful life
of the asset or the lease term

  Land use right

        All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may grant the right to the enterprise to use the land for a specified period of time. Land use right is stated at cost less accumulated amortization. Amortization is provided over the contractual term of the land use right on a straight-line basis.

  Intangible assets

        Acquired intangible assets, other than goodwill, are initially measured and recorded at their fair values. Subsequently, the trade name with indefinite life is stated at cost less impairment loss and other acquired intangible assets with definite life are stated at cost less accumulated amortization and impairment loss. Customer base and customer relationship are amortized using the estimated attrition pattern. Other acquired intangible assets are amortized using the straight-line method. The estimated economic lives are as follows:

Customer base and customer relationship	3 – 6.8 years
Non-compete agreement	1 – 5 years
Contract backlog	0.5 – 2.14 years
Trade name	1 year – Indefinite
Trademark	1 – 2 years
Software Technology	4 – 5 years

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Impairment of long-lived assets with definite lives

        The Group evaluates the recoverability of long-lived assets, including property, plant and equipment and intangible assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

  Impairment of goodwill and indefinite-lived intangible assets

        Goodwill and intangible assets with indefinite useful lives are not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that they might be impaired.

        The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Absent from any impairment indicators, the Group performs its annual impairment test on December 31 each year, following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

        The Group has determined that the Group's certain trade names do not have determinable useful lives. Consequently, the carrying amounts of these trade names are not subject to amortization but are tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Revenue recognition

        The Group enters into sales contractual arrangements related to its technology outsourcing services. For each contract, revenues are recognized in accordance with an authoritative pronouncement regarding revenue recognition issued by Financial Accounting Standards Board ("FASB") and when all of the following criteria are met: persuasive evidence of sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectability is reasonably assured.

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

        Reimbursable out-of-pocket expenses and material costs are recognized as revenues when billed.

        For the years ended December 31, 2011, 2012 and 2013, details of net revenues breakdown by contract type were as follows:

	Years ended December 31,
	2011	2012	2013
Time-and-material	$175,115	$282,615	$543,062
Fixed-price	43,874	76,416	126,957

Total	$218,989	$359,031	$670,019

  Value added tax ("VAT")

        The Company's PRC subsidiaries are subject to value-added tax at a rate of 17% on revenues from product sales and services and are paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under other taxes payable.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program is to be phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang and Hubei starting from September 1, 2012, October 1, 2012, October 1, 2012, November 1, 2012, November 1, 2012, December 1, 2012, December 1, 2012 and December 1, 2012. Since August 2013, this tax pilot program had been expanded to the remaining areas within China. As a result, from August 1, 2013 the Company's PRC subsidiaries are subject to VAT at the rates, 6% or 3%.

  Business tax

        The Company's subsidiaries in the PRC are subject to business tax of 5% and related surcharges on the revenues earned from providing services. Business tax is recorded as a reduction in revenues when incurred, and the outstanding balance has been recorded in other taxes payable.

  Government subsidies

        Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Group receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Group records government subsidies as deductions of the related expenses when there is no further performance obligation. Total government subsidies amounted to $2,744, $13,334 and $11,326 for the years ended December 31, 2011, 2012 and 2013, respectively, and were included in general and administrative expenses and cost of revenues.

  Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

  Capital leases

        Capital leases are recorded as an asset and an obligation at an amount equal to the present value, at the beginning of lease term, of minimum lease payments during the lease term, or if lower, the fair value of the leased assets. The assets are amortized over the useful lives of the assets, or if shorter, the lease term. Lease payments are allocated between a reduction of the obligation and interest expense so as to produce a consistent periodic rate of interest on the remaining balance of the obligation.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

  Foreign currency translation

        The functional and reporting currency of the Company is the United States dollar ("U.S. dollar").

        The financial records of the Company's subsidiaries and VIE located in the PRC, Japan, the U.S., Hong Kong, Singapore, Australia and Spain are maintained in their local currencies, the Renminbi ("RMB"), Japanese Yen ("Yen"), U.S. dollar, Hong Kong Dollar ("HK$"), Singapore Dollars ("SN$"), Australia Dollar ("AU$") and Euro Dollar ("Euro"), respectively, which are also the functional currencies of these entities.

        Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended December 31, 2011, 2012 and 2013, foreign currency exchange losses were $2,070, $1,042 and $616, respectively.

        The entities with functional currency other than U.S. dollar translate their operating results and financial position into the U.S. dollar, the Group's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income.

        The exchange losses have been reclassified from operating expenses to other income in the consolidated financial statement to conform with the presentation of the financial statements for the year ended December 31, 2013.

  Comprehensive income

        Comprehensive income for the year includes net income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income.

  Financial instruments

        Financial instruments include cash and cash equivalents, restricted cash, term deposits, short-term investment, accounts receivable and accounts payable. The carrying values of cash and cash equivalents,

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

restricted cash, term deposits, accounts receivable and accounts payable approximate their fair values due to short-term maturities.

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

  Level 2

        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. Fair value of foreign currency forward contracts is discussed in Note 15.

  Level 3

        Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        Fair value of acquired assets and contingent consideration is discussed in Note 15.

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

        The Group had stock options and potentially issuable common shares whose issuance is contingent upon the satisfaction of certain conditions in connection with business acquisitions, which could

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

potentially dilute basic net income per share. To calculate the number of shares for diluted net income per share, the effect of stock options is computed using the treasury stock method.

  Share-based compensation

        Share-based payment transactions with employees, such as stock options, are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs, net of expected forfeitures, using the graded vesting method over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

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

        Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

        Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in the consolidated statements of operations.

  Recent accounting pronouncements not yet adopted

        In March 2013, the FASB issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

        For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

        In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this Accounting Standards Updates ("ASU") is to eliminate diversity in practice resulting from a lack of guidance on this topic in current US GAAP.

        The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

        This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Recent accounting pronouncements adopted

        In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP.

        The new amendments will require an organization to:

  •
  Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income—but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

  •
  Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

        The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group adopted this pronouncement on January 1, 2013 which did not have a significant impact on its consolidated financial statements.

3. ACQUISITIONS

(a)
Beans

  On January 1, 2011, the Group acquired substantially all of the business and assets of Beans ("Beans"), a Singapore-based research and development service provider. The total consideration of $2,042 consists of:

  •
  Cash consideration of $574 in cash paid upon closing; and

  •
  Contingent consideration valued at $1,468 based on financial performance of Beans in fiscal year 2012.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful lives
Intangible assets acquired:
Customer relationship	$927	6 years
Goodwill	1,115

Total	$2,042

Total consideration	$2,042

  The Group believes that the acquisition would strengthen its service capability and market position in Singapore.

(b)
Business team of China-based IT service firms

  On February 1, 2011, the Group acquired a business team from certain China-based IT service firms ("Business Team") that provide IT consulting services to clients in the financial services industry.

  The total cash consideration of $2,500 was paid in July 2011.

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful lives
Intangible assets acquired:
Contract backlog	$287	0.9 year
Customer relationship	666	4.9 years
Goodwill	1,547

Total consideration	$2,500

  The Group believes that the acquisition will expand the Group's business in financial industry and increase the Group's geographic presence and service offerings in China.

  The results of operations of the Business Team have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose.

  The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of Business Team assuming that the acquisition occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Year ended December 31, 2011
(Unaudited)
Net revenues	$219,197
Net income	17,715
Net income per share
—Basic	$0.44

—Diluted	$0.41

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

(c)
NouvEON

  On July 1, 2011, the Group acquired 100% equity interest in NouvEON, a U.S.-based IT consulting services firm. The estimated purchase price was $14,160, consisting of:

  •
  Cash consideration of $6,757 to be paid in 2011; and

  •
  Contingent consideration estimated at $7,403 based on financial results of NouvEon from July 1, 2011 to June 30, 2013.

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful lives
Net liabilities assumed:
Current assets	$830
Current liabilities	(1,879)

Total	$(1,049)

Intangible assets acquired:
Customer relationship	3,300	4 years
Trademark	2,900	Indefinite
Backlog	283	1 year
Goodwill	10,930
Deferred tax liability	(2,204)

Total	$15,209

Total consideration	$14,160

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  The Group believes that NouvEON's value-driven expertise and tailored solutions combined with their strong domain expertise in financial services will greatly benefit the Group and the Group's global client base.

  The results of operations of NouvEON have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose.

  The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of NouvEON assuming that the acquisition occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Year ended December 31, 2011
(Unaudited)
Net revenues	$225,390
Net income	17,260
Net income per share
—Basic	$0.43

—Diluted	$0.40

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

  •
  Cash consideration of $3,282 to be paid in 2011 and 2012; and

  •
  Contingent consideration estimated at $4,011 based on financial results of HURO from October 1, 2011 to September 30, 2014.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent valuer, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful lives
Net tangible assets:
Current assets	$4,375
Current liabilities	(3,825)

Total	$550

Intangible assets acquired:
Customer relationship	1,339	5 years
Contract backlog	856	1 year
Trade name	1,425	Indefinite
Non-compete agreement	359	5 years
Goodwill	3,361
Deferred tax liability	(597)

Total	$6,743

Total consideration	$7,293

  The Group believes that the acquisition will expand the Group's business in financial industry and increase the Group's geographic presence and service offerings in China.

  The results of operations of HURO have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose.

  The following unaudited pro forma information summarizes the results of operations of the Group, including the acquisition of HURO assuming that the acquisition occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Year ended December 31, 2011
(Unaudited)
Net revenues	$222,856
Net income	17,514
Net income per share
—Basic	$0.43

—Diluted	$0.41

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

(e)
Logoscript

  In February 2012, the Group acquired 100% interest in Logoscript International S.L., a Spain-based software localization and technical translation services provider and its subsidiaries based in Spain, Brazil and Portugal. Logoscript International S.L. and its subsidiaries are hereinafter referred to as "Logoscript".

  The estimated purchase price was $1,399, consisting of:

  •
  Cash consideration of $1,158 to be paid in 2012; and

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)
Net revenues	$222,836	$359,352
Net income	17,458	2,553
Net income per share
—Basic	$0.43	$0.05

—Diluted	$0.41	$0.05

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

(f)
Longhaul

  In March 2012, the Group acquired substantially all of the business and assets of Shenzhen Longhaul Information Technology Ltd., or Longhaul, a China-based SAP consulting services company, which mainly provides SAP implementation and maintenance services in China.

  The estimated purchase price was $1,494, consisting of:

  •
  Cash consideration of $772 to be paid in May 2012; and

  •
  Contingent consideration estimated at $722 based on the financial performance of Longhaul from March 1, 2012 to December 31, 2014.

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired as of the date of acquisition as follows:

		Estimated useful lives
Intangible assets acquired:
Customer relationship	190	3.5 years
Contract backlog	27	0.25 year
Non-compete agreement	262	4 years
Goodwill	1,015

Total	$1,494

Total consideration	$1,494

  The business purpose of this acquisition is to acquire the team's specialized knowledge of SAP, and related contracts and customers to enhance the Group's ability to expand into the SAP service market in China.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  The results of operations of Longhaul have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The amounts of revenue and earnings of the acquired business since the acquisition date are not separately presented because the acquired business' operation has been integrated into the Group's business after the transaction was completed.

  The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)
Net revenues	$220,733	$359,322
Net income	17,858	2,583
Net income per share
—Basic	$0.44	0.05

—Diluted	$0.42	0.05

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

(g)
Glory

  In June 2012, the Group acquired 100% equity interest in Beijing GloryCube Technology Co., Ltd., or Glory, a China-based IT service firm that specialized in CRM system design and implementation in the financial industry in China.

  The estimated purchase price was $6,616, consisting of:

  •
  Cash consideration of $3,061 to be paid in 2012; and

  •
  Contingent consideration estimated at $3,555 based on the financial performance of Glory from June 1, 2012 to March 31, 2014.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful lives
Net tangible assets:
Current assets	$1,465
Current liabilities	(1,879)

Total	$(414)

Intangible assets acquired:
Customer relationship	959	5 years
Contract backlog	530	1 year
Trade name	2,149	Indefinite
Non-compete clause	225	5 years
Goodwill	3,746
Deferred tax liability	(579)

Total	$7,030

Total consideration	$6,616

  The Group believes that the acquisition will expand the Group's business in the financial industry in China and increase the Group's geographic presence and service offerings.

  The results of operations of Glory have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree's operation has been integrated into the Group's business after the transaction was completed.

  The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)
Net revenues	$223,225	$360,796
Net income	18,050	2,652
Net income per share
—Basic	$0.44	$0.06

—Diluted	$0.42	$0.05

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

(h)
Bearing Point

  In July 2012, the Group acquired 100% equity interest in Bearing Point Holding Pty. Limited and its subsidiaries (hereinafter refer to as "Bearing Point"), a IT consulting services provider based in Australia.

  The estimated purchase price was $7,465, consisting of:

  •
  Cash consideration of $3,601 to be paid upon closing; and

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

		Estimated useful lives
Net tangible assets:
Assets	$6,729
Liabilities	(5,180)

Total	$1,549

Intangible assets acquired:
Customer relationship	1,845	5 years
Trade name	512	2 years
Goodwill	4,266
Deferred tax liability	(707)

Total	$5,916

Total consideration	$7,465

  The Group believes that the acquisition will expand the Group's business in Asia South and increase the Group's geographic presence and service offerings.

  The results of operations of Bearing Point have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree's operation has been integrated into the Group's business after the transaction was completed.

  The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)
Net revenues	$238,002	$368,538
Net income	17,690	2,484
Net income per share
—Basic	$0.44	$0.05

—Diluted	$0.41	$0.05

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

(i)
Newton

  In August 2012, the Group acquired 100% equity interest in Newton Technology Limited ("Newton"), a system developer under Java platform based in Japan.

  The estimated purchase price was $1,464, consisting of:

  •
  Cash consideration of $1,241 to be paid upon closing; and

  •
  Contingent consideration estimated at $223 based on the financial performance of Newton from August 1, 2012 to June 30, 2014.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful lives
Net tangible assets:
Assets	$936
Liabilities	(465)

Total	$471

Intangible assets acquired:
Acquired software	168	5 years
Contract backlog	3	0.5 year
Customer relationship	434	5 years
Goodwill	557
Deferred tax liability	(169)

Total	$993

Total consideration	$1,464

  The acquired software has been written-off as of December 31, 2012 because the Group decided not to actively use it in its future operations.

  The Group believes that the acquisition will expand the Group's business in Japan and increase the Group's geographic presence and service offerings.

  In November 2012, all the business and assets of Newton were transferred to Pactera Japan. Accordingly, Newton was closed down prior to the end of year 2012.

  The results of operations of Newton have been included in the consolidated financial statements from the acquisition date. The acquired goodwill is not deductible for tax purpose. The amounts of revenue and earnings of the acquiree since the acquisition date are not separately presented because the acquiree's operation has been integrated into the Group's business after the transaction was completed.

  The following unaudited pro forma information summarizes the results of operations of the Group, as if the acquisition had occurred as of January 1, 2011. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)
Net revenues	$221,197	$360,319
Net income	17,425	2,313
Net income per share
—Basic	$0.43	$0.05

—Diluted	$0.41	$0.05

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

(j)
Acquisition of non-controlling interest in Pactera Jinxin

  In December 2010, HiSoft Beijing and five third party individuals entered into an agreement to form Pactera Jinxin in which HiSoft Beijing and the five individuals own 60% and 40% of the total equity interest, respectively. In connection with the company formation, HiSoft Beijing and the five individuals injected $1,364 and $909, respectively to incorporate Pactera Jinxin, a PRC company engaged in providing outsourcing business to the banking and insurance industries in China.

  In October 1, 2012, HiSoft Beijing acquired the 40% of the equity interest from the non-controlling shareholders of Pactera Jinxin with a total consideration of $12,938, of which $1,203 and $9,278 were paid in 2012 and 2013, respectively. The remaining consideration of $2,457 is expected to be paid in 2014 subject to the Pactera Jinxin's financial performance for the year ended December 31, 2013.

(k)
VanceInfo

  On November 9, 2012, the Group completed the merger of equals with VanceInfo, a listed company on New York Stock Exchange ("NYSE") that provides outsourced information technology services. According to the Merger Agreement, Hisoft and VanceInfo shareholders each owned approximately 50% of the combined company at the transaction closing. The merger was accounted for as a business combination using the purchase method with the Company treated as the accounting acquirer.

  The total consideration was calculated based on the fair value of the shares issued in connection with the merger, including shares issued in exchange for vested VanceInfo stock options and restricted share units ("RSU").

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  The total consideration was calculated below:

Issuance of common shares	42,517
Closing price on transaction date	$7.49

Stock consideration	$318,451
Fair value of vested VanceInfo stock options and RSU	8,327

Total consideration	$326,778

  The purchase price allocation of the transaction, determined by the Group with the assistance of an independent appraiser, was allocated to assets acquired and liabilities assumed as of the date of acquisition as follows:

		Estimated useful lives
Net tangible assets:
Assets	$319,072
Liabilities	(81,715)

Total	$237,357

Intangible assets acquired:
Customer relationship	11,540	4 – 6 years
Trade name	27,840	2 years – indefinite
Software technology	2,290	4 – 5 years
Contract backlog	910	2 years
Non-compete agreement	1,400	1 – 4 years
Goodwill	54,407
Deferred tax liability	(8,966)

Total	$89,421

Total consideration	$326,778

  The fair values of the intangible assets were determined using the "cost", "income approach-excess earnings", "with and without" and "relief from royalty" valuation methods. In performing the purchase price allocation, the Company considered, among other factors, forecasted financial performance of the acquired business and market performance of the acquired business in China.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

  is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2011	2012
	(Unaudited)	(Unaudited)
Net revenues	$502,126	$673,266
Net income/(loss)	39,532	1,807
Net income/(loss) per share
—Basic	$0.47	$0.02

—Diluted	$0.45	$0.02

  The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with finite lives, associated with the acquisition. There are no nonrecurring pro forma adjustments directly attributable to the business combination.

(l)
Acquisition of non-controlling interest in Pactera Financial Solutions

  As a result of the merger of equals with VanceInfo, the Group has a subsidiary named Pactera Financial Solutions Limited ("Pactera Financial Solutions"). Under the previous contractual agreement between VanceInfo and Pactera Financial Solutions, VanceInfo granted 33.3% equity interest or 1,000,000 common shares of Pactera Financial Solutions in the form of nonvested shares to key employees for their continuing employment.

  On January 1, 2013, the Group acquired 33.3% of the equity interest in Pactera Financial Solutions held by the key employees with a total consideration of $6,294, of which $2,773 were paid in cash and $227 were paid through vested nonvested shares. The remaining consideration $3,294 is subject to the Pactera Financial Solutions' financial performance for the years ending December 31, 2013 through 2015.

(m)
Other acquisitions

  The Group also made following acquisitions during the years ended December 31, 2011:

1
On April 1, 2011, the Group acquired substantially all of the business and assets of iConnect ("iConnect Business"), a U.S.-based development and testing services provider, with consideration of:

  •
  Cash consideration of $400 to be paid upon closing;

  •
  Contingent consideration of $306 paid in 2011.

2
On April 1, 2011, the Group acquired substantially all of the business and assets of Shanghai Yuetong ("Shanghai Yuetong Business"), a China-based development and testing services provider, with consideration of:

  •
  Cash consideration of $600 to be paid upon closing;

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3. ACQUISITIONS (Continued)

    •
    Contingent consideration of $459 paid in 2012.

3
On June 1, 2011, the Group acquired substantially all of the business and assets of Ascent ("Ascent Business"), a China-based professional technical training services provider, with consideration of:

  •
  Cash consideration of $245 to be paid upon closing;

  •
  Contingent consideration of up to $227 based on the financial performance of Ascent Business from July 2011 to June 2014.

4. RESTRICTED CASH

        The balance of restricted cash of $6,112 and $1,067 as of December 31, 2012 and 2013, respectively, consisted of the following:

1
$808 and $94 as of December 31, 2012 and 2013, respectively, were deposit of forward foreign currency exchange transactions are considered restricted;

2
$648 and $657 as of December 31, 2012 and 2013, respectively, were deposit of Letter of Guarantee for a project;

3
$210 and $203 as of December 31, 2012 and 2013, respectively, were used to secure bank letter of guarantee for facility rentals in Singapore and Spain;

4
$2,812 and $83 as of December 31, 2012 and 2013, respectively, were deposits of bank bills;

5
$1,605 and nil as of December 31, 2012 and 2013, respectively, were pledged deposit for short-term bank loan. This pledged deposit was subsequently released in January 2013; and

6
$29 and $30 as of December 31, 2012 and 2013, respectively, were deposits to secure commercial card issued by bank.

5. SHORT-TERM INVESTMENT

        Short-term investment is the held-to-maturity securities purchased in December 2012. As of December 31, 2012, the Company's held-to-maturity securities carried at amortized cost of $1,765. The held-to-maturity securities are not allowed to be redeemed early before its maturity. The carrying amounts of the held-to-maturity securities approximate their fair value due to their short-term nature, which are within one-year maturity period. The short-term investment was matured in year 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

6. ACCOUNTS RECEIVABLE

        Accounts receivable, net consists of:

	As of December 31,
	2012	2013
Billed receivable	$106,882	$98,421
Unbilled receivable	140,197	161,675

	247,079	260,096
Less: Allowance for doubtful accounts	16,386	13,646

	$230,693	$246,450

        Revenue in excess of billings is recorded as unbilled receivable and included in accounts receivable. These amounts become billable according to the contract terms.

        Movement of the allowance for doubtful accounts is as follows:

	As of December 31,
	2011	2012	2013
Balance at the beginning of the year	$3,698	$4,002	$16,386
Balance brought forward from VanceInfo	—	10,197	—
Allowance for doubtful accounts	477	5,153	343
Write-off	(388)	(2,751)	(2,978)
Foreign currency translation adjustments	215	(215)	(105)

Balance at the end of the year	$4,002	$16,386	$13,646

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2012	2013
Prepaid rent and other prepaid expenses	$8,467	$11,258
Advances to suppliers	2,449	2,969
Deposits	1,213	2,031
Accrued interests receivable	793	717
Advances to employees	1,055	680
Prepayment for building and property	13,283	—
Other current assets	1,235	1,007

Total	$28,495	$18,662

        Prepayment for building and property as of December 31, 2012 was for the purchase of a facility in Wuxi State Hi-Tech Zone, which represented approximately 60% of the total purchase consideration. The remaining consideration of $9,004 was paid in July 2013. The total prepayment for Wuxi facility was transferred to property, plant and equipment as of December 31, 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

8. ASSETS HELD FOR SALE

        On December 27, 2013, the Group and Chinasoft International Limited and its affiliates ("Chinasoft") entered into several agreements, under which the Group would sell the Huawei related certain uncompleted business contracts and property, plant and equipment and leases, procured the transfer of relevant project teams to ChinaSoft, and agreed that the Group will not provide similar services to Huawei in coming two years. The details of the transaction are disclosed in Note 23 (b). As a part of the transaction, the Group would sell certain property, plant and equipment with net carrying values of $2,855. The transaction was completed in January 2014. These assets were written down to $2,589, the estimated fair value less estimated cost to sell and were classified as assets held for sale as of December 31, 2013. A loss from impairment of assets held for sale of $266 was recognized in year ended December 31, 2013.

9. PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2012	2013
Construction in progress	$36,797	$—
Building	—	76,458
Furniture, fixtures, electronic equipment and software	47,591	45,320
Transportation equipment	2,281	2,245
Leasehold improvements	25,209	15,849

	111,878	139,872
Less: Accumulated depreciation	44,271	44,041

	$67,607	$95,831

        Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were $4,400, $6,850 and $13,670, respectively.

10. GOODWILL

        The changes in the carrying amount of goodwill during the years ended December 31, 2012 and 2013 are as follows:

	As of December 31
	2012	2013
Balance at the beginning of the year	$37,348	$102,659
Goodwill acquired in business acquisitions	64,785	—
Foreign currency translation adjustments	526	(437)

Balance at the end of the year	$102,659	$102,222

        As of December 31, 2012, the Group determined it had two reporting units after the merger of equals with VanceInfo on November 9, 2012. Subsequent to the merger of equals with VanceInfo, the Group embarked on an integration process. In the early 2013, the integration process of former

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

10. GOODWILL (Continued)

VanceInfo and HiSoft had been completed as the Group had successfully integrated the financial system, business groups, and other support departments. As a result, the management determined that the Group had one reporting unit as of December 31, 2013.

        The Group performs its annual impairment test for goodwill on December 31 of each year. Based on the results of the impairment test, there is no impairment charge for the years ended December 31, 2011, 2012 and 2013, respectively.

11. INTANGIBLE ASSETS

        Intangible assets and their related accumulated amortization as of December 31, 2012 and 2013 were as follows:

	Contract backlog	Customer base and customer relationship	Trade name	Trademark	Non-compete agreement	Software technology	Total
Balance as of January 1, 2012	$790	$8,964	$2,073	$3,026	$345	$—	$15,198
Acquisition	1,470	15,200	29,989	513	1,887	2,459	51,518
Amortization	(1,611)	(3,400)	(428)	(157)	(225)	(237)	(6,058)
Impairment	—	—	(2,836)	(2,679)	—	—	(5,515)
Foreign currency translation adjustments	3	54	84	9	10	—	160

Balance as of December 31, 2012	652	20,818	28,882	712	2,017	2,222	55,303
Amortization	(572)	(5,420)	(2,590)	(694)	(682)	(476)	(10,434)
Foreign currency translation adjustments	1	(279)	22	(18)	17	—	(257)

Balance as of December 31, 2013	$81	$15,119	$26,314	$—	$1,352	$1,746	$44,612

Gross carrying amount
Balance as of December 31, 2012	$3,143	$26,390	$29,388	$877	$2,246	$2,459	$64,503
Balance as of December 31, 2013	$3,143	$26,390	$29,388	$877	$2,246	$2,459	$64,503

Accumulated amortization
Balance as of December 31, 2012	$2,491	$5,572	$506	$165	$229	$237	$9,200
Balance as of December 31, 2013	$3,062	$11,271	$3,074	$877	$894	$713	$19,891

        The Group recorded amortization expenses of $2,677, $6,058 and $10,434 in 2011, 2012 and 2013, respectively.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

11. INTANGIBLE ASSETS (Continued)

        The Group expects to record amortization expenses of $8,666, $6,824, $5,414, $3,837 and $4,028 for the year 2014, 2015, 2016, 2017, 2018 and thereafter, respectively.

        Consequential to the merger of equals with VanceInfo, the Group has written down the trademarks and trade names of $5,515 for the year ended December 31, 2012 as management determined not to use certain trademarks and trade names after the merger.

12. LONG-TERM INVESTMENT

Equity method investment

        In February 2012, VanceInfo acquired 100% equity interest in Sunwin, a China-based company providing IT consulting and solutions to companies in Chinese airline industry. Sunwin has a 50% equity interest in a PRC joint venture company, Beijing Yunxiang Weiye Information Technology Co., Ltd. Such equity interest was also acquired as part of the merger with VanceInfo. The investment has been recorded using the equity method of accounting because the Group has the ability to exercise significant influence over the operating and financing activities of the investee but does not have control over it.

        The investment earnings generated from the equity method investment for the years ended December 31, 2011, 2012 and 2013 were nil, $23 and $68, respectively.

13. LAND USE RIGHT

        The land use right was acquired as a result of the merger with VanceInfo. The Group recorded the land use right at fair value of $24,393 at the acquisition date as a part of the purchase price allocation and amortizes the cost of land use right on a straight-line basis over the remaining useful life of 49 years.

        The Group recorded amortization expenses of nil, $71 and $509, respectively, for the years ended December 31, 2011, 2012 and 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14. ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31,
	2012	2013
Employee payroll and welfare payables	$47,697	$56,008
Accrued other operating expenses	6,074	12,501
Other employee welfare payables	9,148	9,307
Subcontractors fees	7,507	8,525
Advance from customers	7,662	5,546
Accrued privatization related cost	—	5,514
Amounts payable for construction of building	—	5,120
Accrued merger related cost	12,290	3,886
Advance from transfer of
certain outsourcing business (Note 23)	—	3,764
Accrued professional fees	2,136	2,345
Accrued travel expenses	2,262	1,192
Accrued rental expenses	2,815	949
Government grant payable	42	796
Deferred revenue	632	385
Amount due to a related party	136	—
Other payable	4,643	5,920

Total	$103,044	$121,758

        Accrued other operating expenses mainly comprised of accrued employee related reimbursement expenses and other accrued operating expenses.

        Accrued merger related costs as of December 31, 2012 and 2013 were mainly related to the severance costs payable, professional fee payables to the third-parties service organizations and rental termination payable to the lessors with VanceInfo.

        Accrued privatization related costs as of December 31 2013 was mainly related to the professional fee payables to the third party service organizations in relation to the going private transaction as disclosed in Note 23 (a).

15. FAIR VALUE

(a)
Assets and liabilities measured at fair value on a recurring basis

  The Group measured its financial assets and liabilities, including cash equivalents, term deposits, restricted cash, short-term investment, accounts receivable, accounts payable, foreign currency forward contracts and contingent consideration on a recurring basis as of December 31, 2012 and 2013. Cash equivalents, term deposits, restricted cash and short-term investment are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable and accounts payable approximate their fair values due to their short-term maturity.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15. FAIR VALUE (Continued)

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

  As of December 31, 2012 and 2013, the fair value of foreign currency forward contracts, which amounted to $8 and $14, respectively, is recorded in prepaid expenses and other current assets. During the years of 2011, 2012 and 2013, gains and losses on the foreign currency forward contracts are recognized in the consolidated statements of operations.

  Details of the outstanding foreign currency forward contracts as of December 31, 2012 and 2013 were as follows:

	As of December 31,
	2012	2013
Settlement currency in:
U.S. dollar of entity with functional currency in RMB
Notional contract amount (U.S. dollar)	$1,800	$1,800

  Contingent consideration

  The contingent consideration in connection with the acquisitions of Beans, NouvEON, HURO, Logoscript, Longhaul, Glory, Bearing Point, Newton, Pactera Jinxin, Beijing DPC, Pactera Australia, Lifewood, Beijing Viatt, TP, Sunwin and Pactera Financial Solutions determined at fair value based on, among other factors, forecast financial performance of the acquired business, and discount rate (Level 3 inputs).

  The Group estimates and records the acquisition date estimated fair value of contingent consideration as part of purchase price consideration for acquisitions. Additionally, at the end of each reporting period, the Group calculates the changes in the fair value of contingent consideration, and recognizes such changes in the consolidated statements of operations.

  An increase in the earn-out expected to be paid will result in a charge to operations in the period that the anticipated fair value of contingent consideration increases, while a decrease in the earn-out expected to be paid will result in a credit to operations in the period that the anticipated fair value of contingent consideration decreases. The estimate of the fair value of contingent consideration requires subjective assumptions to be made of future operating results, discount rates, and timing of earn-out payments. Future revisions to these assumptions could materially change the estimate of the fair value of contingent consideration and, therefore, materially affect the Group's future financial results.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15. FAIR VALUE (Continued)

  The fair value measurement of the contingent consideration encompasses the following significant unobservable inputs:

Unobservable Inputs	Range
Estimated contingent consideration payments	$32 – $4,045
Discount rate	1.55% – 11.70%
Timing of cash flows	0.17 – 2.17 years

  The following table summarizes the movement of the Group's contingent consideration measured at fair value on recurring basis for the year ended December 31, 2013:

Contingent consideration as of January 1, 2012	$18,552
Assumed from the merger with VanceInfo	16,775
Increase in contingent consideration as a result of business acquisitions	20,355
Less: Payments made during 2012	(3,047)
Shares issuable in connection with business acquisition	(918)
Add: Changes in fair values	(659)
Foreign currency translation adjustments	361

Contingent consideration as of January 1, 2013	$51,419
Increase in contingent consideration as a result of business acquisitions	3,294
Less: Cash payments made during 2013	(22,661)
Settlement by issuance of common shares	(3,203)
Add: Changes in fair values	(1,164)
Foreign currency translation adjustments	(190)

Contingent consideration as of December 31, 2013	$27,495

Including
Current portion of contingent consideration	$23,456
Non-current portion of contingent consideration	$4,039

	Fair Value Measurement at Reporting Date Using
Description	December, 31 2012	Quoted Prices in Active Market for Identical Liabilities	Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Contingent consideration	$(51,419)	—	$—	$(51,419)
Foreign currency forward contracts	8	—	8	—

Total	$(51,411)	—	$8	$(51,419)

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15. FAIR VALUE (Continued)

	Fair Value Measurement at Reporting Date Using
Description	December, 31 2013	Quoted Prices in Active Market for Identical Liabilities	Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Contingent consideration	$(27,495)	—	$—	$(27,495)
Foreign currency forward contracts	14	—	14	—

Total	$(27,481)	—	$14	$(27,495)

(b)
Assets and liabilities measured at fair value on a nonrecurring basis

  The Group's financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities in connection with business acquisitions based on Level 3 inputs.

  The Group measured the fair value of the purchased intangible assets using the "income approach—relief from royalty" and "income approach—excess earnings" valuation methods. These acquired intangible assets are considered Level 3 assets and liabilities because the Group used unobservable inputs, such as forecast financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets and liabilities. In 2012, an impairment loss of $5,515 was recognized for certain trade names as the Company decided not to use these brands after the merger with VanceInfo.

  The fair value was determined using models with significant unobservable inputs, Level 3 inputs, primarily the discounted future cash flow. Goodwill, other intangible assets and equity method investment are measured at fair value on a non-recurring basis and they are recorded at fair value only when impairment is recognized.

  The fair value measurements of the intangible assets encompass the following significant unobservable inputs:

Unobservable Inputs	Range
Estimated net revenues	$1,400 – $30,316
Royalty savings	2% – 4%
Discount rate	16%
Timing of cash flows	1 – 2 years

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16. INCOME TAXES

        The current and deferred components of income tax expense are as follows:

	Years ended December 31,
	2011	2012	2013
Current tax expense
—PRC and Hong Kong	$968	$5,295	$5,404
—Japan	78	41	61
—U.S.	330	10	299
—Singapore	1,006	670	515
—Australia	—	91	1,239
—Europe	—	—	67

	2,382	6,107	7,585

Deferred tax expense (benefit)
—PRC and Hong Kong	(881)	(2,070)	(293)
—Japan	(42)	(102)	(802)
—U.S.	241	(2,486)	(1,181)
—Singapore	18	(81)	(276)
—Australia	—	(155)	226
—Europe	—	(3)	(291)

	(664)	(4,897)	(2,617)

Income tax expense	$1,718	$1,210	$4,968

  Cayman Islands

        Pactera International and VanceInfo are tax-exempted companies incorporated in the Cayman Islands and are not subject to tax on income or capital gains.

  British Virgin Islands

        Pactera BVI and Pactera Financial Solutions are exempted from income tax in the British Virgin Islands where they were incorporated.

  Hong Kong

        Pactera Systems Hong Kong, Pactera Hong Kong, TP Teleservices, TP Hong Kong, TP Consultants, TP Taiwan, Pactera Financial Service, Lifewood Technology and Lifewood Data were established in Hong Kong and subject to the Hong Kong profit tax rate at 16.5% for the years ended December 31, 2011, 2012 and 2013.

  Japan

        Pactera Japan and ISL were established in Japan and are subject to Japanese income taxes at 42%.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16. INCOME TAXES (Continued)

  Singapore

        Pactera Singapore, AllianceSPEC and VanceInfo Singapore are subject to Singapore income taxes at the rate of 17%.

  The United States

        DMK International, Pactera NA, NouvEON, and Pactera US were established in the United States and are subject to the U.S. federal income taxes at gradual rates from 15% to 39% and state income taxes of 6%, 8.84%, 6.9% and 8.84%, respectively.

  Spain

        Pactera Spain was established in Spain and subject to the Spanish income tax at the rate of 30%.

  Australia

        Bearing Point and Pactera Australia were established in Australia and subject to corporate income tax at 30%.

  Malaysia

        Pactera Malaysia was established in Malaysia and subject to corporate income tax at 25%.

  Mauritius

        Pactera Mauritius was established in Mauritius and subject to corporate income tax at 15%.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16. INCOME TAXES (Continued)

  PRC

        The preferential tax rates, which are rates enjoyed by the PRC entities of the Group, different from the statutory rates of 25% for the years ended December 31, 2011, 2012 and 2013 are presented in the following table.

Subsidiaries	0%	10%	12.5%	15%
Pactera Dalian(1)(9)	—	2011 – 2013	—	—
Pactera Shenzhen Systems(3)	—	—	—	2011 – 2013
Pactera Chengdu(1)	—	—	—	2011 – 2013
HiSoft Beijing(1)	—	—	—	2011 – 2013
Pactera Wuxi(2)	2011	—	2012 – 2013	—
HURO(1)	—	—	—	2011 – 2013
Pactera Jinxin(1)	—	—	—	2012 – 2013
Glory(1)	—	—	—	2011 – 2013
Pactera Beijing(4)	—	2011 – 2012	—	2013
Pactera Nanjing(5)	—	—	2011 – 2013	—
Pactera Shenzhen(6)	2011	2013	2012	—
Beijing DPC(7)	—	—	—	2011 – 2013
Pactera Shanghai(8)	—	2011 – 2012	—	2013
Sunwin(1)	—	—	—	2012 – 2013

(1)
The "High and New Technology Enterprise" (the "new HNTE") status obtained by Pactera Dalian, Pactera Chengdu, HiSoft Beijing, HURO and Glory in 2011, while Pactera Jinxin and Sunwin in 2012, under the Enterprise Income Tax Law (the "EIT Law") effective on January 1, 2008, are valid for three years and qualifying entities can re-apply for an additional three years provided their business operations continue to qualify for the new HNTE status.

(2)
Pactera Wuxi was certified as software enterprise in 2010. Starting from 2010, Pactera Wuxi is entitled to a two-year tax exemption followed by a three-year of 50% deduction of its income tax.

(3)
In 2010, Pactera Shenzhen Systems was certified as "Advanced Technology Service Enterprise" and entitled to an income tax rate of 15% from January 1, 2010 to December 31, 2013.

(4)
Pactera Beijing obtained the new HNTE in 2008 and the HNTE certificate was renewed in 2011. Pactera Beijing was further recognized as a "key software enterprise under the State plan" in 2012, which entitled it to a 10% preferential income tax rate in 2011 and 2012. For 2013, Pactera Beijing would enjoy the preferential income tax rate of 15% as HNTE.

(5)
Pactera Nanjing obtained the certificate of new setup software enterprise in 2009 and was entitled to an exemption of EIT from 2009 to 2010 and 50% reduction for the subsequent three years at the preferential tax rate of 12.5% from 2011 to 2013.

(6)
Pactera Shenzhen obtained the approved newly established IC design software enterprise and qualified software enterprise in 2010 and was entitled to an exemption of EIT in 2010 and 2011 and 50% reduction for the subsequent three years at the preferential tax rate of 12.5% from 2012

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16. INCOME TAXES (Continued)

  to 2014. It was further recognized as a "key software enterprise under the State plan" in 2013, which would entitle it to a 10% preferential income tax rate in 2013 and 2014.

(7)
Beijing DPC was qualified for the new HNTE and the certificate was renewed in 2012. As such, it is entitled to 15% tax rate from 2011 to 2013.

(8)
Pactera Shanghai was qualified as the new HNTE in December 2009, and was further recognized as a "key software enterprise under the State plan" in December 2009 and 2012, respectively, which entitled it to a 10% preferential income tax rate in 2009 through 2012. Pactera Shanghai obtained the advanced technology service enterprises certificate in 2010 and renewed the certificate in 2012, which makes it eligible for a 15% income tax rate in 2013.

(9)
Pactera Dalian was further recognized as a "key software enterprise under the State plan" in 2012 and 2013, respectively, which would entitle it to a 10% preferential income tax rate from 2011 to 2014.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16. INCOME TAXES (Continued)

        The principal components of the Group's deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2011	2012	2013
Deferred tax assets
Gross	$5,949	$16,829	$17,681
Less: Valuation allowance	(5,033)	(4,596)	(4,531)

Total net deferred tax assets	916	12,233	13,150

Deferred tax assets—current:
Allowance for doubtful accounts	1,954	2,742	1,667
Accrued expenses	131	6,217	6,249

Total deferred taxes assets—current	2,085	8,959	7,916
Less: Valuation allowance	(1,462)	(19)	(130)

Net deferred tax assets—current, net	623	8,940	7,786

Deferred tax assets—non-current:
Net operating losses	3,811	6,975	9,138
Depreciation	53	895	627

Total deferred taxes assets—non-current	3,864	7,870	9,765
Less: Valuation allowance	(3,571)	(4,577)	(4,401)

Net deferred tax assets—non-current, net	293	3,293	5,364

Current deferred tax liabilities:
Depreciation	(8)	—	—
Unbilled account receivables	—	(411)	(352)

Current deferred tax liabilities	(8)	(411)	(352)

Non-current deferred tax liabilities:
Intangible assets	(3,017)	(11,145)	(9,312)
Depreciation	(88)	(116)	(133)

Non-current deferred tax liabilities	$(3,105)	$(11,261)	$(9,445)

        The Group operates through multiple subsidiaries and the valuation allowance is considered on each individual subsidiary. The subsidiaries registered in the PRC have total net operating loss carry forwards of $2,907, $5,313 and $17,758 as of December 31, 2011, 2012 and 2013, respectively, which will expire on various dates between December 31, 2014 and December 31, 2018. The subsidiaries registered outside the PRC have total net operating loss carry forwards of $7,514, $21,503 and $21,436 as of December 31, 2011, 2012 and 2013, respectively, which will expire on various dates between December 31, 2024 and December 31, 2033. Valuation allowances have been established because the Group believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16. INCOME TAXES (Continued)

        Reconciliation between income tax expense computed by applying the PRC tax rate to income before income tax and the income tax expense is as follows:

	Years ended December 31,
	2011	2012	2013
Tax expenses at statutory tax rate in PRC	$5,029	$1,128	$3,184
Permanent differences	551	314	695
Different tax jurisdictions	306	3,253	6,556
Tax holiday in the PRC	(4,788)	(3,102)	(4,225)
Change in valuation allowance	861	(437)	(65)
Preferential tax refund	—	—	(1,724)
Other	(241)	54	547

Income tax expense	$1,718	$1,210	$4,968

        If the above mentioned tax holidays granted to our PRC subsidiaries were not available, the Group's income tax expense would have increased by $4,788, $3,102 and $4,225 for the years ended December 31, 2011, 2012 and 2013, respectively. The impact of the tax holidays on basic net income per common share was an increase of $0.12, $0.06 and $0.06 and the impact on diluted net income per common share was an increase of $0.11, $0.06 and $0.05 for the years ended December 31, 2011, 2012 and 2013, respectively.

        The components of consolidated income before income tax expense as either domestic or foreign are as follows:

	Years ended December 31,
	2011	2012	2013
Domestic (Cayman Islands)	$(7,125)	$(22,937)	$(26,246)
Foreign (PRC)	18,873	19,795	26,887
Foreign (Others)	8,368	7,654	12,096

Income before income tax expense	$20,116	$4,512	$12,737

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered the PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16. INCOME TAXES (Continued)

Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

        If the Company were to be non-resident for the PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by the PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which the Company's Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

        Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company of approximately $79,611, $179,601 and $222,624 as of December 31, 2011, 2012 and 2013, respectively, are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. It is not practical to determine the amount of any unrecognized deferred tax liability on those undistributed earnings.

        The Group is subject to taxation in the U.S. at federal and various states level and also foreign jurisdictions. There are no ongoing examinations by tax authorities at this time. The Group's various tax years from 2008 to 2013 remain open in various tax jurisdictions.

17. COMMON SHARES

        In connection with the merger of equals with VanceInfo, the Company effected a 13.9482 to 1 common share consolidation and changed the ratio of the Company's ADSs representing common shares from one ADS for nineteen common shares to one ADS for one common share. As a result, the share data and the basic and diluted net income per share were adjusted retroactively for all periods presented.

        In December 2012, the Company's board of directors had approved a share repurchase program, under which the Group was authorized, but was not obligated, to repurchase up to $30 million worth of outstanding ADSs representing the common shares of the Company from time to time over the next 12 months, depending on market conditions as well as subject to the relevant rules under US securities regulations. During 2013, 4,643,359 common shares had been repurchased for a total consideration of $30 million from the open market under this program. Subsequent to the repurchase of shares, the Company cancelled 2,900,000 common shares of the repurchased shares, and the remaining 1,743,359 common shares were reserved for future delivery to the employees upon exercise of vested share options or grant of nonvested shares.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17. COMMON SHARES (Continued)

        During 2013, in connection with the acquisition consideration in Beijing DPC, Sunwin, and Pactera Financial Solutions, the Company issued 319,556 common shares as part of the earn-out payment for the business acquisition.

        During 2013, 150,975 common shares were issued in connection with the vesting of nonvested shares previously granted under the Share Incentive Plan and 2011 Equity Incentive Plan.

        The Company issued 1,075,406, 2,150,814 and 1,743,359 common shares in 2011, 2012 and 2013, respectively, for future delivery to the employees upon exercise of vested share options or grant of nonvested shares as set out in Note 18.

        As of December 31, 2013, there was 85,503,321 common shares outstanding with a par value $0.00139482 per share.

18. SHARE-BASED COMPENSATION PLAN

  Share Incentive Plan

        On January 1, 2005, the Company's board of directors approved the Hisoft Technology International Limited. Share Incentive Plan ("Share Incentive Plan"). The maximum number of common shares that may be granted under this plan will not exceed 734,862 shares. In 2006, the Company's board of directors approved an additional 3,039,819 shares for grants under the Share Incentive Plan. In 2007, the Company's board of directors approved an additional 1,111,254 shares for grant. In 2008, the Company's board of directors approved an additional 290,213 shares for grant. In 2009, the Company's board of directors approved an additional 716,938 shares for grant. In March 2010, the Company's board of directors approved 716,938 shares pursuant to a special option plan.

  2011 Equity Incentive Plan

        On July 1, 2011, the Company's board of directors approved the Hisoft Technology International Limited 2011 Equity Incentive Plan ("2011 Equity Incentive Plan"). The total number of common shares that may be issued under this plan as of the effective date of this plan was 1,290,489. Upon the completion of the merger of equals with VanceInfo, the board of directors approved the First Amendment to Equity Incentive Plan ("Amended 2011 Equity Incentive Plan") and the total number of shares which may be issued under this plan was increased to 8,048,874, with an annual increase to be added on January 1 of each calendar year during the term of this plan, commencing from January 1, 2014, equal to the lesser of (i) 2.5% of the total number of shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) a lesser number of shares determined by the Compensation Committee of the Company's board of directors, and subject to adjustment based on a change in the capital structure of the Company and other significant corporate events as specified in this Amended 2011 Equity Incentive Plan. In addition to the above maximum aggregate number of common shares may be issued under this plan, the Compensation Committee may authorize, grant and issue common shares and stock options pursuant to or in substitution for any options or other awards assumed in connection with any mergers or other acquisitions; provided that such grants comply with all applicable laws and the rules of any exchange on which the Company's common shares are traded.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

        As of December 31, 2013, the maximum number of common shares that may be delivered under this plan was 8,048,874 common shares and 6,501,435 options and nonvested shares have been granted to employees under this plan.

        No options shall be exercisable after ten years from the date of grant. The options will vest first 1/2, 1/3 or 1/4 on a date specified in the option award agreement, which is usually a date approximately one year from the date of grant, and thereafter, 1/8, 1/12 or 1/16 respectively on each of the quarterly anniversaries from the first vesting date.

  VanceInfo 2005 Stock Option Plan

        Pursuant to the merger of equals with VanceInfo, the Group adopted the 2005 Stock Option Plan ("VanceInfo 2005 Stock Option Plan"), which brought forward from VanceInfo and allowed the Group to grant options to the former VanceInfo's employees and directors to purchase 1,867,500 common shares subject to vesting requirement. No options shall be exercisable after ten years from the date of grant. The options will vest first 1/4 on a date specified in the option award agreement, which is usually a date approximately 9 months or one year from the date of grant, and thereafter, 1/48 on each of the monthly anniversaries or 1/16 on each of the quarterly anniversaries from the first vesting date. As of December 31, 2013, 1,093,435 options and nonvested shares have been granted to employees under this plan.

  VanceInfo 2007 Share Incentive Plan

        The Group also adopted the 2007 Share Incentive Plan ("VanceInfo 2007 Share Incentive Plan"), which brought forward from VanceInfo and the Group authorized to grant to the former VanceInfo's employees and non-employees options to purchase common shares or nonvested shares up to a total of 1,100,000 common shares of the Company with an annual increase up to 3% of the number of common shares outstanding as of the first day of each year beginning 2008. The plan will expire on the tenth anniversary of the effective date of the plan. The term of any option granted under the 2007 Share Incentive Plan shall not exceed ten years. The options and nonvested shares will vest first 1/4 on the first anniversary of the date of grant and thereafter, 1/16 on each of the quarterly anniversaries or 1/4 on each of the anniversaries from the first vesting date. As of December 31, 2013, 2,049,611 options and nonvested shares have been granted to employees under this plan.

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

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

  Option exercise

        The option shall be exercisable by the delivery of a written notice to the secretary of the Group, in the form approved by the Group, stating the number of common shares to be purchased pursuant to the option and payment in full for the exercise price of the shares to be purchased in cash, by check or by electronic funds transfer to the Group.

I.
Stock Options

  Changes in options outstanding were as follows:

  (i)
  Share Incentive Plan

	Number of share options	Weighted average exercise price	Weighted average grant-date fair value	Weighted average intrinsic value per option at the grant dates
Share options outstanding as of January 1, 2011	4,508,784	$4.46
Granted	114,685	16.74	$8.93	—
Exercised	(1,007,740)	4.18
Cancelled	(217,539)	9.76

Share options outstanding as of December 31, 2011	3,398,190	$4.60
Granted	—	—	—	—
Exercised	(401,179)	4.34
Cancelled	(81,840)	6.64

Share options outstanding as of December 31, 2012	2,915,171	$4.58	—	—
Granted	—	—
Exercised	(691,372)	4.64
Cancelled	(83,608)	11.26

Share options outstanding as of December 31, 2013	2,140,191	$4.37

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

  (ii)
  2011 Equity Incentive Plan

	Number of share options	Weighted average exercise price	Weighted average grant-date fair value	Weighted average intrinsic value per option at the grant dates
Granted	34,055	$8.79	$4.32	—
Exercised	—	—
Cancelled	—	—

Share options outstanding as of December 31, 2011	34,055	$8.79
Granted	215,084	$7.25	$3.77	—
Exercised	—	—
Cancelled	—	—

Share options outstanding as of December 31, 2012	249,139	$7.46
Granted	40,100	$7.75	$3.75	—
Exercised	—	—
Cancelled	(43,623)	$8.20

Share options outstanding as of December 31, 2013	245,616	$7.38

    The options vest ratably over one to four year period, which is generally the service period and exercisable over a period of ten years from the date of grant.

  (iii)
  VanceInfo 2005 Stock Option Plan

	Number of share options	Weighted average exercise price	Weighted average grant-date fair value	Weighted average intrinsic value per option at the grant dates
Assumed as of November 9, 2012	1,093,435	$1.90	$1.31	$6,118,710
Exercised	(61,340)	$0.78
Cancelled	—	—

Share options outstanding as of December 31, 2012	1,032,095	$1.97
Exercised	(223,715)	$1.78
Cancelled	(1,588)	$6.95

Share options outstanding as of December 31, 2013	806,792	$2.01

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

  (iv)
  VanceInfo 2007 Share Incentive Plan

	Number of share options	Weighted average exercise price	Weighted average grant-date fair value	Weighted average intrinsic value per option at the grant dates
Assumed as of November 9, 2012	2,557,084	$7.56	$6.18	$1,138,653
Exercised	(25,908)	$5.53
Cancelled	(49,088)	$7.96

Share options outstanding as of December 31, 2012	2,482,088	$7.57
Exercised	(111,844)	$5.30
Cancelled	(458,385)	$7.87

Share options outstanding as of December 31, 2013	1,911,859	$7.63

  Information with respect to options outstanding as of December 31, 2013 is as follows:

  (i)
  Share Incentive Plan

	Options outstanding				Options exercisable
Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value	Number exercisable	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value
2,140,191	3.40	$4.37	$6,013,406	2,134,557	3.39	$4.36	$6,008,441

    In 2011, 2012 and 2013, 1,007,740, 401,179 and 691,372 options, respectively, were exercised. Total intrinsic value of options exercised in each of those years was $11,142, $ 1,881 and $1,226 in 2011, 2012 and 2013, respectively.

  (ii)
  2011 Equity Incentive Plan

	Options outstanding				Options exercisable
Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value	Number exercisable	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value
245,616	8.04	$7.38	$3,650	20,433	7.86	$8.79	—

    In 2013, there was nil option being exercised under this plan and 20,433 options were exercisable as of December 31, 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

  (iii)
  VanceInfo 2005 Stock Option Plan

	Options outstanding				Options exercisable
Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value	Number exercisable	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value
806,792	2.30	$2.01	$4,153,648	806,792	2.30	$2.01	$4,153,648

    In 2013, there were 223,715 options being exercised under this plan and 806,792 options were exercisable as of December 31, 2013.

  (iv)
  VanceInfo 2007 Share Incentive Plan

	Options outstanding				Options exercisable
Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value	Number exercisable	Weighted average remaining contractual life in years	Weighted average exercise price	Aggregate intrinsic value
1,911,859	2.64	$7.63	$567,787	1,316,968	2.25	$7.51	$537,201

    In 2013, there were 111,844 options being exercised under this plan and 1,316,968 options were exercisable as of December 31, 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

  A summary of the status of the Group's options to be vested as of December 31, 2011, 2012 and 2013 and changes during the years ended December 31, 2012 and 2013 is as below:

  (i)
  Share Incentive Plan

Options to be vested	Share options	Weighted-average grant date fair value	Weighted-average exercise price per share
As of January 1, 2011	1,361,483	$2.51	$5.58
Granted	114,685	8.93	16.74
Vested	(704,248)	1.67	5.30
Forfeited	(217,539)	4.18	9.76

As of December 31, 2011	554,381	$4.88	$6.56
Granted	—	—	—
Vested	(357,282)	3.01	5.79
Forfeited	(81,840)	9.21	6.64

As of December 31, 2012	115,259	$7.63	$8.88
Granted	—	—	—
Vested	(26,017)	1.39	(8.49)
Forfeited	(83,608)	4.91	11.26

As of December 31, 2013	5,634	$5.76	$8.47

Vested and expect to vest as of December 31, 2013	4,593,188		$4.32

  (ii)
  2011 Equity Incentive Plan

Options to be vested	Share options	Weighted-average grant date fair value	Weighted-average exercise price per share
Granted in 2011	34,055	$4.32	$8.79

As of December 31, 2011	34,055	$4.32	$8.79
Granted	215,082	3.77	7.25
Vested	(34,055)	4.32	8.79
Forfeited	2	3.89	7.60

As of December 31, 2012	215,084	$3.77	$7.25

Granted	40,100	3.75	7.75
Forfeited	(30,001)	3.83	7.94

As of December 31, 2013	225,183	$4.02	$7.25

Vested and expect to vest as of December 31, 2013	245,616		$7.38

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

  (iii)
  VanceInfo 2005 Stock Option Plan

Options to be vested	Share options	Weighted-average grant date fair value	Weighted-average exercise price per share
Assumed as of November 9, 2012	1,093,435	$1.31	$1.90
Vested	(125)	1.71	3.50
Forfeited	—	—	—

As of December 31, 2012	1,093,310	$1.31	$1.90
Vested	(1,093,310)	1.31	1.90
Forfeited	—	—	—

As of December 31, 2013	—	—	—

Vested and expect to vest as of December 31, 2013	1,093,435		$1.90

  (iv)
  VanceInfo 2007 Share Incentive Plan

Options to be vested	Share options	Weighted-average grant date fair value	Weighted-average exercise price per share
Assumed as of November 9, 2012	2,557,084	$6.18	$7.56
Vested	(81,381)	3.47	6.57
Forfeited	(49,088)	8.35	7.96

As of December 31, 2012	2,426,615	$6.23	$7.58
Vested	(1,373,339)	8.32	8.09
Forfeited	(458,385)	6.58	7.87

As of December 31, 2013	594,891	$7.21	$7.90

Vested and expect to vest as of December 31, 2013	2,049,611		$7.48

  The fair value of each option granted was estimated on the date of grant by the Group and was determined using the Black-Scholes options-pricing model with the following assumptions, presented in weighted average, for the years ended December 31, 2011, 2012 and 2013,

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

  respectively, except for the options assumed under the merger of equals with VanceInfo on November 9, 2012:

	2011	2012	2013
Expected volatility(1)	53%	53%	50% – 51%
Risk-free interest rate(2)	1.44% – 2.90%	1.04%	1.18% – 1.23%
Expected life (years)(3)	5.5 – 6.1	6.5	5.87 – 6.11
Expected dividend yield(4)	—	—	—
Exercise price(5)	$8.79 – $22.18	$7.25	$6.42 – $7.94
Fair value of the underlying common shares(6)	$8.79 – $22.18	$7.49	$6.42 – $7.94

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

(5)
Exercise price

  The exercise price of the options was determined by the Company's board of directors.

(6)
Fair value of underlying common shares

  The fair value of the underlying common shares is estimated based on the closing market price of the ADS of the Company as of the grant date to derive the fair value of the common shares on that date.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

        The fair value of the options granted under the merger of equals with VanceInfo on November 9, 2012 was estimated with the assistance of an independent third-party appraiser, and was determined using binomial model with the following assumptions:

Expected volatility(1)	52.0% – 66.0%
Risk-free interest rate(2)	0.7% – 1.4%
Expected dividend yield(3)	Nil
Exercise price(4)	$4.58 – $11.00
Fair value of the underlying common shares(5)	$7.49

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

(4)
Exercise price

  The exercise price of the options was determined by the Group's board of directors.

(5)
Fair value of underlying common shares

  The fair value of the common shares underlying was estimated based on the closing market price of the ADS of VanceInfo as of the grant date to derive the fair value of the common shares on that date.

  There was $1,375 of total unrecognized compensation expense related to share options granted as of December 31, 2013. The expense is expected to be recognized over a weighted-average period of 1.24 years according to the graded vesting schedule.

  During 2013, the Company extended the contractual life of 281,804 fully vested share options held by 140 employees. As a result of that modification, the Company recognized additional compensation expense of $278 for the year ended December 31, 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

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

  The following table summarizes information regarding the nonvested shares granted:

  (i)
  Share Incentive Plan

	Number of nonvested shares	Weighted average grant date fair value	Intrinsic value
Outstanding as of January 1, 2011	337,443	$8.37	$2,806,766
Granted	361,256	12.83	4,650,290
Vested	(273,850)	6.83	(1,876,338)
Forfeited	(15,722)	9.07	(143,571)

Outstanding as of December 31, 2011	409,127	$13.25	$5,437,147
Granted	2,719	11.02	29,960
Vested	(156,072)	13.06	(2,038,640)
Forfeited	(28,366)	11.50	(326,168)

Outstanding as of December 31, 2012	227,408	$13.57	$3,102,299
Vested	(57,373)	13.95	(800,353)
Forfeited	(3,406)	18.06	(61,512)

Outstanding as of December 31, 2013	166,629	$13.45	$2,240,434

Nonvested shares vested and expect to vest as of December 31, 2013	1,686,203

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

  (ii)
  2011 Equity Incentive Plan

	Number of nonvested share units	Weighted average grant date fair value	Intrinsic value
Outstanding as of January 1, 2012	1,045,698	$10.18	$10,600,967
Granted	3,833,474	7.83	30,027,735
Vested	(291,513)	10.41	(3,034,746)
Forfeited	(120,680)	10.95	(1,321,957)

Outstanding as of December 31, 2012	4,466,979	$8.13	$36,271,999
Granted	1,899,121	7.30	13,863,583
Vested	(210,086)	8.88	(1,865,564)
Forfeited	(401,794)	8.18	(3,286,675)

Outstanding as of December 31, 2013	5,754,220	$7.55	$44,983,343

Nonvested shares vested and expect to vest as of December 31, 2013	6,255,819

  (iii)
  VanceInfo 2007 Share Incentive Plan

	Number of nonvested share units	Weighted average grant date fair value	Intrinsic value
Granted as of November 9, 2012	722,869	$16.56	$11,968,510
Vested	(14,738)	16.23	(239,145)
Forfeited	(24,157)	14.13	(341,308)

Outstanding as of December 31, 2012	683,974	$16.65	$11,388,057

Vested	(250,704)	17.52	(4,392,334)
Forfeited	(99,355)	18.37	(1,825,151)

Outstanding as of December 31, 2013	333,915	$15.48	$5,170,572

Nonvested shares vested and expect to vest as of December 31, 2013	599,357

  Compensation cost recognized in relation to nonvested shares was $4,388, $9,600 and $19,436 in 2011, 2012 and 2013, respectively.

  There was $21,197 of total unrecognized compensation expense related to nonvested shares granted as of December 31, 2013. The expense is expected to be recognized over a weighted-average period of 1.91 years.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

III.
Performance based share award options and nonvested shares

	Number of share units	Weighted average grant date fair value	Intrinsic value
Outstanding as of January 1, 2012	695,430	$9.96	$6,925,500
Granted	1,870,614	7.07	13,064,870
Forfeited	(71,710)	7.49	(537,049)

Outstanding as of December 31, 2012	2,494,334	7,86	19,453,321
Forfeited	(156,505)	7.49	(1,172,222)

Outstanding as of December 31, 2013	2,337,829	$7.20	$18,281,099

Option and nonvested shares vested and expect to vest as of December 31, 2013	2,783,106

  In connection with the merger of equals with VanceInfo, the Board approved to amend the existing options and nonvested shares such that the performance-based vesting criteria shall no longer apply. Accordingly, 1,118,424 performance based share options and nonvested shares were no longer subject to the performance-based vesting criteria as of December 31, 2012. The incremental cost of $1,915 was recorded in 2012 as a result of this modification.

IV.
Nonvested shares of a subsidiary granted to employees

  As a result of the merger of equals with VanceInfo, the Company has a subsidiary named Pactera Financial Solutions Limited ("Pactera Financial Solutions"). Under the previous contractual agreement, the Company granted 33.3% equity interest or 1,000,000 common shares of Pactera Financial Solutions in the form of nonvested shares to key employees for their continuing employment. The Company is entitled to the right of repurchasing all equity interest held by the key employees after December 31, 2012. As of December 31, 2012, 395,000 of the previously granted nonvested shares were vested. Accordingly, there was 16.5% non-controlling interest in Pactera Financial Solutions.

  On January 1, 2013, the Company purchased the noncontrolling interest in Pactera Financial Solutions held by the key employees with a total consideration of $6.3 million. The Company treated this as an equity transaction, and there was no impact on the consolidated statements of operations.

  Share-based compensation expense

  The Group recognizes compensation cost on the options using the graded vesting method. No tax benefit related thereto has been recognized by the Group.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18. SHARE-BASED COMPENSATION PLAN (Continued)

  The following table shows the share-based compensation expenses included in the consolidated statements of operations for the years ended December 31, 2011, 2012, and 2013:

	2011	2012	2013
Cost of revenues	$234	$165	$466
General and administrative	4,906	10,405	21,466
Selling and marketing	516	494	926

Total	$5,656	$11,064	$22,858

19. CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

        Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. These employee benefit expenses were $13,268, $22,556 and $48,383 in 2011, 2012 and 2013, respectively.

        PRC legal restrictions permit payments of dividends by the Group's PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Foreign Investment Enterprises, the Group's PRC subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the Company's PRC subsidiaries. These reserve funds include one or more of the following (i) a general reserve, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the balance reaches 50% of the registered capital, and the other fund appropriations are at the management's discretion. These statutory reserve funds can only be used for purposes of general enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Appropriations to these reserves by the Company's PRC subsidiaries were $2,875, $729 and $2,865 for the years ended December 31, 2011, 2012 and 2013, respectively.

        As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution were $170,284 and $185,913 as of December 31, 2012 and 2013, respectively.

        As a result of the above restrictions, parent-only financials are presented on financial statement Schedule I.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20. NET INCOME PER SHARE

        The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

	Years ended December 31,
	2011	2012	2013
Numerator used in basic and diluted net income per common share:
Net income attributable to Pactera Technology International Ltd. shareholders	$17,901	$2,590	$7,837

Shares (denominator):
Weighted average common shares outstanding used in computing basic net income per common share	40,596,429	47,547,307	81,942,795

Plus incremental weighted average common shares from assumed exercise of share options and vesting of nonvested shares using treasury stock method and shares issuable in connection with business acquisition	2,359,862	1,896,853	3,010,251

Weighted average common shares outstanding used in computing diluted net income per common share	42,956,291	49,444,160	84,953,046

Net income per common share attributable to shareholders of Pactera Technology International Ltd.
—Basic	$0.44	$0.05	$0.10
—Diluted	$0.42	$0.05	$0.09

        As of December 31, 2013, 4,085,575 common shares were reserved for future delivery to employees upon exercise of vested share options or grant of nonvested shares, which were excluded in computing basic and diluted net income per share.

        471,009, 1,052,480 and 3,623,956 share options and nonvested shares had been excluded from the dilutive share calculation for the years ended December 31, 2011, 2012 and 2013, respectively, as their effects were anti-dilutive.

21. LEASES AND COMMITMENTS

        The Group follows the authoritative pronouncement issued by FASB regarding accounting for leases, in determining the criteria for capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses in the year incurred.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21. LEASES AND COMMITMENTS (Continued)

        The Group leases its facilities, office and residential building under non-cancelable operating lease agreements. Rental expenses under operating leases for the years ended December 31, 2011, 2012 and 2013 were $6,336, $10,472 and $ 21,599, respectively.

        The Group's assets under capital leases as of December 31, 2013 were as follows:

Furniture, fixtures and electronic equipment	$91
Less: Accumulated amortization	(91)

$—

        Capital leases were classified as "property, plant and equipment" on the balance sheet. Capital lease amortization expense was $105, $106 and $91 for the years ended December 31, 2011, 2012 and 2013, respectively.

        The following is a summary by years of future minimum lease payments for operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2013:

Years ended December 31,
2014	$11,163
2015	8,236
2016	3,984
2017	1,582
2018 and thereafter	1,490

Total minimum lease payments	$26,455

22. SEGMENT INFORMATION AND REVENUE ANALYSIS

        The Group's chief operating decision maker ("CODM") is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As disclosed in Note 10, subsequent to the merger of equals with VanceInfo, former Hisoft and VanceInfo each represented one operating segment as of December 31, 2012. However, under the aggregation criteria set forth in the US GAAP with respect to segment reporting, the two operating segments were aggregated into one reportable segment as they have similar economic characteristics and provide the similar services. In the early 2013, the integration process of former VanceInfo and HiSoft had been completed as the Group had successfully integrated the financial system, business groups, and other support departments into one operating segment, and therefore the Group has only one reportable segment as of December 31, 2013.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22. SEGMENT INFORMATION AND REVENUE ANALYSIS (Continued)

        The Group has internal reporting that does not distinguish between markets or segments. The Group operates in Asia, North America, Europe, and all of the Group's long-lived assets are located as follows:

	Years ended December 31,
	2011		2012		2013
	Net Revenues(1)	Long-lived assets(2)	Net Revenues(1)	Long-lived Assets(2)	Net Revenues(1)	Long-lived Assets(2)
Greater China	$87,264	$37,405	$172,316	$197,559	$401,988	$219,380
United States	49,271	19,922	75,306	31,729	135,647	31,118
Asia South	29,673	8,549	45,276	23,984	69,884	21,700
Japan	47,671	1,996	60,137	2,743	49,623	2,496
Europe	5,110	—	5,996	3,387	12,877	3,387

Total	$218,989	$67,872	$359,031	$259,402	$670,019	$278,081

Note:

(1)
Net revenues are presented by operating location of the Group's customer entities.

(2)
Long-lived assets are presented by the operating location of the subsidiaries of the Company.

        The outsourced technology services provided by the Group include Infrastructure Technology Services ("ITS"), Research and Development Services ("RDS"), and Business Process Outsourcing ("BPO"). The Group's net revenues are substantially derived from these three services lines.

	Years ended December 31,
	2011	2012	2013
ITS	$126,105	$212,448	$398,915
RDS	92,884	144,173	259,606
BPO	—	2,410	11,498

Total	$218,989	$359,031	$670,019

23. SUBSEQUENT EVENTS

(a)
Going private

  On May 20, 2013, the Company's board of directors received a non-binding proposal letter from an affiliate of funds managed or advised by Blackstone to acquire all of the outstanding shares of Pactera International not currently owned by the Company's non-executive Chairman, Chris Chen, its Chief Executive Officer, Tiak Koon Loh, and its Executive Committee members, David Chen, Sidney Huang and Jun Su (collectively, the "Buyer Consortium") in a going private transaction (the "Transaction") for $7.50 per ADS in cash, subject to certain conditions. According to the proposal letter, the Buyer Consortium intends to form an acquisition vehicle for the purpose of

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

23. SUBSEQUENT EVENTS (Continued)

  implementing the Transaction, and the Transaction is intended to be financed with a combination of equity capital funded by the Buyer Consortium and third-party debt.

  Upon the unanimous recommendation of a Special Committee of the Company's board of directors consisting of independent directors and the approval of the Company's board of directors, on October 17, 2013, the Company announced that it entered into a definitive merger agreement ("Merger Agreement") with a Consortium led by funds managed or advised by Blackstone (as defined below), including (i) Blackstone, (ii) certain members of the Company's management comprising of Chris Chen, the Company's non-executive chairman and Tiak Koon Loh, the Company's chief executive officer and several other senior managers (the "Management") and (iii) GGV Capital and its affiliates ("GGV") (collectively, the "Buyer Consortium").

  The Merger Agreement provides that at the completion of the acquisition, the shareholders of the Company will receive $7.30 per common share or $7.30 per ADS of the Company (the "Transaction"). The price per Share and per ADS represents a premium of 39% over the Company's closing share price of $5.26 per ADS on May 17, 2013, the last trading day prior to the Company's announcement on May 20, 2013 that it had received the "going private" proposal as mentioned above, from a consortium, and a premium of 35% to the volume-weighted average closing price of the ADSs during the 30 trading days prior to May 20, 2013.

  If the Merger closes pursuant to the Merger Agreement, the Company will become a privately-held company and its ADSs would cease to be listed on the Nasdaq Global Select Market. The Transaction is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company's shareholders convened to consider the approval of the Merger Agreement and the Transaction and a condition that the parties obtain antitrust approvals for the Transaction. The Company has filed with the U.S. Securities and Exchange Commission (the "SEC") a transaction statement on Schedule 13E-3 and its amendments, which include a proxy statement of the Company. As of March 10, 2014, the transaction statement on Schedule 13E-3 had been cleared with the SEC, the merger transaction had also been approved by the majority of the shareholders.

(b)
The transferred of certain outsourcing business with ChinaSoft regarding the Huawei business

  On December 27, 2013, the Group and ChinaSoft International Limited ("ChinaSoft"), a third party company, entered into several agreements ("Transfer Agreements") under which the Group would transfer the resources who mainly work on Huawei related projects, sell the related uncompleted business contracts, certain property, plant and equipment and operating leases to ChinaSoft. The Group will also transfer its outstanding accounts receivable balances to ChinaSoft at a price agreed by the two parties. In addition, the Group would pay certain employees a compensation of $2.5 million to motivate the completion of the transaction. The total consideration of the transaction was $49.6 million. The consummation of the transfer agreements depend on when the relevant closing conditions can be satisfied. As of December 31, 2013, the Group received $3.8 million as part of the consideration and recognized as accrued expenses and other payables. The relevant property, plant and equipment and leases expected to be transferred

PACTERA TECHNOLOGY INTERNATIONAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

23. SUBSEQUENT EVENTS (Continued)

  was classified as assets held for sale as of December 31, 2013. The transactions contemplated by the Transfer Agreements have been completed in the first quarter of 2014 as the closing conditions were met in January 2014, the relevant impacts will be accounted for in 2014 accordingly.

  The Group did not expect this transaction to have a significant impact on its consolidated statements of operations upon the completion of this transaction.

(c)
Acquisition of Innoveo Solution AG, Swizerland ("Innoveo")

  On January 1, 2014, the Group acquired 100% equity interest in Innoveo, a Switzerland based software company. The total consideration was estimated as $3.2 million, of which $2.8 million is subject to future performance measures of Innoveo. As of December 31, 2013, the Group has prepaid $1.2 million to Innoveo and recognized in other assets. The Group was still in the process of performing purchase price allocation.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS
(In thousands of U.S. dollars, except share data, or otherwise noted)

	As of December 31,
	2012	2013
ASSETS
Current Assets:
Cash and cash equivalents	$28,972	$16,100
Other current assets	302	880

Total current assets	29,274	16,980

Investment in subsidiaries and VIE	521,655	545,842

TOTAL ASSETS	$550,929	$562,822

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accrued expenses and other payables	$9,944	$12,549

Total current liabilities	9,944	12,549

TOTAL LIABILITIES	9,944	12,549

Shareholders' Equity:
Common shares ($0.00139482 par value; 120,000,000 shares authorized; 88,312,068 and 85,503,321 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	123	119
Additional paid-in capital	502,748	497,391
Shares issuable in connection with business acquisition	1,537	2,503
Retained earnings	17,797	25,634
Accumulated other comprehensive income	18,780	24,626

Total shareholders' equity	540,985	550,273

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$550,929	$562,822

The accompanying notes are an integral part of these financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, or otherwise noted)

	Years ended December 31,
	2011	2012	2013
Operating expenses
General and administrative	$(7,156)	$(23,074)	$(24,666)
Selling and marketing	(533)	(494)	(925)

Total operating expenses	(7,689)	(23,568)	(25,591)

Interest expense	(43)	—	—
Interest income	607	645	27

Net loss before income from subsidiaries and VIE	(7,125)	(22,923)	(25,564)
Equity in income of subsidiaries and VIE	25,026	25,513	33,401

Net income	$17,901	$2,590	$7,837

The accompanying notes are an integral part of these financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, or otherwise noted)

	Years ended December 31,
	2011	2012	2013
Net income	$17,901	$2,590	$7,837
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	5,738	2,453	5,846

Comprehensive income attributable to Parent Company	$23,639	$5,043	$13,683

The accompanying notes are an integral part of these consolidated financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of U.S. dollars, except share data, or otherwise noted)

	Common shares				Shares to be issued in connection with business acquisition
			Treasury stock	Additional paid-in capital		(Accumulated deficit) Retained earnings	Accumulated other comprehensive income
	Shares	Amount						Total equity
Balance as of January 1, 2011	41,536,412	$58	$—	$176,517	$—	$(12,212)	$10,589	$174,952
Issuance of common shares for share-based compensation	1,075,406	2	—	—	—	—	—	2
Repurchase of common shares	(2)	—	—	—	—	—	—	—
Share option exercise	—	—	—	4,235	—	—	—	4,235
Share-based compensation	—	—	—	5,656	—	—	—	5,656
Vesting of nonvested shares award	108,251	—	—	—	—	—	—	—
Net income	—	—	—	—	—	17,901	—	17,901
Foreign currency translation adjustments	—	—	—	—	—	—	5,738	5,738
Comprehensive income

Balance as of December 31, 2011	42,720,067	60	—	186,408	—	5,689	16,327	208,484
Issuance of common share for share based compensation	2,150,814	3	—	11	—	—	—	14
Issuance of common shares as a result of merger of equals with VanceInfo	43,441,188	60	—	326,718	—	—	—	326,778
Balance brought forward from VanceInfo as a result of merger	—	—	—	(11,407)	619	9,518	—	(1,270)
Stock option exercise	—	—	—	1,933	—	—	—	1,933
Repurchase of common shares	(1)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	11,125	—	—	—	11,125
Acquisition of non-controlling interest	—	—	—	(12,040)	—	—	—	(12,040)
Shares issuable in connection with business acquisition	—	—	—	—	918	—	—	918
Net income	—	—	—	—	—	2,590	—	2,590
Foreign currency translation adjustments	—	—	—	—	—	—	2,453	2,453

Balance as of December 31, 2012	88,312,068	123	—	502,748	1,537	17,797	18,780	540,985
Repurchase of common shares	(4,643,359)	—	(29,907)	(93)	—	—	—	(30,000)
Cancelation of common shares and treasury stock	(379,278)	(4)	18,678	(18,674)	—	—	—	—
Reissuance of treasury stock for share based compensation	1,743,359	—	11,229	(11,229)	—	—	—	—
Issuance of common share for business acquisition	319,556	—	—	2,464	(2,464)	—	—	—
Stock option exercise	—	—	—	4,201	—	—	—	4,201
Vesting of nonvested shares award	150,975	—	—	—	—	—	—	—
Share-based compensation	—	—	—	23,000	—	—	—	23,000
Vesting of nonvested shares of a subsidiary	—	—	—	(1,363)	—	—	—	(1,363)
Acquisition of non-controlling interest	—	—	—	(3,592)	—	—	—	(3,592)
Disposal of variable interest entity	—	—	—	(71)	—	—	—	(71)
Shares issuable in connection with business acquisition	—	—	—	—	3,430	—	—	3,430
Net income	—	—	—	—	—	7,837	—	7,837
Foreign currency translation adjustments	—	—	—	—	—	—	5,846	5,846

Balance as of December 31, 2013	85,503,321	$119	$—	$497,391	$2,503	$25,634	$24,626	$550,273

The accompanying notes are an integral part of these financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, or otherwise noted)

	Years ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income	$17,901	$2,590	$7,837
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries and VIE	(25,026)	(25,513)	(33,401)
Share-based compensation expenses	5,656	11,064	22,858
Change in fair value of contingent consideration	981	(531)	(102)
Changes in operating assets and liabilities, net of effects of business acquisitions:
Other long-term assets	10	—	—
Intercompany receivables	9,693	4,591	13,495
Other current assets	(11,574)	110	(578)
Accrued expenses and other payables	—	8,193	2,605
Other current liabilities	(9,188)	—	—

Net cash (used in) provided by operating activities	(11,547)	504	12,714

Cash flows from investing activities:
Dividends received	1,411	—	—
Investment income received from subsidiary	—	200	—
Deferred and contingent consideration paid for business acquisitions	—	(782)	—

Net cash provided by (used in) investing activities	1,411	(582)	—

Cash flows from financing activities:
Repayment of short-term bank borrowings	(40,000)	—	—
Proceeds from issuance of common shares for share based compensation	5,291	1,988	4,414
Deferred and contingent consideration paid for business acquisitions	(4,014)	—	—
Repurchase of common shares	—	—	(30,000)

Net cash (used in) provided by financing activities	(38,723)	1,988	(25,586)

Net (decrease) increase in cash and cash equivalents	(48,859)	1,910	(12,872)

Cash and cash equivalents at the beginning of year	75,921	27,062	28,972

Cash and cash equivalents at the end of year	$27,062	$28,972	$16,100

The accompanying notes are an integral part of these financial statements.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. dollars, or otherwise noted)

1. BASIS OF PREPARATION

        The condensed financial information of the Parent Company, Pactera Technology International Ltd., has been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIE.

        The condensed financial information is provided, because the restricted net assets of the Company's subsidiaries were over the 25% of the consolidated net assets of the Company as of December 31, 2013.

2. INVESTMENTS IN SUBSIDIARIES AND VIE

        For the purpose of the Parent Company's stand-alone financial information, investments in subsidiaries and VIE are reported using the equity method of accounting. The Parent Company's share of income from the subsidiaries and VIE was reported in the single line item of equity in income of subsidiaries and VIE. Under the equity method, the Parent Company ceases to record its share of the losses once the carrying value of the investment has been reduced to zero unless the Parent Company has the obligation to fund losses in its subsidiaries and VIE.